Form 20-F
period 2002-03-31
BRITISH AIRWAYS PLC
filed 2002-07-15
CIK 809023

Use these links to rapidly review the document
TABLE OF CONTENTS
INDEX TO FINANCIAL STATEMENTS

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: March 31, 2002

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-9384

BRITISH AIRWAYS Plc
(Exact name of Registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Waterside, PO Box 365, Harmondsworth, Middlesex, UB7 0GB England
(Address of principal executive offices)

        Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares of 25p each Ordinary Shares of 25p each	New York Stock Exchange New York Stock Exchange*

*
Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

        Securities registered or to be registered pursuant to Section 12(g) of the Act: None

        Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares of 25p each	1,082,757,107

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

        Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐	Item 18 ☒

TABLE OF CONTENTS

Introductory Note
Specialist Terms
Part I	Item 1.	Identity of Directors, Senior Management and Advisers*
	Item 2.	Offer Statistics and Expected Timetable*
	Item 3.	Key Information
Selected Financial Data
Group Operating Statistics
Exchange Rates
Risk Factors
	Item 4.	Information on the Company
Introduction
Strategic Developments and Investments
Segment Information
Route Network
Airline Fleet
Operations
Seasonal Variations
Marketing and Sales
Ancillary Airline Activities
Regulation
Competition
Organizational Structure
Property, Plants and Equipment
	Item 5.	Operating and Financial Review and Prospects
Introduction
Results of Operations
Other Matters
Critical Accounting Policies
	Item 6.	Directors, Senior Management and Employees
Compensation of Directors and Officers
Options to Purchase Securities from Registrant or Subsidiaries
Employees
Pensions
Share Ownership
	Item 7.	Major Shareholders and Related Party Transactions
	Item 8.	Financial Information
Consolidated Statements and Other Financial Information
Dividends
Legal Proceedings
Significant Changes
	Item 9.	The Offer and Listing
	Item 10.	Additional Information
Memorandum and Articles of Association
Directors
Limitations on Voting and Shareholding
Material Contracts
Exchange Controls
Tax
United Kingdom Income Tax
United Kingdom Tax on Capital Gains
United Kingdom Inheritance Tax
United Kingdom Stamp Duty and Stamp Duty Reserve Tax
United States Federal Income Tax
Documents on Display
	Item 11.	Quantitative and Qualitative Disclosures about Market Risk
	Item 12.	Description of Securities Other Than Equity Securities
Part II	Item 13.	Defaults, Dividend Arrearages and Delinquencies
	Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds
	Item 15.	Reserved
	Item 16.	Reserved
Part III	Item 17.	Financial Statements**
	Item 18.	Financial Statements**
	Item 19.	Exhibits

*
Omitted pursuant to General Instructions for Form 20-F.
**
The Registrant has responded to Item 18 in lieu of responding to Item 17.

INTRODUCTORY NOTE

        Unless the context indicates otherwise, the "Company", "BA" or "British Airways" refers to British Airways Plc and "BA Group" or "Group" refers to British Airways, its subsidiaries and its quasi-subsidiary. "Airline" refers to British Airways Plc, British Airways (European Operations at Gatwick) Limited, Brymon Airways Limited, Deutsche BA Luftfahrtgesellschaft Gmbh, British Regional Air Lines Limited from May 10, 2001, Go Fly Limited until June 14, 2001 and Air Liberté for historic comparatives. "Qantas" refers to Qantas Airways Limited.

        BA publishes its financial statements expressed in United Kingdom ("UK") pounds Sterling. In this document references to "US Dollars", "US $", or "$" are to United States ("US") Dollars, references to "pounds Sterling", "Sterling" or "£" and "pence" or "p" are to UK currency, and references to "A$" are to Australian Dollars. For the convenience of the reader, this document contains translations of certain pounds Sterling amounts to US Dollars at $1.425 to £1.00, the noon buying rate in New York City for cable transfers in pounds Sterling as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on March 29, 2002. These translations should not be construed as representations that the pounds Sterling amounts actually represent such US dollar amounts or could be converted into US Dollars at the rate indicated. The Noon Buying Rate on July 1, 2002 was $1.53 to £1.00. For historical information regarding rates of exchange between US Dollars and pounds Sterling, see "Item 3—Key Information—Exchange Rates". For a discussion of the Group's exposure to exchange rate fluctuations arising from its operations, see "Item 5—Operating and Financial Review and Prospects—Results of Operations—Foreign Currency Exposure" and "Item 11—Quantitative and Qualitative Disclosures about Market Risk".

        Cash dividends, if any, paid by BA will be in pounds Sterling, and exchange rate fluctuations will affect the US Dollar amounts received by holders of American Depositary Shares ("ADSs") on conversion of such dividends. Moreover, fluctuations in the exchange rates between pounds Sterling and the US Dollar will affect the US Dollar equivalent of the pounds Sterling price of the ordinary shares of the Company (the "Ordinary Shares") on the London Stock Exchange, and, as a result, are likely to affect the market price of the ADSs traded on the New York Stock Exchange in the United States.

        The Company's fiscal year ends on March 31 of each year, and references herein to "fiscal year" are to the year ended March 31 of the year specified.

        Certain information included in "Item 4—Information on the Company" and "Item 8—Financial Information—Legal Proceedings" as well as certain statements made throughout "Item 5—Operating and Financial Review and Prospects" and "Item 11—Quantitative and Qualitative Disclosures about Market Risk" are forward-looking and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements. Forward-looking statements included in this document and in documents incorporated herein by reference generally may be identified by, the words "will", "expects", "plans", "anticipates", "intends", and similar expressions that indicate the statement addresses the future. Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Company's plans and objectives for future operations, including, without limitation, discussions of the Company's "Future Size and Shape" program, expected future revenues, financing plans and expected expenditures and divestments. All forward-looking statements in this report are based upon information known to the Company on the date of this report. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. It is not reasonably possible to itemize all of the many factors and specific events that could cause the Company's forward looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy. Some factors that could significantly affect expected capacity, load factors, yields, revenues, expenses, unit costs, capital expenditures, cash flows and margins include the airline pricing environment, customer demand, fuel and other commodity costs, capacity decisions of other carriers, cost of safety and security measures, actions of the UK and other governments, foreign currency exchange rate fluctuations, inflation, the economic environment of the airline industry, the general economic environment, the commencement or escalation of hostilities, terrorist activities, the ability to reach labor and wage agreements, industrial actions such as strikes, compensation levels in the industry, the status of the Company's relationships with the union groups, and other factors discussed herein, including under "Item 3—Key Information—Risk Factors".

SPECIALIST TERMS

Available seat kilometers (ASK)	the number of seats available for sale multiplied by the distance flown
Available tonne kilometers (ATK)	the number of tonnes (2,240 lbs) of capacity available for the carriage of revenue load (passenger and cargo) multiplied by the distance flown
Revenue passenger kilometers (RPK)	the number of revenue passengers carried multiplied by the distance flown
Cargo tonne kilometers (CTK)	the number of revenue tonnes of cargo (freight and mail) carried multiplied by the distance flown
Codesharing	co-operation between two airlines where one airline sells tickets using its own flight code for the other airline's flight
Revenue tonne kilometers (RTK)	the revenue load in tonnes multiplied by the distance flown
Load factor	the percentage relationship of revenue load carried to capacity available
Passenger load factor	RPK expressed as a percentage of ASK
Overall load factor	RTK expressed as a percentage of ATK
Break-even load factor	the load factor required to equate total traffic revenue with operating costs
Frequent flyer RPKs as a percentage of RPKs	total the amount of frequent flyer RPKs expressed as a percentage of total RPKs is indicative of the proportion of total passenger traffic that is represented by redemption of frequent flyer points in the year
Revenue per RPK	passenger revenue from airline operations divided by airline RPK
Total traffic revenue per RTK	revenue from total traffic (scheduled and non-scheduled) divided by RTK
Total traffic revenue per ATK	revenue from total traffic (scheduled and non-scheduled) divided by ATK
Punctuality	the industry's standard measured as the percentage of flights departing within 15 minutes of schedule
Regularity	the percentage of flights completed to flights scheduled, excluding flights canceled for commercial reasons
Unduplicated route kilometers	all scheduled flight stages counted once, regardless of frequency or direction
Manpower equivalent (MPE)	number of employees adjusted for part-time workers, overtime and contractors

PART I

Item 1—Identity of Directors, Senior Management and Advisers

        Not applicable.

Item 2—Offer Statistics and Expected Timetable

        Not applicable

Item 3—Key Information

Selected Financial Data

        The summarized financial information (expressed in pounds Sterling) set out below is derived from the audited consolidated financial statements of the Group presented elsewhere herein or otherwise included in BA's annual reports and which were audited by Ernst & Young LLP, independent auditors. The data should be read in conjunction with, and are qualified in their entirety by reference to, such financial statements and accompanying notes included elsewhere in this report.

Income Statement Data

	Year ended March 31
	2002(1)	2002		2001		2000		1999		1998
	(in millions, except per Ordinary Share amounts)
	$	£		£		£		£		£
				Restated(2)		Restated(2)		Restated(2)		Restated(2)
Amounts in accordance with UK GAAP
Operating revenue	11,884	8,340		9,278		8,940		8,892		8,642
Operating expenses	(12,041)	(8,450)		(8,898)		(8,856)		(8,450)		(8,138)

Operating (loss)/income before exceptional operating charge	(43)	(30)		380		84		442		504
Exceptional operating charge	(114)	(80)		—		—		—		—
Operating (loss)/income	(157)	(110)		380		84		442		504
Share of operating income of associated companies	31	22		64		75		62		69
Other income and charges	167	117		164		(46)		6		121
Gain/(loss) on sale of fixed assets	47	33		(37)		30		3		(5)
Gain/(loss) on sale of investments	160	112		(32)		219		48		174
Interest expense	(533)	(374)		(389)		(357)		(336)		(283)

(Loss)/income before tax	(285)	(200)		150		5		225		580
Tax	101	71		(69)		(56)		(54)		(228)
Equity minority interests	(1)	(1)		(2)		—		—		13
Non equity minority interests	(17)	(12)		(12)		(11)		—		—

Net (loss)/income for the year	(202)	(142)		67		(62)		171		365

Net (loss)/income per Ordinary Share(3)
Basic	$(0.19)	(13.2	)p	6.2	p	(5.8	)p	16.2	p	35.4	p
Diluted	$(0.19)	(13.2	)p	6.2	p	n/a		16.1	p	33.6	p
Ordinary issued share capital(3)	1,083	1,083		1,083		1,082		1,073		1,039

Amounts in accordance with US GAAP(4)
Net (loss)/income for the year before cumulative effect of change in accounting principle as adjusted to accord with US GAAP	$(184)	(129)		226		(371)		115		654
Cumulative effect on prior years of adopting SAB 101	—	—		—		(80)		—		—

Net (loss)/income for the year as adjusted to accord with US GAAP	$(184)	(129)		226		(451)		115		654

Per Ordinary Share(4)
Basic
Net (loss)/income for the year before cumulative effect of change in accounting principle as adjusted to accord with US GAAP	$(0.17)	(12.0	)p	21.0p	(34.5	)p	10.9p	63.5p
Cumulative effect on prior years of adopting SAB 101	—	—		—	(7.4	)p	—	—

Net (loss)/income for the year as adjusted to accord with US GAAP	$(0.17)	(12.0	)p	21.0p	(41.9	)p	10.9p	63.5p

Diluted
Net (loss)/income for the year before cumulative effect of change in accounting principle as adjusted to accord with US GAAP	$(0.17)	(12.0	)p	20.8p	(34.5	)p	10.8p	59.5p
Cumulative effect on prior years of adopting SAB 101	—	—		—	(7.4	)p	—	—

Net (loss)/income for the year as adjusted to accord with US GAAP	$(0.17)	(12.0	)p	20.8p	(41.9	)p	10.8p	59.5p

Per American Depositary Share(5)
Basic
Net (loss)/income for the year before cumulative effect of change in accounting principle as adjusted to accord with US GAAP	$(1.70)	(120	)p	210p	(345	)p	109p	635p
Cumulative effect on prior years of adopting SAB 101	—	—		—	(74	)p	—	—

Net (loss)/income for the year as adjusted to accord with US GAAP	$(1.70)	(120	)p	210p	(419	)p	109p	635p

Diluted
Net (loss)/income for the year before cumulative effect of change in accounting principle as adjusted to accord with US GAAP	$(1.70)	(120	)p	208p	(345	)p	108p	595p
Cumulative effect on prior years of adopting SAB 101	—	—		—	(74	)p	—	—

Net (loss)/income for the year as adjusted to accord with US GAAP	$(1.70)	(120	)p	208p	(419	)p	108p	595p

Balance Sheet Data

	2002(1)	2002	2001	2000	1999	1998
	(in millions)
	$	£	£	£	£	£
			Restated(2)	Restated(2)	Restated(2)	Restated(2)
Amounts in accordance with UK GAAP
Current assets	3,647	2,559	2,550	2,592	2,583	2,245
Fixed assets
Goodwill	150	105	60	62	—	—
Fleet, property and equipment	14,975	10,509	10,662	10,294	9,839	8,667
Investments	697	489	426	567	402	388

Total assets	19,469	13,662	13,698	13,515	12,824	11,300
Current liabilities	(4,561)	(3,201)	(3,308)	(3,366)	(3,048)	(2,821)
Long-term debt and finance (capital) lease obligations	(9,579)	(6,722)	(6,559)	(6,396)	(5,995)	(4,818)
9.75% Convertible Capital Bonds	(160)	(112)	(113)	(113)	(126)	(150)
Provisions for liabilities and charges	(180)	(126)	(70)	(81)	(65)	(30)
Other long-term liabilities	(375)	(263)	(229)	(219)	(235)	(160)
Provisions for deferred tax	(1,469)	(1,031)	(1,094)	(1,047)	(1,006)	(971)
Minority interests	(13)	(9)	(18)	(16)	—	—
Non equity minority interest	(259)	(182)	(186)	(177)	—	—

Shareholders' equity	2,873	2,016	2,121	2,100	2,349	2,350

Share capital	(386)	(271)	(271)	(270)	(268)	(260)

Amounts in accordance with US GAAP(4)
Current assets	3,689	2,589	2,542	2,592	2,584	2,252
Fixed assets
Goodwill	569	399	371	439	493	509
Fleet, property and equipment	13,639	9,571	9,662	9,349	8,917	7,712
Investments	795	558	540	748	754	573

Total assets	18,692	13,117	13,115	13,128	12,748	11,046
Current liabilities	(4,145)	(2,909)	(3,115)	(3,255)	(2,758)	(2,516)
Long-term debt and finance (capital) lease obligations	(8,982)	(6,303)	(6,085)	(5,826)	(5,361)	(4,147)
9.75% Convertible Capital Bonds	(160)	(112)	(113)	(113)	(126)	(150)
Provisions for liabilities and charges	(180)	(126)	(70)	(81)	(65)	(30)
Other long-term liabilities	(383)	(269)	(239)	(234)	(251)	(160)
Provisions for deferred tax	(1,619)	(1,136)	(955)	(1,099)	(1,030)	(999)
Minority interests	(13)	(9)	(18)	(16)	—	—
Non equity minority interest	(259)	(182)	(186)	(177)	—	—
Shareholders' equity	2,951	2,071	2,334	2,327	3,157	3,044

Share capital	(386)	(271)	(271)	(270)	(268)	(2,60)

(1)
Translations of pounds Sterling into US Dollars have been made at the Noon Buying Rate on March 29, 2002 of £1.00 = US$1.425 for convenience.

(2)
The March 2001, 2000, 1999 and 1998 amounts have been restated for the implementation of FRS 19 (See Note 9 of Notes to the Financial Statements).

(3)
See Note 11 of the Notes to the Financial Statements for a discussion of the weighted average number of shares outstanding for basic and diluted calculations for the relevant period.

(4)
BA prepares its financial statements in accordance with UK GAAP which differ in certain respects from US GAAP. A discussion of the significant differences between UK GAAP and US GAAP and reconciliations of net income and shareholders' equity on a UK GAAP basis to a US GAAP basis are set out in Note 42 to the Financial Statements.

(5)
Each ADS represents ten Ordinary Shares.

Group Operating Statistics(1)

	Year ended March 31
	2002	2001	2000	1999	1998
Airline Operations
Traffic and capacity
Revenue passenger km (RPK)(m)	106,270	123,197	127,425	125,951	113,045
Available seat km (ASK)(m)	151,046	172,524	183,158	178,820	159,921
Passenger load factor (%)	70	71	70	70	71
Cargo tonne km (CTK)(m)	4,033	4,735	4,584	4,329	4,221
Total revenue tonne km (RTK)(m)	14,632	16,987	17,215	16,831	15,406
Total available tonne km (ATK)(m)	22,848	25,196	25,840	25,114	22,403
Overall load factor (%)	64	67	67	67	69
Passengers carried (000)	40,004	44,462	46,578	45,049	40,955
Tonnes of cargo carried (000)	755	914	909	869	827
Frequent flyer RPKs as a percentage of total RPKs(2)	4	3	2	2	2

Financial
Passenger revenue per RPK (p)	7	6	6	6	6
Cargo revenue per CTK (p)	12	12	12	13	14
Average fuel price (US cents/US gallon)	81	104	71	49	65

Operations
Unduplicated route km (000)	814	755	751	761	820
Punctuality (% within 15 minutes)	81	79	81	79	80
Regularity (%)	99	98	99	99	98

Financial
Interest cover (times)(3)	0.3	1.7	1.0	1.7	4.5
Dividend cover (times)(4)	n/a	0.6	—	1.1	2.6
Operating margin (%)	(1.3)	4.1	0.9	5.0	5.8
Earnings before interest, tax, depreciation, amortization and rentals (EBITDAR)(5)	1,128	1,509	1,130	1,427	1,385
Net debt/total capital ratio (%)(6)	66.0	64.5	63.9	62.2	58.1
Total traffic revenue per RTK (p)	52	50	47	48	51
Total traffic revenue per ATK (p)	33	33	31	32	35
Net operating expenditure per RTK (p)	52	47	47	45	48
Net operating expenditure per ATK (p)	34	32	31	30	33
Operations
Average manpower equivalent (MPE)	60,468	62,844	65,640	64,051	60,770
RTKs per MPE (000)	242.0	270.3	262.3	262.8	253.5
ATKs per MPE (000)	377.9	400.9	393.7	392.1	368.7
Aircraft in service at year end	360	338	366	335	330
Aircraft utilization (average hours per aircraft per day)	8.32	8.79	9.79	8.71	8.48

(1)
Operating statistics do not include those of associated companies (Qantas Airways, Comair and Iberia) and franchisees (British Mediterranean Airways, GB Airways, Loganair, Maersk Air UK, Regional Air (Kenya), Sun-Air (Scandinavia), and Zambian Air Services). The measures presented may not be comparable to similarly titled measures used by other companies.

(2)
The carriage of passengers on Frequent Flyer Programs is evaluated on a ticket by ticket basis.

(3)
The number of times income before tax and net interest expense covers the net interest expense.

(4)
The number of times income before tax for the year covers the dividends paid and proposed.

(5)
Excludes profit/(loss) on fixed assets and investments. It is not adjusted for US GAAP. While EDITBAR should not be construed as a substitute for operating profit and cash flows from operations, BA believes it provides useful information regarding its ability to meet future debt service requirements.

(6)
Net debt as a ratio of total capital. Net debt is taken as loans, finance leases and hire purchase arrangements, plus Convertible Capital Bonds, net of short-term loans and deposits and cash less overdrafts.

Exchange Rates

        The Noon Buying Rate expressed in US Dollars to pounds Sterling as of July 1, 2002 was $1.53. The following table sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate, expressed in US Dollars to £1.00. For a discussion of the effect of exchange rates on the Group's business, see "Item 5—Operating and Financial Review and Prospects—Results of Operations—Foreign Currency Exposure" and "Item 11—Qualitative and Quantitative Disclosures about Market Risk—Foreign Currency Risk."

	Period End	Average(1)	High	Low
	$	$	$	$
1998	1.68	1.65	1.70	1.58
1999	1.61	1.65	1.70	1.60
2000	1.59	1.61	1.65	1.58
2001	1.42	1.47	1.56	1.42
2002	1.43	1.43	1.48	1.37
2002 (through July 1)	1.53	1.46	1.53	1.43
Month
January 2002	—	—	1.45	1.41
February 2002	—	—	1.43	1.41
March 2002	—	—	1.43	1.41
April 2002	—	—	1.46	1.43
May 2002	—	—	1.47	1.45
June 2002	—	—	1.53	1.46

(1)
The average of the Noon Buying Rates on the last day of each month during the fiscal year.

Risk Factors

        This section describes some of the risks that could affect the Group's business and results of operations. These factors should be considered in conjunction with the cautionary statement regarding forward-looking statements contained in the "Introductory Notes" on page 3.

        The commercial airline industry is highly competitive and has experienced, and the Group expects will continue to experience, significant changes. In addition, the Group's future performance is subject to a variety of factors over which it has little or no control, including adverse governmental regulation, fluctuations in jet fuel prices, adverse changes in economic conditions, adverse changes in demand for air travel, the availability of financing and fluctuations in currency rates. There may be other risks that the Group has not identified in this report that could have a material adverse effect on the Group's business, revenues, operating income, net assets and liquidity and capital resources.

Competition in the Airline Industry

        Most of the markets in which the Group operates are highly competitive. The Group faces competition from other airlines on its routes, as well as from indirect flights, charter services and from other forms of transport. The Group's pricing decisions are affected by many factors, including competition from other airlines, some of which have cost structures that are lower than the Group's or have other competitive advantages and therefore may be able to operate at lower fare levels. Fare discounting by competitors has historically had a negative effect on the Group's financial results because the Group is generally required to respond to competitors' fares to maintain passenger traffic. There can be no assurance that the adverse effects of any future fare reduction would be offset by increases in passenger traffic, reductions in costs or changes in the mix of traffic that improve yields.

Availability of Future Financing

        In the wake of the events of September 11, 2001 and in response to the resulting adverse operating environment and uncertainty, the Group raised additional funds to increase its liquidity. The Group has, since September 11, 2001 raised more than £1 billion from new financing and committed facilities. Although the Group believes that it would be able to return to the capital markets to raise additional funds, there can be no assurance that the airline industry, fleet and other assets will continue to be as attractive to lenders. If the Group's ability to raise funds in the financial markets is restricted, its financial and operating results could be materially and adversely affected.

Interest Rate and Other Financing Risks

        Most of the Company's debt is asset related, reflecting the capital intensive nature of the airline industry and the attractiveness of aircraft as security to lenders and other financiers. Some of these debts are subject to floating interest rates. To manage interest rate risks, the Company has entered into swap and other hedging arrangements. Nonetheless, the Group can experience adverse or beneficial effects from interest or currency rate volatility. In addition, the Company's ability to finance its operations may be affected by adverse financial market conditions. For example, there can be no assurance that aircraft will continue to be an attractive security to lenders. The Group's financing activities also are subject to exchange risks as borrowings and related expenditures may not be denominated in the same currency. See "Item 5—Operating and Financial Review and Prospects—Results of Operations—Foreign Currency Exposure" and "Item II—Qualitative and Quantitative Disclosures about Market Risk—Foreign Currency Risk."

Capital Commitments

        Capital expenditure authorized and contracted for but not provided in the accounts amounts to £749 million for the Group (2001: £1,160 million).

        The outstanding commitments include £11 million which relates to the acquisition of one Embraer aircraft on order and £680 million which relates to the acquisition of Airbus A320 family of aircraft scheduled for delivery over the next four years. It is intended that these aircraft will be financed partially by cash holdings and internal cash flow and partially through external financing, including committed facilities arranged prior to delivery.

        At March 31, 2002 British Airways had undrawn committed aircraft financing facilities of US$155 million (expires March 31, 2003), a further US$483 million facility (expires November 19, 2013) and a committed short-term unsecured revolving credit facility of US$100 million (expires November 15, 2002) together with unused overdraft facilities of £40 million. Undrawn uncommitted money market lines of £60 million were held with a number of banks.

Commodity Prices

        Jet fuel prices are a significant component of the Group's cost structure and have been and could be highly volatile. While the Group endeavors to hedge part of the jet fuel price volatility, due to the competitive nature of the airline industry and other factors, including the price-sensitivity of demand for air travel, in the event of any increase in the price of jet fuel, there can be no assurance that the Group's operations and financial performance would not be adversely affected.

Operational Risks

        The Group's operations, including its ability to deliver customer service, are dependent on the effective operation of its equipment, including its aircraft, maintenance systems and reservation systems, and the commitment of its personnel. BA's operations are also dependent on the effective operation of the UK National Air Traffic Control Service (NATS) and the air traffic control infrastructure in the markets that the Group services. Equipment failures, personnel shortages, air traffic control problems, and other factors that could interrupt operations could adversely affect the Group's operating and financial results and its reputation.

Effects of Terrorist Activities and Similar Events

        The events of September 11, 2001 had, and continue, to have an adverse effect on the Group's operating and financial results. During the week of the terrorist attacks, the closure of US airspace, which is an important market for the Company, resulted in a 60% fall in passenger traffic and a revenue loss of £48 million (which was partially offset by £22 million compensation received from the UK government). Following these events, the Group experienced significant decreases in operating revenues, increases in security and other costs, higher ticket refunds, lower yield and load factors and higher insurance costs. The effects of the events of September 11, 2001, the threat or occurrence of other terrorist attacks or the commencement or escalation of hostilities (or the threat thereof) have had and could continue to have an adverse effect on the demand for air travel and the Group's operating and financial results.

Uncertainty in International Operations

        A substantial portion of the Group's business is international. In addition to the effects of terrorism and increased hostilities, the Group's current international activities and prospects could be adversely affected by factors such as reversals or delays in the opening of foreign markets, exchange controls, currency and political risks, tax and changes in international government regulation of the Group's operations. For further discussion of the foreign currency risks the Group faces, see "Item 5—Operating and Financial Review and Prospectus—Results of Operations—Foreign Currency Exposure".

Economic and Other Conditions

        The demand for air travel and, accordingly, the Group's operating and financial results may be affected by changes in local, regional, national and international economic conditions. Significant and prolonged downturns in economic conditions would be likely to have an adverse effect on the Group. In addition, other demand-related factors such as health concerns, foot and mouth disease, perceptions of airline safety, adverse weather conditions could have an adverse effect on the operations and financial results of the Group.

Government Regulation

        The Group's operations are subject to a high degree of UK and foreign government regulation covering most aspects of the airlines' operations, including route flying rights, fare setting, operational standards (the most important relating to safety, security and aircraft noise), airport access and slot availability. Furthermore, British airlines are affected by more general UK and foreign governmental policies and their implementation, particularly in relation to competition and airports. Future operating and financial results may vary based upon the effects of such regulation, including the granting and timing of certain governmental approvals needed for alliances, code-sharing agreements and other arrangements with other airlines, restrictions on competitive practices, and the costs of meeting customer service standards and aircraft noise restrictions.

Government Support For The Group and Competing Airlines

        In response to the events of September 11, 2001 the UK government, under the European Union's program of exceptional support for airlines, granted the Group £22 million in compensation. In addition, the Group is not permitted to conduct many of its operations without insurance, and the UK government continues to assist the Group in obtaining the requisite insurance while the private insurance market remains disrupted as a result of the events of September 11, 2001. If market conditions similar to those following September 11, 2001 continue, the Group may require further government assistance to avoid impairment or interruption of its operations. A failure to obtain such assistance could have a material adverse affect on the Group's operations and financial condition. In addition, other governments, including the U S government, have and may continue to provide financial and other support for their domestic airlines that is more significant than the government support provided to the Group. Such disparate treatment could place the Group at a competitive disadvantage and have an adverse effect on the Group's operating and financial results.

Uncertainty of Future Collective Bargaining Agreements and Events

        The Group's operations could be adversely affected in the event that the Group does not reach agreement with any labor union representing the Group's employees or by an agreement with a labor union representing the Group's employees that contains terms that would prevent the Group from competing effectively with other airlines. As in most labor intensive industries, strikes, work stoppages and other organized labor activities can have significant adverse effects on operating and financial results.

Environmental Matters

        The Group's operations are covered by a vast network of environmental regulations at local, national and international levels. These regulations cover, among other things, emissions to the atmosphere, disposal of solid waste and aqueous effluents, aircraft noise and other activities incident to the Company's business. Future operations and financial results may vary as a result of such regulations. Compliance with these regulations is costly and new regulations could increase the Group's cost base and adversely effect its operating and financial results. In addition, failure to comply with these regulations could adversely effect the Group in a variety of ways, including adverse effects to the Group's reputation.

Seasonal and Other Variations

        Traditionally, the Group makes most of its operating income between April and October each year as demand is higher during this period, while the majority of the Group's costs are incurred more evenly throughout the year. Accordingly, as a result of seasonality of demand, operating results have and are expected to vary significantly from period to period within the financial year. In addition, various factors, including the factors discussed in this section can cause operating results to vary significantly from period to period and year to year. These variations in results and other factors may cause the price of the Company's securities to fluctuate significantly.

Limitations on Foreign Ownership

        The Company's Articles of Association provide the board of directors of the Company the authority to limit the right of non-UK persons and the rights of non-EEA persons to hold or exercise votes in relation to Ordinary Shares of the Company (or ADSs in respect thereof) in circumstances where not limiting such holding or voting rights would adversely affect the Group's current or future operating rights. Non-EEA persons means persons or entities who are not nationals of a State in the European Economic Area (comprising all the countries of the European Union and of the European Free Trade Area) ("Non Europeans").

        Resolution 12 of the Company's 2002 Annual General Meeting, scheduled for July 16, 2002, proposes to introduce a new special voting share (the "Special Share") into the capital of the Company. This Special Share would have no economic value and would be held by a special purpose subsidiary of The Law Debenture Trust p.l.c.. The sole function of this arrangement would be to protect further the Company's operating rights by ensuring that the votes cast by the UK shareholders of the Company, taken as a whole, represent a majority.

        Accordingly, Non-UK and Non-European persons who hold Ordinary Shares (or ADSs in respect thereof) are subject to the risk that their rights in respect of the Ordinary Shares may be limited. For more information, see "Item 10—Additional Information—Memorandum and Articles of Association—Limitations on Voting and Shareholding".

Item 4—Information on the Company

Introduction

        British Airways is one of the world's leading scheduled international passenger airlines. Its main activity is the operation of international and domestic scheduled passenger airline services. The Group's principal place of business is London, one of the world's premier airport locations, which serves a large geographical area and a comparatively high proportion of high-yielding point-to-point business. London's Heathrow airport handles more international passengers than any other airport in the world. The Group also operates a worldwide air cargo business in conjunction with its scheduled passenger services. As at July 1, 2002, the Group operated one of the world's most extensive international scheduled airline route networks, comprising 160 destinations in 84 countries. In fiscal 2002, the Group carried more than 40 million passengers on its services.

        British Airways Plc was incorporated in 1983 with Registered Number 1777777. It is domiciled in England and has its registered offices at Waterside, PO Box 365, Harmondsworth UB7 0GB, Telephone: +44 (0) 845 77 999 77. It is a public limited company organized and operating under the laws of England and Wales. Its agent in the United States is Paul C. Jasinski, 75-80 Astoria Boulevard, Jackson Heights, NY 11370.

Strategic Developments and Investments

General

        In February 1999, British Airways announced its current strategy, geared towards increasing shareholder value by focusing on the most profitable segments of the Group's business and thereby improving returns. The evolution in the Group's strategy reflects some major shifts in the changing marketplace in which the Group operates—the growth of alliances, the emergence of no-frills air travel in Europe and the increasing deregulation in global air travel markets. These industry developments are further increasing competition between airlines, leading in particular to commoditization for low-fare air travel and thus applying significant pressure on operating margins.

        The British Airways strategy targets yield and margin improvement by focusing on the market segments that are most attractive and in which the Group believes it has a competitive advantage. The Group believes that it can achieve these targets by reducing its exposure, and strategically responding to, the lowest-yielding market segments, such as discounted economy transfer traffic, and by concentrating on historically higher-yielding premium and direct traffic.

        In terms of fleet and network, this means downsizing from Boeing 747 aircraft to Boeing 777 aircraft on longhaul routes where doing so, is expected to provide a better return on assets. In shorthaul the Company is reducing its fleet of Boeing 767s and 757s in favor of smaller Airbus A319 and A320 aircraft. In parallel with the fleet changes, the Company is re-structuring the route network to improve appeal to higher-yielding business passengers by increasing the frequency of flights on the Group's key routes and re-shaping the shorthaul network to reflect a greater focus on shorthaul profitability and returns on assets, de-emphasizing the role of providing feeder traffic to longhaul routes.

        During the three years ended March 31, 2002, capital expenditures and investments totaled approximately £3,900 million for the Group, principally related to the acquisition of aircraft and other equipment. During the same three year period divestitures yielded approximately £1,311 million to the Group. With respect to capital divestures, the Group anticipates the sale of £250 million in property and aircraft in the range of £250 million and has concluded a binding agreement granting easyJet an option to purchase British Airways' German subsidiary, Deutsche BA, by March 31, 2003, extendable by easyJet to July 3, 2003.

Future Size and Shape

        In 2001, to mitigate the effects of the economic downturn prior to the events of September 11, 2001 the Group adopted a strategy of tight capacity management and cost control. After the events of September 11, 2001 as it became apparent that significantly more drastic action was clearly necessary, the Group undertook a comprehensive review of its cost structures, network operation, fleet complement and business strategies.

        In February 2002, the results of this review were announced as part of a major package of measures designed to return the Group to profitability. This program, known as "Future Size and Shape", signaled a significant change to the size of the Company and takes further steps to restructure the cost base of the Company. Annualized cost savings of £650 million are targeted by March 2004, with £450 million of this expected to be secured by the end of March 2003.

        The major components of the "Future Size and Shape" program are cost reduction (particularly manpower), further restructing of the European shorthaul business to provide a competitive response to the no-frills carriers, the endorsement and acceleration of the Group's existing fleet and network strategy unveiled in 1999 and the acceleration of the strategy to "de-hub" operations at Gatwick.

        Building on the ongoing fleet and network strategy of downsizing capacity, simplifying the fleet and reducing exposure to unprofitable markets, a further eight routes have been transferred from Gatwick to Heathrow. A further ten routes, five longhaul and five shorthaul, will be cut as part of the overall reduction in capacity. Details of these route cuts will be announced when consultations are complete.

        Through increased aircraft utilization and network restructuring, the UK-based fleet has steadily decreased. Two Boeing 777 aircraft were sold in Spring 2002, and the Company is seeking to sell a further five aircraft from its longhaul Boeing fleet. From Summer 2001 to Summer 2003, it is expected that the fleet will be reduced by approximately 50 aircraft.

        As a result of these changes, it is expected that approximately 5,800 jobs will be lost from the business between February 2002 and March 2004, in addition to the 7,200 job reductions announced in September 2001. In total, this amounts to a 23% reduction in the Group's workforce of 56,700 in August 2001. Head office and support staff are expected to decrease by 36%. The Company wants to achieve the manpower reduction by voluntary means and is working with the trade unions to achieve the target. A £200 million provision for restructuring costs is expected to be made over two years ending March 31, 2003, with £80 million of those restructuring costs being recognized in the Group's results for the fourth quarter (i.e., January through March) of 2002.

Shorthaul Business

        British Airways' shorthaul business has been composed of several disparate businesses, including mainline operations out of London Heathrow, European Operations at Gatwick, Deutsche BA, Brymon, British Airways Regional, CityFlyer Express and go. In November 2000, the Company began to restructure its shorthaul businesses into a more integrated and cohesive operation.

        go, British Airways' no-frills carrier based at London Stansted, did not fit strategically with the main body of the business, which provides a full service product. go was therefore put up for sale in November 2000, with a sale to 3i Plc completed on June 14, 2001.

        The shorthaul operations include several franchise operations, one of the most successful of which has been British Regional Air Lines ("BRAL"). In March 2001, an offer to purchase BRAL was issued by British Airways, and this transaction was completed in May 2001.

        The BRAL operations were combined with the operations of Brymon Airways, already a fully owned subsidiary of British Airways which is based in Bristol, to form one entity called British Airways CitiExpress. In October 2001, it was announced that the other regional business, British Airways Regional, would be combined with British Airways CitiExpress, thereby creating a single entity for the shorthaul regional domestic and European network. The combined regional business has an estimated turnover in excess of £600 million and a fleet of 92 aircraft serving more than 120 routes. The new entity will employ around 3,200 people and is expected to carry some five million passengers per year.

        The "Future Size and Shape" program includes further significant changes to the shorthaul business. This includes a change to the shorthaul pricing structure, offering passengers lower fares and greater flexibility, which began to be rolled out in May 2002. As part of the drive to reduce global distribution costs, payments to travel agents in the UK for shorthaul bookings have been reduced, and British Airways' lowest available fares will be available on its internet site.

Gatwick Operations

        In December 2000, a three-year plan to "de-hub" Gatwick was announced. This involves relocating services to some destinations to Heathrow where slot constraints and bi-lateral agreements permit, concentrating on serving the local point-to-point market at Gatwick and simplifying the structure and operations of activities at Gatwick. The operations of CityFlyer Express and British Airways (European Operations at Gatwick) are being integrated into the general BA operation.

        As part of the "Future Size and Shape" program, these changes have been accelerated. For the summer 2002 schedule, the Group moved four longhaul routes (Mauritius, Buenos Aires, Lagos and Abuja) and four shorthaul routes (Bucharest, Kiev, Riga and Zagreb) to Heathrow. By summer 2003, the Group plans to reduce its number of longhaul destinations from 41 (as of summer 2001) to 15, through a combination of route suspension and relocations to Heathrow.

        A major part of the fleet simplification associated with "Future Size and Shape" will affect Gatwick. The Group plans to transfer sixteen RJ 100 aircraft from Gatwick to the Group's regional bases in Manchester and Birmingham; eight Airbus A319s from Birmingham to Heathrow to join the Group's existing Airbus A319/320 fleet; and four Boeing 737s from Manchester to Gatwick. These transfers will result in just two aircraft types being operated out of Gatwick—Boeing 737s for shorthaul operations and Boeing 777s for longhaul operations.

        In total, as a result of the de-hubbing process, capacity at Gatwick is expected to have decreased by 60% from summer 1999 to summer 2003.

Alliance Benefits

American Airlines

        In June 1996, BA and American Airlines ("American") announced plans for a far reaching commercial alliance. This alliance was subject to the regulatory approval of the United States and the United Kingdom, after consultation with the European Commission. Amid indications that the conditions being sought by regulators were not commercially viable, on July 30, 1999 the US Department of Transportation dismissed BA and American's application for approval for this alliance and the necessary antitrust immunity.

        BA and American subsequently filed for approval of a more limited codeshare arrangement which did not receive approval from the US Department of Transportation. In August 2001, BA and American filed for anti-trust immunity for an enhanced alliance involving extensive codesharing as well as benefit sharing on selected routes. The conditions imposed on BA and American by the US Department of Transportation in January 2002 were not commercially viable and the enhanced alliance was abandoned. BA remains committed to the alliance relationship with American and BA and American continue to work together to look for alternative commercial opportunities, not requiring anti-trust immunity, in a number of areas. BA's co-operation within the oneworld framework continues alongside the bilateral discussions.

Qantas

        The BA/Qantas partnership is now entering its ninth year. Initial approval from the Australian competition authorities for operation of joint services on the "Kangaroo Routes" routes (routes between Europe and Australia) expired in May 2000. BA and Qantas received approval to continue the agreement for a further three years until 2003 and to expand the route group over which the two carriers can co-operate to include the worldwide networks of both airlines. In Autumn 2002, BA and Qantas intend to apply to renew the existing agreement beyond its current expiry date in 2003.

        Further network refinements have been agreed which are designed to improve flight operations in South East Asia. The Company expects that passenger convenience will be maximized with a greater number of connecting flights operating through Changi Airport in Singapore.

        At the same time, with the greater need to work closely together in order to maximize seat availability to passengers across the BA/Qantas interconnecting network, certain revenue management activity related to this alliance has been co-located in Sydney.

Iberia

        Following the acquisition of a 9% stake in Iberia in March, 2000, work has been undertaken to generate value through commercial co-operation, including new codeshares on Iberia's Spain—Lima flights and on British Airways' United Kingdom—Bangkok services.

        A further package of codeshares has recently been agreed, for British Airways' code on Iberia's Madrid—Havana and Santo Domingo flights, and Iberia's code on British Airways' London—Budapest, Nairobi and Singapore services.

Cathay Pacific

        During January 2002, codeshare arrangements were implemented with Cathay Pacific on routes between Hong Kong and Auckland, and Hong Kong and Kuala Lumpur. Cathay Pacific has placed its code on selected British Airways UK Domestic and European flights.

Deutsche BA

        Deutsche BA, which is a wholly owned subsidiary of BA, continued its main focus on German domestic operations. Deutsche BA introduced a BAE 146, 96 seat regional jet operating under a wet lease for the year ending March 31, 2002. The London-Cologne service operated under a wet lease on behalf of British Airways was terminated together with the Hamburg-Gatwick route. DBA returned two Boeing 737-300 aircraft at the end of the lease period and now operates a fleet of 16 Boeing 737-300 aircraft.

        The Group has concluded a binding agreement granting easyJet an option to purchase Deutsche BA on or before March 31, 2003, extendable by easyJet to July 3, 2003.

British Airways CitiExpress

        British Airways CitiExpress was formed in March 2002 through the combination of two wholly owned subsidiaries, British Regional Airlines and Brymon Airways. BA had acquired the British Regional Air Lines Group (incorporating British Regional Airlines and Manx Airlines) in May 2001.

        British Airways CitiExpress serves regional and hub airports throughout the United Kingdom, Channel Islands and continental Europe.

        BA plans to merge the operations of two other wholly owned regional subsidiaries, BA Regional and Manx Airlines, with British Airways CitiExpress, thereby creating a single wholly owned regional subsidiary airline. BA Regional operates domestic and continental European services from its bases in Manchester and Birmingham, while Manx Airlines operates from the Isle of Man to points in the UK, Channel Islands and the Republic of Ireland.

Franchise Partnerships

        A new franchise partner, Regional Air of Kenya, was added in July 2001, giving the Group a total of eight franchise partners at March 31, 2002 providing feeder traffic onto the BA network of services. British Regional Airlines became a wholly owned subsidiary of British Airways during May 2001. NJI of Italy and BASE of the Netherlands ceased to be franchises during the year.

Segment Information

        BA's principal activities are the operation of international and domestic scheduled air services for the carriage of passengers and cargo. BA's main business is the provision of scheduled passenger services, which accounts for around 84% of Group operating revenues. The cargo operation, which carries both freight and mail, is run independently of the passenger business, although cargo is generally carried in the holds of aircraft flying scheduled passenger services.

        The Group also provides other services to outside parties, such as aircraft maintenance. In addition, the Group's operations include certain ancillary airline activities. See "Ancillary Airline Activities" below.

        The following table details the Group's operating revenue by business activity:

	Year ended March 31
	2002	2002	2001	2000
	(in millions)
	$	£	£	£
Scheduled services
Passenger	10,015	7,036	7,803	7,465
Freight and mail	688	483	579	556

	10,703	7,519	8,382	8,021
Non-scheduled services	74	52	50	71

	10,777	7,571	8,432	8,092
Other revenue	1,094	769	846	848

Total	11,871	8,340	9,278	8,940

Geographical Analysis

        The following table sets out the Group's results by geographical area.

	Year ended March 31
	2002	2002	2001	2000
	(in millions)
	$	£	£	£
Operating revenue by area of original sale(1)
United Kingdom	5,837	4,101	4,632	4,062
Continental Europe	1,852	1,301	1,422	1,836

Europe	7,689	5,402	6,054	5,898
The Americas	2,205	1,549	1,745	1,655
Africa, Middle East and Indian sub-continent	1,123	789	783	687
Far East and Australasia	854	600	696	700

	11,871	8,340	9,278	8,940

Operating revenue by area of destination(2)
United Kingdom	1,228	863	815	719
Continental Europe	3,338	2,345	2,573	2,681

Europe	4,566	3,208	3,388	3,400
The Americas	4,075	2,863	3,450	3,253
Africa, Middle East and Indian sub-continent	1,796	1,262	1,304	1,220
Far East and Australasia	1,434	1,007	1,136	1,067

	11,871	8,340	9,278	8,940

Operating income by area of destination(3)
Europe	(347)	(244)	(172)	(310)
The Americas	205	144	470	308
Africa, Middle East and Indian sub-continent	129	91	92	62
Far East and Australasia	(144)	(101)	(10)	24

	(157)	(110)	380	84

(1)
Operating revenue by area of original sale is derived by allocating revenue to the area in which the sale was made.

(2)
Traffic revenue from domestic services within the United Kingdom is attributed to the United Kingdom. Traffic revenue from inbound and outbound services between the United Kingdom and overseas points is attributed to the geographical area in which the relevant overseas point lies. Other revenue from the sale of package holidays is attributed to the geographical area in which the holiday is taken, while revenue from aircraft maintenance and other miscellaneous services is attributed on the basis of customer residence.

(3)
Operating income resulting from operating revenue generated in each geographical area according to origin of sale is not disclosed as it is neither practical nor meaningful to allocate the Group's operating expenditure on this basis.

        See "Item 5—Operating and Financial Review and Prospects—Year By Year Analysis—Geographical Analysis."

Route Network

        BA's scheduled route network forms the basis of its business and is one of the world's most extensive. As of July 2002, BA (including the former franchisee British Regional Airlines) served some 160 destinations in 84 countries. Including codesharing and franchise arrangements, flights with BA codes served some 257 destinations in 96 countries. Adding the services of BA's alliance partners, the global network served some 554 destinations in 132 countries.

        During the 12 months ended May 2002, BA introduced services to Pristina and Providenciales (Turks and Caicos Islands), and discontinued services to Manila, Taipei, Cancun, Havana, Montego Bay, Dammam, Abidjan, Belfast, Gdansk, Rotterdam and Skopje. Services to Almaty and Montpellier were transferred to franchise carriers British Mediterranean and GB Airways, respectively. Flights to Islamabad are currently suspended.

Airline Fleet

        BA has an on-going major program of aircraft acquisition, disposition, modification and refurbishment. Details of the Group's fleet at March 31, 2002 are set out below:

		Number in service with Group companies at March 31, 2002
		Operating Leases off balance sheet						Average hours per aircraft/ day
	On balance sheet Aircraft						2001-02 revenue hours flown
					Future deliveries				Average age (years)
		Extendible	Other	Total		Options
Airline operations(1)(2)(8)
Concorde(3)	7			7			1,111	1.75	25.3
Boeing 747-200							22,190	9.66
Boeing 747-400	56			56			245,474	12.08	7.9
Boeing 777-200	45			45			188,653	12.08	3.6
Boeing 767-300(4)	21			21			65,848	9.73	9.2
Boeing 757-200	20	2	1	23			90,926	6.98	10.1
Airbus A318					6
Airbus A319(5)	21	10	2	33	6	113	78,031	7.63	1.4
Airbus A320	10		3	13	17		23,989	6.33	10.2
Airbus A321					4
Boeing 737-300(6)			27	27			70,136	6.99	6.5
Boeing 737-400	20	5	6	31			95,605	7.87	10.0
Boeing 737-500			10	10			25,519	6.99	9.7
Turbo Props(7)			44	44			93,718	5.63	9.1
Embraer RJ145	15	5	9	29	1	17	50,365	5.50	2.0
Avro RJ100		16		16			40,801	7.07	2.6
BAe 146	5			5			6,769	4.12	15.6
Hired aircraft							30,046

Group total	220	38	102	360	34	130	1,129,181	8.32	7.1

(1)
Includes those operated by British Airways Plc, British Airways (European Operations at Gatwick) Ltd, Brymon Airways Ltd, CityFlyer Express Ltd, Deutsche BA and British Regional Air Lines plc.

(2)
Excludes five Boeing 757-200, five Boeing 747-200, stood down pending disposal or return to lessor and one Boeing 747-400 sub-leased to Qantas.

(3)
Includes three Concorde currently stood down pending safety modifications.

(4)
Includes four Boeing 767-300 temporarily out of service.

(5)
Certain future deliveries and options include reserved delivery positions, and may be taken as any A320 family of aircraft.

(6)
Net reduction includes 13 Boeing 737-300 aircraft disposed of with go.

(7)
Includes 12 Jetstream 41 aircraft, 13 British Aerospace ATP aircraft, five ATR 72 aircraft and 14 de Havilland Canada DHC-8 aircraft.

(8)
On the purchase of British Regional Air Lines 49 aircraft were acquired of which 47 were in service and comprised of 13 Jetstream 41 aircraft, 13 British Aerospace ATP aircraft, 18 Embraer RJ145 aircraft and three British Aerospace 146 aircraft.

        In the five year period ended March 31, 2002, 94 new aircraft (British Airways Plc, British Airways (European Operations at Gatwick) Ltd, Brymon Airways Ltd, CityFlyer Express Ltd) were purchased or acquired under finance leases representing a total capital investment of approximately $7,924 million. 41 new aircraft with an initial purchase price to the lessors of approximately $962 million were obtained under operating leases, and a further 16 used aircraft, with an approximate market value of $345 million, were obtained under short-term operating leases. In the same period, 122 aircraft were disposed from the BA fleet.

Future Fleet Commitments

        During fiscal 2002, BA made further changes to future fleet commitments, to facilitate its continuing strategy to match capacity more closely to demand and in response to the events of September 11, 2001.

Acquisitions

        BA has confirmed future deliveries for six Airbus A318s, six Airbus A319s, 17 Airbus A320s and four Airbus A321s. BA also has 113 option positions on the Airbus family. See Note 5 to the Financial Statements.

        British Regional Air Lines has three option positions for Embraer RJ145 aircraft.

        Brymon will receive delivery of one Embraer RJ145 aircraft and has option positions on a further 14 aircraft.

Dispositions

        34 Boeing 757 aircraft with Rolls-Royce RB211 535C engines are contracted to be sold to Boeing. As at March 31, 2002, 23 aircraft had been delivered, with the remaining 11 to be delivered by March 2003.

Aircraft Fleet Changes

        In the 12 months to March 31, 2002, the number of aircraft in the Group increased by 22 to 360.

        BA took delivery of five Boeing 777s, 12 Airbus A319s, three Airbus A320s and two Boeing 737-300s (and brought into service a further two which had been delivered but not entered into service as of March 31, 2001).

        During the same period, eight of BA's remaining fleet of 13 Boeing 747-200s were disposed of (seven sold, one returned to lessor) and the remaining five were stood down. Further disposals comprised 19 Boeing 757-200s which were sold (one of which was stood down as at March 31, 2001) and four which were stood down pending disposal. Three Boeing 737-400s were also disposed of (two sold, one returned to lessor) and one Boeing 737-300 was returned to lessor.

        On acquisition of British Regional Air Lines the fleet was increased by 13 Jetstream 41s, 13 British Aerospace ATPs, 18 Embraer RJ145s and three British Aerospace 146s. Subsequently, three Embraer RJ145s have been delivered, two British Aerospace 146s returned to service and one Jetstream 41 sold.

        Brymon returned to lessor one de Havilland Canada DHC-8 aircraft and took delivery of one Embraer RJ145.

        The disposal of go resulted in a reduction in fleet of 13 Boeing 737-300 aircraft.

        CityFlyer Express has taken delivery of one RJ100 and sold one ATR72.

        Deutsche BA sold one Boeing 737-300 during the year.

Financing

        Five newly delivered mainline aircraft, comprising three Airbus A319 and two Boeing 777-200, were acquired on various US Dollar denominated cross border finance lease arrangements, and a further three Boeing 777-200 were funded by UK finance lease arrangements. In addition, four Airbus A319 were financed by way of sterling denominated mortgage loans. Three new Airbus A320 and two new Airbus A319 were acquired through off-balance sheet operating lease arrangements; and a further three Airbus A319 were purchased outright and have since been financed on US Dollar denominated finance leases subsequent to March 31, 2002.

        In August, 2001, British Airways raised £250 million by way of a 15 year unsecured bond issue, its first sterling public issue bond since 1988. In November 2001, the Group drew down a US$200 million tranche from one of its aircraft-secured financing facilities. Aggregate committed financing facilities remaining undrawn at March 31, 2002 totaled US$738 million.

        The committed facilities above relate in part to future deliveries of aircraft. At March 31, 2002 the Group had $155 million in undrawn committed aircraft facilities for new deliveries and a further $150 million has been arranged since March 31, 2002.

        Because of the necessity to plan aircraft orders well in advance of delivery, it is not economic for British Airways to have committed funding in place now for all outstanding orders, many of which relate to aircraft which will not be delivered for several years. British Airways' believes its policies in this regard are in line with the funding policies of comparable airlines.

Operations

Operational Centers

        Heathrow is BA's principal base, and BA carries an estimated 38% of the airport's passengers. In addition, BA has a second base of operations at Gatwick. The construction of a fifth passenger terminal ("Terminal 5") has now been approved at Heathrow and BA expects to consolidate its operations into Terminal 5, vacating Terminal 4 in 2008 and Terminal 1 in 2012. The strategy at Gatwick is now focused away from developing the airport as a hub for connecting passenger traffic and towards more direct (point to point) business. As a result, BA has been significantly reducing longhaul destinations at Gatwick, cancelling certain unprofitable routes and moving others to Heathrow. As at May 2002, BA served 19 longhaul destinations from Gatwick, compared to a peak of 48 destinations served in 1999. As part of the airline's "Future Size and Shape" Review announced in February 2002, the airline confirmed that it planned to reduce the number further to 15 by 2003. UK airport policy is discussed below under "Item 4—Information on the Company—Regulation—United Kingdom and International Airport Policy".

        Offices, maintenance hangars and other support facilities used by BA at Heathrow, Gatwick and other UK airports are either owned freehold or held under long-term leases from the respective airport owners, principally BAA plc ("BAA") or its subsidiaries. The lease covering 224 acres on the east side of Heathrow was restructured on April 1, 1995. BAA granted to BA a new 150-year lease of its 185-acre core maintenance area without the user and disposal restrictions previously imposed and the balance of 39 acres has been returned to BAA for redevelopment. Facilities at UK airport terminals are generally provided under short-term leases or licenses. Disposals of surplus and under-utilized properties in the last 12 months include the surrender of the lease on the Old Cargo Centre at Heathrow and the following sales:- Hatton Cross Centre at Heathrow, Astral Towers at Crawley, a hotel for crew accommodation at 127 East 55th Street, New York, Odyssey Business Park at Ruislip and apartments in Tokyo.

        BA's most important overseas base is at New York's John F. Kennedy International Airport ("JFK"), where it leases its terminal building. At other overseas airports, BA generally obtains premises as required on a short-term basis from the relevant authorities.

        Details of BA's principal non-aircraft properties are given under "Item 4—Information on the Company—Property, Plants and Equipment".

Operational Services

        In the UK, BA itself provides most of the operational services it requires for the handling of passengers and cargo. At overseas airports, BA subcontracts the provision of the majority of its ground handling requirements.

        Runway, ramp and terminal facilities are provided by airport operators which charge airlines for the use of these facilities, principally through landing, parking and passenger charges. Navigation services are provided to aircraft by countries through whose airspace they fly or by international bodies such as Eurocontrol. Navigation charges are generally based on distance flown and weight of aircraft.

        BA's ability to obtain arrival and departure times ("slots") at airports for the purpose of producing schedules attractive to passengers is very important. Allocation of slots at a significant number of airports where BA operates, including Heathrow and Gatwick, is decided by the Airport Coordinator, who acts in accordance with guidelines laid down by IATA, sometimes supported by the local Scheduling Committee or Co-ordination Committee. These committees include representatives from the carriers flying to the relevant airport and may mediate disputes over slots. The Airport Coordinator makes the initial slot allocations within IATA guidelines, which give priority to the historic rights of existing users. Pursuant to Council Regulation (EC) No. 95/93, which is implemented in accordance with UK regulations, the UK government must ensure the Airport Coordinator advises BA at the biannual IATA Schedule Co-ordination Conference of their slot allocations. These provide the basis for slot negotiations with the Airport Coordinator and other airlines. Most congested airports in the world apply the IATA guidelines. Co-ordination of European airports is governed by the Council Regulation. Pursuant to the Council Regulation, the UK government must ensure that the Airport Coordinator acts independently and in a non-discriminatory manner. This regulation remains under review by the European Commission and a revised regulation is expected in the future. Regulations governing the allocation of slots in the United States are different, but the United States has stated that it is committed by its international obligations to treat all carriers in a non-discriminatory manner.

Fuel

        BA obtains aviation fuel, which is priced mainly in US Dollars, from a number of sources and locations throughout its network. In most countries, aviation fuel is supplied under term contracts, generally with major oil companies. Most fuel is purchased from suppliers under contracts which have a duration of one or two years. Prices under these contracts are determined either by formulae applicable for the duration of the contract or are subject to review by the parties in light of market conditions. If agreement on a price adjustment is not reached, the contracts can normally be terminated by notice of up to 60 days. BA also enters into forward contracts and other hedging arrangements in an attempt to counter fluctuations in the price of jet fuel. See "Item 11—Quantitative and Qualitative Disclosure about Market Risk". In the United States, BA is a member of a number of consortia that own or lease fuel distribution facilities at certain airports so that aviation fuel may be purchased from a wide range of suppliers. In both the United Kingdom and the United States, BA also buys aviation fuel in the spot market and in the futures market. In certain countries, aviation fuel is only obtainable through government sources.

Aircraft Maintenance

        The Group's engineering and maintenance facilities are centered at Heathrow, Gatwick, Manchester, Glasgow and at three facilities in South Wales: the Boeing 747 maintenance facility at Cardiff Airport, an avionics repair operation in Llantrisant and an aircraft seat and interior repair operation at Blackwood. In addition, maintenance capability exists at most airports served by BA.

        The engineering department is a cost center within the Group and approximately 90% of its airframe maintenance capacity is dedicated to maintaining BA aircraft. In addition to supporting BA's needs, BA pursues third party business with respect to certain maintenance services.

Seasonal Variations

        See "Item 5—Operating and Financial Review and Prospects—Results of Operations—Seasonal Variations."

Marketing and Sales

Marketing

        BA has market leading products and services for many different segments of the longhaul and shorthaul travel markets. The airline has further built on its reputation for innovation and leadership during the last financial year. During fiscal 2002, BA continued the roll out of its new Club World flat bed and World Traveller Plus cabin, as well as continuing the refurbishment of First. The upgrade of the World Traveller cabin was completed on the operating Boeing 747 and 777 fleet. The highlight of the year was the return of Concorde to the skies in November 2001 after the tragic Air France crash in July 2000. As well as extensive safety modifications, Concorde has been refurbished with new seats, interiors and catering. A new package of services was also offered to our Domestic business customers in March/April 2001, completing the relaunch of BA's products and services to every customer segment.

        As part of BA's "Future Size and Shape" review, BA has also reviewed the cost efficiency of its products and services with the objective of minimizing delivery costs whilst maintaining quality standards.

New Club World

        Over the past year Club World continued to undergo the largest program of investment in its history, with the introduction of a radical new product and service which is redefining business travel for the 21st Century. It is built around a unique "lounge in the sky", which is designed to give a more relaxed feel to the cabin, while offering passengers unrivalled levels of comfort, personal space and privacy. A new armchair-like seat, complete with footstool, transforms into a six-foot fully flat bed at the touch of a button—a world first for any business class. A contemporary and more personalized meal service offering greater choice and flexibility was also introduced as well as improved inflight entertainment and working facilities. The refurbishment of BA's Lounge Pavilion at Heathrow Terminal 4 was completed during the year with stylish new lounges for Concorde, First, Club World and top tier Executive Club customers.

World Traveller Plus

        The new longhaul economy cabin was introduced in August 2000 and continues to be embodied across the fleet.

        This brand new class of economy travel in a smaller, separate cabin offers wider seats at eight abreast compared to World Traveller (ten abreast on Boeing 747 and nine abreast on Boeing 777). The new ergonomically designed seat provides extra legroom with a seat pitch of 38", fully adjustable headrest, lumbar support, legrest, a personal entertainment system and business amenities such as laptop power and individual phones.

        Extra benefits include telephone check-in for all passengers and double the economy hand baggage allowance, two pieces up to 12kg total (any one piece up to 9kg maximum).

World Traveller

        The introduction of a new World Traveller service, including high comfort seats, 12 channel seatback video, refurbished interiors and improved catering was completed on all operational aircraft. BA has introduced a new product for children in association with Disney to provide entertainment throughout the journey.

Concorde

        Concorde returned to the skies in November 2001 with new leather seats and refurbished interiors. The new interiors are complemented by enhanced catering, offering a varied and flexible choice of dishes along with a choice of specially selected wines and champagnes from the Concorde cellar. Each aircraft will also have newly designed washrooms and galleys which will be introduced over the next year. Four aircraft are currently in service with a fifth planned for Spring 2003.

First

        The refurbishment of First continued across the fleet, including new benefits such as laptop power, telephones, a more comfortable seat, Kelly Hoppen designed interiors and brighter, more spacious bathrooms and improved catering and service.

Club Europe

        Club Europe has continued to prove popular with European business travelers and has increased market share following the relaunch last year with leather seats, refurbished interiors and improved catering.

Domestic Services

        In March/April 2001, the Domestic business traveler received an improved package with lounge access at key airports and seat selection at time of booking for passengers traveling on flexible business tickets, as well as benefiting from the leather seats and refreshed interiors on our shorthaul fleet.

Executive Club

        The Executive Club is British Airways' worldwide customer loyalty program for recognizing, retaining and communicating with our most valuable customers. For people who travel frequently, the Executive Club seeks to provide an exceptional level of service, preferential treatment, enhanced travel related benefits, as well as mileage awards on eligible fares.

        All Gold Executive Club members have access to BA Executive Club departure lounges regardless of which airline they are traveling on. Reservation 24 endeavors to get Gold and Silver members on the BA flight of their choice provided they book up to 24 hours before departure.

oneworld

        oneworld was launched in February 1999 and has grown to eight members: Aer Lingus, American Airlines, British Airways, Cathay Pacific, Finnair, Iberia, Lan Chile and Qantas. The benefits of oneworld are: greater rewards and recognition for frequent flyers (e.g. earning and redeeming miles on all airlines, access to all lounges in the member network), people from each of the airlines supporting the passengers of any of the member airlines, flexible round the world travel products and smoother transfers between carriers.

        oneworld's lead as the most international global airline alliance continues with oneworld member airlines currently serving 132 countries and territories.

Sales

        British Airways has built and maintains relationships with all its key customer groups around the world (both in countries where it flies as well as selected other countries). This includes large corporations, small and medium sized enterprises, governments, tour operators, individual customers, etc. Relationships are also maintained with business and leisure travel agents, the computer reservation systems and the credit card companies. In addition, BA itself operates contactBA call centers around the world, airport ticket desks, BA Travel Shops and on-line booking channels. Increasingly e-tickets are issued and airport check-in is done via self service kiosks.The UK outbound package holiday program, run by British Airways Holidays has been merged with Thomas Cook Holidays to form a joint venture company called Accoladia. New products and services are introduced periodically to enhance sales effectiveness—such as the On Business loyalty scheme for small and medium sized enterprises.

Franchising

        As at March 2002, British Airways had eight franchise partner airlines: Loganair, GB Airways, Maersk Air UK, British Mediterranean Airways, Sun Air of Scandinavia, Comair of South Africa, Zambian Air Services of Zambia and Regional Air of Kenya.

        During the year, British Regional Airlines became a wholly owned subsidiary of British Airways, Regional Air of Kenya became a franchisee and NJI of Italy and BASE of the Netherlands ceased to be franchisees.

        These eight carriers carried 3.5 million passengers during fiscal 2002 to 93 destinations (67 destinations in addition to the mainline network) in the United Kingdom, continental Europe, Middle East and Africa, using BA flight numbers. In addition to providing connecting passengers to BA mainline services, the franchisees pay a franchise fee and pay for any services provided to them by BA.

Computer Systems

        High performing IT and telecommunications systems are vital to the running of the Group's business. Virtually every area of British Airways' business is facilitated by IT systems which are closely interconnected.

        Some of these systems have been developed, and all of them integrated, by BA's IT department. The majority of systems are operated within BA's two data center facilities at London Heathrow. Exceptions to this are Reservations, Departure Control (check-in), Inventory, Flight Planning and other TPF platform systems which are operated by Amadeus SA in Germany.

        The following technical infrastructure elements are provided to BA by third party suppliers:

  •
  The wide-area data network—provided by SITA and some small local suppliers

  •
  The campus network in London—provided by Siemens Network Systems

  •
  Desktop, provision and support—provided by SCC and by EDS

  •
  Engineering systems support—provided by EDS.

        British Airways began its relationship with Amadeus SA in 2000, with the start of the program to transfer the provision of Reservations, Departure Control and Inventory capability to Amadeus. In February 2002, BA and Amadeus successfully transferred BA's Reservations system to Amadeus' System User, a facility utilized by over 100 airlines. This extensive business change project was the largest ever undertaken by either company and took a year to implement. The next phases of the program involve the development by Amadeus of "New Generation" Departure Control and Inventory systems, with the objective of making these systems available to a community of airlines.

        Recent improvements to the Company's technology infrastructure have improved its on-line ticket sales. BA established its own web-site (BA.com) in December 1995, began selling through it in December 1996 and has continuously increased its use of electronic channels ever since. The "Future Size and Shape" program, announced in February 2002, announced a radical refocusing of the shorthaul business enabled by a substantial increase in the use of electronic channels, new pricing models and a reduction in the underlying cost of sale. A five-fold increase in the technology capacity of the web-site since September 2001 was successfully implemented by June 2002 through a 90 day development program. This increase in capacity was brought into service in connection with the launch in June 2002 of new fare structures for European and UK Domestic fares. The innovative Fare Explorer Booking Engine clearly demonstrates to the customer the cost of traveling at particular times of the day and provides greater convenience in selecting cost effective flights. BA has made BA.com the primary direct booking channel. BA has seen a further increase in the volume of on-line bookings since the launch of recent modifications to British Airways' shorthaul operations.

        Following an extensive review of the way in which BA operates its technology, an IT operations change program, called iT21, was started in July 2001. The Information Management department is already delivering results from that program in the form of higher quality IT at lower cost and aims to continue to simplify BA's technology base and reduce the overall cost of the Group's operating technology by £50 million over 2 years. This is being achieved within a climate of increased data volumes and the demands of technology enabled business change.

Ancillary Airline Activities

Cargo

        BA's cargo business is operated as an independent contribution center. The majority of its cargo is carried in the holds of passenger aircraft, the balance on leased or part-chartered freighter aircraft where market conditions allow their deployment. This allows the Group to maximize the use of its scheduled route network to provide a worldwide cargo service. In Europe, the Group utilizes trucks to feed cargo from continental Europe to BA's Heathrow and Gatwick based intercontinental services. The migration of the cargo business at Heathrow to the new Ascentis center has now been completed. The new operating environment offers both considerable improvement in handling customer service and significant increase in throughput capacity.

Other Services

        The Group provides a variety of services to other airlines. The most important of these are cargo handling at airports, airframe maintenance, computer and communications services and consultancy services.

Eurostar

        In 1999, BA took a 10% equity stake in a consortium company jointly held with National Express Group plc along with the French and Belgian railway companies, SNCF and SNCB, which was selected by the UK government to manage Eurostar UK Ltd ("EUKL"). EUKL is responsible for operating Eurostar trains between London, Lille, Paris and Brussels. The consortium took over full management responsibilities for EUKL in December 1998.

Regulation

        The international airline industry is subject to a high degree of European and UK government regulation covering most aspects of airlines' operations. This framework governs commercial activity (for example route flying rights, fare setting, access to airport slots) as well as operational standards (relating to areas such as safety, security, aircraft noise, immigration and passenger rights). British airlines are also affected by wider EU and UK policies, laws and regulation, particularly in relation to competition, airports and air traffic control.

        The UK civil aviation industry is regulated by the Secretary of State for Transport and the Civil Aviation Authority ("CAA"), an independent statutory body. Under the UK Civil Aviation Act 1982 and various statutory instruments, the CAA has a wide range of functions in relation to British airlines, including supervision of many aspects of their financial condition, management and operations. European airlines are also subject to a number of EU regulations, drawn up under the provisions of the European Treaty (chiefly Article 71). Responsibility for enforcement is shared between the European Commission and the relevant Member States.

        The present basis for international regulation of airline operations derives from the Chicago Convention of 1944, to which nearly all countries are parties. The Convention also established the International Civil Aviation Organization ("ICAO"), a specialized agency of the United Nations, to foster the planning and development of international air transport. Under the auspices of ICAO, rules establishing minimum operational standards are normally agreed on a multilateral basis. Airlines' rights to fly over, or make stops in, foreign countries for technical reasons in operating their international scheduled services are generally derived from the International Air Services Transit Agreement of 1944, to which most countries are parties. However, rights to carry traffic between countries and the regulation of fares are normally agreed on a bilateral basis between governments. A notable exception is the multilateral single market arrangements that apply within the European Union.

Route Flying Rights

        BA's traffic rights to carry scheduled passengers and cargo on particular international routes generally derive from air services agreements between the UK Government and the governments of foreign states concerned. Under these agreements, each government grants to the other the right to designate an airline or airlines of its state to operate scheduled services between specified points in their respective countries, and sometimes to or from points in third countries, although this also requires the agreement of the third country's government. The UK Government's policy regarding the granting of route rights to British airlines is referred to under "Competition" below.

        Once an agreement has been reached, it is for the UK Government to designate the British airline or airlines which will operate the agreed services. As well as being designated, an airline must obtain the necessary operating permits from the foreign governments concerned. These are unlikely to be withheld so long as the Group meets the required international safety standards. One ground on which a contracting government usually has the right to prevent a designated airline from operating the agreed services is if it is not satisfied that the Group is substantially owned and effectively controlled by the other government or its nationals. For this reason, BA's Memorandum and Articles of Association (the "Articles") contain provisions (including proposed amendments) that may limit the rights of Non-UK and Non-European nationals who own shares in the company. For more information, see "Item 10—Additional Information—Memorandum and Articles of Association—Limitations on Voting and Shareholding".

        In the European Union (the "EU"), there is a single internal market for air transportation. The most significant elements of the single market legislation are a liberal pricing regime, free access to all routes within the EU for airlines and a carrier licensing procedure. Certain constraints continue to apply for infrastructure reasons. Under a separate agreement, EU single market policies have been extended to the European Economic Area ("EEA") comprising all the countries of the EU and the countries of the European Free Trade Area ("EFTA") except Switzerland. Agreement has been reached between Switzerland and the EU which will have the effect of bringing Switzerland into the same arrangements.

        Under the UK Civil Aviation Act 1982, the CAA must balance a number of objectives in making air transport or route licensing decisions where applications to operate a particular route are contested. These include encouraging British airlines to provide air services at the lowest fares consistent with safety; an economic return to efficient operators and the sound development of the UK air transport industry; furthering the reasonable interests of users; ensuring that British airlines compete as effectively as possible with other airlines on international routes; and securing the most effective use of UK airports. When considering applications for new or competing services, the CAA will be ready to license competing services by British airlines, even at the risk of some impairment of an existing British service, where to do so is consistent with the objectives laid down in the UK Civil Aviation Act 1982. The CAA has also stated its belief that the interests of users are best served by the existence of a number of efficient and profitable British airlines strong enough to compete with each other and with foreign airlines.

        In its 1993 review of policies in relation to the licensing of UK airlines, the CAA confirmed its concern to ensure that the reasonable interests of users are met and within the statutory framework to promote competition. It is the CAA's policy that, in the limited number of cases where it is precluded (in fact or in effect) from licensing competitive services, it will consider licensing a carrier in substitution for the incumbent but will do so only sparingly and only where there will be a manifest enhancement in achievement of the objectives of the Civil Aviation Act 1982. It will take into account the length of time the incumbent has had to establish itself on the route and the degree of commitment it has shown in serving it.

        Specific route licenses are no longer required with respect to routes to, from and within the EU.

        Charter operations are not generally covered by air services agreements. The CAA adopts a broadly liberal policy towards applications from British airlines for charter flying rights. It is then for the airline to seek the consent of the other government. Within the EEA no distinction is drawn between charter and scheduled operations.

Fare Setting

        It is a provision of most air services agreements that the fares, rates and charges for scheduled services on the agreed routes must be filed with, and approved by, both governments concerned or their agencies. It is a condition of the air transport and route licenses granted to British airlines by the CAA that the tariffs to be charged for international carriage and the commissions to be paid by the airline to any agent shall be filed with and approved by the CAA. Under some air services agreements, airlines are required to co-ordinate fares through IATA, whose role in setting fares is described under "Item 4—Information on the Company—Competition" below.

        Notwithstanding this regulatory position, it is a widespread practice among airlines to sell a substantial proportion of their seats and cargo space in many parts of the world at tariffs lower than the approved levels or on other unapproved special terms. BA is no exception. See "Item 4—Information on the Company—Competition" below. The Group responds competitively to market conditions and a large proportion of its revenue is derived from such sales. BA does not anticipate any changes in the regulatory environment which would undermine BA's ability to respond competitively. Tariffs for charter services are not so regulated.

Safety

        Safety standards are generally agreed on a multilateral basis under the auspices of ICAO. The country of registration of an aircraft is generally responsible for ensuring that the aircraft and its crew meet these guidelines. Certification of compliance by the state of registry is normally recognized by all other members of ICAO.

        British airlines are required, except in limited circumstances, to operate British registered aircraft. The CAA is the body responsible for British registered aircraft, and it maintains and enforces a comprehensive system of operational safety and technical standards which, in common with those of many other countries, are more stringent than the internationally agreed minimum standards.

        All British airlines are required to hold a CAA air operator's certificate relating to the competence of the holder to operate and maintain its aircraft safely. Each aircraft operated under an air operator's certificate may only be flown if it has a certificate of airworthiness. The aircraft's engines, equipment and all maintenance procedures must also be certificated, and flight crew and certain maintenance staff must be licensed.

        To continue to improve high safety standards is a primary objective of the Group. All departments, especially engineering and flight operations, pay continual attention to operational safety and the health and safety of employees. Specific responsibility for advising on safety matters rests with a separate department under the Director of Safety, Security and Environment. A comprehensive monitoring system exists within BA to ensure that incidents are reported and action is taken whenever appropriate.

Security

        In the UK, the Secretary of State for Transport has the power to direct the aviation industry to take measures to prevent acts of criminal violence. The measures so directed usually follow, but sometimes exceed, the international standards developed by ICAO. Responsibility for implementing the measures and meeting their costs falls on both airlines and airport authorities. A number of foreign countries have also developed aviation security programs which place an onus on BA to meet laid down security standards. BA's own security department continuously assesses the threat to its operations, develops policies for the protection of BA's operations and assets, and directs its staff or agents to implement appropriate countermeasures while monitoring their effectiveness.

Environmental Regulation and Noise

        BA's environmental management system commits the Group to working constructively with those concerned for the environment and to observing rules and regulations aimed at protection of the environment. The Group's activities are covered by a comprehensive network of regulations at local, national and international levels, affecting emissions to the atmosphere, disposal of solid waste and aqueous effluents, aircraft noise and other relevant parameters. The strategy takes compliance as the baseline of environmental performance and aims beyond standards and regulations.

        The BA fleet meets existing noise standards and is subject to a minimum of restriction, although Concorde is more limited in the destinations to which it can fly. Aircraft are categorized by the ICAO into "Chapters" which represent noise certification standards. European and US regulations prohibit the use of Chapter 2 aircraft after March 2002. None of the BA subsonic fleet is Chapter 2. In 2001, ICAO approved a new noise standard, "Chapter 4", to apply to new aircraft designs after 2006. BA supported the need for the new noise standard which is already met by some 78% of the BA fleet. The UK government has introduced, in 2001, more stringent departure noise regulations at the London airports. The Group is proactively involved in other efforts to mitigate the effect of aircraft noise, including minimizing movements at night and, with other stakeholders, has developed a code of conduct for arriving aircraft to reduce noise on approach to airports.

        The Group is playing an active role in development of the understanding of the effects of aircraft emissions to the atmosphere. This has included involvement in the work of the Intergovernmental Panel on Climate Change, co-operating with research programs and promoting discussion of possible ways in which to control emissions of greenhouse gases. The Group is involved in work within ICAO aimed at developing mechanisms to control and mitigate the effect of aircraft engine exhaust emissions.

        Each year, the Group publishes a social and environmental report that details progress with particular reference to measurement against headline indicators. In 2000 the report was extended to include both social and economic considerations. The Board adopted a revised code of business conduct last year. In June 2002, BA issued a new standard for bribery and corruption and an accompanying educational primer. A BA standing instruction has been issued that sets out what is and what is not acceptable and once agreed with trade unions will become a contractual obligation for all staff employed by BA. The standard also offers reassurance that no staff will be held accountable for business lost due to upholding of this standard.

United Kingdom and International Airport Policy

        Responsibility for airport policy in the United Kingdom lies with the UK Government and is defined in the Airports Policy White Paper 1985 and the UK Airports Act 1986. Some elements of Government aviation policy were updated in the Transport White Paper of 1998. The Government is in the process of reviewing its aviation and airport policies and is expected to produce a new White Paper in late 2002 or early 2003. This will incorporate a 30 year vision for UK airport development needs. Options for expanding airport capacity in South East England will be subjected to a public consultation exercise in the Summer/Autumn of 2002 in preparation for the new policy. The Government has already announced the criteria against which airport expansion options will be assessed. The criteria are based on the Government's broader approach to sustainable development under which economic, social and environmental factors are taken into account and quantified as much as possible. The Government has also initiated a major overhaul of the planning system for major national infrastructure projects. The intention of the Government's reform proposals are to speed up decision making in a way that is fair and efficient.

        BAA has been granted planning permission to develop a fifth terminal at Heathrow subject to a number of formal conditions, including a limit on the number of movements at the airport. The proposed terminal would ultimately have a capacity of about 30 million passengers per annum, and BA and its alliance partners will occupy the new terminal subject to final agreement with BAA. Terminal 5 is due to open in 2008.

        Obtaining take-off and landing authorization (also known as obtaining a "slot") is a necessary condition for providing service to many airports. The availability of slots generally is often beyond the control of a carrier and can be subject to capacity limits, government regulation and market conditions, including the actions of competitors. British Airways believes that it has sufficient slots to operate its existing routes and generally has been able to obtain slots in connection with its previous route changes and expansions. However, British Airways can provide no assurance that it will be able to maintain its existing slots or obtain desired slots in the future.

        Slots at UK airports are allocated under EU rules which are currently being revised. British Airways is attempting to ensure that a market oriented approach is maintained under any new rules, so that essential flexibility and the possibility of exchanges between carriers remains.

Competition

        Most of the markets in which BA operates are highly competitive. It faces competition from other airlines on the same city-pair routes, from indirect flights, from charter services and from other forms of transport. The intensity of the competition varies from route to route, depending on the number and nature of the competitors, particularly whether or not they are state-owned or state-supported, and on the regulatory environment and other factors. At one extreme, there are relatively few international routes on which competition is largely limited to the other state's designated airline and fares are regulated. At the other extreme, there are some routes on which both governments adopt a liberal attitude to fares approval and to multiple designation of a number of airlines from several countries competing for the available traffic. For further discussion of the effects of regulations on competition, see "Item 4—Information on the Company—Regulation".

        On many of the routes with multiple carriers, BA's pricing decisions are affected by competition from other airlines, some of which have cost structures that are lower than BA's or other competitive advantages and could therefore operate at lower fare levels.

UK Government Airline Competition Policy

        In October 1984, in advance of the privatization of BA, the UK Government published a White Paper setting out its policy for British airlines on both domestic and international routes. The White Paper restated the UK Government's objective to encourage a sound and competitive multi-airline industry with a variety of airlines of different characteristics serving the whole range of travelers' needs and strong enough to compete aggressively against foreign airlines. It stated that the UK Government's policy is to favor increased competition, so long as it is fair and UK interests are not prejudiced, and to promote, wherever possible, changes in air service agreements to that end. The 1984 White Paper is expected to be replaced by a new White Paper in 2002 or 2003.

        The White Paper also recorded the UK Government's view that the existing statutory framework was sufficiently flexible to allow the competitive development of services by British airlines. The White Paper left it principally to the CAA to take action against anti-competitive behavior by British airlines including rapid consideration of any application made to stop an airline from pursuing a course of conduct which is alleged to be anti-competitive. In addition, the Secretary of State indicated that, in deciding appeals against CAA licensing decisions, he would take into account, among others, the objectives set out in the White Paper.

        The CAA from time to time issues statements of the policies it intends to carry out in pursuit of its statutory licensing role. The current statement came into force in August 1993. This indicated that the CAA would give greater weight to the interests of users in balancing the interests of the users on the one hand and the airlines on the other. Additionally, the CAA considered that competition, where possible, is the most effective way of ensuring that passengers' interests were met.

        Since March 2000, the UK's Competition Act has been in force. It outlaws agreements and business practices which have a damaging effect on competition in the UK. Its provisions mirror EU competition rules (see under "Europe" below) and can be applied to competition cases within the UK.

Tariff Co-ordination

        Certain air services agreements require airlines to co-ordinate fares before approval by the governments concerned. IATA, the trade association for international airlines, provides a forum for tariff co-ordination on international routes by convening traffic conferences. Many international airlines take part in these conferences although, partly reflecting the increase in competition, fewer than in the past. There is also less adherence to tariffs co-ordinated within IATA than there once was.

        BA attends traffic conferences and discusses tariffs bilaterally when it is lawful to do so and tariff co-ordination is required under the relevant air services agreement or is commercially necessary. However, where it is free to do so, BA sets its tariffs unilaterally. This is the case for fares on domestic and some international routes.

Commercial Arrangements

        BA has commercial arrangements with other airlines covering scheduled passenger and cargo services on a small number of its international routes. Some of these are necessary under the relevant air services agreement. Commercial arrangements can govern, among other things, capacity offered by each airline over flight approvals, the apportionment of revenues between airlines and the co-ordination of schedules.

        Commercial arrangements of this sort are not allowed on routes to or from the United States, and such arrangements as existed within the EU have been withdrawn to promote a more competitive environment.

Europe

        Since 1987, EU competition rules have been applied to commercial agreements between airlines operating intra-EU routes. The European Commission is empowered to grant block exemptions from certain co-operative arrangements between airlines such as slot allocation, joint planning of capacity, tariff consultations, and the common purchase, development and operation of computer reservations systems. Block exemptions were made in all these cases and were renewed alongside with the liberalization measures that came into force on January 1, 1993. The block exemption in respect of joint planning of capacity has been withdrawn.

        The EU regime for aviation has been extended to the EEA. The powers and duties of the European Commission are shared with the EFTA Control Authority with responsibility for any particular action lying with one or the other of them.

United States

        While the US domestic airline industry has been largely deregulated, routes between the United Kingdom and the United States are still subject to regulation of market access, capacity and fares under an air service agreement known as Bermuda 2. However, both countries have adopted a relatively liberal approach to fare approval and other regulatory matters. The market has seen substantially increased competition over the last decade with major airlines and new market entrants offering a wide range of services and fare types. In addition, BA faces further competition from airlines operating other routes between the United States and continental Europe. BA has responded with both price and service initiatives and has continued to carry more passengers between the United Kingdom and the United States than any other carrier.

        In June 1995 a modification of Bermuda 2 was agreed between the US and UK Governments liberalizing codeshare arrangements and access to UK airports other than Heathrow and Gatwick from airports in the United States.

        The US and UK Governments have been involved in a series of talks with a view to agreeing further liberalization of the air services agreement, but no progress on the talks had been made. Talks are continuing.

        The European Commission has taken the UK Government and several other Governments to the European Court to claim that competence for negotiating traffic rights between EU countries and third countries should rest with the European Community and not individual Member States. An opinion from the Court indicates that any such transfer of authority will be subject to a positive agreement to do so from the EU Council of Ministers, but a final decision from the Court will make this clear.

Organizational Structure

        The business and operations of the BA Group are conducted within British Airways Plc and its subsidiaries. The following table sets forth the principal subsidiary companies of the Group.

	Principal activities	Country of incorporation and registration and principal operations
Air Miles Travel Promotions Ltd*	Airline marketing	England
BA & AA Holdings Ltd* (90 per cent of equity owned)	Holding Company	England
Britair Holdings Ltd*	Holding Company	England
British Airways Capital Ltd* (89 per cent of founders' shares owned)	Airline finance	Jersey
British Airways (European Operations at Gatwick) Ltd*	Airline operations	England
British Airways Finance B.V.*	Airline finance	Netherlands
British Airways Holdings Ltd*	Airline finance	Jersey
British Airways Holidays Ltd*	Package holidays	England
British Airways Maintenance Cardiff Ltd*	Aircraft maintenance	England
British Airways Regional Ltd*	Air travel services	England
British Airways Travel Shops Ltd*	Travel agency	England
British Asia Airways Ltd*	Air travel services	England
CityFlyer Express Ltd*	Airline operations	England
Deutsche BA Luftfahrtgesellschaft GmbH	Airline operations	Germany
British Regional Air Lines Group Plc	Airline operations	England
Speedbird Insurance Company Ltd*	Insurance	Bermuda
British Airways CitiExpress Ltd	Airline operations	England
Brymon Airways Ltd (Holding company of British Regional Air Lines Group Plc)	Holding Company	England
World Network Services Pvt Ltd(1)	Data processing services	India

QUASI-SUBSIDIARY UNDERTAKING

	Principal activities	Country of incorporation and registration and principal operations
The London Eye Company Ltd* (33 per cent of equity owned)	Leisure company	England

ASSOCIATED UNDERTAKINGS

	Percentage of equity owned	Principal activities	Country of incorporation and principal operations
Concorde International Travel Pty Ltd	50.0	Travel services	Australia
Qantas Airways Ltd	21.4	Airline operations	Australia
Iberia, Lineas Aéreas de España, S.A. ("Iberia")	9.0	Airline operations	Spain
Comair Ltd	18.3	Airline operations	South Africa
Accoladia Ltd*	50.0	Package Holidays	England
Opodo Ltd*	22.9	Internet travel agency	England

TRADE INVESTMENTS

	Percentage of equity owned	Principal activities	Country of incorporation and principal operations
The Airline Group*	16.7	Air traffic control holding company	England
Cordiem LLC*	7.4	Internet trade exchange	USA

*
Wholly-owned directly or indirectly by British Airways Plc except where indicated.
(1)
From July 4, 2002 15% owned

Property, Plants and Equipment

        The following table sets forth the principal property and equipment of the Group. The table does not include the Group's fleet of aircraft which are described under "Item 4—Information on the Company—Airline Fleet".

Principal Properties	Description	Nature of Title	Approximate Gross Size
Heathrow Airport, London
No. 1 Maintenance Area East	offices, hangars, workshops	Lease(1)	2,400,000 square feet (s.f.)
No. 1 Maintenance Area West	offices, hangars, workshops	Lease(1)	1,300,000 s.f..
Ascentis New Cargo Centre	warehouse and offices	Lease	1,000,000 s.f.
Perishables Warehouse	warehouse and offices	Lease	70,000 s.f.
Compass Centre	offices for crew reporting and operations center	Lease	250,000 s.f.
Cranebank	technical training center	Freehold	440,000 s.f.
Waterside, Harmondsworth	combined business center	Freehold	570,000 s.f.
Speedmarque	workshops and offices	Lease	140,000 s.f.
Link	warehouse and offices	Lease	170,000 s.f.
Odyssey Business Park(3)	offices	Lease	150,000 s.f
Gatwick Airport, London
Maintenance Area East	offices, hangars and workshops	Lease(2)	495,000 s.f.
Jubilee House	offices	Lease	130,000 s.f
UK Regions
Newcastle Business Park	offices	Lease	200,000 s.f
Pioneer House, Manchester	offices	Lease	64,000 s.f
Atrium Court, Glasgow	offices	Lease	90,000 s.f
Cardiff Airport, Wales
Maintenance Area	offices, hangars and workshops	Lease	460,000 s.f.
New York
Terminal Building, John F. Kennedy International Airport	passenger terminal	Sublease	535,000 s.f.

(1)
Leasehold interest held from Heathrow Airport Limited for 150 years from April 1995 without restriction on disposal and with wide use provisions.

(2)
These leasehold interests which are held from Gatwick Airport Limited, as the case maybe, contain restrictions on the disposal and use of the properties.

(3)
As at July 1, 2002 the lease had been sold.

        The BA Group also has other freehold and leasehold interests in real estate in numerous countries throughout the world, that are less significant to the Group as a whole. See Note 17 to the Financial Statements.

Item 5—Operating and Financial Review and Prospects

Introduction

        The following discussion covers the fiscal year ended March 31, 2002 and is based on the Group's financial statements prepared in accordance with UK GAAP which differ in certain respects from US GAAP. Certain of the differences between UK GAAP and US GAAP as applicable to the Group are set out in Note 42 to Financial Statements.

        The Group's operating revenue for fiscal 2002 fell by 10.1% from £9,278 million in 2001 to £8,340 million. Group operating loss for fiscal 2002 was £110 million, down £490 million from an operating income of £380 million in 2001.

        Operating results were adversely affected by the weakening global economy, the effect of the foot and mouth epidemic in the UK and effects of the September 11, US terrorist attacks. As a result, passenger and cargo revenues fell significantly.

        Although cost efficiency actions had already been initiated in the first half of the year, steps were taken immediately after the events of September 11 to reduce capacity and manpower, as well as to implement cash conservation measures. The outcome of the "Future Size and Shape" review announced in February identified longer term structural changes that BA believes will enable it to improve operating margins. These included actions on capacity, manpower and other costs together with a new shorthaul sales proposition to compete more effectively with the no-frills carriers.

        Loss before tax for fiscal 2002 was £200 million, down £350 million from income before tax of £150 million in 2001. After providing for tax and minority interests, loss for the year was £142 million, compared to a profit of £67 million for the previous year.

Result of operations

        The following table sets out the year-over-year percentage changes in Group operating revenue and selected Group operating statistics (volume, capacity and yield) for the three years ended March 31, 2002:

	Year Ended March 31,
	2002	2001	2000
	(Change %)
Group operating revenue	(10.1)	3.8	0.5
Group operations:
Volume (RTKs)	(13.9)	(1.3)	2.3
Capacity (ATKs)	(9.3)	(2.5)	2.9
Yield (Revenue/RTK)	4.2	5.6	(2.1)

Revenue

        Group operating revenue fell in the year by 10.1% from £9,278 million to £8,340 million in 2002. Traffic revenue from airline operations (passenger and cargo) accounted for approximately 91% of Group operating revenue. For the twelve month period, traffic revenue fell by 10.2% to £7,571 million on a flying program 9.3% smaller in ATKs. The ATK reduction reflected a continuation of the Group's strategy, which was accelerated after the events of September 11. At a Group level, the disposal of go further reduced capacity, partially offset by increases due to the acquisition of British Regional Air Lines Group (BRAL).

        Compared with 2001, in 2002 airline operations passenger traffic declined 13.7%, while capacity (ASKs) decreased by 12.4%. Passenger load factor fell 1.0 point compared with 2001 to 70.4%. Passenger yield (passenger revenue per RPK) improved by 4.7% for 2002 compared with 2001.

        In 2002, cargo volumes (CTKs) were down 14.8% compared with 2001 while yields fell by 2.0%. In 2002, cargo revenue was down 16.6% from £579 million in 2001 to £483 million.

Expenditure

        Unit costs (net operating expenditure per ATK) were 5.2% higher in 2001. Compared with 2001, in 2002, the average number of employees in the Group, in terms of manpower equivalent (MPE), fell by 3.8% to 60,468 and productivity (ATKs per MPE) was down by 5.7%.

Operating Expenses

	Year ended March 31
	2002	2001	2000	2002	2001	2000
	(Change %)			(£ million)
Employee costs	(2)	(4)	5	2,329	2,376	2,481
Future Size & Shape restructuring costs	n/a	—	—	80	—	—
Depreciation and amortization	8	10	5	770	715	648
Aircraft operating lease costs	(10)	16	27	199	221	190
Fuel and oil costs	(7)	37	14	1,028	1,102	804
Engineering and other aircraft costs	2	—	—	673	662	661
Landing fees and en route charges	(5)	(5)	(7)	615	645	682
Handling charges, catering and other operating costs	(15)	(2)	4	1,110	1,303	1,328
Selling costs	(27)	(5)	(1)	824	1,135	188
Accommodation, ground equipment costs and currency differences	11	(15)	16	822	739	874

	(5)	1	5	8,450	8,898	8,856

        In 2002, employee costs before restructuring fell by 2.0% in 2001 to £2,329 million primarily reflecting reduced staff numbers from efficiency actions taken post-September. In total, MPEs at Group level were down approximately 7,000 at March 31, 2002 compared with August 2001.

        Of the estimated £200 million restructuring costs relating to the "Future Size and Shape" review, expected to be incurred over the two years ending March 31, 2003, £80 million has been recognized in the year ended March 31, 2002.

        Depreciation and amortization costs increased by 7.7% compared with 2001 to £770 million, reflecting the increased value of the aircraft fleet, principally from the addition of Boeing 777s and Airbus aircraft and additional product embodiment costs. Aircraft operating lease costs decreased 10.0% compared with 2001 to £199 million as a result of the disposals of Boeing 737-200s and the Boeing 737-300s operated by go, partially offset by the effects of the BRAL acquisition.

        Fuel and oil costs fell by 6.7% compared with 2001 to £1,028 million, principally due to a reduction in fuel price, reduced flying, efficiencies from smaller, newer aircraft and the disposal of go.

        Engineering and other aircraft costs increased by 1.7% compared with 2001 to £673 million reflecting increased insurance costs following September 11, write-downs of expendable stock, and the effects of the BRAL acquisition. This was partially offset by reductions in subcontract costs, cost efficiencies, volume savings driven by changes in fleet type and savings from the disposal of go.

        Landing fees and en route charges fell by 4.7% compared with 2001 to £615 million. This principally reflects benefits from reduced flying and efficiencies. Handling charges, catering and other operating costs decreased by 14.8% compared with 2001 to £1,110 million, as a result of reduced passenger numbers and cost efficiencies across the operational areas.

        Selling and marketing costs fell by 27.4% compared with 2001 to £824 million. The introduction of the new commission structure in the UK, reduced sales volume and lower advertising and promotional activity were the main reasons for this reduction, only partly offset by exchange rate effects and the acquisition of BRAL.

        Accommodation, ground equipment costs and foreign exchange related costs increased 11.2% to £822 million. This reflected costs of outsourcing, implementing new systems, increased property costs for new facilities, and currency fluctuations.

        The drive for efficiency improvements continued throughout the year and focused on the following areas:

  •
  Improving productivity

  •
  Cost of sales reduction

  •
  Aircraft utilization

  •
  e-business exploitation

  •
  Procurement efficiency

  •
  Information technology

        The outcome of the "Future Size and Shape" review, announced in February, emphasized BA's commitment to continued focus on manpower and capacity reductions as well as further reductions in selling and distribution costs.

Geographical analysis

        At the operating profit level, most regions suffered from reduced economic activity and the effects of September 11.

        Least affected was Africa, where strategic reductions in capacity reduced operational costs and raised load factors, resulting in no significant change in operating profit for the region.

        Product improvements on Americas routes preserved the premium/economy mix at a time of falling loads and the region was again the Group's most profitable. The Far East and Australasia result was affected by lower traffic levels and increased fuel costs and aircraft charges. Seat factor fell 3.0 points, although improved cabin mix increased passenger yields.

        Overall reduction in shorthaul revenue (RPK down 9%) was matched by reductions in capacity thereby maintaining seat factors at the same level as last year. The second half of the year was particularly difficult for the premium business resulting in declining yields due to cabin mix and a significant worsening in the total shorthaul result.

        For further information about the Group's results by geographic region, see Note 2 to the Financial Statements.

CitiExpress

        During the year, British Airways announced the formation of British Airways CitiExpress Limited created through the merger of its wholly-owned subsidiaries BRAL (acquired in May, 2001) and Brymon Airways. Launched on March 31, 2002, British Airways CitiExpress becomes the second largest regional airline in Europe. During the current year, two further subsidiaries, British Airways Regional and Manx Airlines, will be integrated with British Airways CitiExpress.

Alliance benefits

        The oneworld alliance includes eight airline members; British Airways, Aer Lingus, American Airlines (AA), Cathay Pacific, Finnair, Iberia, LanChile and Qantas. Cooperation across the alliance ensures a number of advantages expected to benefit both customers and airline effectiveness. oneworld offers a substantial package of customer benefits, including reciprocal reward and recognition programs, common lounge access, smoother transfers, increased customer support and greater value.

        After the events of September 11, the oneworld strategy has focused on developing the bilateral relationships within the existing carriers as well as maximizing cost saving opportunities. In January, 2002, the US Department of Transportation's conditions for an anti-trust immune deal with American Airlines were deemed by British Airways and American Airlines to be too onerous to proceed as planned. Both parties remain committed to an alliance relationship and are still working together on alternative commercial opportunities, not requiring anti-trust immunity, in a number of areas. Co-operation within the oneworld framework continues to develop alongside the bilateral discussions.

        British Airways and Aer Lingus introduced additional codesharing operations on UK—Ireland routes, and discussions on further alliance activity continues. The alliance provides incremental flows between Ireland and BA's services to Europe, North America and other key longhaul destinations.

        The alliance with Cathay Pacific continues to add value. During the year the two airlines expanded bilateral co-operation with codesharing on Cathay Pacific services to Auckland and Kuala Lumpur, as well as selected British Airways services in Europe. Exploration of further development opportunities continues.

Qantas

        The eight year relationship with Qantas is British Airways' longest standing and deepest alliance relationship. Under the Joint Services Agreement (JSA) there is full strategic, tactical and operational cooperation on all of British Airways' and Qantas' flights which serve markets between the United Kingdom and Continental Europe, Southeast Asia and Australia. This co-operation continues to strengthen and provides customers with improved flight departure times, routings and value for money, offering the very best of customer service to all passengers. In particular, the number of services operated to the key Australian points of Sydney and Melbourne has been increased and the British Airways brand is available in Melbourne again after an absence of several years.

        British Airways and Qantas continue to co-ordinate sales and marketing activities worldwide, and to share all costs and revenues on the JSA routes, giving both companies an incentive to improve the joint business. Additional value has been generated with cost saving and revenue co-operation across almost all functions.

        Qantas' pre-tax profit for the six months ended December 31, 2001 (included in the March 31, 2002 result) amounted to A$231.3 million, a decrease of 44.5% on the corresponding period last year. Group profit after tax amounted to A$153.5 million, down 41.6%. Revenue for the six months was A$5.7 billion, up 11.1% compared to last year. Passenger revenue increased by 11.7% and was due to growth in RPKs of 5.1% and an increase in yield of 6.2%.

        Overall capacity grew by 5.3% compared with the prior half-year. However after the effects of September 11, and the collapse of Ansett on September 14, 2001, Qantas moved capacity from the international network to the domestic network. International capacity decreased by 1.1% across the period and domestic capacity increased by 28.6%.

        Total expenditure, including interest, increased by 16.0% to A$5.4 billion mainly due to costs associated with the increase in capacity, including the cost of wet-leased aircraft, together with higher fuel and engineering costs. Cost per ASK increased by 11.9%. Excluding the effects of foreign exchange rate movements, total expenditure increased by 12.7%.

        In October, 2001, and December, 2001, Qantas issued new shares by way of an institutional placement and shareholder placing respectively. British Airways did not take up its allocation which resulted in the dilution of the Group's shareholding from 25% to 21.4%. As a consequence, the number of directors BA can appoint has decreased from three to two.

Iberia

        Following the acquisition of a 9% stake in Iberia in 2000, work has been undertaken to generate value through commercial co-operation, including new codeshares on Iberia's Madrid—Lima flights and on British Airways' Heathrow—Bangkok services. Iberia has confirmed its intention to remain in the oneworld alliance and to develop its partnership with British Airways.

        Iberia's loss before tax for the 12 months to December 31, 2001 (included in the March 31, 2002 result) was Euro 85.2 million, compared to a profit before tax last year of Euro 221.4 million.

Franchising

        As at March 31, 2002 there were 8 franchises operating to 93 destinations of which 67 are additional to the British Airways mainline network. During the year, Regional Air based in Kenya became a new franchise partner, whilst both BASE Airlines and National Jet Italia (NJI) ceased operations.

Share of operating profit in associates

        Compared with 2001, in 2002 British Airways' share of operating profits from associated companies decreased by £42 million to £22 million, principally due to reduction in the operating results of Qantas and Iberia. In April, 2001, in partnership with Thomas Cook Holdings Limited, British Airways acquired a 50% holding in a newly formed company, Accoladia Ltd, into which the outbound business of British Airways Holidays was transferred.

Profit on sale of fixed assets and investments

        Profits on disposals of fixed assets and investments for the year were £145 million, reflecting primarily the disposal of our investment in go in June, 2001. Also disposed during the year was our investment in France Telecom (formerly shares held in Equant) and other fixed assets; aircraft disposals included eight Boeing 747-200 aircraft and 18 Boeing 757-200 aircraft. This represents an improvement of £214 million compared with last year, which saw a loss on our disposal of Participations Aéronautiques (the holding company for Air Liberté).

        On May 8, 2002, we announced the signing of a binding deal with easyJet for the sale of Deutsche BA (DBA). Under the terms of the "heads of agreement" British Airways will grant easyJet the option to buy 100% of DBA, on or before March 31, 2003, extendable by easyJet to July 3, 2003.

Net interest payable

        Net interest expense for the year was £278 million. This included a book credit for the revaluation of yen debts (used to fund aircraft acquisitions) of £49 million, compared to a credit the previous year of £73 million. The revaluation—a non cash item required by standard accounting practice—resulted from the weakening of the yen against sterling.

Other income

        Other income includes £22 million received from the UK Government as compensation primarily for the closure of US airspace immediately following September 11.

Tax

        The analysis of the tax charge is set out in Note 9 to the Financial Statements.

        There is no tax payable on operating results in the UK. During the year the Group has remitted profits to the UK from subsidiaries and associates including those in Australia and Spain. The UK tax charge arising on such profits has been offset partially by credits for taxes paid overseas and by other loss surrenders. No tax arises on profits on disposals as such profits are covered by tax losses from current and prior periods.

        During the year the Company implemented Financial Reporting Standard 19 "Deferred Tax". As a result the Company has recognized deferred tax on the full liability method effective April 1, 2001. The deferred tax liability is included on balance sheet and at March 31, 2002 amounts to £1,031 million. See Note 34 to the Financial Statements. Comparative figures have also been restated as described in Note 9 to the Financial Statements.

Earnings per share

        For the twelve month period ended March 31, 2002, losses attributable to shareholders were £142 million, equivalent to a loss of 13.2 pence per share, compared with earnings of 6.2 pence per share in 2001.

Aircraft fleet changes

        The number of Group aircraft in service at March 31, 2002 was 360, an increase of 22 on the prior year. The increase primarily reflects the acquisition of BRAL with 13 Jetstream 41, 13 British Aerospace ATP, 21 Embraer RJ145 and three British Aerospace 146 in service at year end. The sale of go reduced Boeing 737-300 aircraft by 13. Other changes, in line with the ongoing fleet strategy, included new deliveries of five Boeing 777, 12 Airbus A319, three Airbus A320, two Boeing 737-300, one Avro RJ100 and one Embraer RJ145. Disposals included eight Boeing 747-200, 18 Boeing 757-200, two Boeing 737-300, three Boeing 737-400, one ATR72 and one DHC-8. In addition, five Boeing 747-200 and four Boeing 757-200 are stood down awaiting disposal and two Boeing 737-300 went into service having previously been undergoing pre-service preparation at March 31, 2001.

Capital expenditure

        Group capital expenditure on tangible assets is set out in Note 17f to the Financial Statements.

        The following table summarizes the Group's capital expenditure in the three years ended March 31, 2002:

	Year ended March 31
	2002	2001	2000
	(£ million)
Aircraft, spare parts, modifications and refurbishment (net of refund of progress payments)	739	1,192	955
Property and equipment	133	220	363

	872	1,412	1,318
Investments	44	49	186

	916	1,461	1,504

        In addition, the acquisition of BRAL in May, 2001, increased the Group's tangible asset balance by £161 million.

        At March 31, 2002, capital expenditure authorized and contracted for but not provided in the financial statements, amounts to £749 million (compared with £1,160 million at March 31, 2001). The outstanding commitments include £11 million which relate to the acquisition of one Embraer aircraft on order, and £680 million which relates to the acquisition of Airbus A320 family of aircraft scheduled for delivery over the next four years. It is intended that these aircraft will be financed partially by cash holdings and internal cash flow and partially through external financing, including committed facilities arranged prior to delivery.

        At March 31, 2002, British Airways had unused committed financing facilities of US$155 million (expires March 31, 2003) a further US$483 million facility (expires November 19, 2006) and a committed short-term unsecured revolving credit facility of US$100 million (expires November 15, 2002) together with unused overdraft facilities of £40 million. Undrawn uncommitted money market lines of £60 million were held with a number of banks

Working capital

        At March 31, 2002, net current liabilities were £642 million, down £116 million from March 31, 2001. This change principally reflects an increase of £283 million in the combination of short-term loans and deposits and cash excluding overdrafts, lower sales in advance of carriage, and a reduction in trade creditors. These were partially offset by a reduction in accounts receivable due to lower volumes and revenue, and reductions in inventory.

Cash flow

        Net cash inflow from operating activities totaled £866 million in 2002 compared with £1,251 million in 2001. Investment in tangible fixed assets amounted to £757 million in 2002, a decrease of £358 million compared with 2001. The sale of tangible fixed assets and investments including interests in subsidiary companies, generated proceeds of £465 million in 2002, compared with £298 million in 2001. The net change in borrowings was a reduction in £217 million in 2002 compared with a reduction of £524 million in 2001.

Leases and other financing arrangements

        The following table sets out the movements in loans and capital obligations under finance leases and hire purchase arrangements for the two years ended March 31, 2002:

		Finance leases and hire purchase arrangements	Total
	Bank and other loans
			2002	2001	2000
	(£ million)
Balance at April 1	1,041	6,002	7,043	6,944	6,552
New loans raised	495	—	495	214	60
Assumed from subsidiary acquired during the year	64	—	117	—	43
Divested from subsidiary companies sold during the year	—	53	—	(69)	—
Loans, finance leases and hire purchase arrangements undertaken to finance the acquisition of aircraft	—	512	512	663	659
Repayment of amounts borrowed	(57)	(655)	(712)	(738)	(576)
Effect of exchange rate changes	2	(56)	(54)	29	206

Balance at March 31	1,545	5,856	7,401	7,043	6,944

        Five newly delivered mainline aircraft, comprising three Airbus A319 and two Boeing 777-200 were acquired on various US Dollar denominated cross border finance lease arrangements, and a further three Boeing 777-200 were funded by UK finance lease arrangements. In addition, four Airbus A319 were financed by way of sterling denominated mortgage loans. Three new Airbus A320 and two new Airbus A319 were acquired through off-balance sheet operating lease arrangements; and a further three Airbus A319 were purchased outright, and have since been financed on US Dollar denominated finance leases subsequent to March 31, 2002.

        In August, 2001, British Airways raised £250 million by way of a 15 year unsecured bond issue, its first sterling public bond issue since 1988. In November, 2001, the Group drew down a US$200 million tranche from one of its aircraft-secured financing facilities. Aggregate committed financing facilities remaining undrawn at March 31, 2002 totaled US$738 million.

        For the purposes of the financial statements, foreign currency debt is translated into sterling at year end exchange rates. Gains and losses on translation are recognized in the statement of income except for changes in the sterling value of US Dollar denominated debt that finances US Dollar denominated fixed assets. These gains or losses are taken to reserves, together with the differences arising on the translation of the related assets. The debt translation loss taken to reserves amounted to £4 million in 2002, compared with £135 million in 2001.

Net debt/total capital ratio

        Net debt at the year end amounted to £6,294 million, including convertible bonds of £112 million, and net of cash and short-term loans and deposits totaling £1,219 million. This represented an increase of £283 million from the previous year, resulting from an increase in short-term loans and deposits, partially offset by exchange effects, and new finance lease and hire purchase arrangements. At March 21, 2002 the net debt/total capital ratio was 66%, compared to 64.5% at March 31, 2001, with the increase mainly due to the increased borrowing, and reduction in total capital.

Share capital

        The number of ordinary shares allotted, called up, and fully paid as at March 31, 2002, was 1,082,757,107 compared with 1,082,552,078 at March 31, 2001.

        On June 15, 2001, 61,000 ordinary shares were issued in exchange for 143,000 Convertible Capital Bonds 2005 on the basis of one ordinary share for every 2.34 Bonds held. During the year, 144,000 shares were issued on the exercise of options under Employee Share Option schemes.

Other matters

Management of financial risks

        The Board of Directors sets the treasury policies and objectives of the Group, and lays down the parameters within which the various aspects of treasury risk management are operated. The Board has approved a treasury governance statement, which outlines the Group's policies governing corporate and asset financing, interest rate risk, foreign exchange risk and cash and liquidity management. The governance statement also lists the financial instruments that the Group's treasury function is authorized to use in managing financial risk.

        Responsibility for ensuring that treasury practices are consistent and compatible with the agreed governance statement is vested in a Finance Committee. Group Treasury implements the agreed policies on a day-to-day basis with a view to meeting the treasury objectives in a risk averse though cost effective manner. These objectives include ensuring that the Group has sufficient liquidity to meet its day-to-day needs and to fund its capital investment program and other investments; deploying any surplus liquidity in a prudent and profitable manner; managing currency, interest rate and credit exposures; and managing the Group's relationship with a large number of banks and other financial institutions world-wide.

Financing and interest rate risk

        Most of the Group's debt is asset related, reflecting the capital intensive nature of the airline industry and the attractiveness of aircraft as security to lenders and other financiers. These factors are also reflected in the medium to long-term maturity profiles of the Group's loans, finance leases and hire purchase arrangements. The incidence of repayments is shown in Note 27 to the Financial Statements.

        At March 31, 2002 approximately 48% of the Group's borrowings (after swaps), net of cash, short term loans and deposits, were at fixed rates of interest and 52% were at floating rates. This proportion of fixed rate borrowings has increased from 40% at March 31, 2001 as the Group took advantage of the availability of historically low fixed rate sterling and US Dollar funds.

        The Group's borrowings are predominantly denominated in sterling, US Dollars and Japanese Yen. Sterling represents the Group's natural "home" currency, while a substantial proportion of the Group's fixed assets are priced and transacted in US Dollars. See Note 25 to the Financial Statements. The Japanese Yen liabilities arise as a result of the Group's substantial Japanese cross-border hire purchase arrangements entered into during the period 1990 to 1999. Details of the currency mix of the Group's gross borrowings are shown in Note 27 to the Financial Statements.

        During the year the Company's senior unsecured debt was downgraded by the major rating agencies to one notch below investment grade. The direct effects on the Group's interest expense were limited as the only element of the existing debt portfolio affected was the £250 million bond repayable in 2016. The interest rate payable on this bond increased with effect from February 23, 2002 from 7.25% to 8.75%, the maximum coupon payable. Furthermore, the Group believes that its main source of external funding, secured aircraft financing, is less sensitive to credit ratings than the unsecured bond market but is sensitive to the markets view of aircraft as security.

Liquidity and investments

        The sharp downturn in passenger volumes resulting from the September 11 terrorist attacks led the Group to bolster its liquidity. Cash flow was successfully managed through this period by cut backs in discretionary expenditure, reduction in capital expenditures, the initiation of a program of surplus asset sales, which is expected to yield £500 million by March 31, 2003, and the arrangement of new committed borrowing facilities as described below.

        At March 31, 2002 the Group had at its disposal short-term loans and deposits and cash at bank and in hand amounting to £1,219 million (compared with £936 million in 2001). In addition, the Group had undrawn long term committed aircraft financing facilities totaling approximately US$638 million, a committed short-term unsecured revolving credit facility of US$100 million and undrawn uncommitted overdraft and money market lines with a number of banks totaling £100 million. An additional long-term committed aircraft financing facility of US$150 million has been arranged since March 31, 2002.

        The Group's holdings of cash and short-term loans and deposits, together with committed funding facilities and net cash flow, are expected to be sufficient to cover the cost of all firm aircraft deliveries due in the next two years.

        Surplus funds are invested in high quality short-term liquid instruments, usually bank deposits. Credit risk is managed by limiting the aggregate exposure to any individual counterparty, taking into account its credit rating. Such counterparty exposures are regularly reviewed and adjusted as necessary. Accordingly, the possibility of material loss arising in the event of nonperformance by counterparties is considered to be unlikely.

        Although the Group believes that it could return to the capital markets to raise additional funds, there can be no assurance that the Group's industry, fleet and other assets will continue to be as attractive to lenders. If the Group's ability to raise funds in the financial markets is restricted, its financial and operating results could be materially and adversely affected.

Foreign currency risk

        The Group does business in over 100 foreign currencies, and generates a surplus in most of these currencies. In recent years the US Dollar has been an exception to this as capital expenditure, together with ongoing operating lease and fuel payments denominated in US Dollars, have resulted in a deficit in U.S. Dollars. However, the Group expects to generate a surplus of US Dollars in the year ending March 31, 2003 partly as a result of reduced capital expenditures.

        As a result of its current exposure, the Group can experience adverse or beneficial effects arising from exchange rate movements. For example, the Group is likely to experience beneficial effects from strengthening of foreign currencies and an adverse effect from strengthening in sterling.

        The Group seeks to reduce its foreign exchange exposure arising from transactions in various currencies through a policy of matching, as far as possible, receipts and payments in each individual currency. Surpluses of convertible currencies are sold, either spot or forward, for US Dollars and sterling. The Group has substantial liabilities denominated in Japanese Yen, which consist mainly of purchase option payments falling due under various Japanese leveraged lease arrangements maturing between 2003 and 2011. The Group expects to utilize its stream of Yen traffic revenues as a natural hedge against these maturing Yen liabilities as they fall due.

        The Group's forward transactions in foreign currency are detailed in Note 37 to the Financial Statements.

Certain Market Related Factors Effecting Liquidity

        Although British Airways believes that it will have sufficient liquidity to meet its anticipated cash needs, this belief is based on assumptions about a variety of factors, many of which are beyond the control of British Airways. For example, the Group's cash needs could be significantly greater than anticipated as a result of adverse market conditions, adverse changes in fuel prices and increases in interest rates.

Derivative financial instruments

        British Airways uses derivative financial instruments (derivatives) with off-balance sheet risk selectively for treasury and fuel risk management purposes. The risk management strategy for both treasury and fuel operations is implemented within the guidelines and parameters laid down by the Board of Directors, and reflects a risk averse policy. The Company's policy is not to trade in derivatives but to use these instruments to hedge against anticipated exposures.

        As part of its treasury risk management activities, the Company has entered into a number of swap arrangements in order to hedge its direct exposure to interest rates. Swap arrangements outstanding at March 31, 2002 are summarized in Note 29 to the Financial Statements.

        Forward foreign exchange contracts and "collars" are used to cover near term future revenues and operating payments in a variety of currencies. Forward foreign exchange contracts outstanding at March 31, 2002 are summarized in Note 37 to the Financial Statements.

        While the Company considers the purchase of interest rate caps and the entering into of forward rate agreements as bona fide treasury exposure management activities, it would not generally contemplate the opening of new exposures by selling options, except as a component of a collar. Other treasury derivative instruments would be considered on their merits as valid and appropriate risk management tools and, under the treasury governance framework, require Board approval before adoption.

        The Company's fuel risk management strategy aims to provide protection against sudden and significant increases in oil prices while ensuring that the Company is not competitively disadvantaged in a serious way in the event of a substantial fall in the price of fuel.

        The strategy operates within limits set by the Board and agreed in detail by the Fuel Hedging Committee, which is made up of representatives from relevant internal departments.

        In meeting these objectives, the fuel risk management program allows for the judicious use of a number of derivatives traded on regulated exchanges in London (the International Petroleum Exchange) and New York (the New York Mercantile Exchange) as well as on the Over The Counter (OTC) markets, with approved counterparties and within approved limits. The instruments used include futures and forward contracts, options, collars, caps and swaps. The hedging committee reviews the use of these instruments on a regular basis. As derivatives are used for the purposes of risk management, they do not expose the Group to market risk because gains and losses on the derivatives offset losses and gains on the matching asset, liability, revenues or costs being hedged. Moreover, counterparty credit risk is generally restricted to any hedging gain from time to time and not the principal amount hedged.

Contractual Financing Obligations

        Details of the Group's debt obligations including the maturity profile of those obligations are set out in Note 27 to the Financial Statements. Details of the Group's finance lease obligations and hire purchase arrangements are also set out in Note 27 to the Financial Statements, operating lease commitments are set out in Note 19 to the Financial Statements.

        The following tables summarize various contractual obligations and commercial commitments of the Group as at March 31, 2002.

	March 31
	2002(1)	2001
	(£ million)
Current liabilities
Bank and other loans (current portion)	62	49
Finance lease obligations (current portion)	208	106
Hire purchase arrangements (current portion)	409	329

	679	484

Long-term liabilities	1,483	992
Bank and other loans	2,404	2,240
Finance lease obligations	2,835	3,327

Hire purchase arrangements	6,722	6,559

	7,401	7,043

(1)
Capital expenditure authorized and contracted for but not provided in the financial statements amounts to £749 million (compared with £1,160 million in 2001).

Critical Accounting Policies

        The preparation of financial statements in conformity with UK GAAP requires that the Group adopt policies, assumptions and estimation techniques that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Certain of these policies, assumptions and estimation techniques, if changed, could cause a different presentation of the Group's financial results.

        The Group believes the policies and estimates used in the preparation of its financial statements in the areas of its passenger revenue, frequent flyer programs, tangible assets and pensions and other postretirement benefits are sensitive to the underlying policies, assumptions and estimation techniques. These accounting estimates, and the following description, have been developed in consultation with the Group's senior management and audit committee.

Passenger Revenue

        Passenger revenue is initially recorded as a liability for sales in advance of carriage. Revenue from ticket sales is recognized at the time when BA provides the transportation. The Group makes estimates based on historical trends regarding liability for tickets sold but not yet reported, the timing and amount of tickets used for travel on other airlines and the amount of tickets sold that will not be used. Changes to these estimation methods could have a material effect on the presentation of the Group's financial results. Moreover, in light of the uncertainties surrounding the effects of the events of September 11, 2001, these historical trends may not be representative of future results.

Frequent Flyer Programs

        The Company operates two principal frequent flyer programs. The Executive Club scheme allows travelers to accumulate BA miles which entitle them to various awards, including free travel. The Airmiles scheme allows companies to purchase miles from the Group for use in promotional incentives.

        The Group utilizes various estimates in accounting for the frequent flyer schemes. The direct incremental cost of providing free redemption services, including free travel, is accrued as participants accumulate mileage. The accrued cost is based on various estimates with respect to the incremental fuel, food and other costs incurred in providing such schemes. Changes in cost estimates or accrual methods, among other things, may have a significant effect on the Group's presentation of financial results.

Tangible Fixed Assets

        The Group has a net book value of approximately £10.5 billion in aircraft, property, equipment and other tangible assets as of March 31, 2002. These assets are held at cost, subject to the property revaluations carried out on March 31, 1995, and the fleet revaluations carried out on March 31, 1988, which are being retained in accordance with the transitional provisions of applicable accounting standards. The Group has a policy of not revaluing tangible assets. Depreciation is calculated to write off the cost or valuation, less the estimated residual value, on a straight line basis. Changes to the Group's policies relating to the revaluation of assets, estimation of useful lives, residual values or other policies could have a material effect on the presentation of the Group's financial position and results of operations. For more information relating to the Group's accounting of tangible assets, please see Note 1 to the Financial Statements.

Pensions and other postretirement benefits

        Accounting for pensions and other postretirement benefits involves judgment about uncertain events, including, but not limited to, discount rates, expected rates of return on plan assets and expected health care cost trend rates. Determination of the projected benefit obligations for the Group's defined benefit pension schemes and postretirement plans are important to the recorded amounts for such obligations on the balance sheet and to the amount of benefit expense in the income statement. The assumptions used may vary from year to year, which may affect future results of operations. Any differences between these assumptions and the actual outcome will also affect future results of operations.

Effects of new UK Accounting Standards Adopted in the year to March 31, 2002

        During the year ended March 31, 2002, the Group adopted Financial Reporting Standard No. 19 "Deferred Tax". Implementation of this Standard resulted in a tax credit of £71million for the year. The impact of restating 2001 and 2000 figures was to increase the tax charge by £47 million and £41 million respectively. These represent non-cash adjustments.

        In December 2000, the UK Accounting Standards Board issued Financial Reporting Standard No. 17 "Retirement Benefits". The Group is following the transitional arrangements under which additional disclosure has been provided in Note 35 to the Financial Statements. FRS 17 requires that pension assets be valued at market value as at the year end, with any deficit or surplus being disclosed within the financial statements. Full implementation of the Standard as at March 31, 2002 would have led to the introduction of net liabilities of £488 million and a deferred tax debit of £146 million on the balance sheet, with a consequent reduction in distributable reserves and constraint on the extent to which the Company is able to pay dividends. On July 2, 2002 the ASB announced a proposed extension to the transitional arrangements set out in FRS 17.

New US GAAP Accounting Standards adopted in year to March 31, 2002

        In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities' (SFAS 133). This new standard became effective for the current year and requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction, and, if it is, the type of hedge transaction. On adoption of this statement the Group recorded a cumulative effect amounting to £4 million in other comprehensive income (see Note 42 of Notes to the Financial Statements).

        The Group's accounting policies under UK GAAP do not satisfy the requirements of SFAS 133 and the Group has chosen not to designate the derivative instruments as hedges under the criteria set out in the Standard.

Impact of New US Accounting Standards not yet adopted

        In June 2001, the FASB issued Statement of Financial Accounting Standards No. 141 "Business Combinations" (SFAS 141) and No. 142 "Goodwill and Other Intangible Assets" SFAS 142. Under SFAS 141, the pooling of interest method of accounting is no longer permitted; the purchase method must be used for all business combinations initiated after June 30, 2001. Adoption of this standard will not impact previously published financial statements. SFAS 142, which is effective for accounting periods beginning after December 15, 2001, eliminates the requirement to amortize goodwill and indefinite lived intangible assets. Instead, such assets are subject to periodic impairment testing.

        On initial adoption of SFAS 142, the Group is required to test the existing goodwill for impairment. The Group has not yet determined what the effect, if any, of adopting SFAS 142 will be. While the existing charge for goodwill amortization will no longer be made, the impact, if any, of the initial impairment test cannot be computed until adoption.

        Also in June 2001, the FASB issued Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations' (SFAS 143). SFAS 143 requires companies to record liabilities equal to the fair value of their asset retirement obligations when they are incurred, for example recognition of return lease conditions when the aircraft is first utlized. Over time the liability accredited for the change in present value each period, and the initial capitalized cost is depreciated over the useful lfe of the related asset. SFAS 143 is effective for accounting periods beginning after June 15, 2002.

        The provisions of SFAS 143 are similar to the accounting policy used by the Group in preparing its financial statements under UK GAAP. The Company has not yet determined the effect of adopting SFAS 143 on its results of operations and shareholders' interest as adjusted to accord with US GAAP.

        Statement of Financial Accounting Standards No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144), issued in August 2001, is effective for accounting periods beginning after December 15, 2001. SFAS 144 supersedes SFAS 121 and, while retaining many of the recognition and measurement provisions of SFAS 121, it excludes goodwill and intangible assets not being amortized from its impairment provisions and significantly changes the criteria that have to be met in order to classify long-lived assets as held-for-sale. SFAS 144 also supersedes the provisions of APB 30 with regard to reporting the effects of a disposal of a business segment and requires expected future operating losses from discontinued operations to be reported in the periods in which the losses are incurred rather than of the measurement date. In addition, more dispositions will qualify for discontinued operations treatment in the income statement. As the provisions of SFAS 144 are to be applied prospectively, the impact on the Group, if any, will depend upon the circumstances existing at that time.

Item 6—Directors, Senior Management and Employees

        During fiscal 2002 the business of BA was directed by a Board of Directors which numbered 12 during the year. All Directors are subject to retirement every three years and are eligible for re-election by the shareholders. The Directors of BA as at July 1, 2002 were:

CHAIRMAN

Lord Marshall of Knightsbridge (68)

Board Member since 1983, Chief Executive 1983-1993, Executive Chairman 1993-1996; Non-executive Chairman since 1996. Chairman of the Nominations Committee. He is also Chairman of Invensys plc, and a non-executive director of HSBC Holdings plc.

CHIEF EXECUTIVE

Roderick Eddington (52)

Executive Board member since 2000. Rod Eddington joined the Company as Chief Executive in May, 2000. He is a non-executive director of News Corporation and of John Swire & Son Pty Limited.

CHIEF FINANCIAL OFFICER

John Rishton (44)

Executive Board member since September, 2001. Having originally joined the Company in 1994 as Senior Vice-President Finance USA, John Rishton was appointed as Chief Financial Officer in September, 2001 on the retirement of Derek Stevens.

DIRECTOR OF CUSTOMER SERVICE AND OPERATIONS

Mike Street (54)

Executive Board member since December, 2000. Mike Street has been Director of Customer Service and Operations since 1997. He is a Trustee of the two British Airways pension schemes and sits on the Council of Buckinghamshire Chiltern University College.

NON-EXECUTIVE DIRECTORS

Martin Broughton (55)

Non-executive director since May, 2000. Chairman of the Audit Committee and senior independent non-executive director. Safety Review and Nominations Committees. Martin Broughton is Chairman of British American Tobacco p.l.c.

Michael Davies (68)

Non-executive director since 1983. Audit, Remuneration and Nominations Committees. Michael Davies is Chairman of Simon Group PLC, National Express Group PLC and Corporate Services Group plc. Mr Davies is to retire at the annual general meeting on July 16, 2002.

Dr Ashok Ganguly (66)

Non-executive director since 1996. Audit and Safety Review Committees. A former director of Unilever PLC and a Fellow of the Royal Society of Chemistry, Ashok Ganguly is Chairman of ICI India Ltd and Technology Network (India) Private Limited, director of ICICI Knowledge Park Ltd, Mahindra & Mahindra Ltd, Wipro Corporation, Tata AIG Life Insurance Co. Ltd, the Reserve Bank of India and New Skies Satellites.

Captain Michael Jeffery (57)

Non-executive director since October, 2001, having retired from British Airways in June, 2001. Chairman of the Safety Review Committee. Captain Jeffery originally joined the Company in 1966 as a co-pilot, joining flight crew management in 1976. In the early 1990's he ran the Company's major maintenance division before becoming Director of Flight Operations from 1995 until his retirement. He is a member of the West Michigan University College of Aviation Advisory Board.

Baroness O'Cathain (64)

Non-executive director since 1993. Audit, Remuneration, Nominations and Safety Review Committees. Baroness O'Cathain is also a non-executive director of Thistle Hotels PLC, BNP Paribas UK Plc, South East Water plc, William Baird plc and Allders plc.

Dr Martin Read (52)

Non-executive director since May, 2000. Chairman of the Remuneration Committee. Martin Read is Managing Director and Chief Executive of Logica plc and a non-executive director of The Boots Company PLC.

Lord Renwick of Clifton (64)

Non-executive director since 1996. Safety Review Committee. Previously British Ambassador to the United States and to South Africa. He is Vice Chairman Investment Banking J P Morgan, Chairman of Fluor Ltd, director of BHP Billiton Plc, Harmony Gold, South African Breweries plc, Compagnie Financiere Richemont AG and a Trustee of The Economist.

The Hon Raymond Seitz (61)

Non-executive director since 1995. Safety Review Committee. A former US Ambassador to the Court of St James, Raymond Seitz is Vice-Chairman of Lehman Brothers International, and a non-executive director of The Chubb Corporation, Authoriszor Inc., Marconi plc, Cable and Wireless plc, Rio Tinto plc and Pacific Century Cyberworks Ltd. Mr Seitz is to retire at the annual general meeting on July 16, 2002.

        At the annual general meeting on July 16, 2002, shareholders are being invited to vote on a resolution to elect Maarten van den Bergh as a non-executive director. Aged 60, a Dutch national, Maarten van den Bergh is Chairman of Lloyds TSB Group and a non-executive director of BT Group plc and Royal Dutch Petroleum Company, having previously been President of Royal Dutch Petroleum Company and Vice-Chairman of the Committee of Managing Directors of the Royal Dutch/Shell Group of companies. He is also currently an Advisor to the Chief Executive of the Hong Kong S.A.R and a Member of the President of the Philippines Special Board of Advisers. He is a Member of the Advisory Council of the Amsterdam Institute of Finance, a Fellow and Vice President of the Institute of Financial Services, a Companion of the Institute of Management and a Member of the Guild of International Bankers.

        In addition to Rod Eddington, John Rishton and Mike Street above, the executive officers of the BA Group listed below each have service agreements.

Name	Title
PAUL COBY	Chief Information Officer
LLOYD CROMWELL GRIFFITHS	Director of Flight Operations
MARTIN GEORGE	Director of Marketing and Commercial Development
ALAN MCDONALD	Director of Engineering
ROGER MAYNARD	Director of Investments and Alliances
DALE MOSS	Director of Sales Worldwide
MERVYN WALKER	Director for People
ROBERT WEBB, Q.C.	General Counsel
ALAN BUCHANAN	Company Secretary

Compensation of Directors and Officers

        The remuneration of the executive Directors for the year ended March 31, 2002 was:

	Rod Eddington	John Rishton	Mike Street	Derek Stevens
	2002	2002*	2002	2002**
		(£'000)
Basic salary	486	114	282	203
Bonus	0	0	0	0
Taxable benefits	11	7	15	4

Total	497	121	297	207

*
from date of appointment and pro-ration of annual amount.

**
Derek Stevens retired from the Board on August 31, 2001. Included in his salary is a payment of £76,250 in consideration of his early retirement.

        Taxable benefits include a company car or cash equivalent, fuel, and private health insurance.

        Following the events of September 11, the executive directors agreed to waive 15% of their salaries in the period October 1, 2001 to March 31, 2002, which is reflected in the figures above.

        The fees paid to non-executive directors for the year ended March 31, 2002 were:

2002*
(£'000)
Lord Marshall	188
Michael Davies	25
Dr. Ashok Ganguly	28
Baroness O'Cathain	30
Lord Renwick	24
The Hon. Raymond Seitz	25
Martin Broughton	**
Dr Martin Read	22
Captain Michael Jeffery	14
Captain Colin Barnes	24
Total	380

*
or from date of appointment

**
Fees of £27,226 were paid to Martin Broughton's employer in respect of his services as non-executive director of British Airways Plc.

        Following the events of September 11, all the non-executive directors, including the Chairman, agreed to waive 50% of their basic fees for the period from October 1, 2001 to March 31, 2002, which is reflected in the figures above.

        The fee to which Lord Marshall was entitled as non-executive Chairman was £250,000 per annum. In addition to the reduced fee set out below he received taxable benefits of £16,406.

        The Chairman of the Safety Review Committee receives £15,000 per annum for his chairmanship in addition to the fee paid to the other non-executive directors. This comprised for 2002 a basic fee of £27,500 per annum plus £600 for each Board Committee separately attended. Captain Barnes and Captain Jeffery enjoyed taxable benefits of £6,268 and £6,171 respectively.

        For 2002, the aggregate compensation paid or accrued (excluding pension benefits) by BA to all members of the Board of Directors and its other executive officers named above during the year for services in all capacities was £3,294,841. Also during this year, pension contributions of £441,228 were paid for the benefit of members of the Board of Directors and BA's other executive officers. For the year ending March 31, 2002 Rod Eddington earned an annual pension of £17,931, John Rishton earned a pro-rated pension of £11,664, and Mike Street earned a annual pension of £16,367. In the five months to the date of his retirement, Derek Stevens earned an annual pension of £8,113.

        Rod Eddington and John Rishton are members of both the New Airways Pension Scheme and an Unfunded Unapproved Retirement Scheme which, under the terms of their service contracts, will provide a total retirement benefit equivalent to 1/30th and 1/56th, respectively of basic salary for each year of service as directors.

        Rod Eddington, John Rishton and Mike Street each has a service contract with BA. Rod Eddington has a contract which is terminable on one year's notice or upon reaching retirement age, which is 60 in his case. John Rishton has a contract which is terminable on one year's notice or upon reaching retirement age, which is 63 in his case. Mike Street has a service contract with a one year notice period or upon reaching retirement, which is 65 in his case. The service contracts for Rod Eddington, John Rishton and Mike Street do not provide for fixed benefits upon early termination.

        The Audit Committee meets quarterly under the chairmanship of the senior independent non-executive director, Martin Broughton. As at July 1, 2002, its other members were Michael Davies, Ashok Ganguly and Baroness O'Cathain all of whom are independent non-executive directors. The external and internal auditors, the General Counsel and the Company Secretary attend all meetings of the Committee and have rights of access to the Committee. Executives attend as required. The Committee reviews the Company's financial statements to ensure that its accounting policies are the most appropriate to the company's circumstances and that its financial reporting presents a balanced and understandable assessment of the Company's position and prospects. It also keeps under review the Company's system of internal control, including compliance with the Company's code of business conduct and the scope and results of the work of internal audit and of external audit, together with the independence and objectivity of the auditors.

        The Remuneration Committee of the Board meets at least once a year to determine the Company's policy on executive directors' remuneration and remuneration for senior executives immediately below Board level, to review that remuneration, and to consider and decide grants under the Company's long term incentive and share option plans. The Committee is chaired by Martin Read, an independent non-executive director and its other members, as at July 1, 2002, were Michael Davies and Baroness O'Cathain who are also independent non-executive directors. No director is involved in deciding his own remuneration.

        The executive directors of the Company receive options pursuant to the Company's performance incentive plans in relation to which corporate performance targets set at the beginning of each financial year by the Remuneration Committee.

Options to Purchase Securities from Registrant or Subsidiaries

        As of July 1, 2002 employees of the Company held options to purchase 42,500,891 Ordinary Shares at exercise prices ranging between 181p and 465p per Share, as adjusted pursuant to the Company's rights issue in May 1993.

        The interests in options held by the Directors as of July 1, 2002 were as follows:

	Date of grant	Number of options	Exercise price	Exercisable for seven years from
Lord Marshall	June 9, 1993	81,911	293p	June 9, 1996
	July 1, 1994	12,903	372p	July 1, 1997
	August 11, 1994	95,465	419p	August 11, 1997

Balance		190,279

Rod Eddington	May 26, 2000	138,888	360p	May 26, 2003
	June 26, 2001	163,551	321p	June 26, 2004
	June 12, 2002	290,055	181p	June 12, 2005

Balance		592,494

John Rishton	August 26, 1999	21,852	394p	August 26, 2002
	June 28, 2000	31,578	380p	June 28, 2003
	June 26, 2001	70,093	321p	June 26, 2004
	June 12, 2002	124,309	181p	June 12, 2005

Balance		247,832

Mike Street	August 26, 1999	71,903	394p	August 26, 2002
	June 28, 2000	75,605	380p	June 28, 2003
	June 26, 2001	95,015	321p	June 26, 2004
	June 12, 2002	168,508	181p	June 12, 2005

Balance		411,031

        In addition to the above, John Rishton and Mike Street each hold 814 options at 238p under the 2000 operation of the British Airways Savings Related Share Option Scheme 1996, exercisable for a six month period from May 1, 2003.

Long Term Incentive Plan 1996

        The following Directors held conditional awards of options over Ordinary Shares of British Airways Plc granted under the British Airways Long Term Incentive Plan 1996:

        The conditional awards of options held by the Directors as of July 1, 2002 were as follows:

Rod Eddington	John Rishton	Mike Street
103,022 shares granted on June 5, 2000	1,774 shares granted on June 12, 1998	10,421 shares granted on June 12, 1998
105,000 shares granted on June 8, 2001	45,000 shares granted on June 8, 2001	31,287 shares granted on July 2, 1999
185,731 shares granted on June 12, 2002	79,599 shares granted on June 12, 2002	59,196 shares granted on June 5, 2000
61,000 shares granted on June 9, 2001
107,901 shares granted on June 12, 2002

        On April 1, 2002, a third of each of the conditional awards made on June 13, 1997, June 12, 1998 and July 2, 1999 lapsed, as the performance condition was not met in the respective financial years 1997 to 2002.

Employees

        In 2002, the Group employed an average of 61,460 employees and employee costs represented approximately 28% of total operating expenditures. Employee ownership in the Company is encouraged. As at May 2002, some 50% of employees owned 2.44% of the Company's shares.

        The following table sets forth information regarding the Company's employees:

Fiscal Year	Average Number of Employees	Employee costs as a percentage of operating expenditures
2002	61,460	28%
2001	62,175	27%
2000	65,157	28%

        In 2002, approximately 81% of the Company's employees were based in the United Kingdom with the remainder based abroad, principally in Continental Europe and North America. The Group has reduced its workforce by approximately 7,000 employees pursuant to cost control measures arising from the general economic downturn and the events of September 11, 2001. The Group plans to reduce its workforce by an additional 5,800 employees by March 2004. When fully implemented, these reductions would amount to a total workforce reduction of approximately 23% since August 2001. The Group is working with its unions and other related parties to achieve these reductions through voluntary means and is committed to maintaining positive relations with employees.

        The airline industry is labor intensive. British Airways recognizes five unions in the United Kingdom with whom negotiations on pay and other terms and conditions of employment are conducted. The number of overseas staff covered by collective bargaining agreements is 50% and for the United Kingdom 99%. As in most labor intensive industries, strikes, work stoppages and other organized labor activities can have significant adverse effects on operating and financial results.

Pensions

        On May 10, BA announced the decision to change the pension provision for any future UK employees, moving from a defined benefit final salary basis, to a defined contribution basis, from autumn 2002. This followed a thorough review of pension arrangements, taking into account a changing competitive environment, new accounting rules (FRS17), market volatility and rising life expectancy. The move gives the company greater certainty over long-term employment costs. The pension benefits for both serving staff and pensioners, are unaffected.

Share Ownership

        The interests in shares held by the Directors as of March 31, 2002 were as follows:

	British Airways Plc				British Airways Capital Limited
	Ordinary Shares subject to		Ordinary Shares subject to Restrictions(1)		Convertible Capital Bonds
	March 31 2002	April 1, 2001	March 31, 2002	April 1, 2001	March 31 2002	April 1 2001	% issued share capital
Lord Marshall	69,225	69,225	—	—	11,304	11,304	0.006
Rod Eddington	—	—	—	—	—	—	0.000
Mike Street	6,678	6,206		472	—	—	0.000
John Rishton	2,039	2,039					0.000
Michael Davies	5,224	5,224	—	—	2,221	2,221	0.000
Dr. Ashok Ganguly	104	104	—	—	—	—	0.000
Baroness O'Cathain	6,000	6,000	—	—	—	—	0.000
Lord Renwick	32,014	6,514	—	—	—	—	0.002
The Hon. Raymond Seitz	1,506	1,506	—	—	—	—	0.000
Martin Broughton	9,090	8,372	—	—	—	—	0.000
Dr Martin Read	8,000	7,539	—	—	—	—	0.000
Captain Michael Jeffery	2,624	2,624	—	—	—	—	0.000

	142,504	115,353	—	472	13,525	13, 525	0.008

(1)
The Ordinary Shares subject to restrictions were held in trust and may not be dealt in for a minimum period of two years following subscription.

        No Director has any interest in the share capital of the Company or any of its subsidiaries other than the 9.75% Convertible Capital Bonds 2005 of British Airways Capital Limited.

        In addition to the Directors, the executive officers of BA held interests in 2,446,493 options as of July 1, 2002.

British Airways Executive Share Option Scheme 1987

        The Company adopted the Executive Share Option Scheme 1987 in 1987, and granted options under this scheme through 1995 to a selected group of key full-time executives. The maximum allocation per executive was four times the greater of the executives emoluments for the current or the preceding year of assessment.

        Options were granted at an option price which was not less than the greater of the market value of the shares and the nominal value thereof. Grants were made within 42 days of the preliminary announcement of the Company's final results and/or the preliminary announcement of the Company's half-yearly results in respect of any financial period. Options are exercisable between the third and tenth anniversary of the date of grant, conditioned on the executive remaining in employment.

British Airways Savings-Related Share Option Scheme 1996

        Set out below is a summary of the principal features of the British Airways Savings-Related Share Option Scheme 1996 ("Savings-Related Scheme"). The plan was last operated in the year ending March 31, 2000 and the resultant options become exercisable in June 2003.

        All full-time Executive Directors and all employees (full-time or part-time) who have worked for the Company or a participating company for a qualifying period as determined by the Directors (but not to exceed five years) and any other employees nominated by the Directors are eligible to participate in the Savings-Related Scheme.

        Employees granted an option under the Savings-Related Scheme must enter into a savings contract with a designated savings carrier under which they make monthly savings for a period of three years or, if the Directors determine, any other period permitted under the relevant legislation. The monthly savings must not exceed the limit imposed by the relevant legislation (currently £250 per month). A bonus equivalent to three times the monthly savings will be payable after three years. An option is granted to the employee which is normally exercisable within six months after the bonus is payable under the savings contract using the amount saved plus the bonus.

        Options will be granted at an option price which is not less than 80% of the average of the market value of the shares for the three days following the 14th day after invitations are sent out (or some other date agreed with the Inland Revenue) and, where shares are to be subscribed their nominal value (if greater). Market value means on any day the average of the middle market quotation derived from The UK Financial Services Authority Daily Official List over the three preceding business days.

        Options are normally exercisable for a six month period following the bonus date under the relevant savings contract. If the option is not exercised within this six month period, the option will lapse. Options may also, however, be exercised early in certain circumstances, for example on the option holder ceasing to be an employee due to death, injury, disability, redundancy, retirement or following change of control of the employing company and in the event of a takeover or winding-up of the Company. Exercise is also allowed where the employee leaves, if the option has been held for more than three years. If any option is exercised early, the option holder may only use the savings made under the savings contract (together with any interest) at that time to exercise the option.

        The overall limits on the number of shares which may be issued under the Savings-Related Scheme are set out below. For the purposes of these limits, options which lapse cease to count.

        In any ten year period, not more than 10% of the issued Ordinary Share capital of the Company may, in aggregate, be issued or be issuable under the Savings-Related Scheme and any other employees' share scheme operated by the Company; and

        In any four year period, not more than 4% of the issued Ordinary Share capital of the Company may, in aggregate, be issued or be issuable under the Savings-Related Scheme and any other employees' share scheme adopted by the Company. At the AGM on July 16, 2002, shareholders are being asked to remove this limit.

        No options may be granted under the Savings-Related Scheme after the tenth anniversary of the date of the approval of the scheme rules by the Company.

British Airways Long Term Incentive Plan 1996

        Set out below is a summary of the principal features of the British Airways long-term Incentive Plan 1996 ("Incentive Plan"), which was adopted at the Annual General Meeting on July 16, 1996. At the time it was intended to operate the Incentive Plan annually. All Executive Directors and employees of the Company and any subsidiaries (designated by the Directors) who were not within two years of compulsory retirement were eligible to participate in the Incentive Plan.

        In relation to grants made in 1996, 1997 and 1998, all Executive Directors and employees of the Company and any subsidiaries (designated by the Directors) who were not within two years of compulsory retirement were eligible to participate in the Incentive Plan. Individual participation was linked to seniority and the maximum participation was limited to 75% of salary.

        As a result of the introduction of the British Airways Share Option Plan 1999 (see below), grants made in 1999 and subsequent years are restricted to Executive Directors and the most senior group of executives who are not within two years of compulsory retirement. Maximum participation continues to be limited to 75% of salary.

        Awards of shares are made to selected executives under the Incentive Plan at the discretion of the Remuneration Committee (which consists wholly of non-executive Directors). Awards will vest at the end of a performance period. In relation to awards made under the Incentive Plan in 1996 through 2001 there were three performance periods in relation to each operation of the Plan. Each performance period started on a date determined by the Remuneration Committee, normally the date the award was made, and ended on the third, fourth and fifth anniversary of that date respectively. The maximum number of shares which could be acquired in respect of any one performance period is one third of the total shares awarded. In relation to awards made under the Incentive Plan in 2002, there is only one performance period, which ends on March 31, 2005.

        On the vesting of an award the executive will be entitled to be granted an option to acquire some or all of the shares awarded depending on the extent to which the performance conditions, set at the time the award was made, have been satisfied.

        An option granted in respect of an award is exercisable immediately and will lapse if not exercised within seven years of grant. No consideration is payable for the shares on the exercise of the option granted on the vesting of an award. No shares will be issued under the Incentive Plan. Entitlements will be satisfied from shares held in an employee benefit trust.

        The performance condition set by the Remuneration Committee for the operation of the Incentive Plan in 1996 through 2002 was based on total shareholder return over that relevant performance period ("TSR"). In addition, the Remuneration Committee will consider whether or not the Company's overall financial performance (for example growth in earnings per share) justifies the vesting of an award and the grant of an option. TSR will be measured by reference to the movement in the price of a share and the value of gross dividends paid in respect of the Company's Ordinary Shares.

        In relation to grants made in 1996, 1997 and 1998, in order for an award to vest in full the TSR in respect of an Ordinary Share of the Company over the performance period must be such as to place it at or above the 75th percentile when compared with the TSR for each of the companies in the FTSE 100 (the "Comparator Companies") over the same period. Where the TSR for the Company over the performance period is at or below the 40th percentile, no shares will be acquired. Where the TSR for the Company over the performance period is between the 40th and 75th percentiles, the number of shares over which an option will be granted will be determined pro rata on a straight line basis.

        In relation to grants made in 1999 and subsequent years, in order for an award to vest in full the TSR in respect of an Ordinary Share of the Company over the performance period must be such as to place it at or above the 90th percentile when compared with the TSR for each of the Comparator Companies over the same period. Where the TSR for the Company over the performance period is at or below the 50th percentile, no shares will be acquired. Where the TSR for the Company over the performance period is between the 50th and 90th percentiles, the number of shares over which an option will be granted will be calculated in accordance with a pre-determined formula.

        No awards may be made under the Incentive Plan after the tenth anniversary of the date of the approval of Plan rules by the Company.

British Airways Share Option Plan 1999

        On July 13, 1999, at the Annual General Meeting, the shareholders approved the British Airways Share Option Plan 1999 (the "1999 Share Option Plan"). The 1999 Share Option Plan is intended to operate mainly for senior managers.

        The aggregate exercise price of options granted will not exceed the individual's basic salary in any one year. Exercise of options will be subject to a performance condition linking the exercise of options to sustained improvements in the underlying financial performance of the Company. For options awarded in the first year of the plan, the Remuneration Committee must be satisfied that there has been an increase in the earnings per share of the Company which is at least 4% per annum more than the increase in the retail prices index during any period of three consecutive financial years within the life of the grant. For options awarded in 2000 and subsequent years, the Remuneration Committee also imposed a threshold of 20.8 pence per share as the minimum base year earnings per share before any such increase could qualify towards meeting the performance conditions.

        For further information regarding the Company's employee share schemes, see Note 39 to the Financial Statements.

British Airways All Employee Share Ownership Plans

        On July 11, 2000, the Company obtained shareholders approval to implement any aspect of the new all employee share plans now known as share incentive plans. The approval permits the Company to operate a partnership share plan which would allow employees in the UK to buy shares from their pre-tax salary and would allow the Company to give matching or free shares to those participants in the share plan. Financial limitations would apply to any new plan. The Company intends to launch the new plans when the commercial environment is appropriate.

Item 7—Major Shareholders and Related Party Transactions

        No material transactions between BA and its Directors and officers have been entered into in the year ending March 31, 2002. See "Item 6—Directors, Senior Management and Employees" for a description of certain service contracts.

        No loans or credit transactions were outstanding with Directors or officers of the Company at the end of the year which need to be disclosed in accordance with the requirements of the Companies Act.

        As far as is known to the Company, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government or any other entity or person.

        As at July 1, 2002, The Capital Group Companies Inc held 7.98% of the issued share capital or 86,349,654 Ordinary Shares. HBOS plc held 6.09% of the issued share capital or 65,907,113 Ordinary Shares. Franklin Resources Inc held 6.11% of the issued share capital, or 66,205,587 Ordinary Shares. As of July 1, 2002, the Directors and the Officers of the Company, listed on pages 41 and 42 as a group had a beneficial interest in 178,881 Ordinary Shares, which represents less than 0.05% of the total issued share capital of the Company. See "Item 6—Directors, Senior Management and Employees".

        As far as is known to the Company, no arrangements exist, the operation of which may at a subsequent date result in a change in control of the Company.

        On July 1, 2002, 7,709,770 ADSs (equivalent to 77,097,700 Ordinary Shares or 7.12% of the total Ordinary Shares outstanding) were held by 3,379 holders in the United States. On July 1, 2002, approximately 46% Ordinary Shares were held by approximately 251,000 holders in the UK.

Item 8—Financial Information

Consolidated Statements and Other Financial Information.

        See "Item 18—Financial Statements".

Dividends(1)

	Year ended March 31
	2002		2001		2000		1999		1998
Pounds Sterling
Interim	0	p	5.10	p	5.10	p	5.10	p	4.70	p
Final	0	p	12.80	p	12.80	p	12.80	p	11.90	p

Total	0	p	17.90	p	17.90	p	17.90	p	16.60	p

US Dollars(1)
Interim	$0.00		$0.07		$0.08		$0.08		$0.08
Final	$0.00		$0.18		$0.19		$0.20		$0.19

Total	$0.00		$0.25		$0.27		$0.28		$0.27

(1)
Dollar amounts are translated at the Noon Buying Rate for pounds Sterling at each of the respective payment dates.

        Dividends are set forth in the above table under the year to which they relate rather than the year in which they were paid. Dividends shown have not been increased by certain tax credits relating to dividend payments as discussed under "Item 10—Additional Information—Tax".

        In the year to March 2002, no interim dividend was paid and the Board of Directors has not recommended that any final dividend be paid, due to the financial conditions faced by the Company. Future dividends will be dependent upon the Company's cash flow, earnings, financial condition and other factors.

        When financial conditions allow, the Directors expect, in respect of subsequent years, to declare an interim dividend and to recommend a final dividend which will normally be payable in January and July, respectively. Final dividends are subject to approval by the shareholders of the Company at its annual general meeting.

        Dividends paid by the Company will be in pounds Sterling and exchange rate fluctuations will affect the US Dollar amounts received by holders of the ADSs on conversion by the Depositary of such cash dividends paid. See "Exchange Rates" below.

Legal Proceedings

        BA is not engaged in any litigation the outcome of which in the aggregate is expected to have a significant effect on the Group's financial position or profitability.

Significant Changes

        There have been no significant changes since the date of the Financial Statements included in Item 18 of this report.

Item 9—The Offer and Listing

        The principal trading market for the Company's Ordinary Shares is the London Stock Exchange.

        ADSs, each representing ten Ordinary Shares, are listed on the New York Stock Exchange. Morgan Guaranty Trust Company of New York is the depositary (the "Depositary") of the Ordinary Shares underlying the ADSs.

        The following table sets forth for the periods indicated the highest and lowest middle market quotations for the Ordinary Shares as derived from the Daily Official List of the UK Financial Services Authority and the highest and lowest sales prices of the ADSs as reported on the New York Stock Exchange composite tape.

	Ordinary Share		ADSs
	High	Low	High	Low
	(Pence)
Year Ended March 31
1998	760	499.5	124.5	84.5
1999	703	308.25	77.94	52.13
2000	553.5	261.25	88.5	43.75
2001	463	265	67.87	39.25
2002	387	139	54.94	20.3
2001
First Quarter	400	299.25	61.56	48.75
Second Quarter	393.75	285.75	60.75	42.38
Third Quarter	410	265	60.06	39.25
Fourth Quarter	463	302	67.87	43.85
2002
First Quarter	387	301.75	54.94	42.81
Second Quarter	360	143	50.75	22.03
Third Quarter	228.25	139	32.6	20.3
Fourth Quarter	254	187	36.55	27.28
January	243.5	204.5	35.35	28.7
February	212.5	187	30.10	27.28
March	254	217	36.55	30.5
April	244.75	228.5	35.5	32.95
May	238.5	203	35.41	30.53
June	206.5	177.75	30.53	27.26
July (to July 1)	184.25	184.25	27.15	27.15

Item 10—Additional Information

Limitations on Voting and Shareholding

        The Company's Articles of Association provide the board of directors of the Company the authority to limit the right of non-UK persons to hold or exercise votes in relation to Ordinary Shares of the Company (or ADSs in respect thereof) in circumstances where not limiting such holdings of voting rights would adversely affect the Group's current or future operating rights. On July 17, 2001, the Company amended its Articles of Association to include similar provisions for Non-Europeans.

        Resolution 12 of the Company's 2002 Annual General Meeting, scheduled for July 16, 2002, proposes to introduce a new special voting share (the "Special Share") into the capital of the Company. This Special Share would have no economic value and would be held by a special purpose subsidiary. The sole function of this arrangement would be to further protect the Company's operating rights by ensuring that the votes cast by the UK shareholders of the Company, taken as a whole, represent a majority of the votes cast.

        Non-UK and Non-European persons who hold Ordinary Shares (or ADSs in respect thereof) are subject to the risk that their rights in respect of the Ordinary Shares may be limited. For more information, see "Item 10—Additional Information—Memorandum and Articles of Association—Limitations on Voting and Shareholding".

Memorandum and Articles of Association

        The following summarizes certain material rights of holders of the Company's ordinary shares under the provisions of the Company's memorandum and articles of association and English law. This summary is qualified in its entirety by reference to the Companies Act and the Company's memorandum and articles of association. Copies of the Company's memorandum and articles of association have been filed as exhibits to this annual report on Form 20-F and are also available at www.britishairways.com.

        The Company's ordinary shares may be held in certificated or uncertificated form. Holders of the Company's ordinary shares may be required to make additional contributions of capital in respect of any amounts unpaid on their respective ordinary shares, subject to the terms of issue of such ordinary shares.

        In the following description, a "member" is the person registered in the Company's register of members as the holder of the relevant share.

        The Company is incorporated under the name "British Airways Plc" and is registered in England and Wales with registered number 1777777. The fourth clause of the Company's memorandum provides that its objectives include: (i) to succeed to the undertaking of the British Airways Board (a corporation established by the Civil Aviation Act 1971 and constituted in accordance with the British Airways Board Act 1977), (ii) to carry on business as an airline and to provide air transport services and related businesses, (iii) to provide technical advise or assistance, including research services, as respects any matter in which the British Airways Board had or the Company has skill or experience, (iv) to act as an investment holding company and to acquire, dispose, manage and coordinate the business of any companies in which it has an interest, and (v) to carry on any other business or activity which in the opinion of the directors of the Company is or may be conveniently done in connection with the Company's activities or is likely directly or indirectly, to enhance the value of or render more profitable all or any part of the Company's undertaking, property or assets or otherwise to advance the interests of the Company or of its members. The memorandum grants the Company a broad range of corporate capabilities to effect these objects.

Directors

        Under the Company's articles of association, a director shall not vote in respect of any proposal in which the director or a person connected with the director has an interest which to the director's knowledge is a material interest other than by virtue of the director's interests in securities of, or otherwise in or through, the Company. This is subject to certain exceptions relating to: (i) a security, guarantee or indemnity to the director (or a third party) by the Company or any of its subsidiary undertakings in connection with any debts or obligations of the Company assumed by the director, (ii) an offer of securities of or by the Company or any of its subsidiary undertakings in which the director will be interested as an investor, participant or underwriter, (iii) a proposal concerning any other company in which the director is an interested party if the director does not have an interest in 1% or more of the issued ordinary shares or the voting rights available to members of the relevant company, (iv) certain benefits plans under which the director may benefit and which do not award any privileges or benefits not generally awarded to the other employees to which the agreement relates, provided that the director shall not vote with respect to the director's own participation in such plan and (v) liability insurance that the Company is empowered to purchase for the benefit of directors of the Company in respect of actions undertaken as directors (or officers) of the Company.

        The quorum necessary for the transaction of business may be fixed from time to time by the directors and, unless so fixed at any other number, shall be two. A meeting of the directors at which a quorum is present shall be competent to exercise all powers and discretions for the time being exercisable by the directors.

        The directors are empowered to borrow money, subject to the limitation that the aggregate outstanding amount of funds borrowed by the Company and its subsidiaries from persons outside the group shall not exceed the principal amount of the 9.75% Convertible Bonds issued by British Airways Capital Limited and an amount equal to two and one half times the "Adjusted Capital and Reserves," as defined in the Company's articles of association.

        Directors are not required to hold any ordinary shares of the Company by way of qualification. Each director shall retire from office at the third annual meeting after the annual meeting at which the director was last elected, but shall be eligible for re-election. If the office is not so filled, the retiring director shall be deemed to have been re-elected except in any of the following cases:

  •
  where at such meeting it is expressly resolved not to fill such office or a resolution for the re-election of such directors is put to the meeting and lost,

  •
  where such director has given notice in writing to the Company that he is unwilling to be re-elected,

  •
  where the failure to fill the office is due to the moving of a resolution in contravention of the articles of association, and

  •
  where such director has attained any retiring age applicable to him as a director.

        At any meeting where a director retires, the office being vacated may, by ordinary resolution, be filled by the retiring director or some other person eligible for appointment.

        The ordinary remuneration of the directors shall not exceed a maximum determined from time to time by an ordinary resolution of the shareholders of the Company and shall (unless such resolution otherwise provides) be divisible among the directors as they may agree, or, failing agreement, equally, except that any director who holds office for only part of the period for which such remuneration is payable shall be entitled only to a pro-rated proportion of such remuneration.

        A director who holds an executive office (including the office of chairman or deputy chairman whether or not such office is held in an executive capacity), or who serves on any committee of the directors or who otherwise performs services which in the opinion of the directors are outside the scope of the ordinary duties of a director, may be paid such extra remuneration by way of salary, commission or otherwise as the directors may determine. Directors may be reimbursed for reasonable expenses incurred in connection with their services to the Company, including expenses of attending meetings.

Dividends

        Under English law, dividends are payable on the Company's ordinary shares only out of profits available for distribution, as determined in accordance with accounting principles generally accepted in the United Kingdom and by the Companies Act. Holders of the Company's ordinary shares are entitled to receive such dividends as may be declared by ordinary resolution provided that the dividend does not exceed the amount recommended by the directors. The articles of association give the directors authority (should they deem it appropriate) to declare or pay dividends in any currency. The directors would decide the basis of any currency conversions and how any costs involved are met.

        If and so far as in the opinion of the directors the profits of the Company justify such payments, the directors may declare interim dividends, and may also declare fixed dividends on any class of Ordinary Shares that carry dividend rights. The board of directors may also direct dividend payments in whole or in part by the distribution of specific assets, if authorized by an ordinary resolution of the shareholders.

        All dividends shall be apportioned and paid pro rata according to the amounts paid on the ordinary shares during the portion of the period in which the dividend is paid, unless the rights attached to any ordinary shares provide otherwise. No amount paid on a share in advance of calls shall be treated as paid on the share.

        Any dividend unclaimed may be invested or otherwise made use of by the directors for the benefit of the Company, and after 12 years from the date the dividend was declared, or became due for payment, will revert to the Company.

        The directors did not recommend that any dividend should be paid in relation to the year ended March 31, 2002.

Voting Rights

        At any general meeting of members, a resolution shall be decided on a show of hands unless a poll, which is a written vote, is duly demanded. On a show of hands, every member who is present in person or by proxy shall have one vote. On a written vote, every member who is present in person or by proxy shall have one vote for every share held by the member. A written vote may be demanded by any of the following:

  •
  the chairman of the meeting,

  •
  not less than five members present in person or by proxy and entitled to vote,

  •
  a member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting,

  •
  A member or members present in person or by proxy and holding Ordinary Shares in the Company conferring a right to vote at the meeting being ordinary shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the ordinary shares conferring that right.

        All resolutions put to the annual general meeting in 2001 were put to a poll. In relation to subsequent general meetings, the Chairman has indicated in the notice of meeting his intention to demand a poll. An instrument appointing a proxy shall be deemed to include the right to demand or join in demanding a poll and to speak at the meeting. Two members present in person or by proxy and entitled to vote shall be a quorum for all purposes.

        In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting is entitled to cast the deciding vote in addition to any other vote the liquidator may have.

        An annual general meeting shall be held once in every year, at such time (within a period of not more than fifteen months after the holding of the last preceding annual general meeting) and place as may be determined by the directors. All other general meetings shall be called extraordinary general meetings. An annual general meeting shall be convened by advanced written notice of at least 21 days, or a shorter notice period if agreed upon by all of the members of the Company entitled to vote on the matter. An extraordinary general meeting shall be convened upon advanced written notice of at least 14 days, or a shorter notice period if agreed upon by a majority in number of the members having a right to attend holding not less than 95% in nominal value of the ordinary shares giving that right. The dates of the meeting, delivery and receipt of notice are not included in determining whether notice is adequate.

        Every notice calling a general meeting shall specify the date, time and place of the meeting. The notice shall also state with reasonable prominence in every such notice a statement that a member entitled to attend and vote is entitled to appoint a proxy or proxies to attend and, on a poll, vote instead of him and that a proxy need not be a member of the Company. Notice for any meeting shall state the business to be transacted at the meeting, except for certain routine business set forth in the Company's articles of association such as declaring dividends. Notice for an annual general meeting shall specify the meeting as such.

Variation of Rights

        If, at any time and from time to time, the share capital of the Company is divided into different classes, the rights attached to any class may, subject to the provisions of the Companies Act, may be varied or abrogated either with the consent in writing of the holders of three-quarters of the issued ordinary shares of the class or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of the ordinary shares of the class and may be so varied or abrogated either while the Company is a going concern or during or in contemplation of a winding-up. At every such separate meeting all the provisions of these Articles relating to general meetings of the Company shall apply, except that the necessary quorum shall be at least two persons holding or representing by proxy at least one-third in nominal value of the issued ordinary shares of the class and that any holder of ordinary shares of the class present in person or by proxy may demand a poll and that every such holder shall on a poll have one vote for every share of the class held by him. These provisions apply to the variation or abrogation of the special rights attached to some only of the ordinary shares of any class as if each group of ordinary shares of the class differently treated formed a separate class the special rights of which are to be varied.

Rights in a Wind-Up

        In the event of a wind-up, after the payment of all creditors, including certain preferential creditors, whether statutorily preferred creditors or normal creditors, a liquidator may, with the authority of an extraordinary resolution:

  •
  set such value as the liquidator deems fair upon the property of the Company and may determine how such division shall be carried out as between the members or different classes of members,

  •
  vest any part of the assets in trustees upon such trusts for the benefit of members and

  •
  divide among the members in specific or in kind the whole or any part of the assets of the Company and whether or not the assets shall consist of property of one kind or shall consist of properties of different kinds.

Limitations on Voting and Shareholding

        Rights of BA to operate, in particular on international routes, could be withdrawn if the Company ceased to be substantially owned and effectively controlled by UK nationals or, in some cases, Non European nationals. Accordingly, the Articles of Association of the Company contain powers which may be used to limit the number of voting rights of Ordinary Shares in which non-UK or Non European nationals own interests or, if necessary, to require their compulsory disposal, or to restrict the transferability of Ordinary Shares. Holders of ADSs will generally be considered to be interested in the Ordinary Shares underlying their ADSs.

        These powers include the power to impose an overall limit of not less than 25% on the number of Ordinary Shares ("Relevant Shares") in which non-UK or Non European nationals have any direct or indirect interest, as broadly defined in the Articles. However, these powers are only exercisable if the Directors determine that it is necessary to use such powers to protect BA's operating rights because action affecting such rights has occurred or is contemplated, threatened or intended or may occur because of the ownership or control of the Company by non-UK or Non European nationals or because of the aggregate number of Relevant Shares.

        There is no accepted international agreement as to what level of ownership or control must be retained by UK or European nationals but, in the absence of intervention from a foreign government or large interests of single or associated non-UK or Non European nationals, the Directors would not generally expect to have to apply any restriction unless the proportion of Relevant Shares threatens to exceed 50% or to have to set a limit on Relevant Shares below that level, although no assurance can be given that this would be the case. All Ordinary Shares represented by ADSs will generally be deemed by the Directors to be Relevant Shares unless the contrary is established to the satisfaction of the Directors. The Directors will publish the level of Relevant Shares from time to time. On March 19, 2002, the Company made a public announcement that ownership of shares by non-UK persons had exceeded 48% and reminding shareholders and potential investors of the powers of the directors to maintain the Company's status as a UK carrier. As of July 1, 2002 the proportion of Ordinary Shares held by non-UK nationals was 46.15%; and by Non European nationals, 38.74%. Having regard to all relevant factors, including the fact that there are no large interests of single or associated non-UK or Non European nationals, and in the absence of unforeseen developments, BA does not at present expect (but without limiting its freedom to act) to seek to exercise its power to restrict non-UK or Non European Ordinary Share ownership.

        If an overall limit on Relevant Shares is set and were or would be exceeded, the Directors would be entitled to refuse to register transfers of Ordinary Shares which would become Relevant Shares, holders of Ordinary Shares in excess of the limit could lose the right to attend and vote at general meetings and, as a last resort, the Directors could require disposals to reduce the number of Relevant Shares to the limit. The Directors could also, if they make a determination, exercise all or any of such powers in respect of certain Relevant Shares either without setting an overall limit or when the proportion of Relevant Shares is less than 25%. In selecting Relevant Shares to be affected, the Directors would have regard to those which in their opinion caused their determination but would otherwise have regard to those last registered as Relevant Shares except where they consider that would be inequitable. A person interested in such Ordinary Shares could make representations as to why his Ordinary Shares should not have been selected.

        To enable the Directors to identify Relevant Shares, each transferee of Ordinary Shares (but not ADSs) will generally have to provide a declaration as to the nationality of persons having interests in those Ordinary Shares and each shareholder will be obliged to notify the Company if any of his Ordinary Shares become Relevant Shares.

Proposed Amendment Affecting Limitations on Voting and Shareholding

        In light of the increasing level of ownership of the Company's Ordinary Shares by non-UK Nationals, the Company seeks to implement a further set of changes to its Articles of Association to assist in protecting its operating rights, while also reducing (so far as possible) the risk that non-UK shareholders would be required to sell their shares. In this regard, resolution 12 of the Company's 2002 Annual General Meeting, scheduled for July 16, 2002, proposes to introduce a new special voting share (the "Special Share") into the capital of the Company. This Special Share would have no economic value and would be held by a special purpose subsidiary of The Law Debenture Trust p.l.c..

        The sole function of this arrangement would be to ensure that the votes capable of being cast by the UK shareholders of the Company, taken as a whole, need never fall below a majority. The voting rights of the special share would only be triggered by a notice given by the Board of Directors. Following such a notice, the Special Share would provide its holder with a variable number of votes at any general meeting. That number of votes would depend on the number of shares owned solely by UK shareholders at any time, since the Special Share will always have attached to it sufficient votes to ensure that, when aggregated with the votes attaching to such solely UK owned shares, the total is 50% + 1 vote. The votes of the Special Share would be made by the holder in a wholly mechanical manner and will simply depend on the proportion of UK shares being voted for or against a particular resolution and the proportion of UK shares not being voted on such resolution. No third party would have any discretion to change these proportions. The Board of Directors would publicize any use of the Special Share's voting rights in accordance with the rules of each exchange on which it is listed.

        In order to implement the above proposals, Resolution 12 also proposes to increase the Company's authorized share capital by 0.26% (or four million shares), one of which will be the Special Share and the remainder of which will be additional ordinary shares. The Board of Directors would be authorized to issue the Special Share to its holder pursuant to their existing authority.

Other Restrictions

        There are no other limitations on holding or voting applicable to foreign owners of Ordinary Shares in the Company, other than those restrictions which apply equally to UK and European owners of such shares. Below is a summary of certain significant restrictions on holding or voting which apply to all holders of Ordinary Shares.

Disclosure of Interests and Restrictions on Voting

        The Directors may by a disclosure notice require any member or other person appearing to be or to have been interested in Ordinary Shares to disclose such information as the Directors shall require relating to the ownership of or interests in the Shares in question. If any member or person appearing to have an interest in any Shares fails to give to the Company, within 28 days of the service on him of a disclosure notice, the information required, the registered holder of those Shares shall not be entitled to attend or vote at any general meeting of the Company or any meeting of holders of any class of shares of the Company. The 28 day period is reduced to 14 days in the case of a member holding not less than 0.25% of the issued Shares of any class and, in addition, the payment of any dividend to such a member will be withheld and his Shares will not be transferred except pursuant to a take-over offer, a sale at arm's length or a sale through a recognized investment exchange. A shareholder shall also not be entitled to attend or vote in the circumstances described under "Restrictions on Foreign Ownership of Shares" above. In addition, a shareholder shall not be entitled, in respect of any Shares, to vote at any general meeting or separate class meeting unless all amounts presently payable by him in respect of his Shares have been paid.

        Under the Companies Act 1985 (as amended) of Great Britain (the "Companies Act"), any person who acquires (alone or, in certain circumstances, with others) a material interest in the voting share capital of the Company in excess of 3% or a non-material interest in excess of 10% comes under an obligation to disclose prescribed particulars to the Company in respect of those shares. An obligation of disclosure also arises where such person's notifiable interests subsequently fall below the notifiable percentage, or where, above that level, the percentage of the Company's voting share capital in which he is interested (expressed in whole numbers) increases or decreases. In addition, the Company may require persons who it believes to be, or to have been within the previous three years, interested in its voting shares to disclose prescribed particulars of those interests. Failure to supply the information required may lead to disenfranchisement of the relevant shares and a prohibition on their transfer and on dividend and other payments in respect of them.

Material Contracts

        See "Item 6—Directors, Senior Management and Employees—Compensation to Directors and Officers".

Exchange Controls

        There are currently no UK foreign exchange control restrictions on the payment of dividends on BA's Ordinary Shares or on the conduct of the BA Group's operations.

Tax

        The following discussion of tax is intended only as a descriptive summary and it does not purport to be a complete technical analysis or listing of all potential tax effects relevant to the Ordinary Shares or ADSs. The statements of UK and US tax law set forth below are based (i) on the laws and the UK Inland Revenue practice and published Statements of Practice in force as of the date of this report, (ii) on existing US federal income tax law, including legislation, regulations, administrative rulings and court decisions as of the date of this report and (iii) on representations of the Depositary and the assumption that each obligation in the deposit agreement among BA, the Depositary and the holders from time to time of ADSs and any related agreement will be performed in accordance with its terms. The statements herein are subject to any changes occurring after the date of this report in UK or US law, or in the double tax conventions between the United States and the United Kingdom with respect to income and capital gains taxes (the "Income Tax Convention") and with respect to estates and gifts taxes (the "Estate Tax Convention").

United Kingdom Income Tax

        Beneficial owners of ADSs who are resident in the United States are treated as the owners of the underlying Ordinary Shares for purposes of the Income Tax Convention and US federal income tax.

        Under the current Income Tax Convention, a US resident individual or corporate holder of an Ordinary Share or ADS who or which satisfies the following conditions (an "Eligible US Holder"):

  (i)
  is resident in the United States for the purposes of the Income Tax Convention (and, in the case of a corporation, not also resident in the United Kingdom for UK tax purposes);

  (ii)
  is not a corporation which, alone or together with one or more associated corporations, controls, directly or indirectly, 10% or more of the voting stock of BA;

  (iii)
  whose holding of the Ordinary Shares or ADSs is not effectively connected with a permanent establishment in the United Kingdom through which such holder carries on a business or with a fixed base in the United Kingdom from which such holder performs independent personal services; and

  (iv)
  under certain circumstances, is not an investment or holding company 25% or more of the capital of which is owned, directly or indirectly, by persons that are neither individual residents nor citizens of the United States will generally be entitled under the current Income Tax Convention to receive, in addition to any dividend paid by BA, an amount equal to the tax credit available to UK resident shareholders in respect of such dividend (currently equal to one-ninth of the dividend paid), but subject to a notional withholding tax equal to 15% of the sum of the dividend paid and the tax credit. The withholding tax will exceed the tax credit and therefore no additional payment will result.

        The amount of withholding tax is restricted to the amount of the tax credit and no additional withholding tax is due in situations where the withholding tax is more than the tax credit.

        For example a dividend of 80 will entitle the holder to receive a tax credit of 8.89 (i.e. one-ninth of 80) and the amount of withholding tax will be limited to 8.89 (even though 15% of the gross dividend would be 13.33). The result is that no refund entitlement exists and there is no withholding tax due. As a consequence the payment will equal 80.

        It is anticipated that almost all ADS holders will be subject to the above arrangements.

        US shareholders who own less than 10% of the voting stock as portfolio investors, and who are entitled to a tax credit under the Income Tax Convention may elect to be treated as receiving an amount equal to the credit without affirmatively making a claim to the United Kingdom or obtaining a receipt therefrom. This election is made on Line 5 of Form 8833, which is to be filed with the portfolio investor's income tax return. Such an investor making this election will be treated as having received an additional dividend equal to the gross tax credit payment and as having paid the UK withholding tax on such tax credit payment.

United Kingdom Tax on Capital Gains

        Under the current Income Tax Convention, the United States and the United Kingdom each may, in general, tax capital gains in accordance with the provisions of its domestic law. Under current UK law, residents of the United States who are not resident or ordinarily resident in the United Kingdom will not be subject to UK tax on capital gains made on the disposal of their ADSs or Ordinary Shares unless those ADSs or Ordinary Shares are held in connection with a trade carried on through a permanent UK establishment. A US holder of an ADS or Ordinary Share will be liable for US federal income tax on such gains in the same manner and to the same extent as on any other gains from the sale or exchange of stock.

United Kingdom Inheritance Tax

        Under the current Estate Tax Convention, ADSs or Ordinary Shares held by an individual who for the purpose of the convention is domiciled in the United States and is not a national of the United Kingdom will not, provided any tax chargeable in the United States is paid, be subject to UK inheritance tax on the disposal of ADSs or Ordinary Shares by way of gift or upon the individual's death unless the ADSs or Ordinary Shares are part of the business property of a permanent UK establishment of the individual or, in the case of a holder who performs independent personal services, pertain to a fixed base situated in the United Kingdom. In the exceptional case where the ADSs or Ordinary Shares are subject both to UK inheritance tax and to US federal gift or estate tax, the Estate Tax Convention generally provides for double tax to be relieved by means of credit relief.

United Kingdom Stamp Duty and Stamp Duty Reserve Tax

        Transfer of ADSs will not be subject to UK stamp duty provided that the transfer instrument is not executed in, and at all times remains outside of, the United Kingdom.

        Under the Finance Act 1986, a stamp duty reserve tax ("SDRT") of 1 1/2% is payable on all transfers to the Depositary, or its nominee, of Ordinary Shares for inclusion in ADSs. Such SDRT is calculated on the purchase price or market value of the Ordinary Shares so transferred.

United States Federal Income Tax

        For purposes of this discussion, a U.S. holder is a beneficial owner of Ordinary Shares or ADSs that is (a) a citizen or resident of the United States, (b) a domestic corporation, (c) an estate whose income is subject to United States federal income tax regardless of its source, or (d) a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust.

Dividends.

        Under the United States federal income tax laws, a U.S. holder must include in its gross income the gross amount of any dividend paid by the Company out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes). In addition, an eligible U.S. holder that elects as described above to be treated, with respect to the receipt of any such dividend, as having received a tax credit under the Income Tax Convention and as having paid the withholding tax due under the Income Tax Convention (an "electing U.S. holder"), must include the amount of the tax credit (not reduced by the amount of any deemed withholding tax) in this gross amount even though it does not in fact receive the credit.

        The dividend is ordinary income that the U.S. holder must include in income when the holder, in the case of Ordinary Shares, or the Depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount that the U.S. holder must include in income will be the U.S. Dollar value of the dividend received (plus, if the holder is an electing U.S. holder, the dividend that it is deemed to receive) in British pounds, determined at the spot British pounds/U.S. Dollar rate on the date the dividend distribution is includible in the holder's income, regardless of whether the payment is in fact converted into U.S. Dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the holder includes the dividend payment in income to the date the holder converts the payment into U.S. Dollars will be treated as ordinary income or loss. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the holder's basis in the Ordinary Shares or ADSs and thereafter as capital gain.

        Subject to certain limitations, the withholding tax that an electing U.S. holder is deemed to pay to the United Kingdom under the Income Tax Convention will be creditable against the holder's United States federal income tax liability.

        Dividends will be income from sources outside the United States, but generally will be "passive income" or "financial services income" which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to a U.S. holder.

Capital Gains.

        A U.S. holder that sells or otherwise disposes of Ordinary Shares or ADSs will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. Dollar value of the amount realized and the holder's tax basis, determined in U.S. Dollars, in the Ordinary Shares or ADSs. Capital gain of a non-corporate U.S. holder is generally taxed at a maximum rate of 20% where the property is held more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Documents on Display

        It is possible to read and copy documents referred to in this annual report on Form 20-F that have been filed with the SEC at the SEC's public reference room located at 450 Fifth Street, NW, Washington DC. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges.

Item 11—Qualitative and Quantitative Disclosures about Market Risk

        The Board of Directors sets the treasury policies and objectives of the Group, and lays down the parameters within which the various aspects of treasury risk management are operated. The Board has approved a treasury governance statement, which outlines the Group's policies governing corporate and asset financing, interest rate risk, foreign exchange risk and cash and liquidity management. The governance statement also lists the financial instruments that the Group's treasury function is authorized to use in managing financial risk.

        Responsibility for ensuring that treasury practices are consistent and compatible with the agreed governance statement is vested in a Finance Committee. Group treasury implements the agreed policies on a day-to-day basis with a view to meeting the treasury objectives in a risk averse though cost effective manner. These objectives include ensuring that the Group has sufficient liquidity to meet its day-to-day needs and to fund its capital investment program; deploying any surplus liquidity in a prudent and profitable manner; managing currency, interest rate and credit exposures; and managing the Group's relationship with a large number of banks and other financial institutions world wide.

        As part of its treasury and fuel risk management program, the Group selectively uses derivative financial and commodity instruments in order to reduce its exposure to fluctuations in market rates and prices. The Group uses derivatives only for the purposes of hedging identified exposures, where appropriate, and does not invest in derivatives for trading or speculative purposes. The instruments used include swaps, futures and forward contracts, options, caps and collars in the currency, interest rate and fuel markets.

        As derivatives are used for the purposes of risk management, they do not expose the Group to market risk because gains and losses on the derivatives offset losses and gains on the matching asset, liability, revenues or costs being hedged. Moreover, counterparty credit risk is generally restricted to any hedging gain from time to time, and not the principal amount hedged.

Foreign Currency Risk

        The Group does business in approximately 130 foreign currencies, and generates a surplus in most of these currencies. In recent years the US Dollar has been an exception to this as capital expenditure, together with ongoing operating lease and fuel payments denominated in US Dollars has created a deficit. However, the Group expects to generate a surplus of US Dollars in 2003 as its capital expenditure reduces and the US Dollar denominated markets continue to recover.

        As a result, the Group can experience adverse or beneficial effects arising from exchange rate movements. The Group is likely to experience beneficial effects from strengthening of foreign currencies and an adverse effect from strengthening of Sterling.

        The Group seeks to reduce its foreign exchange exposure arising from transactions in various currencies through a policy of matching, as far as possible, receipts and payments in each individual currency. Surpluses of convertible currencies are sold, either spot or forward, for US Dollars and Sterling. The Group has substantial liabilities denominated in Yen, which consist mainly of purchase option payments falling due under various Japanese leveraged lease arrangements maturing between 2003 and 2011. The Group expects to utilize its stream of Yen traffic revenues as a partial hedge against these maturing Yen liabilities as they fall due.

        Forward foreign exchange contracts are used to cover to a limited extent near-term future revenues and operating payments in a variety of currencies. The Group had outstanding forward transactions to hedge foreign currencies as follows:

	Expected to mature
	Before March 31		After March 31		2002	2001
					Notional gain	Notional gain/(loss)
	2003	2004	2004	Total
	(millions)
to cover future capital commitments in US Dollars
—Pound Sterling equivalents	—	—	—	—	—	7
to hedge future operating payments against Sterling
—Sterling	44	—	—	44	—	2
to hedge future currency revenues against Sterling
—Pound Sterling equivalents	34	1	—	35	1	(2)
to hedge future operating payments against US Dollars
—US Dollars	39	—	—	39	—	1
to hedge debt in foreign currency
—Euro	—	—	—	—	—	(1)
—Pound Sterling equivalents	—	—	—	—	—	—

        The unrealized gain/(loss) on forward currency transactions has been calculated as the difference between the closing rate at the reporting date and the forward contract rate.

        Under US GAAP the notional gains or losses on forward foreign exchange contracts are included within net income as the contracts have not been designated hedges under FASB 133. Under UK GAAP none of such notional gains and losses are recognized within net income.

Financing and Interest Rate Risk

        Most of the Group's debt is asset related, reflecting the capital intensive nature of the airline industry and the attractiveness of aircraft as security to lenders and other financiers. These factors are also reflected in the medium to long-term maturity profiles of the Group's loans, finance leases and hire purchase arrangements. The Group demonstrated its continuing ability to access new financing by raising £1,088 million after the September 11 terrorist attacks.

        At March 31, 2002, approximately 48% of the Group's borrowings (after swaps), net of cash, short-term loans and deposits, were at fixed rates of interest, and 52% were at floating rates. This proportion of fixed rate borrowings has increased from 40% at March 31, 2001 as the Group took advantage of the availability of historically low fixed rate Sterling and US Dollar funds.

        The Group's borrowings are predominantly denominated in Sterling, US Dollars and Japanese Yen. Sterling represents the Group's natural "home" currency, while a substantial proportion of the Group's fixed assets are priced and transacted in US Dollars. The Japanese Yen liabilities arise as a result of the Group's substantial Japanese cross-border hire purchase arrangements entered into during the period 1990 to 1999.

        During the year the Company's senior unsecured debt was downgraded by the major rating agencies to one notch below investment grade. This has had very little effect on the Group's interest expense as the only element of the existing debt portfolio affected was the £250 million bond repayable in 2016. The interest rate payable on this bond increased with effect from February 23, 2002 from 7.25% to 8.75%, the maximum coupon payable. Furthermore, the Group's main source of external funding, being secured aircraft financing, is less sensitive to credit ratings than the unsecured bond market.

        The currency and interest rate mix of the Group's gross borrowings, including the Convertible Capital Bonds 2005, is as follows:

	Expected final maturity date before March 31						2002		2001
						After March 31 2007		Fair value		Fair value
	2003	2004	2005	2006	2007		Total		Total
	(£ million, except percentages)
Fixed rate principal (Pounds Sterling)	7	1	41	120	87	1,374	1,630	1,659	669	787
Weighted average fixed rate	15.0%	7.0%	6.4%	9.7%	9.7%	6.7%	7.0%	—	8.3%	—
Floating rate principal (Pounds Sterling)	33	12	150	76	43	2,970	3,284	3,284	3,947	3,947
Weighted average floating rate	3.5%	5.5%	3.9%	4.6%	5.2%	4.4%	4.4%	—	5.9%	—
Fixed rate principal (US Dollars)	59	11	—	50	22	110	252	250	267	275
Weighted average fixed rate	9.7%	8.6%	—	8.7%	8.4%	4.4%	7.0%	—	8.1%	—
Floating rate principal (US Dollars)	91	67	94	143	—	887	1,282	1,282	1,092	1,092
Weighted average floating rate	2.5%	2.8%	2.7%	2.6%	—	2.7%	2.5%	—	6.1%	—
Fixed rate principal (Japanese Yen)	52	45	50	67	75	776	1,065	1,065	1,181	1,181
Weighted average fixed rate	1.6%	2.1%	2.5%	2.4%	1.3%	1.3%	1.5%	—	1.5%	—

        Floating rates of interest are based on LIBOR (London Interbank Offered rate) and fixed rates of interest are based on the contract rates. Fair values of bank and other loans, finance leases and the non Japanese Yen denominated portions of hire purchase arrangements carrying fixed rates of interest have been calculated by discounting the repayments which the Group is committed to make at the relevant interest rates applicable at March 31, 2002. Fair values of the Euro-Sterling notes, Convertible Capital Bonds 2005 and Euro-Sterling Bond 2016 are based on the quoted market values at March 31, 2002. The fair values of floating rate borrowings are deemed to be equal to their carrying values.

        The Japanese Yen denominated portions of hire purchase arrangements carrying fixed rates of interest relate to the tax equity portions of Japanese leveraged leases which are personal to the Group, cannot be assigned and could not be refinanced or replaced in the same cross border market on a marked-to-market basis and accordingly, a fair value cannot be determined. The carrying value has therefore been included as the fair value above.

        The increase in the excess of fair value over carrying amount of the Group's fixed rate pounds Sterling borrowings between 2001 and 2002 is substantially attributable to the decrease in Sterling interest rates between March 2001 and March 2002.

        To manage interest rate risk, BA has entered into single currency interest rate swap arrangements in order to convert certain of its loans and lease obligations from variable to fixed rates.

        Outstanding single currency interest rate swap agreements are summarized as follows:

	Expected to mature before March 31							2002	2001
						After March 31 2007		Unrealized loss	Unrealized loss
	2003	2004	2005	2006	2007		Total
	(millions, except percentages)
Single currency interest rate swap agreements
Notional principal balance (US Dollars)	66	16	—	—	—	—	82	(2)	(6)
—weighted average fixed rate payable	9.7%	8.9%	—	—	—	—	9.5%	—	—
—weighted average variable rate receivable	2.4%	2.6%	—	—	—	—	2.5%	—	—

        The unrealized loss on the interest rate swaps was calculated using discounted cash flow analysis, to determine the amount the Group would receive or pay to terminate the agreements.

Fuel Risk

        The Group's fuel risk management strategy aims to provide the Group with protection against sudden and significant increases in oil prices while ensuring that the Group is not competitively disadvantaged in a serious way in the event of a substantial fall in the price of fuel. The strategy operates within limits set by the Board and agreed in detail by the Fuel Hedging Committee, which is made up of representatives from relevant internal departments. In meeting these objectives, the fuel risk management program allows for the judicious use of a number of derivatives traded on regulated exchanges in London (the International Petroleum Exchange) and New York (the New York Mercantile Exchange) as well as on the Over The Counter (OTC) markets, with approved counterparties and within approved limits. The instruments used include futures and forward contracts, options, collars, caps and swaps. The hedging committee reviews the use of these instruments on a regular basis.

        Set out below are the outstanding fuel contracts at March 31, 2002, which all mature on or before March 31, 2003.

	2002			2001 (Comparative figures)
	Volume	Open acquisition value	Unrealized gain	Unrealized gain/(loss)
	(barrels millions)	($ millions)	($ millions)	($ millions)
Futures—Closed	0.4	—	—	—
Swaps	14.1	304	24	(2)
Collars	8.7	197	37	8
Total	23.2	501	61	6

Total (pounds Sterling equivalent millions)			43	4

        The unrealized gains/(losses) on off-balance sheet fuel derivatives have been calculated using the marked to market value of the instruments quoted.

        Under UK GAAP the unrealized value of swaps, calls and puts is not reported on the Group balance sheet. All gains/losses arising on any of these transactions are recognized in the Group income statement in the period for which the instrument was taken out. Under FASB 133 the fair value of outstanding fuel contracts are reported as part of shareholders' equity with any changes in the fair value reported through income in the period in which it arises as none of the contracts have been designated as hedges.

        The movement in the unrealized gain between the two periods reflects the change in the composition of the Group hedging portfolio between predominantly fixed price instruments (futures and swaps) and option based instruments (collars), and movements in the oil price at the end of 2002 than when the contracts were entered into.

Accounting Policy

        The Group's accounting policy for derivatives under UK GAAP is to defer and only recognize in the consolidated Statements of Income, gains and losses on hedges of revenues or operating payments as they are realized. Amounts payable or receivable in respect of interest rate swap agreements are recognized in the net interest payable charge over the period of the contracts on an accruals basis. Cross-currency swap agreements and forward foreign exchange contracts taken out to hedge borrowings are accounted for in establishing the carrying values of the relevant loans, leases or hire purchase arrangements in the balance sheet. Gains or losses on forward foreign exchange contracts that hedge capital expenditure commitments are recognized as part of the total Sterling carrying cost of the relevant tangible asset as the contracts mature or are closed out.

Item 12—Description of Securities Other Than Equity Securities

        Not applicable.

PART II

Item 13—Defaults, Dividend Arrearages and Delinquencies

        None

Item 14—Material Modifications to the Rights of Security Holders and Use of Proceeds

        None

Item 15—Reserved

Item 16—Reserved

PART III

Item 17—Financial Statements

        Not Applicable

Item 18—Financial Statements

        The following financial statements and schedule, together with the report of Ernst & Young LLP thereon, are filed as part of this Annual Report:

Item 19—Exhibits

        The following exhibits are filed as part of this Annual Report:

  1.1
  Memorandum and Articles of Association dated July 17, 2001.

  2.1
  The total amount of long-term debt securities of the registrant and its subsidiaries under any one instrument does not exceed 10% of the total assets of BA and its subsidiaries on a consolidated basis. BA agrees to furnish copies of any or all such instruments to the Securities and Exchange Commission on request.

  4.1
  Service Agreement between Roderick Eddington and British Airways Plc dated July 7, 2000 as incorporated by reference to the Company's report on Form 20-F for the year ending March 31, 2001.

  4.2
  Service Agreement between Mike Street and British Airways Plc dated July 1, 2001 as incorporated by reference to the Company's report on Form 20-F for the year ending March 31, 2001.

  4.3
  Service Agreement between John Rishton and British Airways Plc dated September 1, 2002.

  4.4
  Letter Agreement between Rod Eddington and British Airways Plc dated March 15, 2001, relating to pension compensation.

  4.5
  Letter Agreement between John Rishton and British Airways Plc dated June 19, 2002, relating to pension compensation.

  8.1
  Subsidiaries.

  8.2
  Consent of the Independent Auditors, included in F-1.

SIGNATURES

        The Registrant certifies that it meets all of the requirements for filing on Form 20-F and it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

BRITISH AIRWAYS PLC
(REGISTRANT)

BY	/S/ ALAN BUCHANAN Name: Alan Buchanan Title: Company Secretary

Dated: July 12, 2002

BRITISH AIRWAYS Plc AND SUBSIDIARIES

REPORT OF INDEPENDENT AUDITORS

TO THE BOARD OF DIRECTORS
BRITISH AIRWAYS Plc

        We have audited the accompanying consolidated balance sheets of British Airways Plc as of March 31, 2002 and 2001, and the related consolidated statements of income, total recognized gains and losses, changes in shareholders' equity and cash flows for each of the three years in the period ended March 31, 2002. Our audits also included the financial statement schedule listed in the Index at Item 18. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

        We conducted our audits in accordance with United Kingdom auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of British Airways Plc at March 31, 2002 and 2001, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended March 31, 2002, in conformity with accounting principles generally accepted in the United Kingdom which differ in certain respects from those followed in the United States (see note 42 to the financial statements). Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Ernst & Young LLP

London, England
May 20, 2002 except for:
Note 43—Subsequent Events, as
to which the date is July 12, 2002

CONSENT OF INDEPENDENT AUDITORS

        We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-15633) pertaining to the US Employee Share Plans of British Airways Plc and in the related Prospectus of our report dated May 20, 2002, except for Note 43—Subsequent Events, as to which the date is July 12, 2002, with respect to the consolidated financial statements and schedule of British Airways Plc and of the reference to our firm under "Item 3—Key Information—Selected Financial Data" both included in the Annual Report (Form 20-F) for the year ended March 31, 2002.

Ernst & Young LLP

London, England
July 12, 2002

BRITISH AIRWAYS Plc AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended March 31
	2002		2001		2000
	(£ million, except per Ordinary Share amounts)
			Restated(1)		Restated(1)
Group operating revenue—(Note 2)	8,340		9,278		8,940

Group operating expenses (Note 3)
Employee costs	2,329		2,376		2,481
Depreciation and amortization	770		715		648
Aircraft operating lease costs	199		221		190
Fuel and oil costs	1,028		1,102		804
Engineering and other aircraft costs	673		662		661
Landing fees and en route charges	615		645		682
Handling charges, catering and other operating costs	1,110		1,303		1,328
Selling costs	824		1,135		1,188
Accommodation, ground equipment costs and currency differences	822		739		874
Restructuring costs	80		—		—

Total Group operating expenses	8,450		8,898		8,856
Group operating (loss)/income before exceptional operating charge	(30)		380		84
Exceptional operating charge	(80)		—		—
Group operating (loss)/income—(Note 4)	(110)		380		84
Share of operating income in associated companies—(Note 5)	22		64		75

Total Group operating (loss)/income including associates	(88)		444		159
Other income and charges—(Note 6)	117		164		(46)
Gain/(loss) on sale of investments—(Note 7)	112		(32)		219
Gain/(loss) on sale of fixed assets	33		(37)		30
Interest expense—(Note 8)	(374)		(389)		(357)

Income before tax	(200)		150		5
Tax—(Note 9)	71		(69)		(56)

(Loss)/income after tax	(129)		81		(51)
Equity minority interest	(1)		(2)		—
Non equity minority interest	(12)		(12)		(11)

Net (loss)/income*	(142)		67		(62)
Dividends—(Note 10)	—		(193)		(195)

Retained loss for the year	(142)		(126)		(257)

Note (loss)/income per Ordinary Share—(Note 11)	(13.2	)p	6.2	p	(5.8	)p

	(13.2	)p	6.2	p	(5.8	)p

Basic	(13.2	)p	6.2	p	(5.8	)p

Diluted
Dividends per Ordinary Share—(Note 10)	—		17.90	p	17.90	p

Average number of Ordinary Shares outstanding (in millions)—(Note 11)	1,076		1,075		1,075

(1)
The March 2001 and 2000 amounts have been restated for the implementation of FRS 19 (see Note 9 of Notes to the Financial Statements).

*
A summary of the significant adjustments to net income which would be required if United States generally accepted accounting principles had been applied instead of those generally accepted in the United Kingdom is given in Note 42 of Notes to Financial Statements.

The Notes to Financial Statements are an integral part of these Financial Statements.

BRITISH AIRWAYS Plc AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF TOTAL RECOGNIZED GAINS AND LOSSES

	Year ended March 31
	2002	2001	2000
	(£ million)
		Restated(1)	Restated(1)
Net (loss) income for the year	(142)	67	(21)
Other recognized gains and losses relating to the year
Exchange and other movements	17	(30)	(20)

Total recognized gains and losses relating to the year	(125)	37	(41)
Prior period adjustment	(1,094)	—	—

Total (losses) and gains recognised since last 20F	(1,219)	37	(41)

The difference between reported and historical cost income and losses is not material.

Net income for the year relating to associated undertakings is shown in Note 21.

Statement of comprehensive income as required by US generally accepted accounting principles as set out in Note 42 of Notes to the Financial Statements.

(1)
The March 2001 and 2000 amounts have been restated for the implementation of FRS 19 (see Note 9 of Notes to the Financial Statements).

The Notes to Financial Statements are an integral part of these Financial Statements.

BRITISH AIRWAYS Plc AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	March 31
	2002	2001
	(£ million)
		Restated(1)
ASSETS
Current assets
Cash	64	71
Short-term loans and deposits (Note 15)	1,155	865
Accounts receivable—(Note 12)	1,231	1,444
Inventories—(Note 13)	109	170

Total current assets	2,559	2,550

Fixed assets
Intangible assets—(Note 16)	105	60
Tangible assets—(Note 17)
At cost or valuation
Fleet	12,307	12,453
Property and equipment	2,675	2,644

	14,982	15,097
Less: accumulated depreciation	4,473	4,435

Total tangible assets	10,509	10,662

Investments—(Note 20)	425	381
Associated companies	39	20
Investment in own shares	25	25

Total investments	489	426

Total assets	13,662	13,698

LIABILITIES AND SHAREHOLDERS EQUITY
Current liabilities
Accruals and deferred income	101	71
Sales in advance of carriage	716	846
Unredeemed frequent flyer liabilities	111	108
Accounts payable—(Note 26)	1,594	1,657
Dividends payable	—	139
Overdrafts—unsecured	—	3
Bank and other loans—(Note 27)	62	49
Finance lease obligations—(Note 27)	208	106
Hire purchase arrangements—(Note 27)	409	329

Total current liabilities	3,201	3,308

Long-term liabilities
Accruals and deferred income	236	207
Other creditors	27	22
Convertible Capital Bonds 2005—(Note 30)	112	113
Bank and other loans—(Note 27)	1,483	992
Finance lease obligations—(Note 27)	2,404	2,240
Hire purchase arrangements—(Note 27)	2,835	3,327

Total long-term liabilities	7,097	6,901

Provisions for deferred tax—(Note 34)	1,031	1,094
Provisions for liabilities and charges—(Note 31)
Pensions and similar obligations	12	14
Postretirement medical benefits (Note 35b)	31	29
Severance	83	27

Total provisions for liabilities and charges	126	70

Minority interest	9	18
Non equity minority interest—(Note 33)	182	186
Shareholders' equity(2)
Share capital	271	271
Share premium account	788	788
Revaluation reserve	270	290
Retained earnings	687	772

Total shareholders' equity	2,016	2,121

Total liabilities and shareholders' equity	13,662	13,698

(1)
The March 2001 amounts have been restated for the implementation of FRS 19 (see Note 9 of Notes to the Financial Statements).

  A summary of the significant adjustments to shareholders' equity which would be required if United States generally accepted accounting principles had been applied instead of those generally accepted in the United Kingdom is given in Note 42 of Notes to Financial Statements.

The Notes to Financial Statements are an integral part of these Financial Statements.

BRITISH AIRWAYS Plc AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Share Capital Ordinary Shares of 25 pence each
						Reserves
	Authorized		Issued
					Share Premium Account	Revaluation Reserve	Retained Earnings	Total Shareholders' Equity
	Shares	Amount	Shares	Amount
	(£ million, except number of shares)
April 1, 1999 as reported(2)	1,508,000,000	377	1,073,167,165	268	764	290	2,033	3,355
Prior Year adjustment	—	—	—	—	—	—	(1,006)	(1,006)

April 1, 1999 as restated	1,508,000,000	377	1,073,167,165	268	764	290	1,027	2,349
Retained loss for the year as restated	—	—	—	—	—	—	(257)	(257)
Transfer relating to revalued assets	—	—	—	—	—	(5)	5	—
Exchange and other movements	—	—	—	—	—	—	(20)	(20)
Goodwill written back on disposal	—	—	—	—	—	—	7	7
QUEST (see below)	—	—	933,537	—	5	—	(2)	3
Conversion of Convertible Capital Bonds	—	—	5,732,382	2	11	—	—	13
Employee Share Options Schemes	—	—	627,858	—	1	—	—	1
Scrip dividends	—	—	1,054,063	—	4	—	—	4

March 31, 2000(2)	1,508,000,000	377	1,081,515,005	270	785	285	760	2,100
Retained loss for the year as restated	—	—	—	—	—	—	(126)	(126)
Transfer relating to revalued assets	—	—	—	—	—	5	(5)	—
Exchange and other movements	—	—	—	—	—	—	(30)	(30)
Goodwill written back on disposal	—	—	—	—	—	—	173	173
Conversion of Convertible Capital Bonds	—	—	145,162	—	1	—	—	1
Employee Share Options Schemes	—	—	891,911	1	2	—	—	3

March 31, 2001(2)	1,508,000,000	377	1,082,552,078	271	788	290	772	2,121
Retained loss for the year	—	—	—	—	—	—	(142)	(142)
Transfer relating to revalued assets	—	—	—	—	—	(20)	20	—
Exchange and other movements	—	—	—	—	—	—	17	17
Goodwill written back on disposal	—	—	—	—	—	—	20	20
Conversion of Convertible Capital Bonds	—	—	61,091	—	—	—	—	—
Employee Share Options Schemes	—	—	143,938	—	—	—	—	—

March 31, 2002(2)	1,508,000,000	377	1,082,757,107	271	788	270	687	2,016

QUEST:

The Group has established a Qualifying Employee Share Ownership Trust ("QUEST") for the purposes inter alia of the 1993 Share Save Scheme. No contributions were made during fiscal 2002 to the QUEST (2001: £nil; 2000: £2 million)

(1)
The March 2001 and 2000 amounts have been restated for the implementation of FRS 19 (see Note 9 of Notes to the Financial Statements)

(2)
(a)   Retained earnings at March 31, 2002 include cumulative retained earnings of £42 million (2001: £52 million; 2000: £80 million) in respect of associated companies. See also Note 20a of Notes to Financial Statements.

(b)
Retained earnings at March 31, 2002 were decreased by cumulative exchange and other adjustments of £122 million (2001: decreased by £139 million; 2000: decreased by £109 million).

(c)
Cumulative goodwill set off against retained earnings at March 31, 2002 in respect of subsidiaries was £433 million (2001: £442 million; 2000: £615 million).

(d)
Cumulative goodwill set off against retained earnings at March 31, 2002 in respect of associated companies was £69 million (2001: £80 million; 2000: £80 million).

The Notes to Financial Statements are an integral part of these Financial Statements.

BRITISH AIRWAYS Plc AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOW

	Year ended March 31
	2002	2001	2000
	(£ million)
Cash inflow from operating activities—(Note 4b)	866	1,251	1,186

Dividends from associates	16	33	44

Government compensation	22	—	—

Return on investments and servicing of finance
Interest received	62	83	85
Interest paid on bank and other loans	(103)	(88)	(93)
Interest paid on finance lease obligations and hire purchase arrangements	(276)	(326)	(300)
Dividends received from trade investments	2	1	3
Non equity minority interest	(12)	(12)	(10)

Net cash outflow from returns on investments and servicing of finance	(327)	(342)	(315)

Tax paid
UK corporation tax	—	18	25
Overseas tax	(1)	(3)	(27)

Net cash (outflow)/inflow from tax	(1)	15	(2)

Capital expenditure and financial investment
Tangible fixed assets purchased for cash—(Note 17f)	(757)	(1,115)	(1,019)
Refund of progress payments	408	373	387
Sale of tangible fixed assets and investments	465	298	311
Purchase of trade investments	(22)	(13)	(3)
Investment in own shares	—	—	(14)
Sale of investment in Galileo International Inc.	—	—	192

Net cash inflow/(outflow) for capital expenditure and financial investment	94	(457)	(146)

Acquisition and disposals
Sale of interests in Participations Aeronautiques	4	25	—
Sale of interests in subsidiary companies	—	16	—
Purchase of subsidiary companies	(77)	—	(39)
Refund of investment in Iberia	97	—	(161)
Purchase of interests in other associated companies	(43)	(15)	(18)

Net cash (outflow)/inflow for acquisitions and disposals	(19)	26	(218)

Equity dividends paid	(137)	(194)	(242)

Net cash inflow before management of liquid resources and financing	514	332	307

Management of liquid resources	(301)	159	9

Financing
Changes in borrowings—(Note 28)
Bank and other loans raised	495	214	60
Bank and other loans repaid	(57)	(228)	(202)
Capital elements of finance lease obligations and hire purchase arrangements repaid	(655)	(510)	(374)

	(217)	(524)	(516)

Issue of preferred securities	—	—	193
Changes in share capital
Issue of ordinary share capital and share premium received	—	3	4

Decrease in cash—(Note 14)	(4)	(30)	(3)

(1)
The significant differences between the cash flow statements presented above and those required under United States generally accepted accounting principles are described in Note 42 of Notes to Financial Statements.

The Notes to Financial Statements are an integral part of these Financial Statements.

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

Note 1—Accounting Policies

        These financial statements are prepared under the following significant accounting policies which have been consistently applied. They have been derived from the published statutory accounts of British Airways Plc for the relevant years, restated where appropriate to accord with the Company's current accounting policies and presentation.

Accounting convention

        The financial statements have been prepared under the historical cost convention modified by the inclusion of certain assets at valuation, as stated below, and in accordance with all applicable United Kingdom accounting standards. The principal accounting policies have been applied consistently with the exception of the changes arising on the adoption of new accounting standards and the reclassification of expendable stocks in the year, as explained below.

Basis of consolidation

        The Groups consolidated financial statements include the financial statements of the Company, its subsidiary companies and its quasi-subsidiary each made up to March 31, together with the attributable share of results and reserves of associated companies, adjusted where appropriate to conform with British Airways accounting policies. The Group's share of the income less losses of associated companies is included in the Group income statement and its share of the post-acquisition results of these companies is included in interests in associated companies in the Group balance sheet. Certain associated companies make up their annual audited financial statements to dates other than March 31. In the case of Qantas and Iberia, unaudited published results up to the year ended December 31 are included; in other cases, results disclosed by subsequent unaudited management accounts are included. The attributable results of those companies acquired or disposed of during the year are included for the periods of ownership. Where an entity, though not fulfilling the legal definition of a subsidiary company, gives rise to benefits for the Group that are, in substance, no different than those that would arise were that entity a subsidiary company, that entity is classified as a quasi-subsidiary. In determining whether the Group has the ability to enjoy the benefits arising from such entities' net assets, regard is given as to which party is exposed to the risks inherent in the benefits and which party, in practice, carries substantially all the risks and rewards of ownership.

Changes in accounting policy and presentation

        During the year ended March 31, 2002 the Group implemented the following new Accounting Standards:

        FRS 17 "Retirement Benefits"—the Group is following the transitional arrangements under which additional disclosure on retirement benefits has been provided in Note 35 to the financial statements for the year ended March 31, 2002. Full implementation of the standard is required by the year ending March 31, 2004.

        FRS 18 "Accounting Policies" has been complied with, in the preparation of these financial statements but has not led to any changes in accounting policy.

        FRS 19 "Deferred Tax" has been adopted in the preparation of these financial statements and the amounts for 2001 and 2000 have been restated as a result. This has resulted in a prior year adjustment of £1,094 million for deferred tax (see Note 34), and an increase in the tax charges reported in the years ended March 31, 2001 and 2000 of £47 million and £41 million, respectively.

        Expendable stocks have been reclassified from fixed assets to stocks and the amounts for March 31, 2001 have been restated by £104 million to reflect this change in classification. In addition, certain prior year figures have been restated to conform with the 2002 presentation.

Group operating revenues

        Passenger ticket and cargo waybill sales, net of discounts, are recorded as current liabilities in the "sales in advance of carriage" account until recognized as revenue when the transportation service is provided. Commission costs are recognized at the same time as the revenue to which they relate and are charged to cost of sales. Unused tickets are recognized as revenue on a systematic basis. Other revenue is recognized at the time the service is provided.

Segmental reporting

(a)
Business segments

        The directors regard all material Group activities as relating to the airline business.

(b)
Geographical segments

(i)
Group operating revenues by destination

    The analysis of Group operating revenues by destination is based on the following criteria:

    Scheduled and non-scheduled services    Group operating revenues from domestic services within the United Kingdom are attributed to the United Kingdom. Group operating revenues from inbound and outbound services between the United Kingdom and overseas points are attributed to the geographical area in which the relevant overseas point lies.

    Other revenue    Revenue from the sale of package holidays is attributed to the geographical area in which the holiday is taken, while revenue from aircraft maintenance and other miscellaneous services is attributed on the basis of where the customer resides.

  (ii)
  Group operating revenues by origin     The analysis of Group operating revenues by origin is derived by allocating revenue to the area in which the sale was made. Operating income resulting from operating revenues generated in each geographical area according to origin of sale is not disclosed as it is neither practical nor meaningful to allocate the Group's operating expenditure on this basis.

  (iii)
  Geographical analysis of net assets     The major revenue-earning assets of the Group are comprised of the aircraft fleets, the majority of which are registered in the United Kingdom. Since the Group's aircraft fleets are employed flexibly across its world-wide route network, there is no suitable basis of allocating such assets and related liabilities to geographical segments.

  (iv)
  The geographical analysis of Group operating revenues for associates has not been disclosed as it is deemed impractical to do so due to the number of associated companies and varying period ends.

Goodwill

        Prior to March 31, 1998, goodwill was set off against reserves on the acquisition of a business, including an equity interest in an associated company. Goodwill will be released to thestatement of income on disposal of the business to which it relates. From April 1, 1998, where the cost of acquisition exceeds the values attributed to such net assets, the resulting goodwill is capitalized and amortized over a period not exceeding 20 years.

Tangible fixed assets

        Tangible fixed assets are held at cost, subject to the property revaluations carried out at March 31, 1995, and the fleet revaluation's carried out at March 31, 1988 which are being retained in accordance with the transitional provisions of FRS 15 "Tangible Fixed Assets". The Group has adopted a policy of not revaluing tangible fixed assets in the future. Depreciation is calculated to write off the cost or valuation, less estimated residual value, on a straight line basis.

(a)
Capitalization of interest on progress payments

        Interest attributed to progress payments made on account of aircraft and other assets under construction is capitalized and added to the cost of the asset concerned. Interest capitalized in respect of progress payments on those aircraft which subsequently become subject to extendible operating lease arrangements is carried forward and written off over the initial lease period.

(b)
Fleet

(i)
Cost or valuation    All aircraft are stated at cost, net of manufacturers' credits, with the exception of a small number that are stated at March 31, 1988 valuations, with subsequent expenditure stated at cost. The Concorde fleet remains at nil book value. Aircraft not in current use are included at estimated net realizable value.

(ii)
Depreciation    Fleet assets owned, or held on finance lease obligations or hire purchase arrangements, are depreciated at rates calculated to write down the cost or valuation to the estimated residual value at the end of their planned operational lives. Cabin interior modifications, including those required for brand changes and re-launches, are depreciated over the lower of five years and the remaining life of the aircraft at the date of such modification. Residual values and operational lives are reviewed annually.

(c)
Property and equipment

        All freehold properties and certain leasehold properties, professionally valued at March 31, 1995 are included in these financial statements on the basis of that valuation. Subsequent additions are included at cost. Provision is made for the depreciation of all property and equipment, apart from freehold land, based upon expected useful lives and, in the case of leasehold properties, over the duration of the leases, if shorter.

(d)
Leased and hire-purchased assets

        Where assets are financed through finance lease obligations or hire purchase arrangements, under which substantially all the risks and rewards of ownership are transferred to the Group, the assets are treated as if they had been purchased outright. The amount included in the cost of tangible fixed assets represents the aggregate of the capital elements payable during the lease or hire purchase term. The corresponding obligation, reduced by the appropriate proportion of lease or hire purchase payments made, is included in current and long-term liabilities. The amount included in the cost of tangible fixed assets is depreciated on the basis described in the preceding paragraphs and the interest element of lease or hire purchase payments made is included in interest expense in the consolidated statements of income. Payments under all other lease arrangements, known as operating leases, are charged to the consolidated statements of income in equal annual amounts over the period of the lease. In respect of aircraft, operating lease arrangements allow the Group to terminate the leases after a limited initial period, normally five to seven years, without further material financial obligations. In certain cases, the Group is entitled to extend the initial lease period on predetermined terms; such leases are described as extendible operating leases.

Aircraft and engine overhaul expenditure

        Aircraft and engine spares acquired on the introduction or expansion of a fleet are carried as tangible fixed assets and generally depreciated in line with the fleet to which they relate. Replacement spares and all other costs relating to the maintenance and overhaul of aircraft and engines are charged to the consolidated statements of income on consumption and as incurred, respectively.

Associated companies

        Where the Group participates in the results of partnerships or companies in which it has a participating interest, and is in a position to exercise significant influence, those interests are classified as associated companies, except for those companies that are accounted for as quasi-subsidiaries. The Group's share of the income less losses of associated companies is included in the consolidated statements of income and its share of the post-acquisition results of these companies is included in interests in associated companies in the consolidated balance sheet.

Inventories

        Inventories are valued at the lower of cost and net realizable value, principally on a first in, first out basis.

Cash and liquid resources

        Cash includes cash in hand and deposits repayable on demand with any qualifying financial institution, less overdrafts from any qualifying financial institution repayable on demand. Liquid resources includes current asset investments held as readily disposable stores of value.

Pension and other postretirement benefits

        Retirement benefits are payable through separately funded United Kingdom pension schemes with equivalent arrangements for overseas territories. Contributions to pension funds are made on the basis of independent actuarial advice and charged to the consolidated statements of income so as to spread the cost over the remaining service lives of the employees. Provision is made based on actuarial advice for postretirement medical benefits of employees in the United States.

Frequent flyer programs

        The Group operates two principal frequent flyer programs. The Airline scheme, "Executive Club", allows frequent travelers to accumulate "BA Miles" mileage credits which entitle them to a choice of various awards, including free travel. In addition, Airmiles Travel Promotions Limited sells "Airmiles" to UK companies to use for promotional incentives. The direct incremental cost of providing free redemption services, including British Airways flights, in exchange for redemption of miles earned by members of the Group's Executive Club and Airmiles schemes is accrued as members of these schemes accumulate mileage. Costs accrued include incremental fuel, catering servicing costs and cost of redemptions on air and non-air partners; these costs are charged to cost of sales.

Deferred tax

        Full provision is made for deferred tax on all material timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more, or a right to pay less, tax in the future have occurred at the balance sheet date. Deferred tax assets are recognized where their recovery is considered more likely than not that there will be suitable taxable profits from which the future reversal of underlying timing differences can be deducted.

        Deferred tax is measured on a non-discounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Provisions

        Provisions are made when an obligation exists for a future liability in respect of a past event and where the amount of the obligation can be reliably estimated. Restructuring provisions are made for direct expenditures relating to a business reorganisation where the plans are sufficiently detailed and well advanced, and where appropriate communication to those affected has been undertaken at the balance sheet date.

Foreign currency translation

        Foreign currency balances are translated into Sterling at the rates ruling at the balance sheet date, except for certain loan repayment installments which are translated at the forward contract rates where installments have been covered forward at the balance sheet date. Aircraft which are financed in US Dollars, either by loans, finance leases or hire purchase arrangements, are regarded together with the related assets and liabilities as a separate group of assets and liabilities and accounted for in US Dollars. The amounts in US Dollars are translated into Sterling at rates ruling at the balance sheet date and the net difference arising from the translation of aircraft costs and related US Dollar loans are taken to retained earnings. Exchange differences arising on the translation of net assets of overseas subsidiary companies, quasi-subsidiary and associated companies are taken to retained earnings. Income and losses of such companies are translated into Sterling at average rates of exchange during the year. All other gains or losses arising on translation are dealt with through the consolidated statement of income.

Derivatives and financial instruments

        The Group's accounting policy for derivatives and financial instruments is to defer and only recognize in the Group consolidated statement of income gains and losses on hedges of revenues or operating payments as they crystallize. Amounts payable or receivable in respect of interest rate swap agreements are recognized in the consolidated statement of income over the period of the contracts on an accruals basis. Cross currency swap agreements and forward foreign exchange contracts taken out to hedge borrowings are brought into account in establishing the carrying values of the relevant loans, leases or hire purchase arrangements in the balance sheet. Gains or losses on forward foreign exchange contracts to hedge capital expenditure commitments are recognized as part of the total Sterling carrying cost of the relevant tangible asset as the contracts mature or are closed out. Short-term debtors and creditors are held at fair value and have therefore been excluded from the financial instruments disclosures except note 25 on currency exposures.

Management estimates

        The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Note 2—Group Operating Revenue

(a)
Group operating revenue comprises:

	Year ended March 31
	2002	2001	2000
	(£ million)
Traffic revenue
Scheduled services
Passenger	7,036	7,803	7,465
Freight and mail	483	579	556

	7,519	8,382	8,021
Non-schedule services	52	50	71

	7,571	8,432	8,092
Other revenue (including aircraft maintenance, package holidays and other airline services)	769	846	848

	8,340	9,278	8,940

(b)
Geographical analysis of Group operating revenue:

(i)
By area of original sale:

	Year ended March 31
	2002	2001	2000
	(£ million)
United Kingdom	4,101	4,632	4,062
Continental Europe	1,301	1,422	1,836

Europe	5,402	6,054	5,898
The Americas	1,549	1,745	1,655
Africa, Middle East and Indian sub-continent	789	783	687
Far East and Australasia	600	696	700

	8,340	9,278	8,940

  (ii)
  By area of destination:

	Year ended March 31
	2002	2001	2000
	(£ million)
United Kingdom	863	815	719
Continental Europe	2,345	2,573	2,681

Europe	3,208	3,388	3,400
The Americas	2,863	3,450	3,253
Africa, Middle East and Indian sub-continent	1,262	1,304	1,220
Far East and Australasia	1,007	1,136	1,067

	8,340	9,278	8,940

Note 3—Group Operating Expenses

(a)
Total Group operating expenses comprise:

	Year ended March 31
	2002	2001	2000
	(£ million)
Cost of sales	8,291	8,757	8,679
Administrative expenses	159	141	177

	8,450	8,898	8,856

(b)
The average number of employees in the Group and their aggregate payroll costs were as follows:

        Average number of employees:

	Year ended March 31
	2002	2001	2000
	(number)
United Kingdom	49,793	50,086	51,310
Overseas	11,667	12,089	13,847

Total average number of employees	61,460	62,175	65,157

        Aggregate payroll costs:

		Year ended March 31
		2002	2001	2000
		(£ million)
(i)	By type of cost:
	Wages and salaries	1,661	1,682	1,790
	Social security costs	169	167	184
	Contributions to pension schemes	147	124	123

		1,977	1,973	2,097

(ii)	By location:
	United Kingdom	1,708	1,707	1,773
	Overseas	269	266	324

		1,977	1,973	2,097

Note 4—Group Operating (Loss)/Income

(a)
The geographical analysis of Group operating (loss)/income is as follows:

	Year ended March 31
	2002	2001	2000
	(£ million)
Europe	(244)	(172)	(310)
The Americas	144	470	308
Africa, Middle East and Indian sub-continent	91	92	62
Far East and Australasia	(101)	(10)	24

	(110)	380	84

        It is impractical to separate United Kingdom and Continental Europe operating loss on a meaningful basis since the day to day operations are fully integrated. The operating loss of these services is therefore combined under the heading "Europe".

(b)
Reconciliation of operating to net cash inflow from operating activities

	Year ended March 31
	2002	2001	2000
	(£ million)
Operating (loss)/income	(110)	380	84
Depreciation charges and amortization	770	715	648
Other items not involving the movement of cash	—	(1)	39
Decrease/(increase) in inventories and accounts receivable	250	(38)	4
(Decrease)/increase in accounts payable	(89)	204	411
Increase/(decrease) in provisions for liabilities	45	(9)	—

Net cash inflow from operating activities	866	1,251	1,186

(c)
Operating income has been determined after charging:

	Year ended March 31
	2002	2001	2000
	(£ million)
Depreciation of tangible fixed assets
Owned assets	342	335	274
Finance leased aircraft	161	132	112
Hire purchased aircraft	210	202	223
Other leasehold interests	50	43	38

	763	712	647

Operating lease costs
Lease rentals—aircraft	199	221	190
—property	146	128	128
Hire of equipment and charter of aircraft and crews	147	163	150

	492	512	468

	Year ended March 31
	2002	2001	2000
	(£'000)
Auditor's renumeration
Group auditors
Audit fees	1,383	1,247	1,223
Other professional fees
United Kingdom	1,752	3,560	1,558
Overseas	209	582	458

	3,344	5,389	3,239

	Year ended March 31
	2002	2001	2000
	(£'000)
Directors' emoluments
Fees	407	507	506
Salary and benefits	1,122	962	803
Bonus	—	326	—
Compensation for loss of office	—	—	1,980

	1,529	1,795	3,289

Note 5—Share of Operating Income in Associated Companies

	Year ended March 31
	2002	2001	2000
	(£ million)
Attributable income less losses	22	64	75

Note 6—Other Income and Charges

        Other income and charges comprise:

	Year ended March 31
	2002	2001	2000
	(£ million)
Interest income	50	92	85
Exchange gain/(loss) on revaluation of loans at year end	46	71	(136)
Income from trade investments	1	1	3
Government compensation	22	—	—
Other	(2)	—	2

	117	164	(46)

Other income and charges represented by:
Group	117	164	(46)

Note 7—Gain/(Loss) on Sale of Investments

Year ended March 31, 2002

        On June 14, 2001, the Group completed the disposal of its 100% holding in Go Fly Ltd ("go") to 3i Plc. In December 2001, the Group completed the disposal of its 100% holding in Bedford Associates Inc. In November 2001, the Group disposed of its investment in France Telecom (formerly shares held in Equant) of £0.25 million for cash proceeds, net of costs, of £23 million. The net profit arising from the disposals was as follows:

	go	Bedford Associates Inc	Total
	(£ million)
Sales proceeds (net of disposal costs)	97	—	97
Net liabilities	1	—	1
Goodwill written back on disposal	—	(9)	(9)

Gain on disposal before tax	98	(9)	89

Disposal of investment in France Telecom			23

			112

(ii)
Year ended March 31, 2001

        In May 2000, the Group disposed of its 85.83% holding in Participations Aéronautiques S.A., the holding company of Air Liberté S.A. and TAT European Airlines S.A. to Taitbout Antibes B.V. In June 2000, Iberia disposed of its investment in Amadeus. The net loss arising from these disposals was as follows:

Total
(£ million)
Sale proceeds (net of disposal costs)	28
Net liabilities of Participations Aéronautiques at March 31, 2000	91
Goodwill written back on disposal	(173)

Loss on disposal	(54)

Tax	—
Loss on disposal after tax	(54)

Share of net operating profit on disposal of investments in Amadeus by Iberia	22

(32)

(iii)
Year ended March 31, 2000

        In June 1999, the Group disposed of its wholly owned subsidiary Britair Acquisition Corp. Inc., that indirectly held 7,000,400 Galileo International Inc. common shares, to Galileo International Inc. In December 1999, the Group disposed of 34% of its holding in Equant as part of a second public offering. The net income arising from these disposals was as follows:

	Britair Acquisition Corp. Inc.	Equant	Total
	(£ million)
Sale proceeds (net of disposal costs)	192	58	250
Net cost of investment	(36)	—	(36)
Goodwill written back on disposal	(7)	—	(7)

Gain on disposal before and after tax	149	58	207
Associates	—	12	12

Group including associates	149	70	219

Note 8—Interest Expense

	Year ended March 31
	2002	2001	2000
	(£ million)
Bank loans	60	60	65
Finance lease obligations	119	117	88
Hire purchase arrangements	153	212	198
Other loans, including interest of £11 million (2001: £11 million and 2000: £11 million) on Convertible Capital Bonds 2005	49	35	44

	381	424	395
Interest capitalized	(7)	(35)	(38)

	374	389	357

Interest expense represented by:
Group	367	378	345
Associates	7	11	12

	374	389	357

        In respect of all loans, including finance lease obligations and hire purchase arrangements, repayable in whole or in part after five years, the final repayment date is December 2032. Interest expense on progress payments is capitalized at a rate based on LIBOR (London Interbank Offered Rate) plus 0.5% to reflect the average cost of borrowing to the Group unless specific borrowings are used to meet the payments, in which case the actual rate is used.

Note 9—Tax

(a)
Analysis of (credit)/charge for the year

	Year ended March 31
	2002	2001	2000
	(£ million)
United Kingdom corporation tax at 30% (2001: 30%; 2000: 30%) all current	3	8	125
Less: relief for overseas tax	(2)	(8)	(125)

	1	—	—
Overseas	3	7	17
Advance corporation tax	—	(1)	—
Prior year adjustments	(3)	(8)	(26)

	1	(2)	(9)
Share of tax of associated companies	(1)	24	24

	—	22	15

        There is no UK tax payable on the operating results for fiscal 2002 and 2001. UK tax arises on dividend remittances from overseas and is partly offset by double tax relief and losses.

        The charge for tax in fiscal 2000 was affected by double tax relief offsetting UK tax arising on dividend remittances from overseas. Prior year adjustments arose mainly from the reduction in the provisions for tax on dividends.

        Following the implementation during the year ended March 31, 2002, of FRS 19 "Deferred Tax" (See Note 34), full provision has been made for deferred tax resulting in a credit for the year of £71 million.

        Within the tax credit for the year ended March 31, 2002 is a net credit of £71 million which arises as a result of implementing this standard. In addition, the prior year amounts have been restated, resulting in an increase to the tax charge of £47 million for the year ended March 31, 2001 and £41 million for the year ended March 31, 2000.

        There is a charge of £3 million in relation to the sale of go and the shares in France Telecom (formerly shares held in Equant) which reflects the use of trading losses. The tax credit relating to the exceptional operating charge is £24 million.

        There is no UK tax payable on the operating results for fiscal 2002. UK tax arises on dividend remittances from overseas and is partly offset by double tax relief and losses.

	Year ended March 31
	2002	2001	2000
	(£ million)
		Restated	Restated
Accelerated capital allowances less unrelieved losses	(42)	51	51
Other timing differences	(16)	9	(10)
Unrelieved losses	(13)	(13)	—

Total deferred tax (credit)/charge	(71)	47	41

Tax (credit)/charge	(71)	69	56

(b)
Factors affecting the tax charge for the year

        The current tax credited for all three periods is less than the loss at the standard rate of UK corporation tax. The differences are explained below:

	Year ended March 31
	2002	2001	2000
Statutory corporation tax rate	30%	30%	30%

	(£ million)
Tax computed at statutory rate	(60)	45	2
Excess of capital allowances utilized over depreciation	55	(39)	(78)
Short-term timing differences	16	(9)	10
Unrelieved losses	8	10	142
Other items (net) including overseas tax	19	24	(35)
Prior year tax provisions released	(3)	(8)	(26)
Advance corporation tax adjustments	—	(1)	—
Income not taxable in connection with disposals of go and France Telecom	(35)	—	—

Charge for current tax	—	22	15
Accelerated capital allowances less unrelieved losses	(42)	51	51
Other timing differences	(16)	9	(10)
Unrelieved losses	(13)	(13)	—

Total deferred tax (credit)/charge	(71)	47	41

Tax (credit)/charge	(71)	69	56

(c)
Factors that may affect future tax charges

        Based on current capital investment plans, and the level of unused allowances, the Group expects to be able to claim capital allowances that are at least equal to depreciation. In addition, the Group has substantial current and brought forward tax losses which should significantly reduce tax payments in future years.

        No provision has been made for deferred tax on gains arising on the revaluation of fixed assets or where potentially taxable gains have been rolled over into replacement assets since such gains would become taxable only if the assets were sold without it becoming possible to claim further rollover relief. The total amount unprovided for is approximately £29 million.

        No deferred tax has been provided on the unremitted earnings of overseas subsidiaries and associates because there is no current intention to remit. Additionally, no deferred tax asset has been recognized in respect of overseas tax losses as the utilization of such losses is uncertain.

Note 10—Dividends

	Year ended March 31
	2002	2001	2000
	(£ million)
Interim dividend (2001: 5.10p per share; 2000: 5.10p per share)	—	55	57
Final dividend proposed (2001: 12.80p per share; 2000: 12.80p per share)	—	138	138

	—	193	195

        There was no charge to thestatement of income in fiscal 2002 in relation to 2000-01 final dividends paid to Convertible Capital Bond holders who converted their Bonds in June 2001, in accordance with the terms of the Bonds. (2001: £nil relating to 1999-00 final dividends; 2000: £1 million relating to 1998-99 final dividends).

Note 11—Net (loss)/income per Ordinary Share

	Year ended March 31
	Net (loss)/income			Net (loss)/income per Ordinary Share
	2002	2001	2000	2002	2001	2000
	(£ million)			(pence)
		Restated	Restated		Restated	Restated
Net (loss)/income for the period and basic net income per share	(142)	67	(62)	(13.2)	6.2	(5.8)
Diluted net (loss)/income for the period and net (loss)/income per share	(142)	67	(62)	(13.2)	6.2	(5.8)

Dilutive potential ordinary shares:				1,076,042	1,075,496	1,074,823
Outstanding share options ('000)
Weighted average number of shares for diluted net (loss)/income per share ('000)				1,924	9,667	—

				1,077,966	1,085,163	1,074,823

        Basic net (loss)/income per share is calculated on a weighted average number of ordinary shares as adjusted for shares held for the purposes of employee share ownership plans including the Long Term Incentive Plan.

Note 12—Accounts Receivable

	March 31
	2002	2001
	(£ million)
Trade receivables	812	890
Less: provisions	40	37

	772	853
Amounts owed by associated companies	43	39
Other receivables	73	212
Prepayments and accrued income	343	340

	1,231	1,444

        Amounts due after more than one year included above are not significant.

Note 13—Inventories

	March 31
	2002	2001
	(£ million)
Expendables, consumables and work in progress	109	170

        The replacement cost of inventories is considered not to be materially different from their balance sheet values.

Note 14—Cash

(a)
Reconciliation of net cash flow to movement in net debt

	Year ended March 31
	2002	2001	2000
	(£ million)
Decrease in cash during the year	(4)	(30)	(3)
Net cash outflow from decrease in debt and lease financing	217	524	516
Cash outflow/(inflow) from liquid resources	301	(159)	(9)

Changes in net debt resulting from cash flows	514	335	504
New loans and finance leases taken out and hir purchase arrangements made	(512)	(663)	(659)
Assumed from subsidiary companies acquired during the year	(117)	—	(42)
Conversion of Convertible Capital Bonds 2005	1	—	13
Divested from subsidiary companies sold during the year	—	69	—
Exchange movements	43	(48)	(206)

Movement in net during the year	(71)	(307)	(390)
Net debt at April 1	(6,223)	(5,916)	(5,526)

Net debt at March 31	(6,294)	(6,223)	(5,916)

(b)
Analysis of net debt

	Balance at April 1	Cash flow	Other non-cash	Exchange	Balance at March 31
	(£ million)
Year ended March 31, 2002
Cash	71	(7)	—	—	64
Overdrafts	(3)	3	—	—	—

	68	(4)	—	—	64
Short-term loans and deposits	865	301	—	(11)	1,155
Bank and other loans	(1,041)	(438)	(64)	(2)	(1,545)
Finance leases and hire purchase arrangements	(6,002)	655	(565)	56	(5,856)
Convertible Capital Bonds 2005	(113)	—	1	—	(112)

	(6,223)	514	(628)	43	(6,294)

Year ended March 31, 2001
Cash	103	(32)	—	—	71
Overdrafts	(5)	2	—	—	(3)

	98	(30)	—	—	68
Short-term loans and deposits	1,043	(159)	—	(19)	865
Bank and other loans	(1,043)	14	23	(35)	(1,041)
Finance leases and hire purchase arrangements	(5,901)	510	(617)	6	(6,002)
Convertible Capital Bonds 2005	(113)	—	—	—	(113)

	(5,916)	335	(594)	(48)	(6,233)

Year ended March 31, 2000
Cash	112	(9)	—	—	103
Overdrafts	(11)	6	—	—	(5)

	101	(3)	—	—	98
Short-term loans and deposits	1,051	(9)	1	—	1,043
Bank and other loans	(1,142)	142	(40)	(3)	(1,043)
Finance leases and hire purchase arrangements	(5,410)	374	(662)	(203)	(5,901)
Convertible Capital Bonds 2005	(126)	—	13	—	(113)

	(5,526)	504	(688)	(206)	(5,916)

Note 15—Short-Term Loans and Deposits

	March 31
	2002	2001
	(£ million)
Sterling	847	646
US Dollars	143	27
Japanese Yen	165	192

	1,155	865

        Surplus cash is deposited for the short-term for periods typically with maturity of less than six months.

Note 16—Intangible Assets

Goodwill

	March 31
	2002	2001
	(£ million)
Cost
At April 1	64	63
Additions	53	1
Other movements	(1)	—

At March 31	116	64

Amortization
At April 1	4	1
Charge for the year	7	3

At March 31	11	4

New book value at March 31	105	60

Note 17—Tangible Assets

	Fleet	Property	Equipment	Total
	(£ million)
Year ended March 31, 2002
Cost or valuation
At April 1, 2001	12,453	1,690	954	15,097
Exchange adjustments	6	1	(1)	6
Additions—net of refund of progress payments (Note 17f)	894	62	77	1,033
Disposals	(1,046)	(62)	(46)	(1,154)
Reclassifications	—	(46)	46	—

At March 31, 2002	12,307	1,645	1,030	14,982

Depreciation
At April 1, 2001	3,692	272	471	4,435
Exchange adjustments	1	—	(1)	—
Charge for the year	597	65	101	763
Disposals	(655)	(27)	(43)	(725)

At March 31, 2002	3,635	310	528	4,473

Net book value at March 31, 2002	8,672	1,335	502	10,509

Year ended March 31, 2001
Cost or valuation
At April 1, 2000	11,896	1,714	784	14,394
Exchange adjustments	248	13	2	263
Additions—net of refund of progress payments (Note 17f)	1,192	95	125	1,412
Disposals	(745)	(27)	(62)	(834)
Reclassifications	(138)	(105)	105	(138)

At March 31, 2001	12,453	1,690	954	15,097

Depreciation
At April 1, 2000	3,459	226	415	4,100
Exchange adjustments	90	1	—	91
Charge for the year	553	53	106	712
Disposals	(376)	(8)	(50)	(434)
Reclassifications	(34)	—	—	(34)

At March 31, 2001	3,692	272	471	4,435

Net book value at March 31, 2001	8,761	1,418	483	10,662

(a)
The amounts shown under "Fleet" above include the following amounts for aircraft acquired under finance lease obligations and hire purchase arrangements:

	March 31
	2002	2001
	(£ million)
Cost	8,547	8,215
Less: accumulated depreciation	(2,277)	(2,254)

Net book amount	6,270	5,961

(b)
Utilization of tangible assets by net book value can be analyzed as follows:

	March 31
	2002	2001
	(£ million)
Fleet
Assets in current use
Owned	2,090	2,161
Finance leased	2,228	2,002
Hire purchase arrangements	3,710	3,932

	8,028	8,095
Progress payments	214	327
Assets held for resale	34	14
Assets not in current use	88	—
Capitalized interest	308	325

Total net book amount of fleet	8,672	8,761

Property
Assets in current use
Owned	1,151	1,196
Progress payments	121	192
Assets not in current use	8	—
Capitalized interest	55	30

Total net book amount of property	1,335	1,418

Equipment
Assets in current use
Owned	430	433
Progress payments	71	48
Capitalized interest	1	2

Total net book amount of equipment	502	483

Total net book amount of tangible assets	10,509	10,662

(c)
The net book amount of property comprises:

	March 31
	2002	2001
	(£ million)
Freehold	325	374
Long leasehold (over 50 years unexpired)	420	434
Short leasehold	590	610

	1,335	1,418

(d)
Revalued fleet and properties are included at the following amounts:

	March 31
	2002			2001
	Valuation/ cost	Depreciation	Net book amount	Valuation/ cost	Depreciation	Net book amount
	(£ million)
Fleet
Valuation	73	71	2	218	188	30
Subsequent additions at cost	14	14	0	39	32	7

	87	85	2	257	220	37

Properties
Valuation	494	72	422	509	66	443
Subsequent additions at cost	82	19	63	82	16	66

	576	91	485	591	82	509

Total	663	176	487	848	302	546

        If these assets had not been revalued they would have been included at the following amounts:

	March 31
	2002			2001
	Valuation/ cost	Depreciation	Net book amount	Valuation/ cost	Depreciation	Net book amount
	(£ million)
Total at March 31	346	144	202	526	270	256

(e)
Depreciation

        Fleets are generally depreciated over periods ranging from 15 to 25 years after making allowance for estimated residual values. Effective depreciation rates resulting from this method are shown in the following table:

	March 31, 2002	March 31, 2001
	(%)
Boeing 747-200, 747-400, 777-200	3.7	3.8
Boeing 767-300, 757-200	4.6	4.5
Airbus A320, A319, Boeing 737-400	4.9	4.9
Avro RJ100, Embrear RJ145 and British Aerospace 146	4.5	5.6

        Property, apart from freehold land, is depreciated over its expected useful life subject to a maximum of 50 years. Equipment is depreciated over periods ranging from 3 to 25 years, according to the type of equipment.

(f)
Analysis of tangible asset additions

	Year ended March 31, 2002
	Fleet	Property	Equipment	Total
	(£ million)
Cash paid	647	42	68	757
Acquisitions under loans, finance lease obligations and hire purchase arrangements	500	12	—	512
Acquisition of subsidiarycompanies	155	4	2	161
Capitalized interest	5	2	—	7
Accrual movements	(5)	2	7	4

	1,302	62	77	1,441
Refund of progress payments	(408)	—	—	(408)

	894	62	77	1,033

	Year ended March 31 2001
	Fleet	Property	Equipment	Total
	(£ million)
Cash paid	915	75	125	1,115
Acquisitions under loans, finance lease obligations and hire purchase arrangements	637	26	—	663
Capitalized interest	22	13	—	35
Accrual movements	(9)	(19)	—	(28)

	1,565	95	125	1,785
Refund of progress payments	(373)	—	—	(373)

	1,192	95	125	1,412

	Year ended March 31 2002
	Fleet	Property	Equipment	Total
	(£ million)
Cash paid	715	179	125	1,019
Acquisitions under loans, finance lease obligations and hire purchase arrangements	659	—	—	659
Acquisition of subsidiarycompanies	6	1	1	8
Acquisition of quasi-subsidiary	—	—	33	33
Capitalized interest	24	14	—	38
Accrual movements	(62)	14	(4)	(52)

	1,342	208	155	1,705
Refund of progress payments	(387)	—	—	(387)

	955	208	155	1,318

Note 18—Capital Expenditure Commitments

        Capital expenditure authorized and contracted for but not provided in the financial statements amounts to £749 million (2001: £1,160 million).

        The outstanding commitments include £11 million which relates to the acquisition of one Embraer aircraft on order and £680 million which relates to the acquisition of Airbus A320 family of aircraft scheduled for delivery over the next four years. It is intended that these aircraft will be financed partially by cash holdings and internal cash flow and partially through external financing, including committed facilities arranged prior to delivery.

        At March 31, 2002 British Airways had undrawn committed aircraft financing facilities of $155 million (expires March 31, 2003), a further $483 million facility (expires November 19,2006) and a committed short term unsecured revolving credit facility of $100 million (expires November 15, 2002) together with unused overdraft facilities of £40 million. Undrawn uncommitted money market lines of £60 million were held with a number of banks.

Note 19—Operating Lease Commitments

(a)
The aggregate payments, for which there are commitments under operating leases as at the end of the year, fall due as follows:

	Fleet	Property and Equipment	Total
	(£ million)
Within one year	168	76	244
Between one and two years	138	52	190
Between two and three years	119	40	159
Between three and four years	73	37	110
Between four and five years	50	36	86
Over five years (property and equipment, ranging up to the year 2145)	94	1,456	1,550

	642	1,697	2,339

(b)
Amounts payable within one year relate to commitments expiring follows:

	Fleet	Property and Equipment	Total
	(£ million)
Within one year	45	25	70
Between one and two years	17	11	28
Between two and three years	18	4	22
Between three and four years	23	—	23
Between four and five years	21	1	22
Over five years	44	35	79

	168	76	244

        The principal amount of the total property and equipment commitments above relates to property lease obligations.

Note 20—Investments

(a)
Associated companies

	Equity	Loans	Total
	(£ million)
Year ended March 31, 2002
Balance at April 1, 2001	381	—	381
Exchange movements	26	—	26
Additions	22	—	22
Goodwill on acquisition	(1)	—	(1)
Share of attributable results	(1)	—	(1)
Share of movements on other reserves	31	—	31
Disposal	(33)	—	(33)

Balance at March 31, 2002	425	—	425

Year ended March 31, 2001
Balance at April 1, 2001	495	12	507
Exchange movements	(26)	—	(26)
Additions	36	—	36
Goodwill on acquisition	(1)	—	(1)
Share of attributable results	(18)	—	(18)
Share of movements on other reserves	(5)	—	(5)
Disposal	1	(12)	(11)
Part refund of initial investment in Iberia	(101)	—	(101)

Balance at March 31, 2001	381	—	381

Year ended March 31, 2000
Balance at April 1, 1999	311	12	323
Exchange movements	(15)	—	(15)
Additions	183	—	183
Goodwill on acquisition	12	—	12
Share of attributable results	7	—	7
Reclassification to quasi-subsidiary loans	(3)	—	(3)

Balance at March 31, 2001	495	12	507

	Year ended March 31
	2002	2001	2000
	(£ million)
Equity comprises:
Cost of shares	385	390	475
Goodwill (less amortization)	23	19	20
Goodwill set off	(69)	(80)	(80)
Share of post-acquisition gains and losses	64	65	88
Share of movements on other reserves	22	(13)	(8)

	425	381	495

(b)
Trade investments:

	Cost		Provisions
	Shares	Loans	Shares	Loans	Total
	(£ million)
Year ended March 31, 2002
Balance at April 1, 2001	18	5	(2)	(1)	20
Additions	7	15	—	—	22
Disposal	—	—	(3)	—	(3)

Balance at March 31, 2002	25	20	(5)	(1)	39

Year ended March 31, 2001
Balance at April 1, 2000	34	4	(2)	(1)	35
Additions	12	1	—	—	13
Disposal	(28)	—	—	—	(28)

Balance at March 31, 2001	18	5	(2)	(1)	20

(c)
Investment in own shares

	March 31
	2002	2001
	(£ million)
Investment in own shares	25	25

        The investment in own shares consists of shares held by British Airways Plc Employee Benefits Trustees (Jersey) Limited, a wholly owned subsidiary, for the purposes of the employee share ownership plans including the Long Term Incentive Plan. At March 31, 2002, the Group held 6,650,000 shares for the Long Term Incentive Plan and other employee share schemes (2001: 6,650,000 shares).

        The purchase of shares was financed by British Airways Plc granting a loan to British Airways Plc Employee Benefits Trustees (Jersey) Limited.

(d)
Net book value of total investments

	Associated companies	Trade investments	March 31 Investment in own shares	2002	2001
	(£ million)
Listed	408	1	25	434	307
Unlisted	17	38	—	55	119

	425	39	25	489	426

(e)
Market value of listed investments

	March 31
	2002	2001
	(£ million)
Associated companies	647	276
Trade investments	3	40
Investment in own shares	16	21

Note 21—Investments in Associates

Summarized financial information

	2002	2001	2000
	(£ million)
Statement of Income
Operating revenue	1,593	1,223	864

Net income for the year	19	56	51

	2002	2001
	(£ million)
Balance sheet at Year End
Share of fixed assets	941	1,114
Share of current assets	589	326

Share of assets	1,530	1,440
Liabilities due within one year	(519)	(505)
Liabilities due after more than one year	(609)	(584)

Share of liabilities	(1,128)	(1,089)

Share of net assets at associated companies' year end accounting dates	402	351
Goodwill on acquisition (less amortization)	23	19
Investment in Opodo Limited	—	11

Total Group investment in associated undertakings at March 31	425	381

        The Sterling equivalents for the statements of operations of Qantas Airways Limited have been translated at the average exchange rates for the six months ended June 30, 2001 and six months ended December 31, 2001 (2001: six months ended June 30, 2000 and six months ended December 31, 2000). The Sterling equivalents for the results of Iberia have been translated using the average rate for the twelve months ended December 31, 2001. Balance sheets for all associates have been translated at the closing rates ruling at March 31.

        The only associate which accounts for more than 25 per cent of any of the gross assets, gross liabilities, turnover or operating results (on a three year average) of the Group is Qantas. For the year ending December 31, 2001, the Group's share of Qantas' results was turnover of £942 million (2000: £927 million), income before tax of £27 million (2000: £61 million), tax of £6 million (2000: £24 million) and income after tax of £21 million (2000: £37 million). As at December 31, 2001, the Group's share of Qantas' fixed assets was £945 million (2000: £912 million), current assets £279 million (2000: £235 million), liabilities due within one year £407 million (2000: £430 million) and liabilities due after one year or more £511 million (2000: £457 million).

ASSOCIATED UNDERTAKINGS

	Percentage of equity owned	Principal activities	Country of incorporation and principal operations
Concorde International Travel Pty Ltd	50.0	Travel services	Australia
Qantas Airways Ltd	21.4	Airline operations	Australia
Iberia, Lineas Aéreas de España, S.A. ("Iberia")	9.0	Airline operations	Spain
Comair Ltd	18.3	Airline operations	South Africa
Accoladia Ltd*	50.0	Package Holidays	England
Opodo Ltd*	22.9	Internet travel agency	England

Note 22—Acquisition of associates

        On April 30, 2001, in conjunction with Thomas Cook Holdings Ltd, British Airways acquired a 50% holding in a newly formed Company, Accoladia Ltd a package holiday business. The business of Accoladia Ltd was formed by the merger of Thomas Cook Holidays Ltd and the outbound tour business of British Airways Holidays Ltd, a wholly owned subsidiary of British Airways Plc. Goodwill of £5 million arose on the acquisition.

Note 23—Partial deemed disposal of associates

        On October 25, 2001 and December 10, 2001, Qantas Airways issued new shares by way of an institutional placement and shareholder placing respectively. British Airways did not take up its allocation which resulted in the dilution of the Group's shareholding from 25% to 21.4%. The loss on disposal resulting from the deemed disposal was not material.

Note 24—Quasi-subsidiary

        Summarized financial information of the London Eye Company Limited, prepared in accordance with British Airways' accounting policies, is set out below.

	March 31
	2002	2001	2000
	(£ million)
Statement of Income
Operating revenue	33	29	2

Operating income	10	5	(2)

Loss before tax and loss for the period	(11)	(12)	(2)

Balance Sheet at Year End
Fixed assets	74	76	75

Current assets	12	9	5
Creditors: Amounts falling due within one year	(13)	(11)	(10)

Net current liabilities	(1)	(2)	(5)

	73	74	70
Total assets less current liabilities	(99)	(89)	(74)

Capital and reserves deficit	(26)	(15)	(4)

Cash Flow Statement
Cash inflow from operating activities	15	13	(3)
Returns on investments and servicing of finance	(1)	(2)	—
Capital expenditure and financial investment	(4)	(6)	(49)

Net cash inflow before management of liquid resources and financing	10	5	(52)
Financing	(7)	—	49

Increase in cash	3	5	(3)

        There are no recognized gains and losses other than the loss for the period. The loss for the period includes interest payable to British Airways of £19 million (2001: £15 million; 2000:£nil million)

Note 25—Currency Exposures

	Net foreign currency assets/(liabilities)
Functional Currency	Sterling	US Dollar	Euro	Japanese Yen	Other	2002	2001
	(£ million)
Sterling	—	323	17	(885)	208	(337)	(437)
Euro	1	(45)	—	—	—	(44)	(57)

Total March 31, 2002	1	278	17	(885)	208	(381)	—

Total March 31, 2001	1	171	(101)	(813)	248	—	(494)

Note 26—Accounts Payable

        Accounts payable comprise following:

	March 31
	2002	2001
	(£ million)
Trade creditors	1,091	1,211
Amounts owed to associated companies	25	30
Other creditors	409	341
Corporate tax	29	31
Other tax and social security	40	44

	1,594	1,657

Note 27—Loans, Finance Lease Obligations and Hire Purchase Arrangements

	March 31
	2002	2001
	(£ million)
Current liabilities
Bank and other loans (current portion)	62	49
Finance lease obligations (current portion)	208	106
Hire purchase arrangements (current portion)	409	329

	679	484

Long-term liabilities	1,483	992
Bank and other loans	2,404	2,240
Finance lease obligations	2,835	3,327

Hire purchase arrangements	6,722	6,559

	7,401	7,043

        Comprising:

	March 31
	2002	2001	2002	2001
	(Currency millions)		(£ million)
Bank and other loans
Bank
US Dollar	$527	$349	370	245
Sterling	£807	£674	807	674
Euro-sterling notes	£346	£100	346	100
Other
Sterling	£22	£22	22	22
Finance lease obligations
US Dollar	$929	$720	651	505
Sterling	£1,961	£1,841	1,961	1,841
Hire purchase arrangements
Japanese Yen	¥200,816	¥210,883	1,065	1,181
US Dollar	$728	$869	511	609
Sterling	£1,668	£1,866	1,668	1,866

			7,401	7,043

        Bank and other loans are repayable up to the year 2016. In addition to finance leases and hire purchase arrangements, bank and other loans of the Group amounting to US$517 million (2001: US$340 million), and £502 million (2001: £307 million) are secured on aircraft.

        Analysis by type of borrowing:

	Fixed rate borrowings
					March 31
	Weighted average period rate	Weighted average rate		Floating Rate borrowings
					2002	2001
	(years)%		(£ million)		(£ million)
Sterling	13.6	6.77	1,518	3,284	4,802	4,503
US Dollar	13.0	7.00	252	1,282	1,534	1,359
Japanese Yen	6.2	1.48	1,065	—	1,065	1,181

Total 2002	10.8	4.80	2,835	4,566	7,401	—

Total 2001	7.2	4.25	2,004	5,039	—	7,043

        The borrowings are stated after taking into account the various interest rate swaps entered into by the Group.

        Floating rates of interest are based on LIBOR (London Interbank Offered Rate).

        The interest rate profiles of the Convertible Capital Bonds and the Euro perpetual preferred securities are disclosed separately in notes 30 and 33, respectively.

        Loans, the capital elements of finance lease obligations and hire purchase arrangements are repayable as follows:

	March 31
					2002	2001

	Bank loans	Other loans	Finance lease obligations	Hire purchase arrangements	Total	Total
	(£ million)
Within one year	55	7	208	409	679	484
Between one and two years	59	—	130	373	562	577
Between two and three years	253	—	145	355	753	559
Between three and four years	61	—	158	373	592	787
Between four and five years	87	—	160	326	573	582
Over five years	662	361	1,811	1,408	4,242	4,054

	1,177	368	2,612	3,244	7,401	7,043

        Of which:

	March 31
	2002	2001
	(£ million)
Bank loans
Repayable wholly within five years	277	268
Repayable in whole or in part after five years	900	651
Other loans, finance lease obligations and hire purchase arrangements
Repayable wholly within five years	1,243	982
Repayable in whole or in part after five years	4,981	5,142

	7,401	7,043

        Future minimum lease payments under finance lease obligations and hire purchase arrangements as at March 31, 2002, together with the present value of the net minimum lease and hire purchase payments were:

(£ million)
Within one year	914
Between one and two years	764
Between two and three years	728
Between three and four years	724
Between four and five years	644
Over five years	3,761

Total net minimum lease and hire purchase payments	7,535
Less: amount representing interest	1,763

Present value of net minimum lease and hire purchase payments	5,772

Note 28—Analysis of Changes in Borrowings during the Year

	Year ended March 31, 2002			Year ended March 31, 2001			Year ended March 31, 2000
	Bank and other loans	Finance lease obligations and hire purchase arrangements	Total	Bank and other loans	Finance lease obligations and hire purchase arrangements	Total	Bank and other loans	Finance lease obligations and hire purchase arrangements	Total
	(£ million)
Balance at April 1	1,041	6,002	7,043	1,043	5,901	6,944	1,142	5,410	6,552
New loans raised	495	—	495	214	—	214	60	—	60
Assumed from subsidiary companies acquired during in the year	64	53	117	—	—	—	40	3	43
Divested from subsidiary companies sold during the year	—	—	—	(23)	(46)	(69)	—	—	—
Loans, finance lease obligations and hire purchase arrangements undertaken to finance acquisition of aircraft and other assets	—	512	512	—	663	663	—	659	659
Repayment of amounts borrowed	(57)	(655)	(712)	(228)	(510)	(738)	(202)	(374)	(576)
Effect of exchange rate changes	2	(56)	(54)	35	(6)	29	3	203	206

Balance at March 31	1,545	5,856	7,401	1,041	6,002	7,043	1,043	5,901	6,944

Note 29—Interest Rate Agreements

        To reduce interest rate risk, British Airways has entered into single currency interest rate swap arrangements so as to change the interest payable elements of certain loans and lease obligations from variable to fixed rates and, accordingly, accounts for such swaps as hedges.

        Outstanding single currency interest rate swap arrangements are summarized as follows:

			Interest Rates
	Notional Principal Balance	Termination dates	Fixed payable	Variable Receivable
	(currency millions)
At March 31, 2002 US Dollar	$82	2002-2003	8.9%-9.9%	2.3%-2.6%
At March 31, 2001 US Dollar	$132	2001-2003	8.4%-9.9%	5.0%-5.6%

Note 30—Convertible Capital Bonds 2005

March 31
2002	2001
(£ million)
112	113

        The terms of the 9.75% Convertible Capital Bonds allow the holders to convert into British Airways Plc Ordinary Shares during the period June 1993 to June 2005 on the basis of one Ordinary Share for each £2.34 (adjusted for the effect of the 1993 rights issue) of Bonds held. On June 15, 2001, 61,000 Ordinary Shares were issued in exchange for 143,000 Bonds. The terms also provide that on maturity in June 2005, the Company may require remaining bondholders to convert their Bonds into Ordinary Shares of the Company which would be sold on their behalf. If the proceeds of such a sale are less than the issue price of the Bonds, the Company has to fund any deficit from its own resources. Full conversion of the remaining Bonds would require the issue of 48,067,000 Ordinary Shares.

        The mid-market closing prices of the Bonds and the Ordinary Shares at March 28, 2002 as quoted in the Daily Official List of the Financial Services Authority were 132.5p and 244.0p each, respectively.

Note 31—Provisions for Liabilities and Charges

        Movements in provisions for liabilities and charges were as follows:

	Balance at April 1	Charge to income	Other movements	Provisions applied and released	Balance at March 31
	(£ million)
Year ended March 31, 2002
Pensions and similar obligations	14	—	—	(2)	12
Postretirement medical benefits (Note 35b)	29	3	—	(1)	31
Severance	27	80	—	(24)	83

	70	83	—	(27)	126

Year ended March 31, 2001
Pensions and similar obligations	10	5	—	(1)	14
Postretirement medical benefits (Note 35b)	24	4	—	1	29
Severance	47	40	—	(60)	27

	81	49	—	(60)	70

Year ended March 31, 2000
Pensions and similar obligations	9	—	1	—	10
Postretirement medical benefits (Note 35b)	23	(1)	2	—	24
Severance	33	88	—	(74)	47

	65	87	3	(74)	81

        The severance provision at March 31, 2002, covers both pension augmentation costs relating to severance for individuals who have left the Group in the current financial year and committed severance costs for the next financial year.

Note 32—Litigation

        There are a number of identified legal and other claims which emanate from international airline operations and other activities of the Group for which the Directors have made what they believe is appropriate provision.

Note 33—Non equity minority interest

        The non-equity minority interest represents Euro 300 million of 6.75% fixed coupon perpetual preferred securities issued by British Airways Finance (Jersey) L.P in which the general partner is British Airways Holdings Limited, a wholly owned subsidiary of British Airways Plc. The holders of these securities have no rights against Group companies other than the issuing entity and, to the extent prescribed by the subordinated guarantee, the Company. The effect of the securities on the British Airways Group as a whole, taking into account the subordinate guarantee and other surrounding arrangements, is that the obligations to transfer economic benefits in connection with the securities do not go beyond those that would normally attach to preference shares issued by a UK company.

Note 34—Deferred Tax

        Provision for deferred tax has been made at 30% at March 31, 2002 (2001: 30%).

	March 31
	2002	2001
	(£ million)
		Restated
Accelerated capital allowances less unrelieved losses	1,290	1,311
Other timing differences	(16)	3
Tax losses carried forward	(243)	(220)

	1,031	1,094

Provision at start of year	1,094	1,047
Acquisitions during year	8	—
Deferred tax (credit)/charge in statement of income (Note 9)	(71)	47

	1,031	1,094

Note 35—Pension and Other Postretirement Benefits

(a)
Pension costs

        British Airways operates two principal defined benefit pension schemes in the United Kingdom, the Airways Pension Scheme ("APS"), which is closed to new members, and the New Airways Pension Scheme ("NAPS") of which all new permanent employees over the age of 18 employed by the Company and certain subsidiary companies in the United Kingdom may become members. The assets of these schemes are held in separate trustee-administered funds.

        Benefits provided under APS are based on final average pensionable pay and, for the majority of members, are subject to increases in payment in line with the Retail Price Index. Those provided under NAPS are based on final average pensionable pay reduced by an amount (the "abatement") not exceeding one and a half times the Government's lower earnings limit. NAPS benefits are subject to Retail Price Index increases in payment up to a maximum of 5% in any one year.

        Most employees engaged outside the United Kingdom are covered by appropriate local arrangements.

        Standard employees' contributions range from 5.75% to 8.5% of full pensionable pay in APS and from 3.75% to 6.5% of full pensionable pay less the abatement in NAPS.

        The latest actuarial valuations of APS and NAPS were made as at March 31, 2000 by an independent firm of qualified actuaries, Watson Wyatt Partners, using the attained age method for APS and the projected unit method for NAPS. These valuations showed that no further employers' contributions were required in respect of APS while for NAPS an employers' contribution equal to an average of 3.0 times the standard employees' contributions with effect for the period January 1, 2001 to March 31, 2002 (2.35 times for the period April 1, 2000 to December 31, 2000) was appropriate.

        All amounts recognized as costs were either funded or paid directly. Employers' contributions (calculated as set out above for APS and NAPS) charged in the financial statements were:

	Year ended March 31
	2002	2001	2000
	(£ million)
Airways Pension Scheme	—	—	—
New Airways Pension Scheme	127	108	107
Other pension schemes and provident funds—mainly outside the United Kingdom	20	16	16

	147	124	123

        Included within NAPS pension charge for the year ended March 31, 2002 is £8 million relating to augmentation contributions in respect of retirements in 2001-02. (2001: charge £14 million in respect of retirements in 2000-01; 2000: charge £21 million in respect of retirements in 1999-00).

        At the date of the actuarial valuation, the market values of the assets of APS and NAPS amounted to £6,687 million and £3,796 million respectively. The value of the assets represented 114% (APS) and 93% (NAPS) of the value of the benefits that had accrued to members after allowing for assumed increases in earnings. In the case of APS, the market value of the assets together with future contributions from employees was sufficient to cover both past and future service liabilities. In the case of NAPS, the actuarial value of the assets together with future contributions from employees was sufficient to cover past service liabilities and some future service liabilities. The employer's contribution is intended to make up the balance of future service liabilities. The principal assumptions used in the actuarial valuations were that, over the long term, the annual increase in earnings and (NAPS only) in dividends would be 1.5% higher than annual increases in price inflation.

        The annual return on investments was assumed to be 0.59% (APS) or 2.75% (NAPS) higher than the onward increase in earnings. Annual pension increases, over the long term, were assumed to be equal to price inflation for APS and 0.25% less than price inflation for NAPS.

        Employer contributions in respect of overseas employees have been determined in accordance with best local practice.

(b)
Postretirement medical benefits

        Provision has been made in the financial statements for postretirement medical benefits payable in respect of certain current and former employees in the United States.

        The ongoing cost of providing postretirement medical benefits has been assessed with the advice of qualified actuaries, and is recognized on a basis similar to that used for defined benefit pension schemes.

FRS 17 Disclosures for the year ended March 31, 2002

        The Group has continued to account for pensions in accordance with SSAP 24. FRS 17 "Retirement benefits" will not be mandatory for the Group until the year ending March 31, 2004, however, the following transitional disclosures are required.

	Year ended March 31, 2002
	APS and NAPS	Other Schemes
	% p.a.
Inflation	2.5	2.0 - 3.0
Rate of increase in salaries	4.0	2.5 - 6.0
Rate of increase of pensions in payment	2.5	2.0 - 8.0
Discount rate	6.0	3.0 - 8.0

Market Values of the schemes' assets at March 31, 2002 were

	March 31, 2002
	APS and NAPS	Other Schemes	Total
	(£ million)
Equities	5,024	153	5,177
Bonds	3,854	77	3,931
Others	796	49	845

	9,674	279	9,953

        The following amounts at March 31, 2002 were measured in accordance with the requirements of FRS 17.

	March 31, 2002
	APS and NAPS	Other Schemes	Total
	(£ million)
Total market value of assets	9,674	279	9,953
Present value of liabilities	8,861	373	9,234

Surplus/(deficit)	813	(94)	719
APS irrecoverable surplus	1,207		1,207

Pension liability before allowance for deferred tax	(394)	(94)	(488)
Related deferred tax	118	28	146

Net pension liability	(276)	(66)	(342)

        If the above amounts had been recognised in the financial statements, the Group's net assets and retained earnings at March 31, 2002 would be

March 31, 2002
(£ million)
Net assets excluding pension liability	2,207
Pension liability	(342)

Net assets including pension liability	1,865

Retained earnings excluding pension liability	687
Pension liability	(342)

Retained earnings	345

        The amounts above have been calculated after taking account of pensions prepayments and provisions for pension and other postretirement benefits, net of related deferred tax.

Note 36—Contingencies

        There were contingent liabilities at March 31, 2002 in respect of guarantees and indemnities entered into as part of, and claims arising from, the ordinary course of business, upon which no material losses are likely to arise.

        The Group has guaranteed certain borrowings, liabilities and commitments which at March 31, 2002 amounted to £149 million (2001: £143 million).

Note 37—Forward Transactions in Foreign Currency

        The Group had the following forward contracts outstanding:

	March 31		March 31
	2002	2001	2001	2001
	(Currency millions)		(£ million)	(£ million)
Maturing within one year
to cover future capital commitments in US Dollars	—	$70	—	42
to hedge future currency revenues against Sterling	—	—	34	71
to hedge future operating payments against US Dollars	$39	$38	—	—
to hedge future fuel costs in US Dollars	$757	$594	532	417
to hedge future operating payments against Sterling	—	—	44	72
to hedge debt in foreign currency	—	euro49	—	31
Maturing after one year
to hedge future currency revenues against Sterling	—	—	1	1

Note 38—Related Party Transactions

        The Group has had transactions, during the year under review, with related parties, as defined in Financial Reporting Standard 8, Related Party Disclosures.

        As is common practice in the airline industry, British Airways, Qantas, Iberia and Comair from time to time carry each other's passengers travelling on the other airlines' tickets. The settlement between related carriers is actioned through the IATA Clearing House, of which the airlines below are members.

Qantas Airways Limited

        The Group has a 21.4% equity investment in Qantas, and has a "Joint Service Agreement" with the airline which started in November 1995. The agreement allows the two airlines to co-operate in developing schedules and fares and to share revenues and costs for the core "Kangaroo" routes between Europe and Australia.

        As at March 31, 2002 the net trading balance due to British Airways from Qantas (via the IATA clearing house) amounted to £18 million (2001: £13 million). The Group currently wet-lease aircraft to Qantas on normal commercial terms.

Iberia, Lineas Aéreas De España, S.A. ("Iberia")

        The Group has a 9% investment in Iberia, which was completed in March 2000.

        As at March 31, 2002, the net trading balance due to British Airways from Iberia amounted to £0.1 million (2001: £0.1 million).

Comair

        The Group has an 18.3% investment in Comair and has a franchise agreement with the Company that commenced in October 1996.

        As at March 31, 2002, the net trading balance due to Comair amounted to £6 million (2001: £9 million).

Accoladia Limited

        The Group has a 50% investment in Accoladia, acquired in April 2000. The settlement between British Airways and Accoladia is acquired actioned through the Bank Settlement Plan of which both companies are members. As at March 31, 2002 the net trading balance was nil. The turnover during the year to March 31, 2002 was £41 million.

Opodo Limited

        The Group has a 22.9% investment in Opodo. The settlement between British Airways and Opodo is actioned through the Bank Settlement Plan of which both companies are members. As at March 31, 2002 the net trading balance was nil (2001: £nil million). The revenue during the year to March 31, 2002 was nil (2001: £nil million).

Directors' and Officers loans and transactions

        No loans or credit transactions were outstanding with Directors or Officers of the Company at the end of the year which need to be disclosed in accordance with the requirements of Schedule 6 to the Companies Act 1985.

        In addition to the above, the Group also has transactions with related parties which are conducted in the normal course of airline business. These include the provision of airline and related services.

Note 39—Employee Share Schemes

        British Airways has adopted a number of employee share schemes in the United Kingdom. These include the British Airways Profit Sharing Scheme, a Savings Related Share Option Scheme and an Executive Share Option Scheme. British Airways has also adopted an Employee Share Purchase Plan for its non-executive US employees and an Executive Share Option Plan for its executive US employees.

        All full-time Executive Directors and all employees (full-time or part-time) who have worked for the Company or a participating company for a qualifying period as determined by the Directors (but not to exceed five years) and any other employees nominated by the Directors are eligible to participate in the Savings-Related Scheme.

        Employees granted an option under the Savings-Related Scheme must enter into a savings contract with a designated savings carrier under which they make monthly savings for a period of three years or, if the Directors determine, any other period permitted under the relevant legislation. The monthly savings must not exceed the limit imposed by the relevant legislation (currently £250 per month). A bonus equivalent to three times the monthly savings will be payable after three years. An option is granted to the employee which is normally exercisable within six months after the bonus is payable under the savings contract using the amount saved plus the bonus.

        Options will be granted at an options price which is not less than 80% of the average of the market value of the shares for the three days following the 14th day after invitations are sent out (or some other date agreed with the Inland Revenue) and, where shares are to be subscribed their nominal value (if greater). Market value means on any day the average of the middle market quotation derived from the Daily Official List of the Financial Services Authority over the three preceding business days.

        Options are normally exercisable for a six-month period following the bonus date under the relevant savings contract. If the option is not exercised within this six month period, the option will lapse. Options may also, however, be exercised early in certain circumstances, for example on the option holder ceasing to be an employee due to death, injury, disability, redundancy, retirement or following change of control of the employing company and in the event of a takeover or winding-up of the Company. Exercise is also allowed where the employee leaves and the option has been held for more than three years. If any option is exercised early, the option holder may only use the savings made under the savings contract (together with any interest) at that time to exercise the option.

        The British Airways Executive Share Option Scheme 1987 was introduced at the flotation of the Company in 1987 and was operated each summer (except in 1991 when the Share Appreciation Rights Plan 1991 was operated instead) as the long term incentive plan for executives. The scheme ceased to operate in 1995. A summary of the principle features of the scheme is set out below.

        A selected group of key full-time executives were eligible. The maximum allocation per executive was four times relevant emoluments for the current or preceding year of assessment (which ever of those years gives the greater amount).

        Options were granted at an option price which is not less than the greater of the market value of the shares and the nominal value thereof. Market value means on any day the average of the middle market quotation derived from the Daily Official List of the Financial Services Authority for the three preceding business days. Grants were made within 42 days of the preliminary announcement of the Company's final results and /or the preliminary announcement of the Company's half-yearly results in respect of any financial period.

        Options are exercisable between the third and tenth anniversary of the date of grant, conditional on the executive remaining in employment.

        Under the schemes not more than 10% in the aggregate of the issued share capital of British Airways may be subscribed or issued pursuant to options granted under such schemes and any other employee share schemes of the Group in any period of ten years. There are also restrictions as to the number of shares which may be subscribed or placed under option within certain periods.

        The following information is presented in compliance with the requirements of Financial Accounting Standards Board ("FASB") Statement No. 123 "Accounting for Stock-based Compensation" (SFAS 123).

        Share option transactions for all the schemes are summarized as follows:

	Year ended March 31
	2002		2001		2000
	Number of shares	Weighted-average exercise price	Number of shares	Weighted-average exercise price	Number of shares	Weighted-average exercise price
		(£)		(£)		(£)
Outstanding—April 1	52,778,386	3.20	50,999,319	3.17	22,907,138	4.08
Granted	7,276,843	3.21	6,327,491	3.80	34,078,595	2.68
Exercised	(144,317)	2.75	(891,911)	2.96	(1,561,395)	2.95
Cancelled in year	(16,598,972)	3.76	(3,656,513)	3.81	(4,425,019)	4.17

Outstanding—March 31	43,311,940	2.99	52,778,386	3.20	50,999,319	3.17

Exercisable—March 31	2,088,976	3.77	3,366,129	3.87	11,748,355	3.69

Available for grant—March 31	2,086,575		6,308,848		2,068,314

        Options outstanding at March 31, 2002 can be exercised between 2002 and 2011.

        The weighted-average fair value of options granted in the year ended March 31, 2002 was £1.09 and was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield 6%, expected volatility of 59.6%, risk-free interest of 4% and expected life of 7 years.

        The weighted-average fair value of options granted in the year ended March 31, 2001 was £1.60 and was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield 6%, expected volatility of 48.8%, risk-free interest of 5.25% and expected life of 7 years.

        The weighted-average fair value of options granted in the year ended March 31, 2000 was £1.15 and was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield 6%, expected volatility of 42%, risk-free interest of 5% and expected life of 3 years and 3 months.

        Summarized information regarding options outstanding at March 31, 2002:

Options outstanding				Options exercisable
Range of exercise prices	Number outstanding	Weighted- average remaining contractual life	Weighted- average exercise price	Number exercisable	Weighted- average exercise price
2.38 - 2.95	22,537,132	3.64	2.39	448,238	2.80
2.96 - 3.52	7,356,623	3.24	3.22	—	—
3.53 - 4.09	12,796,949	3.82	3.87	1,019,502	3.93
4.10 - 4.65	621,236	4.40	4.21	621,236	4.21

2.38 - 4.65	43,311,940			2,088,976

Note 40—Companies Act 1985

        These financial statements are not the Company's statutory accounts within the meaning of Section 240 of the Companies Act 1985 of Great Britain. Statutory accounts for each of the years ended March 31, 2002, 2001 and 2000, on which the auditors have given unqualified audit reports, have been delivered to the Registrar of Companies for England and Wales.

Note 41—Foreign Currency Translation Rates

	Closing rates at March 31			Annual average rates for the year ended March 31
	2002	2001	2000	2002	2001	2000
US Dollar	1.42	1.43	1.60	1.43	1.49	1.61
Japanese Yen	189.00	178.00	164.00	179.00	163.00	180.00
Australian Dollar	2.67	2.93	2.63	2.82	2.66	2.50
Euro	1.63	1.62	1.67	1.63	1.63	1.56

Note 42—Differences between United Kingdom and United States Generally Accepted Accounting Principles

        The financial statements are prepared in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP") which differ in certain respects from those generally accepted in the United States ("US GAAP"). The significant differences are described below.

(a) Goodwill

        Up to March 31, 1998, under UK GAAP British Airways set off goodwill arising on acquisitions directly against retained earnings. Goodwill arising on acquisitions since April 1, 1998 is capitalized and amortized over its useful economic life. Under US GAAP, goodwill arising on acquisitions has always been amortized over its useful life. For the purposes of determining the differences between UK GAAP and US GAAP in relation to goodwill arising prior to March 31, 1998, the expected useful life of goodwill has been taken to be 40 years. The gain or loss on disposal of a business is determined after incorporating the attributable amount of any purchased goodwill, including any previously set off against retained earnings.

(b) Property and fleet valuation

        Under US GAAP, tangible assets must be stated at cost less accumulated depreciation in the financial statements. The valuation of properties at March 31, 1995 and fleet at March 31, 1988 incorporated by British Airways in its financial statements would not, therefore, have been included in financial statements prepared in accordance with US GAAP and the subsequent charges for depreciation would have been correspondingly lower. When such assets are sold, however, any revaluation surplus thus realized would be reflected in income.

(c) Dividends

        Under UK GAAP, dividends are recorded in the financial statements for the period to which the dividend relates. Under US GAAP, the liability for dividends is recorded in financial statements when declared.

(d) Foreign currency translation

        Aircraft which are financed in whole or in part in foreign currency, either by loans, finance lease obligations or hire purchase arrangements, are regarded, together with the related liabilities, as a separate group of assets and liabilities and accounted for in foreign currency. The amounts in foreign currency are translated into Sterling at rates ruling at the balance sheet date and the net differences arising from the translation of aircraft costs and related foreign currency loans are taken to retained earnings. Under US GAAP, the cost of these aircraft would be fixed in Sterling at the rate of exchange ruling at the date of the original acquisition, lease or hire purchase and the exchange gain or loss on the related foreign currency loans would be reflected in income.

(e) Gains on sale and leaseback transactions

        Under UK GAAP, gains arising on sale and leaseback transactions are recognized as part of income to the extent that the sale proceeds do not exceed the fair value of the assets concerned. Gains arising on the portion of the sale proceeds which exceed the fair value are deferred and amortized over the minimum lease term. Under US GAAP, any realized revaluation gains, would be deferred in full and amortized over the minimum lease term.

(f) Pensions

        For the purposes of the reconciliations below, British Airways adopted the provisions of Statement No. 87, "Employers' Accounting for Pensions" (SFAS 87) as from April 1, 1989 in respect of the Group's principal pension plans, the Airways Pension Scheme (APS) and the New Airways Pension Scheme (NAPS). These have been presented in accordance with SFAS 132 "Employers' Disclosures about Pensions and Other Post retirement Benefits". Under SFAS 87 the cost of providing pensions is attributed to periods of service in accordance with the benefit formulae underlying the pension plans. The resultant projected benefit obligation is matched against the current value of the underlying plan assets and unrecognized actuarial gains and losses in determining the pension cost or credit for the year. The net periodic pension cost for these plans for the year ended March 31, 2002 amounted to £111 million (2001: £108 million; 2000: £107 million) under UK GAAP compared with a credit of £125 million (2001: credit £15 million; 2000: charge £189 million) under SFAS 87. The resultant decrease in operating costs of £236 million (2001: decrease of £126 million; 2000: increase of £82 million), net of related deferred tax charge of £71 million (2001: charge of £38 million; 2000: credit of £25 million) would increase net income under US GAAP by £165 million (2001: increase of £85 million; 2000: decrease of £57 million) and would be reflected in the consolidated balance sheet as a reduction to accrued pension costs.

        The components of the net periodic pension cost under SFAS 87 for the three years ended December 31, 2001 are as follows:

	Year ended December 31
	2001	2000	1999
	(£ million)
Service cost	165	208	221
Interest cost	514	501	461
Return on plan assets	(678)	(625)	(560)
Net amortization
Prior service cost	16	16	17
Experience gain	(105)	(78)	87
Unrecognized transition asset	(37)	(37)	(37)

Total net periodic pension cost	(125)	(15)	189

        The estimated funded status of the British Airways pension plans under SFAS 87 is as follows:

	Year ended December 31
	2001		2000
	APS	NAPS	APS	NAPS
		(£ million)
Actuarial present value of accumulated benefit obligation (ABO) and vested benefit obligation (VBO) December 31	4,470	3,746	4,427	3,341

Change in plan assets
Plan assets at fair value January 1	6,636	3,865	6,771	3,788
Actual return on plan assets	(462)	(326)	117	44
Employer contribution	—	126	—	108
Plan participants' contributions	17	57	20	53
Benefits paid	(287)	(115)	(272)	(128)

Plan assets at fair value December 31	5,904	3,607	6,636	3,865
Change in benefit obligation
Projected benefit obligation January 1	4,719	4,056	4,664	3,870
Service cost	26	139	44	164
Interest cost	275	239	272	229
Plan participants' contributions	17	57	20	53
Actuarial (gain)/loss	—	68	(9)	(132)
Benefits paid	(287)	(115)	(272)	(128)

Projected benefit obligation December 31	4,750	4,444	4,719	4,056
Plan assets in excess of/(less than) projected benefit obligation	1,154	(837)	1,917	(191)
Unrecognized prior service cost	—	33	9	41
Unrecognized portion of net asset from initial application of SFAS 87	(74)	(11)	(107)	(16)
Unrecognized net (profit)/loss	(308)	406	(1,303)	(238)

Prepaid/(accrued) pension cost December 31	772	(409)	516	(404)

        Under SFAS 87, the excess of plan assets over the projected benefit obligation at the transition date (April 1, 1989) are recognized as a reduction of pension expense on a prospective basis over 15 years. Unrecognized prior service costs and actuarial gains and losses (zero corridor) are amortized over the memberships' average future working lifetimes of 13.5 years (NAPS) and 8 years (APS).

        The calculation of the projected benefit obligation at December 31, 2001 assumed a discount rate of 5.75% (2000: 6%), an expected long term rate of return on assets of 7% (2000: 7%) and an increase in future compensation levels of 4% (2000: 4%).

        The assets of the schemes are invested primarily in equities, bonds and property. No securities of British Airways or its subsidiary companies were held by either scheme as at December 31, 2001.

(g) Postemployment benefit obligations

        British Airways has no significant liabilities in respect of post employment benefit obligations as of March 31, 2002, as defined by FAS 112 "Employers' Accounting for Post Employment Benefits".

(h) Advertising costs

        Advertising costs are expensed when incurred as other operating expenses. Advertising expense for 2002, 2001 and 2000 was £43 million, £81 million and £84 million, respectively.

(i) Capitalized operating leases

        Under UK GAAP, certain FRS5 aircraft operating leases have been capitalized and the related liabilities included in finance lease obligations and the resulting assets are being depreciated over the remaining term of the lease. Under US GAAP, such leases would be classified as operating leases and neither the capital element nor the associated liability would be brought onto the balance sheet.

(j) Trade investments

        Under UK GAAP, trade investments are stated at cost less provision for permanent diminution in value. Under US GAAP, trade investments would be classified as available for sale, stated at market value and the unrealized gains/losses accounted for in shareholders' equity as a component of other comprehensive income.

(k) Investment in own shares

        Under UK GAAP, company shares held for the purposes of employee share ownership plans (ESOP) to meet future requirements of employee share schemes including the Long Term Incentive Plan are recorded in the balance sheet as fixed assets investments. Under US GAAP, such shares would be recorded in the balance sheet as a reduction of shareholders' equity.

(l) Impairment

        Both UK GAAP and US GAAP require that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. US GAAP requires the entity, in performing the review for recoverability, to estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. Otherwise, no impairment loss is recognized. Measurement of an impairment loss for long-lived assets and identifiable intangibles that an entity expects to hold and use is based on the fair value of the assets.

        For UK GAAP, to the extent that the carrying amount exceeds the recoverable amount, that is the higher of net realizable value and value in use (fair value), the fixed asset is written down to its recoverable amount.

(m) Provisions for diminution in value of investment

        Under UK GAAP, provisions for diminution in value of investments that are no longer required are written back through the statement of income. Under US GAAP, such write back of provisions is not permitted.

        In addition, the gains/(losses) on sale of investments and on sale of fixed assets would also be included in the determination of operating income under US GAAP. This difference in presentation has no impact on net income.

(n) Quasi-subsidiaries

        Under UK GAAP, where an entity, though not fulfilling the legal definition of a subsidiary company, gives rise to benefits for the Group that are, in substance, no different than those that would arise were that entity to be a subsidiary company, that entity is classified as a quasi-subsidiary company. Under US GAAP, these entities would be treated as associated companies and, accordingly, the results of British Airways' quasi-subsidiary would be accounted for as an associated company.

(o) Associated companies

        Adjustments made in respect of associated companies accounted for under UK GAAP to bring them into line with the US GAAP accounting principles are as set out above. UK GAAP requires the operating income or loss, exceptional items and interest expense and tax of associated companies to be shown separately from those of the Group. For US GAAP, the after-tax income or losses should be included in the income statement as a single line item. The adjustment has no overall effect on net income for the year or net assets.

(p) Accounting for derivative instruments and hedging activities

        On April 1, 2001, the Group adopted SFAS 133, Accounting for Derivative Instruments and Hedging Activities, as amended by Statement Nos. 137 and 138, for US GAAP reporting. Under SFAS 133, all derivative instruments are recognized on the balance sheet at their fair values. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. To the extent certain criteria are met, SFAS 133 permits, but does not require, hedge accounting. Changes in fair values of derivatives not designated as hedges are reported within net income.

        The derivatives held by the Group do not qualify for hedge accounting under SFAS 133 as the documentation supporting the hedging transactions was not sufficient to meet the standards required by SFAS 133. There is no current intention to modify the Group's accounting practice to satisfy the criteria for hedge accounting under SFAS 133.

        On adoption of SFAS 133, the Group would have recorded a cumulative effect on accounting change amounting to £4 million, net of income taxes, in other comprehensive income, being the net effect of a £10 million increase in respect of the fair values of forward currency transactions and fuel derivatives offset by £6 million decrease in respect of the fair values of interest rate swaps.

        During the year to March 31, 2002, the Group recognized a net gain of £41 million in the income statement as a result of changes in the fair value of derivatives, comprising unrealized gains of £43 millon on fuel derivatives and unrealized losses of £2 million on interest rate swaps, of which £4 million is the cumulative effect on prior year of adoption of SFAS 133.

        In prior years, under US GAAP, the notional gain or loss arising on the translation of certain outstanding foreign currency forward exchange contracts at each balance sheet date, at the forward rates of exchange ruling at that date, would have been included in the determination of the net income. Under UK GAAP, British Airways did not take account of such notional gains and losses.

(q) Stock compensation

        FIN 44 "Accounting for Certain Transactions involving Stock Compensation" has been effective from July 1, 2000, and provides interpretative guidance on accounting for stock-based compensation. As allowed by SFAS 123, British Airways has elected to continue under APB 25 "Accounting for Stock Issued to Employees". In accordance with this accounting statement the Company does not recognize compensation expense on the grant of options. Had compensation expense for the purposes of measuring stock-based compensation been recorded based on the fair values, British Airways net income and earnings per share for the years ended March 31, 2002, 2001 and 2000 would not have been materially affected. Because options vest over several years and additional options grants are expected, the effects of these fair value calculations are not likely to be representative of similar future calculations

(r) Frequent flyer revenue

        Under US GAAP, following the implementation of SAB 101 "Revenue Recognition in Financial Statements", a proportion of frequent flyer revenue is deferred until the frequent flyer airmiles are redeemed. The cumulative effect of this adjustment for the periods prior to April 1, 1999 was dealt with in the determination of net income for the year ended March 31, 2000.

(s) Deferred tax

        British Airways provides for deferred tax in accordance with FRS 19 on all timing differences with the exception of gains on revaluations of fixed assets or where potentially taxable gains have been rolled over where there is no commitment to dispose of the relevant asset. In addition, in the case of deferred tax assets where it is not considered to be more likely than not that there will be suitable taxable profits from which to offset the timing differences.

        Under US GAAP deferred tax is generally provided on a full liability basis on all temporary differences between the accounting and tax bases of the Group's assets and liabilities.

        The estimated effect of the significant adjustments to net (loss)/income and to shareholders' equity which would be required if US GAAP were to be applied instead of UK GAAP may be summarized as follows:

NET (LOSS)/INCOME

	Year ended March 31
	2002	2001	2000
	(£ million, except per Ordinary Share and ADS amounts)
		Restated(1)	Restated(1)
Net (loss)/income for the year as reported under UK GAAP	(142)	67	(21)

Adjustments:
Other revenue
Deferred frequent flyer revenue	(22)	(15)	(136)
Depreciation and amortization
Goodwill in respect of subsidiary companies	(11)	(11)	(15)
Goodwill in respect of associated companies	(2)	(1)	(2)
Impairment of goodwill in respect of Air Liberté	—	56	(39)
Fleet	10	10	—
Finance leased aircraft	30	37	55
Property	4	4	2
Aircraft operating lease costs	(63)	(87)	(96)
Equity accounting of associated companies
Share of results of associated companies	(13)	1	14
Share of tax of associated companies	4	(1)	(5)
Interest expense	37	40	41
Pension costs	236	126	(82)
Exchange (losses)/gains
Arising on translation of aircraft related loans	(8)	(152)	(44)
Change in fair value of derivatives	37	(4)	4
Reclassification of cumulative effect on prior years on adoption of SFAS 133 from other comprehensive income	4	—	—
Income on disposal of tangible fixed assets and investments
Arising on disposal of revalued aircraft	—	—	2
Arising on disposal of revalued property	15	(7)	1
Arising on sale and leaseback transactions	5	7	(2)
Loss on disposal of FRS5 aircraft	—	(12)	—
Profit on disposal of investments
Disposal of interests in associated companies	2	—	—
Disposal of interests in subsidiary companies	3	—	—
Deferred tax
Effect of the above adjustments	(66)	(25)	64
Effect of differences in methodology	(189)	193	(192)

	13	159	(430)

Net (loss)/income as adjusted to accord with US GAAP	(129)	226	(451)

Arising from:
(Loss)/income before cumulative effect of change in accounting principle	(129)	226	(371)
Cumulative effect on prior years of adopting SAB 101	—	—	(80)

Basic net (loss)/income as adjusted to accord with US GAAP	(129)	226	(451)

Net (loss)/Income per ordinary share as so adjusted
Basic	Pence	Pence	Pence
(Loss)/income before cumulative effect of change in accounting principle as adjusted to accord to US GAAP	(12.0)	21.0	(34.5)
Cumulative effect on prior years of adopting SAB 101	—	—	(7.4)

Net (loss)/income as adjusted to accord with US GAAP	(12.0)	21.0	(41.9)

Diluted
(Loss)/income before cumulative effect of change in accounting principle as adjusted to accord to US GAAP	(12.0)	20.8	(34.5)
Cumulative effect on prior years of adopting SAB 101	—	—	(7.4)

Net (loss)/income as adjusted to accord with US GAAP	(12.0)	20.8	(41.9)

Net (Loss)/Income per American depositary share as so adjusted
Basic
(Loss)/income before cumulative effect of change in accounting principle as adjusted to accord with US GAAP	£(1.20)	£2.10	£(3.45)
Cumulative effect on prior years of adopting SAB 101	—	—	£(0.74)

Net (loss)/income as adjusted to accord with US GAAP	£(1.20)	£2.10	£(4.19)

Diluted
(Loss)/income before cumulative effect of change in accounting principle as adjusted to accord to US GAAP	£(1.20)	£2.08	£(3.45)
Cumulative effect on prior years of adopting SAB 101	—	—	£(0.74)

Net (loss)/income as adjusted to accord with US GAAP	£(1.20)	£2.08	£(4.19)

(1)
The March 2001 and 2000 amounts have been restated for the implementation of FRS 19 (see Note 9 of Notes to the Financial Statements).

        The numerators and denominators used in computing basic and diluted net income per share are reconciled as follows:

	Year ended March 31
	2002	2001	2000
	(£ million)
		Restated	Restated
Net (loss)/income and numerator for basic earnings per share—(loss)/income available to common stockholders	(129)	226	(451)

Numerator for diluted earnings per share—(loss)/income available to common stockholders after assumed conversions	(129)	226	(451)

	Year ended March 31
	2002		2001		2000
	(Number of shares)
			Restated		Restated
Denominator for basic earnings per share—weighted average shares ('000)	1,076,042		1,075,496		1,074,823
Effect of dilutive securities:
Employee stock options	1,924		9,667		—

Denominator for diluted earnings per share—adjusted weighted-average shares and assumed conversions	1,077,966		1,085,163		1,074,823

Net (loss)/income per Ordinary Share
Basic	(12.0	)p	21.0	p	(42.0	)p

Diluted	(12.0	)p	20.8	p	(42.0	)p

        The outstanding share options have no dilutive effect for the years ended March 31, 2002 and 2000 given the loss for those years. The outstanding share options have a dilutive effect for the year ended March, 31 2001. The Convertible Capital Bonds do not have a dilutive effect for the years ended March 31, 2002 and 2001.

COMPREHENSIVE INCOME

        Comprehensive (loss)/income under US GAAP is as follows:

	Year ended March 31
	2002	2001	2000
	(£ million)
Net (loss)/income as adjusted to accord with US GAAP (see F-37)	(129)	226	(451)
Foreign exchange adjustments	19	(38)	10
Unrealized (losses)/gains on listed marketable trade investments in current period (including a deferred tax credit of £1 million)	(2)	(54)	13
Cumulative effect on prior years on adoption of SFAS 133	4	—	—
Adjustment for losses included in prior year comprehensive income relating to trade investments disposed of in the current period (including deferred tax of £12 milion)	(16)	—	(159)
Reclassification of cumulative effect adjustment into income arising in the year	(4)	—	—

Comprehensive (loss)/income adjusted to accord with US GAAP	(128)	134	(587)

        Movements in the components of other comprehensive (loss)/income are as follows:

	Currency translation differences	Unrealised gains/(losses) on listed securities	Unrealised gains/(losses) on hedges of future cashflows	Total
	(£ million)
At April 1, 1999	(139)	220	—	81
Arising in the year	10	(146)	—	(136)

At March 31, 2000	(129)	74	—	(55)
Arising in the year	(38)	(54)	—	(92)

At March 31, 2001	(167)	20		(147)
Cumulative effect on prior year adoption of SFAS 133	—	—	4	4
Reclassification of cumulative effect adjustment into income arising in the year	—	—	(4)	(4)
Arising in the year

	19	(18)	—	(1)

At March 31, 2002	(148)	2	—	(146)

SHAREHOLDERS' EQUITY

	March 31
	2002	2001
	(£ million)
Shareholders' equity as reported in the consolidated balance sheets under UK GAAP	2,016	2,121

Adjustments:
Intangible assets
Goodwill set off in respect of subsidiary companies
Cost	439	448
Amortization	(145)	(137)
Tangible assets
Fleet
Valuation uplifts	—	(1)
Exchange differences	(136)	(134)
Capitalized operating leases	(462)	(493)
Property and equipment
Valuation uplifts	(271)	(290)
Exchange differences	(1)	(12)
Quasi-subsidiary	(68)	(70)
Associated companies
Quasi-subsidiary	53	52
Net equity	(14)	(16)
Goodwill set off in respect of associated companies
Cost	71	80
Amortization	(18)	(16)
Trade Investments
Uplift to market value	2	39
Investment in own shares	(25)	(25)
Current assets
Cash, short term loans and deposits	(11)	(8)
Current liabilities
Fair value of financial derivatives	41	—
Accruals and deferred income	7	7
Pension costs accruals	372	136
Accounts payable	19	5
Proposed dividends	—	138
Loans, finance lease obligations and hire purchase arrangements	67	58
Unredeemed frequent flyer liabilities	(173)	(151)
Long-term liabilities
Accruals and deferred income	(6)	(10)
Loans, finance lease obligations and hire purchase arrangements	419	474
Provisions for liabilities and charges
Deferred tax
Effect of the above adjustments	(45)	(5)
Effect of differences in methodology	(60)	144

	55	213

Shareholders' equity as adjusted to accord with US GAAP	2,071	2,334

CONSOLIDATED STATEMENTS OF CASH FLOWS

        The Consolidated Statements of Cash Flows prepared in accordance with UK GAAP present substantially the same information as those required under US GAAP. These statements differ, however, with regard to classification of items within them and as regards the definition of cash and cash equivalents.

        Under US GAAP, cash and cash equivalents would not include bank overdrafts and borrowings with initial maturities of less than three months. Under UK GAAP, cash flows are presented separately for operating activities, dividends from associates, returns on investments and servicing of finance, tax, capital expenditure and financial investment, acquisitions and disposals, dividends paid, management of liquid resources and financing activities. US GAAP, however, requires only three categories of cash flow activity to be reported: operating, investing and financing. Cash flows from and returns on investments and servicing of finance shown under UK GAAP would be included as operating activities under US GAAP. The payment of dividends would be included as a financing activity under US GAAP. Under US GAAP, capitalized interest is treated as part of the cost of the asset to which it relates and thus included as part of investing cash flows; under UK GAAP all interest is treated as part of returns on investments and servicing of finance. All short-term investments are regarded as liquid resources for UK GAAP. Under US GAAP short-term investments with original maturity of three months or less are classified as cash equivalents and aggregated with cash in the cash flow statement. Cash flow in respect of short-term investments with original maturities exceeding three months are included in investing activities.

        The categories of cash flow activity under US GAAP can be summarized as follows:

	Year ended March 31
	2002	2001	2000
	(£ million)
Cash inflow from operating activities	544	939	898
Cash inflow/(outflow) on investing activities	118	(437)	(430)
Cash outflow from financing activities	(325)	(672)	(514)

Increase/(decrease) in cash and cash equivalents	337	(170)	(46)
Cash and cash equivalents at April 1	701	871	917

Cash and cash equivalents at March 31	1,038	701	871

CONCENTRATIONS OF CREDIT RISK

        Potential concentrations of credit risk to British Airways consist principally of short-term loans and deposits and accounts receivable.

        British Airways only deposits short-term cash surpluses with banks and institutions which it regards to be of high credit quality and, by policy, limits the amount of credit exposure to any one bank or institution. Accounts receivable comprise a large, widespread debtor base.

        British Airways did not consider there to be any significant concentration of credit risk at March 31, 2002.

FINANCIAL INSTRUMENTS

(a)
Fair values of financial instruments

        The carrying amounts and fair values of the material financial instruments of the Group are as follows:

	March 31
	2002		2001
	Carrying amount	Fair value	Carrying amount	Fair value
	(£ million)
Assets
Cash	64	64	71	71
Short-term loans and deposits	1,155	1,155	865	865
Listed securities	1	3	4	40
Unlisted securities	38	38	16	16
Liabilities
Overdraft	—	—	(3)	(3)
Bank and other loans	(1,199)	(1,222)	(941)	(974)
Euro sterling notes	(100)	(99)	(100)	(123)
Finance leases	(2,613)	(2,605)	(2,346)	(2,353)
Hire purchase arrangements	(3,243)	(3,248)	(3,656)	(3,665)
Convertible Capital Bonds 2005	(112)	(148)	(113)	(166)
Euro sterling bond 2016	(246)	(218)	—	—
6.75% perpetual preferred securities	(182)	(119)	(186)	(159)
Off-balance sheet instruments
Interest rate swaps	—	(2)	—	(6)
Forward currency transactions	—	1	—	6
Fuel derivatives	—	43	—	4

        The following methods and assumptions were used by the Group in estimating its fair value disclosures for financial instruments:

        Assets:

        Cash, short-term loans and deposits and unlisted securities:

    •
    the carrying amount reported in the balance sheet for cash, short-term loans and deposits and unlisted securities approximates their fair value.

        Listed securities:

    •
    these securities are valued based on their quoted prices.

        Liabilities:

        Bank and other loans, finance leases and the non Japanese Yen denominated portions of hire purchase arrangements carrying fixed rates of interest:

    •
    the repayments which the Group is committed to make have been discounted at the relevant interest rates applicable at March 31.

        Japanese Yen denominated portions of hire purchase arrangements carrying fixed rates of interest:

    •
    these amounts relate to the tax equity portions of Japanese leveraged leases which are personal to the Group, cannot be assigned and could not be refinanced or replaced in the same cross-border market on a marked-to-market basis and accordingly, a fair value cannot be determined. The carrying value of £1,065 million has therefore been included as the fair value above.

        Euro-sterling notes, Convertible Capital Bonds 2005, Euro Sterling Bond 2016 and 6.75% Perpetual Preferred Securities:

    •
    quoted market value.

        Off-balance sheet instruments:

        Interest rate swaps:

    •
    discounted cash flow analyses, to determine the estimated amount the Group would receive or pay to terminate the agreements. Discounted cash flow analyses are based on estimated future interest rates.

        Forward currency transactions:

    •
    difference between marked-to-market value and forward rate.

        Over-the-counter (OTC) fuel derivatives:

    •
    the marked-to-market value of the instruments.

(b)
Terms of certain financial instruments

        The risk management strategy for both treasury and fuel operations is implemented by the respective departments within the guidelines and parameters laid down by the Board of Directors and reflects a risk averse policy. The Company's policy is not to trade in derivatives but to use these instruments to hedge anticipated exposures.

        While British Airways considers the purchase of interest rate caps and the entering into of forward rate agreements as bona fide exposure management activities, it would not generally contemplate the opening of new exposures by selling puts, calls or options, other than for fuel. Other treasury derivative instruments would be considered on their merits as valid and appropriate risk management tools and under the treasury governance framework, require Board approval before adoption.

        British Airways has entered into hedging arrangements to reduce its exposure to sudden significant fluctuations in oil prices. As at March 31, 2002, the actual commitment was US$757 million (equivalent to £532 million) and the unrealised gain on these transactions was £43 million (£43 million relating to the off-balance sheet instruments). The Group's fuel risk management strategy aims to provide the airline with protection against sudden and significant increases in oil prices while ensuring that the airline is not competitively disadvantaged in a serious way in the event of a substantial fall in the price of fuel. In meeting these objectives, the fuel risk management program allows for the judicious use of a number of derivatives traded on regulated exchanges in London (the International Petroleum Exchange) and New York (the New York Mercantile Exchange) as well as on the Over-The-Counter (OTC) markets with approved counter-parties and within approved limits. The instruments used include futures and forward contracts, options, collars, caps and swaps.

        The strategy operates within limits set by the Board and agreed in detail by the Fuel Hedging Committee, which is made up of representatives fromrelevant internal departments.

        The Hedging Committee reviews the use of these instruments on a regular basis.

        In addition, British Airways also uses three other forms of derivative: interest swaps, currency swaps and forward foreign exchange contracts.

        All interest rate swaps outstanding at March 31, 2002 are summarized under Note 29. All such swaps were put in place at the time of the relevant borrowing being drawn down in order to create fixed rate borrowing.

        Derivatives involve, to varying degrees, credit and market risk. With regard to credit risk, the Group may be exposed to credit losses in the event of non-performance by counterparties to these financial instruments, but it does not expect any of the counterparties to fail to meet its obligations. To manage credit risks, the Group only selects counterparties which it regards to be high credit quality and, by policy, limits the amount of credit exposure to a single counterparty.

        Market risk is the possibility that a change in interest rates, currency exchange rates or oil prices will cause the value of a financial instrument to decrease or its obligations to become more costly to settle. When derivatives are used for the purpose of risk management, they do not expose the Group to market risk because gains and losses on the derivatives offset losses and gains on the asset, liability or transaction being hedged.

DEFERRED TAX

        Analysis of deferred tax balance under US GAAP at March 31, 2002 and 2001:

	March 31
	2002		2001
	(£ million)
Deferred tax liabilities
Excess of book value over tax value of fixed assets	1,335		1,269
Other temporary differences	125		67

		1,460		1,336
Deferred tax assets
Tax effect of losses carried forward	(243)		(230)
Less: valuation allowance	—		—

	(243)		(230)
Other temporary differences	(81)		(151)

		(324)		(381)

		1,136		955

Of which:
Current		44		(84)
Non-current		1,092		1,039

		1,136		955

Note 43—Subsequent events

        On May 8, 2002, the Company entered into a binding agreement with easyJet, which grants easyJet the option to buy 100% of Deutsche BA, the Group's German airline subsidiary, by March 31, 2003. The amount payable by easyJet is potentially between Euros 30 million (£18 million) and Euros 46 million (£28 million) dependent on when the option is exercised.

        On March 7, 2002, the Company reached a conditional agreement to sell a 70% shareholding in its subsidiary company, World Network Services, the data management company based in India plus certain UK based assets, to Warburg Pincus, the private equity investor, for sale proceeds of £10 million. The transaction became unconditional on May 20, 2002. On July 4, 2002, following a further share issue to Warburg Pincus in which the Company did not participate, the Company's interest was diluted to 15%.

SCHEDULE II

BRITISH AIRWAYS Plc AND SUBSIDIARIES

VALUATION AND QUALIFYING ACCOUNTS

		Additions
Description	Balance at beginning of year	Charged to costs and expenses	Charged to other accounts	Deductions	Balance at end of year
	(£ million)
Year ended March 31, 2002
Allowances for bad and doubtful accounts	37	25	—	(22)	40
Allowances against cash and bank balances which are not remittable or are slow moving	11	—	—	—	11
Year ended March 31, 2001
Allowances for bad and doubtful accounts	36	3	—	(2)	37
Allowances against cash and bank balances which are not remittable or are slow moving	6	5	—	—	11
Year ended March 31, 2000
Allowances for bad and doubtful accounts	35	19	—	(18)	36
Allowances against cash and bank balances which are not remittable or are slow moving	2	4	—	—	6

LIST OF EXHIBITS

1.1
Memorandum and Articles of Association dated July 17, 2001..

2.1
The total amount of long-term debt securities of the registrant and its subsidiaries under any one instrument does not exceed 10% of the total assets of BA and its subsidiaries on a consolidated basis. BA agrees to furnish copies of any or all such instruments to the Securities and Exchange Commission on request.

4.1
Service Agreement between Roderick Eddington and British Airways Plc dated July 7, 2000 as incorporated by reference to the Company's report on Form 20-F for the year ending March 31, 2001.

4.2
Service Agreement between Mike Street and British Airways Plc dated July 1, 2001 as incorporated by reference to the Company's report on Form 20-F for the year ending March 31, 2001.

4.3
Service Agreement between John Rishton and British Airways Plc dated September 1, 2002.

4.4
Letter Agreement between Rod Eddington and British Airways Plc dated March 15, 2001, relating to pension compensation.

4.5
Letter Agreement between John Rishton and British Airways Plc dated June 19, 2002, relating to pension compensation.

8.1
Subsidiaries.

8.2
Consent of the Independent Auditors, included in F-1.