Form 20-F
period 2003-03-31
BRITISH AIRWAYS PLC
filed 2003-07-18
CIK 809023

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

(Mark One)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: March 31, 2003

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-9384

BRITISH AIRWAYS Plc

(Exact name of Registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation or organization)

Waterside, PO Box 365, Harmondsworth, UB7 0GB England

(Address of principal executive offices)

        Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares of 25p each	New York Stock Exchange
Ordinary Shares of 25p each	New York Stock Exchange*

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

Ordinary Shares of 25p each	1,082,784,318

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X] No [ ]

        Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [ ] Item 18 [X]

__________

* Omitted pursuant to General Instructions for Form 20-F.

** The Registrant has responded to Item 18 in lieu of responding to Item 17.

INTRODUCTORY NOTE

        Unless the context indicates otherwise, the "Company", "BA" or "British Airways" refers to British Airways Plc and "BA Group" or "Group" refers to British Airways, its subsidiaries and its quasi-subsidiary. "Airline" refers to British Airways Plc, British Airways CitiExpress Limited, dba (formerly Deutsche BA Luftfahrtgesellschaft Gmbh), and for historical comparatives Air Liberté. "Qantas" refers to Qantas Airways Limited.

        BA publishes its financial statements expressed in United Kingdom ("UK") pounds Sterling. In this document references to "US Dollars", "US $", or "$" are to United States ("US") Dollars, references to "pounds Sterling", "Sterling" and "pence" or "p" are to UK currency, references to "Japanese Yen" or "Yen" are to the currency of Japan, references to "Euro" are to the currency of the European Union and references to "A$" are to Australian Dollars. For the convenience of the reader, this document contains translations of certain pounds Sterling amounts to US Dollars at $1.579 to Sterling 1.00, the noon buying rate in New York City for cable transfers in pounds Sterling as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on March 31, 2003. These translations should not be construed as representations that the pounds Sterling amounts actually represent such US Dollar amounts or could be converted into US Dollars at the rate indicated. The Noon Buying Rate on June 30, 2003 was $1.6529 to Sterling 1.00. For historical information regarding rates of exchange between US Dollars and pounds Sterling, see "Item 3 --- Key Information --- Exchange Rates". For a discussion of the Group's exposure to exchange rate fluctuations arising from its operations, see "Item 5 --- Operating and Financial Review and Prospects ---Other Matters --- Foreign Currency Exposure" and "Item 11 --- Quantitative and Qualitative Disclosures about Market Risk -- Foreign Currency Risk".

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

        The Company's fiscal year ends on March 31 of each year, and references herein to "fiscal year" or "fiscal" are to the year ended March 31 of the year specified.

        Certain information contained in this report, including, without limitation, in "Item 4 --- Information on the Company" and "Item 8 --- Financial Information --- Legal Proceedings" as well as certain statements made throughout "Item 5 --- Operating and Financial Review and Prospects" and "Item 11 --- Quantitative and Qualitative Disclosures about Market Risk" are forward-looking and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward-looking statements. Forward-looking statements included in this document and in documents incorporated herein by reference generally may be identified by the words "will", "expects", "plans", "anticipates", "intends", and similar expressions that indicate the statement addresses the future. Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Company's plans and objectives for future operations, including, without limitation, discussions of the Company's Future Size and Shape ("FSAS") program, cost reductions, aircraft financing, expected future revenues, financing plans and expected expenditures and divestments. All forward-looking statements in this report are based upon information known to the Company at the time of such statement. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. It is not reasonably practicable to itemize all of the many factors and specific events that could cause the Company's forward-looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy. Some factors that could significantly affect expected capacity, load factors, yields, revenues, expenses, unit costs, capital expenditures, cash flows and margins include the airline pricing environment, customer demand, fuel and other commodity costs, capacity decisions of other carriers, cost of safety and security measures, actions of the UK and other governments, foreign currency exchange rate fluctuations, inflation, the economic environment of the airline industry, the general economic environment, the commencement or escalation of hostilities, terrorist activities, health scares, the ability to reach labor and wage agreements, industrial actions such as strikes, compensation levels in the industry, the status of the Company's relationships with the union groups, and other factors discussed herein, including under "Item 3 --- Key Information --- Risk Factors".

SPECIALIST TERMS

Available seat kilometers (ASK)	the number of seats available for sale multiplied by the distance flown

Available tonne kilometers (ATK)	the number of tonnes (2,240 lbs) of capacity available for the carriage of passengers and cargo multiplied by the distance flown

Revenue passenger kilometers (RPK)	the number of revenue passengers carried multiplied by the distance flown

Cargo tonne kilometers (CTK)	the number of revenue tonnes of cargo (freight and mail) carried multiplied by the distance flown

Revenue tonne kilometers (RTK)	the number of revenue tonnes of cargo and passengers carried multiplied by the distance flown

Load factor	the percentage relationship of revenue passengers and/or cargo carried to capacity available

Passenger load factor	RPK expressed as a percentage of ASK

Overall load factor	RTK expressed as a percentage of ATK

Frequent flyer RPKs as a percentage of total RPKs

the amount of frequent flyer RPKs expressed as a percentage of total RPKs is indicative of the proportion of total passenger traffic that is represented by redemption of frequent flyer miles in the year

Passenger yield	passenger revenue from airline operations divided by RPK

Total traffic revenue per RTK	revenue from total traffic (passenger scheduled and non-scheduled and cargo) divided by RTK

Total traffic revenue per ATK	revenue from total traffic (passenger scheduled and non-scheduled and cargo) divided by ATK

Codesharing	co-operation between two airlines where one airline sells tickets using its own flight code for the other airline's flight

Punctuality	the industry's standard measured as the percentage of flights departing within 15 minutes of schedule

Regularity	the percentage of flights completed to flights scheduled, excluding flights canceled for commercial reasons

Unduplicated route kilometers	all scheduled flight stages counted once, regardless of frequency or direction

Manpower equivalent (MPE)	number of employees adjusted for part-time workers, overtime and contractors

PART 1

Item 1 --- Identity of Directors, Senior Management and Advisers

        Not applicable.

Item 2 --- Offer Statistics and Expected Timetable

        Not applicable.

Item 3 --- Key Information

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

Group Profit and Loss Account
	Year ended March 31
	2003 (1)	2003	2002	2001	2000	1999
	(in millions, except per Ordinary Share amounts)
Amounts in accordance with UK GAAP	$	Sterling	Sterling	Sterling	Sterling	Sterling
Turnover	12,139	7,688	8,340	9,278	8,940	8,892
Cost of sales	(11,468)	(7,263)	(8,291)	(8,757)	(8,679)	(8,273)

Gross profit	671	425	49	521	261	619
Administrative expenses	(206)	(130)	(159)	(141)	(177)	(177)

Operating profit/(loss)	465	295	(110)	380	84	442
Share of operating profit in associates	62	39	22	64	75	62

Total operating profit/(loss) including associates	527	334	(88)	444	159	504

Other income and charges	(6)	(4)	21	1	5	27

Profit/(loss) on sales of fixed assets and investments	95	60	145	(69)	249	51
Net interest payable	(403)	(255)	(278)	(226)	(408)	(357)
Profit/(loss) before tax	213	135	(200)	150	5	225
Tax	(79)	(50)	71	(69)	(56)	(54)
Profit/(loss) after tax	134	85	(129)	81	(51)	171
Equity minority interests	---	---	(1)	(2)	---	---
Non-equity minority interests	(20)	(13)	(12)	(12)	(11)	---
Profit/(loss) for the year	114	72	(142)	67	(62)	171
Dividends	---	---	---	(193)	(195)	(191)
Retained profit/(loss) for the year	114	72	(142)	(126)	(257)	(20)

Earnings/(loss) per Ordinary Share(2)
Basic	$ 0.11	6.7p	(13.2)p	6.2p	(5.8)p	16.2p
Diluted	$ 0.11	6.7p	(13.2)p	6.2p	N/a	16.1p
Basic weighted average number of shares	1,073	1,073	1,076	1,075	1,075	1,055
Diluted weighted average number of shares	1,073	1,073	1,078	1,085	1,075	1,121

Amounts in accordance with US GAAP(3):
Net (loss)/income for the year before cumulative effect of change in accounting principle
cumulative effect of change in accounting principle	$ (202)	(128)	(119)	226	(371)	115

Cumulative effect on prior years of adopting SAB 101	---	---	---	---	(80)	---
Net (loss)/income for the year	$ (202)	(128)	(119)	226	(451)	115

Per Ordinary Share(3)
Basic
Net (loss)/income for the year before cumulative effect of change in accounting principle	$ (0.19)	(11.9)p	(11.1)p	21.0p	(34.5)p	10.9p
Cumulative effect on prior years of adopting SAB 101	---	---	---	---	(7.4)p	---
Net (loss)/income for the year	$ (0.19)	(11.9)p	(11.1)p	21.0p	(41.9)p	10.9p

Diluted Net (loss)/income for the year before cumulative effect of change in accounting principle	$(0.19)	(11.9)p	(11.1)p	20.8p	(34.5)p	10.8p
Cumulative effect on prior years of adopting SAB 101	---	---	---	---	(7.4)p	---
Net (loss)/income for the year	$(0.19)	(11.9)p	(11.1)p	20.8p	(41.9)p	10.8p
	======	======	======	======	======	======
Per American Depositary Share(4) Basic Net (loss)/income for the year before cumulative effect of change in accounting principle	$(1.90)	(119)p	(111)p	210p	(345)p	109p
Cumulative effect on prior years of adopting SAB 101	---	---	---	---	(74)p	---
Net (loss)/income for the year	$(1.90)	(119)p	(111)p	210p	(419)p	109p
	======	======	======	======	======	======
Diluted Net (loss)/income for the year before cumulative effect of change in accounting principle	$(1.90)	(119)p	(111)p	208p	(345)p	108p
Cumulative effect on prior years of adopting SAB 101	---	---	---	---	(74)p	---
Net (loss)/income for the year	$(1.90)	(119)p	(111)p	208p	(419)p	108p
	======	======	======	======	======	======

Balance Sheet

	At March 31
	2003(1)	2003	2002	2001	2000	1999
	(in millions, except per Ordinary Share amounts)
	$	Sterling	Sterling	Sterling	Sterling	Sterling

Amounts in accordance with UK GAAP
Fixed assets Intangible assets Goodwill and landing rights	259	164	140	84	87	26
Tangible assets Fleet, property and equipment	14,980	9,487	10,474	10,638	10,202	9,751

Investments	827	524	489	426	567	402
	------------------------------------------------------
	16,066	10,175	11,103	11,148	10,856	10,179
	------------------------------------------------------
Current assets	4,303	2,725	2,559	2,550	2,659	2,645

Creditors: amounts falling due within one year	(4,585)	(2,904)	(3,201)	(3,308)	(3,366)	(3,048)
	------------------------------------------------------
Net current liabilities	(282)	(179)	(642)	(758)	(707)	(403)
	------------------------------------------------------
Total assets less current liabilities	15,784	9,996	10,461	10,390	10,149	9,776
	------------------------------------------------------
Creditors: amounts falling due after more than one year	(10,347)	(6,553)	(7,097)	(6,901)	(6,728)	(6,356)
Provisions for deferred tax	(1,677)	(1,062)	(1,031)	(1,094)	(1,047)	(1,006)
Provisions for liabilities and charges	(169)	(107)	(126)	(70)	(81)	(65)
	------------------------------------------------------
	3,591	2,274	2,207	2,325	2,293	2,349
Capital and reserves	-----------------------------------------------------
Called up share capital	428	271	271	271	270	268
Reserves	2,822	1,787	1,745	1,850	1,830	2,081
	-----------------------------------------------------
Total equity shareholders' funds	3,250	2,058	2,016	2,121	2,100	2,349

Equity minority interest	16	10	9	18	16	---
Non equity minority interest	325	206	182	186	177	---
	----------------------------------------------------
	341	216	191	367	193	--
	------------------------------------------------------
	3,591	2,274	2,207	2,325	2,293	2,349
	------------------------------------------------------
Amounts in accordance with US GAAP(3)

Fixed assets Intangible assets Goodwill and landing rights	103	65	434	395	464	519
Tangible assets Fleet, property and equipment	13,830	8,759	9,536	9,638	9,324	8,917

Investments	914	579	558	540	748	754
	------------------------------------------------------
	14,847	9,403	10,528	10,573	10,536	10,164
	------------------------------------------------------
Current assets	4,289	2,716	2,589	2,542	2,592	2,584
Creditors: amounts falling due within one year	(3,782)	(2,395)	(2,909)	(3,115)	(3,255)	(2,758)

Net current assets/(liabilities)	507	321	(320)	(573)	(663)	(174)
	------------------------------------------------------
Total assets less current liabilities	15,354	9,724	10,208	10,000	9,823	9,990
	-----------------------------------------------------
Creditors: amounts falling due after more than one year	(9,795)	(6,203)	(6,684)	(6,437)	(6,173)	(5,738)

Provision for deferred tax	(1,999)	(1,266)	(1,136)	(955)	(1,099)	(1,030)
Provisions for liabilities and charges	(168)	(107)	(126)	(70)	(81)	(65)
	------------------------------------------------------
	3,392	2,148	2,262	2,538	2,520	3,157
Capital and reserves
Called up share capital	428	271	271	271	270	268
Reserves	2,623	1,661	1,800	2,063	2,057	2,889
	------------------------------------------------------
Total equity shareholders funds	3,051	1,932	2,071	2,334	2,327	3,157

Equity minority interests	16	10	9	18	16	-
Non-equity minority interest	325	206	182	186	177	-
	------------------------------------------------------
	341	216	191	204	193	-
	------------------------------------------------------
	3,392	2,148	2,262	2,538	2,520	3,157
	------------------------------------------------------

(1) Translations of pounds Sterling into US Dollars have been made at the Noon Buying Rate on March 31, 2003 of Sterling 1.00 = US$1.579.

(2) See Note 13 to the Financial Statements for a discussion of the weighted average number of shares outstanding for basic and diluted calculations for the relevant period.

 (3) BA prepares its financial statements in accordance with accounting principles generally accepted in the United Kingdom (" UK GAAP") which differ in certain respects from US generally accepted accounting principles ("US GAAP"). A discussion of the significant differences between UK GAAP and US GAAP and reconciliations of net income and shareholders' equity on a UK GAAP basis to a US GAAP basis are set out in Note 43 to the Financial Statements.

(4) Each American Depositary Share (" ADS") represents ten Ordinary Shares.

Group Operating Statistics(1)
	Year ended March 31
	2003	2002	2001	2000	1999
Airline Operations
Traffic and capacity
Revenue passenger km (RPK)(m)	100,112	106,270	123,197	127,425	125,951
Available seat km (ASK)(m)	139,172	151,046	172,524	183,158	178,820
Passenger load factor (%)	72	70	71	70	70
Cargo tonne km (CTK)(m)	4,210	4,033	4,735	4,584	4,329
Revenue tonne km (RTK)(m)	14,213	14,632	16,987	17,215	16,831
Available tonne km (ATK)(m)	21,328	22,848	25,196	25,840	25,114
Overall load factor (%)	67	64	67	67	67
Passengers carried (000)	38,019	40,004	44,462	46,578	45,049
Tonnes of cargo carried (000)	764	755	914	909	869
Frequent flyer RPKs as a percentage of total RPKs (%) (2)	4	4	3	2	2
Financial
Passenger yield see definition under specialist terms (p)	7	7	6	6	6
Cargo revenue per CTK (p)	12	12	12	12	13
Average fuel price (US cents/US gallon)	86	81	104	71	49
Operations
Unduplicated route km (000)	693	814	755	751	761
Punctuality (% within 15 minutes)	76	81	79	81	79
Regularity (%)	98	99	98	99	99

Total Group Operations
Financial
Interest cover (times)(3)	1.5	0.4	1.5	1.0	1.8
Dividend cover (times)(4)	n/a	n/a	0.6	(0.1)	1.1
Operating margin (%)(5)	3.8	(1.3)	4.1	0.9	5.0
Net debt/total capital ratio (%)(6)	60.7	66.0	64.5	63.9	62.2
Scheduled (passenger, freight and mail) and non scheduled services revenue per RTK (p)	50	52	50	47	48
Scheduled (passenger, freight and mail) and non scheduled services revenue per ATK (p)	33	33	33	31	32
Net operating expenditure per RTK (p)(7)	48	52	47	47	45
Net operating expenditure per ATK (p)(7)	32	34	32	31	30
Operations Average manpower equivalent (MPE)	53,440	60,468	62,844	65,640	64,051
RTKs per MPE (000)	266.0	242.0	270.3	262.3	262.8
ATKs per MPE (000)	399.1	377.9	400.9	393.7	392.1
Aircraft in service at year end	330	360	338	366	335
Aircraft utilization (average hours per aircraft per day)	8.91	8.32	8.79	9.79	8.71

(1)     Operating statistics do not include those of associated undertakings (Qantas Airways, Comair and Iberia) and franchisees (British Mediterranean Airways, GB Airways, Loganair, Maersk Air UK, Regional Air (Kenya), Comair (South Africa) and Sun-Air (Scandinavia)).

(2)     The carriage of passengers on frequent flyer programs is evaluated on a ticket by ticket basis.

(3)     The number of times profit/(loss) before tax and net interest payable covers the net interest payable. For the purposes of calculating the interest cover ratio, retranslation charges/(credits) are excluded from net interest payable as they are unrealised at year end. Interest cover is not a financial measure under UK or US generally accepted accounting principles. However, management believe this measure is useful to investors when analysing the Company's ability to meet its interest commitments from current earnings.

        The following table shows a reconciliation of net interest payable excluding translation charges/(credits) and the interest cover ratio (before adjustment for retranslation charges/(credits) for each of the five most recent financial years:

	Year ended March 31
	2003	2002	2001	2000	1999
	(Sterling millions (other than ratios))

Profit before tax	135	(200)	150	5	225
	---------------------------------------------------------
Net interest payable	(255)	(278)	(226)	(408)	(357)
Add back :
Retranslation charges/(credits)	8	(46)	(71)	136	92
	---------------------------------------------------------
	(247)	(324)	(297)	(272)	(265)
Interest cover (before adjustment for retranslation charges/(credits)	1.5	0.4	1.5	1.0	1.8
	---------------------------------------------------------

(1)     The number of times profit/(loss) for the year covers the dividends paid and proposed.

(2)     Operating profit/(loss) as a percentage of turnover. Turnover comprises revenue from: passenger revenue (scheduled services and non scheduled services), cargo services and other revenue. See Note 2 to the Financial Statements with respect to turnover.

(3)     Net debt as a percentage of total capital.

Net debt is defined as the total of loans, finance leases and hire purchase liabilities, plus Convertible Capital Bonds, net of short-term loans and deposits and cash less overdrafts. See Note 25 to the Financial Statements for details of the calculation of net debt.

Total capital is defined as the total of capital, reserves, minority interests, net debt and deferred tax. Total capital and net debt/total capital percentage are not financial measures under UK GAAP or US GAAP. Similarly, net debt adjusted to include obligations under operating leases (as presented in "Item 5 -- Operating and Financial Review and Prospects -- Results of Operations") is not a financial measure under UK GAAP or US GAAP generally accepted accounting principles. However management believe these measures are useful to investors when analyzing the extent to which the Company is funded by debt compared to shareholders' funds. Deferred tax has been added back in calculating total capital, as the timing differences concerned are not expected to reverse in the foreseeable future.

        The following table shows a reconciliation of total capital to total shareholders' funds and the net debt/capital percentage (before adjustment for deferred tax) for each of the five most recent financial years :

	Year ended March 31
	2003	2002	2001	2000	1999
	(Sterling millions (other than ratios))
Net debt	5,149	6,294	6,223	5,916	5,526

Capital and reserves	2,058	2,016	2,121	2,100	2,349
Add minority interests	216	191	204	193	--
	--------------------------------------------------
Total shareholders' funds	2,274	2,207	2,325	2,293	2,349
Add back : Net debt	5,149	6,294	6,223	5,916	5,526
Provision for deferred tax	1,062	1,031	1,094	1,047	1,006
	--------------------------------------------------
Total capital	8,485	9,532	9,642	9,256	8,881

Net debt/capital percentage (before adjustment for deferred tax)	69.4	74.0	72.8	72.1	70.2

(1)     Net operating expenditure is total operating expenditure less other revenue. Net operating expenditure, net operating expenditure per RTK and net operating expenditure per ATK are not financial measures under UK or US generally accepted accounting principles. However, management believe these measures are useful to investors as they provide further analysis of the performance of the Group's main business activity ie. airline operations. The Board of Directors reviews this measure internally on a monthly basis as an indication of management's performance in reducing costs.

        The following table shows a reconciliation of net operating expenditure to total operating expenditure and total operating expenditure per RTK, and total operating expenditure per ATK for each of the five most recent financial years :

	Year ended March 31
	2003	2002	2001	2000	1999
	(Sterling millions (other than ratios))

Total operating expenditure	7,393	8,450	8,898	8,856	8,450
Less: other revenue	(614)	(769)	(846)	(848)	(806)
	--------------------------------------------------
Net operating expenditure	6,779	7,681	8,052	8,008	7,644

RTKs	14,213	14,632	16,987	17,215	16,831
	--------------------------------------------------
ATKs	21,328	22,848	25,196	25,840	25,114
	--------------------------------------------------
Total operating expenditure per RTK	52	58	52	51	50
	--------------------------------------------------
Total operating expenditure per ATK	35	37	35	34	34
	--------------------------------------------------

 Exchange Rates

        The Noon Buying Rate expressed in US Dollars to pounds Sterling as of June 30, 2003 was $1.6529. The following table sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate, expressed in US Dollars to Sterling 1.00. For a discussion of the impact of exchange rates on the Group's business, see "Item 5 --- Operating and Financial Review and Prospects --- Other Matters --- Foreign Currency Exposure" and "Item 11 Quantitative and Qualitative Disclosures about Market Risk -- Foreign Currency Risk".

Fiscal year	Period End	Average(1)	High	Low
	$	$	$	$
1999	1.61	1.65	1.70	1.60
2000	1.59	1.61	1.65	1.58
2001	1.42	1.47	1.56	1.42
2002	1.43	1.43	1.48	1.37
2003	1.58	1.55	1.65	1.43

Month

January 2003	---	---	1.65	1.60
February 2003	---	---	1.65	1.57
March 2003	---	---	1.61	1.56
April 2003	---	---	1.60	1.55
May 2003	---	---	1.64	1.59
June 2003	---	---	1.68	1.63

(1) The average of the Noon Buying Rates on the last day of each month during the fiscal year.

Risk Factors

        This section describes some of the risks that could affect the Group's business and results of operations. These factors should be considered in conjunction with the cautionary statement regarding forward-looking statements contained in the "Introductory Note" on page 3.

        The commercial airline industry is highly competitive and the market for air travel has experienced, and the Group expects will continue to experience, significant changes. In addition, the Group's future performance is subject to a variety of factors over which it has little or no control, including adverse governmental regulation, fluctuations in jet fuel prices, adverse changes in economic conditions, adverse changes in the demand for air travel, the availability of financing and fluctuations in currency and interest rates. There are likely to be other risks that the Group has not identified in this report that could have an adverse effect on the Group's business, revenues, operating profit, net assets and liquidity and capital resources.

Competition in the Airline Industry

        The markets in which the Group operates are highly competitive. The Group faces competition from other airlines on its routes, as well as from indirect flights, charter services and from other forms of transport. The Group's pricing decisions are affected by many factors, including competition from other airlines, some of which have cost structures that are lower than the Group's or have other competitive advantages and therefore may be able to operate at lower fare levels. Fare discounting by competitors has historically had a negative effect on the Group's financial results because the Group is generally required to respond to competitors' fares to maintain passenger traffic. There can be no assurance that the adverse effects of any future fare reduction or other competitive factors would be offset by increases in passenger traffic, reductions in costs or changes in the mix of traffic that improve yields.

Availability of Future Financing; Interest Rate and Other Financing Risks

        In the wake of the events of September 11, 2001, the subsequent war in Iraq and the Severe Acute Respiratory Syndrome ("SARS") outbreak and because of the resulting adverse operating environment and uncertainty, the Group raised additional funds to increase its liquidity. The Group has, at March 31, 2003 over Sterling 2 billion in cash and deposits and committed facilities. Although the Group believes that it would be able to return to the capital markets to raise additional funds, there can be no assurance that the airline industry, fleet and other assets will continue to be as attractive to lenders. In addition, the Group's ability to access one of its committed facilities of US$393 million is subject to the Group's Standard & Poor's corporate credit rating. However, the Group's corporate rating stands at BB+ (stable) which is well above the lowest level B-, at which the facility can be drawn. Once the facility is drawn there are no ratings covenants.

        The airline industry is capital intensive and the Company has significant debt and capital commitments. The Company's ability to finance its operations and capital needs, and the cost to the Company of financing, may be affected adversely by various factors including financial market conditions. For example, most of the Company's debt is asset-related, reflecting the attractiveness of aircraft as security to lenders and other financiers. However, there can be no assurance that aircraft will continue to provide attractive security for lenders. In addition, a significant portion of the Company's debts are subject to floating interest rates. To manage interest rate risks, the Company enters into swap and other hedging arrangements. Nonetheless, the Company could experience adverse effects from interest or currency rate volatility. In addition, the Company's financing activities are also subject to exchange risks as borrowings and related expenditures may not be denominated in the same currency. For discussion of the Company's outstanding debt obligations, capital commitments and other obligations as well as interest rate and foreign currency risk, see "Item 5 --- Operating and Financial Review and Prospects--- Other Matters --- Debt and other contractual obligations", "Item 5 --- Operating and Financial Review and Prospects--- Other Matters --- Foreign currency exposure" and "Item 11 --- Quantitative and Qualitative Disclosures about Market Risk."

Jet Fuel Prices

         Jet fuel prices are a significant component of the Group's cost structure and have been and could be highly volatile. While the Group endeavors to hedge part of the jet fuel price volatility, due to the competitive nature of the airline industry and other factors, including the price-sensitivity of the demand for air travel, in the event of any increase in the price of jet fuel there can be no assurance that the Group's operations and financial performance would not be adversely affected.

Operational Risks

        The Group's operations, including its ability to deliver customer service, are dependent on the effective operation of its equipment, including its aircraft, maintenance systems and reservation systems, and the commitment of its personnel. BA's operations are also dependent on the effective operation of the UK National Air Traffic Control Service (NATS), the British Airport Authority and other airport authorities worldwide, and the air traffic control infrastructure in the markets in which the Group operates. Equipment failures, personnel shortages, air traffic control problems, and other factors that could interrupt operations could adversely affect the Group's operating and financial results and its reputation.

Effects of Terrorist Activities and Similar Events

        The events of September 11, 2001 had, and continue to have, an adverse effect on the Group's operating and financial results. During the week of the terrorist attacks, the closure of US airspace, which is an important market for the Company, resulted in a 60% fall in passenger traffic and a revenue loss of Sterling 48 million (which was partially offset by Sterling 22 million in compensation received from the UK government). Following these events, the Group experienced significant decreases in turnover, increases in security and other costs, higher ticket refunds, lower yield and load factors and higher insurance costs. The airline industry has not recovered from these shocks and suffered further setbacks with the Iraq war, in the spring of 2003, and the recent outbreak of SARS. The effects of the events of September 11, 2001, the threat or occurrence of other terrorist attacks or the commencement or escalation of hostilities (or the threat thereof) have had and could continue to have an adverse effect on the demand for air travel and the Group's operating and financial results

Uncertainty in International Operations

        A substantial portion of the Group's business is international. In addition to the effects of, among other factors, terrorism, hostilities and health scares, the Group's current international activities and prospects could be adversely affected by factors such as reversals or delays in the opening of foreign markets, exchange controls, currency and political risks, tax and changes in international government regulation of the Group's operations. For further discussion of the foreign currency risks the Group faces, see "Item 5 --- Operating and Financial Review and Prospects ---Other Matters --- Foreign Currency Exposure" and "Item 11 ---Quantitative and Qualitative Disclosures about Market Risk -- Foreign Currency Risk".

 Franchise Operations

        Franchisees are subject to similar operational risks, terrorist and other threats and uncertainty in their operations internationally as described above. Any such events which have an adverse impact on one of the Company's franchisees could also have an adverse impact on the Company. The safety and security of franchise operations are reviewed as appropriate, though the Company can give no absolute assurance in this regard.

Economic and Other Conditions

        The demand for air travel and, accordingly, the Group's operating and financial results may be affected by changes in local, regional, national and international economic conditions. Significant and prolonged downturns in economic conditions would be likely to have an adverse effect on the Group as shown by the deterioration in the Group's revenue during the current economic downturn. In addition, other demand-related factors such as health concerns, foot and mouth disease, perceptions of airline safety and adverse weather conditions could have an adverse effect on the operations and financial results of the Group. For example, the recent outbreak of SARS caused a decline in demand for certain of the Group's routes.

Government Regulation

        The Group's operations are subject to a high degree of UK and foreign government regulation covering most aspects of the airlines' operations, including route flying rights, fare setting, operational standards (the most important relating to safety, security and aircraft noise), airport access and slot availability. Furthermore, British airlines are affected by more general UK and foreign governmental policies and their implementation, particularly in relation to competition and airports. Future operating and financial results may vary based upon the effects of such regulation, including the granting and timing of certain governmental approvals needed for new and existing alliances, codesharing agreements and other arrangements with other airlines, restrictions on competitive practices, and the costs of meeting customer service standards and aircraft noise restrictions.

Government Support for the Group and Competing Airlines

        In response to the events of September 11, 2001, the UK government, under the European Union's program of exceptional support for airlines, granted the Group Sterling 22 million in compensation. In addition, the Group is not permitted to conduct many of its operations without insurance. If market conditions similar to those following September 11, 2001 recur, the Group might require further government assistance to avoid impairment or interruption of its operations. A failure to obtain such assistance could have a material adverse effect on the Group's operations and financial condition. In addition, other governments, including the US government, have and may continue to provide financial and other support for their domestic airlines that is more significant than the government support provided to the Group. State aid for the aviation industry, whilst not technically lawful in Europe, remains on the political agenda as does the differing nature of the insolvency laws of different countries. Disparate levels of government assistance between the Group and other airlines could place the Group at a competitive disadvantage and have an adverse effect on the Group's operating and financial results.

Uncertainty of Future Collective Bargaining Agreements and Events

        The airline industry is labor intensive. The Group's operations could be adversely affected in the event that the Group were not to reach agreement with any labor union representing the Group's employees or by an agreement with a labor union representing the Group's employees that contains terms that would prevent the Group from competing effectively with other airlines. As in most labor intensive industries, strikes, work stoppages and other organized labor activities could also have significant adverse effects on operating and financial results.

Pensions

        The Group operates two main defined benefit pension schemes in the United Kingdom, the Airways Pension Scheme and the New Airways Pension Scheme. Both are now closed to new members.

        Under current UK GAAP and applicable UK pension law, actuarial valuations of the schemes are required to be carried out every three years -- these determine the assumptions to be used in valuing the scheme assets and liabilities together with the contributions to be made and the expense to be recorded in the profit and loss account. The latest actuarial valuation has commenced and is due to be completed by Autumn 2003. Changes in the assumptions used, including discount rates and expected return on plan assets (which is dependent on the value and projected performance of the pension funds), could have a material effect on the Group's required funding for the schemes and the expense recorded in the profit and loss account.

Environmental Matters

        The Group's operations are covered by a wide range of environmental regulations at local, national and international levels. These regulations cover, among other things, emissions to the atmosphere, disposal of solid waste and aqueous effluents, aircraft noise and other activities incident to the Group's business. Future operations and financial results may vary as a result of such regulations. Compliance with these regulations is costly and new regulations could increase the Group's cost base and adversely affect its operating and financial results. In addition, failure to comply with these regulations could adversely affect the Group in a variety of ways, including adverse effects to the Group's reputation.

Seasonal and Other Variations

        Traditionally, the Group earns most of its operating profit between April and October each year as demand is higher during this period, whilst the majority of the Group's costs are incurred more evenly throughout the year. Accordingly, as a result of seasonality of demand, operating results have and are expected to vary significantly from period to period within the financial year. Various other factors can also cause operating results to vary significantly from period to period and year to year. These variations in results and other factors may cause the price of the Company's securities to fluctuate significantly.

Limitations on Foreign Ownership

        The Company's Articles of Association provide the board of directors of the Company the authority to limit the right of non-UK persons and the rights of non-European Economic Area (EEA) persons to hold or exercise votes in relation to Ordinary Shares of the Company (or ADSs in respect thereof) in circumstances where not limiting such holding or voting rights would adversely affect the Group's current or future operating rights. Non-EEA persons means persons or entities who are not nationals of a State in the EEA (comprising all the countries of the European Union and of the European Free Trade Area) ("non-EEAs").

        At the Company's 2002 Annual General Meeting, a new special voting share (the "Special Share") was introduced into the capital of the Company. This Special Share has no economic value and is held by a special purpose subsidiary of The Law Debenture Trust p.l.c.. The sole function of this arrangement is to protect further the Company's operating rights by ensuring that the votes cast by the UK shareholders of the Company, taken as a whole, represent a majority.

        Accordingly, non-UK and non-EEA persons who hold Ordinary Shares (or ADSs in respect thereof) are subject to the risk that their rights in respect of the Ordinary Shares may be limited. For more information, see "Item 10 --- Additional Information --- Memorandum and Articles of Association --- Limitations on Voting and Shareholding".

Item 4 --- Information on the Company

Introduction

        British Airways is one of the world's leading scheduled international passenger airlines. Its main activity is the operation of international and domestic scheduled passenger airline services. The Group's principal place of business is London, one of the world's premier airport locations, which serves a large geographical area and a comparatively high proportion of high-yielding point-to-point business. London's Heathrow airport handles more international passengers than any other airport in the world. The Group also operates a worldwide air cargo business in conjunction with its scheduled passenger services. The Group currently operates one of the world's most extensive international scheduled airline route networks, comprising 156 destinations in 75 countries at March 31, 2003. In fiscal 2003, the Group carried more than 38 million passengers on its services.

        British Airways Plc was incorporated in 1983 with Registered Number 1777777. It is domiciled in England and has its registered offices at Waterside, PO Box 365, Harmondsworth UB7 0GB, England, Telephone: +44 (0) 870 850 9 850. It is a public limited company organized and operating under the laws of England and Wales. Its agent in the United States is Paul C. Jasinski, 75-80 Astoria Boulevard, Jackson Heights, NY 11370.

Strategic Developments and Investments

Background

        In 2001, to mitigate the effects of the economic downturn prior to the events of September 11, 2001, the Group adopted a strategy of tight capacity management and cost control. After the events of September 11, 2001 as it became apparent that more drastic action was necessary, the Group undertook a comprehensive review of its cost structures, network operation, fleet complement and business strategies.

        In February 2002, the results of this review were announced as part of a major package of measures designed to return the Group to profitability. This program, known as Future Size and Shape ("FSAS"), signaled a significant change to the size of the Company and took further steps to restructure its cost base. Annualized cost savings of Sterling 650 million were targeted by March 2004, and more than Sterling 450 million of this amount was secured as expected by the end of March 2003.

        The major components of the FSAS program were cost reduction (particularly manpower), further restructuring of the European shorthaul business to provide a competitive response to the no-frills carriers, the endorsement and acceleration of the Group's existing fleet and network strategy unveiled in 1999 and the acceleration of the strategy to 'de-hub' operations at Gatwick. In addition, management were tasked with simplifying the business.

Future Size and Shape

Cost reduction

        The key element in delivering the program's cost targets was manpower reductions. It was expected that manpower reductions of approximately 5,800 would be made between February 2002 and March 2004, in addition to the 7,200 manpower reductions announced in September 2001. In total, this will amount to a 23% reduction in the targetted workforce as against August 2001. By March 2003, 10,182 manpower reductions had been achieved. The Company also announced that the remaining 3,000 manpower reductions were to be accelerated for achievement by September 2003, rather than the initial deadline of March 2004, as a response to the difficult trading environment caused by the war in Iraq, and the outbreak of SARS. The Company has endeavored to achieve the reductions by voluntary means and approximately Sterling 365 million of annualized cost savings had been achieved in this area by the end of fiscal 2003.

        In addition to manpower savings, cost reductions in the areas of distribution, information technology (IT) and procurement were also targeted. Savings of Sterling 100 million were to be made in both fiscal 2003 and fiscal 2004. By March 2003, the program of cuts was well under way with annualized savings of Sterling 205 million being delivered.

        Given the challenging trading environment that the airline industry currently faces, the focus on controlling costs remains a key priority. In addition to the measures discussed above, the Company announced further cost savings initiatives as part of its business planning process that aims to remove a further Sterling 450 million of annualized costs from the business by March 2005. These measures focus on reducing external spend and further simplification, in particular giving customers and staff more online access to systems and procedures.

        Capital expenditure was also the focus of stringent review with an upper limit of Sterling 450 million for fiscal 2003 being beaten. FSAS also set a disposal target of Sterling 900 million by March 2004, of which Sterling 611 million had been achieved by March 2003.

Restructuring of the Shorthaul Business

        The FSAS program outlined further significant changes to the shorthaul business. These included changes to the shorthaul pricing structure, offering passengers lower fares and greater flexibility, which were rolled out from May 2002 and are now substantially complete. As part of the drive to reduce global distribution costs, payments to travel agents in the United Kingdom for shorthaul bookings have been reduced, and British Airways' lowest available fares are available on its website. The website, www.ba.com, has undergone revolutionary change. Usage of the website has increased significantly with approximately 41% of shorthaul non-premium point-to-point bookings now made online.

        British Airways CitiExpress, the wholly owned regional subsidiary airline, operates regional domestic and European services from 21 airports across the British Isles. The airline carries approximately 4.5 million passengers a year on 90 routes with a fleet of 72 aircraft.

        In June, 2003 the sale of the Company's wholly owned subsidiary dba (formerly Deutsche BA) to Intro Verwaltungsgesellschaft mbH, the Nuremburg-based aviation consultancy and investment company was announced. The sale was completed on June 30, 2003. See "Item 4 -- Information on the Company -- Alliance Benefits -- dba (formerly Deutsche BA) ".

Fleet and Network Strategy

        The fleet and network strategy aims to match capacity more closely to demand, simplify the fleet and reduce exposure to unprofitable markets. Through increased aircraft utilization and network restructuring the UK-based fleet has steadily decreased. In fiscal 2003 the number of aircraft in service was reduced by 30 to 330.

        The Company's overhaul of its wide-bodied aircraft is complete. Currently the Group has no further orders for wide-bodied aircraft. In shorthaul, the Company continued to reduce its fleet of Boeing 757s in favor of Airbus aircraft. BA has confirmed future deliveries for three Airbus A319s, six A320s and ten A321s; three of the aircraft will be delivered in fiscal 2004.

        In April 2003, the Company announced the retirement of its fleet of seven Concorde aircraft with effect from the end of October 2003. The decision was made for commercial and operational reasons with passenger revenue falling steadily against a backdrop of rising maintenance costs for the aircraft.

        See "Item 4 - Information on the Company - Airline Fleet".

Gatwick Operations

        In December 2000, a three-year plan to "de-hub" Gatwick was announced. This involved relocating services to some destinations to Heathrow where slot constraints and bi-lateral agreements permit, concentrating on serving the local point-to-point market at Gatwick and simplifying the structure and operations of activities at Gatwick. The operations of CityFlyer Express and British Airways (European Operations at Gatwick) were also integrated into the BA's other Gatwick operations. As part of the FSAS program, these changes have been accelerated.

        In total, as a result of the de-hubbing process, capacity at Gatwick is expected to have decreased by 60% between summer 1999 and summer 2003.

Simplification

        Simplification of the business remains a key priority for the Company. Simplification runs across the business and underpins a number of the cost initiatives noted above. While much progress has been made to date -- fleet, IT, executive club, engineering inventory -- to give a few examples, more work needs to be done to make the business less complex for both our customers and our staff.

British Airways CitiExpress

        British Airways CitiExpress was formed in March 2002 through the combination of two wholly owned subsidiaries, British Regional Airlines and Brymon Airways.

        BA subsequently merged the operations of two other wholly owned regional subsidiaries, BA Regional and Manx Airlines, with British Airways CitiExpress, thereby creating a single wholly owned regional subsidiary airline.

        British Airways CitiExpress, the wholly owned regional subsidiary airline, operates regional domestic and European services from 21 airports across the British Isles. The airline carries approximately 4.5 million passengers a year on 90 routes with a fleet of 72 aircraft.

Alliance Benefits

American Airlines

        In June 1996, BA and American Airlines ("American") announced plans for a far-reaching commercial alliance. This alliance was subject to the regulatory approval of the United States and the United Kingdom, after consultation with the European Commission. Amid indications that the conditions being sought by regulators were not commercially viable, on July 30, 1999 the US Department of Transportation dismissed BA and American's application for approval for this alliance and the necessary antitrust immunity.

        BA and American subsequently filed for approval of a more limited codeshare arrangement which did not receive approval from the US Department of Transportation. In August 2001, BA and American filed for anti-trust immunity for an enhanced alliance involving extensive codesharing as well as benefit sharing on selected routes. The conditions imposed on BA and American by the US Department of Transportation in January 2002 were not commercially viable and the enhanced alliance was abandoned. In November 2002, BA and American concluded a codeshare agreement for points behind and beyond the US gateways and Heathrow, respectively. This agreement was filed with the US Department of Transportation and approved in a final order issued on May 30, 2003. Implementation is under way and codeshare services are expected to commence in autumn 2003.

 oneworld

        oneworld was launched in February 1999 and has grown to eight members: Aer Lingus, American Airlines, British Airways, Cathay Pacific, Finnair, Iberia, Lan Chile and Qantas. The benefits of oneworld include: greater rewards and recognition for frequent flyers (e.g. earning and redeeming miles on all airlines, access to all lounges in the member network), people from each of the airlines supporting the passengers of any of the member airlines, flexible round the world travel products and smoother transfers between carriers.

        oneworld's lead as the most international global airline alliance continues with oneworld member airlines serving over 130 countries and territories as at March 31, 2003.

Qantas

        The BA/Qantas partnership is now entering its tenth year. Initial approval from the Australian Trade Practices Commission for operation of joint services on the "Kangaroo Routes" (routes between Europe and Australia) expired in May 2000. BA and Qantas received approval from the Australian Competition & Consumer Commission ("ACCC") to continue the agreement for a further three years until July 21, 2003 and to expand the route group over which the two carriers can co-operate to include the worldwide networks of both airlines. An application has been made to the ACCC to continue joint operations under the Joint Services Agreement beyond July 21, 2003. Interim approval has been received, which allows the parties to continue uninterrupted co-operation until the ACCC reaches a final determination (expected within the calendar year). Application will also be made to the UK Office of Fair Trading and the European Union competition authorities.

        The benefits associated with changes to Kangaroo Route operations through South-east Asia and a greater degree of hubbing over Singapore have helped trading on these routes in very difficult circumstances, including the war in Iraq and the outbreak of SARS. This improving trend was further helped by the co-location of BA and Qantas revenue management teams covering the Kangaroo Routes, with load factors significantly higher than in previous years.

Iberia

        Following the acquisition of a 9% stake in Iberia in March, 2000, various commercial codeshare arrangements were put in place. Further routes were added on three separate occasions during fiscal 2003 and codesharing has been extended to include routes operated by British Airways franchise partner GB Airways. All routes between London and Spain operated by British Airways, GB Airways and Iberia (IB) now carry the BA and IB flight designator codes.

        In July 2002, British Airways, GB Airways and Iberia notified their co-operation agreement under European Union competition rules. The carriers now co-operate in many areas, including codeshare on parallel routes, joint selling and schedule co-ordination.

Cathay Pacific

        During February 2003, codeshare arrangements were implemented with Cathay Pacific on services between Hong Kong and Seoul. Cathay Pacific has also placed its code on selected British Airways services between London and Copenhagen and Lisbon.

dba (formerly Deutsche BA)

        dba, which was a wholly-owned subsidiary of BA, continued its focus on German domestic operations. dba now operates a fleet of 16 Boeing 737-300 aircraft. Following the restructuring of dba into a "no-frills" carrier, it no longer fits with the full service strategy of the Group.

        On March 17, 2003, it was confirmed that easyJet did not wish to take up their option to buy dba; during the period of the option BA received a total of Sterling 6.1 million in capital contributions and option payments from easyJet.

        In June 2003, the Group entered into a binding agreement to sell dba to Intro Verwaltungsesellschaft mbH, a German aviation consultancy and investment company. Intro agreed to buy the entire share capital of dba for Euro 1. As part of the transaction, the Group invested Sterling 25 million in dba and agreed to guarantee lease payments in respect of dba's fleet of 16 aircraft for one year, at a cost of Sterling 2 million per month. In exchange, the Group will receive 25 per cent of any dba profits, or 25 per cent of any profit on disposal of dba, to June 2006, up to a maximum of Sterling 300 million. The sale of dba was completed on June 30, 2003.

Franchise Partnerships

        As at March 31, 2003, the Group had a total of seven franchise partners providing feeder traffic onto the BA network of services. See "Marketing and Sales -- Franchising" below.

SN Brussels Airlines

        British Airways entered into an alliance relationship with SN Brussels Airlines in July 2002. As part of the agreement, codesharing was introduced between London and Brussels in October 2002. Codesharing between the Group's wholly owned subsidiary British Airways CitiExpress and SN Brussels Airlines was also introduced, with extensive codesharing between UK regional points and Brussels. British Airways and SN Brussels Airlines also completed an exchange of airport slots at London's Heathrow airport.

        In July 2002, British Airways and SN Brussels Airlines notified their co-operation under European Union competition rules. The carriers' request to co-operate in many areas, including codeshare on parallel routes, joint selling and schedule co-ordination, was subsequently approved for a period of six years.

Segmental Information

        BA's principal activities are the operation of international and domestic scheduled air services for the carriage of passengers and cargo. BA's main business is the provision of scheduled passenger services, which accounted for approximately 85% of Group turnover in the year ended March 31, 2003. The cargo operation is run independently of the passenger business, although cargo is generally carried in the holds of aircraft flying scheduled passenger services.

        The Group also provides other services to outside parties, such as aircraft maintenance. In addition, the Group's operations include certain ancillary airline activities. See "Ancillary Airline Activities" below.

        The following table details the Group's turnover by business activity:

	Year ended March 31
	2003	2003	2002	2001
	(in millions)
	$	Sterling	Sterling	Sterling
Traffic revenue
Passenger revenue
Scheduled	10,346	6,545	7,036	7,803
Non-scheduled	71	45	52	50
	------------------------------------------------------
	10,417	6,590	7,088	7,853
Cargo	765	484	483	579
	------------------------------------------------------
	11,182	7,074	7,571	8,432
Other revenue (including aircraft maintenance, package holidays and other airline services)	971	614	769	846
	------------------------------------------------------
	12,153	7,688	8,340	9,278
	------------------------------------------------------

 Geographical Analysis

        The following table sets out the Group's results by geographical area.

	Year ended March 31
	2003	2003	2002	2001
	(in millions)
	$	Sterling	Sterling	Sterling
Turnover by area of original sale(1) United Kingdom	5,744	3,634	4,101	4,632
Continental Europe	2,006	1,269	1,301	1,422
Europe	77509	4,903	5,402	6,054
The Americas	2,343	1,482	1,549	1,745
Africa, Middle East and Indian sub-continent	1,159	733	789	783
Far East and Australasia	901	570	600	696
	12,153	7,688	8,340	9,278
	=====	=====	=====	=====
Turnover by area of destination(2) United Kingdom	1,146	725	863	815
Continental Europe	3,340	2,113	2,345	2,573
Europe	4,486	2,838	3,208	3,388
The Americas	4,367	2,763	2,863	3,450
Africa, Middle East and Indian sub-continent	1,898	1,201	1,262	1,304
Far East and Australasia	1,401	886	1,007	1,136
	12,152	7,688	8,340	9,278
	=====	=====	=====	=====
Operating profit/(loss) by area of destination(3) Europe	(185)	(117)	(244)	(172)
The Americas	352	223	144	470
Africa, Middle East and Indian sub-continent	266	168	91	92
Far East and Australasia	33	21	(101)	(10)
	466	295	(110)	380
	=====	=====	=====	=====

___________________

(1) Turnover by area of original sale is derived by allocating revenue to the area in which the sale was made.

(2) Turnover from domestic services within the United Kingdom is attributed to the United Kingdom. Traffic revenue from inbound and outbound services between the United Kingdom and overseas points is attributed to the geographical area in which the relevant overseas point lies. Other revenue from the sale of package holidays is attributed to the geographical area in which the holiday is taken, while revenue from aircraft maintenance and other miscellaneous services is attributed on the basis of customer residence.

(3) Operating profit resulting from turnover generated in each geographical area according to origin of sale is not disclosed as it is neither practical nor meaningful to allocate the Group's operating expenditure on this basis.

        See "Item 5 --- Operating and Financial Review and Prospects --- Year By Year Analysis --- Year ended March 31, 2003 compared with year ended March 31, 2002 -- Geographical Analysis" and "Item 5 -- Operating and Financial Review and Prospects -- Year By Year Analysis -- Year ended March 31, 2002 compared with year ended March 31, 2001 -Geographical Analysis."

Route Network

        BA's scheduled route network forms the basis of its business and is one of the world's most extensive. As of July 2003, BA (including subsidiary carrier British Airways CitiExpress) served some 156 destinations in 75 countries. Including codesharing and franchise arrangements, flights with BA codes served some 265 destinations in 101 countries. Adding the services of BA's alliance partners, the global network served some 563 destinations in 132 countries.

        During the 12 months ended May 2003, BA introduced services to Krakow, London City and Luanda and Group services with the BA brand were introduced to the Isle of Man, Liverpool and Luton as the subsidiary company Manx Airlines Ltd switched to operating under the BA brand. Services to Cardiff, Charlotte, Gothenburg, Leeds Bradford, London Stansted and Sheffield were discontinued.

Airline Fleet

        Details of the Group's fleet at March 31, 2003 are set out below:
		Number in service with Group companies at
		March 31, 2003

		Operating Leases off balance sheet
	On balance sheet aircraft	Extendible	Other	Total	Future Deliveries	Options	2002-03 revenue hours flown	Average hours per aircraft /day	Average age (years)
Airline operations (1)(2)
Concorde (3)	5			5			2,807	1.63	26.3
Boeing 747-400 (4)	56			56			250,572	12.26	8.8
Boeing 777	43			43			194,251	12.30	4.3
Boeing 767-300 (5)	21			21			60,184	9.09	10.2
Boeing 757-200	13			13			45,139	7.14	9.7
Airbus A319	21	10	2	33	3	99	96,892	8.04	2.4
Airbus A320 (6)	11	2	11	24	6		48,591	7.33	6.3
Airbus A321					10
Boeing 737-300			21	21			56,720	6.76	7.8
Boeing 737-400	19	5	3	27			81,883	7.51	11.9
Boeing 737-500			10	10			28,191	7.72	10.7
Turboprops (7)			28	28			61,007	5.45	10.0
Embraer RJ145	16	3	9	28		17	71,617	7.03	3.0
Avro RJ100		16		16			42,061	7.20	3.0
BAe 146	5			5			11,262	6.73	16.6
Hired aircraft							30,884
	-----------------------------------------------------------------------------------------------------------------------------------
Group total	210	36	84	330	19	116	1,082,061	8.91	7.5
	-----------------------------------------------------------------------------------------------------------------------------------

(1)     Includes those operated by British Airways Plc, CityFlyer Express, dba (formerly Deutsche BA) and British Airways CitiExpress.

(2)     Excludes two Boeing 737-400s and one Boeing 757-200 stood down pending disposal or return to lessor and 11 Jetstream 41s stood down pending sub-lease to Eastern Airways and one Jetstream 41 sub-leased to Eastern Airways.

(3)     Excludes two Concordes stood down pending retirement of the fleet.

(4).     Excludes one previously sub-leased Boeing 747-400 temporarily stood down following return from Qantas.

(5)     Includes two Boeing 767-300s temporarily out of service.

(6)     Certain future deliveries and options include reserved delivery positions, and may be taken as any A320 family aircraft.

(7)     Includes 13 British Aerospace ATPs, five ATR 72s and 10 de Havilland Canada DHC-8s.

        In the five years ended March 31, 2003, 78 new (British Airways Plc, CityFlyer Express, British Airways CitiExpress) aircraft were purchased or acquired under finance leases representing a total capital investment of approximately $5,937 million. 44 new aircraft with an initial purchase price to the lessors of approximately $1,103 million were obtained under operating leases, and a further 15 used aircraft, with an approximate market value of $320 million, were obtained under short-term operating leases. In the same period, 147 aircraft were disposed from the BA fleet.

Future Fleet Commitments

        During fiscal 2003, BA made further changes to future fleet commitments, to facilitate its continuing strategy to match capacity more closely to profitable demand and in response to the events of September 11, 2001 and the world economic and political climate.

        BA has confirmed future deliveries for three Airbus A319s, six Airbus A320s and 10 Airbus A321s. BA also has 99 option positions on the Airbus family and British Airways CitiExpress has 17 option positions for Embraer RJ145 aircraft.

Aircraft Fleet Changes

        In fiscal 2003 the number of in service aircraft in the Group was reduced by 30 to 330.

        BA took delivery of 11 Airbus A320s and British Airways CitiExpress took delivery of one Embraer RJ145.

        During the same period, two Boeing 777-200s were sold, and 10 Boeing 757-200s disposed (seven sold, two returned to lessor and one stood down pending disposal). In addition, six Boeing 737-300s were returned to lessor and four Boeing 737-400s disposed (one sold, one returned to lessor and two stood down pending return to lessor). Two Concordes were stood down, and remain stood down due to the announcement on April 10, 2003 that the fleet will be retired from service in October, 2003.

        British Airways CitiExpress returned to lessor four de Havilland Canada DHC-8s and two Embraer RJ145s. In addition, one Jetstream 41 has been sub-leased to Eastern Airways and 11 stood down pending sub-lease to Eastern Airways.

Financing

        A total of twenty aircraft were financed during the year ended March 31, 2003.

        Eleven A320 aircraft were delivered during the year, all of which were financed by third parties. Seven of these deliveries were financed through off-balance sheet operating leases. Five were financed in US Dollars and two in Sterling. The remaining four aircraft were financed on balance sheet: two through US Dollar denominated cross-border finance leases and two through UK finance leases.

        In addition the Company financed three deliveries from fiscal 2002 through US Dollar cross border finance leases and six aircraft which had been delivered and financed temporarily shortly after September 11, 2001, were refinanced during the year at lower rates, five on US Dollar denominated operating leases and one on a US Dollar denominated finance lease.

        As at March 31, 2003 the Company had committed facilities totaling approximately $541 million in addition to its cash and deposits which totaled Sterling 1,652 million.

        The committed facilities relate in part to future deliveries of aircraft. At March 31, 2003, the Group had $148 million in undrawn committed aircraft facilities for new aircraft deliveries. The use of these facilities plus other commitments covered all aircraft deliveries scheduled through December 2004. Because of the necessity to plan aircraft orders well in advance of delivery, it is not economic for British Airways to have committed funding in place now for all outstanding orders, many of which relate to aircraft that will not be delivered for several years. British Airways believes its policies in this regard are in line with the funding policies of comparable airlines.

Capital Expenditures

        See " Item 5 -- Operating and Financial Review and Prospects --Year by Year Analysis -- Year ended March 31, 2003 compared with year ended March 31, 2002 -- Capital expenditures" and "Item 5 -- Operating Financial Review and Prospects -- Year by Year Analysis -- Year ended March 31, 2002 compared with year ended March 31, 2001 -- Capital expenditure".

Operations

Operational Centers

        Heathrow is BA's principal base, and BA carries an estimated 38% of the airport's passengers. In addition, BA has a second base of operations at Gatwick. The construction of a fifth passenger terminal ('Terminal 5') has now been approved at Heathrow and BA expects to consolidate its operations into Terminal 5, commencing in 2008. The strategy at Gatwick is now focused away from developing the airport as a hub for connecting passenger traffic and towards more direct (point-to-point) business. As a result, BA has been significantly reducing longhaul destinations at Gatwick, cancelling certain unprofitable routes and moving others to Heathrow. As at May 31, 2003, BA served 12 longhaul destinations from Gatwick, compared to a peak of 48 destinations served in 1999. UK airport policy is discussed below under "Item 4 3/4 Information on the Company 3/4 Regulation --- United Kingdom and International Airport Policy".

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

        Details of BA's principal non-aircraft properties are given under "Item 4 --- Information on the Company --- Property, Plants and Equipment".

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

        BA's ability to obtain arrival and departure times ("slots") at airports for the purpose of producing schedules attractive to passengers is very important. Allocation of slots at a significant number of airports where BA operates, including Heathrow and Gatwick, is decided by the Airport Coordinator, who acts in accordance with guidelines laid down by the International Air Transport Association ("IATA"), sometimes supported by the local Scheduling Committee or Co-ordination Committee. These committees include representatives from the carriers flying to the relevant airport who may mediate disputes over slots. The Airport Coordinator makes the initial slot allocations within IATA guidelines, which give priority to the historic rights of existing users. Pursuant to Council Regulation (EC) No. 95/93, which is implemented in accordance with UK regulations, the UK government must ensure the Airport Coordinator advises BA at the biannual IATA Schedule Co-ordination Conference of their slot allocations. These provide the basis for slot negotiations with the Airport Coordinator and other airlines. Most congested airports in the world apply IATA guidelines. Co-ordination of European airports is governed by the Council Regulation. Pursuant to the Council Regulation, the UK government must ensure that the Airport Coordinator acts independently and in a non-discriminatory manner. This regulation remains under review by the European Commission and a revised regulation is expected in the future. Regulations governing the allocation of slots in the United States are different, but the United States has stated that it is committed by its international obligations to treat all carriers in a non-discriminatory manner.

Fuel

        BA obtains aviation fuel, which is priced mainly in US Dollars, from a number of sources and locations throughout its network. In most countries, aviation fuel is supplied under term contracts, generally with major oil companies. Most fuel is purchased from suppliers under contracts which have a duration of one or two years. Prices under these contracts are determined either by formulae applicable for the duration of the contract or are subject to review by the parties in light of market conditions. If agreement on a price adjustment is not reached, the contracts can normally be terminated. BA also enters into forward contracts and other hedging arrangements in an attempt to counter fluctuations in the price of jet fuel. See "Item 11 --- Quantitative and Qualitative Disclosures about Market Risk -- Fuel Risk". In the United States, BA is a member of a number of consortia that own or lease fuel distribution facilities at certain airports so that aviation fuel may be purchased from a wide range of suppliers. In both the United Kingdom and the United States, BA also buys aviation fuel in the spot market and in the futures market. In certain countries, aviation fuel is only obtainable through government sources.

Aircraft Maintenance

        The Group's engineering and maintenance facilities are centered at Heathrow, Gatwick, Glasgow and at three facilities in South Wales: the Boeing 747 maintenance facility at Cardiff Airport, an avionics repair operation in Llantrisant and an aircraft seat and interior repair operation at Blackwood. In addition, maintenance capability exists at most airports served by BA.

        The engineering department is a cost center within the Group and approximately 90% of its airframe maintenance capacity is dedicated to maintaining BA aircraft. In addition to supporting BA's needs, the engineering department pursues third party business with respect to certain maintenance services.

Marketing and Sales

Longhaul Products

        On longhaul services, BA has a portfolio of four cabins to suit the needs of different customers: First, Club World with its space-efficient flat beds, World Traveller Plus, which offers more space and legroom for premium economy customers and World Traveller, the standard economy cabin.

        During fiscal 2003, BA continued to roll out its Club World flat bed, the new World Traveller Plus cabin and the refurbishment of First. At Heathrow all of the 747 fleet and 82% of the 777 fleet are fully embodied with new products in every cabin. These investments have helped BA to maintain market share in a severely depressed business travel market. The World Traveller Plus cabin along with overall World Traveller capacity reductions has contributed to an increase in yield (both measured in passenger revenue per RPK and passenger revenue per ASK) across the totality of the economy cabins.

        BA has completed a three-month trial of onboard broadband internet connectivity on one 747 aircraft on the JFK route. This was a collaboration with Connexions by Boeing to give internet and corporate intranet access to customers in the First, Club World and World Traveller Plus cabins at a flat rate charge. The success of the trial is now being evaluated as part of our future inflight technology strategy.

Shorthaul Products

        On shorthaul services BA provides a choice of two cabins: Club Europe, its business class cabin and Eurotraveller, its economy cabin. On UK domestic services only one cabin is available.

        New pricing and inventory management strategies for economy fares were rolled out on all shorthaul European and UK domestic routes during the year, supported by price advertising campaigns to enable us to compete vigorously with no frills competitors. This initiative was enabled by a leading edge booking engine which allows customers to view a calendar on our website showing which flights to a particular destination offer the best prices. As a result market share on these routes has been regained.

        The overall European business class market has remained severely depressed but the investment in an improved product in fiscal 2001 has continued to help grow Club Europe market share in fiscal 2003.

        Updated and relocated self service check-in kiosks have ensured increased usage by customers and helped them move more quickly and efficiently through the airport.

        As part of BA's FSAS program, BA has improved the cost efficiency of all of its products and services with the objective of minimizing delivery costs while maintaining quality standards. This has been achieved successfully while maintaining or in some cases increasing customer satisfaction scores.

Concorde

        Due to the severe economic downturn and the view of Airbus that technical support for Concorde was no longer economically viable, it was announced on April 10, 2003, that Concorde will be retired from service in October 2003.

Executive Club

        The Executive Club is British Airways' worldwide customer loyalty program for recognizing, retaining and communicating with our most valuable customers. For people who travel frequently, the Executive Club seeks to provide an exceptional level of service, preferential treatment, enhanced travel related benefits, as well as mileage awards on eligible fares.

        As part of the FSAS program, work has taken place to simplify the Executive Club from five regional programs to a single global program. This will improve customer understanding and make it easier and less costly to develop in the future. It is also more cost efficient to run. This was launched to customers in March 2003 and went live on July 1, 2003.

Sales

        British Airways has built and maintains relationships with all its key customer groups around the world (both in countries where it flies as well as selected other countries). This includes large corporations, small and medium sized enterprises, governments, tour operators, individual customers, etc. Relationships are also maintained with business and leisure travel agents, the computer reservation systems and the credit card companies. In addition, BA itself operates contactBA call centers around the world, airport ticket desks, BA Travel Shops and on-line booking channels. Increasingly e-tickets are issued and airport check-in is done via self service kiosks. The UK outbound package holiday program previously run by the joint venture accoladia between Thomas Cook Holidays and British Airways Holidays is now run by Thomas Cook Holidays under license for 2003 departures and by our wholly owned subsidiary British Airways Holidays for 2004 departures. The joint venture was disbanded in November 2002. New products and services are introduced periodically to enhance sales effectiveness --- such as the On Business loyalty scheme for small and medium sized enterprises.

Franchising

        As at March 31, 2003, British Airways had seven franchise partner airlines: Loganair, GB Airways, Maersk Air UK, British Mediterranean Airways, Sun Air of Scandinavia, Comair of South Africa, and Regional Air of Kenya.

        During the year Zambian Air Services, previously a franchisee, suspended operations. In April 2003, franchise contracts with Sun Air and Loganair were renewed

        These seven carriers carried approximately 3.8 million passengers during the fiscal year to 106 destinations (72 destinations in addition to the mainline network) in the United Kingdom, continental Europe, the Middle East and Africa, using BA flight numbers. In addition to providing connecting passengers to British Airways' mainline services, the franchisees pay a franchise fee and pay for any services provided to them by British Airways.

Computer Systems

        High performing IT and telecommunications systems are vital to the running of the Group's business. Most areas of British Airways' business are facilitated by IT systems which are closely interconnected.

        Some of these systems have been developed, and most of them integrated, by BA's IT department. The majority of systems are operated within BA's two data center facilities at Heathrow. Major exceptions to this are Reservations, Departure Control (check-in), Inventory, Flight Planning and other transaction processing facility (TPF) platform systems which are operated by Amadeus SA in Germany.

        The following technical infrastructure elements are provided to BA by third party suppliers:

-       The wide-area data network -- provided by SITA and some local suppliers

-       The campus network in London -- provided by Omnetica Limited

-       Desktop, provision and support -- provided by Specialist Computer Centres ( SCC)

        British Airways began its relationship with Amadeus SA in 2000, with the start of the program to transfer the provision of Reservations, Departure Control and Inventory capability to Amadeus. In February 2002, BA and Amadeus successfully transferred BA's Reservations system to Amadeus' System User, a facility utilized by over 100 airlines. This extensive business change project was the largest ever undertaken by either company and took a year to implement. The next phases of the program involve the development by Amadeus of 'New Generation' Departure Control and Inventory systems, with the objective of making these systems available to a community of airlines.

        Recent improvements to the Company's technology infrastructure have helped to improve its on-line ticket sales. BA established its own web-site (www.ba.com) in December 1995, began selling through it in December 1996 and has continuously increased its use of electronic channels ever since. The FSAS program, announced in February 2002, included a radical refocusing of the shorthaul business enabled by a substantial increase in the use of electronic channels, new pricing models and a reduction in the underlying cost of sale. A substantial increase in the technology capacity of the web-site since September 2001 was successfully implemented by June 2002 through a 90 day development program. This increase in capacity was brought into service in connection with the launch in June 2002 of new fare structures for European and UK Domestic fares. The innovative Fare Explorer booking engine clearly demonstrates to the customer the cost of traveling at particular times of the day and provides greater convenience in selecting cost effective flights. BA has made ba.com the primary direct booking channel. BA is making a further increase in the volume of on-line bookings since the launch of recent modifications to British Airways' shorthaul operations and is extending customer self-service to all areas of customer interaction within the airline. This is known as the Customer Enabled BA ("CEBA") program and is placed to bring substantial benefits in the case of customer interaction and cost savings.

        Following a review of the way in which BA operates its technology, an IT operations change program, called iT21, was started in July 2001. The Information Management department is already delivering results from that program in the form of higher quality IT at lower cost (Sterling 50 million less over two years) and will continue to simplify BA's technology base and reduce the overall cost of the Group's operating technology. This is being achieved within a climate of increased data volumes and the demands of technology enabled business change.

        IT security and control has been an increasing area of focus over the last two years and the IM department is working closely with Internal Control on the security of BA's systems, processes and data.

Cargo

        BA's cargo business is operated as an independent contribution center. The majority of its cargo is carried in the holds of passenger aircraft, the balance on leased or part-chartered freighter aircraft where market conditions allow their deployment. This allows the Group to maximize the use of its scheduled route network to provide a worldwide cargo service. In Europe, the Group utilizes trucks to feed cargo from continental Europe to BA's Heathrow and Gatwick based intercontinental services. With the completion of the new cargo centre, the operating environment at London Heathrow benefits from improved operational processes and performance and has seen a significant increase in throughput capacity.

Ancillary Airline Activities

Other Services

        The Group provides a variety of services to other airlines. The most important of these are cargo handling at airports, airframe maintenance, computer and communications services and consultancy services.

Eurostar

        In 1999, BA took a 10% equity stake in Inter-Capital & Regional Rail Limited ("ICRRL"), a consortium company jointly held with National Express Group plc along with the French and Belgian railway companies, SNCF and SNCB, which was selected by the UK government to manage Eurostar UK Ltd ('EUKL'). EUKL is responsible for operating Eurostar trains between London, Lille, Paris and Brussels. The contract expiry date is December 31, 2010.

        Under the terms of the contract with EUKL, ICRRL receives an annual management fee and is subject to a mechanism allowing it to share in the upside or downside of EUKL's performance by reference to a pre-determined forecast. In February 2003, ICRRL shareholders were required to contribute additional funding to the company to enable it to satisfy its obligations under the performance mechanism for its year ended December 31, 2002. BA's share of this funding requirement was Sterling 968,000. In previous years, any such payments by ICRRL were met from its existing resources.

Seasonal Variations

        See "Item 3 --- Key Information --- Risk Factors --- Seasonal and Other Variations."

Health Concerns: Occupational Health Service

        Health concerns are one of the factors that can adversely affect demand for air travel. For example, in the spring of 2003, an outbreak of SARS caused concerns among many travelers about the spread of the disease and related health issues. This resulted in a decline in demand for certain of the Group's routes, most notably in routes involving the Far East. Future health concerns that affect the demand for air travel generally or the demand for air travel involving a geographic area could have an adverse affect on the Group's operations and financial results.

        British Airways maintains an occupational health service whose role is to analyze health-related issues for passengers and staff as they arise and provide advice on appropriate measures for the Group to take in response to such issues.

Regulation

        The international airline industry is subject to a high degree of global, European and UK government regulation covering most aspects of airlines' operations. This framework governs commercial activity (for example route flying rights, fare setting, access to airport slots) as well as operational standards (relating to areas such as safety, security, aircraft noise, immigration and passenger rights). British airlines are also affected by wider EU and UK policies, laws and regulation, particularly in relation to competition, airports and air traffic control.

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

        The present basis for international regulation of airline operations derives from the Chicago Convention of 1944, to which nearly all countries are parties. The Convention also established the International Civil Aviation Organization ("ICAO"), a specialized agency of the United Nations, to foster the planning and development of international air transport. Under the auspices of ICAO, rules establishing minimum operational standards are normally agreed on a multilateral basis. Airlines' rights to fly over, or make stops in, foreign countries for technical reasons in operating their international scheduled services are generally derived from the International Air Services Transit Agreement of 1944, to which most countries are parties. However, rights to carry traffic between countries and the regulation of fares are normally agreed on a bilateral basis between governments. A notable exception is the multilateral single market arrangements which apply within the European Union.

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

        Once an agreement has been reached, it is for the UK government to designate the British airline or airlines which will operate the agreed services. As well as being designated, an airline must obtain the necessary operating permits from the foreign governments concerned. These are unlikely to be withheld so long as the Group meets the required international safety standards. One ground on which a contracting government usually has the right to prevent a designated airline from operating the agreed services is if it is not satisfied that the Group is substantially owned and effectively controlled by the other government or its nationals. For this reason, BA's Memorandum and Articles of Association (the "Articles") contain provisions that may limit the rights of Non-UK and Non-European nationals who own shares in the Company. For more information, see "Item 10 --- Additional Information --- Memorandum and Articles of Association --- Limitations on Voting and Shareholding".

        The Council of the European Union decided on June 5, 2003 to begin the process of transferring responsibility for third country relations in air transport to the European Commission. The first major manifestations of this are a mandate from the Council to the Commission to negotiate a liberal agreement with the United States on behalf of all EU Member States and a general framework covering all other third country relationships and the processes whereby Member States may continue to negotiate bilaterally with them whilst remaining within EU law as clarified by the Judgment of the European Court of Justice of November 2002. This judgment made it clear that Member States could no longer negotiate bilaterally with third countries on any subject which is covered by EU law. These include ownership and control of airlines, pricing on intra-community routes and rules concerning computer reservation systems.

        In the European Union , there is a single internal market for air transportation. The most significant elements of the single market legislation are a liberal pricing regime, free access to all routes within the EU for airlines and a carrier licensing procedure. Certain constraints continue to apply for infrastructure reasons. Under a separate agreement, EU single market policies have been extended to the European Economic Area ("EEA") comprising all the countries of the EU and the countries of the European Free Trade Area ("EFTA") except Switzerland. Agreement has been reached between Switzerland and the EU which will have the effect of bringing Switzerland into the same arrangements.

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

        The CAA will grant global route licenses for scheduled and charter services. The absence of the necessary bilateral rights will not result in refusal to grant a license application. If scarce bilateral capacity arises, this will be addressed through a process designed to deal with this.

        In its June 2002 policy review, the CAA said that the interests of users will be best served if airlines are free to operate air services in competition with one another according to their commercial judgments, subject only to the application of normal competition policy.

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

Fare Setting

        It is a provision of most air services agreements that the fares, rates and charges for scheduled services on the agreed routes must be filed with, and approved by, both governments concerned or their agencies. It is a condition of the air transport and route licenses granted to British airlines by the CAA that the tariffs to be charged for international carriage and the commissions to be paid by the airline to any agent shall be filed with and approved by the CAA. Under some air services agreements, airlines are required to co-ordinate fares through IATA, (whose role in setting fares is described under "Item 4 --- Information on the Company --- Competition" below), though this is now rare. Pricing on intra-Community air routes is covered by EU Regulation.

        Notwithstanding this regulatory position, it is a widespread practice among airlines to sell a substantial proportion of their seats and cargo space in many parts of the world at tariffs lower than the approved levels or on other unapproved special terms. BA is no exception. See "Item 4 --- Information on the Company --- Competition" below. The Group responds competitively to market conditions and a large proportion of its revenue is derived from such sales.

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

        To continue to improve high safety standards is a primary objective of the Group. All departments, especially engineering and flight operations, pay continual attention to operational safety and the health and safety of employees. Specific responsibility for advising on safety matters rests with a separate department under the Director of Safety, Security and Risk Management. A comprehensive monitoring system exists within BA to ensure that incidents are reported and action is taken whenever appropriate.

Security

        In the UK, the Secretary of State for Transport has the power to direct the aviation industry to take measures to prevent acts of criminal violence. The measures so directed sometimes exceed the international standards developed by ICAO. Responsibility for implementing the measures and meeting their costs falls on both airlines and airport authorities. A number of foreign countries have also developed aviation security programs which place an onus on BA to meet specified security standards. BA's own security department continuously assesses the threat to its operations, develops policies for the protection of BA's operations and assets, and directs its staff or agents to implement appropriate countermeasures while monitoring their effectiveness. There are also circumstances in which governments may seek to prevent airlines from flying to or from various destinations or otherwise hinder their operation. Similarly changes in customs, immigration or other regulation may have the same effect.

Environmental Regulation and Noise

        BA's environmental management system commits the Group to working constructively with those concerned for the environment and to observing rules and regulations aimed at protection of the environment. The Group's activities are covered by a comprehensive network of regulations at local, national and international levels, affecting emissions to the atmosphere, disposal of solid waste and aqueous effluents, aircraft noise and other relevant parameters. The Group's strategy takes compliance as the baseline of environmental performance and aims to exceed standards and regulations.

        The BA fleet meets existing noise standards and is subject to a minimum of restriction, although Concorde is more limited in the destinations to which it can fly. Aircraft are categorized by the ICAO into "Chapters" which represent noise certification standards. European and US regulations prohibited the use of Chapter 2 aircraft after March 2002. None of the BA subsonic fleet is Chapter 2. In 2001, ICAO approved a new noise standard, "Chapter 4", to apply to new aircraft designs after 2006. BA supported the need for the new noise standard which is already met by 78% of the BA fleet. In 2001, the UK government introduced more stringent departure noise regulations at the London airports. The Group is proactively involved in other efforts to mitigate the effect of aircraft noise, including minimizing movements at night and, with other stakeholders, has developed a code of conduct for arriving aircraft to reduce noise on approach to airports.

        The Group is playing an active role in development of the understanding of the effects of aircraft emissions to the atmosphere. This has included involvement in the work of the Intergovernmental Panel on Climate Change, co-operating with research programs and promoting discussion of possible ways in which to control emissions of greenhouse gases. The Group is involved in work within ICAO aimed at developing mechanisms to control and mitigate the effect of aircraft engine exhaust emissions. BA is also a member of the UK emissions trading scheme and supports emissions trading.

Social and Environmental Report

        Each year, the Group publishes an environmental report that details progress with particular reference to measurement against headline indicators. In 2000 the report was extended to include both social and economic considerations. In June 2002, BA issued a new standard for bribery and corruption and an accompanying educational primer. A BA standing instruction has been issued that sets out what is and what is not acceptable and once agreed with trade unions will become a contractual obligation for all staff employed by BA. The standard also offers reassurance that no staff will be held accountable for business lost due to upholding of this standard.

United Kingdom and International Airport Policy

        Responsibility for airport policy in the United Kingdom lies with the UK government and is defined in the Airports Policy White Paper 1985 and the UK Airports Act 1986. Some elements of Government aviation policy were updated in the Transport White Paper of 1998. The government is in the process of reviewing its aviation and airport policies and is expected to produce a new White Paper in late 2003. This will incorporate a 30-year vision for UK airport development needs. Options for expanding airport capacity in South-east England has been subjected to a public consultation exercise in preparation for the new policy. The government previously announced the criteria against which airport expansion options will be assessed. The criteria are based on the government's broader approach to sustainable development under which economic, social and environmental factors are taken into account and quantified as much as possible. The government has also initiated a major overhaul of the planning system for major national infrastructure projects. The intention of the government's reform proposals are to speed up decision making in a way that is fair and efficient. The construction of a third runway at London Heathrow is one of several proposals under discussion.

        BAA plc has been granted planning permission to develop a fifth terminal at Heathrow subject to a number of formal conditions, including a limit on the number of movements at the airport. The proposed terminal would ultimately have a capacity of about 30 million passengers per annum, and BA and its alliance partners will occupy the new terminal subject to agreement with BAA, which is under negotiation. Work has begun on Terminal 5, which is due to open in 2008.

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

Competition

        Most of the markets in which BA operates are highly competitive. BA faces competition from other airlines on the same city-pair routes, from indirect flights, from charter services and from other forms of transport. The intensity of the competition varies from route to route, depending on the number and nature of the competitors, particularly whether or not they are state-owned or state-supported, and on the regulatory environment and other factors. At one extreme, there are relatively few international routes on which competition is largely limited to the other state's designated airline and fares are regulated. At the other extreme, there are some routes on which both governments adopt a liberal attitude to fares approval and to multiple designation of a number of airlines from several countries competing for the available traffic. For further discussion of the effects of regulations on competition, see "Item 4 --- Information on the Company --- Regulation".

        On many of the routes with multiple carriers, BA's pricing decisions are affected by competition from other airlines, some of which have cost structures that are lower than BA's or other competitive advantages and could therefore operate at lower fare levels.

UK Government Airline Competition Policy

        In October 1984, in advance of the privatization of BA, the UK Government published a White Paper setting out its policy for British airlines on both domestic and international routes. The White Paper restated the UK Government's objective to encourage a sound and competitive multi-airline industry with a variety of airlines of different characteristics serving the whole range of travelers' needs and strong enough to compete aggressively against foreign airlines. It stated that the UK Government's policy is to favor increased competition, so long as it is fair and UK interests are not prejudiced, and to promote, wherever possible, changes in air service agreements to that end. The 1984 White Paper is expected to be replaced by a new White Paper in 2003.

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

        The CAA from time to time issues statements of the policies it intends to carry out in pursuit of its statutory licensing role. The current statement came into force in June 2002. This confirmed that the CAA would give greater weight to the interests of users in balancing the interests of the users on the one hand and the airlines on the other. Additionally, the CAA considered that competition, where possible, is the most effective way of ensuring that passengers' interests are met. The new policy also removed the requirement for air carriers to be licensed on individual routes.

        Since March 2000, the UK's Competition Act has been in force. It outlaws agreements and business practices which have a damaging effect on competition in the UK. Its provisions mirror EU competition rules and can be applied to competition cases within the UK. The Enterprise Act which came into force in June 2003 introduced a new enforcement regime that includes disqualification of directors and criminal liability for individuals for certain serious infringements of the Competition rules.

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

Europe

        There is a single, liberalized air transport market in Europe, covering European Union countries and the wider EEA area. EU rules govern matters such as airport slot allocation, computer reservation systems and general competition policy.

United States

        While the US domestic airline industry has been largely deregulated, routes between the United Kingdom and the United States are still subject to regulation of market access, capacity and fares under an air service agreement known as Bermuda 2. However, both countries have adopted a relatively liberal approach to fare approval and other regulatory matters. The market has seen substantially increased competition over the last decade with major airlines and new market entrants offering a wide range of services and fare types. In addition, BA faces further competition from airlines operating other routes between the United States and continental Europe, including a number of carriers operating on these routes with antitrust immunity. BA has responded with both price and service initiatives and has continued to carry more passengers between the United Kingdom and the United States than any other carrier.

        In June 1995 a modification of Bermuda 2 was agreed between the US and UK Governments liberalizing codeshare arrangements and access to UK airports other than Heathrow and Gatwick from airports in the United States.

        The US and UK Governments have been involved in a series of talks with a view to agreeing further liberalization of the air services agreement, but no progress on the talks has been made.

        The European Commission has been granted a mandate to negotiate with the United States government a liberal set of air services arrangements to replace the bilateral agreements concluded by the EU Member States. This is likely to be a lengthy process but the outcome is expected to improve access to the US market for EU carriers (and to improve access to the European market for US carriers) and to provide a better environment for industry consolidation, especially in Europe.

Organizational Structure

        The business and operations of the BA Group are conducted within British Airways Plc and its subsidiaries. The following table sets forth the principal subsidiary companies of the Group as at March 31, 2003:
		Principal activities	Country of incorporation and registration and principal operations

Air Miles Travel Promotions Ltd*		Airline marketing	England
BA & AA Holdings Ltd*		Holding Company	England
(90 per cent of equity owned)
Britair Holdings Ltd*		Holding Company	England
British Airways Capital Ltd*		Airline finance	Jersey
(89 per cent of founders' shares owned)

British Airways Holdings Ltd*		Airline finance	Jersey
British Airways Holidays Ltd*		Package holidays	England
British Airways Maintenance Cardiff Ltd*		Aircraft maintenance	England
British Airways Regional Ltd*		Airline operations	England
British Airways Travel Shops Ltd*		Travel agency	England
CityFlyer Express Ltd*		Airline operations	Germany

Deutsche BA Luftfahrtgesellschaft GmbH		Airline operations	Germany
British Regional Air Lines Group Plc		Airline operations	England
Speedbird Insurance Company Ltd*		Insurance	Bermuda
British Airways CitiExpress Ltd		Airline operations	England
Brymon Airways Ltd		Holding Company	England
(Holding company of British Regional Air Lines Group Plc)

-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------

QUASI-SUBSIDIARY UNDERTAKING
		Principal activities	Country of incorporation and registration and principal operations

The London Eye Company Ltd*		Leisure company	England
(33 per cent of equity owned)

-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------

ASSOCIATED UNDERTAKINGS
	Percentage of equity owned	Principal activities	Country of incorporation and principal operations

Qantas Airways Ltd	18.9	Airline operations	Australia
Iberia, Lineas Aéreas de España, S.A. ('Iberia')	9.0	Airline operations	Spain
Comair Ltd	18.3	Airline operations	South Africa
Opodo Ltd*	22.9	Internet travel agency	England
-------------------------------------------------------------------------------------------------
TRADE INVESTMENTS
	Percentage of equity owned	Principal activities	Country of incorporation and principal operations
-------------------------------------------------------------------------------------------------
The Airline Group*	16.7	Air traffic control holding company	England
WNS (Holdings) Ltd*	16.8	Holding company	Jersey
-------------------------------------------------------------------------------------------------

        * Owned directly by British Airways Plc

________

Property, Plant and Equipment

        The following table sets forth the principal property and equipment of the Group. The table does not include the Group's fleet of aircraft which are described under "Item 4 --- Information on the Company --- Airline Fleet".
Principal Properties	Description	Nature of Title	Approximate Gross Size square feet
Heathrow Airport, London
No. 1 Maintenance Area East	offices, hangars, workshops	Lease(1)	2,400,000
No. 1 Maintenance Area West	offices, hangars, workshops	Lease(1)	1,300,000
Ascentis New Cargo Centre	warehouse and offices	Lease	1,000,000
Perishables Warehouse	warehouse and offices	Lease	70,000
Compass Centre	offices for crew reporting and operations center	Lease	250,000

Waterside, Harmondsworth	combined business center	Freehold	570,000
Cranebank	technical training center	Freehold	440,000
Speedmarque	workshops and offices	Lease	140,000
Link	warehouse and offices	Lease	170,000
Odyssey Business Park (2)	offices	Lease	120,000
Gatwick Airport, London
Maintenance Area East	offices, hangars and workshops	Lease(3)	495,000
Jubilee House	offices	Lease	130,000
UK Regions
Newcastle Business Park	offices	Lease	200,000
Pioneer House, Manchester	offices	Lease	64,000
Atrium Court, Glasgow	offices	Lease	90,000
Cardiff Airport, Wales
Maintenance Area	offices, hangars and workshops	Lease	460,000
New York
Terminal Building,	passenger terminal	Sublease	535,000
John F. Kennedy
International Airport

________________

(1) Leasehold interest held from Heathrow Airport Limited for 150 years from April 1995 without restriction on disposal and with wide use provisions.

(2) As at July 1, 2002 the lease had been sold.

(3) These leasehold interests which are held from Gatwick Airport Limited, as the case may be, contain restrictions on the disposal and use of the properties.

        The BA Group also has other freehold and leasehold interests in real estate in numerous countries throughout the world, that are less significant to the Group as a whole. See Note 17 to the Financial Statements.

        In June 2002, $85 million was raised by way of a 30 year New York municipal bond issue, for the renovation of the British Airways JFK terminal in New York. The bond represents an unsecured debt obligation of the Company and carries interest at 7 5/8%.

Item 5 --- Operating and Financial Review and Prospects

Introduction

        The following discussion covers the three years ended March 31, 2003 and is based on the Group's financial statements prepared in accordance with UK GAAP which differ in certain respects from US GAAP. The differences between UK GAAP and US GAAP as applicable to the Group are set out in Note 43 to the Financial Statements.

        The Group's turnover for fiscal year 2003 fell by 7.8% from Sterling 8,340 million to Sterling 7,688 million. Group operating profit for fiscal year 2003 was Sterling 295 million, up Sterling 405 million from an operating loss of Sterling 110 million in fiscal 2002.

        The improvement in operating profit against the prior year reflects substantial cost reduction initiatives particularly the delivery of the first year of the FSAS program. This was partially offset by the deterioration in revenue caused by economic weakness, war in Iraq, competition, terrorism and SARS.

        All of the first year targets of the FSAS program, in relation to manpower savings, capital expenditure, asset disposals, procurement, information technology and distribution costs were exceeded. The rollout of the new short-haul pricing model to compete more effectively with the "no-frills" carriers was also completed and simplification of the UK regional operation continues.

        The Group's profit before tax for fiscal 2003 was Sterling 135 million, Sterling 335 million better than the prior year. After providing for tax and minority interests, profit for the year was Sterling 72 million, compared to a loss of Sterling 142 million for the previous year.

Results of Operations

        The following table sets out the year-over-year percentage changes in Group turnover and selected Group operating statistics (volume, capacity and yield) for the three years ended March 31, 2003:
	Year ended March 31
	2003	2002	2001
	(Change%)
Group turnover	(7.8)	(10.1)	3.8
Group operations:
Volume (RTKs)	(2.9)	(13.9)	(1.3)
Capacity (ATKs)	(6.7)	(9.3)	(2.5)
Yield (Revenue/RTK) (1)	(3.8)	4.2	5.6

         (1) Scheduled services (passenger and cargo) and non-scheduled passenger services revenue as a percentage of RTKs

Year by Year Analysis

Year ended March 31, 2003 compared with year ended March 31, 2002

        Group turnover Sterling 7,688 million; operating profit Sterling 295 million; profit before taxation Sterling 135 million.

Revenue

        Group turnover fell in the year by 7.8% to Sterling 7,688 million in fiscal 2003. Passenger and cargo revenue (turnover from airline operations scheduled and non-scheduled services) accounted for approximately 92% of Group turnover. For the twelve-month period, traffic revenue fell by 6.6% to Sterling 7,074 million on a flying program 6.7% smaller in ATKs.

        Compared with fiscal 2002, in fiscal 2003 airline operations passenger traffic in RPKs declined 5.8%, while capacity in ASKs was reduced by 7.9%. Passenger load factor (RPKs/ASKs) increased by 2 points compared with fiscal 2002 to 72%. Passenger yield (scheduled and non-scheduled passenger revenue per RPK) declined by 1.3% for the full year.

        Cargo (ie freight and mail) volumes (CTKs) were up 4.4% compared with fiscal 2002 but yields (cargo revenue per CTK) fell by 4.0%. Cargo revenue was almost flat, up 0.2% from Sterling 483 million to Sterling 484 million.

        Other revenue fell 20.2% to Sterling 614 million, primarily due to a reduction in revenue from the Qantas Joint Services Agreement, as well as deterioration in third party engineering revenue.

Expenditure

        Net operating expenditure (total operating expenditure less other revenue) decreased by 11.7% as compared to fiscal 2002. Unit costs (net operating expenditure per ATK) were 5.5% lower than fiscal 2002 (total Group operating expenditure was 12.5% lower than in fiscal 2002).

        See footnote (7) to the operating statistics in Item 3 for the calculation of total operating expenditure per RTK and per ATK.

        The table below summarizes changes in total Group operating expenditure over the three financial years ended March 31, 2003:
	Year ended March 31
	2003	2002	2001	2003	2002	2001
	% Increase / (decrease)			(Sterling million)
Employee costs	(13)	1	(4)	2,107	2,409	2,376
Depreciation and amortization	(5)	8	10	734	770	715
Aircraft operating lease costs	(5)	(10)	16	189	199	221
Fuel and oil costs	(18)	(7)	37	842	1,028	1,102
Engineering and other aircraft costs	(12)	2	---	592	673	662
Landing fees and en route charges	(6)	(5)	(5)	576	615	645
Handling charges, catering and other operating costs	(13)	(15)	(2)	961	1,110	1,303
Selling costs	(14)	(27)	(5)	706	824	1,135
Accommodation, ground equipment costs and currency differences	(17)	11	(15)	686	822	739
Total Group operating expenditure	(13)	(5)	1	7,393	8,450	8,898
	=====	=====	=====	=====	=====	=====

        The operating expenditure for the year ended March 31, 2003 includes an exceptional charge of Sterling 84 million relating to the retirement of the Concorde fleet. See Note 4 to the Financial Statements and "Item 4 -- Information on the Company -- Marketing and Sales -- Concorde".

        In fiscal 2003, employee costs fell by 13% to Sterling 2,107 million primarily reflecting reduced staff numbers due to the FSAS program and other efficiency actions, as well as the FSAS restructuring charge of Sterling 80 million in 2002 (see Note 32 to the Financial Statements). Total Manpower Equivalents (MPEs) at Group level, were down by 4,854 at March 2003 compared with March 2002 and by 11,880 compared with August 2001. Compared with fiscal 2002, in fiscal 2003 the average number of employees in the Group, in manpower equivalents (MPE), fell by 11.6% to 53,440 and productivity (ATKs per MPE) improved by 5.6%.

        Depreciation and amortization costs reduced by 5% compared with fiscal 2002 to Sterling 734 million reflecting primarily the withdrawal of the Boeing 747-200 fleet (including the prior year accelerated depreciation), partially offset by the Sterling 58 million exceptional charge relating to the impairment of capitalized Concorde engineering modifications and rotable inventory.

        Aircraft operating lease costs reduced by 5% compared with fiscal 2002 to Sterling 189 million as a result of the return to lessors of Embraer 145s and Dash 8s, as well as Boeing 737-300s. These were partially offset by a Sterling 27 million onerous lease provision relating to the sub-lease of the British Airways CitiExpress Limited Jetstream 41 fleet (12 aircraft) to Eastern Airways.

        Fuel and oil costs fell by 18% compared with fiscal 2002 to Sterling 842 million due to hedging benefits, reduced flying, efficiencies from smaller, newer aircraft and the exchange rate effect of the weaker US Dollar, which more than offset the increase in spot price.

        Engineering and other aircraft costs reduced by 12% compared with fiscal 2002 to Sterling 592 million reflecting a volume related reduction in subcontract costs, cost efficiencies and exchange benefits, partially offset by the exceptional charge of Sterling 26 million relating to the write-down of Concorde stock and committed spend, together with increased costs of hull insurance post September 11, 2001.

        Landing fees and en route charges fell by 6% compared with fiscal 2002 to Sterling 576 million. This principally reflects benefits from reduced flying and the recovery of passenger service charges from transfer passengers, as well as efficiencies.

        Handling charges, catering and other operating costs decreased by 13% compared with fiscal 2002 to Sterling 961 million, as a result of reduced passenger numbers, reduction in subcontract costs and efficiencies across the operational areas.

        Selling costs fell by 14% compared with fiscal 2002 to Sterling 706 million. The introduction of the new agent commission structures, reduced sales volume and exchange rate effects were the main reasons for this reduction, partially offset by increases in advertising and promotional activity to support the launch of the new short-haul pricing model.

        Accommodation, ground equipment costs and currency differences fell by 17% compared with fiscal 2002 to Sterling 686 million. This reflected a reduction in contractors, reduced information systems spend, reduced property costs, exchange differences and lower bad debt provisions, partially offset by increases in insurance.

Geographical analysis

        See "Item 4 -- Information on the Company -- Segment Information -- Geographical Analysis" and Note 3 to the Financial Statements.

        Operating profit improved in all regions compared with last year as cost reductions more than offset the deterioration in revenue. Traffic was down in all areas except in the United Kingdom where lower prices throughout the year stimulated demand.

        The effect of the war in Iraq and terrorism on Americas traffic and yield was more than offset by cost improvements, and despite the impact of the exceptional charges relating to Concorde, Americas remained the most profitable region.

        In addition to cabin mix benefits and lower fuel prices, Africa and South Asia both benefited from underlying passenger yield improvements.

        Reduced capacity on the Far East and Australasia routes and improvements in scheduling had a positive impact on loads and yields.

Short-haul prices fell, reducing yields in an intensely competitive environment, but an 11% reduction in capacity (measured in ASKs) out of London cut volume-related costs and raised passenger load factors. Combined with aggressive cost initiatives and lower fuel prices, this halved the fiscal 2002 loss in Europe.

Share of operating profit from associates

        British Airways' share of operating profit from associated undertakings improved by Sterling 17 million to Sterling 39 million during fiscal 2003, principally due to improvement in the operating profits of Qantas.

        In November 2002, British Airways sold its 50% shareholding in accoladia, the joint venture between Thomas Cook Limited and the outbound tour business of British Airways Holidays as the partnership no longer fits the strategies of either company. The British Airways Holidays brand reverted to the Company's control. In December 2002, British Airways sold its stake in the Australian travel businesses Concorde International Travel and World Aviation Services.

Profit on sale of fixed assets and investments

        Profit on disposals of fixed assets and investments for the year was Sterling 60 million, down Sterling 85 million from last year when our disposal of Go Fly Limited in June, 2001 generated Sterling 98 million.

        Disposals during the year included Boeing 777-200, 737-400, 757-200 and the sale and leaseback of Airbus A320 aircraft as well as GE90 engines. There was also significant rationalization of our property portfolio including the sale of the New York crew hotel, Astral Towers Crawley and Odyssey Business Park. Where necessary, these property sales were accompanied by the leasing of space from the purchaser for differing periods depending on future business requirements.

Net interest payable

        Net interest payable for the year was Sterling 255 million, Sterling 23 million lower than the previous year. This included a charge for the retranslation of the Yen debt (used to fund aircraft acquisitions) of Sterling 10 million, compared to a credit the previous year of Sterling 49 million. The retranslation -- a non-cash item required by UK Generally Accepted Accounting Principles -- results from the movement of the Yen against Sterling . See Note 10 to the Financial Statements.

        Excluding the retranslation, the improvement in interest payable reflected lower rates, a higher cash balance and lower gross debt, together with foreign exchange benefits.

Other income/charges

        Other charges of Sterling 4 million for the year primarily relate to the write-down of our investments in the trade exchange Cordiem and The Airline Group (NATS), partially offset by Sterling 7 million of lease transfer income.

        The Sterling 5 million write-down in the value of NATS equity to Sterling 7.3 million reflects revised estimates of the future long-term benefits of the investment.

        This compares to other income of Sterling 21 million in the prior year, relating primarily to Sterling 22 million compensation received from the UK Government for the closure of US airspace immediately following September 11, 2001.

Tax

        The analysis of the tax charge is set out in Note 11 to the Financial Statements.

        There is no tax payable on operating results in the UK. During the year, the Group has remitted profits to the UK from subsidiaries and associates including those in Australia and Spain. The UK tax charge arising on such profits has been offset partially by credits for taxes paid overseas and by other loss surrenders. No tax arises on profits on disposals as such profits are covered by tax losses from current and prior periods.

Earnings per share

        For the twelve-month period, retained profit was Sterling 72 million, equivalent to net earnings per Ordinary Share of 6.7 pence, compared with a loss for the year of Sterling 142 million equivalent to a net loss per Ordinary Share of 13.2 pence last year.

Aircraft fleet changes

        The number of Group aircraft in service at March 31, 2003 was 330, a reduction of 30 on the prior year. Aircraft disposals and returns to lessors comprised nine Boeing 757-200, two Boeing 777-200, six Boeing 737-300, two Boeing 737-400, four de Havilland Canada DHC-8 and two Embraer RJ145 aircraft. Deliveries comprised 11 Airbus A320 and one Embraer RJ145 aircraft. Of the 12 British Airways CitiExpress Limited Jetstream 41 aircraft, one had been sub-leased and 11 stood down pending sub-lease to Eastern Airways.

        Other stand-downs included one Boeing 757-200, and two Boeing 737-400 aircraft pending disposal or return to lessor, together with two Concorde, reflecting the announcement on April 10, 2003 that the fleet will be retired from service in October 2003.

Capital expenditures

        During the three years ended March 31, 2003, capital expenditures and investments totaled approximately Sterling 2,753 million for the Group, principally related to the acquisition of aircraft and other equipment.

         The following table summarizes Group capital expenditure in the three years ended March 31, 2003:
	2003	2002	2001
	Sterling million
Aircraft, spares, modifications and refurbishments (net of refund of progress payments)	225	739	1,192
Property and equipment (net of refund of progress payments)	95	121	219
Landing rights	32	12	1
	352	872	1,412
Investments	24	44	49
	376	916	1,461
	=====	=====	=====

        See Notes 14, 15 and 18 to the Financial Statements.

        During the three years ended March 31, 2003, divestitures of fixed assets and investments yielded proceeds of approximately Sterling 1,114 million to the Group, principally related to disposals of aircraft, property and investments.

Working capital

        At March 31, 2003 current liabilities were Sterling 2,904 million, down Sterling 297 million from March 31, 2002; current assets were Sterling 2,725 million, up Sterling 166 million from March 31, 2002.

        The reduction in current liabilities was primarily due to reduced trade creditors driven by reduced operational expenditure. However, sales in advance of carriage increased from Sterling 716 million to Sterling 783 million due principally to the timing of Easter.

        The increase in current assets reflects higher short-term loans and deposits and cash (an increase of Sterling 433 million) partially offset by a reduction in debtors, mainly due to lower volumes and revenue, and reductions in stock.

        It is management's opinion that the Group has working capital sufficient for its current requirements.

Cash flow

        Cash at bank and in hand equaled Sterling 222 million at March 31, 2003, an increase of Sterling 158 million as compared to Sterling 64 million at March 31, 2002. Cash inflow from operating activities in fiscal 2003 totaled Sterling 1,185 million, an improvement of Sterling 319 million on last year principally due to the improvement in operating profit. Tangible fixed assets purchased for cash amounted to Sterling 293 million, Sterling 452 million less than last year and the sale of tangible fixed assets and investments generated proceeds of Sterling 351 million. The reduction in capital spend and the continuing asset disposals reflects the ongoing implementation of the FSAS program.

Leases and other financing arrangements

        The following table sets out the movements in loans and capital obligations under finance leases and hire purchase arrangements for the three years ended March 31, 2003 (see also Note 29 to the Financial Statements):
			Total
	Bank and other loans	Finance leases and hire purchase arrangements	2003	2002	2001
	(Sterling million)
Balance at April 1	1,545	5,856	7,401	7,043	6,944
New loans raised	13	---	13	495	214
Assumed from subsidiary acquired during the year	---	---	---	117	---
Divested from subsidiary companies sold during the year	---	---	---	---	(69)
Loans, finance leases and hire purchase arrangements undertaken to finance the acquisition of aircraft and other assets	---	221	221	512	663
Repayment of amounts borrowed	(189)	(608)	(797)	(712)	(738)
Effect of exchange rate changes	(37)	(112)	(149)	(54)	29
Balance at March 31	1,332	5,357	6,689	7,401	7,043
	=====	=====	=====	=====	=====

        Eleven A320 aircraft were delivered during the year. Five of the aircraft were financed through US Dollar denominated operating leases and two aircraft were financed through UK operating leases. The remaining four aircraft were financed on balance sheet; two through US Dollar denominated cross border finance leases and two through UK finance leases.

        Three A319 aircraft that were delivered in the previous year were financed during the year through US Dollar denominated cross border finance leases. Five short-haul Airbus aircraft that had been delivered and financed on operating leases shortly after September 11, 2001 were refinanced during the year at lower rates on US Dollar denominated operating leases. A Boeing 777-200 which had also been delivered and financed in the previous year was refinanced at lower rates through a cross-border US Dollar denominated finance lease.

        In June 2002, US$85 million was raised by way of a 30 year New York municipal bond issue to finance the recently completed renovation of the JFK terminal in New York. The bond represents an unsecured debt obligation of the company and carries interest at 7.5/8%.

        For the purposes of the financial statements foreign currency debt is translated into Sterling at year-end exchange rates. Gains and losses on translation are recognized in the profit and loss account except for changes in the Sterling value of US Dollar denominated debt that finances US Dollar denominated fixed assets. These gains or losses are taken to reserves, together with the differences arising on the translation of the related assets. The debt translation gain taken to reserves amounted to Sterling 139 million (2002: Sterling 4 million loss).

Net debt/total capital ratio

        Net debt is defined as total debt (loans, finance leases and hire purchase agreements) plus Convertible Capital Bonds net of (i) short-term loans and deposits and (ii) cash less overdrafts. See Note 25 to the Financial Statements.

        Net debt at March 31, 2003 amounted to Sterling 5,149 million, including Convertible Capital Bonds of Sterling 112 million, and net of cash and short-term loans and deposits totaling Sterling 1,652 million. This reduction in net debt of Sterling 1,145 million from last year resulted from additional cash, short-term loans and deposits (Sterling 433 million), and exchange effects. Debt repayments were partially offset by new loans and finance leases taken out.

        The net debt/total capital ratio at March 31, 2003 stood at 60.7%, a 5.3 point reduction versus fiscal 2002 mainly due to the reduction in net debt.

        Total capital is defined as the sum of capital, reserves, (including minority interests) and net debt, with the provision for deferred tax added back.

        See Item 3 - footnote (6) to the Operating Statistics for the calculation of total capital and net debt.

Share capital

        The number of shares allotted, called up, and fully paid on March 31, 2003 was 1,082,784,318 compared with 1,082,757,107 on March 31, 2002. On June 16, 2003, 10,949 Ordinary Shares were issued in exchange for 25,877 Convertible Capital Bonds 2005 on the basis of one Ordinary Share for every 2.34 Bonds held. During the year, 3,323 shares were issued on the exercise of options under Employee Share Option schemes.

Year ended March 31, 2002 compared with year ended March 31, 2001

        Group turnover Sterling 8,340 million; operating loss Sterling 110 million; loss before taxation Sterling 200 million.

Revenue

        Group turnover fell by 10.1% to Sterling 8,340 million in fiscal 2002 (compared with Sterling 9,278 million in fiscal 2001).

        For fiscal 2002, traffic revenue (turnover from scheduled passenger and cargo and non-scheduled passenger services) fell by 10.2% to Sterling 7,571 million on a flying program 9.3% smaller in ATKs. The ATK reduction reflected a continuation of our strategy, which was accelerated after the events of September 11, 2001. At a Group level, the disposal of go further reduced capacity, partially offset by increases due to the acquisition of British Regional Air Lines Group (BRAL).

        Compared to fiscal 2001, in fiscal 2002 airline operations passenger traffic (scheduled and non-scheduled RPKs) declined 13.7%, while capacity (ASKs) reduced by 12.4%. Passenger load factor (RPKs/ASKs) fell only 1.0 point compared with fiscal 2001 to 70.4%. Passenger yield (scheduled and non-scheduled passenger revenue per RPK) improved by 4.7%.

        In fiscal 2002, cargo volumes (CTKs) were down 14.8% compared with fiscal 2001 whilst yields (cargo revenue per CTKs) fell by 2.0%. Cargo revenue was down 16.6% from Sterling 579 million in fiscal 2001 to Sterling 483 million in fiscal 2002.

Expenditure

        Net operating expenditure (see Item 3 - footnote (7) to Operating Statistics) improved by 5% (total operating expenditure declined by 5%). Unit costs (net operating expenditure per ATK) were 5.2% higher compared with fiscal 2001 (total Group operating expenditure was 5% lower than in fiscal 2001).

        See the table under "Item 5 -- Operating and Financial Review and Prospects -- Year by Year Analysis -- Year ended March 31, 2003 compared with year ended March 31, 2002 - Expenditure" for details of changes in Group operating expenditure from fiscal 2002 to fiscal 2001.

        Employee costs (including an Sterling 80 million restructuring provision relating to the FSAS program) increased by 1.4% compared with fiscal 2001 to Sterling 2,409 million primarily reflecting reduced staff numbers from efficiency actions taken post September 11, 2001, more than offset by the FSAS restructuring provision. Total MPEs, at Group level, were down 7,000 by year-end compared with August 2001. The average number of employees in the Group, in terms of manpower equivalent (MPE), fell by 3.8% to 60,468 and productivity (ATKs per MPE) was down by 5.7%.

        Restructuring costs of Sterling 80 million were incurred in 2002 relating to the delivery of the initial phase of the FSAS program.

        Depreciation and amortization costs increased by 7.7% compared with fiscal 2001 to Sterling 770 million reflecting the increased value of the aircraft fleet, principally from the addition of Boeing 777s and Airbus and additional product embodiment costs. Aircraft operating lease costs reduced 10.0% to Sterling 199 million as a result of the disposals of Boeing 737-200s and the Boeing 737-300s operated by go, partially offset by the effects of the BRAL acquisition.

        Fuel and oil costs fell by 6.7% compared with fiscal 2001 to Sterling 1,028 million due to a reduction in fuel price, reduced flying, efficiencies from smaller, newer aircraft and the disposal of go.

        Engineering and other aircraft costs increased by 1.7% compared with fiscal 2001 to Sterling 673 million reflecting increased insurance costs following September 11, 2001, write-downs of expendable stock, and the effects of the BRAL acquisition. This was partially offset by reductions in subcontract costs, cost efficiencies, volume savings driven by changes in fleet type and savings from the disposal of go.

        Landing fees and en route charges fell by 4.7% compared with fiscal 2001 to Sterling 615 million. This principally reflected benefits from reduced flying and efficiencies.

        Handling charges, catering and other operating costs decreased by 14.8% compared with fiscal 2001 to Sterling 1,110 million, as a result of reduced passenger numbers and cost efficiencies across the operational areas.

        Selling costs fell by 27.4% compared with fiscal 2001 to Sterling 824 million. The introduction of the new commission structure in the UK, reduced sales volume and lower advertising and promotional activity were the main reasons for this reduction, only partly offset by exchange rate effects and the acquisition of BRAL.

        Accommodation, ground equipment costs and currency differences increased by 11.2% compared with fiscal 2001 to Sterling 822 million. This reflected costs of outsourcing, implementing new systems, increased property costs for new facilities, and exchange differences.

Geographical analysis

        See "Item 4 -- Information on the Company -- Segmental Information -- Geographical Analysis" and Note 3 to the Financial Statements.

        At the operating profit level, most regions suffered from reduced economic activity, and the resulting traffic loss in the aftermath of September 11, 2001.

        Least affected was Africa, where strategic reductions in capacity saved operational costs and raised load factors, resulting in no material change in operating profit for the region.

        Product improvements on Americas routes preserved the premium/economy mix at a time of falling loads and the region was again the most profitable. The Far East and Australasia result was impacted by lower traffic levels and increased fuel costs and aircraft charges. Seat factor fell 3.0 points, although improved cabin mix increased passenger yields.

        Overall reduction in short-haul revenue (RPK down 9%) was matched by reductions in capacity thereby maintaining seat factors at the same level as last year. The second half of the year was particularly difficult for the premium business resulting in declining yields due to cabin mix and a significant worsening in the total short-haul result.

Share of operating profit from associates

        British Airways' share of operating profit in associated undertakings decreased by Sterling 42 million to Sterling 22 million during fiscal 2002, principally due to reduction in the operating results of Qantas and Iberia. In April 2001, in partnership with Thomas Cook Holdings Limited, British Airways acquired a 50% holding in a newly formed company, Accoladia Ltd, into which the outbound business of British Airways Holidays was transferred.

Profit on sale of fixed assets and investments

        Profit on disposals of fixed assets and investments was Sterling 145 million, reflecting primarily the disposal of our investment in go in June, 2001. Also disposed of during 2002 was our investment in France Telecom (formerly shares held in Equant) and other fixed assets; aircraft disposals included 8 Boeing 747-200 and 18 Boeing 757-200. This represented an improvement of Sterling 214 million compared with last year, which saw a loss on our disposal of Participations Aéronautiques (the holding company for Air Liberté).

Net interest payable

        Net interest payable for the year was Sterling 278 million. This included a book credit for the retranslation of Yen debts (used to fund aircraft acquisitions) of Sterling 49 million, compared to a credit in 2001 of Sterling 73 million. The retranslation -- a non-cash item required by UK Generally Accepted Accounting Practices - -- resulted from the weakening of the Yen against Sterling . See Note 10 to the Financial Statements.

Other income

        Other income included Sterling 22 million received from the UK Government as compensation for the closure of the US airspace immediately following September 11, 2001.

Tax

        An analysis of the tax charge is set out in Note 11 to the Financial Statements.

        There is no tax payable on operating results in the UK. During the year, the Group remitted profits to the UK from subsidiaries and associates including those in Australia and Spain. The UK tax charge arising on such profits was offset partially by credits for taxes paid overseas and by other loss surrenders. No tax arises on profits on disposals as such profits are covered by tax losses from current and prior periods.

        During fiscal 2002, the Company implemented Financial Reporting Standard 19 'Deferred Tax'. As a result the Company recognized deferred tax on the full liability method. The deferred tax liability is included on the balance sheet and at March 31, 2002 amounted to Sterling 1,031 million (see Note 31 to the Financial Statements).

Earnings per share

        For the year ended March 31, 2002, the Group's loss was Sterling 142 million, equivalent to a loss of 13.2 pence per share, compared with profit of Sterling 67 million, equivalent to 6.2 pence per share for fiscal 2001.

Aircraft fleet changes

        The number of Group aircraft in service at March 31, 2002 was 360, an increase of 22 on the prior year. The increase primarily reflected the acquisition of BRAL with 12 Jetstream 41, 13 British Aerospace ATP, 21 Embraer RJ145 and 5 British Aerospace 146 in service at year-end. The sale of go reduced Boeing 737-300 aircraft by 13. Other changes, in line with the ongoing fleet strategy, included new deliveries of 5 Boeing 777, 12 Airbus A319, 3 Airbus A320, 2 Boeing 737-300, 1 Avro RJ100 and 1 Embraer RJ145. Disposals included 8 Boeing 747-200, 18 Boeing 757-200, 2 Boeing 737-300, 3 Boeing 737-400, 1 ATR72 and 1 DHC-8. In addition, 5 Boeing 747-200 and 4 Boeing 757-200 were stood down awaiting disposal and 2 Boeing 737-300 went into service having previously been undergoing pre-service preparation at March 31, 2001.

Capital expenditure

        See "Item 5 --- Operating and Financial Review and Prospects --- Year By Year Analysis --- Year ended March 31, 2003 compared with year ended March 31, 2002 -- Capital expenditures" for capital expenditure during fiscal 2002 as compared to fiscal 2001.

Working capital

        At March 31, 2002 current liabilities were Sterling 3,201 million, down Sterling 107 million from March 31, 2001; current assets were Sterling 2,559 million, up Sterling 9 million from March 31, 2001. The reduction in current liabilities was due to reduced sales in advance of carriage primarily as a result of lower revenue, together with a reduction in trade creditors, due to reduced operational expenditure. The improvement in current assets reflects higher short-term loans and deposits and cash excluding overdrafts together with reduced debtors due to lower volumes and revenue, and reductions in stock.

Cash flow

        Cash at bank and in hand equaled Sterling 64 million at March 31, 2002, a decrease of Sterling 7 million as compared to Sterling 71 million at March 31, 2001. Cash inflow from operating activities totaled Sterling 866 million, a decline of Sterling 385 million from fiscal 2001 due principally to a reduction in operating profit. Fixed assets purchased for cash amounted to Sterling 757 million (tangible assets: Sterling 745 million; intangible assets: Sterling 12 million), Sterling 358 million less than in fiscal 2001. The sale of tangible fixed assets and investments generated proceeds of Sterling 465 million, compared to Sterling 298 million in fiscal 2001. The reduction in capital spend and increase in disposals reflected cash conservation measures implemented post September 11, 2001.

Leases and other financing arrangements

        See "Item 5 --- Operating and Financial Review and Prospects --- Year By Year Analysis --- Year ended March 31, 2003 compared with year ended March 31, 2002 -- Leases and other financing arrangements" with respect to movements in loans and capital obligations under finance leases and hire purchase arrangements for fiscal 2002 as compared to fiscal 2001.

Net debt/total capital ratio

        Net debt is defined as total debt - - loans, finance leases and hire purchase agreements - - plus Convertible Capital Bonds net of (i) short term loans and deposits and (ii) cash less overdrafts. See Note 25 to the Financial Statements and footnote (6) to the Operating Statistics in Item 3.

        Net debt at March 31, 2002 amounted to Sterling 6,294 million, including Convertible Capital Bonds of Sterling 112 million, and net of cash and short-term loans and deposits totaling Sterling 1,219 million. This represented an increase of Sterling 71 million from March 31, 2001, resulting from an increase in short term loans and deposits, partially offset by exchange effects, and new finance leases and hire purchase arrangements.

        The net debt/total capital ratio stood at 66.0%, compared to 64.5% at March 31, 2001, with the increase mainly due to increased borrowing and the reduction of capital and reserves.

Outlook

        The Company expects the business environment will continue to be challenging in 2003/04 ahead of an economic recovery.

        Forecasting revenue against a backdrop of continuing global economic weakness and the threat of terrorism is very difficult, however, the outlook is that revenue in the first fiscal quarter will be lower than last year. Visibility beyond the first quarter is not clear.

        The implementation of our FSAS program and other cost cutting initiatives is on track and delivering more than the expected cost savings.

Other matters

Future Size and Shape

        The FSAS restructuring program continued during the year, with all fiscal 2003 targets delivered; short-haul pricing model, manpower, capital and disposals, distribution, procurement and information technology. See "Item 4 -- Information on the Company -- Strategic Developments and Investments -- Cost Reduction."

        The two-year Business Plan announced in February 2003 reaffirmed our commitment to delivery of the fiscal 2004 FSAS objectives, together with additional focus on external spend and CEBA. CEBA is the umbrella name for a program emerging as a major transformational force in British Airways. It covers:

-       E-Ticket (including interline);

-       Trip self-service;

-       Relationship self-service; and

-       Integrated pricing.

British Airways CitiExpress

        British Airways is continuing to take steps towards simplifying and strengthening its UK regional operation. During the year, Manx Airlines, a wholly owned subsidiary, was integrated into British Airways CitiExpress, which also assumed full operational control of another subsidiary, British Airways Regional.

        During the year it was announced that two bases (Cardiff and Leeds-Bradford) would close and British Airways CitiExpress would withdraw from 21 regional routes. These changes are complemented by fleet simplification, with Airbus and 737 fleets having been transferred to mainline operations and Regional Jets switched from mainline to British Airways CitiExpress.

        In addition, the entire fleet of 12 BAe Jetstream 41 Turboprop aircraft are being sublet to Air Kilfoyle Limited (trading as Eastern Airways). Eastern Airways will now operate a number of routes previously operated by British Airways CitiExpress using this aircraft type. This was the first part of an accelerated strategy to move to an all-jet regional operation.

        In April 2003, British Airways CitiExpress began flying from London City Airport to Frankfurt and to Paris Charles de Gaulle, and to Glasgow in May 2003.

        In April 2003, British Airways CitiExpress announced extensive further cost reductions following a review of the future direction of the regional operation. Immediate actions are intended to reduce the cost base by Sterling 20 million, Sterling 7 million of which is expected to be achieved in the financial year ending March 31, 2004. The next phase of the plan is expected to generate improvements in the areas of network optimization, product and distribution costs.

Alliance benefits

        The oneworld alliance includes eight airline members; British Airways, Aer Lingus, American Airlines (AA), Cathay Pacific, Finnair, Iberia, LanChile and Qantas. Co-operation across the alliance in a number of areas benefits the customer and increases the airlines' effectiveness. oneworld offers a substantial package of customer benefits, including reciprocal reward and recognition programs, common lounge access, smoother transfers, increased customer support and greater value.

        In January 2002, the US Department of Transportation's conditions for an anti-trust immune deal with AA were deemed by BA/AA to be too onerous to proceed with the plans. Both parties remain committed to an alliance relationship and on May 30, 2003 following a joint application, the Department of Transportation granted rights for the two airlines to codeshare on each others' routes excluding those between the US and London. This permission will be reviewed after a period of two years.

        Outside oneworld, co-operation with Japan Airlines continues in the form of frequent flyer program agreements. In addition, British Airways and British Airways CitiExpress Limited now codeshare with SN Brussels Airlines on routes between the UK and Brussels. Exemption from the anti-competitive provisions of Article 81 of the Treaty of Rome was granted by the European Commission on March 10, 2003 in respect of British Airways/SN Brussels Airlines co-operation for a six-year period.

        Following LOT Polish Airlines' decision to join the STAR alliance a number of bilateral arrangements between British Airways and LOT focusing on the London Heathrow - Warsaw route were terminated in March 2003.

Qantas

        The nine-year relationship with Qantas is British Airways' longest standing and deepest alliance relationship. Under the Joint Services Agreement (JSA) between the two parties, there is full strategic, tactical and operational co-operation on all of British Airways' and Qantas' flights that serve markets between the United Kingdom and Continental Europe, Southeast Asia and Australia. This co-operation continues to strengthen and provides customers with improved flight departure times, routings and value for money.

        British Airways and Qantas continue to co-ordinate sales and marketing activities worldwide, and to share all costs and revenues on the JSA routes, giving both companies an incentive to improve the joint business. Additional value has been generated with cost savings and revenue co-operation across almost all functions.

        Qantas' Australian GAAP pre-tax profit for the six months ended December 31, 2002 amounted to A$513.1 million, an increase of 122% on the corresponding period last year. Profit after tax amounted to A$352.5 million, up 130%. Revenue for the six months was A$5.9 billion, up 9.3% compared to last year. Passenger revenue increased by 10.8% and was due to growth in RPKs of 9.4% and an increase in yield of 1.2%.

        Qantas' overall capacity measured in ASKs grew by 5.2% compared with the prior half-year. However, due to the effects of terrorism and the war in Iraq, Qantas moved capacity from the international network to the domestic network. International capacity measured in ASKs reduced by 3.3% across the period and domestic capacity increased by 24.9%. International RPKs increased by 2.5% and domestic by 24.5% helping to increase overall passenger load factor (RPKs as a percentage of ASKs) by 3.0 points to 79.9%.

        Total expenditure, including interest, increased by 4.3% to A$5.4 billion mainly due to costs associated with the increase in capacity, although a decrease in fuel costs has partially offset this. Cost per ASK decreased by 0.9%.

        In September and October 2002, Qantas issued new shares by way of an institutional placement and shareholder placing respectively. British Airways did not take up its allocation, which resulted in the dilution of the Group's shareholding from 21.4% to 18.9%.

Iberia

        Following the acquisition of a 9% stake in Iberia in 2000, work was undertaken to generate value through commercial co-operation. The two airlines expanded bilateral cooperation by introducing codesharing on routes between the UK and Spain including London Heathrow and Gatwick to Madrid and Barcelona.

        Iberia's Spanish GAAP profit before tax for the year ended December 31, 2002 (included in the Group's fiscal 2003 results) was Euro 194.1 million, compared to a loss before tax last year of Euro 85.2 million.

Franchising

        As at March 31, 2003, there were seven franchisees (Loganair, GB Airways, Maersk Air UK, British Mediterranean Airways, Sun-Air of Scandinavia, Comair of South Africa and Regional Air of Kenya) operating to 94 destinations of which 65 are additional to the British Airways and British Airways CitiExpress network. During the year, Zambian Air Services Limited, previously a franchisee, suspended operations.

Management of financial risks

        The Board of Directors sets the treasury policies and objectives of the Group, and lays down the parameters within which the various aspects of treasury risk management are operated. The Board has approved a treasury governance statement that outlines the Group's policies governing corporate and asset financing, interest rate risk, foreign exchange risk and cash and liquidity management. The governance statement also lists the financial instruments that the Group's treasury function is authorized to use in managing financial risk. The governance statement is under ongoing review to ensure best practice in the light of prevailing conditions.

        Responsibility for ensuring that treasury practices are consistent and compatible with the agreed governance statement is vested in a Finance Committee. Group Treasury implements the agreed policies on a day-to-day basis with a view to meeting the treasury objectives in a risk averse though cost effective manner. These objectives include ensuring that the Group has sufficient liquidity to meet its day-to-day needs and to fund its capital investment program and other investments; deploying any surplus liquidity in a prudent and profitable manner; managing currency, fuel, interest rate and credit exposures; and managing the Group's relationship with a large number of banks and other financial institutions world-wide.

        See also "Item 11 -- Quantative and Qualitative Disclosures about Market Risk".

Financing and interest rate risk

        Most of the Group's debt is asset related, reflecting the capital-intensive nature of the airline industry and the attractiveness of aircraft as security to lenders and other financiers. These factors are also reflected in the medium to long-term maturity profiles of the Group's loans, finance leases and hire purchase arrangements. The incidence of repayments is shown in Note 28 to the Financial Statements. The Group demonstrated its continuing ability to raise new financing by financing all aircraft deliveries during the year and putting in place committed facilities for all aircraft deliveries through March 31, 2004.

        At March 31, 2003 approximately 58% of the Group's borrowings (after swaps), net of cash, short-term loans and deposits, were at fixed rates of interest and 42% were at floating rates. This proportion of fixed rate borrowings has increased from 48% at March 31, 2002 as the Group has taken advantage of the availability of historically low fixed rate Sterling and US Dollar funds and increased its short-term loans and deposits.

        The Group's borrowings are predominantly denominated in Sterling, US Dollars and Japanese Yen. Sterling represents the Group's natural "home" currency, while a substantial proportion of the Group's fixed assets are priced and transacted in US Dollars. The Japanese Yen liabilities arise as a result of the Group's substantial Japanese cross-border hire purchase arrangements entered into during the period 1990 to 1999. Details of the currency mix of the Group's gross borrowings are shown in Note 28 to the Financial Statements.

        During the year the Company's senior unsecured debt rating was maintained at one notch below investment grade although the rating was placed on credit watch because of the war in Iraq and the possible impact on the Company's revenue. In July 2003, Moody's left their credit ratings unchanged, but Standard & Poor's reduced the Group's corporate rating to BB+ (stable) and the senior unsecured debt rating to BB-. The impact of a downgrade is limited as there are no rating triggers in the existing debt portfolio. Furthermore, the Group's main source of external funding, being secured aircraft financing, is less sensitive to credit ratings than the unsecured bond market.

        See also "Item 11 -- Quantitative and Qualitative Disclosures about Market Risk".

Liquidity and investments

        The continuing risk of terrorist attacks and the war in Iraq led us to build and maintain a significant degree of liquidity during the year. Cash flow was managed through this period by the implementation of the first year of our FSAS program. This involved restoring our positive operating margin through cost cutting, reducing capital spend, and a program of asset sales. We have also maintained the substantial committed borrowing facilities established in 2001.

        At March 31, 2003 the Group had at its disposal short-term loans and deposits and cash at bank and in hand amounting to Sterling 1,652 million (2002: Sterling 1,219 million). In addition, the Group had undrawn long-term committed aircraft financing facilities totaling approximately US$541 million, a committed short term unsecured revolving credit facility of US$100 million and undrawn uncommitted overdraft and money market lines with a number of banks totaling Sterling 80 million. The Group's ability to access one of its committed facilities of US$393 million is subject to the Group's Standard & Poor's corporate credit rating. However, the Group's corporate rating stands at BB+ (stable) which is well above the lowest level, B-, at which the facility can be drawn. Once the facility is drawn there are no ratings covenants.

        The Group's holdings of cash and short-term loans and deposits, together with committed funding facilities and net cash flow, are expected to be sufficient to cover the cost of all currently committed aircraft deliveries.

        Surplus funds are invested in high quality short-term liquid instruments, usually bank deposits. Credit risk is managed by limiting the aggregate exposure to any individual counter party, taking into account its credit rating. Such counter party exposures are regularly reviewed and adjusted as necessary. Accordingly, the possibility of material loss arising in the event of non-performance by counter parties is considered to be unlikely.

Interest cover

        The Group's interest cover for fiscal 2003 was 1.5 times. The increase in interest cover from fiscal 2002 (0.4 times) reflects the improvement in the profitability of the Group between fiscal 2003 and fiscal 2002 and a reduction in net interest payable. This reduction reflects both the lower level of net debt of the Group and the reduction in pounds Sterling and US Dollar interest rates between fiscal 2003 and 2002.

        The Group's interest cover for fiscal 2002 was 0.4 times. The reduction in the coverage ratio from fiscal 2001 (1.5 times) represents the reduction in the profitability of the Group between fiscal 2002 and fiscal 2001 reflecting the impact of the September 11, 2001 terrorist attacks and the general economic downturn. In addition, the Group's net interest payable increased between fiscal 2001 and fiscal 2002 as the Group's level of net debt increased.

        See Item 3 -footnote (3) on page 9 for the calculation of interest cover.

Debt and other contractual obligations

        The Group has amounts falling due, excluding interest payable, under various debt and other contractual obligations as follows:

					Operating Lease Commitments
	Bank Loans	Other Loans	Finance Leases	Hire Purchase Arrangements	Fleet	Property & Equipment	TOTAL
	(Sterling million)
Obligations falling due:
Within one year	56	1	124	362	151	70	764
Between one and five years	382	--	575	1,357	333	151	2,798
In five years or more	553	340	1,855	1,084	72	1,491	5,395
TOTAL	991	341	2,554	2,803	556	1,712	8,957

        See also Notes 17 and 28 to the Financial Statements.

        Capital expenditure commitments authorized and contracted for, but not provided for in the Group's fiscal 2003 Financial Statements, amounted to Sterling 482 million for the Group (2002: Sterling 749 million), and Sterling 476 million for the Company (2002: Sterling 723 million), in each case as of March 31, 2003. These outstanding commitments include Sterling 456 million that relates to the acquisition of Airbus A320 family aircraft scheduled for delivery over the next three years. It is intended that these aircraft will be financed partially by cash holdings and internal cash flow and partially through external financing, including committed facilities arranged prior to delivery.

Foreign currency exposure

        The Group does business in more than 100 foreign currencies, and generates a surplus in most of these currencies. In recent years the US Dollar has been an exception to this as capital expenditure, together with ongoing operating lease and fuel payments denominated in US Dollars has created a deficit. However, in the year ended March 31, 2003 the Group generated a surplus of US Dollars as its capital expenditure and fuel costs reduced.

        As a result, the Group can experience adverse or beneficial effects arising from exchange rate movements. The Group is likely to experience beneficial effects from strengthening of foreign currencies against Sterling and an adverse effect from strengthening in Sterling.

        The Group seeks to reduce its foreign exchange exposure arising from transactions in various currencies through a policy of matching, as far as possible, receipts and payments in each individual currency. Surpluses of convertible currencies are sold, either spot or forward, for US Dollars and Sterling. The Group has substantial liabilities denominated in Yen, which consist mainly of purchase option payments falling due under various Japanese leveraged lease arrangements maturing between 2003 and 2011. The Group expects to utilize its Yen traffic revenues as a partial natural hedge against these maturing Yen liabilities as they fall due.

        The Group's forward transactions in foreign currency are detailed in Note 36 to the Financial Statements.

        See also "Item 11 -- Quantitative and Qualitative Disclosures about Market Risk".

Derivative financial instruments

        British Airways uses derivative financial instruments (derivatives) with off-balance sheet risk selectively for treasury and fuel risk management purposes. The risk management strategy for both treasury and fuel operations is implemented within the guidelines and parameters laid down by the Board of Directors, and is designed to limit risk. The Company's policy is not to trade in derivatives but to use these instruments to hedge actual and anticipated exposures.

        As part of its treasury risk management activities, the Company has entered into a number of swap agreements in order to hedge its direct exposure to interest rates. The majority of these swaps are embedded in lease and loan agreements. A smaller number of interest rate swaps are not associated with specific loans and leases and are disclosed in Note 37 to the Financial Statements. During the year the Company increased the use of such instruments through fixing the interest payable on US$240 million for a period of five years as US Dollar fixed rates continued to fall.

        Forward foreign exchange contracts and collars are used to cover near term future revenues and operating payments in a variety of currencies. Forward foreign exchange contracts and collars outstanding at March 31, 2003 are summarized in Note 36 to the Financial Statements.

        The Company considers the purchase of interest rate and foreign exchange options as bona fide treasury exposure management activities. It would not generally contemplate the opening of new exposures by selling options, except where the risks arising from selling the option are covered by other elements of the hedging portfolio or underlying exposure, for example, as a component of a collar. Other treasury derivative instruments would be considered on their merits as valid and appropriate risk management tools and, under the treasury governance framework, require Board approval before adoption.

        The Company's fuel risk management strategy aims to provide the airline with protection against sudden and significant increases in oil prices while ensuring that the airline is not competitively disadvantaged in a serious way in the event of a substantial fall in the price of fuel. The strategy operates within limits set by the Board and is agreed in detail by the Treasury Committee, which is made up of representatives from relevant internal departments.

        In meeting these objectives, the fuel risk management program allows for the judicious use of a number of derivatives traded on regulated exchanges in London (the International Petroleum Exchange) and New York (the New York Mercantile Exchange), as well as on the Over The Counter (OTC) markets, with approved counter parties and within approved limits. The instruments used include futures contracts, options and swaps. The Treasury Committee reviews the use of these instruments on a regular basis.

        As derivatives are used for the purposes of risk management, they do not expose the Group to market risk because gains and losses on the derivatives offset losses and gains on the matching asset, liability, revenues or costs being hedged. Counter party credit risk is generally restricted to any hedging gain from time to time and is controlled through mark to market based credit limits.

        See also "Item 11 -- Quantitative and Qualitative Disclosures about Market Risk".

Economic and Monetary Union

        The airline is maintaining its corporate readiness for UK entry into the Economic and Monetary Union should a decision to join be taken.

Critical Accounting Policies and New Accounting Standards

Introduction

        The discussion and analysis of the Company's financial condition and results of operations are based on the consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United Kingdom (UK GAAP). The preparation of these financial statements requires the development of estimates and judgements that affect the reported amount of assets and liabilities, revenues and costs and related disclosure of contingent assets and liabilities at the date of the financial statements. Actual results may differ from these estimates under different assumptions or conditions.

        Critical accounting policies are defined as those that are reflective of significant judgements and uncertainties and potentially result in materially different results under different assumptions and conditions. It is believed that the Company's critical accounting policies are limited to those described below. The Company's management has discussed the development of the estimates and disclosures related to each of these matters with the Audit Committee.

        Note 1 to the Financial Statements provides additional discussion of the application of these estimates and other accounting policies. The critical accounting policies defined below include those used in the reconciliation of the financial statements under UK GAAP to US GAAP where relevant; Note 43 to the Financial Statements provides additional discussion of the application of the policies under US GAAP.

Passenger revenue

        Passenger revenue is initially recorded as a liability for sales in advance of carriage, with revenue from ticket sales recognized at the time that British Airways provides the transportation. In respect of unused ticket revenue recognized, the Group makes estimates based on historical trends regarding liability for tickets sold but not yet processed, the timing and amount of tickets used for travel on other airlines and the amount of tickets sold that will not be used. These are used to determine the timing and amount of unused ticket revenue recognized. Changes to these estimation methods could have a material effect on the presentation of the Group's financial results.

        Periodic evaluations are performed of the estimated liability for tickets sold but not yet processed; any adjustments, which can be significant, are included in results of operations for the periods in which the evaluations are completed. These adjustments relate primarily to differences between the statistical estimation of certain revenue transactions and the related sales price as well as refunds, exchanges, interline transactions and other items for which final settlement occurs in periods subsequent to the sale of the related tickets at amounts other than the original sales price. These amounts have been generally consistent from year to year.

Frequent flyer programs

        The Company operates two principal frequent flyer programs. The Executive Club scheme allows travelers to accumulate BA Miles that entitle them to various awards, including free travel. The Airmiles scheme allows companies to purchase Airmiles from the Group for use in promotional incentives.

        The Group utilizes various estimates in accounting for the frequent flyer schemes. The direct incremental cost of providing free redemption services, including free travel, is accrued as participants accumulate mileage, based on expected redemptions. The accrued cost is based on various estimates with respect to the incremental fuel, food and other costs incurred in providing such schemes. Additional assumptions are made, based on general customer behavior, regarding the likelihood of a customer redeeming the miles on British Airways, redeeming the miles for non-travel benefits, or redeeming the miles on partner carriers. Changes in cost estimates or accrual methods, among other factors, could have a significant effect on the Group's presentation of financial results.

        The total number of BA Miles outstanding at March 31, 2003 was 122,667,995,000 and the total number of Airmiles outstanding was 6,120,115,570. British Airways has recorded a liability for the awards relating to these mileage credits of Sterling 117 million.

        The number of frequent flyer RPKs as a percentage of total RPKs for the years ended March 31, 2003, 2002 and 2001 was 4.4%, 3.7% and 2.6%, respectively.

        British Airways believes that the displacement of revenue passengers by those traveling on frequent flyer awards is minimal based on the low percentage of frequent flyer RPKs to total RPKs and the Company's ability to manage frequent flyer capacity.

        Under UK GAAP, the Company recognizes revenue from the sale of Airmiles and BA Miles to other companies when the miles are issued to participants in the various schemes. US GAAP specifically requires a proportion of revenue relating from the sale of mileage credits to partners to be deferred and recognized over the period in which the credits are expected to be redeemed for travel. The proportion of revenue that is recognized at the time of sale represents amounts in excess of the fair value of the tickets to be redeemed.

Tangible fixed assets

        The Group has a net book value of approximately Sterling 9.5 billion in aircraft, property, equipment and other tangible assets as of March 31, 2003. These assets are held at cost, subject to the property revaluations carried out on March 31, 1995 and the fleet revaluations carried out on March 31, 1998, which are being retained in accordance with the transitional provisions of applicable accounting standards. The Group now however has a policy of not revaluing tangible assets. Depreciation is calculated to write off the cost or valuation, less the estimated residual value, on a straight-line basis. Changes to the Group's policies relating to the revaluation of assets, estimation of useful lives, residual values or other policies could have a material effect on the presentation of the Group's financial position and results of operations. Further information relating to the Group's accounting for tangible assets is provided in Note 1 to the Financial Statements.

        The carrying value of tangible assets is reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable.

Goodwill and other intangible fixed assets

        Under UK GAAP, goodwill arising since April 1, 1998 and other intangible assets are capitalized and amortized over their useful economic lives.

For the purposes of US GAAP, the Group adopted Statement of Financial Accounting Standards ("SFAS") No. 142 'Goodwill and Intangible Assets' effective from April 1, 2002. In accordance with SFAS No. 142, goodwill and other assets with indefinite lives are capitalized and not amortized, but tested for impairment on an annual basis or on an interim basis when a triggering event occurs. The Group recognized a goodwill impairment charge of Sterling 399 million following its first annual impairment review (see Note 43 to the Financial Statements).

        With respect to investments in associated undertakings, under UK GAAP goodwill is capitalized and amortized over its useful economic life. Under US GAAP, goodwill and intangible assets arising on the acquisition of an equity stake are capitalized but not amortized but tested for impairment in accordance with the requirements of Accounting Principles Board ("APB") No. 18 'The Equity Method of Accounting for Investments in Common Stock'.

        Intangible assets with finite lives continue to be capitalized and amortized over their useful economic lives under both UK GAAP and US GAAP. The Group's landing rights have definite useful lives and will continue to be amortized over their useful economic lives not exceeding 20 years. The carrying value of finite-lived intangible assets is reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable.

        Changes to the Group's valuation methods used for the purposes of impairment reviews, or estimation of useful economic lives for finite-lived intangible assets could have a material effect on the presentation of the Group's financial position and results of operations.

Pensions and other post-retirement benefits

        Accounting for pensions and other post-retirement benefits involves judgment about uncertain events, including, but not limited to, discount rates, expected rate of return on plan assets and expected health care cost trend rates. Determination of the projected benefit obligations for the Group's defined benefit pension scheme and post-retirement plans are important to the recorded amount of benefit expense in the profit and loss account (and also the balance sheet under US GAAP).

        Under UK GAAP, actuarial valuations on the United Kingdom pension schemes are required to be carried out every three years -- these determine the assumptions to be used and therefore the expense recorded in the profit and loss account. The latest actuarial valuations were made at March 31, 2000. Details of the assumptions used are included in Note 35 to the Financial Statements. The next actuarial valuation has commenced and is due to be completed by Autumn 2003. Any resulting changes in the assumptions used including discount rates and expected rate of return on plan assets could have a material effect on the presentation of the Group's financial position and results of operations in future years.

        Details of the US GAAP adjustment relating to pensions and other postretirement benefits are included in Note 43 to the Financial Statements. Under US GAAP, the cost of providing pensions is attributed to periods of service in accordance with the benefit formulae underlying the pension plans. The resultant projected benefit obligation is matched against the current value of the underlying plan assets and unrecognized actuarial gains and losses in determining the pension cost or credit for the year; determination of this obligation is therefore important to the recorded amounts for such obligations on the balance sheet and to the amount of benefit expense in the profit and loss account. The assumptions used may vary from year to year, which may affect future results of operations. Any differences between these assumptions and the actual outcome will also affect future results of operations.

Effect of new US accounting standards adopted in year to March 31, 2003

        In July 2001, the Financial Acounting Standards Board ("FASB") issued SFAS 142 - 'Goodwill and Other Intangible Assets' ('SFAS 142'). This standard became effective for the year ended March 31, 2003 and requires goodwill and other intangible assets with indefinite lives to be capitalized and not amortized, but tested for impairment on an annual basis or on an interim basis when a triggering event occurs. SFAS 142 requires a two-step process in evaluating goodwill for impairment. The first step requires the comparison of the fair value of each reporting unit to its carrying value. If the fair value of a reporting unit exceeds its carrying value, then no further testing is required. If the carrying value of a reporting unit exceeds its fair value however, a second step is required to determine the amount of the impairment charge, if any. Any impairment charge is recognized if the carrying value of a reporting unit exceeds its implied fair value.

        The Group adopted SFAS 142 as at April 1, 2002. The Group recognized a goodwill impairment charge of Sterling 399 million following its first annual impairment review (see Note 43 to the Financial Statements).

        On April 1, 2002, SFAS No. 144 'Accounting for the Impairment or Disposal of Long-Lived Assets' ('SFAS 144') was adopted by the Group. SFAS 144 supersedes SFAS 121 and, while retaining many of the recognition and measurement provisions of SFAS 121, it excludes goodwill and intangible assets not being amortized from its impairment provisions and significantly changes the criteria that have to be met in order to classify long-lived assets as held-for-sale. SFAS 144 also supersedes the provisions of APB 30 with regard to reporting the effects of a disposal of a business segment and requires expected future operating losses from discontinued operations to be reported in periods in which the losses are incurred rather than of the measurement date. In addition, more dispositions will qualify for discontinued operations treatment in the income statement. The adoption of SFAS 144 has not had a material impact on the Group's financial statements as reported under US GAAP.

        SFAS No. 146 'Accounting for Costs Associated with Exit or Disposal Activities', ('SFAS 146') was issued in June 2002 and adopted by the Group in the year ended March 31, 2003. SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan and it is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The adoption of SFAS 146 had no material impact on the Group's financial statements.

        In November 2002, the FASB published Interpretation No. 45, 'Guarantor's Accounting and Disclosure requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others' (FIN 45). FIN 45 expands on the accounting guidance of other SFASs. FIN 45's provisions for initial recognition and measurement should be applied to guarantees issued or modified after December 31, 2002. No additional disclosures were required in respect of FIN 45 for the year ended March 31, 2003 and there was no material impact on the Group's Financial Statements.

        In December 2002, the FASB issued SFAS No. 148 'Accounting for Stock-Based Compensation -- Transition and Disclosure' (SFAS 148) which amends SFAS No. 123, 'Accounting for Stock Based Compensation' (SFAS 123), by revising the methods of transition for a voluntary change to fair value based method of accounting for stock-based employee compensation. SFAS 148 also requires additional disclosure relating to stock-based employee compensation. The Group adopted SFAS 148 during the current year as it relates to the additional disclosure required for companies that account for employee stock-based compensation under APB No. 25 'Accounting for Stock Issued to Employees' and related interpretations.

Impact of new US accounting standards not yet adopted

        In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143, 'Accounting for Asset Retirement Obligations' (SFAS 143). SFAS 143 requires companies to record liabilities equal to the fair value of their asset retirement obligations when they are incurred, for example recognition of return lease conditions when the aircraft is first utilized. Over time, the liability accredited for the change in present value each period, and the initial capitalized cost is depreciated over the useful life of the related asset. SFAS 143 is effective for accounting periods beginning after June 15, 2002. The provisions of SFAS 143 are similar to the accounting policy used by the Group in preparing its financial statements under UK GAAP. The Group does not believe that adoption of this standard will have a material impact on its results.

        In April 2003, the FASB issued SFAS No. 149, 'Amendment of Statement 133 on Derivative Instruments and Hedging Activities' ('SFAS 149'). The Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133. This Statement is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The guidance is to be applied prospectively.

        The Company has not yet determined the effect of adopting SFAS 149 on its results of operations and shareholders' funds as adjusted to accord with US GAAP.

        In February 2003, the FASB issued SFAS No. 150, 'Accounting for Certain Financial Instruments with Characteristics of Liabilities and Equity' (SFAS 150), which is effective for the year ending March 31, 2004. SFAS 150 establishes standards for the classification of liabilities in the financial statements that have characteristics of both liabilities and equity. The Company has not yet determined the effect of adopting SFAS 150 on its results of operations and shareholders' interest as adjusted to accord with US GAAP.

        In January 2003, the FASB published Interpretation No. 46 'Consolidation of Variable Interest Entities' (FIN 46). Under FIN 46 the party with the majority of the variability in gains and losses of a variable interest entity is the primary beneficiary of the entity and is required to consolidate the variable interest entity.

        The Group has an investment in The London Eye Company Limited. The principal activity of the company is the operation of a visitor attraction, British Airways London Eye. Though not fulfilling the legal definition of a subsidiary undertaking, the Group carries substantially all the risk and rewards of ownership and therefore the Group's investment in The London Eye Company Limited is accounted for as a Quasi-subsidiary under UK GAAP and is therefore fully consolidated as described in the Note 1 Accounting policies.

        Under US GAAP, the Group currently accounts for its investment as an associated undertaking. On adoption of FIN 46, which will apply to the Group's March 31, 2004 financial statements, there is a reasonable possibility that the investment will meet the FIN 46 definition of a 'variable interest entity' and as such the investment in The London Eye Company would be fully consolidated. Summarized financial information for The London Eye Company is set out in Note 20 to the financial statements.

Item 6 --- Directors, Senior Management and Employees

        During fiscal 2003 the business of BA was directed by a Board of Directors which consisted of 12 members until
July 16, 2002 and 11 members for the remainder of the year. All Directors are subject to retirement every three years and are eligible for re-election by the shareholders. The Directors of BA as at June 30, 2003 (and their respective ages) were:

CHAIRMAN

Lord Marshall of Knightsbridge (69)

Board Member since 1983, Chief Executive 1983-1993, Executive Chairman 1993-1996; Non-executive Chairman since 1996. Chairman of the Nominations Committee. He will remain Chairman of Invensys plc until July 23, 2003, and is a non-executive director of HSBC Holdings plc.

CHIEF EXECUTIVE

Roderick Eddington (53)

Executive Board member since 2000. Rod Eddington joined the Company as Chief Executive in May, 2000. He is also a non-executive director of News Corporation and of John Swire & Son Pty Limited.

CHIEF FINANCIAL OFFICER

John Rishton (45)

Executive Board member since September, 2001. Having originally joined the Company in 1994, John Rishton was appointed as Chief Financial Officer in September, 2001.

DIRECTOR OF CUSTOMER SERVICE AND OPERATIONS

Michael Street (55)

Executive Board member since December, 2000. Mike Street has been Director of Customer Service and Operations since 1997. He also sits on the Council of Buckinghamshire Chiltern University College.

NON-EXECUTIVE DIRECTORS

Maarten van den Bergh (61)

Non-executive Director since July, 2002. Audit and Nominations Committees. He is Chairman of Lloyds TSB Group Plc and a non-executive director of BT Group plc and Royal Dutch Petroleum Company, having previously been President of Royal Dutch Petroleum Company and Vice-Chairman of the Committee of Managing Directors of the Royal Dutch/Shell Group of companies.

Martin Broughton (56)

Non-executive Director since May, 2000. Chairman of the Audit Committee and senior independent non-executive director. Nominations, Remuneration and Safety Review Committees. Martin Broughton is Chairman of British American Tobacco p.l.c.

Dr Ashok Ganguly (67)

Non-executive Director since 1996. Audit and Safety Review Committees. A Fellow of the Royal Society of Chemistry, Ashok Ganguly is Chairman of Technology Network (India) Private Limited and ICICI OneSource Ltd, director of ICICI Knowledge Park Ltd, Mahindra & Mahindra Ltd, Wipro Corporation, Tata AIG Life Insurance Co. Ltd, the Reserve Bank of India, Hemogenomics Pvt Ltd and New Skies Satellites.

Captain Michael Jeffery (58)

Non-executive Director since October, 2001. Chairman of the Safety Review Committee. Captain Jeffery was Director of Flight Operations from 1995 until his retirement in June 2001. He is also a member of the West Michigan University College of Aviation Advisory Board.

Baroness O'Cathain (65)

Non-executive director since 1993. Audit and Safety Review Committees. Baroness O'Cathain is also a non-executive director of BNP Paribas UK Plc, and South East Water plc.

Dr Martin Read (53)

Non-executive director since May, 2000. Chairman of the Remuneration Committee. Martin Read is Group Chief Executive of CMGLogica plc and a non-executive director of Boots Group PLC.

Lord Renwick of Clifton (65)

Non-executive director since 1996. Remuneration and Safety Review Committees. Previously British Ambassador to the United States and to South Africa. He is Vice Chairman Investment Banking of J P Morgan Europe, Chairman of Fluor Ltd, director of BHP Billiton Plc, Harmony Gold, SABMiller Plc, Compagnie Financiere Richemont AG and a Trustee of The Economist.

Service Contracts of Executive Directors

        Each of the three executive Directors has a rolling contract with a one-year notice period There are no express provisions for compensation payable upon early termination of any of the executive Directors' service contracts other than payments due during the notice period. The service contracts include the following terms:
Executive Director	Date of contract	Unexpired term/notice period

Rod Eddington	July 7, 2000	terminable on 12 months notice or upon reaching retirement age, which is 60 in his case

Mike Street	July 1, 2001	terminable on 12 months notice or upon reaching retirement age, which is 65 in his case

John Rishton	September 1, 2001	terminable on 12 months notice or upon reaching retirement age, which is 63 in his case

Service Agreements of Non-Executive Directors

        Except where appointed at a general meeting of shareholders of the Company, non-executive Directors stand for election by shareholders at the first Annual General Meeting of shareholders following appointment and stand for re-election every three years thereafter. Under his letter of engagement, the Chairman, Lord Marshall, is entitled to one year's notice of termination of his appointment. There is no express provision for compensation payable upon early termination. None of the other non-executive Directors has any right to compensation on the early termination of their appointment. As at June 30, 2003, the dates of the Chairman's and current non-executive Directors' appointments are as follows:

Non-executive	Date of appointment	Date of election/ last re-election	Expiry date

Lord Marshall	December 13, 1983	July 16, 2002	July 20, 2004
Maarten van den Bergh	July 16, 2002	July 16, 2002	July 19, 2005
Martin Broughton	May 12, 2000	July 15, 2003	July 18, 2006
Dr Ashok Ganguly	April 12, 1996	July 16, 2002	July 19, 2005
Captain Michael Jeffery	October 1, 2001	July 16, 2002	July 19, 2005
Baroness O'Cathain	May 27, 1993	July 15, 2003	July 20, 2004
Dr Martin Read	May 12, 2000	July 15, 2003	July 18, 2006
Lord Renwick	March 1, 1996	July 16, 2002	July 19, 2005

        In addition to Rod Eddington, John Rishton and Mike Street above, the executive officers of the BA Group listed below each have service agreements.

Paul Coby, (47), Chief Information Officer. Joined the airline in 1996 as Im Systems Supply Board Manager becoming Chief Information Officer in 2000.

Lloyd Cromwell Griffiths, (58), Director of Flight Operations. Joined the airline in 1973 as a pilot becoming Director of Flight Operations in 2001.

Martin George, (41), Director of Marketing and Commercial Development. Joined the airline in 1987 as a Brand Manager becoming Director of Marketing in 1997, taking on responsibility for Commercial Development in 2002.

Alan McDonald, (53), Director of Engineering. Joined the airline in 1966 as an Apprentice Engineer becoming Director of Engineering in 2001.

Roger Maynard, (60), Director of Investments and Alliances. Joined the airline in 1987 as Vice-President Commercial Affairs North America, becoming Director of Corporate Strategy in May 1991.

Dale Moss, (54), Director Sales Worldwide. Re-joined the airline in 1993 as Senior Vice President Sales in the United States, becoming Director of Sales in 1998.

Neil Robertson, (50), Director for People. Joined the airline in 1976 as a graduate trainee becoming Director for People in 2002.

Robert Webb QC, (54), General Counsel. Joined the airline in 1998 and has responsibility for Legal, Government and Industry Affairs, Safety, Security, Risk Management, Community Relations and the Environmental departments of the airline.

Alan Buchanan, (45), Company Secretary. Joined the airline in 1990 as Principal Legal Adviser Finance becoming Company Secretary in April 2000.

Compensation of Directors and Officers

        The remuneration of the executive Directors for the year ended March 31, 2003 was:
	Rod Eddington	John Rishton	Mike Street
	2003	2003	2003
	(Sterling'000)
Basic salary	531	244	309
Bonus	0	0	0
Taxable benefits*	22	12	19
Total	553	256	328

* Taxable benefits include a company car or cash equivalent, fuel, private health insurance and personal travel.

         The remuneration (fees and taxable benefits) paid to non-executive directors for the year ended March 31, 2003 were:
	2003
	(Sterling'000)
	Fee	Taxable benefit*
Lord Marshall	250	1
Maarten van den Bergh (1)	21	0
Martin Broughton	35	0
Michael Davies (2)	9	0
Dr. Ashok Ganguly	33	0
Captain Michael Jeffery	47	16
Baroness O'Cathain	36	0
Dr Martin Read	29	1
Lord Renwick	30	0
The Hon. Raymond Seitz (2)	8	0
Total	498	18
	=====	=====

* Taxable benefits include a company car or cash equivalent, fuel, private health insurance and personal travel.

  Appointed to the Board of Directors on July 16, 2002
  Retired from the Board of Directors on July 16, 2002

        The Chairman's fee is determined by the Remuneration Committee. Fees for the non-executive Directors (other than the Chairman) are determined by the executive Directors on the recommendation of the Chairman. For fiscal 2003, these fees were set in April 2001 and were a basic fee of Sterling 27,500 per annum plus Sterling 600 for each Board Committee meeting separately attended. The Chairman of the Safety Review Committee receives Sterling 15,000 per annum for his chairmanship in addition to the fee paid to the other non-executive Directors and is provided with a company car and fuel. The review of these fees, scheduled for April 2003, has been deferred for six months. The Chairman and the non-executive Directors are not eligible to participate in the long term incentive plan nor in the share option scheme (discussed below). Their fees are not pensionable. Lord Marshall and Captain Jeffery, being former executives of the Company, are in receipt of pensions. As a former executive, Lord Marshall retains options under the 1987 share option plan and, similarly, Captain Jeffery retains conditional share options under the long term incentive plan, granted, in each case, while they were serving as executives of the Company.

        For 2003, the aggregate compensation paid or accrued (excluding pension benefits) by BA to all members of the Board of Directors and its other executive officers named above during the year for services in all capacities was Sterling 3,802,121. Also during fiscal 2003, pension contributions of Sterling 401,469 were paid for the benefit of members of the Board of Directors and BA's other executive officers. For the year ended March 31, 2003 Rod Eddington earned an annual pension of Sterling 18,417, John Rishton earned an annual pension of Sterling 9,861, and Mike Street earned an annual pension of Sterling 7,828.

        Rod Eddington and John Rishton are members of both the New Airways Pension Scheme (NAPS) and an Unfunded Unapproved Retirement Scheme which, under the terms of their service contracts, will provide a total retirement benefit equivalent to 1/30th and 1/56th respectively of basic salary for each year of service as directors. Mike Street is a member of NAPS which will provide 1/56th of pensionable pay for each year of service.

        The Audit Committee meets at least quarterly under the chairmanship of the senior independent non-executive director, Martin Broughton. As at June 30, 2003, its other members were Ashok Ganguly, Baroness O'Cathain and Maarten van den Bergh all of whom are independent non-executive directors. The external and internal auditors, the General Counsel and the Company Secretary normally attend all meetings of the Committee and have rights of access to the Committee. Executives attend as required. The Committee reviews the Company's financial statements to ensure that its accounting policies are the most appropriate to the Company's circumstances and that its financial reporting presents a balanced and understandable assessment of the Company's position and prospects. It also keeps under review the Company's system of internal control, including compliance with the Company's code of business conduct and the scope and results of the work of internal audit and of external audit, together with the independence and objectivity of the auditors. The Committee is also responsible for oversight of the Company's policy on whistleblowing.

        The Remuneration Committee of the Board meets at least once a year to determine the Company's policy on executive directors' remuneration and remuneration for senior executives immediately below Board level, to review that remuneration, and to consider and decide grants under the Company's long term incentive and share option plans. The Committee is chaired by Martin Read, an independent non-executive director and its other members as at June 30, 2003, were Martin Broughton and Lord Renwick who are also independent non-executive directors. No director is involved in deciding his own remuneration.

        The executive directors of the Company receive options pursuant to the Company's performance incentive plans in relation to which corporate performance targets set at the beginning of each financial year by the Remuneration Committee.

Options to Purchase Securities from Registrant or Subsidiaries

        As of June 30, 2003 employees of the Company held options to purchase 63,742,876 Ordinary Shares at exercise prices ranging between 157p and 465p per Share.

        The following Directors held options to purchase ordinary shares of British Airways Plc granted under the British Airways Executive Share Option Scheme 1987 and the British Airways Share Option Plan 1999, as at June 30, 2003. In line with market practice at the time, options awarded under the 1987 scheme are not subject to any performance condition. Options awarded under the 1999 plan are subject to a performance condition as detailed below. The interests in options held by the Directors as of June 30, 2003 were as follows:
	Date of grant	Number of options	Exercise price	Exercisable for seven years from	Expiry Date

Lord Marshall	July 1, 1994	12,903	372p	July 1, 1997	July 1, 2004
	August 11, 1994	95,465	419p	August 11, 1997	August 11, 2004
Balance		108,368
		=====
Rod Eddington	May 26, 2000	138,888	360p	May 26, 2003	May 26, 2010
	June 26, 2001	163,551	321p	June 26, 2004	June 26, 2011
	July 1, 2002	290,055	181p	July 1, 2005	July 1, 2012
	June 25, 2003	350,318	157p	June 25, 2006	June 25, 2013
Balance		942,812
		=====
John Rishton	August 26, 1999	21,852	394p	August 26, 2002	August 26, 2009
	June 28, 2000	31,578	380p	June 28, 2003	June 28, 2010
	June 26, 2001	70,093	321p	June 26, 2004	June 26, 2011
	July 1, 2002	124,309	181p	July 1, 2005	July 1, 2012
	June 25, 2003	191,082	157p	June 25, 2006	June 25, 2013
Balance		438,914
		=====
Mike Street	August 26, 1999	71,903	394p	August 26, 2002	August 26, 2009
	June 28, 2000	75,605	380p	June 28, 2003	June 28, 2010
	June 26, 2001	95,015	321p	June 26, 2004	June 26, 2011
	July 1, 2002	168,508	181p	July 1, 2005	July 1, 2012
	June 25, 2003	203,821	157p	June 25, 2006	June 25, 2013
Balance		614,852
		=====

        In addition to the above, John Rishton and Mike Street each hold 814 options at 238p under the 2000 operation of the British Airways Savings Related Share Option Scheme 1996, exercisable for a six month period from June 1, 2003.

Long Term Incentive Plan 1996

        The following Directors held conditional awards of options over Ordinary Shares of British Airways Plc granted under the British Airways Long Term Incentive Plan 1996:

        The conditional awards of options held by the Directors as of June 30, 2003 were as follows:
	Date of award	Number of conditional awards

Rod Eddington	June 5, 2000	69,025
	June 8, 2001	105,000
	June 12, 2002	185,731
	June 9, 2003	294,643
--------------------------------------------------------------------------------------------------------
Total		654,399
--------------------------------------------------------------------------------------------------------
Mike Street	July 2, 1999	15,644
	June 5, 2000	39,662
	June 8, 2001	61,000
	June 12, 2002	107,901
	June 9, 2003	171,429
--------------------------------------------------------------------------------------------------------
Total		395,636
--------------------------------------------------------------------------------------------------------
John Rishton	June 8, 2001	45,000
	June 12, 2002	79,599
	June 9, 2003	160,714
--------------------------------------------------------------------------------------------------------
Total		285,313
--------------------------------------------------------------------------------------------------------
Captain Michael Jeffery	July 2, 1999	8,835
	June 5, 2000	22,392
--------------------------------------------------------------------------------------------------------
Total		31,227
--------------------------------------------------------------------------------------------------------

Employees

        In fiscal 2003, the Group employed an average of 57,014 employees and employee costs represented approximately 28% of total Group operating expenses. Employee ownership in the Company is encouraged. As at May 12, 2003, some 52% of employees owned 2.34% of the Company's shares.

        The following table sets forth information regarding the Company's employees:
Fiscal Year	Average Number of Employees	Employee costs as a percentage of total Group operating expenditure

2003	57,014	28%
2002	61,460	28%
2001	62,175	27%

        In 2003, approximately 83% of the Company's employees were based in the United Kingdom with the remainder based abroad, principally in Continental Europe and North America.

        As at March 31, 2003, the workforce in the targetted divisions of the Group (including BA Citiexpress, BA Travel Shops and BA Holidays) had been reduced by the manpower equivalent of 10,182 employees pursuant to cost control measures arising from the general economic downturn and the events of September 11, 2001. The Group has announced plans to reduce this workforce by an additional 2,828 manpower equivalents by September, 2003. When fully implemented, these reductions would amount to a total manpower equivalent reduction of approximately 23% since August 2001. British Airways is working with its unions and other related parties to achieve these reductions through voluntary means and is committed to maintaining positive relations with employees.

        British Airways recognizes five unions in the United Kingdom with whom negotiations on pay and other terms and conditions of employment are conducted. With the exception of senior management, all British Airways staff in the United Kingdom are covered by collective bargaining agreements. The majority of overseas staff are covered by such agreements. As in most labor intensive industries, strikes, work stoppages and other organized labor activities can have significant adverse effects on operating and financial results.

Pensions

        On May 10, 2002, British Airways announced the decision to change the pension provision for any future UK employees, moving from a defined benefit final salary basis, to a defined contribution basis. This followed a thorough review of pension arrangements, taking into account the changing competitive environment, new accounting rules (FRS17), market volatility and rising life expectancy. The move gives the Company greater certainty over long term employment costs. The new defined contribution plan was introduced for new UK employees on April 1, 2003. The pension benefits for both serving staff and pensioners, are unaffected.

Share Ownership

        The interests in shares held by the Directors as of March 31, 2003 were as follows:
			British Airways
	British Airways Plc Ordinary Shares		Capital Limited
			Convertible Capital Bonds
					% of issued
	March 31 2003	April 1 2002	March 31 2002	April 1 2001	share capital
Lord Marshall	69,225	69,225	11,304	11,304	0.006
Rod Eddington	---		---	---	0.000
Mike Street	6,678	6,678	---	---	0.000
John Rishton	2,039	2,039			0.000

Maarten van den Bergh	2,000	---
Martin Broughton	24,090	9,090	---	---	0.002
Dr. Ashok Ganguly	104	104	---	---	0.000
Captain Michael Jeffery	2,624	2,624	---	---	0.000
Baroness O'Cathain	10,000	6,000	---	---	0.000
Dr Martin Read	8,000	8,000	---	---	0.000
Lord Renwick	32,014	32,014	---	---	0.003

Total	156,774	135,774	11,304	11,304	0.014
	=====	=====	=====	====	====

        No Director has any interest in the share capital of any of the Company's subsidiaries other than Lord Marshall in the 9.75% Convertible Capital Bonds 2005 of British Airways Capital Limited.

        In addition to the Directors, the executive officers of BA held interests in 2,326,116 options as of June 30, 2003.

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

        Of the Board members only Lord Marshall retains options under this scheme.

British Airways Savings-Related Share Option Scheme 1996

        Set out below is a summary of the principal features of the British Airways Savings-Related Share Option Scheme 1996 ("Savings-Related Scheme"). The plan was last operated in the year ended March 31, 2000 and the resultant options became exercisable in June 2003 and remain exercisable for six months. The Company expects to launch a new plan when the commercial environment is appropriate.

        All full-time executive directors and all employees (full-time or part-time) who have worked for the Company or a participating company for a qualifying period as determined by the Directors (but not to exceed five years) and any other employees nominated by the Directors are eligible to participate in the Savings-Related Scheme.

        Employees granted an option under the Savings-Related Scheme must enter into a savings contract with a designated savings carrier under which they make monthly savings for a period of three years or, if the Directors determine, any other period permitted under the relevant legislation. The monthly savings must not exceed the limit imposed by the relevant legislation (currently Sterling 250 per month). A bonus determined by the Inland Revenue will be payable after three years. An option is granted to the employee which is normally exercisable within six months after the bonus is payable under the savings contract using the amount saved plus the bonus.

        Options will be granted at an option price which is not less than 80% of the average of the market value of the shares for the three days following the 14th day after invitations are sent out (or some other date agreed with the Inland Revenue) or, where shares are to be subscribed their nominal value (if greater). Market value means on any day the average of the middle market quotation derived from the UK Financial Services Authority Daily Official List over the three preceding business days.

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

        In any ten-year period, not more than 10% of the issued Ordinary Share capital of the Company may, in aggregate, be issued or be issuable under the Savings-Related Scheme and any other employees' share scheme operated by the Company; and

        In any four-year period, not more than 4% of the issued Ordinary Share capital of the Company may, in aggregate, be issued or be issuable under the Savings-Related Scheme and any other employees' share scheme adopted by the Company. At the Annual General Meeting on July 16, 2002, shareholders agreed to remove this particular limit for future plans.

        No options may be granted under the Savings-Related Scheme after the tenth anniversary of the date of the approval of the scheme rules by the Company.

British Airways Long Term Incentive Plan 1996

        Set out below is a summary of the principal features of the British Airways Long Term Incentive Plan 1996 ("Incentive Plan"), which was adopted at the Annual General Meeting on July 16, 1996. At the time it was intended to operate the Incentive Plan annually. All executive directors and employees of the Company and any subsidiaries (designated by the Directors) who were not within two years of compulsory retirement were eligible to participate in the Incentive Plan.

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

        Awards of shares are made to selected executives under the Incentive Plan at the discretion of the Remuneration Committee (which consists wholly of non-executive Directors). Awards will vest at the end of a performance period. In relation to the awards made in 1999, 2000 and 2001, achievement against the performance condition is tested for a one third tranche of each award on the third, fourth and fifth anniversary of the start of the financial year in which the award was made. In relation to awards made under the Incentive Plan from 2002 onwards, the performance condition will be tested in relation to the whole award on the third anniversary of the start of the financial year in which the award was made.

        On the vesting of an award, the executive will be entitled to be granted an option to acquire some or all of the shares awarded depending on the extent to which the performance conditions, set at the time the award was made, have been satisfied.

        An option granted in respect of an award is exercisable immediately and will lapse if not exercised within seven years of grant. No consideration is payable for the shares on the exercise of the option granted on the vesting of an award. No shares will be issued under the Incentive Plan. Entitlements will be satisfied from shares held in an employee benefit trust.

        The performance condition set by the Remuneration Committee for the operation of the Incentive Plan in 1996 through 2003 was based on total shareholder return ('TSR') over that relevant performance period. In addition, the Remuneration Committee will consider whether or not the Company's overall financial performance (for example growth in earnings per share) justifies the vesting of an award and the grant of an option. TSR will be measured by reference to the movement in the price of a share and the value of gross dividends paid in respect of the Company's Ordinary Shares.

        Grants made in 1996, 1997 and 1998 failed to achieve the required TSR performance condition and have now lapsed.

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

        The aggregate exercise price of options granted will not exceed the individual's basic salary in any one year. Exercise of options will be subject to a performance condition linking the exercise of options to sustained improvements in the underlying financial performance of the Company. For options awarded in the first year of the plan, the Remuneration Committee must be satisfied that there has been an increase in the earnings per share (EPS) of the Company which is at least 4% per annum more than the increase in the retail prices index during any period of three consecutive financial years within the life of the grant. EPS is calculated as set out in the Statement of Investment Practice No.1 of the Institute of Investment Management and Research as this is a recognised method in the market. In addition, the Remuneration Committee imposed a threshold of 20.8 pence as the minimum base year EPS before any such increase could qualify towards meeting the performance condition. The Remuneration Committee selected the performance condition because it is challenging, aligned to shareholders interests and ensures awards only give benefit to executives if they outperform their peers. Performance against the condition is assessed by calculating EPS growth of the company to see if it exceeds the minimum performance required. The threshold of 20.8 pence was first introduced by the Remuneration Committee in 2000 because EPS in the financial year ending March 31, 2000, was negative, the Committee having determined that it would be inappropriate to attempt to measure EPS from a negative base year. The threshold has been altered to reflect the adoption of FRS 19 'Deferred Tax' which has the effect on a like for like basis of reducing the figure of 20.8 pence to 17.3 pence.

        For further information regarding the Company's employee share schemes, see Note 33 to the Financial Statements.

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

Item 7 --- Major Shareholders and Related Party Transactions

        No material transactions between BA and its Directors and officers have been entered into in the year ended March 31, 2003. See "Item 6 --- Directors, Senior Management and Employees -- Service Contracts of Executive Directors" for a description of certain service contracts.

        No loans or credit transactions were outstanding with Directors or officers of the Company at the end of the year which need to be disclosed in accordance with the requirements of the Companies Act.

        As far as is known to the Company, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government or any other entity or person.

        As at June 30, 2003 the following companies held 5% or more of the issued share capital of the Company, these shareholders having the same voting rights as all shareholders:
	2003		2002		2001
Shareholder	Percentage of issued capital held	Number of shares held	Percentage of issued capital held	Number of shares held	Percentage of issued capital held	Number of shares held

Franklin Resources Inc	7.03	76,108,893	6.11	66,205,587	5.8	62,800,000
The Capital Group Companies Inc	7.03	76,108,800	7.98	86,349,654	N/A	N/A
Wellington Management Company	10.98	118,831,978	6.29	68,061,923	N/A	N/A

        As of June 30, 2003, the Directors and the Officers of the Company, listed on pages 53 and 55 as a group had a beneficial interest in 183,641 Ordinary Shares, which represents approximately 0.17% of the total issued share capital of the Company. See "Item 6 --- Directors, Senior Management and Employees -- Share Ownership".

        As far as is known to the Company, no arrangements exist, the operation of which may at a subsequent date result in a change in control of the Company.

        On June 30, 2003, 8,406,597 ADSs (equivalent to 84,065,970 Ordinary Shares or 7.76% of the total Ordinary Shares outstanding) were held by 3,641 holders in the United States.

Item 8 --- Financial Information

Consolidated Statements and Other Financial Information.

        See "Item 18 --- Financial Statements".

Dividends(1)
	Year ended March 31
	2003	2002	2001	2000	1999
Pounds Sterling Interim	0.00p	0.00p	5.10p	5.10p	5.10p
Final	0.00p	0.00p	12.80p	12.80p	12.80p
Total	0.00p	0.00p	17.90p	17.90p	17.90p
	====	====	====	====	====
US Dollars(1) Interim	$0.00	$0.00	$0.07	$0.08	$0.08
Final	$0.00	$0.00	$0.18	$0.19	$0.20
Total	$0.00	$0.00	$0.25	$0.27	$0.28
	====	====	====	====	====

(1) Dollar amounts are translated at the Noon Buying Rate for pounds Sterling at each of the respective payment dates.

        Dividends are set forth in the above table under the year to which they relate rather than the year in which they were paid. Dividends shown have not been increased by certain tax credits relating to dividend payments as discussed under "Item 10 --- Additional Information --- Tax".

        In fiscal year 2003, no interim dividend was paid and the Board of Directors has recommended that no final dividend be paid, due to the financial conditions faced by the Company. Future dividends will be dependent upon the Company's cash flow, earnings, financial condition and other factors.

        When financial conditions allow, the Directors expect, in respect of subsequent years, to declare an interim dividend and to recommend a final dividend which will normally be payable in January and July, respectively. Final dividends are subject to approval by the shareholders of the Company at its annual general meeting.

        Dividends paid by the Company will be in pounds Sterling and exchange rate fluctuations will affect the US Dollar amounts received by holders of the ADSs on conversion by the Depositary of such cash dividends paid. See "Item 3 -- Key Information - Exchange Rates".

Legal Proceedings

        Although BA usually has a number of lawsuits and regulatory investigations pending at any one time (currently including Deep Vein Thrombosis claims, investigations by the Office of Fair Trading and the European Commission), BA is not engaged in any litigation or regulatory proceedings the outcome of which in the aggregate is expected to have a significant effect on the Group's financial position or results of operations.

        The UK Pensions Ombudsman has received a complaint from an APS member against the Trustees and the Company seeking (i) to overturn changes made to the provisions of the APS Trust Deed and Rules made in 1986 and 1989 and (ii) to recover approximately Sterling 340 million for APS from the Company. The Trustees have already investigated the matter, with the benefit of advice from leading counsel, and rejected it. Both the Company and the Trustees are satisfied that the complaint is without merit.

Significant Changes

        There have been no significant changes since the date of the Financial Statements included in Item 18 of this report.

Item 9 --- The Offer and Listing

        The principal trading market for the Company's Ordinary Shares is the London Stock Exchange.

        ADSs, each representing ten of the Company's Ordinary Shares, are listed on the New York Stock Exchange. Morgan Guaranty Trust Company of New York is the depositary of the Ordinary Shares underlying the ADSs.

        The following table sets forth for the periods indicated the highest and lowest middle market quotations for the Ordinary Shares as derived from the Daily Official List of the UK Financial Services Authority and the highest and lowest sales prices of the ADSs as reported on the New York Stock Exchange composite tape.
	Ordinary Shares		ADSs
	High	Low	High	Low
	(Pence) (US dollar)
Five year data on an annual basis Year Ended March 31
1999	703	308.25	77.94	52.13
2000	553.5	261.25	88.5	43.75
2001	463	265	67.87	39.25
2002	387	139	54.94	20.3
2003	244.75	86	35.5	14.4

Two year data on a quarterly basis 2002 First Quarter	387	301.75	54.94	42.81
Second Quarter	360	143	50.75	22.03
Third Quarter	228.25	139	32.6	20.3
Fourth Quarter	254	187	36.55	27.28
2003
First Quarter	245	178	35.5	27.26
Second Quarter	184	96	27.6	14.87
Third Quarter	167	95	26.1	14.52
Fourth Quarter	145	105.25	23.74	14.4
Six month data on a monthly basis
January	145	105.25	23.74	18.05
February	119.75	101.25	19.6	16.25
March	125	86	20.4	14.4
April	126.5	105.5	20.36	16.63
May	148	123.5	24.73	20.48
June	169	145	28.31	23.71

Item 10 --- Additional Information

Limitations on Voting and Shareholding

        The Company's Articles of Association provide the board of directors of the Company the authority to limit the right of non-UK persons and of non-EEA nationals to hold or exercise votes in relation to Ordinary Shares of the Company (or ADSs in respect thereof) in circumstances where not limiting such holdings or voting rights would adversely affect the Group's current or future operating rights.

        At the Annual General Meeting in 2002, shareholders approved the introduction of a new special voting share (the "Special Share") into the capital of the Company. The Special Share has no economic value and is held by a special purpose subsidiary of the Law Debenture Trust p.l.c. The sole function of this arrangement is to protect the Company's operating rights by ensuring that the votes cast by the UK shareholders of the Company, taken as a whole, represent a majority of the votes cast.

        Non-UK and non-EEA persons who hold Ordinary Shares (or ADSs in respect thereof) are subject to the risk that their rights in respect of the Ordinary Shares may be limited. For more information, see "Item 10 --- Additional Information --- Memorandum and Articles of Association --- Limitations on Voting and Shareholding".

Memorandum and Articles of Association

        The following summarizes certain material rights of holders of the Company's Ordinary Shares under the provisions of the Company's Memorandum and Articles of Association and English law. This summary is qualified in its entirety by reference to the Companies Act and the Company's Memorandum and Articles of Association. Copies of the Company's Memorandum and Articles of Association have been filed as exhibits to the Company's annual report on Form 20-F and are also available at www.bashareholders.com. At the Annual General Meeting on July 15, 2003, shareholders approved a minor change to the Articles of Association.

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

        The Company is incorporated under the name "British Airways Plc" and is registered in England and Wales with registered number 1777777. The fourth clause of the Company's Memorandum provides that its objectives include: (i) to succeed to the undertaking of the British Airways Board (a corporation established by the Civil Aviation Act 1971 and constituted in accordance with the British Airways Board Act 1977), (ii) to carry on business as an airline and to provide air transport services and related businesses, (iii) to provide technical advice or assistance, including research services, as regards any matter in which the British Airways Board had or the Company has skill or experience, (iv) to act as an investment holding company and to acquire, dispose, manage and coordinate the business of any companies in which it has an interest, and (v) to carry on any other business or activity which in the opinion of the directors of the Company is or may be conveniently done in connection with the Company's activities or is likely directly or indirectly, to enhance the value of or render more profitable all or any part of the Company's undertaking, property or assets or otherwise to advance the interests of the Company or of its members. The Memorandum grants the Company a broad range of corporate capabilities to effect these objects.

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

        The directors are empowered to borrow money, subject to the limitation that the aggregate outstanding amount of funds borrowed by the Company and its subsidiaries from persons outside the Group shall not exceed the aggregate of the principal amount of the 9.75% Convertible Bonds issued by British Airways Capital Limited and an amount equal to two and one half times the "Adjusted Capital and Reserves," as defined in the Company's Articles of Association.

        Directors are not required to hold any Ordinary Shares of the Company by way of qualification. Each director shall retire from office at the third annual meeting after the annual meeting at which the director was last elected, but shall be eligible for re-election. If the office is not so filled, the retiring director shall be deemed to have been re-elected except in any of the following cases:

-        where at such meeting it is expressly resolved not to fill such office or a resolution for the re-election of such directors is put to the meeting and lost,

-        where such director has given notice in writing to the Company that he is unwilling to be re-elected,

-        where the failure to fill the office is due to the moving of a resolution in contravention of the Articles of Association, and

-        where such director has attained any retiring age applicable to him as a director.

        At any meeting where a director retires, the office being vacated may, by ordinary resolution, be filled by the retiring director or some other person eligible for appointment.

        The ordinary remuneration of the directors shall not exceed a maximum determined from time to time by an ordinary resolution of the shareholders of the Company and shall (unless such resolution otherwise provides) be divisible among the directors as they may agree, or, failing agreement, equally, except that any director who holds office for only part of the period for which such remuneration is payable shall be entitled only to a pro-rated proportion of such remuneration. At the Annual General Meeting on July 15, 2003 shareholders approved a Special Resolution which replaces this provision with a new Article 78 reflecting a change in United Kingdom law requiring an annual shareholder vote on the Directors' Remuneration Report.

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

        The directors did not recommend that any dividend should be paid in relation to the year ended March 31, 2003. No dividends were paid in relation to the year ended March 31, 2002.

Voting Rights/Meetings

        At any general meeting of members, a resolution shall be decided on a show of hands unless a poll, which is a written vote, is duly demanded. On a show of hands, every member who is present in person or by proxy shall have one vote. On a written vote, every member who is present in person or by proxy shall have one vote for every share held by the member. A written vote may be demanded by any of the following:

-        the chairman of the meeting;

-        not less than five members present in person or by proxy and entitled to vote;

-        a member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; and

-        a member or members present in person or by proxy and holding Ordinary Shares in the Company conferring a right to vote at the meeting being ordinary shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the ordinary shares conferring that right.

        All resolutions put to the annual general meeting since 2001 have been put to a poll. In relation to subsequent general meetings, the Chairman has indicated his intention to demand a poll. An instrument appointing a proxy shall be deemed to include the right to demand or join in demanding a poll and to speak at the meeting. Two members present in person or by proxy and entitled to vote shall be a quorum for all purposes.

        In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting is entitled to cast the deciding vote.

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

Variation of Rights

        If, at any time and from time to time, the share capital of the Company is divided into different classes, the rights attached to any class may, subject to the provisions of the Companies Act, may be varied or abrogated either with the consent in writing of the holders of three-quarters of the issued Ordinary Shares of the class or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of the Ordinary Shares of the class and may be so varied or abrogated either while the Company is a going concern or during or in contemplation of a winding-up. At every such separate meeting all the provisions of the Articles of Association relating to general meetings of the Company shall apply, except that the necessary quorum shall be at least two persons holding or representing by proxy at least one-third in nominal value of the issued Ordinary Shares of the class and that any holder of Ordinary Shares of the class present in person or by proxy may demand a poll and that every such holder shall on a poll have one vote for every share of the class held by him. These provisions apply to the variation or abrogation of the special rights attached to some only of the Ordinary Shares of any class as if each group of Ordinary Shares of the class differently treated formed a separate class the special rights of which are to be varied.

Rights in a Winding-Up

        In the event of a winding-up, after the payment of all creditors, including certain preferential creditors, whether statutorily preferred creditors or normal creditors, a liquidator may, with the authority of an extraordinary resolution:

-        set such value as the liquidator deems fair upon the property of the Company and may determine how such division shall be carried out as between the members or different classes of members,

-        vest any part of the assets in trustees upon such trusts for the benefit of members and

-        divide among the members in specific or in kind the whole or any part of the assets of the Company and whether or not the assets shall consist of property of one kind or shall consist of properties of different kinds.

Limitations on Voting and Shareholding

        Rights of BA to operate, in particular on international routes, could be withdrawn if the Company ceased to be substantially owned and effectively controlled by UK nationals or, in some cases, non-EEA nationals. Accordingly, the Articles of Association of the Company contain powers which may be used to limit the number of voting rights of Ordinary Shares in which non-UK or non-EEA nationals own interests or, if necessary, to require their compulsory disposal, or to restrict the transferability of Ordinary Shares. Holders of ADSs will generally be considered to be interested in the Ordinary Shares underlying their ADSs.

        These powers include the power to impose an overall limit of not less than 25% on the number of Ordinary Shares ("Relevant Shares") in which non-UK or non-EEA nationals have any direct or indirect interest, as broadly defined in the Articles. However, these powers are only exercisable if the Directors determine that it is necessary to use such powers to protect BA's operating rights because action affecting such rights has occurred or is contemplated, threatened or intended or may occur because of the ownership or control of the Company by non-UK or non-EEA nationals or because of the aggregate number of Relevant Shares.

        There is no accepted international agreement as to what level of ownership or control must be retained by UK or EEA nationals but, in the absence of intervention from a foreign government or large interests of single or associated non-UK or Non-EEA nationals, the Directors would not generally expect to have to apply any restriction unless the proportion of Relevant Shares threatens to exceed 50% or to have to set a limit on Relevant Shares below that level, although no assurance can be given that this would be the case. All Ordinary Shares represented by ADSs will generally be deemed by the Directors to be Relevant Shares unless the contrary is established to the satisfaction of the Directors. The Directors will publish the level of Relevant Shares from time to time. As of June 30, 2003, the proportion of Ordinary Shares held by non-UK nationals was 45.90%; and by non-EEA nationals, 40.90%. Having regard to all relevant factors, including the fact that there are no large interests of single or associated non-UK or non-EEA nationals, and in the absence of unforeseen developments, BA does not at present expect (but without limiting its freedom to act) to seek to exercise its power to restrict non-UK or non-EEA Ordinary Share ownership.

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

        At the Company's 2002 Annual General Meeting, on July 16, 2002, a new special voting share (the "Special Share") was introduced into the capital of the Company. This Special Share has no economic value and is held by a special purpose subsidiary of The Law Debenture Trust p.l.c.

        The sole function of this arrangement is to ensure that the votes capable of being cast by the UK shareholders of the Company, taken as a whole, never falls below a majority. The voting rights of the special share would only be triggered by a notice given by the Board of Directors. Following such a notice, the Special Share would provide its holder with a variable number of votes at any general meeting. That number of votes would depend on the number of shares owned solely by UK shareholders at any time, since the Special Share will always have attached to it sufficient votes to ensure that, when aggregated with the votes attaching to such solely UK owned shares, the total is 50% + 1 vote. The votes of the Special Share would be made by the holder in a wholly mechanical manner and will simply depend on the proportion of UK owned shares being voted for or against a particular resolution and the proportion of UK owned shares not being voted on such resolution. No third party would have any discretion to change these proportions. The Board of Directors would publicize any use of the Special Share's voting rights in accordance with the rules of each exchange on which it is listed.

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

Disclosure of Interests and Restrictions on Voting

        The Directors may by a disclosure notice require any member or other person appearing to be or to have been interested in Ordinary Shares to disclose such information as the Directors shall require relating to the ownership of or interests in the Shares in question. If any member or person appearing to have an interest in any Shares fails to give to the Company, within 28 days of the service on him of a disclosure notice, the information required, the registered holder of those Shares shall not be entitled to attend or vote at any general meeting of the Company or any meeting of holders of any class of shares of the Company. The 28 day period is reduced to 14 days in the case of a member holding not less than 0.25% of the issued Shares of any class and, in addition, the payment of any dividend to such a member will be withheld and his Shares will not be transferred except pursuant to a take-over offer, a sale at arm's length or a sale through a recognized investment exchange. A shareholder shall also not be entitled to attend or vote in the circumstances described under "Limitations of Voting and Shareholding" above. In addition, a shareholder shall not be entitled, in respect of any Shares, to vote at any general meeting or separate class meeting unless all amounts presently payable by him in respect of his Shares have been paid.

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

Material Contracts

        See "Item 6 --- "Directors, Senior Management and Employees --- Compensation of Directors and Officers".

Exchange Controls

        There are currently no UK foreign exchange control restrictions on the payment of dividends on BA's Ordinary Shares or on the conduct of the BA Group's operations.

Tax

        The Company did not pay a dividend to shareholders during fiscal 2003 on either its Ordinary Shares or ADSs.

        The following discussion is intended only as a descriptive summary of the material UK and US federal income tax consequences of owning Ordinary Shares or ADSs and it does not purport to be a complete technical analysis or listing of all potential tax effects relevant to the Ordinary Shares or ADSs. The statements of UK and US tax law set forth below are based (i) on the laws and the UK Inland Revenue practice and published Statements of Practice in force as of the date of this report, (ii) on existing US federal income tax law, including legislation, regulations, administrative rulings and court decisions as of the date of this report and (iii) on representations of the Depositary and the assumption that each obligation in the deposit agreement among BA, the Depositary and the holders from time to time of ADSs and any related agreement will be performed in accordance with its terms. The statements herein are subject to any changes occurring after the date of this report in UK or US law, or in the double tax conventions between the United States and the United Kingdom with respect to income and capital gains taxes (the "Income Tax Convention") and with respect to estates and gifts taxes (the "Estate Tax Convention").

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

       (iii)     whose holding of the Ordinary Shares or ADSs is not effectively connected with a permanent establishment in the United Kingdom through which such holder carries on a business or with a fixed base in the United Kingdom from which such holder performs independent personal services; and

       (iv)     under certain circumstances, is not an investment or holding company 25% or more of the capital of which is owned, directly or indirectly, by persons that are neither individual residents nor citizens of the United States will generally be entitled under the current Income Tax Convention to receive, in addition to any dividend paid by BA, an amount equal to the tax credit available to UK resident shareholders in respect of such dividend (currently equal to one --ninth of the dividend paid), but subject to a notional withholding tax equal to 15% of the sum of the dividend paid and the tax credit. The withholding tax will exceed the tax credit and therefore no additional payment will result.

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

United States Federal Income Tax

        For purposes of this discussion, a US holder is a beneficial owner of Ordinary Shares or ADSs that is (a) a citizen or resident of the United States, (b) a domestic corporation, (c) an estate whose income is subject to United States federal income tax regardless of its source, or (d) a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust. This section does not apply to US holders if members of a special class of holders subject to special rules, including a dealer in securities, a trader in securities that elects to use a mark-to-market method of account for securities holdings, a tax-exempt organization, a life insurance company, a person liable for alternative minimum tax, a person that actually or constructively owns 10% or more of the Company's voting stock, a person that holds Ordinary Shares or ADSs as part of a straddle or a hedging or conversion transaction, or a US holder whose functional currency is not the US dollar.

Dividends

        Under the United States federal income tax laws, the gross amount of any dividend paid by the Company out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) to a US holder is subject to United States federal income taxation.. In addition, an eligible US holder that elects as described above to be treated, with respect to the receipt of any such dividend, as having received a tax credit under the Income Tax Convention and as having paid the withholding tax due under the Income Tax Convention (an "electing US holder"), must include the amount of the tax credit (not reduced by the amount of any deemed withholding tax) in this gross amount even though it does not in fact receive the credit. Dividends paid to a non-corporate US holder in taxable years beginning December 31, 2002 and before January 1, 2009 that constitute qualified dividend income will be taxable to the US holder at a maximum tax rate of 15% provided that the Ordinary Shares or ADSs are held by such US holder for more than 60 days during the 120-day period beginning 60 days before ex-dividend date and the US holder meets other holding period requirements. Dividends paid by the Company with respect to Ordinary Shares or ADSs generally will be qualified dividend income.

        The dividend is taxable to the US holder when the holder, in the case of Ordinary Shares, or the Depositary, in the case of ADSs, receives the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount that the US holder must include in income will be the US Dollar value of the dividend received (plus, if the holder is an electing US holder, the dividend that it is deemed to receive) in pounds sterling, determined at the spot pounds sterling/US Dollar rate on the date the dividend distribution is includible in the holder's income, regardless of whether the payment is in fact converted into US Dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the holder includes the dividend payment in income to the date the holder converts the payment into US Dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the holder's basis in the Ordinary Shares or ADSs and thereafter as capital gain.

        Subject to certain limitations, the withholding tax that an electing U.S. holder is deemed to pay to the United Kingdom under the Income Tax Convention will be creditable against the holder's United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% rate.

Dividends will be income from sources outside the United States, but generally will be "passive income" or "financial services income" which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to a US holder.

Capital Gains.

        A US holder that sells or otherwise disposes of Ordinary Shares or ADSs will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the US Dollar value of the amount realized and the holder's tax basis, determined in US Dollars, in the Ordinary Shares or ADSs. Capital gain of a non-corporate US holder that is recognized on or after May 6, 2003 and before January 1, 2009, is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Documents on Display

        It is possible to read and copy documents referred to in this annual report on Form 20-F that have been filed with the SEC at the SEC's public reference room located at 450 Fifth Street, NW, Washington DC. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. In addition, some of the Company's SEC filings, including all those filed on or after November 4, 2002, are available on the SEC's website at www.sec.gov.

Item 11 --- Quantitative and Qualitative Disclosures about Market Risk

        The Board of Directors sets the treasury policies and objectives of the Group, and lays down the parameters within which the various aspects of treasury risk management are operated. The Board has approved a treasury governance statement, which outlines the Group's policies governing corporate and asset financing, interest rate risk, foreign exchange risk and cash and liquidity management. The governance statement also lists the financial instruments that the Group's treasury function is authorized to use in managing financial risk. The governance statement is under ongoing review to ensure best practice in the light of prevailing conditions.

        Responsibility for ensuring that treasury practices are consistent and compatible with the agreed governance statement is vested in the Finance Committee and Treasury Committee (comprising senior representatives from the finance and treasury departments). Group Treasury implements the agreed policies on a day-to-day basis with a view to meeting the treasury objectives in a risk-averse though cost-effective manner. These objectives include ensuring that the Group has sufficient liquidity to meet its day-to-day needs and to fund its capital investment program; deploying any surplus liquidity in a prudent and profitable manner; managing currency, interest rate and credit exposures; and managing the Group's relationship with a large number of banks and other financial institutions world wide.

        As part of its treasury and fuel risk management program, the Group selectively uses derivative financial and commodity instruments in order to reduce its exposure to fluctuations in market rates and prices. The Group uses derivatives only for the purposes of hedging identified exposures and does not invest in derivatives for trading or speculative purposes. The instruments used include swaps, futures and forward contracts, options, caps and collars in the currency, interest rate and fuel markets.

        As derivatives are used for the purposes of risk management, they do not expose the Group to market risk because gains and losses on the derivatives offset losses and gains on the matching asset, liability, revenues or costs being hedged. Moreover, counterparty credit risk is generally restricted to any hedging gain from time to time and is controlled through marked-to-market based credit limits.

Foreign Currency Risk

        The Group does business in more than 100 foreign currencies, and generates a surplus in most of these currencies. In recent years, the US Dollar has been an exception to this as capital expenditure, together with ongoing operating lease and fuel payments denominated in US Dollars has created a deficit. However, in fiscal 2003, the Group generated a surplus of US Dollars as capital expenditure and fuel costs were reduced.

        As a result, the Group can experience adverse or beneficial effects arising from exchange rate movements. The Group is likely to experience beneficial effects from a strengthening of foreign currencies and an adverse effect from a strengthening of Sterling.

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

        Forward foreign exchange contracts are used to cover to a limited extent near-term future revenues and operating payments in a variety of currencies. At March 31, 2003 the Group had outstanding forward transactions to hedge foreign currencies as follows:
	Expected to mature
	Before March 31		After March 31		2003	2002
	2004	2005	2005	Total	Notional gain/(loss)	Notional gain/(loss)
	(millions)
					Sterling m	Sterling m
to hedge future operating payments against Sterling --- Pound Sterling equivalents	13	--	--	13	--	--
to hedge future currency revenues against Sterling --- Pound Sterling equivalents	91	--	--	91	(5)	1
to hedge future operating payments against US Dollars --- US Dollars	2	--	--	2	--	--
to hedge future currency revenues against US Dollars --- US Dollars	29	--	--	29	(4)	--

        The unrealized gain/(loss) on forward currency transactions has been calculated as the difference between the marked-to-market rate at the reporting date and the forward contract rate.

        The notional loss on forward foreign exchange contracts represents an increase in the hedges of future currency revenues outstanding at the end of fiscal 2003 compared to fiscal 2002, and movements in the pounds Sterling, US Dollar and South African Rand exchange rates at the end of fiscal 2003 compared to the date the contracts were entered into.

        See also Note 36 to the Financial Statements.

        Under US GAAP, the notional gains or losses on forward foreign exchange contracts are included within net income as the contracts have not been designated hedges under FASB 133. Under UK GAAP none of such notional gains and losses are recognized within net income.

Financing and Interest Rate Risk

        Most of the Group's debt is asset related, reflecting the capital intensive nature of the airline industry and the attractiveness of aircraft as security to lenders and other financiers. These factors are also reflected in the medium to long-term maturity profiles of the Group's loans, finance leases and hire purchase arrangements. The Group demonstrated its continuing ability to raise new financing by financing all aircraft deliveries during the year and putting in place committed facilities for all aircraft deliveries until March 31, 2004.

        At March 31, 2003, approximately 58% of the Group's borrowings (after swaps), net of cash, short-term loans and deposits, were at fixed rates of interest, and 42% were at floating rates. This proportion of fixed rate borrowings has increased from 48% at March 31, 2002 as the Group has taken advantage of the availability of historically low fixed rate Sterling and US Dollar funds and increased its short-term loans and deposits.

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

        During the year, the company's senior unsecured debt was maintained at one notch below investment grade. In July 2003, the major rating agencies completed reviews which had been initiated at the start of the Iraq war. The reviews resulted in Moody's leaving their ratings unchanged and Standard & Poor's reducing the senior unsecured debt rating to BB-.The impact of any downgrade is limited as there are no rating triggers in the existing debt portfolio. Furthermore, the Group's main source of external funding, being secured aircraft financing, is less sensitive to credit ratings than the unsecured bond market.

        The currency and interest rate mix of the Group's gross borrowings, including the Convertible Capital Bonds 2005, was as follows:
							As at March 31,
	Expected final maturity date before March 31 (amounts of borrowings as at March 31, 2003)						2003		2002
	2004	2005	2006	2007	2008	After March 31, 2008	Total	Fair value	Total	Fair value
	(Sterling million, except percentages)
Fixed rate principal (Pounds Sterling)	2	40	119	72	45	1,258	1,536	1,530	1,630	1,659
Weighted average fixed rate	6.0%	6.4%	9.7%	9.8%	7.7%	6.6%	7.1%	N/A	7.0%	N/A
Floating rate principal (Pounds Sterling)	8	56	37	241	78	2,405	2,825	2,825	3,284	3,284
Weighted average floating rate	3.4%	3.9%	4.0%	4.0%	4.2%	4.0%	4.0%	N/A	4.4%	N/A
Fixed rate principal (US Dollars)	9	--	34	21	--	201	265	329	252	250
Weighted average fixed rate	8.4%	--	8.7%	8.3%	--	5.4%	6.3%	N/A	7.0%	N/A
Floating rate principal (US Dollars)	47	69	107	--	--	942	1,165	1,165	1,282	1,282
Weighted average floating rate	1.9%	1.8%	1.9%	--	--	2.2%	2.1%	N/A	2.5%	N/A
Fixed rate principal (Japanese Yen)	36	44	63	76	118	673	1,010	1,010	1,065	1,065
Weighted average fixed rate	2.1%	2.5%	2.4%	1.3%	1.2%	1.3%	1.5%	N/A	1.5%	N/A

        Floating rates of interest are based on LIBOR (London Interbank Offered Rate) and fixed rates of interest are based on the contract rates. Fair values of bank and other loans, finance leases and the non-Japanese Yen denominated portions of hire purchase arrangements carrying fixed rates of interest have been calculated by discounting the repayments which the Group is committed to make at the relevant interest rates applicable at March 31, 2003. Fair values of the Euro-Sterling notes, Convertible Capital Bonds 2005 and Euro-Sterling Bond 2016 are based on the quoted market values at March 31, 2003. The fair values of floating rate borrowings are deemed to be equal to their carrying values.

        The Japanese Yen denominated portions of hire purchase arrangements carrying fixed rates of interest relate to the tax equity portions of Japanese leveraged leases which are specific to the Group, cannot be assigned and could not be refinanced or replaced in the same cross-border market on a marked-to-market basis and accordingly, a fair value cannot be determined. The carrying value has therefore been included as the fair value above.

        The increase in the excess of fair value over carrying amount of the Group's fixed rate US Dollar borrowings between fiscal 2002 and fiscal 2003 is substantially attributable to the decrease in US Dollar interest rates between March 31, 2002 and March 31, 2003 and the increase in long-term fixed rate borrowings.

        As part of its treasury risk management activities, the Group has entered into a number of swap agreements in order to hedge its direct exposure to interest rates. The majority of these swaps form part of the related lease and loan agreements. A smaller number of interest rate swaps are not associated with specific loans and leases and are disclosed below. During fiscal 2003, the Group increased the use of such instruments through fixing the interest payable on US$240 million for a period of 5 years as US Dollar fixed rates continued to fall.

        The table above excludes certain single currency interest rate swap arrangements which have not been designated against specific borrowings. These interest rate swap arrangements, their maturity and related fair values, are disclosed below.

        Outstanding single currency interest rate swap agreements are summarized as follows:
	Expected to mature before March 31
								2003	2002
	2004	2005	2006	2007	2008	After March 31 2008	Total	Unrealized gain/(loss)	Unrealized gain/(loss)
	(millions, except percentages)
Single currency interest rate swap agreements Notional principal balance (US Dollars)	12	--	---	---	240	---	252	(5)	(2)
--- weighted average fixed rate payable	8.9%	---	---	---	3.5%	---	3.7%	---	---
--- weighted average variable rate receivable	1.9%	---	---	---	1.4%	---	1.4%	---	---

        The unrealized loss on the interest rate swaps was calculated using discounted cash flow analysis, to determine the amount the Group would receive or pay to terminate the agreements.

        See also Note 37 to the Financial Statements.

Fuel Risk

        The Group's fuel risk management strategy aims to provide the airline with protection against sudden and significant increases in oil prices while ensuring that the airline is not competitively disadvantaged in a serious way in the event of a substantial fall in the price of fuel. The strategy operates within limits set by the Board of Directors and agreed in detail by the treasury committee, which is made up of representatives from relevant internal departments. In meeting these objectives, the fuel risk management program allows for the judicious use of a number of derivatives traded on regulated exchanges in London (the International Petroleum Exchange) and New York (the New York Mercantile Exchange) as well as on the Over The Counter (OTC) markets, with approved counterparties and within approved limits. The instruments used include futures contracts, options and swaps. The treasury committee reviews the use of these instruments on a regular basis.

        Set out below are the outstanding fuel derivative contracts at March 31, 2003, which all mature on or before
March 31, 2004.
	2003			2002 (Comparative figures)
	Volume	Open acquisition value	Unrealized gain	Unrealized gain/(loss)
	(barrels millions)	($ millions)	($ millions)	($ millions)
Futures --- Closed	0.3	--	--	--
Futures --- Open	--	--	--	--
Swaps	10.9	256	19	24
Collars	7.9	212	9	37
Puts	--	--	--	--
Total	19.1	469	28	61
	====	====	====	====
Total (pounds Sterling equivalent millions)			18	43
			====	====

        The unrealized gains/(losses) on off-balance sheet fuel derivatives have been calculated using the marked-to-market value of the instruments concerned .

        Under UK GAAP, the unrealized value of swaps, calls and puts is not reported on the Group balance sheet. All gains/(losses) arising on any of these transactions are recognized in the Group profit and loss account in the period for which the instrument was taken out. Under FASB 133, the fair value of outstanding fuel contracts are reported as part of shareholders' equity with any changes in the fair value reported through income in the period in which it arises as none of the contracts have been designated as hedges in the manner required by FAS 133.

        The movement in the unrealized gain between the two periods reflects a reduction in the volume of fuel derivative contracts at the end of fiscal 2003 compared to fiscal 2002, and smaller movements in the oil price at the end of fiscal 2003 against when the contracts were entered into.

        See also Note 36 - Financial Instruments to the Financial Statements.

Accounting Policy

        The Group's accounting policy for derivatives under UK GAAP is to defer and only recognize in the consolidated profit and loss account, gains and losses on hedges of revenues or operating payments as they are realized. Amounts payable or receivable in respect of interest rate swap agreements are recognized in the net interest payable charge over the period of the contracts on an accruals basis. Cross-currency swap agreements and forward foreign exchange contracts taken out to hedge borrowings are accounted for in establishing the carrying values of the relevant loans, leases or hire purchase arrangements in the balance sheet. Gains or losses on forward foreign exchange contracts that hedge capital expenditure commitments are recognized as part of the total Sterling carrying cost of the relevant tangible asset as the contracts mature or are closed out.

        See Note 43 to the Financial Statements with respect to the treatment of derivatives under US GAAP.

Item 12 --- Description of Securities Other Than Equity Securities

        Not applicable.

PART II

Item 13 --- Defaults, Dividend Arrearages and Delinquencies

        None

Item 14 --- Material Modifications to the Rights of Security Holders and Use of Proceeds

        None

Item 15 --- Controls and Procedures

        Under the supervision and with the participation of the Company's management, including the Company's Chief Executive and Chief Financial Officer, the Company has evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of March 31, 2003. Based on that evaluation, the Company's management, including the Chief Executive and Chief Financial Officer, have concluded that these disclosure controls and procedures were effective as of March 31, 2003.

        In designing and evaluating our disclosure controls and procedures, our management, including the Chief Executive and Chief Financial Officer, recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. No reasonable system of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.

        There were no changes in the Company's internal control over financial reporting during the period covered by this Report that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 16A --- Audit Committee Financial Expert

        Not applicable until British Airways' annual report on Form 20-F for the year ending March 31, 2004.

Item 16B -- Code of Ethics

        Not applicable until British Airways' annual report on Form 20-F for the year ending March 31, 2004.

Item 16C -- Principal Accountant Fees and Services

        Not applicable until British Airways' annual report on Form 20-F for the year ending March 31, 2004.

Item 16D -- Exemptions from the Listing Standards for Audit Committees.

        Not applicable until British Airways' annual report on Form 20-F for the year ending March 31, 2004.

PART III

Item 17 --- Financial Statements

        Not Applicable

Item 18 --- Financial Statements

        The following financial statements and schedule, together with the report of Ernst & Young LLP thereon, are filed as part of this Annual Report:

Item 19 --- Exhibits

Index to Exhibits

        1.1 Memorandum and Articles of Association dated July 16, 2002

2.1 The total amount of long-term debt securities of the registrant and its subsidiaries under any one instrument does not exceed 10% of the total assets of BA and its subsidiaries on a consolidated basis. BA agrees to furnish copies of any or all such instruments to the Securities and Exchange Commission on request.

        4.1 Service Agreement between Roderick Eddington and British Airways Plc dated July 7, 2000.*

4.2 Agreement between Michael Street and British Airways Plc dated July 1, 2001.*

4.3 Service Agreement between John Rishton and British Airways Plc dated September 1, 2001.**

4.4 Letter Agreement between Roderick Eddington and British Airways Plc dated March 15, 2001, relating to pension compensation.**

4.5 Letter Agreement between John Rishton and British Airways Plc dated June 19, 2002, relating to pension compensation.**

8.1 Subsidiaries.

12.1 Certification by the Chief Executive of British Airways Plc in accordance with Section 302 of the Sarbanes-Oxley Act of 2002, dated July 17 2003.

12.2 Certification by the Chief Financial Officer of British Airways Plc in accordance with Section 302 of the Sarbanes-Oxley Act of 2002, dated July 17 2003.

13.1 Certification by the Chief Executive and the Chief Financial Officer of British Airways Plc in accordance with Section 906 of the Sarbanes-Oxley Act 2002, dated July 17 2003.

14.1 Consent of the Independent Auditors, included on page 78.

        * Incorporated by reference to the Company's annual report on Form 20-F for the financial year ended March 31, 2001.

        ** Incorporated by reference to the Company's annual report on Form 20-F for the financial year ended March 31, 2002.

SIGNATURES

        The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BRITISH AIRWAYS Plc

(Registrant)

By /s/ ALAN BUCHANAN

Name: Alan Buchanan

Title: Company Secretary

Dated: July 17, 2003

BRITISH AIRWAYS Plc AND SUBSIDIARIES

REPORT OF INDEPENDENT AUDITORS

TO THE BOARD OF DIRECTORS

BRITISH AIRWAYS Plc

        We have audited the accompanying consolidated balance sheets of British Airways Plc as of March 31, 2003 and 2002, and the related consolidated profit and loss accounts and statements total recognized gains and losses, changes in shareholders' funds and cash flows for each of the three years in the period ended March 31, 2003. Our audits also included the financial statement schedule listed in the Index at Item 18. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of British Airways Plc at March 31, 2003 and 2002, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended March 31, 2003, in conformity with accounting principles generally accepted in the United Kingdom which differ in certain respects from those followed in the United States (see note 43 of notes to the financial statements). Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Ernst & Young LLP
London, England
May 19, 2003,
except for Note 40 Subsequent Events,
as to which the date is July 11, 2003

CONSENT OF INDEPENDENT AUDITORS

        We consent to the incorporation by reference in the Registration Statements on Form S-8 No. 33-15663, No.33-67242 and No. 33-10716 pertaining to the employee share plans of British Airways Plc listed on the facing sheets thereof and in the related Prospectuses of our report dated May 19, 2003 except for Note 40 -- Subsequent Events, as to which the date is July 11, 2003, with respect to the consolidated financial statements and schedule of British Airways Plc and of the reference to our firm under 'Item 3 --- Key Information --- Selected Financial Data' both included in the Annual Report (Form 20-F) for the year ended March 31, 2003.

Ernst & Young LLP
London, England
July 17, 2003

BRITISH AIRWAYS Plc AND SUBSIDIARIES
CONSOLIDATED PROFIT AND LOSS ACCOUNTS

	Year Ended March 31
	2003	2002	2001
	(Sterling million, except per Ordinary Share amounts)

Turnover - (Note 2)	7,688	8,340	9,278
Cost of sales - (Note 4)	(7,263)	(8,291)	(8,757)
Gross profit	425	49	521
Administrative expenses - (Note 4)	(130)	(159)	(141)
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
Operating profit/(loss) before exceptional charges	379	(30)	380
Exceptional operating charges - (Note 4)	(84)	(80)	---
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
Operating profit/(loss)	295	(110)	380
Share of operating profit in associates - (Note 7).	39	22	64
Total operating profit/(loss) including associates	334	88	444
Other income and charges - (Note 8)	(4)	21	1
Profit on sale of fixed assets and investments -(Note 9)	60	145	(69)
Net interest payable - (Note 10)	(255)	(278)	(226)
Profit/(loss) before tax	135	(200)	150
Tax - (Note 11a)	(50)	71	(69)
Profit/(loss) after tax	85	(129)	81
Equity minority interest	---	(1)	(2)
Non-equity minority interest - (Note 34)	(13)	(12)	(12)
Profit/(loss) for the year (1)	72	(142)	67
Dividends paid and proposed- (Note 12)	---	---	(193)
	======	======	======
Retained profit/(loss) for the year	72	(142)	(129)

Earnings per share - (Note 13)

Basic earnings/(loss) per share	6.7p	(13.2)p	6.2p
	======	======	======
Diluted earnings/(loss) per share	6.7p	(13.2)p	6.2p
	======	======	======

______________________

(1) A summary of the significant adjustments to profit/(loss) for the year which would be required if United States generally accepted accounting principles had been applied instead of those generally accepted in the United Kingdom is given in Note 43 of Notes to Financial Statements.

The Notes to Financial Statements are an integral part of these Financial Statements.
BRITISH AIRWAYS Plc AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF TOTAL RECOGNIZED GAINS AND LOSSES

	Year ended March 31
	2003	2002	2001
	(Sterling million)
Profit/(loss) for the year	72	(142)	67
Other recognized gains and losses relating to the year:
Exchange and other movements	(38)	17	(30)
Total recognized gains and losses relating to the year	34	(125)	37

Prior period adjustment	---	(1,094)	---

Total recognized gains and losses relating to the year	34	(1,219)	37
	======	======	======

        The difference between reported and historical cost income and losses is not material. Profit for the year relating to associated undertakings is shown in Note 21. The prior year adjustment refers to the adoption of FRS 19 " Deferred Tax" in fiscal 2002. This resulted in an adjustment of Sterling 1,094 million for deferred tax and an increase in the tax charge reported in the year ended March 31, 2001 of Sterling 47 million.

CONSOLIDATED BALANCE SHEETS
		March 31
		2002	2003
		(Sterling million)
Fixed assets
Intangible assets - (Note 14)
Goodwill		99	105
Landing rights		65	35
		164	140
Tangible assets - (Note 15)
Fleet		7,828	8,672
Property		1,219	1,300
Equipment		440	502
		9,487	10,474
Investments - (Note 18)
Associated companies		461	425
Trade investments		32	39
Investment in own shares		31	25
		524	489

		10,175	11,103
Current assets
Stocks - (Note 22)		87	109
Debtors - (Note 24)		986	1,231
Short-term loans and deposits		1,430	1,155
Cash at bank and in hand		222	64
		2,725	2,559

Creditors: amounts falling due within one year - (Note 26)		(2,904)	(3,201)

Net current liabilities		(179)	(642)

Total assets less current liabilities		9,996	10,461

Creditors: amounts falling due after more than one year
Borrowings and other creditors - (Note 27)		(6,441)	(6,985)
Convertible Capital Bonds 2005 - (Note 30)		(112)	(112)
		(6,553)	(7,097)
Provision for deferred tax - (Note 31)		(1,062)	(1,031)
Provisions for liabilities and charges - (Note 32)		(107)	(126)
		2,274	2,207
Capital and reserves		====	====
Called up share capital		271	271
Reserves
Share premium account		788	788
Revaluation reserve		270	270
Profit and loss account		729	687
Total equity shareholders' funds (1)		2,058	2,016
Minority interest
Equity minority interest		10	9
Non-equity minority interest - (Note 34)		206	182
		216	191
		2,274	2,207
		====	====

_____________________

  A summary of the significant adjustments to total equity shareholders' funds which would be required if United States generally accepted accounting principles had been applied instead of those generally accepted in the United Kingdom is given in Note 43 of Notes to Financial Statements.

The Notes to Financial Statements are an integral part of these Financial Statements.
BRITISH AIRWAYS Plc AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS

	Year ended March 31
	2003	2002	2001
	(Sterling million)

Cash inflow from operating activities - (Note 5a)	1,185	866	1,251

Dividends from associates	23	16	33

Government compensation received	---	22	---

Returns on investments and servicing of finance
Interest received	72	62	83
Interest paid on bank and other loans	(86)	(103)	(88)
Interest paid on finance leases and hire purchase arrangements	(222)	(276)	(326)
Dividends received from trade investments	---	2	1
Non equity minority interest	(13)	(12)	(12)
Net cash outflow from returns on investments and servicing of finance	(249)	(327)	(342)

Tax
UK corporation tax	---	---	18
Overseas taxation	(7)	(1)	(3)
Net cash (outflow)/inflow from tax	(7)	(1)	15

Capital expenditure and financial investment
Intangible assets purchased for cash	(32)	(12)	---
Tangible fixed assets purchased for cash - (Note 15e)	(293)	(745)	(1,115)
Refund of progress payments	230	408	373
Sale of tangible fixed assets and investments	351	465	298
Investment in own shares	(6)	---	---
Purchase of trade investments	---	(22)	(13)
Net cash inflow/(outflow) for capital expenditure and financial investment	250	94	(457)

Acquisitions and disposals
Sale of interests in subsidiary undertakings	30	4	41
Purchase of subsidiary undertakings	---	(77)	---
Sale of interests in associated undertakings	12	---	---
Partial refund of investment in Iberia	---	97	---
Purchase of interests in associated undertakings	(13)	(43)	(15)
Net cash inflow/(outflow) for acquisitions and disposals	29	(19)	26

Equity dividends paid	---	(137)	(194)
Net cash inflow before management of liquid resources and financing	1,231	514	332

Management of liquid resources	(289)	(301)	159

Financing
Changes in borrowings - (Note 29)	13	495	214
Bank and other loans raised	(189)	(57)	(228)
Bank and other loans repaid	(608)	(655)	(510)
Capital elements of finance leases and hire purchase arrangements repaid	(784)	(217)	(524)

Changes in share capital
Issue of ordinary share capital and share premium received	---	---	3
Increase/(decrease) in cash - (Note 25)	158	(4)	(30)
	=====	=====	=====

_______________________

  The significant differences between the cash flow statements presented above and those required under United States generally accepted accounting principles are described in Note 43 of Notes to the Financial Statements.

The Notes to Financial Statements are an integral part of these Financial Statements.
BRITISH AIRWAYS Plc AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY SHAREHOLDERS' FUNDS

	Share Capital Ordinary Shares of 25 pence each				Reserves
	Authorized		Issued		Share Premium Account	Revaluation Reserve	Retained Earnings	Total Equity Shareholder's Funds
	Shares	Amount	Shares	Amount
April 1, 2000 (1)	1,508,000,000	377	1,081,515,005	270	785	285	760	2,100
Retained loss for the year	---	---	---	---	---	---	(126)	(126)
Transfer relating to revalued assets	---	---	---	---	---	5	(5)	---
Exchange and other movements	---	---	---	---	---	---	(30)	(30)
Goodwill written back on disposal	---	---	---	---	---	---	173	173
Conversion of Convertible Capital Bonds	---	---	145,162	---	1	---	---	1
Employee Share Option Schemes	---	---	891,911	1	2	---	---	3
April 1, 2001 (1)	1,508,000,000	377	1,082,552,078	271	788	290	772	2,121
Retained loss for the year	---	---	---	---	---	---	(142)	(142)
Transfer relating to revalued assets	---	---	---	---	---	(20)	20	---
Exchange and other movements	---	---	---	---	---	---	17	17
Goodwill written back on disposal	---	---	---	---	---	---	20	20
Conversion of Convertible Capital Bonds	---	---	61,091	---	---	---	---	---
Employee Share Option Schemes	---	---	143,938	---	---	---	---	---
April 1, 2002 (1)	1,508,000,000	377	1,082,757,107	271	788	270	687	2,016
Retained profit for the year	---	---	---	---	---	---	72	72
Transfer relating to revalued assets	---	---	---	---	---	7	(7)	---
Exchange and other movements	---	---	---	---	---	(7)	(31)	(38)
Goodwill written back on disposal	---	---	---	---	---	---	8	8
Conversion of Convertible Capital Bonds	---	---	24,014	---	---	---	---	---
Employee Share Option Schemes	---	---	3,197	---	---	---	---	---
March 31, 2003	1,508,000,000	377	1,082,784,318	271	788	270	729	2,058

_____________________________

  (a) 'The profit and loss account at March 31, 2003 includes cumulative retained profits of Sterling 30 million (2002: Sterling 42 million; 2001: Sterling 52 million) in respect of associated companies. See also Note 21 of Notes to Financial Statements.

(b) The profit and loss account at March 31, 2003 was decreased by cumulative exchange and other adjustments of Sterling 160 million (2002: decreased by Sterling 122 million; 2001:Sterling 139 million)

(c) Cumulative goodwill set off against reserves at March 31, 2003 in respect of subsidiaries was Sterling 433 million (2002: Sterling 433 million; 2001:
Sterling 442 million).

(d) Cumulative goodwill set off against reserves at March 31, 2003 in respect of associated companies was Sterling 61 million (2002: Sterling 69 million; 2001: Sterling 80 million).

The Notes to Financial Statements are an integral part of these Financial Statements.
BRITISH AIRWAYS Plc AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS

1 Accounting policies

Accounting convention

The financial statements have been prepared under the historical cost convention modified by the inclusion of certain assets at valuation, as stated below, and in accordance with all applicable United Kingdom accounting standards. The principal accounting policies have been applied consistently with those applied in the previous year.

Due to the increasing incidence of the purchase of airport landing rights, these have been reclassified from tangible fixed assets to intangible fixed assets effective from April 1, 2002. This resulted in existing capitalized slots stated at Sterling 35 million being reclassified from tangible fixed assets - property to intangible fixed assets - landing rights.

The prior year comparatives have also been reclassified accordingly (2002: Sterling 35 million; 2001: Sterling 24 million).

Basis of consolidation

The consolidated financial statements include the accounts of British Airways Plc ("British Airways" or the "company") and its subsidiary undertakings (together the "group"),each made up to March 31, together with the attributable share of results and reserves of associated undertakings, adjusted where appropriate to conform with British Airways' accounting policies. The group's share of the profits less losses of associated undertakings is included in the consolidated profit and loss account and its share of the post-acquisition results of these companies is included in interests in associated undertakings in the consolidated balance sheet. Certain associated undertakings make up their annual audited financial statements to dates other than March 31. In the cases of Qantas and Iberia, published results up to the year ended December 31 are included. For Qantas the results are unaudited. In other cases, results disclosed by subsequent unaudited management accounts are included. The attributable results of those companies acquired or disposed of during the year are included for the periods of ownership. Where an entity, though not fulfilling the legal definition of a subsidiary or subsidiary undertaking, gives rise to benefits for the group that are, in substance, no different than those that would arise were that entity a subsidiary or subsidiary undertaking, that entity is classified as a quasi-subsidiary. In determining whether the group has the ability to enjoy the benefits arising from such entities' net assets, regard is given as to which party is exposed to the risks inherent in the benefits and which party, in practice, carries substantially all the risks and rewards of ownership. The group currently accounts for its investment in The London Eye Company Limited as a quasi-subsidiary.

Turnover

Passenger ticket and cargo waybill sales, net of discounts, are recorded as current liabilities in the 'sales in advance of carriage' account until recognized as revenue when the transportation service is provided. Commission costs are recognized at the same time as the revenue to which they relate and are charged to cost of sales. Unused tickets are recognized as revenue using estimates regarding the timing of recognition based on the terms and conditions of the ticket and historical trends. Other revenue is recognized at the time the service is provided.

Segmental reporting

a Business segments

The directors regard all material group activities as relating to the airline business.

b Geographical segments

i) Turnover by destination: The analysis of turnover by destination is based on the following criteria: Scheduled and non-scheduled services: Turnover from domestic services within the United Kingdom is attributed to the United Kingdom. Turnover from inbound and outbound services between the United Kingdom and overseas points is attributed to the geographical area in which the relevant overseas point lies. Other revenue: Revenue from the sale of package holidays is attributed to the geographical area in which the holiday is taken, while revenue from aircraft maintenance and other miscellaneous services is attributed on the basis of where the customer resides.

ii) Turnover by origin: The analysis of turnover by origin is derived by allocating revenue to the area in which the sale was made. Operating profit resulting from turnover generated in each geographical area according to origin of sale is not disclosed as it is neither practical nor meaningful to allocate the group's operating expenditure on this basis.

iii) Geographical analysis of net assets: The major revenue-earning asset of the group is the aircraft fleet, the majority of which are registered in the United Kingdom. Since the group's aircraft fleets are employed flexibly across its worldwide route network, there is no suitable basis of allocating such assets and related liabilities to geographical segments.

iv) The geographical analysis of turnover and operating profit for associates has not been disclosed as it would be prejudicial to the businesses of the associates.

BRITISH AIRWAYS Plc AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (continued)

1 Accounting policies (continued)

Intangible fixed assets

a Goodwill

Prior to March 31, 1998, goodwill was set off against reserves on the acquisition of a business, including an equity interest in an associated undertaking. Goodwill will be released to the profit and loss account on disposal of the business to which it relates. From April 1, 1998, where the cost of acquisition exceeds the values attributed to such net assets, the resulting goodwill is capitalized and amortized over a period not exceeding 20 years.

b Landing Rights

Landing rights acquired from other airlines are capitalized at cost and amortized over a period not exceeding 20 years.

The carrying value of intangible assets is reviewed for impairment at the end of the first full year following acquisition and in the other periods if events or changes in circumstances indicate the carrying value may not be recoverable.

Tangible fixed assets

Tangible fixed assets are held at cost, subject to the property revaluations carried out at March 31, 1995 which are being retained in accordance with the transitional provisions of FRS 15 'Tangible Fixed Assets'. The group has a policy of not revaluing tangible fixed assets. Depreciation is calculated to write off the cost or valuation, less estimated residual value, on a straight-line basis.

The carrying value of tangible assets are reviewed for impairment when events or changes in circumstances indicate the carrying values may not be recoverable.

a Capitalization of interest on progress payments

Interest attributed to progress payments made on account of aircraft and other significant assets under construction is capitalized and added to the cost of the asset concerned. Interest capitalized in respect of progress payments on those aircraft which subsequently become subject to extendible operating lease arrangements is carried forward and written off over the initial lease period.

b Fleet

i) Cost: All aircraft are stated at cost, net of manufacturers' credits.

ii) Depreciation: Fleet assets owned, or held on finance leases or hire purchase arrangements, are depreciated at rates calculated to write down the cost or valuation to the estimated residual value at the end of their planned operational lives. Cabin interior modifications, including those required for brand changes and re-launches, are depreciated over the lower of five years and the remaining life of the aircraft. Residual values and operational lives are reviewed annually.

c Property and equipment

Freehold properties and certain leasehold properties, professionally valued at March 31, 1995, are included in these financial statements on the basis of that valuation. Subsequent additions are included at cost. Provision is made for the depreciation of all property and equipment, apart from freehold land, based upon expected useful lives or, in the case of leasehold properties, over the duration of the leases, if shorter.

d Leased and hire purchase assets

Where assets are financed through finance leases or hire purchase arrangements, under which substantially all the risks and rewards of ownership are transferred to the group, the assets are treated as if they had been purchased outright. The amount included in the cost of tangible fixed assets represents the aggregate of the capital elements payable during the lease or hire purchase term. The corresponding obligation, reduced by the appropriate proportion of lease or hire purchase payments made, is included in creditors. The amount included in the cost of tangible fixed assets is depreciated on the basis described in the preceding paragraphs and the interest element of lease or hire purchase payments made is included in interest payable in the profit and loss account. Payments under all other lease arrangements, known as operating leases, are charged to the profit and loss account in equal annual amounts over the period of the lease. In respect of aircraft, operating lease arrangements allow the group to terminate the leases after a limited initial period, normally five to seven years, without further material financial obligations. In certain cases the group is entitled to extend the initial lease period on pre-determined terms; such leases are described as extendible operating leases.

Aircraft and engine overhaul expenditure

Aircraft and engine spares acquired on the introduction or expansion of a fleet are carried as tangible fixed assets and generally depreciated in line with the fleet to which they relate. Replacement spares and all other costs relating to the maintenance and overhaul of aircraft and engines are charged to the profit and loss account on consumption and as incurred, respectively.

Stocks

Stocks, including aircraft expendables, are valued at the lower of cost and net realizable value.

BRITISH AIRWAYS Plc AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (continued)

Cash and liquid resources

Cash includes cash in hand and deposits repayable on demand with any qualifying financial institution, less overdrafts from any qualifying financial institution repayable on demand. Liquid resources includes current asset investments held as readily disposable stores of value.

Pension and other postretirement benefits

Retirement benefits are payable through separately funded UK pension schemes with equivalent arrangements for overseas territories. Contributions to pension funds are made on the basis of independent actuarial advice and charged to the profit and loss account so as to spread the cost over the remaining service lives of the employees.

Provision is made based on actuarial advice for postretirement medical benefits of employees in the United States.

Frequent flyer programs

The group operates two principal frequent flyer programs. The Airline scheme, 'Executive Club', allows frequent travelers to accumulate 'BA Miles' mileage credits which entitle them to a choice of various awards, including free travel, and are sold to participating partners to use in promotional activities. The AIRMILES scheme, operated by the company's wholly-owned subsidiary Airmiles Travel Promotions Limited allows companies to purchase miles for use in promotional incentives.

Revenue from the sale of BA Miles and AIRMILES to third parties is recognized when miles are issued to participants. The direct incremental cost of providing free redemption services, including British Airways flights, in exchange for redemption of miles earned by members of the group's Executive Club and AIRMILES schemes is accrued as members of these schemes accumulate mileage. Costs accrued include incremental fuel, catering servicing costs and cost of redemptions on air and non-air partners; these costs are charged to cost of sales.

Deferred tax

Full provision is made for deferred tax on all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more, or a right to pay less, tax in the future have occurred at the balance sheet date. Deferred tax assets are recognized where the directors consider it more likely than not that there will be suitable taxable profits from which the future reversal of underlying timing differences can be deducted. Deferred tax is measured on a non-discounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Provisions

Provisions are made when an obligation exists for a future liability in respect of a past event and where the amount of the obligation can be reliably estimated. Restructuring provisions are made for direct expenditures of a business reorganization where the plans are sufficiently detailed and well advanced, and where appropriate communication to those affected has been undertaken at the balance sheet date.

Foreign currency translation

Foreign currency balances are translated into sterling at the rates ruling at the balance sheet date, except for certain loan repayment installments which are translated at the forward contract rates where installments have been covered forward at the balance sheet date. Aircraft which are financed in US dollars, either by loans, finance leases or hire purchase arrangements, are regarded together with the related assets and liabilities as a separate group of assets and liabilities and accounted for in US dollars. The amounts in US dollars are translated into sterling at rates ruling at the balance sheet date and the net differences arising from the translation of aircraft costs and related US dollar loans are taken to reserves. Exchange differences arising on the translation of net assets of overseas subsidiary undertakings and associated undertakings are taken to reserves. Profits and losses of such undertakings are translated into sterling at average rates of exchange during the year. All other profits or losses arising on translation are dealt with through the profit and loss account.

Derivatives and financial instruments

The group's accounting policy for derivatives is to defer and only recognize in the consolidated profit and loss account gains and losses on hedges of revenues or operating payments as they crystallize.

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

Short-term debtors and creditors are held at fair value and have therefore been excluded from the financial instrument disclosures except note 23 on currency exposures.

BRITISH AIRWAYS Plc AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (continued)
2 Turnover	Year ended March 31
	2003	2002	2001
	(Sterling million)
Traffic revenue
Passenger Revenue
Scheduled	6,545	7,036	7,803
Non-scheduled	45	52	50
	6,590	7,088	7,853
Cargo	484	483	579
	7,074	7,571	8,432
Other revenue (including aircraft maintenance, package holidays and other airline services)	614	769	846
	7,688	8,340	9,278
	===	====	====
3 Geographical analysis of turnover and operating profit/(loss)
(a) Turnover
By area of original sale:	Year ended March 31
	2003	2002	2001
	(Sterling million)
United Kingdom	3,634	4,101	4,632
Continental Europe	1,269	1,301	1,422
Europe	4,903	5,402	6,054
The Americas	1,482	1,549	1,745
Africa, Middle East and Indian sub-continent	733	789	783
Far East and Australasia	570	600	696
	7,688	8,340	9,278
By area of destination:	===	====	====
	Year ended March 31
	2003	2002	2001
	(Sterling million)
United Kingdom	725	863	815
Continental Europe	2,113	2,345	2,573
Europe	2,838	3,208	3,388
The Americas	2,763	2,863	3,450
Africa, Middle East and Indian sub-continent	1,201	1,262	1,304
Far East and Australasia	886	1,007	1,136
	7,688	8,340	9,278
(b) Operating profit/(loss)	===	====	====
By area of destination
	Year ended March 31
	2003	2002	2001
	(Sterling million)
Europe	(117)	(244)	(172)
The Americas	223	144	470
Africa, Middle East and Indian sub-continent	168	91	92
Far East and Australasia	21	(101)	(10)
	295	(110)	380
	===	====	====

It is impractical to separate United Kingdom and Continental Europe operating loss on a meaningful basis since the day to day operations are fully integrated. The operating profit of these services is therefore combined under the heading 'Europe'.

4 Analysis of operating expenditure	Year ended March 31
	2003	2002	2001
	(Sterling million)
Employee costs	2,107	2,409	2,376
Depreciation and amortization	734	770	715
Aircraft operating lease costs	189	199	221
Fuel and oil costs	842	1,028	1,102
Engineering and other aircraft costs	592	673	662
Landing fees and en route charges	576	615	645
Handling charges, catering and other operating costs	961	1,110	1,303
Selling costs	706	824	1,135
Accommodation, ground equipment costs and currency differences	686	822	739
Total operating expenditure	7,393	8,450	8,898
	===	====	====
Total operating expenditure comprises:
Cost of sales	7,263	8,291	8,757
Administrative expenses	130	159	141
	7,393	8,450	8,898
Exceptional operating charges recognized in arriving at operating profit and included in the above:	===	====	====
Impairment of Concorde capitalized engineering modifications and rotable inventory (Note 14)	58	---	---
Concorde stock write down	26	---	---
Early retirement and voluntary severance costs	---	80	---
Exceptional operating charges	84	80	---
	===	====	====

The 2003 exceptional operating charges totaling Sterling 84 million relate to the fleet of seven Concorde aircraft which will be retired in October 2003.

The 2002 exceptional charge of Sterling 80 million relates to restructuring costs under the Future Shape and Size program

The tax effect of the exceptional operating charges is a tax credit of Sterling 25 million (2002: Sterling 24 million).
BRITISH AIRWAYS Plc AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (continued)

5 Operating profit/(loss)
(a) Reconciliation of operating profit/(loss) to net cash inflow from operating activities	Year ended March 31
	2003	2002	2001
	(Sterling million)
Group operating profit/(loss)	295	(110)	380
Depreciation and amortization	734	770	715
Other items not involving the movement of cash	---	---	(1)
Decrease/(increase) in stocks and debtors	238	250	(38)
(Decrease)/increase in creditors	(62)	(89)	204
(Decrease)/increase in provisions for liabilities and charges	(20)	45	(9)
Cash inflow from operating activities	1,185	866	1,251
	====	====	====
(b) Operating income has been determined after charging:	Year ended March 31
	2003	2002	2001
	(Sterling million)
Depreciation of tangible fixed assets
Owned assets	275	341	335
Finance leased aircraft	145	161	132
Hire purchased aircraft	191	210	202
Other leasehold interests	57	50	43
Impairment	58	---	---
	726	762	712
Operating lease costs	====	====	====
Lease rentals - aircraft	162	199	221
- property	146	146	128
Hire of equipment and charter of aircraft and crews	92	147	163
Onerous lease costs	27	---	---
	427	492	512
	====	====	====
	Year ended March 31
	2003	2002	2001
	(Sterling million)
Auditors' remuneration
Group auditors
Audit fees	1,561	1,543	1,544
Other professional fees
United Kingdom
-Other assurance services	377	1,302	2,931
-Taxation	183	302	396
	560	1,604	3,327
Overseas
-Taxation	372	197	518
	2,493	3,344	5,389
	====	====	====

The audit fees payable to Ernst & Young are reviewed by the Audit Committee in the context of other companies for cost effectiveness. The committee also reviews the nature and extent of non-audit services to ensure that independence is maintained.

	Year ended March 31
	2003	2002	2001
	(Sterling million)
Directors' emoluments
Fees	498	407	507
Salary and benefits	1,137	1,122	962
Bonus	---	---	326
	1,635	1,529	1,795
	====	====	====

Included in the amounts above are Sterling 553,000 (2002: Sterling 497,000; 2001: Sterling 751,000) emoluments in respect of the highest paid director.

6 Employee costs and numbers
The average number of persons employed in the group and their aggregate payroll costs were as follows:	Year ended March 31
	2003	2002	2001
	(Number)
United Kingdom	47,162	49,793	50,086
Overseas	9,852	11,667	12,089
	57,014	61,460	62,175
	====	====	====
	(Sterling million)
Wages and salaries	1,472	1,661	1,682
Social security costs	148	169	167
Contributions to pension schemes	149	147	124
	1,769	1,977	1,973
By location:	====	====	====
United Kingdom	1,514	1,708	1,707
Overseas	255	269	266
	1,769	1,977	1,973
	====	====	====

BRITISH AIRWAYS Plc AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (continued)
7 Share of operating profit in associates
	Year ended March 31
	2003	2002	2001
	(Sterling million)
Operating profits less losses	39	22	64
	====	====	====
8 Other income and charges	Year ended March 31
	2003	2002	2001
	(Sterling million)
Income from trade investments	---	1	1
Government compensation ( see note below)	---	22	---
Other	(4)	(2)	---
	(4)	21	1
Other income and charges represented by:	====	====	====
Group	(4)	21	1
	====	====	====
In 2002, British Airways received Government compensation for the closure of US and Israeli airspace following September 11, 2001.

9 Profit on sale of fixed assets and investments (also see Note 19)	Year ended March 31
	2003	2002	2001
	(Sterling million)
Net profit on sale of investment in go	10	98	---
Net profit on sale of investment in France Telecom (Formerly shares held in Equant)	---	23	---
Net loss on sale of investment in Participations Aéronautiques	---	---	(54)
Share of net profit on sale of investment in Amadeus by Iberia	---	---	22
Net profit/(loss) on sale of other fixed assets and investments	50	24	(37)
	60	145	(69)
Profit on sale of fixed assets and investments represented by:	====	====	====
Group	58	142	(96)
Associates	2	3	27
	60	145	(69)
(i) Year ended March 31, 2003	====	====	====

On September 5, 2002 and October 10, 2002, Qantas Airways issued new shares by way of an institutional placement and shareholder placing respectively. British Airways did not take up its allocation which resulted in the dilution of the group's shareholding from 21.4% to 18.9%. The profit on disposal resulting from the deemed disposal was Sterling 10 million.

With effect from November 1, 2002, British Airways sold its 50% shareholding of Accoladia Ltd to Thomas Cook (UK) Ltd. As a result, Thomas Cook (UK) Ltd is the sole shareholder of Accoladia Ltd. The profit on disposal from this sale was Sterling 2.9 million.

	Quantas	Other	Total
	(Sterling million)
Deemed disposal of 2.50% shareholding	10	---	10
Sale proceeds	---	15	15
	10	15	25
(ii) Year ended March 31, 2002	====	====	====

On June 14, 2001, the Group completed the disposal of its 100% holding in Go Fly Ltd ('go') to 3i Plc. In December the Group completed the disposal of its 100% holding in Bedford Associates Inc. The net profit arising from the disposals was as follows:

	Go Fly Ltd	Bedford Associates Inc	Total
	(Sterling million)
Sales proceeds (net of disposal costs)	97	---	97
Net liabilities	1	---	1
Goodwill written back on disposal	---	(9)	(9)
Gain on disposal before tax	98	(9)	89
Disposal of investment in France Telecom			23
			112
(iii) Year ended March 31, 2001			====

In May 2000, the Group disposed of its 85.83 % holding in Participations Aéronautiques S.A., the holding company of Air Liberté S.A. and TAT European Airlines S.A. to Taitbout Antibes B.V. In June, 2000 Iberia disposed of its investment in Amadeus. The net loss arising from these disposals was as follows:

			Total
			(Sterling million)
Sale proceeds (net of disposal costs)			28
Net liabilities of Participations Aéronautiques at March 31, 2000			91
Goodwill written back on disposal			(173)
Loss on disposal			(54)
Loss on disposal after taxation			(54)
Share of net operating profit on disposal of investment in Amadeus by Iberia			22
			(32)
	====
10 Net interest payable	Year ended March 31
	2003	2002	2001
	(Sterling million)
Interest payable
On bank loans	46	60	60
On finance leases	116	119	117
On hire purchase arrangements	108	153	212
On other loans, including interest of Sterling 11 million (2002: Sterling 11 million and 2001: Sterling 11 million) on Convertible Capital Bonds 2005	50	49	35
	320	381	424
Interest capitalized	(10)	(7)	(35)
	310	374	389
Interest receivable	(63)	(50)	(92)
Retranslation charges/(credits) on currency borrowings	8	(46)	(71)
	255	278	226
Net interest payable represented by:	====	====	====
Group	253	271	215
Associates	2	7	11
	255	278	226
	====	====	====

In respect of all loans, including finance lease and hire purchase arrangements repayable in whole or in part after five years, the latest repayment date is December 2032.

Interest costs on progress payments are capitalized at a rate based on LIBOR (London Interbank Offered Rate) plus 0.5% to reflect the average cost of borrowing to the Group unless specific borrowings are used to meet the payments, in which case the actual rate is used.

BRITISH AIRWAYS Plc AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (continued)

11 Tax
(a) Analysis of charge/(credit) for the year	Year ended March 31
	2003	2002	2001
	(Sterling million)
Current tax
UK corporation tax	5	3	8
Less: relief for overseas tax	(5)	(2)	(8)
UK tax	---	1	---
Overseas tax	8	3	7
Advance corporation tax	---	---	(1)
Prior year adjustments	(10)	(3)	(8)
	(2)	1	(2)
Share of tax of associated undertakings	21	(1)	24
	19	---	22
Deferred tax
Accelerated capital allowances	2	(42)	51
Other timing differences	19	(16)	9
Unrelieved losses	8	(13)	(13)
Prior year adjustments	2	---	---
Total deferred tax charge/(credit)	31	(71)	47
	====	====	====
Tax charge/(credit) on profit on ordinary activities	50	(71)	69
	====	====	====
There is no UK tax payable on the operating result for the year (2002: nil; 2001: nil).

(b) Factors affecting the tax charge for the year

The current tax charge/(credit) for the year is less than the profit/(loss) at the standard rate of UK corporation tax (30%). The differences are explained below:
	Year ended March 31
	2003	2002	2001
	(Sterling million)
Profit/(loss) on ordinary activities befiore tax	135	(200)	150
	====	====	====
Profit/(loss) on ordinary activities multiplied by standard rate of UK corporation tax	41	(60)	45
Effects of:
Expenses not deductible for tax purposes	26	29	7
Loss on disposal of Participations Aéronautiques	---	---	16
Profit on disposals not taxable	(21)	(35)	---
Other differences	7	---	---
Timing differences
Depreciation in excess of (less) than capital allowances for the year	(2)	42	(51)
Other differences	(19)	16	(9)
Unrelieved UK losses	(8)	13	13
Lower tax rates on overseas earnings	(2)	(9)	1
Unrelieved overseas and associates' losses	13	8	10
Non-taxable overseas income	(6)	(1)	(1)
Adjustment to tax charge in respect of previous periods' tax provisions released	(10)	(3)	(8)
Advance corporation tax write back	---	---	(1)
Current tax charge for the year	19	---	2
	====	====	====

The total tax charge/(credit) for the year is less than the profit/(loss) at the standard rate of UK corporation tax (30%). The differences are explained below:
	Year ended March 31
	2003	2002	2001
	(Sterling million)
Profit/(loss) on ordinary activities before tax	135	(200)	150
	====	====	====
Profit/(loss) on ordinary activities multiplied by standard rate of UK corporation tax	41	(60)	45
Effects of:
Expenses not deductible for tax purposes	26	29	7
Loss on disposal of Participations Aéronautiques	---	---	16
Profit on disposals not taxable	(21)	(35)	---
Other differences	7	---	---
Lower tax rates on overseas earnings	(2)	(9)	1
Unrelieved overseas and associates' losses	13	8	10
Non-taxable overseas income	(6)	(1)	(1)
Adjustment to tax charge in respect of previous periods tax provisions released	(8)	(3)	(8)
Advance corporation tax write back	---	---	(1)
Total tax charge for the year	50	(71)	69
	====	====	====
(c) Factors that may affect future tax charges

The group has substantial brought forward tax losses in the company and a number of its UK subsidiaries which are available to reduce tax payments on future taxable profits.

No provision has been made for deferred tax on gains arising on the revaluation of fixed assets or where potentially taxable gains have been rolled over into replacement assets since such gains would become taxable only if the assets were sold without it becoming possible to claim further rollover relief.

The total amount unprovided for is approximately Sterling 29 million.

No deferred tax has been provided on the unremitted earnings of overseas subsidiaries and associates because there is no current intention to remit. Additionally, no deferred tax asset has been recognized in respect of overseas tax losses or UK capital losses as the utilization of such losses is uncertain.

BRITISH AIRWAYS Plc AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (continued)

12 Dividends	Year ended March 31
	2003	2002	2001
	(Sterling million)
Interim dividend (2001: 5.10p per share)	---	---	55
Final dividend proposed (2001: 12.80p per share)	---	---	138
	---	---	193
	====	====	====

No dividends were paid in fiscal 2002 in relation to 2001 final dividends paid to Convertible Capital Bond holders who converted their Bonds in June 2001, in accordance with the terms of the Bonds ( 2001: Sterling nil relating to 2000 final dividends).

13 Earnings/(loss)per share	Profit/(loss)			Earnings per share
	2003	2002	2001	2003	2002	2001
	(Sterling million)			(pence)
Profit/(loss) for the year and basic earnings/(loss) per share	72	(142)	67	6.7	(13.2)	6.2
Diluted profit/(loss) for the year and earnings/(loss) per share	72	(142)	67	6.7	(13.2)	6.2
	====	====	====	====	====	====
Weighted average number of shares for basic earnings per share ('000)				1,073,054	1,076,042	1,075,496
Dilutive potential ordinary shares:
Outstanding share options ('000)				---	1,924	9,667
Weighted average number of shares for diluted earnings per share ('000)				1,073,054	1,077,966	1,085,163
				====	====	====

Basic earnings/(loss) per share is calculated on a weighted average number of ordinary shares in issue after deducting for shares held for the purposes of employee share ownership plans including the Long Term Incentive Plan.

BRITISH AIRWAYS Plc AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (continued)
14 Intangible Assets	Goodwill	Landing rights	Total
(Sterling million)
Year ended March 31, 2003
Cost
Balance at April 1	116	40	156
Additions	---	32	32
Disposals	(2)	---	(2)
Balance at March 31	114	72	186

Amortization
Balance at April 1	11	5	16
Charge for the year	6	2	8
Disposals	(2)	---	(2)
Balance at March 31	15	7	22

Net book amount at March 31, 2003	99	65	164
====	====	====
Year ended March 31, 2002
Cost
Balance at April 1	64	28	92
Additions	53	12	65
Other movements	(1)	---	(1)
Balance at March 31	116	40	156

Amortization
Balance at April 1	4	4	8
Charge for the year	7	1	8
Balance at March 31	11	5	16

Net book amount at March 31, 2002	105	35	140
====	====	====
15 Tangible Assets	Fleet	Property	Equipment	Total
(Sterling million)
Year ended March 31, 2003
Cost or valuation
Balance at April 1, 2002	12,307	1,605	1,030	14,942
Exchange movements	(250)	(16)	---	(266)
Additions - net of refund of progress payments (Note 15d)	225	55	40	320
Disposals	(827)	(95)	(37)	(959)
Reclassifications	---	1	(1)	---
Balance at March 31, 2003	11,455	1,550	1,032	14,037

Depreciation
Balance at April 1, 2002	3,635	305	528	4,468
Exchange movements	(80)	(2)	---	(82)
Charge for the year	514	64	90	668
Disposals	(493)	(43)	(26)	(562)
Impairment (Note 15e)	58	---	---	58
Reclassifications	(7)	7	---	---
Balance at March 31, 2003	3,627	331	592	4,550

Net book amount at March 31, 2003	7,828	1,219	440	9,487
====	====	====	===
Year ended March 31, 2002
Cost or valuation
Balance at April 1, 2001	12,453	1,662	954	15,069
Exchange movements	6	1	(1)	6
Additions - net of refund of progress payments (Note 15d)	894	50	77	1,021
Disposals	(1,046)	(62)	(46)	(1,154)
Reclassifications	---	(46)	46	---
Balance at March 31, 2002	12,307	1,605	1,030	14,942

Depreciation
Balance at April 1, 2001	3,692	268	471	4,431
Exchange adjustments	1	---	(1)	---
Charge for the year	597	64	101	762
Disposals	(655)	(27)	(43)	(725)
Balance at March 31, 2002	3,635	305	528	4,468

Net book amount at March 31, 2002	8,672	1,300	502	10,474
====	====	====	===
Analysis at March 31, 2003
Owned	1,851	1,070	379	3,300
Finance leased	2,220	---	---	2,220
Hire purchase arrangements	3,297	---	---	3,297
Progress payments	95	85	61	241
Assets held for resale	38	---	---	38
Assets not in current use	36	---	---	36
Capitalized interest	291	64	---	355
7,828	1,219	440	9,487
====	====	====	===
Analysis at March 31, 2002
Owned	2,090	1,116	430	3,636
Finance leased	2,228	---	---	2,228
Hire purchase arrangements	3,710	---	---	3,710
Progress payments	214	121	71	406
Assets held for resale	34	---	---	34
Assets not in current use	88	8	---	96
Capitalized interest	308	55	1	364
8,672	1,300	502	10,474
====	====	====	===

BRITISH AIRWAYS Plc AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (continued)

March 31
15 Tangible Assets (Continued)	2003	2002
(Sterling million)
The net book amount of property comprises:

Freehold	270	290
Long leasehold	407	420
Short leasehold	542	590
1,219	1,300
====	====

(a) The amounts shown under "fleet" above include the following amounts for aircraft acquired under finance lease obligations and hire Assets acquired under finance lease and hire purchase arrangements:

March 31
2003	2002
(Sterling million)
Cost	7,859	8,547
Less: accumulated depreciation	(2,079)	(2,277)
Net book amount	5,780	6,270
====	====
(b) Revalued fleet and properties are included in the financial statements at the following amounts:
March 31
2003	2002
Valuation/ cost	Depreciation	Net book amount	Valuation/ cost	Depreciation	Net book amount
(Sterling million)
Fleet
Valuation	---	---	---	73	71	2
Subsequent additions at cost	---	---	---	14	14	---
---	---	---	87	85	2
Property
Valuation	463	81	382	494	72	422
Subsequent additions at cost	61	19	42	82	19	63
524	100	424	576	91	485
524	100	424	663	176	487
====	====	====	====	====	====
If these assets had not been revalued they would have been included at the following amounts:

March 31
2003	2002
Valuation/ cost	Depreciation	Net book amount	Valuation/ cost	Depreciation	Net book amount
(Sterling million)
209	56	153	346	144	202
====	====	====	====	====	====
Included in fleet assets at March 31, 2003 are assets with a cost of Sterling 1.8 billion (2002; Sterling 1.8 billion) held as security for the group's bank and other loans.

BRITISH AIRWAYS Plc AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (continued)

15 Tangible Assets (continued)

(c) Revaluation

All freehold properties of the group, and certain leasehold properties, where leases give long-term security of tenure and rights to development, disposal and sub-letting, were revalued at open market value for existing use at March 31, 1995.

(d) Depreciation

Fleets are generally depreciated over periods ranging from 15 to 25 years after making allowance for estimated residual values. Effective depreciation rates resulting from this method are shown in the following table:

		Year ended March 31
		2003	2002	2001
		(Sterling million)
Boeing 747-200, 747-400 and 777-200		3.7	3.7	3.8
Boeing 767-300, 757-200		4.7	4.6	4.5
Airbus A320 and A319 and Boeing 737-400		4.9	4.9	4.9
Embrear RJ145,British Aerospace 146 and, in 2002 and 2001, Avro RJ100		4.5	4.5	4.5

Property, apart from freehold land, is depreciated over its expected useful life subject to a maximum of 50 years. Equipment is depreciated over periods ranging from 3 to 25 years, according to the type of equipment.

(e) Analysis of tangible asset additions	Year ended March 31
	2003
	Fleet	Property	Equipment	Total
	(Sterling million)
Cash paid	237	22	34	293
Acquisitions under loans, finance leases and hire purchase arrangements	162	43	---	205
Acquisition of subsidiary undertakings
Capitalized interest	1	9	---	10
Accrual movements	35	1	6	42
	435	75	40	550
Refund of progress payments	(210)	(20)	---	(230)
	225	55	40	320
	====	====	====	====
	Year ended March 31
	2002
	Fleet	Property	Equipment	Total
	(Sterling million)
Cash paid	647	30	68	745
Acquisitions under loans, finance leases and hire purchase arrangements	500	12	---	512
Acquisition of subsidiary undertakings	155	4	2	161
Capitalized interest	5	2	---	7
Accrual movements	(5)	2	7	4
	1,302	50	77	1,429
Refund of progress payments	(408)	---	---	(408)
	894	50	77	1,021
	====	====	====	====
	Year ended March 31
	2001
	Fleet	Property	Equipment	Total
	(Sterling million)
Cash paid	915	74	125	1,114
Acquisitions under loans, finance leases and hire purchase arrangements	637	26	---	663
Capitalized interest	22	13	---	35
Accrual movements	(9)	(19)	---	(28)
	1,565	94	125	1,784
Refund of progress payments	(373)	---	---	(373)
	1,192	94	125	1,411
	====	====	====	====

(f) Impairment

On April 10, 2003, the group announced its intention to retire the fleet of seven Concorde aircraft with effect from the end of October 2003.

The Sterling 58 million impairment charge relates to the impairment of capitalized engineering modifications and rotable inventory.

BRITISH AIRWAYS Plc AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (continued)

16 Capital expenditure commitments

Capital expenditure authorized and contracted for but not provided in the financial statements amounts to Sterling 482 million (2002: Sterling 749 million).

The outstanding commitments include Sterling 456 million which relates to the acquisition of Airbus A320 family of aircraft scheduled for delivery over the next three years. It is intended that these aircraft will be financed partially by cash holdings and internal cash flow and partially through external financing, including committed facilities arranged prior to delivery.

At March 31, 2003 British Airways had undrawn committed aircraft financing facilities of $148 million (expires December 31, 2003), a further $393 million facility (expires November 19, 2013) and a committed short-term unsecured revolving credit facility of $100 million (expires June, 2004) together with unused overdraft facilities of Sterling 55 million and an undrawn uncommitted money market line of Sterling 25 million.

17 Operating lease commitments
(a) The aggregate payments, for which there are commitments under operating leases as at the end of the year, fall due as follows:

	Fleet	Property and equipment	Total
	(Sterling million)
Within one year	151	70	221
Between one and two years	116	41	157
Between two and three years	91	37	128
Between three and four years	71	37	108
Between four and five years	55	36	91
Over five years (property and equipment, ranging up to the year 2145)	72	1,491	1,563
	556	1,712	2,268
	====	====	====
(b) Amounts payable within one year relate to commitments expiring as follows:

	Fleet	Property and equipment	Total
	(Sterling million)
Within one year	25	31	56
Between one and two years	22	4	26
Between two and three years	23		23
Between three and four years	17	1	18
Between four and five years	28		28
Over five years	36	34	70
	151	70	221
	====	====	====

Property and equipment commitments above relate largely to property leases.

BRITISH AIRWAYS Plc AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (continued)

18 Investments
(a) Associated undertakings				Equity	Total
				(Sterling million)
Year ended March 31, 2003
Balance at April 1, 2002				425	425
Exchange movements				17	17
Additions				13	13
Goodwill on amortization				(1)	(1)
Share of attributable results				(4)	(4)
Share of movements on other reserves				42	42
Disposals				(31)	(31)
Balance at March 31, 2003				461	461
				====	====
Year ended March 31, 2002
Balance at April 1, 2001				381	381
Exchange movements				26	26
Additions				22	22
Goodwill on amortization				(1)	(1)
Share of attributable results				(1)	(1)
Share of movements on other reserves				31	31
Disposals				(33)	(33)
Balance at March 31, 2002				425	425
				====	====
				March 31
				2003	2002
				(Sterling million)
Equity comprises:
Cost of shares				370	385
Goodwill (less amortization)				17	23
Goodwill set off				(61)	(69)
Share of post-acquisition gains and losses				64	68
Share of movements on other reserves				71	18
				461	425
				====	====
(b) Trade investments:	Cost		Provisions
	Shares	Loans	Shares	Loans	Total
	(Sterling million)
Year ended March 31, 2003
Balance at April 1, 2002	25	20	(5)	(1)	39
Additions	4	1	---	---	5
Disposal	---	---	(11)	(1)	(12)
Balance at March 31, 2003	29	21	(16)	(2)	32
	====	====	====	====	====
Year ended March 31, 2002
Balance at April 1, 2001	18	5	(2)	(1)	20
Additions	7	15	---	---	22
Disposal	---	---	(3)	---	(3)
Balance at March 31, 2002	25	20	(5)	(1)	39
	====	====	====	====	====

In completing the sale of its wholly owned subsidiary, World Network Services Ltd, to a holding company partly owned by British Airways and Warburg Pincus, British Airways has invested Sterling 4.1 million in the venture to give a 16.8% stake.

(c) Investment in own shares				March 31
				2003	2002
				(Sterling million)
Investment in own shares				31	25
				====	====

Investment in own shares consists of shares held by British Airways Plc Employee Benefits Trustees (Jersey) Limited, a wholly owned subsidiary for the purposes of the employee share ownership plans including the Long Term Incentive Plan. At March 31, 2003, the Group held 12,900,000 shares for the Long Term Incentive Plan and other employee share schemes (2002:6,650,000 shares). The purchase of shares was financed by British Airways granting a loan to British Airways Plc Employee Benefits Trustees (Jersey) Limited.

BRITISH AIRWAYS Plc AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (continued)
18 Investments (continued)
(d) Net book value of total investments			March 31, 2003
	Associated Companies	Trade Investments	Investment in own shares	Total
(Sterling million)
Listed	453	1	31	485
Unlisted	8	31	---	39
	461	32	31	524
	=====	=====	=====	=====
March 31, 2003
	Associated Companies	Trade Investments	Investment in own shares	Total
(Sterling million)
Listed	408	1	25	434
Unlisted	17	38	---	55
	425	39	25	489
	=====	=====	=====	=====
(e) Market value of listed investments			March 31
			2003	2002
			(Sterling million)
Associated undertakings			454	647
Trade investments			4	3
Investment in own shares			13	16

19 Disposal of Associates

September 5, 2002 and October 10, 2002, Qantas Airways issued new shares by way of an institutional placement and shareholder placing, respectively. British Airways did not take up its allocation which resulted in the dilution of the group's shareholding from 21.4% to 18.9%. The profit on disposal resulting from the deemed disposal was Sterling 10 million.

With effect from November 1, 2002, British Airways sold its 50% shareholding of Accoladia Ltd to Thomas Cook (UK) Ltd. As a result, Thomas Cook (UK) Ltd is the sole shareholder of Accoladia Ltd. The profit on disposal from this sale was Sterling 2.9 million.

20 Quasi- Subsidiary
Summarized financial information of the London Eye Company Limited, prepared in accordance with British Airways' accounting policies, is set out below.
		March 31
		2003	2002	2001
		(Sterling million)
Profit and Loss account

Turnover		38	33	29

Operating profit		13	10	5

Loss before tax and loss for the period		(11)	(11)	(12)

Balance Sheet

Fixed assets		76	74

Current assets		9	12
Creditors: Amounts falling due within one year		(15)	(13)

Net current liabilities		(6)	(1)

Total assets less current liabilities		70	73
Creditors: Amounts falling due after more than one year		(109)	(99)
Capital and reserves deficit		(39)	(26)
Cash Flow Statement		=====	=====

Cash inflow from operating activities		24	15	13
Returns on investments and servicing of finance		(5)	(1)	(2)
Capital expenditure and financial investment		(8)	(4)	(6)
Net cash inflow before management of liquid resources and financing		11	10	5
Financing		(15)	(7)	---
		=====	=====	=====
(Decrease)/ increase in cash		(4)	3	5

There are no recognized gains and losses other than the loss for the period. The loss for the period includes interest payable to British Airways of Sterling 24 million (2002: Sterling 19million, 2001: Sterling 15 million)

BRITISH AIRWAYS Plc AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (continued)

21 Investment in associates

Summarized financial information		March 31
		2003	2002	2001
		(Sterling million)
Turnover		1,938	1,593	1,223

Profit before tax for the year		40	19	56

Share of fixed assets		1,068	941
Share of current assets		544	589
Share of assets		1,612	1,530

Liabilities due within one year		(513)	(519)
Liabilities due after more than one year		(655)	(609)
Share of liabilities		(1,168)	(1,128)

Share of net assets at associated companies' year-end accounting dates		444	402

Goodwill on acquisition (less amortization)		17	23
Investment in Opodo Limited
Total Group investment in associated undertakings at March 31		461	425
		=====	=====

The sterling equivalents for the statements of operations of Qantas Airways Limited have been translated at the average exchange rates for the six months ended June 30 and six months ended December 31. The sterling equivalents for the results of Iberia have been translated using the average rate for the twelve months ended December 31. Balance sheets for all associates have been translated at the closing rates ruling at March 31.

The only associate which accounts for more than 25% of any of the gross assets, gross liabilities, turnover or operating results (on a three-year average) of the group is Qantas. For the year ended December 31, 2002, the Group's share of Qantas' results was turnover of Sterling 834 million (2001: Sterling 942 million; 2000: Sterling 927 million), profit before tax of Sterling 66 million (2001: Sterling 27 million: 2000: Sterling 27 million), taxation of Sterling 21 million (2001: Sterling 6 million: 2000 Sterling 24 million) and profit after tax of Sterling 45 million (2001: Sterling 21 million; 2000: Sterling 37 million).

As at December 31, 2002, the group's share of Qantas' fixed assets was Sterling 959 million (2001: Sterling 945 million), current assets was Sterling 293 million (2001: Sterling 279 million), liabilities due within one year Sterling 382 million (2001: Sterling 407 million) and liabilities due after one year or more Sterling 521 million (2001: Sterling 511 million).

ASSOCIATED UNDERTAKINGS		Percentage of equity owned	Principal activities	Country of incorporation and principal operations
Qantas Airways Ltd		18.9	Airline operations	Australia
Iberia, Lineas Aéreas de España, S.A. ('Iberia')		9.0	Airline operations	Spain
Comair Ltd		18.3	Airline operations	South Africa
Opodo Ltd		22.9	Internet travel agency	England

BRITISH AIRWAYS Plc AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (continued)

22 Stocks					March 31
					2003	2003
					(Sterling million)
Expendables and consumables					87	109
					===	===
The replacement cost of stocks is considered not to be materially different from their balance sheet values.

23 Currency exposures

Net assets/(liabilities) at March 31, 2003

Functional Currency	Net foreign currency assets/(liabilities)
	Sterling	US Dollar	Euro	Japanese Yen	Other	Total
	(Sterling million)
March 31, 2003
Sterling	---	167	46	(847)	137	(497)
Euro	---	(28)	---	---	---	(28)
	---	139	46	(847)	137	(525)
	====	====	====	====	===	===
March 31, 2002
Sterling	---	323	17	(885)	208	(337)
Euro	1	(45)	---	---	---	(44)
	1	278	17	(885)	208	(381)
	====	====	====	====	===	===

The tables above show the monetary assets and liabilities of the Group that are not denominated in the functional (or operating) currency of the operating unit involved other than certain non-sterling borrowings treated as hedges of aircraft accounted for as foreign currency assets, and of net investments in overseas subsidiaries. Amounts also take into account the effect of derivatives entered into to manage these currency exposures.

BRITISH AIRWAYS Plc AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (continued)
24 Debtors				March 31
				2003	2002
				(Sterling million)
Trade debtors				625	812
Less: provisions ....				28	40
				597	772
Amounts owed by associated undertakings				38	43
Other debtors				64	73
Prepayments and accrued income				287	343
				986	1,231
				=====	=====
Amounts due after more than one year included above are not significant.

25 Cash
(a) Reconciliation of net cash flow to movement in net debt			March 31
			2003	2002	2001
			(Sterling million)
Increase/(decrease) in cash during the year			158	(4)	(30)
Net cash outflow from decrease in debt and lease financing			784	217	524
Cash outflow/(inflow) from liquid resources			289	301	(159)
Changes in net debt resulting from cash flows			1,231	514	335
New loans and finance leases taken out and hire purchase arrangements made			(221)	(512)	(663)
Assumed from subsidiary undertakings acquired during the year			---	(117)	---
Conversion of Convertible Capital Bonds 2005			---	1	---
Divested from subsidiary undertakings sold during the year			---	---	69
Exchange movements			135	43	(48)
Movement in net debt during the year			1,145	(71)	(307)
Net debt at April 1			(6,294)	(6,223)	(5,916)
Net debt at March 31			(5,149)	(6,294)	(6,223)
			=====	=====	=====
(b) Analysis of net debt	Balance at April 1	Cash flow	Other non- cash	Exchange	Balance at March 31
	(Sterling million)
Year ended March 31, 2003
Cash	64	158	---	---	222
Short-term loans and deposits	1,155	289	---	(14)	1,430
Bank and other loans	(1,545)	176	---	37	(1,332)
Finance leases and hire purchase arrangements.	(5,856)	608	(221)	112	(5,357)
Convertible Capital Bonds 2005	(112)	---	---	---	(112)
	(6,294)	1,231	(221)	135	(5,149)
Year ended March 31, 2002	=====	====	=====	=====	=====
Cash	71	(7)	---	---	64
Overdrafts	(3)	3	---	---	---
	68	(4)	---	---	64
Short-term loans and deposits	865	301	---	(11)	1,155
Bank and other loans	(1,041)	(438)	(64)	(2)	(1,545)
Finance leases and hire purchase arrangements.	(6,002)	655	(565)	56	(5,856)
Convertible Capital Bonds 2005	(113)	---	1	---	(112)
	(6,223)	514	(628)	43	(6,294)
Year ended March 31, 2001	=====	====	=====	=====	=====
Cash	103	(32)	---	---	71
Overdrafts	(5)	2	---	---	(3)
	98	(30)	---	---	68
Short-term loans and deposits	1,043	(159)	---	(19)	865
Bank and other loans	(1,043)	14	23	(35)	(1,041)
Finance leases and hire purchase arrangements.	(5,901)	510	(617)	6	(6,002)
Convertible Capital Bonds 2005	(113)	---	---	---	(113)
	(5,916)	335	(594)	(48)	(6,223)
	=====	====	=====	=====	=====
(c) Analysis of short-term loans and deposits by currency				March 31
				2003	2002
				(Sterling million)
Sterling				1,104	847
US Dollars				144	143
Other				182	165
				1,430	1,155
				=====	=====
Surplus cash is deposited for the short-term for periods typically with maturity of less than six months.

BRITISH AIRWAYS Plc AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (continued)

26 Creditors: amounts falling due within one year				March 31
				2003	2002
				(Sterling million)
Loans, finance leases and hire purchase arrangements
Bank and other loans				57	62
Finance leases				124	208
Hire purchase arrangements				362	409
				543	679
Trade creditors				982	1,091
Unredeemed frequent flyer liabilities				117	111
Amounts owed to associated undertakings				27	25
Other creditors
Other creditors				299	409
Corporate taxation				19	29
Other taxation and social security				41	40
				359	478
Accruals and deferred income
Sales in advance of carriage				783	716
Accruals and deferred income				93	101
				876	817
				2,904	3,201
				=====	=====

BRITISH AIRWAYS Plc AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (continued)
27 Borrowings and other creditors: amounts falling due after more than one year
					March 31
					2003	2002
					(Sterling million)
Loans, finance leases and hire purchase arrangements
Bank and other loans					1,275	1,483
Finance leases					2,430	2,404
Hire purchase arrangements					2,441	2,835
					6,146	6,722
Other creditors					23	27
Accruals and deferred income					272	236
					6,441	6,985
					=====	=====
28 Loans, Finance Lease Obligations and Hire Purchase Arrangements
			March 31
			2003	2002	2003	2002
			(Currency millions)		(Sterling million)
Loans
Bank
US Dollar			$612	$527	387	370
Sterling			Sterling 604	Sterling 807	604	807
					991	1,177
Euro-sterling notes
Sterling			Sterling 337	Sterling 346	337	346
Other
Sterling			Sterling 4	Sterling 22	4	22
Finance leases
US Dollar			$1,122	$929	710	651
Sterling			Sterling 1,844	Sterling 1,961	1,844	1,961
					2,554	2,612
Hire purchase arrangements
Japanese Yen			Yen 189,427	Yen 200,816	1,010	1,064
US Dollar			$527	$728	333	512
Sterling			Sterling 1,460	Sterling 1,668	1,460	1,668
					2,803	3,244
					6,689	7,401
					=====	=====

Bank and other loans are repayable up to the year 2016. In addition to finance leases and hire purchase arrangements, bank and other loans of the Group amounting to US$602 million (2002: US$517 million), and Sterling 362 million (2002: Sterling 502 million) and bank loans of the company amounting to US$493 million (2002: US$517 million) and Sterling 264 million (2002: Sterling 289 million) are secured on aircraft.

Analysis by type of borrowing:
	Fixed rate borrowings			Floating rate borrowing	2003
	Weighted average years	Weighted average rate (%)	(Sterling million)	(Sterling million)	Total (Sterling million)
Sterling	12.9	6.89	1,424	2,825	4,249
US Dollar	12.4	5.37	417	1,013	1,430
Japanese Yen	5.6	1.45	1,010	---	1,010
Total 2003	10.3	4.74	2,851	3,838	6,689
	=====	=====	=====	=====	=====
Analysis by type of borrowing:
	Fixed rate borrowings			Floating rate borrowing	2003
	Weighted average years	Weighted average rate (%)	(Sterling million)	(Sterling million)	Total (Sterling million)
Sterling	13.6	6.77	1,518	3,284	4,802
US Dollar	13.0	7.00	252	1,282	1,534
Japanese Yen	6.2	1.48	1,065	---	1,065
Total 2002	10.8	4.80	2,835	4,566	7,401
	=====	=====	=====	=====	=====

The borrowings are stated after taking into account the various interest rate swaps entered into by the Group.

Floating rates of interest are based on LIBOR (London Interbank Offered Rate) or EURIBOR (Euro Interbank Offered Rate).

The interest rate profiles of the Convertible Capital Bonds and the Euro perpetual preferred securities are disclosed separately in Note 30.

BRITISH AIRWAYS Plc AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (continued)

28 Loans, Finance Lease Obligations and Hire Purchase Arrangements (continued)
Loans, the capital elements of finance lease obligations and hire purchase arrangements are repayable as follows:

	March 31
					2003	2002
	Bank loans	Other loans	Finance leases	High purchase arrangements	Total	Total
		(Sterling million)
Within one year	56	1	124	362	543	679
Between one and two years	156	---	138	347	641	562
Between two and three years	60	---	149	364	573	753
Between three and four years	84	---	160	323	567	592
Between four and five years	82	---	128	323	533	573
Over five years	553	340	1,855	1,084	3,832	4,242
	991	341	2,554	2,803	6,689	7,401
	===	=====	=====	=====	=====	=====
Of which:					March 31
					2003	2002
					(Sterling million)
Bank loans
Repayable wholly within five years					438	277
Repayable in whole or in part after five years					553	900
Other loans, finance lease obligations and hire purchase arrangements
Repayable wholly within five years					2,419	1,243
Repayable in whole or in part after five years					3,279	4,981
					6,689	7,401
					=====	=====

Future minimum lease payments under finance lease obligations and hire purchase arrangements as at March 31, 2003 together with the present value of the net minimum lease and hire purchase payments were:

						(Sterling million)
Within one year						742
Between one and two years						709
Between two and three years						706
Between three and four years						641
Between four and five years						582
Over five years						3,523
Total net minimum lease and hire purchase payments						6,903
Less: amount representing interest						1,546
Present value of net minimum lease and hire purchase payments						5,357
						====

BRITISH AIRWAYS Plc AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (continued)

29 Analysis of Changes in Borrowings During the Year

	Year ended March 31, 2003			Year ended March 31, 2002			Year ended March 31, 2001
	Bank and other loans	Finance leases and high purchase arrangements	Total	Bank and other loans	Finance leases and high purchase arrangements	Total	Bank and other loans	Finance leases and high purchase arrangements	Total
	(Sterling million)
Balance at April 1	1,545	5,856	7,401	1,041	6,002	7,043	1,043	5,901	6,944
New loans raised	13	---	13	495	---	495	214	---	214
Assumed from subsidiary undertakings acquired during the year	---	---	---	64	53	117	---	---	---
Divested from subsidiary undertakings sold during the year	---	---	---	---	---	---	(23)	(46)	(69)

Loans, finance leases and hire purchase agreements undertaken to finance acquisition of aircraft and other assets	---	221	221	---	512	512	---	663	663
Repayment of amounts borrowed	(189)	(608)	(797)	(57)	(655)	(712)	(228)	(510)	(738)
Exchange movement	(37)	(112)	(149)	2	(56)	(54)	35	(6)	29
Balance at March 31, 2003	1,332	5,357	6,689	1,545	5,856	7,401	1,041	6,002	7,043
	===	===	===	===	=====	===	===	=====	===
30 Convertible Capital Bonds 2005
								March 31
								2003	2002
								(Sterling million)
Convertible Capital Bonds 2005								112	112
								=====	===

The terms of the 9.75% Convertible Capital Bonds allow the holders to convert into British Airways ordinary shares during the period June 1993 to June 2005 on the basis of one ordinary share for every 2.34 (adjusted for the effect of the 1993 rights issue) Bonds held. On June 17, 2002, 24,000 ordinary shares were issued in exchange for 57,000 Bonds (June 15, 2001, 61,000 ordinary shares were issued in exchange for 143,000 Bonds). The terms also provide that on maturity in 2005, the company may require remaining bondholders to convert their Bonds into ordinary shares in the company which would be sold on their behalf. If the proceeds of such a sale are less than the issue price of the Bonds, the company has to fund any deficit from its own resources. Full conversion of the remaining Bonds would require the issue of 48,050,000 ordinary shares.

The mid-market closing prices of the Bonds and the ordinary shares at March 31, 2003 as quoted in the UK Financial Services Authority Daily Official List were 99.0p and 104.0p each, respectively.

BRITISH AIRWAYS Plc AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (continued)

31 Provision for deferred taxation
Deferred taxation has been provided at 30% (2002: 30%).
		March 31
		2003	2002	2001
		(Sterling million)
Accelerated capital allowances less unrelieved losses		1,259	1,290	1,311
Other timing differences		18	(16)	3
Tax losses carried forward		(215)	(243)	(220)
		1,062	1,031	1,094
		======	======	======
Movement in provision:		March 31
		2003	2002	2001
		(Sterling million)
Balance at April 1		1,031	1,094	1,047
Acquisitions during the year		---	8	---
Deferred tax charge/ (credit) in profit and loss (note 11)		31	(71)	47
Balance at March 31		1,062	1,031	1,094
		======	======	======
32 Provisions for liabilities and charges
	Transfers balance at April 1	from profit and loss account	Provisions utilized	Balance at March 31
	(Sterling million)
Year ended March 31, 2003
Pensions and similar obligations	12	5	---	17
Postretirement medical benefits	31	2	---	33
Restructuring	83	---	(53)	30
Onerous lease contracts	---	27	---	27
	126	34	(53)	107
	======	======	======	======
Year ended March 31, 2002
Pensions and similar obligations	14	---	(2)	12
Postretirement medical benefits	29	3	(1)	31
Restructuring	27	80	(24)	83
	70	83	(27)	126
	======	======	======	======
Year ended March 31, 2001
Pensions and similar obligations	10	5	(1)	14
Postretirement medical benefits	24	4	1	29
Restructuring	47	40	(60)	27
	81	49	(60)	70
	======	======	======	======

The restructuring provision at March 31, 2003 relates to early retirement and voluntary severance costs associated with the group's Future Size and Shape program and covers both pension augmentation costs relating to individuals who have left the group during the year ended March 31, 2003 and committed early retirement and voluntary severance costs to be paid during the next financial year.

The onerous lease provision arises from the sub-lease of 12 Jetstream 41 aircraft to Eastern Airways.

BRITISH AIRWAYS Plc AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (continued)

33 Employee Share Schemes

British Airways has adopted a number of employee share schemes in the United Kingdom. These include the British Airways Related Share Option Scheme 1996, Savings-Related Share Option Scheme 1996, Executive Share Option Schemes and the British Airways Long Term Incentive Plan 1996. British Airways has also adopted an Employee Share Purchase Plan for its non-executive US employees and an Executive Share Option Plan for its executive US employees.

British Airways Savings- Related Share Option Scheme 1996

All full-time Executive Directors and all employees (full-time or part-time) who have worked for the Company or a participating company for a qualifying period as determined by the Directors (but not to exceed five years) and any other employees nominated by the Directors are eligible to participate in the Savings-Related Scheme.

Employees granted an option under the Savings-Related Scheme must enter into a savings contract with a designated savings carrier under which they make monthly savings for a period of three years or, if the Directors determine, any other period permitted under the relevant legislation. The monthly savings must not exceed the limit imposed by the relevant legislation (currently Sterling 250 per month). A bonus equivalent to three times the monthly savings will be payable after three years. An option is granted to the employee which is normally exercisable within six months after the bonus is payable under the savings contract using the amount saved plus the bonus.

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

Options are normally exercisable for a six month period following the bonus date under the relevant savings contract. If the option is not exercised within this six month period, the option will lapse. Options may also, however, be exercised early in certain circumstances, for example on the option holder ceasing to be an employee due to death, injury, disability, redundancy, retirement or following change of control of the employing company and in the event of a takeover or winding-up of the Company. Exercise is also allowed, where the employee leaves and the option has been held for more than three years. If any option is exercised early, the option holder may only use the savings made under the savings contract (together with any interest) at that time to exercise the option.

British Airways Executive Share Option Scheme 1987

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

Options were granted at an option price which is not less than the greater of the market value of the shares and the nominal value thereof. Market value means on any day the average of the middle market quotation derived from the Daily Official List of the UK Financial Services Authority for the three preceding business days. Grants were made within 42 days of the preliminary announcement of the Company's final results and/or the preliminary announcement of the company's half-yearly results in respect of any financial period.

Options are exercisable between the third and tenth anniversary of the date of grant, conditional on the executive remaining in employment.

British Airways Share Option Plan 1999

The British Airways Share Option Plan 1999 was approved at the Annual General Meeting on July 31, 1999 and has operated each year since August 1999 as the incentive plan for executives.

The plan is intended to operate mainly for mainly senior managers. An individual's participation is limited so that the aggregate exercise price of options granted will not exceed the individual's basic salary in any one year.

Options are granted at an option price which is not less than the market value of the shares on the date of grant and, where the shares are to be subscribed, their nominal value (if greater). Market value means any day the average of the middle market quotation derived from the Daily Official List of the Financial Services Authority for the three proceeding business days.

Grants are made within 42 days of the preliminary announcement of the Company's final results and/or the preliminary announcement of the Company's half-yearly results in respect of any financial period.

Options are exercisable between the third and tenth anniversary date of the grant, subject to a performance condition.

The performance condition currently in use requires an increase in the EPS of the Company of at least 4 per cent per annum more than the increase in the retail price index during any period of three consecutive financial years within the life of the grant. EPS is calculated as set out in Statement of Investment Practice No.1 of the Institute of Investment Management and Research as this is a recognized market method in the market. For options granted in 2000 and subsequent years, a threshold of 20.8 pence has been imposed as the minimum base year EPS before any such increase could qualify towards meeting the performance criteria. The threshold has been adjusted to reflect the adoption of FRS 19 'Deferred Tax' which has the effect on a like for like basis of reducing the figure of 20.8 pence to 17.3 pence.

The scheme also provides for early exercise under certain circumstances where a executive leaves BA prior to the vesting date.

British Airways Long Term Incentive Plan 1996

The British Airways Long Term Incentive Plan 1996 ('LTIP') was approved at the annual general meeting on July 16, 1996. The plan was open to all executive directors and other employees (as designated by the directors) who were not within two years of compulsory retirement. Individual participation is linked to seniority and is limited to 75% of salary.

Grants were made in 1996, 1997 and 1998. As a result of the introduction of the British Airways Share Option Plan 1999, grants made in 1999 and subsequent years are restricted to executive directors and the most senior group of executives.

An individual is granted an award which vests at the end of a performance period. In relation to awards made under the Incentive Plan in 1996 through to 2001, achievement against the performance condition is tested for a one third tranche of each award on the third, fourth and fifth anniversary of the start of the financial year in which the award was made. In relation to awards made under the Incentive Plan from 2002, there is only one performance period, which ends on the third anniversary date of the award.

On vesting of an award, the executive will be entitled to be granted options to acquire some or all of the shares awarded depending on the extent to which the performance conditions have been satisfied. Options granted will be exercisable immediately for seven years. No consideration is payable on the exercise of the options.

The performance condition applicable to Incentive Plan is based on total shareholder return over that relevant performance period ('TSR').

TSR is measured by reference to the movement in the price of a share and the value of gross dividends paid in respect of the Company's Ordinary Shares.

In relation to grants made in 1996, 1997 and 1998, in order for an award to vest in full, the TSR in respect of an Ordinary Share of the Company over the performance period must be such as to place it at or above the 75th percentile when compared with the TRS for each of the companies in the FTSE 100 over the same period. Where the TSR for the Company over the performance period is between the 40th and 75th percentiles, the number of shares over which an option will be granted will be determined pro rata on a straight line basis. Where the TSR for the Company over the performance period is at or below the 40th percentile, no shares will be acquired.

In relation to grants made in 1999 and subsequent years, in order for an award to vest in full the TSR in respect of an Ordinary Share of the Company over the performance period must be such as to place it at or above the 90th percentile when compared with the TSR for the each of the FTSE-100 companies over the same period. Where the TSR for the Company over the performance period is between the 50th and 90th percentiles, the number of shares over which an option will be granted will be calculated in accordance with a pre-determined formula.

Under the schemes not more than 10% in the aggregate of the issued share capital of British Airways may be subscribed or issued pursuant to options granted under such schemes and any other employee share schemes of the Group in any period of ten years.

The following information is presented in compliance with the requirements of Financial Accounting Standards Board ("FASB") Statement No. 123 'Accounting for Stock-based Compensation' (SFAS 123).

BRITISH AIRWAYS Plc AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (continued)

33 Employee Share Schemes (continued)
Share option transactions for all the schemes are summarized as follows:
	Year ended March 31
	2003		2002		2001
	Number of shares	Weighted -average exercise price	Number of shares	Weighted- average exercise price	Number of shares	Weighted- average exercise price
	(Sterling)		(Sterling)		(Sterling)
Outstanding - April 1	43,311,940	2.99	52,778,386	3.20	50,999,319	3.17
Granted	12,484,381	1.81	7,276,843	3.21	6,336,491	3.80
Exercised	(3,323)	2.38	(144,317)	2.75	(882,911)	2.96
Cancelled in year	(7,167,930)	2.99	(16,598,972)	3.76	(3,674,513)	3.81
Outstanding - March 31	48,625,068	2.69	43,311,940	2.99	52,778,386	3.20
	======		======		======
Exercisable - March 31	5,973,694	3.92	2,088,976	3.77	3,366,129	3.87
	======		======		======
Available for grant - March 31	112,761,580		2,086,575		6,308,848
	======		======		======

Options outstanding at March 31, 2003 can be exercised between 2003 and 2012.

The weighted-average fair value of options granted in the year ended March 31, 2003 was Sterling 0.59 and was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield 6%, expected volatility of 57.7%, risk-free interest of 3.75% and expected life of 7 years.

The weighted-average fair value of options granted in the year ended March 31, 2002 was Sterling 1.09 and was estimated using the Black-Scholes option pricing model with the following weighted average assumptions; dividend yield 6%, expected volatility of 59.6%, risk free interest of 4% and expected life of 7 years.

The weighted-average fair value of options granted in the year ended March 31, 2001 was Sterling 1.60 and was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield 6%, expected volatility of 48.8%, risk-free interest of 5.25% and expected life of 7 years.

Summarized information regarding options outstanding at March 31, 2003:

Options outstanding					Options exercisable
Range of exercise prices		Number outstanding	Weighted- average remaining contractual life	Weighted- average exercise price	Number exercizable	Weighted- average exercise price
1.81 - 2.51		30,759,866	1.88	2.15	---	---
2.52 - 3.22		6,780,428	3.04	3.20	218,521	2.93
3.23 - 3.93		5,615,086	3.72	3.79	285,485	3.72
3.94 - 4.65		5,469,688	4.13	3.97	5,469,688	3.97
1.81 - 4.65		48,625,068			5,973,694
=====		=====			=====	=====
34 Non-equity minority interest

The non-equity minority interest represents Euro300 million of 6.75% fixed coupon perpetual preferred securities issued by British Airways Finance (Jersey) L.P in which the general partner is British Airways Holdings Limited, a wholly owned subsidiary of British Airways Plc. The holders of these securities have no rights against group undertakings other than the issuing entity and, to the extent prescribed by the subordinated guarantee, the company. The effect of the securities on the group as a whole, taking into account the subordinate guarantee and other surrounding arrangements, is that the obligations to transfer economic benefits in connection with the securities do not go beyond those that would normally attach to preference shares issued by a UK company.

BRITISH AIRWAYS Plc AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (continued)

35 Pension and other post retirement benefits

British Airways operates two principal funded defined benefit pension schemes in the United Kingdom, the Airways Pension Scheme ("APS") and the New Airways Pension Scheme ("NAPS") both of which are closed to new members. APS has been closed to new members since March 31, 1984 and NAPS closed to new members on March 31, 2003. From April 1, 2003, British Airways commenced a new defined contribution scheme, the British Airways Retirement Plan ("BARP"), of which all new permanent employees over the age of 18 employed by the company and certain subsidiary undertakings in the United Kingdom may become members. The assets of these schemes are held in separate trustee-administered funds. Benefits provided under APS are based on final average pensionable pay and, for the majority of members, are subject to increases in payment in line with the Retail Price Index. Those provided under NAPS are based on final average pensionable pay reduced by an amount (the "abatement") not exceeding one and a half times the Government's lower earnings limit. NAPS benefits are subject to Retail Price Index increases in payment up to a maximum of 5% in any one year.

Most employees engaged outside the United Kingdom are covered by appropriate local arrangements.

Standard employees' contributions range from 5.75% to 8.5% of full pensionable pay in APS, and from 3.75% to 6.5% of full pensionable pay less the abatement in NAPS.

The latest actuarial valuations of APS and NAPS were made as at March 31, 2000 by an independent firm of qualified actuaries, Watson Wyatt Partners, using the attained age method for APS and the projected unit method for NAPS. These valuations showed that no further employers' contributions were required in respect of APS while for 8 times for the period April 1, 2000 to December 31, 2000) was appropriate.

The actuarial valuations of APS and NAPS for March 31, 2003 have commenced and are due to be completed by autumn 2003.

All amounts recognized as costs were either funded or paid directly.

Employer's contributions (calculated as set out above for APS and NAPS), including pension augmentation payments, charged in the financial statements were:

				Group
(Sterling million)				2003	2002	2001
------------------------------------------------------------------------------------------------------------------------------------------------------------------
Airways Pension Scheme				5	---	---
New Airways Pension Scheme				127	127	108
Other pension schemes and provident funds - mainly outside the United Kingdom				29	20	16
------------------------------------------------------------------------------------------------------------------------------------------------------------------
				161	147	124
------------------------------------------------------------------------------------------------------------------------------------------------------------------

At the date of the actuarial valuation, the market values of the assets of APS and NAPS amounted to Sterling 6,687 million and Sterling 3,796 million, respectively. The value of the assets represented 114% (APS) and 93% (NAPS) of the value of the benefits that had accrued to members after allowing for assumed increases in earnings. In the case of APS, the market value of the assets together with future contributions from employees was sufficient to cover both past and future service liabilities. In the case of NAPS, the actuarial value of the assets together with future contributions from employees was sufficient to cover past service liabilities and some future service liabilities. The employer's contribution is intended to make up the balance of future service liabilities. The principal assumptions used in the actuarial valuations were that, over the long term, the annual increase in earnings and (NAPS only) in dividends would be 1.5% higher than annual increases in price inflation. The annual return on investments was assumed to be 0.59% (APS) or 2.75% (NAPS) higher than the onward increase in earnings. Annual pension increases, over the long term, were assumed to be equal to price inflation for APS and 0.25% less than price inflation for NAPS.

Under the projected unit method, the current service cost will increase as the members of the schemes approach retirement.

Employer's contributions in respect of overseas employees have been determined in accordance with best local practice.

FRS 17 DISCLOSURES FOR THE YEAR ENDED MARCH 31, 2003

The group has continued to account for pensions in accordance with SSAP 24. The following additional disclosures are required in accordance with FRS 17 'Retirement benefits'.

%p.a.			APS and NAPS	At March 31, 2003 Other Schemes	APS and NAPS	At March 31, 2002 Other Schemes
------------------------------------------------------------------------------------------------------------------------------------------------------------------
Inflation			2.25	2.5 -4.0	2.50	2.0 - 3.0
Rate of increase in salaries			3.75	1.5 -6.0	4.00	2.5 - 6.0
Rate of increase of pensions in payment			2.25	2.0 - 8.0	2.50	2.0 - 8.0
Rate of increase in deferred pension			2.25	2.5 - 5.5	2.50	2.5 -5.5
Discount rate			5.70	2.0 -8.0	6.00	3.0 - 8.0
------------------------------------------------------------------------------------------------------------------------------------------------------------------
Market values of the schemes' assets at March 31, 2003 were:
	At March 31, 2003			At March 31, 2002
Expected rate of return %p.a.	APS	NAPS	Other Schemes	APS	NAPS	Other Schemes
------------------------------------------------------------------------------------------------------------------------------------------------------------------
Equities	8.5	8.5	6.0 - 9.5	8.2	8.2	6.3 -9.0
Bonds	4.5	4.5	3.0 - 9.0	5.1	5.1	3.3 -10.0
Others	6.4	6.1	2.6 - 5.0	6.4	6.4	1.5 -5.0
------------------------------------------------------------------------------------------------------------------------------------------------------------------
	5.8	7.2	5.0 - 9.0	6.5	7.3	5.3 -10.0
=======================================================
Had the group accounted for pensions in accordance with FRS 17, the defined benefit costs for the year ended March 31, 2003 would be as follows :
						2003
(Sterling million)				APS and NAPS	Other Schemes	Total
------------------------------------------------------------------------------------------------------------------------------------------------------------------
Current service cost				148	5	153
Past service costs				12	1	13
------------------------------------------------------------------------------------------------------------------------------------------------------------------
Total charged to operating profit				160	6	166
Amounts charged to other finance income:
Interest on pension scheme liabilities				525	25	550
Expected return on assets in the pension scheme				(581)	(16)	(597)
------------------------------------------------------------------------------------------------------------------------------------------------------------------
Net charge/(income) to other finance income				(56)	9	(47)
Total profit and loss charge before deduction for tax				104	15	119
=======================================================

If the requirements of FRS 17 had been recognized in the financial statements, the amounts recognized in the group's statement of total recognized gains and losses for the year ended March 31, 2003 would have been:

						2003
(Sterling million)				APS and NAPS	Other Schemes	Total
------------------------------------------------------------------------------------------------------------------------------------------------------------------
Differences between actual and expected returns on assets				1,421	43	1,464
Experience loss on liabilities				370	24	394
Loss on change of assumptions (financial and demographic)				114	46	160
------------------------------------------------------------------------------------------------------------------------------------------------------------------
Total loss recognized in statement of total recognized gains and losses before adjustment for tax				1,905	113	2,018

BRITISH AIRWAYS Plc AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (continued)

35 Pension and other post retirement benefits (continued)
The following amounts for the year ended March 31, 2003 were measured in accordance with the requirements of FRS 17 :
				APS and NAPS	Other Schemes	2003 Total
------------------------------------------------------------------------------------------------------------------------------------------------------------------
(Gain)/loss on scheme assets:
Amount (Sterling million)				1,421	43	1,464
Percentage of scheme assets at year-end				16.5%	17.3%	16.5%
------------------------------------------------------------------------------------------------------------------------------------------------------------------
Experience (gain)/loss on scheme liabilities:
Amount (Sterling million)				370	24	394
Percentage of scheme liabilities at year-end				3.8%	5.4%	3.9%
------------------------------------------------------------------------------------------------------------------------------------------------------------------
Total actuarial (gain)/loss recognised in statement of total recognised gains and losses:
Amount (Sterling million)				1,905	113	2,018
Percentage of scheme liabilities at year-end				19.7%	25.4%	19.9%
=======================================================
The following amounts at March 31, 2003 were measured in accordance with the requirements of FRS 17.
	At March 31, 2003			At March 31, 2002
(Sterling million)	APS and NAPS	Other Schemes	Total	APS and NAPS	Other Schemes	Total
------------------------------------------------------------------------------------------------------------------------------------------------------------------
Total market value of assets	8,610	248	8,858	9,674	279	9,953
Present value of liabilities	9,674	445	10,119	8,861	373	9,234
------------------------------------------------------------------------------------------------------------------------------------------------------------------
Surplus/(deficit)	(1,064)	(197)	(1,261)	813	(94)	719
Less APS irrecoverable surplus	(418)		(418)	(1,207)		(1,207)
------------------------------------------------------------------------------------------------------------------------------------------------------------------
Pension liability (before allowance for deferred tax)	(1,482)	(197)	(1,679)	(394)	(94)	(488)
Related deferred tax	445	59	504	118	28	146
------------------------------------------------------------------------------------------------------------------------------------------------------------------
Net pension liability	(1,037)	(138)	(1,175)	(276)	(66)	(342)
=======================================================
If the above amounts had been recognized in the financial statements, the group's net assets and profit and loss reserve at March 31, 2003 would be as follows :

(Sterling million)					At March 31, 2003	At March 31, 2002
------------------------------------------------------------------------------------------------------------------------------------------------------------------
Net assets excluding pension liability					2,274	2,207
Pension liability, net of related deferred tax					(1,175)	(342)
------------------------------------------------------------------------------------------------------------------------------------------------------------------
Net assets including pension liability					1,099	1,865
=======================================================
Profit and loss reserve excluding pension liability					729	687
Pension liability					(1,175)	(342)
------------------------------------------------------------------------------------------------------------------------------------------------------------------
Profit and loss reserve					(446)	345
=======================================================
Analysis of the movement in deficit in the schemes during the year :

				APS and NAPS	Other Schemes	2003 Total
------------------------------------------------------------------------------------------------------------------------------------------------------------------
Surplus/(deficit) before irrecoverable surplus and impact of deferred tax at April 1, 2002				813	(94)	719
Contributions paid				132	25	157
Current service cost				(148)	(5)	(153)
Past service cost				(12)	(1)	(13)
Other finance income/(charge)				56	(9)	47
Actuarial (loss)				(1,905)	(113)	(2,018)
------------------------------------------------------------------------------------------------------------------------------------------------------------------
Deficit before irrecoverable surplus and impact of deferred tax at March 31, 2003				(1,064)	(197)	(1,261)
=======================================================

BRITISH AIRWAYS Plc AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (continued)

36 Forward Transactions
The group had outstanding forward transactions to hedge foreign currencies and fuel purchases as follows:

	March 31		March 31
	2003	2002	2003	2002
	(Currency millions)		(Sterling million)
Maturing within one year
to hedge future currency revenues against US dollars	$29	---	---	---
to hedge future currency revenues against Sterling	---	---	Sterling 91	Sterling 34
to hedge future operating payments against US Dollars	$2	$39	---	---
to hedge future fuel costs in US Dollars	$655	$757	Sterling 414	Sterling 532
to hedge future operating payments against Sterling	---	---	Sterling 13	Sterling 44
Maturing after one year
to hedge future currency revenues against Sterling	---	---	---	Sterling 1

37 Interest Rate Arrangements

To reduce interest rate risk, the group has entered into single currency interest rate swap arrangements so as to change the interest payable elements of certain loans and lease obligations from variable to fixed rates and, accordingly, accounts for such swaps as hedges.

Outstanding single currency interest rate swap arrangements are summarized as follows:
			Interest Rates
	Notional principal balance	Termination dates	Fixed payable	Variable Receivable
	(currency millions)
At March 31, 2003
US Dollar	$252	2003-2008	2.95%-8.9%	1.3%-1.9%

At March 31, 2002
US Dollar	$82	2002-2003	8.9%-9.9%	2.3%-2.6%

38 Contingencies

There were contingent liabilities at March 31, 2003 in respect of guarantees and indemnities entered into as part of, and claims arising from, the ordinary course of business, upon which no material losses are likely to arise.

The group and the company have guaranteed certain borrowings, liabilities and commitments which at March 31, 2003 amounted to Sterling 300 million (2002: Sterling 281 million) and Sterling 611 million (2002: Sterling 570 million) respectively. For the company these included guarantees given in respect of the Convertible Capital Bonds and the fixed perpetual preferred securities issued by subsidiary undertakings.

BRITISH AIRWAYS Plc AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (continued)

39 Related Party Transactions

The group has had transactions, during the year under review, with related parties, as defined in Financial Reporting Standard 8, 'Related Party Disclosures'. As is common practice in the airline industry, British Airways, Qantas, Iberia and Comair from time to time carry each others' passengers traveling on the other airlines tickets. The settlement between related carriers is actioned through the IATA Clearing House, of which the airlines below are members.

QANTAS AIRWAYS LIMITED

The group has a 18.9 % equity investment in Qantas Airways Limited, and has a 'Joint Services Agreement' with the airline which started in November 1995. The agreement allows the two airlines to co-operate in developing schedules and fares and to share revenues and costs on the core 'Kangaroo' routes between Europe and Australia.

As at March 31, 2003, the net trading balance due to Qantas from British Airways (including amounts related to the Joint Services Agreement and via the IATA clearing house) amounted to Sterling 1 million (2002: Sterling 22 million due from Qantas)

IBERIA, LINEAS AÉREAS DE ESPAÑA, S.A. ('IBERIA')

The group has a 9 % investment in Iberia, which was completed in March 2000. Areas of opportunity for co-operation have been identified, and work continues to pursue and implement these.

As at March 31, 2003, the net trading balance owed by British Airways to Iberia amounted to Sterling 1 million (2002: Sterling nil).

ACCOLADIA

The group disposed of its 50 % interest in Accoladia effective from November 25, 2002. Up until the date of disposal, settlement between British Airways and Accoladia was actioned through the Bank Settlement Plan of which both companies are members. The turnover for the period to November 25, 2002 was Sterling 31 million. As at March 31, 2003 the net trading balance was nil.

COMAIR LIMITED

The group has a 18.3 % investment in Comair and has a franchise agreement with the company that commenced in October 1996.

As at March 31, 2003, the net trading balance due to Comair amounted to Sterling 7 million (2002: Sterling 6 million)

OPODO LIMITED

The group has a 22.9 % investment in Opodo. The settlement between British Airways and Opodo is actioned through the Bank Settlement Plan of which both companies are members. As at March 31, 2003 the net trading balance was nil. The turnover during the year to March 31, 2003 was Sterling 15 million.

DIRECTORS' AND OFFICERS' LOANS AND TRANSACTIONS

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

40 Subsequent Event

In June, 2003 the group entered into a binding agreement to sell dba to Intro Verwaltungsesellschaft mbH, a German aviation investment company. Following the restructuring of dba into a "no-frills" carrier, it no longer fitted with the full service strategy of the group. Intro agreed to buy the entire share capital of dba for Euro 1. As part of the transaction, the group will invest up to Sterling 25 million (Euro 35 million) in dba and will also underwrite dba's fleet of 16 aircraft for one year, at a cost of Euro 3 million per month. In exchange the group will receive 25% of any dba profits, or 25% of any profit on disposal of dba, up to June 2006. The sale was completed on June 30, 2003 and an estimated loss on disposal of approximately Sterling 79 million will be recorded in the 2004 fiscal year.

BRITISH AIRWAYS Plc AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (continued)

41 Companies Act 1985

These financial statements are not the Company's statutory accounts within the meaning of Section 240 of the Companies Act 1985 of Great Britain. Statutory accounts for each of the three years ended March 31, 2003, 2002 and 2001 have been prepared and the auditors have given unqualified audit reports thereon. Such accounts for have been delivered to the Registrar of Companies for England and Wales.

42 Foreign Currency Translation Rates
	Closing rates at March 31			Annual average rates for the year ended March 31
	2003	2002	2001	2003	2002	2001
US Dollar	1.58	1.42	1.43	1.54	1.43	1.49
Japanese Yen	188.00	189.00	178.00	188.00	179.00	163.00
Australian Dollar	2.62	2.67	2.93	2.76	2.82	2.66
Euro	1.45	1.63	1.62	1.57	1.63	1.63

BRITISH AIRWAYS Plc AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (continued)

43 Differences between United Kingdom and United States Generally Accepted Accounting Principles

The financial statements are prepared in accordance with accounting principles generally accepted in the United Kingdom ('UK GAAP') which differ in certain respects from those generally accepted in the United States ('US GAAP'). The significant differences are described below.

(a) Frequent flyer revenue

Under US GAAP, following the implementation of SAB 101 'Revenue Recognition in Financial Statements', a proportion of frequent flyer revenue is deferred until the frequent flyer airmiles are redeemed. The remaining portion of revenue is recognized upon sale as the related services have been provided.

(b) Pensions

For the purposes of the reconciliations below, British Airways adopted the provisions of Statement No. 87, 'Employers' Accounting for Pensions' (SFAS 87) as from April 1, 1989 in respect of the Group's principal pension plans, the Airways Pension Scheme (APS) and the New Airways Pension Scheme (NAPS). The reconciliations have been presented in accordance with SFAS 132 "Employers' Disclosures about Pensions and Other Post Retirement Benefits". Under SFAS 87 the cost of providing pensions is attributed to periods of service in accordance with the benefit formulae underlying the pension plans. The resultant projected benefit obligation is matched against the current value of the underlying plan assets and unrecognized actuarial gains and losses in determining the pension cost or credit for the year. The net periodic pension cost for these plans for the year ended March 31, 2003 amounted to Sterling 120 million (2002: Sterling 121 million; 2001: Sterling 111 million) under UK GAAP compared with an estimated credit of Sterling 149 million (2002: credit Sterling 125 million; 2001: credit Sterling 15 million) under SFAS 87. The resultant decrease in operating costs of Sterling 269 million (2002: decrease of Sterling 246 million; 2001: decrease of Sterling 126 million), net of related deferred tax charge of Sterling 81 million (2002: charge of Sterling 74 million; 2001: charge of Sterling 38 million) would increase net income under US GAAP by Sterling 188 million (2002: increase of Sterling 172 million; 2001: increase of Sterling 88 million) and would be reflected in the consolidated balance sheet as an increase in pension prepayments.

(c) Goodwill

Up to March 31, 1998, under UK GAAP, the Group set off goodwill arising on acquisitions directly against reserves. Goodwill arising on acquisitions since April 1, 1998 is capitalized and amortized over its useful economic life. Under US GAAP, the Group adopted SFAS 142 'Goodwill and Intangible Assets' effective from April 1, 2002. In accordance with SFAS 142, goodwill and other intangible assets with indefinite lives are capitalized and not amortized, but tested for impairment on an annual basis or on an interim basis when a triggering event occurs.

With respect to investments in associated undertakings, under UK GAAP prior to March 31, 1998, any goodwill arising on the acquisition of an investment in associated undertakings, was set off directly against reserves. From April 1, 1998, goodwill is capitalised and amortised over its useful economic life. Under US GAAP, goodwill and intangible assets with indefinite lives arising on the acquisition of an equity stake are capitalized and not amortized but tested for impairment in accordance with the requirements of APB 18 'The Equity Method of Accounting for Investments in Common Stock'.

Prior to April 1, 2002, goodwill was capitalized and amortized over its estimated useful life up to a maximum of 40 years. Intangible assets with finite lives continue to be capitalized and amortized over their useful economic lives. The Group's landing rights have definite useful lives and will continue to be amortized over their useful economic lives not exceeding 20 years.

SFAS 142 requires a two-step process in evaluating goodwill for impairment. The first step requires the comparison of the fair value of each reporting unit to its carrying value. If the fair value of a reporting unit exceeds its carrying value, then no further testing is required. If the carrying value of a reporting unit exceeds its fair value, however, a second step is required to determine the amount of the impairment charge, if any. An impairment charge is recognised if the carrying value of a reporting unit exceeds its implied fair value.

During the second quarter of 2002, the Group performed an initial evaluation of its goodwill using April 1, 2002 as the valuation date and determined that there was no impairment. As at March 31, 2003, the Group completed an annual impairment test, as required by SFAS 142 using the two-step process. Using the British Airways Group as the reporting unit, various valuation methods were evaluated before concluding that market capitalization was the primary method of determining fair value for the purposes of SFAS 142. As a result, because the Group's net carrying value was in excess of the Group's market capitalization as at March 31, 2003 a goodwill impairment charge of Sterling 399 million representing the entire balance of the Group's goodwill was recognized under US GAAP.

Amortization of goodwill charged under UK GAAP on the acquisition of subsidiary undertakings and on the acquisition of an equity stake in associated undertakings has been reversed for US GAAP for the year ending March 31, 2003. The adjustment to net income/(loss) in respect of the amortization of goodwill comprises Sterling 6 million (2002: Sterling (11) million; 2001: Sterling (11) million) in respect of subsidiary undertakings and Sterling 1 million (2002:Sterling (2) million; 2001: Sterling (1) million) in respect of investments in associated undertakings.

The different treatment of goodwill under UK GAAP and US GAAP will also affect the calculation of the profit on disposal recognised when an interest in a subsidiary undertaking or associated undertaking is sold.

(d) Foreign currency translation

Aircraft and other significant assets which are financed in whole or in part in foreign currency, either by loans, finance lease obligations or hire purchase arrangements, are regarded, together with the related liabilities, as a separate group of assets and liabilities and accounted for in foreign currency. The amounts in foreign currency are translated into Sterling at rates ruling at the balance sheet date and the net differences arising from the translation of assets and related foreign currency loans are taken to retained earnings. Under US GAAP, the cost of these assets would be fixed in Sterling at the rate of exchange ruling at the date of the original acquisition, lease or hire purchase and the exchange gain or loss on the related foreign currency loans would be reflected in income.

(e) Capitalized operating leases

Under UK GAAP, Financial Reporting Standard 5 ('FRS 5'), certain aircraft operating leases have been capitalized and the related liabilities included in finance lease obligations and the resulting assets are being depreciated over the remaining term of the lease. Under US GAAP, such leases would be classified as operating leases and neither the capital element nor the associated liability would be brought onto the balance sheet. The resulting adjustment to net income/loss represents the reversal of the interest portion of the finance lease repayments, the depreciation charge and the recognition of an operating lease charge.

(f) Property and fleet valuation

Under US GAAP, tangible assets must be stated at cost less accumulated depreciation in the financial statements. The valuation of properties at March 31, 1995 and fleet at March 31, 1998 incorporated by British Airways in its financial statements would not, therefore, have been included in financial statements prepared in accordance with US GAAP and the subsequent charges for depreciation would have been correspondingly lower. When such assets are sold, however, any revaluation surplus thus realized would be reflected in income.

BRITISH AIRWAYS Plc AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (continued)

43 Differences between United Kingdom and United States Generally Accepted Accounting Principles ( continued)

g) Associated Undertakings

The Group has investments in associated undertakings which are accounted for using the equity method under both UK GAAP and US GAAP. Applicable US accounting principles have been applied to the Group's share of associated undertakings' results. The net effect of these adjustments were Sterling (12) million (2002:Sterling (13) million; 2001: Sterling 1 million) and the tax effect was Sterling 4 million (2002 Sterling 4 million; 2001: Sterling (1) million).

UK GAAP requires the operating profit or loss, exceptional items and interest expense and tax of associated undertakings to be shown separately from those of the Group. For US GAAP, the after-tax profits or losses would be included in the income statement as a single line item. The reclassification has no overall effect on net income for the year or on net assets.

(h) Accounting for derivative instruments and hedging activities

On April 1, 2001, the Group adopted SFAS 133, Accounting for Derivative Instruments and Hedging Activities, as amended by Statement Nos 137 and 138, for US GAAP reporting. Under SFAS 133, all derivative instruments are recognized on the balance sheet at their fair values. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and if it is, the type of hedge transaction. To the extent certain criteria are met, SFAS 133 permits, but does not require, hedge accounting. Changes in fair values of derivatives not designated as hedges are reported within net income.

The derivatives held by the Group do not qualify for hedge accounting under SFAS 133 as the documentation supporting the hedging transations was not sufficient to meet the standards required by SFAS 133. There is no current intention to modify the Group's accounting practice to satisfy the criteria for hedge accounting under SFAS 133.

On adoption of SFAS 133 in the year to March 31, 2001, the Group recorded a cumulative effect on accounting change amounting to Sterling 4 million, net of income taxes, in other comprehensive income, being the net effect of a Sterling 10 million increase in respect of the fair values of forward currency transactions and fuel derivatives offset by Sterling 6 million decrease in respect of the fair values of interest rate swaps.

During the year to March 31, 2003, the Group recognized a net loss of Sterling 38 million (2002: net gain of Sterling 41 million) in the income statement as a result of changes in the fair value of derivatives, comprising unrealized losses of Sterling 25 million (2002: unrealized gain Sterling 43 million) on fuel derivatives, unrealized losses of Sterling 10 million (2002: Sterling nil) on forward exchange contracts and unrealized loss of Sterling 3 million (2002: unrealized loss Sterling 2 million) on interest rate swaps.

(i) Gains on sale and leaseback transactions

Under UK GAAP, gains arising on sale and leaseback transactions are recognized as part of income to the extent that the sale proceeds do not exceed the fair value of the assets concerned. Gains arising on the portion of the sale proceeds which exceed the fair value are deferred and amortized over the minimum lease term. Under US GAAP, any gain would be deferred in full and amortized over the minimum lease term.

(j) Quasi-subsidiaries

Under UK GAAP, where an entity, though not fulfilling the legal definition of a subsidiary company, gives rise to benefits for the Group that are, in substance, no different than those that would arise were that entity to be a subsidiary company, that entity is classified as a quasi-subsidiary and its accounts are consolidated as if it were a subsidiary undertaking. Under US GAAP, these entities would be treated as associated companies and, accordingly, the results of British Airways' quasi-subsidiary would be accounted for as an associated company using the equity method.

The resulting adjustments to shareholders' funds de-consolidate the net assets and liabilities of the quasi-subsidiary and recognizes an investment in associated undertakings using the equity method.

(k) Trade investments

Under UK GAAP, trade investments are stated at cost less provision for permanent diminution in value. Under US GAAP, trade investments classified as available for sale are stated at market value and the unrealised gains/losses are accounted for in shareholders' equity as a component of other comprehensive income.

(l) Investment in own shares

Under UK GAAP, company shares held for the purposes of employee share ownership plans (ESOP) to meet future requirements of employee share schemes including the Long Term Incentive Plan are recorded in the balance sheet as fixed assets investments. Under US GAAP such shares are recorded in the balance sheet as a reduction to shareholders' equity.

(m) Deferred Tax

British Airways provides for deferred tax in accordance with FRS 19 on all timing differences with the exception of gains on revaluations of fixed assets or where potentially taxable gains have been rolled over where there is no commitment to dispose of the relevant asset. Deferred tax assets are recognised where it is considered to be more likely than not that there will be suitable taxable profits from which to offset the timing differences.

Under US GAAP, deferred tax is generally provided on a full liability basis on all temporary differences between the accounting and tax bases of the Group's assets and liabilities. Deferred tax totaling Sterling 99 million (2002: Sterling (66) million; 2001: Sterling (25) million) was provided at a rate of 30% on the following US GAAP adjustments :

	2003	2002	2001
	(Sterling million)
Deferred frequent flyer revenue	(10)	7	5
Depreciation on financed leased aircraft and aircraft operating lease costs	(17)	10	15
Interest expense	8	(11)	(12)
Pension costs	81	(74)	(38)
FAS 133	(8)	(12)
Exchange gains on translation of aircraft related loans	45	11	5
Other		3
	99	(66)	(25)

The effect of deferred tax methodology differences on net income/(loss) was Sterling nil million (2002: Sterling (189) million; 2001 Sterling 193 million). The cumulative effect of methodology differences on shareholders' equity was Sterling (45) million (2002: Sterling (60) million; 2001: Sterling 144 million) and the deferred tax impact of US GAAP adjustments in shareholders' equity was Sterling (159) million (2002:Sterling (45)million; 2001 Sterling (5) million).

BRITISH AIRWAYS Plc AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (continued)

43 Differences between United Kingdom and United States Generally Accepted Accounting Principles (continued)

(n) Impairment

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

(o) Advertising Costs

Advertising costs are expensed when incurred as other operating expenses. Advertising expense for 2003, 2002 and 2001 was Sterling 40 million, Sterling 43 million and Sterling 81 million respectively.

(p) Postemployment benefit obligations

British Airways has no significant liabilities in respect of post employment benefit obligations as of March 31, 2003, 2002 and 2001 as defined by FAS 112 "Employers' Accounting for Post Employment Benefits".

(q) Provisions for diminution in value of investment

Under UK GAAP, provisions for diminution in value of investments that are no longer required are written back through the profit and loss account. Under US GAAP, such write back of provisions is not permitted.

In addition, the gains/(losses) on sale of investments and on sale of fixed assets would also be included in the determination of operating income under US GAAP. This difference in presentation has no impact on net income.

BRITISH AIRWAYS Plc AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (continued)

43 Differences between United Kingdom and United States Generally Accepted Accounting Principles (Continued)

The following statements provide a reconciliation between earnings available for shareholders under UK GAAP and net income under US GAAP, statements of comprehensive income and movements in other comprehensive income under US GAAP and a reconciliation between shareholders' funds under UK GAAP and shareholders' equity under US GAAP.

	Year ended March 31
	Notes	2003	2002	2001
	(Sterling million, except per Ordinary Share and ADS amounts)
Profit/(loss) for the year as reported under UK GAAP		72	(142)	67
Adjustments:
Other revenue
Deferred frequent flyer revenue	(a)	(32)	(22)	(15)
Depreciation and amortization
Goodwill in respect of subsidiary companies	( c)	6	(11)	(11)
Impairment of goodwill in respect of subsidiary undertakings	( c)	(399)
Goodwill in respect of associated companies	( c)	1	(2)	(1)
Impairment of goodwill in respect of Air Liberté		---	---	56
Fleet - exchange differences	(d)	3	10	10
Fleet - capitalized operating leases	(e)	30	30	37
Property - valuation uplift	(f)	4	4	4
Aircraft operating lease costs	(e)	(88)	(63)	(87)
Equity accounting of associated companies
Share of results of associated companies	(g)	(12)	(13)	1
Share of tax of associated companies	(g)	4	4	(1)
Interest expense on capitalized operating leased aircraft	(e)	30	37	40
Pension costs	(b)	269	246	126
Exchange (losses)/gains
Arising on translation of aircraft related loans	(d)	149	(8)	(152)
Change in fair value of derivatives	(h)	(38)	37	(4)
Reclassification of cumulative effect of prior years on adoption of SFAS 133 from other comprehensive income	(h)	---	4	---
Income on disposal of tangible fixed assets and investments
Arising on disposal of revalued property	(f)	(11)	15	(7)
Arising on sale and leaseback transactions	( i )	(20)	5	7
Loss on disposal of capitalized operating leased aircraft	(e)	---	---	(12)
Profit on disposal of investments
Disposal of interests in associated companies	( c)	3	2	---
Disposal of interests in subsidiary companies	( c)	---	3	---
Deferred taxation
Effect of the above adjustments	(m)	(99)	(66)	(25)
Effect of differences in methodology	(m)	---	(189)	193
		(200)	23	159
Net (loss)/income as adjusted to accord with US GAAP		(128)	(119)	226
		======	======	======
		Pence	Pence	Pence
Net (loss)/income per ordinary share as so adjusted Basic		(11.9)	(11.1)	21.0

Net (loss)/income per American depositary share as so adjusted		(119)	(111)	210
Basic

Net (loss)/income per ordinary share as so adjusted Diluted		(11.9)	(11.1)	20.8

Net (loss)/income per American depositary share as so adjusted Diluted		(119)	(111)	208

The numerators and denominators used in computing basic and diluted net income per share are reconciled as follows:

		Year ended March 31
		2003	2002	2001
		(Sterling million)
Net (loss)/income and numerator for basic earnings per share - (loss)/income available to common stockholders		(128)	(119)	226

Numerator for diluted earnings per share - income/(loss) available to common stockholders after assumed conversions		(128)	(119)	226
		======	======	======

BRITISH AIRWAYS Plc AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (continued)

43 Differences between United Kingdom and United States Generally Accepted Accounting Principles ( continued)

		Year ended March 31
		2003	2002	2001
		(Number of shares)
Denominator for basic earnings per share - weighted average shares		1,073,054	1,076,042	1,075,496

Effect of dilutive securities: Employee stock options		---	1,924	9,667

Denominator for diluted earnings per share - adjusted weighted- average shares and assumed conversions		1,073,054	1,077,966	1,085,163
		======	======	======
Net (loss)/income per Ordinary Share

Basic		(11.9)p	(11.1)p	21.0p
		======	======	======
Diluted		(11.9)p	(11.1)p	20.8p
		======	======	======

The outstanding share options have no dilutive effect for the years ended March 31, 2003 and 2002. The outstanding share options have a dilutive effect for the year ended March 31, 2001. The Convertible Capital Bonds do not have a dilutive effect for the years ended March 31, 2003, 2002 and 2001.

COMPREHENSIVE INCOME
Comprehensive (loss)/income under US GAAP is as follows:
		Year ended March 31
		2003	2002	2001
		(Sterling million)
Net (loss)/income as adjusted to accord with US GAAP		(128)	(119)	226
Foreign exchange adjustments		(15)	19	(38)
Unrealized gains/(losses) on listed marketable trade investments in current period (including a deferred taxation charge of Sterling 1 million)		----	(2)	(54)
Cumulative effect on prior years on adoption of SFAS 133		----	4	----
Adjustment for gains included in prior year comprehensive income relating to trade investments disposed of in the current period (including a deferred taxation charge of Sterling 12 million)		----	(16)	----
Reclassification of cumulative effect adjustment into income arising in the year		----	(4)	----

Comprehensive (loss)/income under US GAAP		(143)	(118)	134
		======	======	======
Movements in the components of other comprehensive income are as follows:

	Translation differences	Unrealised gains/(losses) on listed securities	Gain/(losses) on derivative financial instruments	Total
	(Sterling million)
At April 1, 2000	(129)	74	----	(55)
Arising in the year	(38)	(54)	----	(92)
At March 31, 2001	(167)	20	----	(147)
Cumulative effect on prior years on adoption of SFAS 133	----	----	4	4
Reclassification of cumulative effect adjustment into income arising in the year	----	----	(4)	(4)
Arising in the year	19	(18)	----	1
At March 31, 2002	(148)	2	0	(146)
Arising in the year	(15)	----	----	(15)
At March 31, 2003	(163)	2	0	(161)

BRITISH AIRWAYS Plc AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (continued)

43 Differences between United Kingdom and United States Generally Accepted Accounting Principles ( continued)
SHAREHOLDERS' EQUITY		March 31
		Notes	2003	2002
		(Sterling million)
Shareholders' funds as reported in the consolidated balance sheets under UK GAAP			2,058	2,016

Adjustments:
Intangible assets
Goodwill set off in respect of subsidiary companies
Cost		(c )	40	439
Amortization		(c )	(139)	(145)
Tangible assets
Fleet
Cost
Valuation uplift		(f)	---	(7)
Exchange differences		(d)	7	(234)
Capitalized operating leases		(e)	(957)	(979)
Depreciation
Valuation uplift		(f)	---	7
Exchange differences		(d)	24	112
Capitalized operating leases		(e)	525	503
Property and equipment
Cost
Valuation uplift		(f)	(306)	(305)
Exchange differences		(d)	15	(1)
Reversal of quasi-subsidiary		(j)	(71)	(68)
Depreciation
Valuation uplift		(f)	35	34
Associated companies
Quasi-subsidiary - equity method		(j)	49	53
Net equity		(g)	(7)	(14)
Goodwill set off in respect of associated companies
Cost		(c )	56	71
Amortization		(c )	(14)	(18)
Trade Investments
Uplift to market value		(k)	2	2
Investment in own shares		(l)	(31)	(25)
Current assets
Debtors
Reversal of quasi-subsidiary		(j)	(2)	---
Cash, short term loans and deposits
Reversal of quasi-subsidiary		(j)	(7)	(11)
Current liabilities
Fair value of financial derivatives		(h)	4	41
Accruals and deferred income
Capitalized operating leases		(e)	7	7
Gain on sale and leaseback transactions		( i)	(8)	(4)
Reversal of quasi-subsidiary		(j)	5	4
Pension costs prepayments/(accruals		(b)	641	382
Trade Creditors
Capitalized operating leases		(e)	23	18
Reversal of quasi-subsidiary		(j)	9	1
Loans, finance lease obligations and hire purchase arrangements
Capitalized operating leases		(e)	29	57
Reversal of quasi-subsidiary		(j)	4	10
Unredeemed frequent flyer liabilities		(a)	(205)	(173)
Long-term liabilities
Accruals and deferred income
Gain on sale and leaseback transactions		( i)	(29)	(6)
Loans, finance lease obligations and hire purchase arrangements
Capitalized operating leases		(e)	379	414
Reversal of quasi-subsidiary		(j)	---	5
Provisions for liabilities and charges
Deferred tax
Effect of the above adjustments		(m)	(159)	(45)
Effect of differences in methodology		(m)	(45)	(60)
			(126)	65
Shareholders' equity as adjusted to accord with US GAAP			1,932	2,081

BRITISH AIRWAYS Plc AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (continued)

43 Differences between United Kingdom and United States Generally Accepted Accounting Principles ( continued)

CONSOLIDATED STATEMENT OF CASH FLOWS

The Consolidated Statements of Cash Flows prepared in accordance with UK GAAP present substantially the same information as that required under US GAAP. These statements differ, however, with regard to classification of items within them and as regards the definition of cash under UK GAAP and cash and cash equivalents under US GAAP.

Under US GAAP, cash and cash equivalents would not include bank overdrafts and borrowings with initial maturities of less than three months. Under UK GAAP, cash flows are presented separately for operating activities, dividends from associates, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, dividends paid, management of liquid resources and financing activities. US GAAP, however, requires only three categories of cash flow activity to be reported: operating, investing and financing. Cash flows from and returns on investments and servicing of finance shown under UK GAAP would be included as operating activities under US GAAP. The payment of dividends would be included as a financing activity under US GAAP. Under US GAAP, capitalized interest is treated as part of the cost of the asset to which it relates and thus included as part of investing cash flows; under UK GAAP all interest is treated as part of returns on investments and servicing of finance. All short-term investments are regarded as liquid resources for UK GAAP. Under US GAAP short-term investments with original maturity of three months or less are classified as cash equivalents and aggregated with cash in the cash flow statement. Cash flow in respect of short-term investments with original maturities exceeding three months are included in investing activities.

The categories of cash flow activity under US GAAP can be summarized as follows:

		Year ended March 31
		2003	2002	2001
		(Sterling million)
Cash inflow from operating activities		892	544	939
Cash inflow/(outflow) on investing activities		308	118	(437)
Cash outflow from financing activities		(718)	(325)	(672)
Increase/(decrease) in cash and cash equivalents		482	337	(170)
Cash and cash equivalents at April 1		1,038	701	871
Cash and cash equivalents at March 31		1,520	1,038	701
		=====	=====	====

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

British Airways did not consider there to be any significant concentration of credit risk at March 31, 2003.

FINANCIAL INSTRUMENTS

Additional information required by US GAAP in respect of financial instruments.

(a) Fair values of financial instruments

The carrying amounts and fair values of the material financial instruments of the Group are as follows:

	Year ended March 31
	2003		2002
	Carrying amount	Fair value	Carrying amount	Fair value
	(Sterling million)
Assets
Cash	222	222	64	64
Short-term loans and deposits	1,430	1,430	1,155	1,155
Listed securities	1	4	1	3
Unlisted securities	31	31	38	38
Liabilities
Bank and other loans	(995)	(1,027)	(1,199)	(1,222)
Euro-sterling notes	(90)	(81)	(100)	(99)
Finance leases	(2,554)	(2,643)	(2,613)	(2,605)
Hire purchase arrangements	(2,803)	(2,818)	(3,243)	(3,248)
Convertible Capital Bonds 2005	(112)	(111)	(112)	(148)
Euro Sterling Bond 2016	(247)	(179)	(246)	(218)
Off-balance sheet instruments
Interest rate swaps	---	(5)	---	(2)
Forward currency transactions	---	(9)	---	1
Fuel derivatives	---	18	---	43

The following methods and assumptions were used by the Group in estimating its fair value disclosures for financial instruments:

Assets:

Cash, short-term loans and deposits and unlisted securities:

- the carrying amount reported in the balance sheet for cash, short-term loans and deposits and unlisted securities approximates their fair value.

Listed securities:

- these securities are valued based on their quoted prices.

Liabilities:

Bank and other loans, finance leases and the non Japanese Yen denominated portions of hire purchase arrangements carrying fixed rates of interest:

- the repayments which the Group is committed to make have been discounted at the relevant interest rates applicable at March 31.

Japanese Yen denominated portions of hire purchase arrangements carrying fixed rates of interest:

these amounts relate to the tax equity portions of Japanese leveraged leases which are specific to the Group, cannot be assigned and could not be refinanced or replaced in the same cross-border market on a marked-to-market basis and accordingly, a fair value cannot be determined. The carrying value of Sterling 1,010 million has therefore been included as the fair value above.

Euro-sterling notes, Convertible Capital Bonds 2005 and Euro Sterling Bond 2016.

- quoted market value.

Off-balance sheet instruments:

Interest rate swaps:

discounted cash flow analyses, to determine the estimated amount the Group would receive or pay to terminate the agreements. Discounted cash flow analyses are based on estimated future interest rates.

Forward currency transactions:

- difference between marked-to-market value and forward rate.

Over-the-counter (OTC) fuel derivatives:

- the marked-to-market value of the instruments.

BRITISH AIRWAYS Plc AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (continued)

43 Differences between United Kingdom and United States Generally Accepted Accounting Principles ( continued)

(b) Terms of certain financial instruments

The risk management strategy for both treasury and fuel operations is implemented within the guidelines and parameters laid down by the Board of Directors and is designed to limit risk. The Company's policy is not to trade in derivatives but to use these instruments to hedge anticipated exposures.

While British Airways considers the purchase of interest rate and foreign exchange options as bona fide treasury exposure management activities, it would not generally contemplate the opening of new exposures by selling options except where the risks arising from selling the option are covered by other elements of the hedging portfolio or underlying exposure, for example, as a component of a collar. Other treasury derivative instruments would be considered on their merits as valid and appropriate risk management tools and under the treasury governance framework, require Board approval before adoption.

British Airways has entered into hedging arrangements to reduce its exposure to sudden significant fluctuations in oil prices. As at March 31, 2003, the actual commitment was US$655 million (equivalent to Sterling 414 million) and the unrealised gain on these transactions was Sterling 18 million (Sterling 18 million relating to the off-balance sheet instruments). The Group's fuel risk management strategy aims to provide the airline with protection against sudden and significant increases in oil prices while ensuring that the airline is not competitively disadvantaged in a serious way in the event of a substantial fall in the price of fuel. In meeting these objectives, the fuel risk management program allows for the judicious use of a number of derivatives traded on regulated exchanges in London (the International Petroleum Exchange) and New York (the New York Mercantile Exchange) as well as on the Over-The-Counter (OTC ) markets with approved counter-parties and within approved limits. The instruments used include futures contracts, options and swaps.

The strategy operates within limits set by the Board and agreed in detail by the Treasury Committee, which is made up of representatives from relevant internal departments.

The Treasury committee reviews the use of these instruments on a regular basis. In addition, British Airways also uses three other forms of derivative: interest swaps, currency swaps and forward foreign exchange contracts.

As part of its treasury risk management activities the company has entered into a number of swap arrangements in order to hedge its direct exposure to interest rates. The majority of these swaps are embedded in lease and loan agreements. A smaller number of interest swaps are not associated with specific loans and leases and are disclosed in Note 37. During the year to the company increased the use of such instruments through fixing the interest payable on $240 million for a period of five years as US Dollar fixed rates continued to fall.

British Airways uses foreign exchange contracts in three ways. First, to hedge firm capital commitments usually in US dollars. Capital expenditure on aircraft is hedged up to three years ahead. The objective is to smooth the cost of the aircraft in sterling terms.

The second use of forward foreign exchange contracts is to hedge current or future year's net operating revenues and costs. Once again, a risk averse approach is taken with forecast foreign currency exposures being reviewed on a regular basis and cover being taken progressively and selectively. See Note 36 for details of forward foreign exchange contracts outstanding at March 31, 2003 and 2002.

Thirdly, to hedge debt exposure.

Derivatives involve, to varying degrees, credit and market risk. With regard to credit risk, the Group may be exposed to credit losses in the event of non-performance by counter parties to these financial instruments, but it does not expect any of the counter parties to fail to meet its obligations. To manage credit risks, the Group only selects counter parties which it regards to be high credit quality and, by policy, limits the amount of credit exposure to a single counterpart.

Market risk is the possibility that a change in interest rates, currency exchange rates or oil prices will cause the value of a financial instruments to decrease or its obligations to become more costly to settle. When derivatives are used for the purpose of risk management, they do not expose the Group to market risk because gains and losses on the derivatives offset losses and gains on the asset, liability or transaction being hedged.

BRITISH AIRWAYS Plc AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (continued)

43 Differences between United Kingdom and United States Generally Accepted Accounting (continued)
Additional information required by US GAAP in respect of the Group's two principal pension plans

		Year ended December 31
		2002	2001	2000
		(Sterling million)
Service cost		165	165	208
Interest cost		515	514	501
Return on plan assets		(710)	(678)	(625)
Net amortization
Prior service cost		7	16	16
Experience gain		(89)	(105)	(78)
Unrecognized transition asset		(37)	(37)	(37)
Total net periodic pension cost		(149)	(125)	(15)
		======	======	======
The estimated funded status of the British Airways pension plans under SFAS 87 is as follows:

	Year ended December 31
	2002		2001
	APS	NAPS	APS	NAPS
	(Sterling million)
Actuarial present value of accumulated benefit obligation (ABO) and vested benefit obligation (VBO) December 31	4,700	4,150	4,470	3,746
	======	======	======	======
Change in plan assets
Plan assets at fair value January 1	5,904	3,607	6,636	3,865
Actual return on plan assets	(138)	(413)	(462)	(326)
Employer contribution	5	127	---	126
Plan participants' contributions	14	60	17	57
Benefits paid	(305)	(117)	(287)	(115)
Plan assets at fair value December 31	5,480	3,264	5,904	3,607

Change in benefit obligation
Projected benefit obligation January 1	4,750	4,444	4,719	4,056
Service cost	21	144	26	139
Interest cost	264	251	275	239
Plan participants' contributions	14	60	17	57
Actuarial gain	102	(17)	---	68
Benefits paid	(305)	(117)	(287)	(115)
Projected benefit obligation December 31	4,846	4,765	4,750	4,444

Plan assets in excess of/(less than) projected benefit obligation	634	(1,501)	1,154	(837)
Unrecognized prior service cost	---	26	---	33
Unrecognized portion of net asset from initial application of SFAS 87	(41)	(7)	(74)	(11)
Unrecognized net loss/(profit)	461	1,072	(308)	406
Adjustment required to recognize minimum liability	---	(476)	---	---
Prepaid/(accrued) pension cost December 31	1,054	(886)	772	(409)
	======	======	======	======

Under SFAS 87, the excess of plan assets over the projected benefit obligation at the transition date (April 1, 1989) are recognized as a reduction of pension expense on a prospective basis over 15 years. Unrecognized prior service costs and actuarial gains and losses (zero corridor) are amortized over the memberships' average future working lifetimes of 13.5 years (NAPS) and 7.6 years (APS).

The calculation of the projected benefit obligation at December 31, 2002 assumed a discount rate of 5.75% (2001: 5.75%), an expected long term rate of return on assets of 7% (2001: 7%), an increase in future compensation levels of 3.75% (2000: 4%) and price inflation of 2.25% (2001: 2.5%).

The assets of the schemes are invested primarily in equities, bonds and property. No securities of British Airways or its subsidiary companies were held by either scheme as at December 31, 2002.

BRITISH AIRWAYS Plc AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (continued)

43 Differences between United Kingdom and United States Generally Accepted Accounting (continued)
Additional information required by US GAAP in respect of deferred taxation

Analysis of deferred tax balances under US GAAP at March 31, 2003 and 2002 as required by FAS 109:

	March 31
	2003		2002
	(Sterling million)
Deferred tax liabilities
Excess of book value over tax value of fixed assets	1,304		1,335
Other temporary differences	261		125
		1,565		1,460
Deferred tax assets
Tax effect of losses carried forward	(215)		(243)
Less: valuation allowance	---		---
	(215)		(243)
Other temporary differences	(84)		(81)
		(299)		(324)

Net deferred tax		1,266		1,136
		=====		=====
Of which:
Current		177		44
Non-current		1,089		1,092
		1,266		1,136
		=====		=====

As at March 31, 2003 British Airways had Sterling 718 million (2002: Sterling 810 million) of tax losses carried forward of which Sterling 656 million (2002: Sterling 748 million) can be offset against future trading profits of the Group. There were also Sterling 62 million (2002: Sterling 62 million) of losses carried forward in respect of a non trading deficit that can only be offset against future non trading credits. There is no expiration date in respect of such losses.

BRITISH AIRWAYS Plc AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (continued)

43 Differences between United Kingdom and United States Generally Accepted Accounting (continued)

Additional information required by US GAAP in respect of the restructuring provision

Future Size and Shape Program ("FSAS")

The Sterling 80 million of restructuring costs recognized during the year ended March 31, 2002 related to the costs of voluntary severance and early retirement for employees exiting under the Future Size and Shape restructuring program ('FSAS').

The FSAS program was announced on February 13, 2002 following a fundamental review of the business. The two year programme, scheduled to be completed by March 2004 involves a restructuring of the network, the elimination of unprofitable segments of the business through capacity reduction, the elimination of unnecessary complexity, and reduction in both overhead and front line manpower levels. Also included is the rationalising of the group's property portfolio and the driving of simplification and cost reduction through information technology.

The restructuring costs recognized as liabilities as at March 31, 2002 comprised the following:

Sterling million
Early retirement and voluntary severance ('ER/VS')	77.0
Company car lease returns (onerous contracts)	1.5
Senior management salary sacrifice repayment	1.5
Total Future Size and Shape restructuring costs	80.0

The above costs have been classified as employee costs in the profit and loss account. No costs were paid or charged against the liability during the fiscal year ended March 31, 2002.

The FSAS manpower plans expect to see a total reduction of 13,000 in manpower equivalent numbers against the August 2001 level by March 2004, of which 10,000 was scheduled to be achieved by the end of March 2003.

The ER/VS costs provide for the exiting of 2,076 employees. Detailed plans at departmental level supported the employee numbers, and the committed level of severance had been communicated at departmental and grade level. Plans existed to exit the 2,076 employees in question by the end of March 2003.

The Company car lease return costs related to the remaining (onerous) lease costs on cars previously driven by exiting employees and therefore returned to the lessor.

The senior management salary sacrifice repayment relates to the agreement with managers exiting under the voluntary severance program to repay the salary sacrifice taken as part of the post September 11 cash conservation initiative.

During the year ended March 31, 2003, Sterling 53 million of ER/VS costs relating to 1,556 employees were paid and charged against the restructuring provision. The balance remaining as at March 31, 2003 relates to committed ER/VS costs to be paid during the next fiscal year.

BRITISH AIRWAYS Plc AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (continued)

43 Differences between United Kingdom and United States Generally Accepted Accounting (continued)
Accounting and disclosure of stock-based compensation

FIN 44 'Accounting for Certain Transactions involving Stock Compensation' has been effective from July 1, 2000, and provides interpretative guidance on accounting for stock-based compensation. The Company has not entered into any transactions involving share capital that would be accounted for under FIN 44, since its implementation, and hence there is no impact on the financial statements for US GAAP purposes.

SFAS 123 'Accounting for Stock-Based Compensation', established accounting disclosure standards for stock-based employee compensation plans. The statement gives companies the option of continuing to account for such costs under the intrinsic value accounting provisions set out in Accounting Principles Board Opinion 25, 'Accounting for Stock Issued to Employees' (APB 25) and related interpretations.

The Group has elected to continue under APB 25 'Accounting for Stock Issued to Employees'. In accordance with this accounting statement the Company does not recognize compensation expense on the grant of options. The effect of recording compensation expense for the purpose of measuring stock-based compensation on fair values is shown below. Because options vest over several years and additional options grants are expected, the effects of these fair value calculations are not likely to be representative of similar future calculations.

	Year ended March 31
	2003	2002	2001
	(Sterling million, except per Ordinary Share amounts)
Net Income/(loss)for the year, as reported	(128)	(119)	226

Deducted: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(7)	(8)	(10)

Pro forma net income for the year	(135)	(127)	216

Basic earnings/(loss) per share as reported	(11.9)p	(11.1)p	21.0p

Basic earnings/(loss) per share pro forma	(12.6)p	(11.8)p	20.1p

Diluted earnings/(loss) per share as reported	(11.9)p	(11.1)p	20.8p

Diluted earnings/(loss) per share pro forma	(12.6)p	(11.8)p	19.9p

Basic earnings/(loss )per American Depositary share as reported	(119)p	(111)p	210p

Basic earnings/(loss )per American Depositary share pro forma	(126)p	(118)p	201p

Diluted earnings/(loss) American Depositary share as reported	(119)p	(111)p	208p

Diluted earnings/(loss) American Depositary share proforma	(126)p	(118)p	199p

BRITISH AIRWAYS Plc AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (continued)

43 Differences between United Kingdom and United States Generally Accepted Accounting (continued)

Effect of new US Accounting Standards adopted in year ended March 31, 2003

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ('SFAS') No. 142 - 'Goodwill and Other Intangible Assets' ('SFAS 142'). This standard became effective for the year ended March 31, 2003 and requires goodwill and other intangible assets with indefinite lives to be capitalized and not amortized, but tested for impairment on an annual basis or on an interim basis when a triggering event occurs. SFAS 142 requires a two-step process in evaluating goodwill for impairment. The first step requires the comparison of the fair value of each reporting unit to its carrying value. If the fair value of a reporting unit exceeds its carrying value, then no further testing is required. If the carrying value of a reporting unit exceeds its fair value however, a second step is required to determine the amount of the impairment charge, if any. Any impairment charge is recognized if the carrying value of a reporting unit exceeds its implied fair value.

The Group adopted SFAS 142 as at April 1, 2002. The Group recognized a goodwill impairment charge of Sterling 399 million following its first annual impairment review (see Note 43 to the Financial Statements).

On April 1, 2002, SFAS No. 144 'Accounting for the Impairment or Disposal of Long-Lived Assets' ('SFAS 144') was adopted by the Group. SFAS 144 supersedes SFAS 121 and, while retaining many of the recognition and measurement provisions of SFAS 121, it excludes goodwill and intangible assets not being amortized from its impairment provisions and significantly changes the criteria that have to be met in order to classify long-lived assets as held-for-sale. SFAS 144 also supersedes the provisions of APB 30 with regard to reporting the effects of a disposal of a business segment and requires expected future operating losses from discontinued operations to be reported in periods in which the losses are incurred rather than of the measurement date. In addition, more dispositions will qualify for discontinued operations treatment in the income statement. The adoption of SFAS 144 has not had a material impact on the Group's financial statements as reported under US GAAP.

SFAS No. 146 'Accounting for Costs Associated with Exit or Disposal Activities', ('SFAS 146') was issued in June 2002 and adopted by the Group in the year ended March 31, 2003. SFAS 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan and it is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The adoption of SFAS 146 had no material impact on the Group's financial statements.

In November 2002, the FASB published Interpretation No. 45, 'Guarantor's Accounting and Disclosure requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others' (FIN 45). FIN 45 expands on the accounting guidance of other SFASs. FIN 45's provisions for initial recognition and measurement should be applied to guarantees issued or modified after December 31, 2002. No additional disclosures were required in respect of FIN 45 for the year ended March 31, 2003 and there was no material impact on the Group's Financial Statements.

In December 2002, the FASB issued SFAS No. 148 'Accounting for Stock-Based Compensation -- Transition and Disclosure ('SFAS 148') which amends SFAS No. 123, 'Accounting for Stock Based Compensation' ('SFAS 123'), by revising the methods of transition for a voluntary change to fair value based method of accounting for stock-based employee compensation. SFAS 148 also requires additional disclosure relating to stock-based employee compensation. The Group adopted SFAS 148 during the current year as it relates to the additional disclosure required for registrants that account for employee stock-based compensation under Accounting Principles Board Opinion 'Accounting for Stock Issued to Employees' ('APB 25') and related interpretations.

Impact of New US Accounting Standards not yet adopted

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143, 'Accounting for Asset Retirement Obligations' ('SFAS 143'). SFAS 143 requires companies to record liabilities equal to the fair value of their asset retirement obligations when they are incurred, for example recognition of return lease conditions when the aircraft is first utilized. Over time, the liability accredited for the change in present value each period, and the initial capitalized cost is depreciated over the useful life of the related asset. SFAS 143 is effective for accounting periods beginning after June 15, 2002. The provisions of SFAS 143 are similar to the accounting policy used by the Group in preparing its financial statements under UK GAAP. The Group does not believe that adoption of this standard will have a material impact on its results.

In April 2003, the FASB issued SFAS No. 149, 'Amendment of Statement 133 on Derivative Instruments and Hedging Activities' ('SFAS 149'). The Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133. This Statement is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The guidance is to be applied prospectively.

In February 2003, the FASB issued SFAS No. 150, 'Accounting for Certain Financial Instruments with Characteristics of Liabilities and Equity' ('SFAS 150'), which is effective for the year ending March 31, 2004. SFAS 150 establishes standards for the classification of liabilities in the financial statements that have characteristics of both liabilities and equity. The Company has not yet determined the effect of adopting SFAS 150 on its results of operations and shareholders' interest as adjusted to accord with US GAAP.

In January 2003, the FASB published Interpretation No. 46 'Consolidation of Variable Interest Entities' (FIN 46). Under FIN 46 the party with the majority of the variability in gains and losses of a variable interest entity is the primary beneficiary of the entity and is required to consolidate the variable interest entity.

The Group has an investment in The London Eye Company Limited. The principal activity of the Company is the operation of a visitor attraction,

British Airways London Eye. Though not fulfilling the legal definition of a subsidiary undertaking, the Group carries substantially all the risk and rewards of ownership and therefore the Group's investment in The London Eye Company Limited is accounted for as a Quasi-subsidiary under UK GAAP and is therefore fully consolidated as described in the Note 1 Accounting policies.

Under US GAAP, the Group currently accounts for its investment as an associated undertaking. On adoption of FIN 46, which will apply to the Group's March 31, 2004 financial statements, there is a reasonable possibility that the investment will meet the FIN 46 definition of a 'variable interest entity' and as such the investment in The London Eye Company would be fully consolidated. Summarized financial information for The London Eye Company is set out in Note 20 to the financial statements.

BRITISH AIRWAYS Plc AND SUBSIDIARIES
VALUATION AND QUALIFYING ACCOUNTS
					SCHEDULE II

		Additions
Description	Balance at beginning of year	Charged to costs and expenses	Charged to other accounts	Deductions	Balance at end of year
Year ended March 31, 2003
Allowances for bad and doubtful accounts	40	20	---	(32)	28
Allowances against cash and bank balances which are not remittable or are slow moving	11	---	---	(3)	8

Year ended March 31, 2002
Allowances for bad and doubtful accounts	37	25	---	(22)	40
Allowances against cash and bank balances which are not remittable or are slow moving	11	---	---	---	11

Year ended March 31, 2001
Allowances for bad and doubtful accounts	36	9	---	(8)	37
Allowances against cash and bank balances which are not remittable or are slow moving	6	5	---	---	11