Form 20-F
period 2004-03-31
BRITISH AIRWAYS PLC
filed 2004-08-02
CIK 809023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: March 31, 2004
or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-9384

BRITISH AIRWAYS Plc
(Exact name of Registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Waterside, PO Box 365, Harmondsworth, UB7 0GB England
(Address of principal executive offices)

          Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

American Depositary Shares	New York Stock Exchange
Ordinary Shares of 25p each	New York Stock Exchange*

* Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

          Securities registered or to be registered pursuant to Section 12(g) of the Act: None

          Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

          Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares of 25p each	1,082,845,212

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

INTRODUCTORY NOTE

          Unless the context indicates otherwise, the “Company”, “BA” or “British Airways” refers to British Airways Plc and “BA Group” or “Group” refers to British Airways, its subsidiaries and its quasi-subsidiary. “Airline” refers to British Airways Plc, British Airways CitiExpress Limited, dba (formerly Deutsche BA Luftfahrtgesellschaft mbh) (until June 30, 2003), and for historical comparatives Air Liberté. “Qantas” refers to Qantas Airways Limited and “Iberia” refers to Iberia Lineas Aéreas de Espana, S.A..

          BA publishes its Financial Statements expressed in UK (“UK”) pounds Sterling. In this document references to “US Dollars”, “US $”, or “$” are to US (“US”) Dollars, references to “pounds Sterling”, “Sterling” or “£” and “pence” or “p” are to UK currency, references to “Japanese Yen”, “Yen” or “¥” are to the currency of Japan, references to “Euro” or “€” are to the currency of the European Union and references to “A$” are to Australian Dollars. For the convenience of the reader, this document contains translations of certain pounds Sterling amounts to US Dollars at $1.8400 to £1.00, the noon buying rate in New York City for cable transfers in pounds Sterling as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on March 31, 2004.  These translations should not be construed as representations that the pounds Sterling amounts actually represent such US Dollar amounts or could be converted into US Dollars at the rate indicated. The Noon Buying Rate on June 30, 2004 was  $1.8124 to £1.00. For historical information regarding rates of exchange between US Dollars and pounds Sterling, see “Item 3 — Key Information — Exchange Rates”. For a discussion of the Group’s exposure to exchange rate fluctuations arising from its operations, see “Item 5 — Operating and Financial Review and Prospects —Other Matters — Foreign Currency Risk” and “Item 11 — Quantitative and Qualitative Disclosures about Market Risk – Foreign Currency Risk”.

          Cash dividends, if any, paid by BA will be in pounds Sterling, and exchange rate fluctuations will affect the US Dollar amounts received by holders of American Depositary Shares (“ADS”) on conversion of such dividends. Moreover, fluctuations in the exchange rates between pounds Sterling and the US Dollar will affect the US Dollar equivalent of the pounds Sterling price of the ordinary shares of the Company (the “Ordinary Shares”) on the London Stock Exchange, and, as a result, are likely to affect the market price of the ADS traded on the New York Stock Exchange in the US.

          The Company’s fiscal year ends on March 31 of each year, and references herein to “fiscal year” or “fiscal” are to the year ended March 31 of the year specified.

          Certain information contained in this report, including, without limitation, in “Item 4 — Information on the Company” and “Item 8 — Financial Information — Legal Proceedings” as well as certain statements made throughout “Item 5 — Operating and Financial Review and Prospects” and “Item 11 — Quantitative and Qualitative Disclosures about Market Risk” are forward-looking and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward-looking statements. Forward-looking statements included in this document and in documents incorporated herein by reference generally may be identified by the words “will”, “expects”, “plans”, “anticipates”, “intends”, and similar expressions that indicate the statement addresses the future. Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Company’s plans and objectives for future operations, including, without limitation, discussions of the Company’s Future Size and Shape (“FSAS”) program, cost reductions, aircraft financing, expected future revenues, financing plans and expected expenditures and divestments. All forward-looking statements in this report are based upon information known to the Company at the time of such statement. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. It is not reasonably practicable to itemize all of the many factors and specific events that could cause the Company’s forward-looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy. Some factors that could significantly affect expected capacity, load factors, yields, revenues, expenses, unit costs, capital expenditures, cash flows and margins include the airline pricing environment, customer demand, fuel and other commodity costs, capacity decisions of other carriers, cost of safety and security measures, actions of the UK and other governments, foreign currency exchange rate fluctuations, inflation, the economic environment of the airline industry, the general economic environment, the commencement or escalation of hostilities, terrorist activities, health scares, the ability to reach labor and wage agreements, industrial actions such as strikes, compensation levels in the industry, the status of the Company’s relationships with the union groups, and other factors discussed herein, including under “Item 3 — Key Information — Risk Factors”.

SPECIALIST TERMS

Available seat kilometers (ASK)	the number of seats available for sale multiplied by the distance flown

Available tonne kilometers (ATK)	the number of tonnes of capacity available for the carriage of passengers and cargo multiplied by the distance flown

Revenue passenger kilometers (RPK)	the number of revenue passengers carried multiplied by the distance flown

Cargo tonne kilometers (CTK)	the number of revenue tonnes of cargo (freight and mail) carried multiplied by the distance flown

Revenue tonne kilometers (RTK)	the number of revenue tonnes of cargo and passengers carried multiplied by the distance flown

Load factor	the percentage relationship of revenue passengers and/or cargo carried to capacity available

Passenger load factor	RPK expressed as a percentage of ASK

Overall load factor	RTK expressed as a percentage of ATK

Frequent flyer RPKs as a percentage of total RPKs

the amount of frequent flyer RPKs expressed as a percentage of total RPKs is indicative of the proportion of total passenger traffic that is represented by redemption of frequent flyer miles in the year

Passenger yield	passenger revenue from airline operations divided by RPK

Total traffic revenue per RTK	revenue from total traffic (passenger scheduled and non-scheduled and cargo) divided by RTK

Total traffic revenue per ATK	revenue from total traffic (passenger scheduled and non-scheduled and cargo) divided by ATK

Codesharing	co-operation between two airlines where one airline sells tickets using its own flight code for the other airline’s flight

Punctuality	the industry’s standard measured as the percentage of flights departing within 15 minutes of schedule

Regularity	the percentage of flights completed to flights scheduled, excluding flights canceled for commercial reasons

Unduplicated route kilometers	all scheduled flight stages counted once, regardless of frequency or direction

Manpower equivalent (MPE)	number of employees adjusted for part-time workers, overtime and contractors

PART 1

Item 1 — Identity of Directors, Senior Management and Advisers

          Not applicable.

Item 2 — Offer Statistics and Expected Timetable

          Not applicable.

Item 3 — Key Information

Selected Financial Data

          The summarized financial information (expressed in pounds Sterling) set out below is derived from the audited consolidated Financial Statements of the Group presented elsewhere herein or otherwise included in BA’s annual reports and which were audited by Ernst & Young LLP, independent registered public accounting firm. The data should be read in conjunction with, and are qualified in their entirety by reference to, such Financial Statements and accompanying notes included elsewhere in this report.

Group Profit and Loss Account

	Year ended March 31

	2004	2004		2003		2002		2001		2000

	(in millions, except per Ordinary Share amounts)

	$ (1)	£		£		£		£		£
Amounts in accordance with UK GAAP
Turnover	13,910	7,560		7,688		8,340		9,278		8,940
Cost of sales	(12,895)	(7,008)		(7,263)		(8,291)		(8,757)		(8,679)

Gross profit	1,015	552		425		49		521		261

Administrative expenses	(270)	(147)		(130)		(159)		(141)		(177)

Operating profit/(loss)	745	405		295		(110)		380		84

Share of operating profit in associates	107	58		39		22		64		75

Total operating profit/(loss) including associates	852	463		334		(88)		444		159

Other income and charges	24	13		(4)		21		1		5
(Loss)/profit on sales of fixed assets and investments	(85)	(46)		60		145		(69)		249
Net interest payable	(368)	(200)		(255)		(278)		(226)		(408)

Profit/(loss) before tax	423	230		135		(200)		150		5

Tax	(156)	(85)		(50)		71		(69)		(56)

Profit/(loss) after tax	267	145		85		(129)		81		(51)

Equity minority interests	(2)	(1)		—		(1)		(2)		—
Non-equity minority interests	(26)	(14)		(13)		(12)		(12)		(11)

Profit/(loss) for the year	239	130		72		(142)		67		(62)
Dividends	—	—		—		—		(193)		(195)

Retained profit/(loss) for the year	239	130		72		(142)		(126)		(257)

Earnings/(loss) per Ordinary Share (2)
Basic	0.22	12.1	p	6.7	p	(13.2	)p	6.2	p	(5.8	)p
Diluted	0.22	12.1	p	6.7	p	(13.2	)p	6.2	p	N/a
Basic weighted average number of shares	1,070	1,070		1,073		1,076		1,075		1,075

Diluted weighted average number of shares	1,070	1,070		1,073		1,078		1,085		1,075

Amounts in accordance with US GAAP (3):
Net income/(loss) for the year before cumulative effect of change in accounting principle	729	396		(115)		(123)		244		(371)

Cumulative effect on prior years of adopting SAB 101	—	—		—		—		—		(80)

Net income/(loss) for the year	729	396		(115)		(123)		244		(451)

Per Ordinary Share (3)
Basic
Net income/(loss) for the year before cumulative effect of change in accounting principle	0.68	37.0	p	(10.7	)p	(114	)p	22.7	p	(34.5	)p

Foot note page 8

Cumulative effect on prior years of adopting SAB 101	—	—		—		—		—		(7.4	)p

Net income/(loss) for the year	0.68	37.0	p	(10.7	)p	(11.4	)p	22.7	p	(41.9	)p

Diluted
Net income/(loss) for the year before cumulative effect of change in accounting principle	0.66	36.1	p	(10.7	)p	(11.4	)p	22.5	p	(34.5	)p
Cumulative effect on prior years of adopting SAB 101	—	—		—		—		—		(7.4	)p

Net income/(loss) for the year	0.66	36.1	p	(10.7	)p	(11.4	)p	22.5	p	(41.9	)p

Per American Depositary Share (4)
Basic
Net income/(loss) for the year before cumulative effect of change in accounting principle	6.80	370	p	(107	)p	(114	)p	227	p	(345	)p
Cumulative effect on prior years of adopting SAB 101	—	—		—		—		—		(74	)p

Net income/(loss) for the year	6.80	370	p	(107	)p	(114	)p	227	p	(419	)p

Diluted
Net income/(loss) for the year before cumulative effect of change in accounting principle	6.64	361	p	(107	)p	(114	)p	225	p	(345	)p
Cumulative effect on prior years of adopting SAB 101	—	—		—		—		—		(74	)p

Net income/(loss) for the year	6.64	361	p	(107	)p	(114	)p	225	p	(419	)p

Footnote on page 8

Balance Sheet

	At March 31

	2004	2004	2003	2002	2001	2000

	(in millions, except per Ordinary Share amounts)
	$ (1)	£	£	£	£	£

Amounts in accordance with UK GAAP

Fixed assets
Intangible assets Goodwill and landing rights	309	168	164	140	84	87

Tangible assets
Fleet, property and equipment	15,892	8,637	9,487	10,474	10,638	10,202

Investments	1,034	562	524	489	426	567

	17,235	9,367	10,175	11,103	11,148	10,856

Current assets	5,088	2,765	2,725	2,559	2,550	2,659

Creditors: amounts falling due within one year	(5,513)	(2,996)	(2,904)	(3,201)	(3,308)	(3,366)

Net current liabilities	(425)	(231)	(179)	(642)	(758)	(707)

Total assets less current liabilities	16,810	9,136	9,996	10,461	10,390	10,149

Creditors: amounts falling due after more than one year	(10,094)	(5,486)	(6,553)	(7,097)	(6,901)	(6,728)

Provisions for deferred tax	(2,092)	(1,137)	(1,062)	(1,031)	(1,094)	(1,047)
Provisions for liabilities and charges	(156)	(85)	(107)	(126)	(70)	(81)

	4,468	2,428	2,274	2,207	2,325	2,293

Capital and reserves
Called up share capital	499	271	271	271	271	270
Reserves	3,582	1,947	1,787	1,745	1,850	1,830

Total equity shareholders’ funds	4,081	2,218	2,058	2,016	2,121	2,100

Equity minority interest	19	10	10	9	18	16
Non equity minority interest	368	200	206	182	186	177

	387	210	216	191	204	193

	4,468	2,428	2,274	2,207	2,325	2,293

Amounts in accordance with US GAAP (3)			Restated (3)	Restated (3)	Restated (3)	Restated (3)

Fixed assets
Intangible assets Goodwill and landing rights	171	93	91	434	395	464

Tangible assets
Fleet, property and equipment	15,871	8,626	9,264	10,073	10,209	9,985

Investments..	1,049	570	530	505	488	706

	17,091	9,289	9,885	11,012	11,092	11,155

Current assets	6,773	3,681	3,370	2,983	2,687	2,607

Creditors: amounts falling due within one year	(5,976)	(3,248)	(3,117)	(3,378)	(3,326)	(3,371)

Net current assets/(liabilities)	797	433	253	(395)	(639)	(764)

Total assets less current liabilities	17,888	9,722	10,138	10,617	10,453	10,391

Creditors: amounts falling due after more than one year	(11,800)	(6,413)	(7,058)	(7,103)	(6,911)	(6,743)

Provision for deferred tax	(2,282)`	(1,240)	(1,120)	(1,117)	(937)	(1,077)

Footnote page 8

Provisions for liabilities and charges	(156)	(85)	(107)	(126)	(70)	(81)

	3,650	1,984	1,853	2,271	2,535	2,490

Capital and reserves
Called up share capital	499	271	271	271	271	270
Reserves	2,765	1,503	1,366	1,809	2,060	2,027

Total equity shareholders funds	3,264	1,774	1,637	2,080	2,331	2,297

Equity minority interests	18	10	10	9	18	16
Non-equity minority interest	368	200	206	182	186	177

	386	210	216	191	204	193

	3,650	1,984	1,853	2,271	2,535	2,490

(1)	Translations of pounds Sterling into US Dollars have been made at the Noon Buying Rate on March 31, 2004 of £1.00 = US$1.8400.

(2)	See Note 12 to the Financial Statements for a discussion of the weighted average number of shares outstanding for basic and diluted calculations for the relevant period.

(3)

BA prepares its Financial Statements in accordance with accounting principles generally accepted in the UK (“UK GAAP”) which differ in certain respects from US generally accepted accounting principles (“US GAAP”). A discussion of the significant differences between UK GAAP and US GAAP and reconciliations of net income and shareholders’ equity from a UK GAAP basis to a US GAAP basis are set out in Note 45 to the Financial Statements.

Fiscal 2003 to Fiscal 2000 amounts restated to reflect the adoption of FIN 46 – Consolidation of Variable Interest Entities.  Fiscal 2003 Balance Sheet restated to reflect minimum pension liability and related intangible asset and deferred tax.  See Note 45 to the Financial Statements.

(4)	Each ADS represents ten Ordinary Shares.

Group Operating Statistics (1)

	Year ended March 31

	2004	2003	2002	2001	2000

Airline Operations
Traffic and capacity
Revenue passenger km (RPK)(m)	103,092	100,112	106,270	123,197	127,425
Available seat km (ASK)(m)	141,273	139,172	151,046	172,524	183,158
Passenger load factor (%)	73	72	70	71	70
Cargo tonne km (CTK)(m)	4,461	4,210	4,033	4,735	4,584
Revenue tonne km (RTK)(m)	14,771	14,213	14,632	16,987	17,215
Available tonne km (ATK)(m)	21,859	21,328	22,848	25,196	25,840
Overall load factor (%)	68	67	64	67	67
Passengers carried (000)	36,103	38,019	40,004	44,462	46,578
Tonnes of cargo carried (000)	796	764	755	914	909
Frequent flyer RPKs as a percentage of total RPKs (%) (2)	4	4	4	3	2
Financial
Passenger yield see definition under specialist terms (p)	6	7	7	6	6
Cargo revenue per CTK (p)	10	12	12	12	12
Average fuel price (US cents/US gallon)	94	86	81	104	71
Operations
Unduplicated route km (000)	657	693	814	755	751
Punctuality (% within 15 minutes)	81	76	81	79	81
Regularity (%)	99	98	99	98	99

Total Group Operations
Financial
Interest cover (times)(3)	2.1	1.5	0.4	1.5	1.0
Operating margin (%)(4)	5.4	3.8	(1.3)	4.1	0.9
Net debt/total capital ratio (%)(5)	53.8	60.7	66.0	64.5	63.9
Scheduled (passenger, freight and mail) and non scheduled services revenue per RTK (p)	47	50	52	50	47
Scheduled (passenger, freight and mail) and non scheduled services revenue per ATK (p)	32	33	33	33	31
Net operating expenditure per RTK (p)(6)	44	48	52	47	47
Net operating expenditure per ATK (p)(6)	30	32	34	32	31
Operations
Average manpower equivalent (MPE)	49,072	53,440	60,468	62,844	65,640
RTKs per MPE (000)	301.0	266.0	242.0	270.3	262.3
ATKs per MPE (000)	445.4	399.1	377.9	400.9	393.7
Aircraft in service at year end	291	330	360	338	366
Aircraft utilization (average hours per aircraft per day)	9.21	8.91	8.32	8.79	9.79

(1)

Operating statistics do not include those of associated undertakings (Qantas, Comair and Iberia) and franchisees (British Mediterranean Airways, GB Airways, Loganair, Sun-Air (Scandinavia) and Regional Air). On October 31, 2003 Maersk (UK) ceased to operate as a franchisee.

(2)	The carriage of passengers on Frequent Flyer Programs is evaluated on a ticket by ticket basis.

(3)

The number of times profit/(loss) before tax excluding net interest payable covers the net interest payable.  For the purposes of calculating the interest cover ratio, retranslation charges/(credits) are excluded from net interest payable as they are unrealized at year end.  Interest cover is not a financial measure under UK GAAP or US GAAP.  However, management believes this measure is useful to investors when analyzing the Company’s ability to meet its interest commitments from current earnings.

The following table shows a reconciliation of net interest payable excluding translation charges/(credits) and the interest cover ratio (before adjustment for retranslation charges/(credits)) for each of the five most recent financial years:

	Year ended March 31

	2004	2003	2002	2001	2000

	(£ millions (except ratios))

Profit before tax	230	135	(200)	150	5

Net interest payable	(200)	(255)	(278)	(226)	(408)
Add back :
Retranslation charges/(credits)	(16)	8	(46)	(71)	136

	(216)	(247)	(324)	(297)	(272)

Interest cover (before adjustment for retranslation charges/(credits))	2.1	1.5	0.4	1.5	1.0

(4)

Operating profit/(loss) as a percentage of turnover. Turnover comprises revenue from: passenger revenue (scheduled services and non scheduled services), cargo services and other revenue.  See Note 2 to the Financial Statements with respect to turnover.

(5)	Net debt as a percentage of total capital.

Net debt is defined as the total of loans, finance leases and hire purchase liabilities, plus Convertible Capital Bonds, net of short-term loans and deposits and cash less overdrafts. See Note 24 to the Financial Statements for details of the calculation of net debt.

Total capital is defined as the total of capital, reserves, minority interests, net debt and deferred tax. Total capital and net debt/total capital percentage are not financial measures under UK GAAP or US GAAP.  Similarly, net debt adjusted to include obligations under operating leases (as presented in “Item 5 – Operating and Financial Review and Prospects – Results of Operations”) is not a financial measure under UK GAAP or US GAAP.  However, management believe these measures are useful to investors when analyzing the extent to which the Company is funded by debt compared to shareholders’ funds.  Deferred tax has been added back in calculating total capital.

The following table shows a reconciliation of total capital to total shareholders’ funds and the net debt/capital percentage for each of the five most recent financial years:

	At March 31

	2004	2003	2002	2001	2000

	(£ millions (except ratios))

Net debt	4,158	5,149	6,294	6,223	5,916

Capital and reserves	2,218	2,058	2,016	2,121	2,100
Add minority interests	210	216	191	204	193

Total shareholders’ funds	2,428	2,274	2,207	2,325	2,293
Add back :
Net debt	4,158	5,149	6,294	6,223	5,916
Provision for deferred tax	1,137	1,062	1,031	1,094	1,047

Total capital	7,723	8,485	9,532	9,642	9,256

Net debt/capital percentage	53.8	60.7	66.0	64.5	63.9

(6)

Net operating expenditure is total operating expenditure less other revenue.  Net operating expenditure, net operating expenditure per RTK and net operating expenditure per ATK are not financial measures under UK GAAP or US GAAP.  However, management believe these measures are useful to investors as they provide further analysis of the performance of the Group’s main business activity i.e. airline operations.  The Board of Directors reviews this measure internally on a monthly basis as an indication of management’s performance in reducing costs.

The following table shows a reconciliation of net operating expenditure to total operating expenditure, total operating expenditure per RTK and total operating expenditure per ATK for each of the five most recent financial years:

	Year ended March 31

	2004	2003	2002	2001	2000

	(£ millions (except ratios))

Total operating expenditure	7,155	7,393	8,450	8,898	8,856
Less: other revenue	(607)	(614)	(769)	(846)	(848)

Net operating expenditure	6,548	6,779	7,681	8,052	8,008

RTKs	14,771	14,213	14,632	16,987	17,215

ATKs	21,859	21,328	22,848	25,196	25,840

Total operating expenditure per RTK	48	52	58	52	51

Total operating expenditure per ATK	33	35	37	35	34

Exchange Rates

          The Noon Buying Rate expressed in US Dollars to pounds Sterling as of June 30, 2004 was $1.8124. The following table sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate, expressed in US Dollars to £1.00. For a discussion of the impact of exchange rates on the Group’s business, see “Item 5 — Operating and Financial Review and Prospects — Other Matters — Foreign currency risk” and “Item 11 — Quantitative and Qualitative Disclosures about Market Risk – Foreign currency risk”.

Fiscal year	Period End	Average(1)	High	Low

	$	$	$	$
2000	1.59	1.61	1.65	1.58
2001	1.42	1.47	1.56	1.42
2002	1.43	1.43	1.48	1.37
2003	1.58	1.55	1.65	1.43
2004	1.84	1.71	1.90	1.55

Month

January 2004			1.85	1.78
February 2004			1.90	1.82
March 2004			1.87	1.79
April 2004			1.86	1.77
May 2004			1.84	1.75
June 2004			1.84	1.81

(1)	The average of the Noon Buying Rates on the last day of each month during the fiscal year.

Risk Factors

          This section describes some of the risks that could affect the Group’s business and results of operations. These factors should be considered in conjunction with the cautionary statement regarding forward-looking statements contained in the “Introductory Note” on page 3.

          The commercial airline industry is highly competitive and the market for air travel has experienced, and the Group expects will continue to experience, significant changes. In addition, the Group’s future performance is subject to a variety of factors over which it has little or no control, including adverse governmental regulation in the UK, the European Union (“EU”) or elsewhere, fluctuations in jet fuel prices, terrorism, adverse changes in economic conditions, adverse changes in the demand for air travel, the availability of financing and fluctuations in currency and interest rates. The Company’s results may also be affected by operational and information technology (“IT”) risks as well as by labor relations and pension costs.  There are likely to be other risks that the Group has not identified in this report that could have an adverse effect on the Group’s business, revenues, operating profit, net assets, liquidity and capital resources, such as war and changes in the insurance market.  Changes in accounting standards may also affect the Company’s reported results.  Beginning with the fiscal year 2006, the Company expects to shift from UK GAAP to IFRS for financial reporting purposes.  This shift could affect the Company’s reported results and could cause the price of the Company’s securities to fluctuate.

Competition in the Airline Industry

          The markets in which the Group operates are highly competitive. The Group faces competition from other airlines on its routes, as well as from indirect flights, charter services and from other forms of transport. The Group’s pricing decisions are affected by many factors, including competition from other airlines, some of which have cost structures that are lower than the Group’s or have other competitive advantages and therefore may be able to operate at lower fare levels. Fare discounting by competitors has historically had a negative effect on the Group’s financial results because the Group is generally required to respond to competitors’ fares to maintain passenger traffic. There can be no assurance that the adverse effects of any future fare reduction or other competitive factors would be offset by increases in passenger traffic, reductions in costs or changes in the mix of traffic that improve yields.

Government Regulation

          The Group’s operations are subject to a high degree of EU, UK and foreign government regulation covering most aspects of the airlines’ operations, including route flying rights, fare setting, operational standards (the most important relating to safety, security and aircraft noise), airport access and arrival and departure times at airports (“slots”) availability. Furthermore, British airlines are affected by more general EU, UK and foreign governmental policies and their implementation. Future operating and financial results may vary based upon the effects of such regulation, including the granting and timing of certain governmental approvals needed for new and existing alliances, codesharing agreements and other arrangements with other airlines, restrictions on competitive practices, and the costs of meeting customer service standards and aircraft noise restrictions.  For example BA and AA have been unable to secure US antitrust and EU competition law immunity to further the extent of their co-operation through the oneworld alliance while certain US and EU based airlines in other alliances have received limited immunity.

          Changes in the regulation of aviation may also affect the airline’s performance.  The UK and other Member States have recently ceded competence to the European Commission for negotiation of route rights to countries outside the EU.  It is not possible to predict the terms on which the EU might conclude on an ‘open skies’ agreement with the US and therefore it is not possible to predict its impact on the airline.  In relation to slots, the EU is reviewing the slot regulation and has indicated that it does not support the current position under English  law.  This could affect the Company’s ability to trade in slots in the future.

Government Support for the Group and Competing Airlines

          In response to the events of September 11, 2001, the UK government, under the European Union’s program of exceptional support for airlines, granted the Group £22 million in compensation and acted as insurer of last resort for 13 months. The Group is not permitted to conduct many of its operations without insurance. If market conditions similar to those following September 11, 2001 recur, the Group might require further government assistance to avoid impairment or interruption of its operations.  A failure to obtain such assistance could have a material adverse effect on the Group’s operations and financial condition.  In addition, other governments, including the US government, have and may continue to provide financial and other support for their domestic airlines that is more significant than the government support provided to the Group.  State aid for the aviation industry, whilst not technically lawful in Europe, remains on the political agenda, as does the differing nature of the insolvency laws of different countries.  Disparate levels of government assistance between the Group and other airlines could place the Group at a competitive disadvantage and have an adverse effect on the Group’s operating and financial results.

Jet Fuel Prices

          Jet fuel prices are a significant component of the Group’s cost structure and have been and could be highly volatile. While the Group endeavors to hedge part of the jet fuel price volatility, due to the competitive nature of the airline industry and other factors, including the price-sensitivity of the demand for air travel, increases and fluctuations in the price of jet fuel may have an adverse effect on the Group’s operations and financial performance.

Effects of Terrorist Activities and Similar Events

          The events of September 11, 2001 had, and continue to have, an adverse effect on the Group’s operating and financial results.  Following these events, the Group experienced significant decreases in turnover, increases in security and other costs, higher ticket refunds, lower yield and load factors and higher insurance costs.  The airline industry has not recovered from these shocks and suffered further setbacks with the Iraq war in the spring of 2003.  The effects of the events of September 11, 2001, the threat or occurrence of other terrorist attacks or the commencement or escalation of hostilities (or the threat thereof) have had and could continue to have an adverse effect on the demand for air travel and the Group’s operating and financial results.

          Following the events of September 11, 2001, airlines found it impossible to obtain adequate insurance cover without government support.  Similar disruptions in the insurance market or withdrawal of cover for key risks could have an adverse impact on the Group’s operating and financial results.

          Other catastrophic events or natural disasters, not necessarily related to aviation, could also have an adverse impact on the Group’s operating and financial results.

Economic and Other Conditions

          The demand for air travel and, accordingly, the Group’s operating and financial results may be affected by changes in local, regional, national and international economic conditions.  Significant and prolonged downturns in economic conditions would be likely to have an adverse effect on the Group.  In addition, other demand-related factors such as health concerns, perceptions of airline safety and adverse weather conditions could have an adverse effect on the operations and financial results of the Group.  For example, the outbreak of SARS in 2003, and the foot and mouth epidemic in 2001, caused declines in demand for certain of the Group’s routes.  Claims against the Company and other airlines in relation to deep venous thrombosis are currently subject to litigation in the UK and other countries.

Availability of Future Financing; Interest Rate and Other Financing Risks

          In the wake of the events of September 11, 2001, the subsequent war in Iraq and the Severe Acute Respiratory Syndrome (“SARS”) outbreak and because of the resulting adverse operating environment and uncertainty, the Group raised additional funds to increase its liquidity. The Group had, at March 31, 2004, over £2 billion in cash and deposits and committed facilities.  Although the Group believes that it would be able to return to the capital markets to raise additional funds, there can be no assurance that the airline industry, fleet and other assets will continue to be as attractive to lenders.  In addition, the Group’s ability to access one of its committed facilities of US$393 million is subject to the Group’s Standard & Poor’s corporate credit rating.  However, the Group’s corporate rating stands at BB+ (stable), which is well above the lowest level B-, at which the facility can be drawn.  Once the facility is drawn there are no ratings covenants.

          The airline industry is capital intensive and the Company has significant debt and capital commitments.  The Company’s ability to finance its operations and capital needs, and the cost to the Company of financing, may be affected adversely by various factors including financial market conditions. For example, most of the Company’s debt is asset-related, reflecting the attractiveness of aircraft as security to lenders and other financiers.  However, there can be no assurance that aircraft will continue to provide attractive security for lenders. In addition, a significant portion of the Company’s debts are subject to floating interest rates. To manage interest rate risks, the Company enters into swap and other hedging arrangements. Nonetheless, the Company could experience adverse effects from interest or currency rate volatility. The Company’s financing activities are also subject to exchange risks as borrowings and related expenditures may not be denominated in the same currency. For discussion of the Company’s outstanding debt obligations, capital commitments and other obligations as well as interest rate and foreign currency risk, see “Item 5 — Operating and Financial Review and Prospects— Other Matters — Debt and other contractual obligations”, “Item 5 — Operating and Financial Review and Prospects— Other Matters — Foreign currency risk” and “Item 11 — Quantitative and Qualitative Disclosures about Market Risk.”

Uncertainty of Future Collective Bargaining Agreements and Events

          The airline industry is labor intensive.  The Group’s operations could be adversely affected in the event that the Group were not to reach agreement with any labor union representing the Group’s employees or by an agreement with a labor union representing the Group’s employees that contains terms that would prevent the Group from competing effectively with other airlines. As in most labor intensive industries, strikes, work stoppages and other organized labor activities could also have significant adverse effects on operating and financial results.

Pensions

          The Group operates two main defined benefit pension schemes in the UK, the Airways Pension Scheme (“APS”) and the New Airways Pension Scheme (“NAPS”). Both are now closed to new members.

          Under current UK GAAP and applicable UK pension law, actuarial valuations of the schemes are required to be carried out every three years – these determine the assumptions to be used in valuing the scheme assets and liabilities together with the contributions to be made and the expense to be recorded in the profit and loss account.  At the date of the actuarial valuation the market value of the assets of APS and NAPS amounted to £5,421 million and £3,184 million respectively.  The value of the assets represented 101% (APS) and 78% (NAPS) of the value of the benefits that had accrued to members after allowing for assumed increases in earnings.  The actuary determined that annual contributions of £26 million for APS were required from November, 2003.  For NAPS, contributions increased by £107 million per year, with effect from January, 2004 plus Retail Price Index inflation in future years.  The Group has continued to account for pensions in accordance with SSAP 24.  On an FRS17 basis the net pension liability for APS and NAPS together as at March 31, 2004 was £1,067 million (2003: £1,037 million).  British Airways remains committed to its existing pension schemes but the funding increases present a substantial additional cost burden.  The Company and its unions have engaged in discussions regarding the deficit.

Operational and IT Risks

          The Group’s operations, including its ability to deliver customer service, are dependent on the effective operation of its equipment, including its aircraft, maintenance systems and reservation systems, and the commitment of its personnel. BA’s operations are also dependent on the effective operation of the UK National Air Traffic Control Service (NATS), BAA plc and other airport authorities worldwide, and the air traffic control infrastructure in the markets in which the Group operates.  Equipment failures, personnel shortages, air traffic control problems, and other factors that could interrupt operations could adversely affect the Group’s operating and financial results and its reputation.  The Group is also dependent on its IT systems and strategic suppliers such as Amadeus for the performance of its reservations and other critical systems.  The Company’s systems often suffer attacks from hackers and viruses.  Failure of these systems or suppliers could have an adverse impact on the Group’s operating and financial results and its reputation.

Uncertainty in International Operations

          A substantial portion of the Group’s business is international. In addition to the effects of, among other factors, terrorism, hostilities and health scares, the Group’s current international activities and prospects could be adversely affected by factors such as reversals or delays in the opening of foreign markets, exchange controls, currency and political risks, tax and changes in international government regulation of the Group’s operations. For further discussion of the foreign currency risks the Group faces, see “Item 5 — Operating and Financial Review and Prospects — Other Matters — Foreign currency risk” and “Item 11 —Quantitative and Qualitative Disclosures about Market Risk – Foreign Currency Risk”.

Franchise Operations

          Franchisees are subject to similar operational risks, terrorist and other threats and uncertainty in their operations internationally as described above.  Any such events, which have an adverse impact on one of the Company’s franchisees, could also have an adverse impact on the Company.  The safety and security of franchise operations are reviewed as appropriate, though the Company can give no absolute assurance in this regard.

Seasonal and Other Variations

          Traditionally, the Group earns most of its operating profit between April and October each year, as demand is higher during this period, whilst the majority of the Group’s costs are incurred more evenly throughout the year. Accordingly, as a result of seasonality of demand, operating results have and are expected to vary significantly from period to period within the financial year. Various other factors, including those set forth in this report, can also cause operating results to vary significantly from period to period and year to year.

Environmental Matters

          The Group’s operations are covered by a wide range of environmental regulations at local, national and international levels. These regulations cover, among other things, emissions to the atmosphere, disposal of solid waste and aqueous effluents, aircraft noise and other activities incidental to the Group’s business. Future operations and financial results may vary as a result of such regulations. Compliance with these regulations is costly and new regulations could increase the Group’s cost base and adversely affect its operating and financial results. In addition, failure to comply with these regulations could adversely affect the Group in a variety of ways, including adverse effects to the Group’s reputation.

Limitations on Foreign Ownership

          The Company’s Articles of Association provide the board of directors of the Company the authority to limit the right of non-UK persons and the rights of non-European Economic Area (“EEA”) persons to hold or exercise votes in relation to Ordinary Shares of the Company (or ADS in respect thereof) in circumstances where not limiting such holding or voting rights would adversely affect the Group’s current or future operating rights. Non-EEA persons mean persons or entities that are not nationals of a State in the EEA (comprising all the countries of the European Union and of the European Free Trade Area) (“non-EEA”).

          At the Company’s 2002 Annual General Meeting, a special voting share (the “Special Share”) was introduced into the capital of the Company.  This Special Share has no economic value and is held by a special purpose subsidiary of The Law Debenture Trust p.l.c..  The sole function of this arrangement is to protect further the Company’s operating rights by ensuring that the votes cast by the UK shareholders of the Company, taken as a whole, represent a majority.

          The UK government is currently considering the extent to which the EU’s Takeover Directive will be introduced into UK law, the operation of which could have an adverse effect on the operation of the Special Share.

          Accordingly, non-UK and non-EEA persons who hold Ordinary Shares (or ADS in respect thereof) are subject to the risk that their rights in respect of the Ordinary Shares may be limited. For more information, see “Item 10 — Additional Information — Memorandum and Articles of Association — Limitations on Voting and Shareholding”.

Item 4 — Information on the Company

Introduction

          British Airways is one of the world’s leading scheduled international passenger airlines. Its main activity is the operation of international and domestic scheduled passenger airline services. The Group’s principal place of business is London, one of the world’s premier airport locations, which serves a large geographical area and a comparatively high proportion of point-to-point business. The Group also operates a worldwide air cargo business in conjunction with its scheduled passenger services.  The Group currently operates one of the world’s most extensive international scheduled airline route networks, comprising 154 destinations in 75 countries at March 31, 2004. In fiscal 2004, the Group carried more than 36 million passengers on its services.

          British Airways Plc was incorporated in 1983 with Registered Number 1777777.  It is domiciled in England and has its registered offices at Waterside, PO Box 365, Harmondsworth UB7 0GB, England, Telephone: +44 (0) 870 850 9 850. It is a public limited company organized and operating under the laws of England and Wales. Its agent in the US is Paul C. Jasinski, 75-80 Astoria Boulevard, Jackson Heights, NY 11370.

Strategic Developments and Investments

Background

          In 2001, to mitigate the effects of the economic downturn prior to the events of September 11, 2001, the Group adopted a strategy of tight capacity management and cost control. After the events of September 11, 2001, as it became apparent that more drastic action was necessary, the Group undertook a comprehensive review of its cost structures, network operation, fleet complement and business strategies.

Future Size and Shape

          In February, 2002, the results of this review were announced as part of a major package of measures designed to return the Group to profitability. This program, known as FSAS, signaled a significant change in the size of the Company and took further steps to restructure its cost base over the two years to March 31, 2004.

          The FSAS program set out to simplify the business to drive cost reduction (particularly manpower), to restructure the European shorthaul business to provide a competitive response to the no-frills carriers, to endorse and accelerate the Group’s existing fleet and network strategy unveiled in 1999 and to accelerate the strategy to ‘de-hub’ operations at Gatwick.

Cost Reduction

          Cost reduction targets were exceeded for all the FSAS programs – manpower costs, distribution, procurement and information technology.

          In addition to the cost programs, targets were also set and achieved for manpower, capital spend and disposals.

Restructuring of the Shorthaul Business

          The FSAS program outlined further significant changes to the shorthaul business. These included changes to the shorthaul pricing structure, offering passengers lower fares and greater flexibility, which were rolled out from May, 2002 and are now substantially complete.  As part of the drive to reduce global distribution costs, payments to travel agents in the UK for shorthaul bookings have been reduced and BA’s lowest available fares are now available on its website.  The website, www.ba.com, was significantly changed and usage has increased significantly with approximately 50% of shorthaul non-premium point-to-point bookings now made online.

Fleet and Network Strategy

          The fleet and network strategy aims to match capacity more closely to demand, simplify the fleet and reduce exposure to unprofitable markets whilst selectively growing capacity in profitable markets.  Through increased aircraft utilization and network restructuring fleet numbers have steadily decreased.  In fiscal 2004 the number of aircraft in service was reduced by 39 to 291, of which 16 related to the disposal of the Company’s German subsidiary, dba, and five related to the retirement of its fleet of Concorde aircraft during the year.  The decision to retire Concorde was made for commercial and operational reasons with passenger revenue falling steadily against a backdrop of rising maintenance costs for the aircraft.

          The Company’s overhaul of its wide-bodied aircraft is complete.  Currently the Group has no further orders for wide-bodied aircraft. In shorthaul, three Airbus A320 aircraft were delivered during the year, replacing Boeing 737 aircraft.  During the year the Group rationalized its turboprop operations, reducing from a fleet of 28 aircraft of three different types to a fleet of ten aircraft of a single type.

          BA has confirmed future deliveries for three Airbus A319s, three A320s and ten A321s; of these, six A321s will be delivered in fiscal 2005.

See “Item 4 – Information on the Company – Airline Fleet”.

Gatwick Operations

          In December, 2000 our plan to ‘de-hub’ Gatwick was announced.  As a result of the changes and simplification introduced, the number of seats flying out of Gatwick by March, 2004 has halved since 1999.  The Company now operates a fleet of 44 aircraft from Gatwick compared to 68 in 1999.

Simplification

          Simplification of the business was a core principal of the FSAS program.  It remains a key priority for the Company.  While much progress has been made in the areas of fleet, IT, executive club and engineering inventory, to give a few examples, more work needs to be done to make the business less complex for both our customers and our staff.

Current Initiatives

          Given the challenging trading environment that the airline industry continues to face, the focus on controlling costs has not ended with the completion of FSAS.  In conjunction with its annual business plan process, the Company has announced two further cost saving programs.  The first measure, £450 million by March, 2005, focused on reducing external spend and further simplification, in particular giving customers and staff more online access to systems and procedures.  As expected, this program was approximately 50% complete by March, 2004.  The second program aims to remove £300 million of employee costs across the business by March, 2006.  The delivery of these measures remains crucial to the delivery of the Company’s stated target of achieving a 10% operating margin through the business cycle.

British Airways CitiExpress

          The Company continues to simplify and strengthen its UK regional operation.  British Airways CitiExpress, the wholly owned regional airline subsidiary, operates regional domestic and European services from 13 airports across the British Isles. The airline carries approximately 4.1 million passengers a year on 64 routes with a fleet of 59 aircraft (down from 92 in 2001).  In December 2003, British Airways CitiExpress announced its Business Plan targets, including further cost reductions by fiscal 2006.

Alliance Benefits

American Airlines

          In November, 2002, BA and American Airlines (“American”) concluded a codeshare agreement for points behind and beyond the US gateways and Heathrow, respectively.  This agreement was filed with the US Department of Transportation and approved in a final order issued on May 30, 2003.  Implementation was completed in Autumn 2003 and resulted in a roll-out across the two networks. BA now places its code on 104 American routes.  At the same time, American applies its code to 68 BA routes across 34 countries.  BA and AA have been unable to secure US antitrust and EU competition law immunity to further the extent of their co-operation through the oneworld alliance while certain US and EU based airlines in other alliances have received limited immunity.

oneworld

          oneworld was launched in February 1999 and includes eight members:  Aer Lingus, American Airlines, British Airways, Cathay Pacific, Finnair, Iberia, Lan Chile and Qantas. The benefits of oneworld include: greater rewards and recognition for frequent flyers (for example, earning and redeeming miles on all airlines, access to all lounges in the member network), people from each of the airlines supporting the passengers of any of the member airlines, flexible round the world travel products and smoother transfers between carriers.

Qantas

          The BA/Qantas partnership is now entering its eleventh year. Initial approval from the Australian Trade Practices Commission for operation of joint services on the “Kangaroo Routes” (routes between Europe and Australia) expired in May 2000. BA and Qantas received approval from the Australian Competition & Consumer Commission (“ACCC”) to continue the agreement for a further three years until July 21, 2003 and to expand the route group over which the two carriers can co-operate to include the worldwide networks of both airlines.  An application has been made to the ACCC to continue joint operations under the Joint Services Agreement beyond July 21, 2003.  Interim approval has been received, which allows the parties to continue uninterrupted co-operation until the ACCC reaches a final determination. Application has also been made to the UK Office of Fair Trading and the EU competition authorities.

Iberia

          Following the acquisition of a 9% stake in Iberia in March, 2000, various commercial codeshare arrangements were put in place.   Further routes were added on three separate occasions during fiscal 2003 and codesharing has been extended to include routes operated by BA franchise partner GB Airways.   All routes between London and Spain operated by BA, GB Airways and Iberia (IB) now carry the BA and IB flight designator codes.

          In July 2002, BA, GB Airways and Iberia notified their co-operation agreement under EU competition rules.   The carriers now co-operate in many areas, including codeshare on parallel routes, joint selling and schedule co-ordination.

Cathay Pacific

          During February 2003, codeshare arrangements were implemented with Cathay Pacific on services between Hong Kong and Seoul. Cathay Pacific has also placed its code on selected BA services between London and Copenhagen and Lisbon.

dba (formerly Deutsche BA)

          The sale of dba, which was a wholly-owned subsidiary of BA, was completed on June 30, 2003.  The entire share capital of dba was sold to Intro Verwaltungesellschaft mbH (“Intro GmbH”), a German aviation consultancy and investment company for €1.  As part of the transaction, the Group invested £25 million in dba and agreed to guarantee lease payments in respect of dba’s fleet of 16 aircraft for one year, at a cost of £2 million per month.  In exchange, the Group will receive 25% of any dba profits, or 25% of any profit on disposal of dba, to June 2006, up to a maximum of £300 million.

Franchise Partnerships

          As at March 31, 2004, the Group had a total of six franchise partners providing feeder traffic onto the BA network of services.  See “Marketing and Sales – Franchising” below.

SN Brussels Airlines

          BA entered into an alliance relationship with SN Brussels Airlines in July, 2002.  As part of the agreement, codesharing was introduced between London and Brussels in October, 2002. Extensive codesharing between UK regional points and Brussels continues between the Group’s wholly owned subsidiary British Airways CitiExpress and SN Brussels.

          In July, 2002, BA and SN Brussels Airlines notified their co-operation under EU competition rules.  The carriers’ request to co-operate in many areas, including codeshare on parallel routes, joint selling and schedule co-ordination, was subsequently approved for a period of six years.

America West

          BA expanded the number of routes in the America West network to which it applies its code.  A further nine points were added in November, 2003, bringing the total number carrying the BA code to 21.

Swiss International Air Lines

          A commercial agreement with Swiss International Air Lines was concluded in September, 2003, involving the transfer of eight slot pairs to BA and codesharing on the Heathrow Geneva route.  A proposal that Swiss would merge its frequent flyer program into the BA Executive Club and go on to join oneworld was rejected by Swiss on June 21, 2004.

Segmental Information

          BA’s principal activities are the operation of international and domestic scheduled air services for the carriage of passengers and cargo. BA’s main business is the provision of scheduled passenger services, which accounted for approximately 85% of Group turnover in the year ended March 31, 2004.

          The Group also provides other services to outside parties, such as aircraft maintenance. In addition, the Group’s operations include certain ancillary airline activities. See “Ancillary Airline Activities” below.

          The following table sets out the Group’s turnover by business activity:

	Year ended March 31

	2004	2004	2003	2002

	(in millions)
	$	£	£	£
Traffic revenue
Passenger revenue	11,941	6,490	6,590	7,088
Cargo	852	463	484	483

	12,793	6,953	7,074	7,571
Other revenue (including aircraft maintenance, package holidays and other airline services)	1,117	607	614	769

	13,910	7,560	7,688	8,340

Geographical Analysis

          The following table sets out the Group’s results by geographical area.

	Year ended March 31

	2004	2004	2003	2002

	(in millions)
	$	£	£	£

Turnover by area of original sale(1)
UK	6,865	3,731	3,634	4,101
Continental Europe	2,225	1,209	1,269	1,301

Europe	9,090	4,940	4,903	5,402
The Americas	2,478	1,347	1,482	1,549
Africa, Middle East and Indian sub-continent	1,319	717	733	789
Far East and Australasia	1,023	556	570	600

	13,910	7,560	7,688	8,340

Turnover by area of destination(2)
UK	1,222	664	725	863
Continental Europe	3,634	1,975	2,113	2,345

Europe	4,856	2,639	2,838	3,208
The Americas	5,091	2,767	2,763	2,863
Africa, Middle East and Indian sub-continent	2,305	1,253	1,201	1,262
Far East and Australasia	1,658	901	886	1,007

	13,910	7,560	7,688	8,340

Operating profit/(loss) by area of destination(3)
Europe	(110)	(60)	(117)	(244)
The Americas	541	294	223	144
Africa, Middle East and Indian sub-continent	386	210	168	91
Far East and Australasia	(72)	(39)	21	(101)

	745	405	295	(110)

(1)	Turnover by area of original sale is derived by allocating revenue to the area in which the sale was made.

(2)

Turnover from domestic services within the UK is attributed to the UK. Traffic revenue from inbound and outbound services between the UK and overseas points is attributed to the geographical area in which the relevant overseas point lies. Other revenue from the sale of package holidays is attributed to the geographical area in which the holiday is taken, while revenue from aircraft maintenance and other miscellaneous services is attributed on the basis of customer residence.

(3)

Operating profit resulting from turnover generated in each geographical area according to origin of sale is not disclosed as it is neither practical nor meaningful to allocate the Group’s operating expenditure on this basis.

          See “Item 5 — Operating and Financial Review and Prospects — Year By Year Analysis — Year ended March 31, 2004 compared with year ended March 31, 2003 – Geographical Analysis” and “Item 5 – Operating and Financial Review and Prospects – Year By Year Analysis – Year ended March 31, 2003 compared with year ended March 31, 2002 - Geographical Analysis.”

Route Network

          BA’s scheduled route network forms the basis of its business and is one of the world’s most extensive. As of March, 2004, BA (including subsidiary carrier British Airways CitiExpress) served some 154 destinations in 75 countries. Including codesharing and franchise arrangements, flights with BA codes served some 337 destinations in 107 countries. Adding the services of BA’s alliance partners, the global network served some 551 destinations in 131 countries.

          During the year ended March 2004, BA introduced services to Algiers, Bari, Dubrovnik and Turin and reintroduced services to Islamabad. Services to Bremen, Guernsey, Lilongwe, Liverpool, Newquay, Plymouth, San Diego and Zagreb were discontinued.

          A major new codesharing agreement with American commenced during September, 2003 which involves BA codesharing on 104  American routes in the Americas, adding 72 new destinations to the BA marketed network.   American has placed its code on 68 BA routes in  Europe, Africa and the Middle East.

Airline Fleet

          Details of the Group’s fleet at March 31, 2004 are set out below:

	Number in service with Group companies at March 31, 2004

	On balance sheet aircraft	Off balance sheet aircraft	Total	Future deliveries	Options	2003-04 revenue hours flown	Average hours per aircraft/ day	Average age (years)

Airline operations (1)
Concorde (2)						1,579	1.53
Boeing 747-400 (3)	57		57			264,486	12.68	9.8
Boeing 777	41	2	43			192,037	12.20	5.3
Boeing 767-300 (4)	21		21			69,067	9.60	11.1
Boeing 757-200	13		13			34,003	7.15	9.5
Airbus A319 (5)	21	12	33	3	51	100,461	8.32	3.4
Airbus A320	9	18	27	3		77,320	8.00	6.7
Airbus A321				10
Boeing 737-300 (6)		5	5			14,271	7.80	14.7
Boeing 737-400 (7)	19	4	23			70,988	7.51	11.6
Boeing 737-500		10	10			28,012	7.65	11.7
Turboprops (8)		10	10			39,893	4.62	8.0
Embraer RJ145	16	12	28		17	73,988	7.22	4.0
Avro RJ100		16	16			41,471	7.06	4.0
BAe 146	5		5			12,557	6.86	17.6
Hired aircraft						15,744

Group total	202	89	291	16	68	1,035,877	9.21	7.7

(1)	Includes those operated by British Airways Plc and British Airways CitiExpress Limited.

(2)	The Concorde fleet was retired from service on October 24, 2003.

(3)	Includes the return to service of one Boeing 747-400 aircraft previously sub-leased to Qantas.

(4)	Includes one Boeing 767-300 aircraft temporarily stood down at year end but returned to service on April 30, 2004.

(5)	Certain future deliveries and options include reserved delivery positions and may be taken as any A320 family aircraft.

(6)	Excludes 16 Boeing 737-300s disposed of with dba (formerly Deutsche BA) and associated utilization data.

(7)	Excludes 4 Boeing 737-400s stood down pending return to lessor.

(8)

Comprises 10 de Havilland Canada DHC-8s. Excludes 5 British Aerospace ATPs stood down pending return to lessor and 3 British Aerospace ATPs sub-leased to Loganair.  Excludes 12 Jetstream 41s sub-leased to Eastern Airways.

          In the five-year period ended March 31, 2004, 61 new (British Airways Plc, British Airways CitiExpress) aircraft were purchased or acquired under finance leases representing a total capital investment of approximately $3,719 million. 36 new aircraft with an initial purchase price to the lessors of approximately $855 million were obtained under operating leases, and a further 10 used aircraft, with an approximate market value of $320 million, were obtained under short-term operating leases. In the same period, 135 aircraft were disposed of from the BA fleet.

Future Fleet Commitments

          During fiscal 2004, BA made further changes through revised delivery dates to future fleet commitments, to facilitate its continuing strategy to match capacity more closely to profitable demand and in response to changes in market conditions and operational requirements.

          BA has confirmed future deliveries for three Airbus A319s, three Airbus A320s and ten Airbus A321s. BA also has 51 option positions / purchase rights on the Airbus family and British Airways CitiExpress has 17 option positions for Embraer RJ145 aircraft.

Aircraft fleet

          The number of Group aircraft in service at March 31, 2004 was 291, a reduction of 39 on the prior year. Aircraft returns to lessors comprised five British Aerospace ATP and five ATR72 aircraft. In addition, a further five ATP and four Boeing 737-400 aircraft were stood-down pending return to lessors. The five remaining Concorde aircraft were retired from service in October 2003 and 16 Boeing 737-300 aircraft were disposed of as part of the dba sale in June, 2003. In addition, British Airways CitiExpress sub-leased three ATP aircraft to Loganair. Deliveries comprised three Airbus A320 aircraft whilst one Boeing 747-400 aircraft was returned to service having been previously sub-leased to Qantas.

Financing

          A total of three new aircraft were delivered during the year ended March 31, 2004.  These were all financed on balance sheet through US Dollar denominated cross border finance leases.

          In addition the Company entered into a total of seven sale and leaseback transactions relating to owned aircraft. Of these, five related to the Company’s older A320 aircraft and were carried out to give effect to the Company’s decision to retire these aircraft at the end of the five-year lease period. The other two sale and leaseback transactions were of two newer Boeing 777-200 for a period of ten years and were carried out as part of the Company’s management of its residual exposure to this fleet type.

          As at March 31, 2004, the Company had cash and deposits, which in total amounted to £1,670 million. In addition, the Company had undrawn long-term committed aircraft and general financing facilities totaling approximately US$761 million, a committed short-term unsecured revolving credit facility of US$100 million and undrawn money market lines totaling £46 million.

          The committed long-term facilities of US$761 million consist of US$421 million, which may be drawn against future aircraft deliveries and US$340 million, which are for general purposes.

          The Company believes that its cash and long-term deposits, together with the facilities which are available to be drawn for aircraft deliveries will be more than sufficient to cover its aircraft purchase commitments.

          Cash generation during the fiscal year allowed the Company to accelerate debt repayments of £344 million during the year.

Capital Expenditures

          See “Item 5 – Operating and Financial Review and Prospects –Year by Year Analysis – Year ended
March 31, 2004 compared with year ended March 31, 2003 – Capital expenditures” and “Item 5 – Operating Financial Review and Prospects – Year by Year Analysis – Year ended March 31, 2003 compared with year ended March 31, 2002 – Capital expenditure”.

Operations

Operational Centers

          Heathrow is BA’s principal base, and BA carries an estimated 38% of the airport’s passengers.  In addition, BA has a second base of operations at Gatwick. The construction of a fifth passenger terminal (‘Terminal 5’) at Heathrow has commenced and BA expects to consolidate its operations into Terminal 5, in 2008.  The strategy at Gatwick is now focused towards direct (point-to-point) business. As a result, BA has significantly reduced longhaul destinations at Gatwick, cancelled certain unprofitable routes and moved others to Heathrow.  As at May 31, 2004, BA served 12 longhaul destinations from Gatwick, compared to a peak of 48 destinations served in

1999.  UK airport policy is discussed below under “Item 4 — Information on the Company — Regulation — UK and International Airport Policy”.

          Offices, maintenance hangars and other support facilities used by BA at Heathrow, Gatwick and other UK airports are either owned freehold or held under long-term leases from the respective airport owners, principally BAA plc or its subsidiaries.  In addition, BA occupies space and desks under lease or license in other airports throughout the UK including (but not limited to) Manchester, Birmingham, Newcastle, Edinburgh and Glasgow.

          BA’s most important overseas base is at New York’s John F. Kennedy International Airport (“JFK”), where it leases its terminal building.  At other overseas airports, BA generally obtains premises as required on a short-term basis from the relevant authorities.

          Details of BA’s principal non-aircraft properties are given under “Item 4 — Information on the Company — Property, Plant and Equipment”.

Operational Services

          In the UK, BA itself provides most of the operational services it requires for the handling of passengers and cargo. At overseas airports, BA subcontracts the provision of the majority of its ground handling requirements.

          Runway, ramp and terminal facilities are provided by airport operators that charge airlines for the use of these facilities, principally through landing, parking and passenger charges. Navigation services are provided to aircraft by countries through whose airspace they fly or by international bodies such as Eurocontrol. Navigation charges are generally based on distance flown and weight of aircraft.

          BA’s ability to obtain slots at airports for the purpose of producing schedules attractive to passengers is very important. Allocation of slots at a significant number of airports where BA operates, including Heathrow and Gatwick, is decided by the Airport Coordinator, who acts in accordance with guidelines laid down by the International Air Transport Association (“IATA”), sometimes supported by the local Scheduling Committee or Co-ordination Committee. These committees include representatives from the carriers flying to the relevant airport who may mediate disputes over slots. The Airport Coordinator makes the initial slot allocations within IATA guidelines, which give priority to the historic rights of existing users. Pursuant to Council Regulation (EC) No. 95/93, which is implemented in accordance with UK regulations, the UK government must ensure the Airport Coordinator advises BA at the biannual IATA Schedule Co-ordination Conference of their slot allocations. These provide the basis for slot negotiations with the Airport Coordinator and other airlines. Most congested airports in the world apply IATA guidelines. Co-ordination of European airports is governed by the Council Regulation. Pursuant to the Council Regulation, the UK government must ensure that the Airport Coordinator acts independently and in a non-discriminatory manner. This regulation remains under review by the European Commission and a revised regulation is expected in the future.  Regulations governing the allocation of slots in the US are different, but the US has stated that it is committed by its international obligations to treat all carriers in a non-discriminatory manner.

Fuel

          BA obtains aviation fuel, which is priced entirely in US Dollars, from a number of sources and locations throughout its network. In most countries, aviation fuel is supplied under term contracts, generally with major oil companies. Most fuel is purchased from suppliers under contracts, which have a duration of one or two years. Prices under these contracts are determined either by formulae applicable for the duration of the contract or are subject to review by the parties in light of market conditions. If agreement on a price adjustment is not reached, the contracts can normally be terminated. BA also enters into forward contracts and other hedging arrangements in an attempt to counter fluctuations in the price of jet fuel. See “Item 11 — Quantitative and Qualitative Disclosures about Market Risk – Fuel Risk”. In the US, BA is a member of a number of consortia that own or lease fuel distribution facilities at certain airports so that aviation fuel may be purchased from a wide range of suppliers. In both the UK and the US, BA also buys aviation fuel in the spot market and in the futures market. In certain countries, aviation fuel is only obtainable through government sources.

Aircraft Maintenance

          The Group’s engineering and maintenance facilities are centered at Heathrow, Gatwick, Glasgow and at three facilities in South Wales: the Boeing 747 maintenance facility at Cardiff Airport, an avionics repair operation in Llantrisant and an aircraft seat and interior repair operation at Blackwood. In addition, maintenance capability exists at most airports served by BA.

          The engineering department is a cost center within the Group and approximately 90% of its airframe maintenance capacity is dedicated to maintaining BA aircraft. In addition to supporting BA’s needs, the engineering department pursues third party business with respect to certain maintenance services.

Marketing and Sales

Longhaul Products

          On longhaul services, BA has a portfolio of four cabins to suit the needs of different customers:  First, Club World with its space-efficient flat beds, World Traveller Plus, which offers more space and legroom for premium economy customers and World Traveller, the standard economy cabin.

          During fiscal 2004, BA continued to roll out its Club World flat bed, the new World Traveller Plus cabin and the refurbishment of First.  By March 31, 2004, 88% of the longhaul fleet was fully embodied with new products in every cabin, including all of the Heathrow 747 and 777 fleets.  These investments have helped BA to maintain market share in a severely depressed business travel market.

Shorthaul Products

          On shorthaul services BA provides a choice of two cabins: Club Europe, its business class cabin and Eurotraveller, its economy cabin.  On UK domestic services only one cabin is available.

          Pricing and inventory management strategies for economy fares were refined on European and UK domestic routes during the year, supported by value advertising campaigns to enable us to compete vigorously with no frills competitors. Further improvements to our website booking engine were also implemented, including the acceptance of debit cards for payment. As a result, market share on these routes has stabilized against aggressive growth by competitors.

          The overall European business class market has remained severely depressed but the investment in an improved product in fiscal 2001 has continued to help defend Club Europe market share through fiscal 2004 against other full service carrier competition.

          Updated and relocated self-service check-in kiosks have ensured increased usage by customers and helped them move more quickly and efficiently through the airport.  In March, 2004,17% of all customers checking-in at self-service European and UK airports used such a kiosk, being almost double the rate of the prior year.

          As part of BA’s FSAS program, BA improved the cost efficiency of all of its products and services with the objective of minimizing delivery costs while maintaining quality standards.  This was achieved successfully while maintaining or in some cases increasing customer satisfaction scores.

Concorde

          Due to the severe economic downturn and the view of Airbus that technical support for Concorde was no longer economically viable, Concorde was retired from service in October, 2003.

Executive Club

          The Executive Club is BA’s worldwide customer loyalty program for recognizing, retaining and communicating with our most valuable customers. For people who travel frequently, the Executive Club seeks to provide an exceptional level of service, preferential treatment, enhanced travel related benefits, as well as mileage awards on eligible fares.

          As part of the FSAS program, work took place to simplify the Executive Club from five regional programs to a single global program.  This improved customer understanding will make it easier and less costly to develop in the future.  It is also more cost efficient to run.  This was launched to customers in March, 2003 and went live on July 1, 2003.

Sales

          British Airways has built and maintains relationships with all its key customer groups around the world (both in countries where it flies as well as selected other countries). This includes large corporations, small and medium sized enterprises, governments, tour operators, individual customers, etc. Relationships are also maintained with business and leisure travel agents and the computer reservation systems and the credit card companies. In addition, BA itself operates contactBA call centers around the world, airport ticket desks, BA Travel Shops and our on-line booking channel, ba.com.

Franchising

          As at March 31, 2004, BA had six franchise partner airlines: Loganair, GB Airways, British Mediterranean Airways, Sun Air of Scandinavia, Comair of South Africa and Regional Air of Kenya.

          During the year, Maersk Air UK ceased to be a BA franchise.

          These six carriers carried approximately 3.86 million passengers during the fiscal year to 84 destinations (66 destinations in addition to the mainline network) in the UK, continental Europe, the Middle East and Africa, using BA flight numbers. In addition to providing connecting passengers to BA’s mainline services, the franchisees pay a franchise fee and pay for any services provided to them by British Airways.

Computer Systems

          IT and telecommunications systems are vital to the running of the Group’s business. Most areas of BA’s business are facilitated by IT systems, which are closely interconnected.

          Many of these systems have been developed, and most of them integrated, by BA’s Information Management (IM) department. The majority of systems are operated within BA’s two data centre facilities at Heathrow.  Major exceptions to this are Reservations, Departure Control (check-in), Inventory, Flight Planning and other transaction processing facility (TPF) platform systems, which are operated by Amadeus SA in Germany.

          The following major technical infrastructure elements are provided to BA by third party suppliers:

•	The wide-area data network – provided by SITA and some other telecommunications
•	The campus network in London – provided by Omnetica Limited
•	Desktop, provision and support – provided by Specialist Computer Centres (SCC)

          Over the last year a core element of the IT strategy has been supporting simplification of the airline’s business processes through IT. We have achieved this through a number of initiatives including the customer enabled BA (ceBA) program. The vision of this program is to make BA so easy a company to do business with that customers can choose to serve themselves. The same principles are being applied internally for our employees through our employee self-service program.

          Over the last year we have increased the capability and functionality of ba.com.  In July, 2003 we made the core Executive Club transactions available online and, with the introduction of “manage my booking”, we have introduced the ability for our customers to request a seat and, in many countries, offer our customers the opportunity to check in at home and then pick up their boarding pass at the airport.  In certain trial cities customers can also print their boarding pass at home.

          Another important element has been the use of e-ticket and the introduction of upgraded self-service kiosks at key airports around the world. The airline has now installed over 200 kiosks in airports such as Heathrow, New York JFK and Paris Charles De Gaulle. E-ticket continues in its growth. By July 1, 2004 e-tickets were being issued on approximately 60% of all BA tickets worldwide, approximately 85% of all journeys are eligible for e-ticket.

          Simplifying the way our employees do their business within BA is as important as how our customers do business with us. We have developed a self-service portal, as part of our business plan to reduce our paper based processes.  For example, we are replacing payslips with online forms. 85% of staff go online from the workplace or home for a variety of functions including updating personal records, booking training courses, logging faults, asking questions and procurement.

          Within BA we have substantially completed a desktop computer refresh program, which has improved speed and reliability.  This has resulted in substantial savings by standardizing hardware and software utilized at BA locations around the world. We also achieved savings by reducing the number of laptops by a quarter. The replacement of legacy networks with simpler, internet-based networks has also reduced maintenance support costs. Other improvements introduced include the provision of standardized, licensed software packages with upgrades performed remotely out of office hours. Another key element of this program is that the new desktop PCs also have improved security.

          IT security and control has been an increasing area of management focus over the last two years and the IM department is working closely with BA’s Internal Control department to protect BA’s systems, processes and data.

Cargo

          BA’s cargo business is operated as a contribution center. The majority of its cargo is carried in the holds of passenger aircraft, the balance on leased or part-chartered freighter aircraft where market conditions allow their deployment. This allows the Group to maximize the use of its scheduled route network to provide a worldwide cargo service. In Europe, the Group utilizes trucks to feed cargo from continental Europe to BA’s Heathrow and Gatwick based intercontinental services.

Ancillary Airline Activities

Other Services

          The Group provides a variety of services to other airlines. The most important of these are cargo handling at airports, airframe maintenance, computer and communications services and consultancy services.

Eurostar

          In 1999, BA took a 10% equity stake in Inter-Capital & Regional Rail Limited (“ICRRL”), a consortium company jointly held with National Express Group plc along with the French and Belgian railway companies, SNCF and SNCB, which was selected by the UK government to manage Eurostar UK Ltd (“EUKL”). EUKL is responsible for operating Eurostar trains between London, Lille, Paris and Brussels.  The contract expiry date is December 31, 2010.

          Under the terms of the contract with EUKL, ICRRL receives an annual management fee and is subject to a mechanism allowing it to share in the upside or downside of EUKL’s performance by reference to a pre-determined forecast.  In February 2004, ICRRL shareholders were required to contribute additional funding to the company to enable it to satisfy its obligations under the performance mechanism for its year ended December 31, 2003.  BA’s share of this funding requirement was £968,000.  In February 2003, BA’s share of the funding requirement was £1,030,000.

Seasonal Variations

          See “Item 3 — Key Information — Risk Factors — Seasonal and Other Variations.”

Health Concerns:  Occupational Health Service

          Health concerns are one of the factors that can adversely affect demand for air travel.  For example, in the spring of 2003, an outbreak of SARS caused concerns among many travelers about the spread of the disease and related health issues.  This resulted in a decline in demand for certain of the Group’s routes, most notably in routes involving the Far East.  Future health concerns that affect the demand for air travel generally, or the demand for air travel involving a geographic area, could have an adverse affect on the Group’s operations and financial results.

          BA maintains an occupational health service whose responsibilities include the analysis of health-related issues for passengers and staff and the provision of advice to the Group on appropriate measures to take in response to such issues.  British Airways Health Services remains constantly vigilant to the threat of emerging diseases such as the SARS virus.

Regulation

          The international airline industry is subject to a high degree of global, European and UK government regulation covering most aspects of airlines’ operations. This framework governs commercial activity (for example route flying rights, fare setting and access to airport slots) as well as operational standards (relating to areas such as safety, security, aircraft noise, immigration and passenger rights). British airlines are also affected by wider EU and UK policies, laws and regulation, particularly in relation to competition, airports and air traffic control.

          The UK civil aviation industry is regulated by the Secretary of State for Transport and the Civil Aviation Authority (“CAA”), an independent statutory body. Under the UK Civil Aviation Act 1982 and various statutory instruments, the CAA has a wide range of functions in relation to British airlines, including supervision of many aspects of their financial condition, management and operations.  European airlines are also subject to a number of EU regulations, drawn up under the provisions of the European Treaty (chiefly Article 71).  Responsibility for enforcement is shared between the European Commission and the relevant Member States.

          The present basis for international regulation of airline operations derives from the Chicago Convention of 1944, to which nearly all countries are parties.  The Convention also established the International Civil Aviation Organization (“ICAO”), a specialized agency of the United Nations, to foster the planning and development of international air transport. Under the auspices of ICAO, rules establishing minimum operational standards are normally agreed on a multilateral basis. Airlines’ rights to fly over, or make stops in, foreign countries for technical reasons in operating their international scheduled services are generally derived from the International Air Services Transit Agreement of 1944, to which most countries are parties. However, rights to carry traffic between countries and the regulation of fares are normally agreed on a bilateral basis between governments.  A notable exception is the multilateral single market arrangements which apply within the EU.

Route Flying Rights

          BA’s traffic rights to carry scheduled passengers and cargo on particular international routes outside Europe generally derive from air services agreements between the UK government and the governments of foreign states concerned. Under these agreements, each government grants to the other the right to designate an airline or airlines of its state to operate scheduled services between specified points in their respective countries, and sometimes to or from points in third countries, although this also requires the agreement of the third country’s government.

          In order to comply with EU law, all new or revised bilateral agreements should now contain a community designation clause in place of the nationality clause (which requires that designated airlines are substantially owned and effectively controlled by the government or its nationals).  This will allow any EU airline, not just those with the nationality of the EU State, to apply for available traffic rights on a non-discriminatory basis. Currently, most UK agreements still reserve traffic rights to UK airlines, but this is likely to change over time as the agreements are renegotiated and updated.

          Once an agreement has been reached, it is for the UK government to designate the airline or airlines which will operate the agreed services. As well as being designated, an airline must obtain the necessary operating permits from the foreign governments concerned. These are unlikely to be withheld so long as the Group meets the required international safety standards. One ground on which a contracting government usually has the right to prevent a designated airline from operating the agreed services is if it is not satisfied that the Group is substantially owned and effectively controlled by the other government or its nationals (or by EU citizens if there is a Community clause). For this reason, BA’s Memorandum and Articles of Association (the “Articles”) contain provisions that may limit the rights of Non-UK and Non-European nationals who own shares in the Company.  For more information, see “Item 10 — Additional Information — Memorandum and Articles of Association — Limitations on Voting and Shareholding”.

          The Council of the EU decided on June 5, 2003 to begin the process of transferring responsibility for third country relations in air transport to the European Commission. The first major manifestations of this are a mandate from the Council to the Commission to negotiate a liberal agreement with the US on behalf of all EU Member States and a general framework covering all other third country relationships and the processes whereby Member States may continue to negotiate bilaterally with them whilst remaining within EU law as clarified by the Judgment of the European Court of Justice of November, 2002.  This judgment made it clear that Member States could no longer negotiate bilaterally with third countries on any subject which is covered by EU law. These include ownership and control of airlines, pricing on intra-community routes and rules concerning computer reservation systems.

          The European Commission has been in active negotiations with the US government to agree the terms of a new multilateral agreement covering air services between the whole EU and the US.  So far, it has not proved possible to conclude a balanced deal, but both sides are determined to reach such an agreement, making the prospect of doing so a high probability.  However, the timing and content of the new agreement cannot be predicted.  A new agreement is likely to affect BA’s position on North Atlantic markets.

          In the EU, there is a single internal market for air transportation. The most significant elements of the single market legislation are a liberal pricing regime, free access to all routes within the EU for airlines and a carrier licensing procedure. Certain constraints continue to apply for infrastructure reasons.  Under a separate agreement, EU single market policies have been extended to the European Economic Area (“EEA”) comprising all the countries of the EU and the countries of the European Free Trade Area (“EFTA”) except Switzerland.

Agreement has been reached between Switzerland and the EU which has the effect of bringing Switzerland into the same arrangements.

          Enlargement of the EU in May 2004 extended the scope of the single market to the ten new Member States, effectively eliminating previous competitive restrictions contained in the bilateral air service agreements between these countries and EU States.  As a result, new services are being launched, especially by no-frills airlines looking for growth opportunities.

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

          The CAA will grant global route licenses for scheduled and charter services.  The absence of the necessary bilateral rights will not result in refusal to grant a license application.  If scarce bilateral capacity arises, this will be addressed through a process designed to deal with such a situation.

          In its June, 2002 policy review, the CAA said that the interests of users will be best served if airlines are free to operate air services in competition with one another according to their commercial judgments, subject only to the application of normal competition policy.

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

Fare Setting

          It is a provision of most bilateral air services agreements that the fares, rates and charges for scheduled services on the agreed routes must be filed with, and approved by, both governments concerned or their agencies. It is a condition of the air transport and route licenses granted to British airlines by the CAA that the tariffs to be charged for international carriage and the commissions to be paid by the airline to any agent shall be filed with and approved by the CAA. Under some air services agreements, airlines are required to co-ordinate fares through IATA, (whose role in setting fares is described under “Item 4 — Information on the Company — Competition” below), though this is now rare.  Pricing on intra-Community air routes is covered by EU Regulation.

          Notwithstanding this regulatory position, it is a widespread practice among airlines to sell a substantial proportion of their seats and cargo space in many parts of the world at tariffs lower than the approved levels or on other unapproved special terms. BA is no exception. See “Item 4 — Information on the Company — Competition” below. The Group responds competitively to market conditions and a large proportion of its revenue is derived from such sales.

Safety

          Safety standards are generally agreed on a multilateral basis under the auspices of ICAO.  The country of registration of an aircraft is generally responsible for ensuring that the aircraft and its crew meet these guidelines, leading to variations and differences on specific requirements between States.  European countries first attempted to harmonize their safety requirements through the Joint Aviation Authorities (“JAA”) and non-binding Joint Aviation Requirements (“JARs”).  Certification of compliance by the state of registry is normally recognized by all other members of ICAO.

          In September 2003, airworthiness and maintenance standards, based largely on ICAO and JAA standards, were adopted into EU law and a new independent Aviation Safety Agency (“ASA”) was set up to advise the Commission and Member States on safety matters.  The new safety framework is consistent with ICAO requirements.  Member States are still responsible for supervision and compliance but they can no longer unilaterally vary standards in these areas except to respond to an immediate safety problem or to facilitate a short term operational need provided that safety is not compromised.  Other areas of aviation safety, starting with operations and licensing, are expected to come under the new EU framework within the next few years.

          British airlines are still required, except in limited circumstances, to operate British registered aircraft.  All British airlines are required to hold a CAA air operator’s certificate confirming the competence of the holder to operate and maintain its aircraft safely. Each aircraft operated under an air operator’s certificate may only be flown if it has a certificate of airworthiness confirming compliance with the EU regulations. The aircraft’s engines, equipment and all maintenance procedures must also be certificated, and flight crew and certain maintenance staff must be licensed.

          To continue to improve high safety standards is a primary objective of the Group.  All departments, especially engineering and flight operations, pay continual attention to operational safety and the health and safety of employees. Specific responsibility for advising on safety matters rests with a separate department under the Director of Safety, Security and Risk Management. A formal safety management system is in place, and a comprehensive monitoring system exists within BA to ensure that incidents are reported and action is taken whenever appropriate.

Security

          In the UK, the Secretary of State for Transport has the power to direct the aviation industry to take measures to prevent acts of criminal violence. The measures so directed often exceed both the international standards developed by ICAO and the regulations adopted in the EU following September 11, 2001 which set minimum required standards across the EU for the first time. Responsibility for implementing the measures and meeting their costs falls on both airlines and airport authorities. A number of foreign countries have also developed aviation security programs which place an onus on BA to meet specified security standards. BA’s own security department continuously assesses the threat to its operations, develops policies for the protection of BA’s operations and assets, and directs its staff or agents to implement appropriate countermeasures while monitoring their effectiveness.  There are also circumstances in which governments may seek to prevent airlines from flying to or from various destinations or otherwise hinder their operation.  Similarly changes in customs, immigration or other regulation may have the same effect.

          Widespread passenger disclosure requirements are being introduced by different governments as a means of helping to control terrorism and illegal immigration.  This creates conflicts with EU data protection laws designed to protect personal privacy.  BA has introduced passenger disclosure arrangements as required by the US.  These have been approved by the European Commission and the Council, but the arrangements are still likely to be challenged in the European Court of Justice.  EU airlines have asked their governments and the Commission to ensure that security arrangements avoid the industry being caught between conflicting legal requirements in different jurisdictions.

Passenger Rights

          The Montreal Convention came into effect via an EU regulation affecting all airlines registered in the EU, on June 28, 2004.  The main practical effect of this is to increase the baggage claim limit for loss, delay or damage to bags.

          New EU denied boarding compensation rules are due to come into force in February 2005 which extend compensation to cancelled as well as delayed flights and which impose passenger care requirements for long delays and cancelled flights.

          Domestic US disabled passenger legislation has been extended to foreign airlines.  The EU is also developing regulations for disabled passengers and these are expected to be published later in 2004.  It is not yet clear whether these will be consistent with US requirements.

Environmental Regulation and Noise

          BA’s environmental management system commits the Group to working constructively with those concerned for the environment and to observing rules and regulations aimed at protection of the environment. The Group’s activities are covered by a comprehensive network of regulations at local, national and international levels, affecting emissions to the atmosphere, disposal of solid waste and aqueous effluents, aircraft noise and other relevant parameters. The Group’s strategy takes compliance as the baseline of environmental performance and aims to exceed standards and regulations.

          The BA fleet meets existing noise standards and is subject to departure noise and night flight restrictions. The current night noise restrictions expire at the end of the Summer 2005 season.  The Government will shortly consult on a new regime to operate from 2005 through 2010.  As with the current regime, this is expected to impose significant operating restrictions between the hours of 2300 and 0700 at BA’s main bases at Heathrow and Gatwick.  Any major changes to current arrangements are subject to a consultation process and must meet the requirements of an EU operating restrictions regulation designed to ensure that noise restrictions are balanced and well targeted. The Group is proactively involved in other efforts to mitigate the effect of aircraft noise, including measures to reduce noise on approach to airports.

          The Group is playing an active role in development of the understanding of the effects of aircraft emissions to the atmosphere. This has included involvement in the work of the Intergovernmental Panel on Climate Change, co-operating with research programs and promoting discussion of possible ways in which to control emissions of greenhouse gases. The Group is involved in work within ICAO aimed at developing mechanisms to control and mitigate the effect of aircraft engine exhaust emissions.  BA is also a member of the UK emissions trading scheme and supports the inclusion of aviation in the EU emissions trading scheme.

Social and Environmental Report

          Each year, the Group publishes an environmental report that details progress with particular reference to measurement against headline indicators. In 2000, the report was extended to include both social and economic considerations.  In June, 2002, BA issued a new standard for bribery and corruption and an accompanying educational primer.  In March 2004, the BA Board adopted a new Code of Business Conduct and Ethics, applicable to all employees.  The previous Code, adopted in 2000, will be replaced by a new Statement of Business Principles.  Both the new Code of Conduct and the Statement of Business Principles will be incorporated as BA Standing Instructions, which set out policies with which all employees should comply.  They will be communicated throughout the Company in summer 2004 and will be available, externally through the BA website.

UK and International Airport Policy

          Responsibility for airport policy in the UK lies with the UK government and is defined in “The Future of Air Transport” White Paper published in December 2003.  This paper encouraged the sustainable development of commercial air transport and supported the expansion of several UK airfields over a 30 year period.  In South East England, new runway developments were supported at both Stansted and Heathrow, provided they met certain environmental requirements, chiefly relating to noise and air quality limits and the provision of new public transport links.  These requirements are challenging and may necessitate action by airlines to reduce noise and/or emissions if Heathrow is to get a new runway by 2014, which is likely to be the earliest date possible (subject also to securing planning permission).  The costs of airport expansion must be paid for by the users of each airport through user charges, which are likely to increase over the long term to pay for growth.  It was agreed that Stansted should continue to cater for its local market and should not be developed as a second hub for London.

          However, leave for judicial review of the White Paper was granted recently by the UK Courts to a coalition of anti-airport expansion groups, although no date has yet been set for a hearing.  If the Government were to lose the case, they would have to reconsult and might have to change their policy in some respects.

          Obtaining slots is a necessary condition for providing service to many airports. The availability of slots generally is often beyond the control of a carrier and can be subject to capacity limits, government regulation and market conditions, including the actions of competitors. BA believes that it has sufficient slots to operate its existing routes and generally has been able to obtain slots in connection with its previous route changes and expansions. However, BA can provide no assurance that it will be able to maintain its existing slots or obtain desired slots in the future.

          Slots at UK airports are allocated under EU rules.  Technical revisions will come into effect in July, 2004 and more substantive changes are expected to be proposed soon by the European Commission, following an unsuccessful earlier attempt.  BA is attempting to ensure that a market oriented approach is maintained under any new rules, so that essential flexibility and the possibility of exchanges between carriers remains.   Although the UK High Court has ruled that slot exchanges in the UK are consistent with EU slot rules, we understand that the Commission has written to the UK Government contesting this.

Competition

          Most of the markets in which BA operates are highly competitive. BA faces competition from other airlines on the same city-pair routes, from indirect flights, from charter services and from other forms of transport. The intensity of the competition varies from route to route, depending on the number and nature of the competitors, particularly whether or not they are state-owned or state-supported, and on the regulatory environment and other factors. At one extreme, there are a few international routes on which competition is limited to the other state’s designated airline and fares are regulated. At the other extreme, there is a free market for internal flights within the whole of Europe allowing any European airline to operate on any route, setting whatever fares they wish, subject only to infrastructure constraints and competition law.

          On many of the routes with multiple carriers, BA’s pricing decisions are affected by competition from other airlines, some of which have cost structures that are lower than BA’s or other competitive advantages and could therefore operate at lower fare levels.

          It has been UK Government policy since at least 1984 to liberalize markets progressively and to encourage fair and equal competition wherever possible.  The presence of State aid, in all its forms, and in several different markets, distorts competition and is generally incompatible with policies and regulations designed to open up markets.

          The CAA from time to time issues statements of the policies it intends to carry out in pursuit of its statutory licensing role. The current statement came into force in June, 2002. This confirmed that the CAA would give greater weight to the interests of users in balancing the interests of the users on the one hand and the airlines on the other. Additionally, the CAA considered that competition, where possible, is the most effective way of ensuring that passengers’ interests are met.  The new policy also removed the requirement for air carriers to be licensed on individual routes.

          Since March 2000, the UK’s Competition Act has been in force. It outlaws agreements and business practices which have a damaging effect on competition in the UK. Its provisions mirror EU competition rules and can be applied to competition cases within the UK.  The Enterprise Act which came into force in June, 2003 introduced a new enforcement regime that includes disqualification of directors and criminal liability for individuals for certain serious infringements of the Competition rules.

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

US

          While the US domestic airline industry has been largely deregulated, routes between the UK and the US are still subject to regulation of market access, capacity and fares under an air service agreement known as Bermuda 2. However, both countries have adopted a relatively liberal approach to fare approval and other regulatory matters. In addition, BA faces further competition from airlines operating other routes between the US and continental Europe, including a number of carriers operating on these routes with antitrust immunity. BA has responded with both price and service initiatives and has continued to carry more passengers between the UK and the US than any other carrier.

          The European Commission has been granted a mandate to negotiate with the US government a liberal set of air services arrangements to replace the bilateral agreements concluded by the EU Member States as discussed above (under “Route Flying Rights”). The outcome is expected to provide a better environment for industry consolidation, especially in Europe.

          Organizational Structure

          The business and operations of the BA Group are conducted within BA Plc and its subsidiaries. The following table sets forth the principal undertakings of the Group as at March 31, 2004:

Subsidiary undertakings	Principal activities	Country of incorporation and registration and principal operations

Air Miles Travel Promotions Ltd*	Airline marketing	England
BA & AA Holdings Ltd*	Holding Company	England
(90 per cent of equity owned)
Britair Holdings Ltd*	Holding Company	England
British Airways Capital Ltd* (89 per cent of founders’ shares owned)	Airline finance	Jersey

British Airways Holdings Ltd*	Airline finance	Jersey
British Airways Holidays Ltd*	Package holidays	England
British Airways Maintenance Cardiff Ltd*	Aircraft maintenance	England
British Airways Regional Ltd*	Airline operations	England
British Airways Travel Shops Ltd*	Travel agency	England
CityFlyer Express Ltd*	Airline Leasing	England
British Regional Air Lines Group Plc	Holding Company	England
Speedbird Insurance Company Ltd*	Insurance	Bermuda
British Airways CitiExpress Ltd	Airline operations	England
The Plimsoll Line Ltd* (Holding Company of British Regional Air Lines Group Plc)	Holding Company	England

Quasi-Subsidiary undertaking	Principal activities	Country of incorporation and registration and principal operations

The London Eye Company Ltd* (33 per cent of equity owned)	Leisure Company	England

Associated undertakings	Percentage of equity owned	Principal activities	Country of incorporation and principal operations

Qantas Airways Ltd	18.25	Airline operations	Australia
Iberia, Lineas Aéreas de España, S.A. (‘Iberia’)	9.0	Airline operations	Spain
Comair Ltd	18.3	Airline operations	South Africa
Opodo Ltd*	19.05	Internet travel agency	England

Trade investments	Percentage of equity owned	Principal activities	Country of incorporation and principal operations

The Airline Group*	16.7	Air traffic control holding company	England
WNS (Holdings) Ltd*	16.8	Holding Company	Jersey

* Owned directly by British Airways Plc

Property, Plant and Equipment

          The following table sets forth the principal property, plant and equipment of the Group. The table does not include the Group’s fleet of aircraft, which are described under “Item 4 — Information on the Company — Airline Fleet”.

Principal Properties	Description	Nature of Title	Approximate Gross Size

			(square feet)
Heathrow Airport, London
No. 1 Maintenance Area East	offices, hangars, workshops	Lease(1)	2,400,000
No. 1 Maintenance Area West	offices, hangars, workshops	Lease(1)	1,300,000
Ascentis New Cargo Centre	warehouse and offices	Lease	1,000,000
Perishables Warehouse	warehouse and offices	Lease	70,000
Compass Centre	offices for crew reporting and operations center	Lease	250,000

Waterside, Harmondsworth	combined business center	Freehold	570,000
Cranebank	technical training center	Freehold	440,000
Speedmarque	workshops and offices	Lease	140,000
Link	warehouse and offices	Lease	170,000

Gatwick Airport, London
Maintenance Area East	offices, hangars and workshops	Lease(2)	495,000
Jubilee House	offices	Lease	130,000
Gatwick Cargo	warehouses	Lease	200,000

UK Regions
Newcastle Business Park	offices	Lease	200,000
Pioneer House, Manchester	offices	Lease	64,000
Atrium Court, Glasgow (3)	offices	Lease	90,000
Cardiff Airport, Wales
Maintenance Area	offices, hangars and workshops	Lease	460,000

New York
Terminal Building,	passenger terminal	Sublease	535,000
John F. Kennedy
International Airport

(1)	Leasehold interest held from Heathrow Airport Limited for 150 years from April 1995 without restriction on disposal and with wide use provisions.

(2)	These leasehold interests which are held from Gatwick Airport Limited contain restrictions on the disposal and use of the properties.

(3)	Notice has been served by BA of its intent to surrender this lease during March 2005.

          The BA Group also has other freehold and leasehold interests in real estate in numerous countries throughout the world, that are less significant to the Group as a whole. See Note 17 to the Financial Statements.

Item 5 — Operating and Financial Review and Prospects

Introduction

          The following discussion covers the three years ended March 31, 2004 and is based on the Group’s Financial Statements prepared in accordance with UK GAAP which differ in certain respects from US GAAP. The differences between UK GAAP and US GAAP as applicable to the Group are set out in Note 45 to the Financial Statements.

          Group profits before tax for the fiscal year 2004 were £230 million, against a £135 million profit in the previous year.

          Operating profit in the year, at £405 million, was £110 million more than last year. The operating margin of 5.4% was 1.6 points better than last year. The improvement in operating profit reflects the continuing focus on cost reduction initiatives. All the targets of the FSAS program were delivered; manpower savings, capital expenditure, asset disposals, procurement, information technology and distribution costs.

          Turnover was down 1.7% reflecting the impact of the war in Iraq, SARS and economic weakness in the first half of the year. The profit for the fourth quarter included £35 million of one-off credits relating to systems and process improvements that have enabled more accurate assessments to be made of certain balances.

          Cash inflow before financing was £874 million for the twelve month period. The closing cash balance of £1,670 million was up £18 million versus last year. Net debt fell by £991 million during the year to £4,158 million - - its lowest level since December 31, 1997 - - and is down £2.4 billion from the December, 2001 peak.

Results of Operations

          The following table sets out the year-over-year percentage changes in Group turnover and selected Group operating statistics (volume, capacity and yield) for the three-year period ended March 31, 2004:

	Year ended March 31

	2004	2003	2002

	(Change%)
Group operating revenue	(1.7)	(7.8)	(10.1)
Group operations:
Volume (RTKs)	3.9	(2.9)	(13.9)
Capacity (ATKs)	2.5	(6.7)	(9.3)
Yield (Revenue/RTK) (1)	(5.4)	(3.8)	4.2

(1) Scheduled services (passenger and cargo) and non-scheduled passenger services revenue as a percentage of RTKs

Year by Year Analysis

Year ended March 31, 2004 compared with year ended March 31, 2003

Revenue

          Group turnover fell in the year by 1.7% to £7,560 million in fiscal 2004. Passenger and cargo revenue (turnover from airline operations scheduled and non-scheduled services) accounted for approximately 92% of Group operating revenue. For the year, airline operations revenue fell by 1.7% to £6,953 million on a flying program 2.5% larger in ATKs.

          Compared with fiscal 2003, in fiscal 2004 airline operations passenger traffic (RPKs) increased by 3%, while capacity (ASKs) was 1.5% higher. As a result passenger load factor increased by 1.1 points compared with fiscal 2003 to 73%. Passenger yield (scheduled and non-scheduled passenger revenue per RPK) declined by 4.3% for the year.

          Cargo (i.e. freight and mail) volumes (CTKs) were up 6% compared with fiscal 2003 but yields fell by 9.7%. Cargo revenue was down 4.3% from £484 million to £463 million.

          Other revenue fell 1.1% to £607 million.

Expenditure

          Net operating expenditure (total operating expenditure less other revenue), decreased by 3.4% compared to fiscal 2003. Unit costs (net operating expenditure per ATK) were 5.7% lower than fiscal 2003.

          See footnote (7) to the operating statistics in Item 3 for the calculation of total operating expenditure per RTK and per ATK.

          The table below summarizes total Group operating expenditure and year on year changes in expenditure over the three financial years ended March 31, 2004:

	Year ended March 31

	2004	2003	2002	2004	2003	2002

	(% Increase / (decrease))			(£ million)
Employee costs	4	(13)	1	2,180	2,107	2,409

Depreciation and amortization	(8)	(5)	8	679	734	770

Aircraft operating lease costs	(29)	(5)	(10)	135	189	199

Fuel and oil costs	10	(18)	(7)	922	842	1,028

Engineering and other aircraft costs	(14)	(12)	2	511	592	673

Landing fees and en route charges	(5)	(6)	(5)	549	576	615

Handling charges, catering and other operating costs	(3)	(13)	(15)	934	961	1,110

Selling costs	(22)	(14)	(27)	554	706	824

Accommodation, ground equipment costs and currency differences	1	(17)	11	691	686	822

Total Group operating expenditure	(3)	(13)	(5)	7,155	7,393	8,450

          The operating expenditure for the year ended March 31, 2003 included a charge of £84 million relating to Concorde - - the retirement of the Concorde fleet took place on October 24, 2003

          In fiscal 2004, employee costs increased by 3.5% to £2,180 million as pension, wage and National Insurance increases were only partially offset by manpower reductions and other efficiencies together with the disposal of dba. Total Manpower Equivalents (“MPEs”) at Group level were down by 3,798 (7.4%) compared with March, 2003.

          Depreciation and amortization costs reduced by 7.5% compared with fiscal 2003 to £679 million reflecting primarily the £58 million prior year charge relating to the impairment of Concorde capitalized engineering modifications and rotable inventory.  Increases in depreciation relating to the continuing embodiment of new products on the Boeing 777 fleet were offset by the favorable exchange impact of the weaker US Dollar.

          Aircraft operating lease costs reduced by 28.6% to £135 million compared with fiscal 2003 as a result of the return to lessors of Boeing 737-300s, 737-400s and Boeing 757s, the disposal of dba (which reduced leased Boeing 737-300s by 16 aircraft), and exchange impacts. Onerous lease charges in the year were £15 million (relating to the withdrawal of the British Airways CitiExpress ATP fleet), £12 million lower than fiscal 2003 when the sub-lease of the J41 fleet resulted in a charge of £27 million.

          Fuel and oil costs increased by 9.5% compared with fiscal 2003 to £922 million due to a 9.9% increase in fuel price, the unwinding of prior year hedging benefits and the impact of the increased flying schedule. These were partially offset by the favorable exchange impact of the weaker US Dollar and the disposal of dba.

          Engineering and other aircraft costs reduced by 13.7% to £511 million compared with fiscal 2003, reflecting increased recoveries of insurance costs from franchisees, the disposal of dba and the impact of exchange together with the prior year charge of £26 million relating to the write-down of Concorde stock. This was partially offset by the costs of additional cargo freighter activity.

          Landing fees and en route charges fell by 4.7% compared with fiscal 2003 to £549 million. This principally reflects increased recoveries of Passenger Service Charges (including those relating to transfer passengers) as well as efficiencies and the impact of the disposal of dba. These are partially offset by increases in price and the adverse exchange impact of the stronger Euro.

          Handling charges, catering and other operating costs decreased by 2.8% compared with fiscal 2003 to £934 million, as a result of a reduction in subcontract costs, efficiencies across the operational areas and the impact of dba, partially offset by the costs of the unofficial industrial action in July, 2003 and costs associated with increased cargo freighter activity.

          Selling and marketing costs fell by 21.5% compared with fiscal 2003 to £554 million. The impact of the restructuring of travel agent commissions and the increase in online sales (leading to savings in booking payments) were partially offset by increases in marketing costs.

          Accommodation, ground equipment costs and currency differences increased by 0.7% compared with fiscal 2003 to £691 million. Reductions in information management spend, property costs and vehicle contract costs were more than offset by adverse exchange impacts of £29 million, primarily due to the impact of the weaker US Dollar on the balance sheet retranslation.

Geographical analysis

          See “Item 4 – Information on the Company – Segmental Information – Geographical Analysis” and Note 3 to the Financial Statements.

          With the exception of Asia Pacific, the operating result for the year improved in all regions despite the impact of the Iraq War, SARS and economic weakness at the start of the year. Asia Pacific was most affected by the impact of SARS and fuel price increases.

          The short-haul result improved significantly on previous years – overall losses were halved to £60 million. However, new entrant growth on regional routes reduced British Airways CitiExpress results, triggering aggressive cost reduction initiatives. The short-haul result also included a one-off £18 million charge relating to the withdrawal of the ATP fleet.

Share of operating profit in associates

          BA’s share of operating profits from associated undertakings improved by £19 million to £58 million during the year, principally due to improvement in the operating profits of Qantas.

          In April 2003, Amadeus Global Travel Distribution took a 16.67% stake in Opodo. This resulted in the dilution of the Group’s shareholding from 22.86% to 19.05%, and a profit on deemed disposal of £5 million.

Profit/loss on disposal of fixed assets and investments

          Losses on disposals of fixed assets and investments for fiscal 2004 were £46 million, compared to fiscal 2003 when profits of £60 million were generated from disposals of aircraft and rationalization of our property portfolio.

          The losses on disposal in this financial year primarily reflect the disposal of dba on June 30, 2003 for a loss in the period of £83 million. This was partially offset by profits on the sale and leaseback of five Airbus A320 aircraft and V2500 spare engines. Other disposals during the year included the sale of a 20% holding in China Aircraft Services, the Speedwing Mobile Communications business and the sale and leaseback of two Boeing 777-200 aircraft.

Net interest payable

          Net interest expense for fiscal 2004 was £200 million, £55 million lower than fiscal 2003. This included a credit relating to the revaluation of Yen debts (used to fund aircraft acquisitions) of £15 million, compared to a charge the previous year of £10 million. The revaluation -- a non-cash item required by UK GAAP-- results from the weakening of the Yen against Sterling.

          Excluding the revaluation, the improvement in interest expense reflected lower rates, a higher cash balance and lower gross debt, together with exchange benefits.

Other income/charges

          Other income of £13 million for fiscal 2004 primarily relates to lease transfer consent fees. This compares to a charge of £4 million in fiscal 2003.

Tax

          The analysis of the tax charge is set out in Note 11 to the Financial Statements.

          In fiscal 2004, as in fiscal 2003, there is no tax payable on operating results in the UK, as adjusted for taxation. During the fiscal year, the Group has remitted profits to the UK from subsidiaries and associates including those in Australia and Spain. The UK tax charge arising on such profits has been offset partially by credits for taxes paid overseas and by other loss surrenders. No tax arises on profits on disposals as such profits are covered by tax losses from current and prior periods.

Earnings per share

          For the year ended March 31, 2004, profits attributable to shareholders were £130 million, equivalent to earnings of 12.1 pence per share, compared with earnings of 6.7 pence per share in the prior year.

Capital expenditure

          During the three-year period ended March 31, 2004, capital expenditure and investments totaled approximately £1,527 million for the Group, principally related to the acquisition of aircraft and other equipment.

          The following table summarizes Group capital expenditure in the three-year period ended March 31, 2004:

	2004	2003	2002

	(£ million)
Aircraft, spares, modifications and refurbishments (net of refund of progress payments)	154	225	739
Property and equipment (net of refund of progress payments)	67	95	121
Landing rights	14	32	12

	235	352	872
Investments	0	24	44

	235	376	916

          See Notes 13, 14 and 17 to the Financial Statements.

Working capital

          At March 31, 2004, net current liabilities were £231 million, up £52 million on the prior year. This change principally reflects higher creditors (£92 million) due to increased sales in advance of carriage and reductions in stock. These were partially offset by an increase in debtors, due to improved sales volumes and revenue and an £18 million increase in cash, short-term loans and deposits.

          Sales in advance of carriage increased from £783 million to £859 million due to improved forward bookings.

Cash flow

          Net cash inflow from operating activities totaled £1,093 million, £92 million less than last year as the improvement in operating profit was more than offset by the reduction in depreciation and the impact of working capital movements.

          The net cash flow before management and liquid resources and financing was £874 million, a reduction of £357 million from last year, due to the decrease in operating cash flow and a reduction in disposal proceeds, partially offset by a reduction in capital expenditure.

Leases and other financing arrangements

          The following table sets out the movements in loans and capital obligations under finance leases and hire purchase arrangements for the three-year period ended March 31, 2004 (see also note 28):

		Finance leases
		and hire	Total
	Bank and	purchase
	other loans	arrangements	2004	2003	2002

	(£ million)
Balance at April 1	1,332	5,357	6,689	7,401	7,043
New loans raised	81	—	81	13	495
Assumed from subsidiary acquired during the year	—	—	—	—	117
Non-cash refinancing	193	(225)	(32)	—	—
Loans, finance leases and hire purchase arrangements undertaken to finance the acquisition of aircraft and other assets	—	97	97	221	512
Repayment of amounts borrowed	(339)	(576)	(915)	(797)	(712)
Effect of exchange rate changes	(42)	(162)	(204)	(149)	(54)

Balance at March 31	1,225	4,491	5,716	6,689	7,401

          Three A320 aircraft were delivered during the year ended March 31, 2004.  The aircraft were financed on balance sheet through US Dollar denominated cross border finance leases. Five older A320 aircraft were sold and leased back for a period of five years. Two Boeing 777-200 aircraft were sold and leased back for a period of ten years. These were the first of our Boeing 777-200 aircraft to be taken off balance sheet, thereby starting to manage the Group’s residual value exposure to this aircraft fleet.

          For the purposes of the Financial Statements foreign currency debt is translated into Sterling at year-end exchange rates. Gains and losses on translation are recognized in the profit and loss account except for changes in the Sterling value of US Dollar denominated debt that finances US Dollar denominated fixed assets. These gains or losses are taken to reserves, together with the differences arising on the translation of the related assets. The debt translation gain taken to reserves amounted to £169 million (2003: £139 million gain).

Net debt/total capital ratio

          Net debt at March 31, 2004 amounted to £4,158 million, including convertible bonds of £112 million and net of cash and short-term loans and deposits totaling £1,670 million. This reduction of £991 million reflected the application of the operating cash flow to the net repayment of debt and exchange effects.

          The net debt/total capital ratio stood at 53.8%, a 6.9 point reduction versus last year mainly due to the reduction in net debt. Including operating leases, net debt was 58.2%, a 6.4 point reduction from last year.

Share capital

          The number of shares allotted, called up, and fully paid on March 31, 2004 was 1,082,845,000 (March 31, 2003: 1,082,784,000). On June 16, 2003, 11,000 ordinary shares were issued in exchange for 26,000 Convertible Capital Bonds 2005 on the basis of one ordinary share for every 2.34 Bonds held. During the year ended March 31, 2004, 50,000 shares were issued on the exercise of options under Employee Share Option schemes.

Year ended March 31, 2003 compared with year ended March 31, 2002

Revenue

          Group turnover fell by 7.8% to £7,688 million in fiscal 2003. Passenger and cargo revenue (turnover from airline operations scheduled and non-scheduled services) accounted for approximately 92% of Group turnover. For the year, traffic revenue fell by 6.6% to £7,074 million on a flying program 6.7% smaller in ATKs.

          Compared with fiscal 2002, in fiscal 2003 airline operations passenger traffic in RPKs declined 5.8%, while capacity in ASKs was reduced by 7.9%. Passenger load factor (RPKs/ASKs) increased by 2 points compared with fiscal 2002 to 72%. Passenger yield (scheduled and non-scheduled passenger revenue per RPK) declined by 1.3% for the full year.

          Cargo (i.e. freight and mail) volumes (CTKs) were up 4.4% compared with fiscal 2002 but yields (cargo revenue per CTK) fell by 4.0%. Cargo revenue was almost flat, up 0.2% from £483 million to £484 million.

          Other revenue fell 20.2% to £614 million, primarily due to a reduction in revenue from the Qantas Joint Services Agreement, as well as deterioration in third party engineering revenue.

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

          The operating expenditure for the year ended March 31, 2003 includes a charge of £84 million relating to the retirement of the Concorde fleet. See Note 4 to the Financial Statements and “Item 4 – Information on the Company – Marketing and Sales – Concorde”.

          In fiscal 2003, employee costs fell by 13% to £2,107 million, primarily reflecting reduced staff numbers due to the FSAS program and other efficiency actions, as well as the FSAS restructuring charge of £80 million in 2002 (see Note 30 to the Financial Statements). Total Manpower Equivalents (MPEs) at Group level, were down by 4,854 at March 2003 compared with March 2002 and by 11,880 compared with August 2001. Compared with fiscal 2002, in fiscal 2003 the average number of employees in the Group, in manpower equivalents (MPE), fell by 11.6% to 53,440 and productivity (ATKs per MPE) improved by 5.6%.

          Depreciation and amortization costs reduced by 5% compared with fiscal 2002 to £734 million reflecting primarily the withdrawal of the Boeing 747-200 fleet (including the prior year accelerated depreciation), partially offset by the £58 million charge relating to the impairment of capitalized Concorde engineering modifications and rotable inventory.

          Aircraft operating lease costs reduced by 5% compared with fiscal 2002 to £189 million as a result of the return to lessors of Embraer 145s and Dash 8s, as well as Boeing 737-300s. These were partially offset by a £27 million onerous lease provision relating to the sub-lease of the British Airways CitiExpress Limited Jetstream 41 fleet (12 aircraft) to Eastern Airways.

          Fuel and oil costs fell by 18% compared with fiscal 2002 to £842 million due to hedging benefits, reduced flying, efficiencies from smaller, newer aircraft and the exchange rate effect of the weaker US Dollar, which more than offset the increase in spot price.

          Engineering and other aircraft costs reduced by 12% compared with fiscal 2002 to £592 million, reflecting a volume related reduction in subcontract costs, cost efficiencies and exchange benefits, partially offset by the charge of £26 million relating to the write-down of Concorde stock and committed spend, together with increased costs of hull insurance post September 11, 2001.

          Landing fees and en route charges fell by 6% compared with fiscal 2002 to £576 million. This principally reflects benefits from reduced flying and the recovery of passenger service charges from transfer passengers, as well as efficiencies.

          Handling charges, catering and other operating costs decreased by 13% compared with fiscal 2002 to £961 million, as a result of reduced passenger numbers, reduction in subcontract costs and efficiencies across the operational areas.

          Selling costs fell by 14% compared with fiscal 2002 to £706 million. The introduction of the new agent commission structures, reduced sales volume and exchange rate effects were the main reasons for this reduction, partially offset by increases in advertising and promotional activity to support the launch of the new short-haul pricing model.

          Accommodation, ground equipment costs and currency differences fell by 17% compared with fiscal 2002 to £686 million. This reflected a reduction in contractors, reduced information systems spend, reduced property costs, exchange differences and lower bad debt provisions, partially offset by increases in insurance.

Geographical analysis

          See “Item 4 – Information on the Company – Segmental Information – Geographical Analysis” and Note 3 to the Financial Statements.

          Operating profit improved in all regions compared with the prior year as cost reductions more than offset the deterioration in revenue. Traffic was down in all areas except in the UK where lower prices throughout fiscal 2003, stimulated demand.

          The effect of the war in Iraq and terrorism on America’s traffic and yield was more than offset by cost improvements, and despite the impact of the charges relating to Concorde, Americas remained the most profitable region.

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

Share of operating profit from associates

          BA’s share of operating profit from associated undertakings improved by £17 million to £39 million during fiscal 2003, principally due to improvement in the operating profits of Qantas.

          In November 2002, BA sold its 50% shareholding in accoladia, the joint venture between Thomas Cook Limited and the outbound tour business of British Airways Holidays as the partnership no longer fitted the strategies of either company. The British Airways Holidays brand reverted to the Company’s control. In December, 2002, BA sold its stake in the Australian travel businesses Concorde International Travel and World Aviation Services.

Profit on sale of fixed assets and investments

          Profit on disposals of fixed assets and investments for the year ended March 31, 2003 was £60 million, down £85 million from the prior year when our disposal of Go Fly Limited in June, 2001 generated £98 million.

          Disposals during fiscal 2003 included Boeing 777-200, 737-400, 757-200 and the sale and leaseback of Airbus A320 aircraft as well as GE90 engines. There was also significant rationalization of our property portfolio including the sale of the New York crew hotel, Astral Towers Crawley and Odyssey Business Park. Where necessary, these property sales were accompanied by the leasing of space from the purchaser for differing periods depending on future business requirements.

Net interest payable

          Net interest payable for the year ended March 31, 2003 was £255 million, £23 million lower than the previous year. This included a charge for the retranslation of the Yen debt (used to fund aircraft acquisitions) of £10 million, compared to a credit the previous year of £49 million. The retranslation results from the movement of the Yen against Sterling. See Note 10 to the Financial Statements.

          Excluding the retranslation, the improvement in interest payable reflected lower rates, a higher cash balance and lower gross debt, together with foreign exchange benefits.

Other income/charges

          Other charges of £4 million for the year ended March 31, 2003 primarily related to the write-down of our investments in the trade exchange Cordiem and The Airline Group (NATS), partially offset by £7 million of lease transfer income.

          The £5 million write-down in the value of NATS equity to £7.3 million reflected revised estimates of the future long-term benefits of the investment.

          This compared to other income of £21 million in the prior year, relating primarily to £22 million compensation received from the UK Government for the closure of US airspace immediately following September 11, 2001.

Tax

          The analysis of the tax charge is set out in Note 11 to the Financial Statements.

          There was no tax payable on operating results in the UK. During the year ended March 31, 2003, the Group remitted profits to the UK from subsidiaries and associates including those in Australia and Spain. The UK tax charge arising on such profits was offset partially by credits for taxes paid overseas and by other loss surrenders. No tax arose on profits on disposals as such profits were covered by tax losses from current and prior periods.

Earnings per share

          Profit for the year attributable to shareholders was £72 million, equivalent to net earnings per Ordinary Share of 6.7 pence, compared with a loss for the year of £142 million equivalent to a net loss per Ordinary Share of 13.2 pence in the prior year.

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

          Other stand-downs included one Boeing 757-200, and two Boeing 737-400 aircraft pending disposal or return to lessor, together with two Concorde, reflecting the announcement on April 10, 2003 that the fleet  would be retired from service in October 2003.

Cash flow

          Cash inflow from operating activities in fiscal 2003 totaled £1,185 million, an improvement of £319 million on the prior year principally due to the improvement in operating profit. Tangible fixed assets purchased for cash amounted to £293 million, £452 million less than the prior year and the sale of tangible fixed assets and investments generated proceeds of £351 million. The reduction in capital spend and the continuing asset disposals reflected the ongoing implementation of the FSAS program.

Leases and other financing arrangements

          Eleven A320 aircraft were delivered during the year ended March 31, 2003. Five of the aircraft were financed through US Dollar denominated operating leases and two aircraft were financed through UK operating leases. The remaining four aircraft were financed on balance sheet; two through US Dollar denominated cross border finance leases and two through UK finance leases.

          Three A319 aircraft that were delivered in the previous year were financed during fiscal 2003, through US Dollar denominated cross border finance leases. Five short-haul Airbus aircraft that had been delivered and financed on operating leases shortly after September 11, 2001 were refinanced during fiscal 2003, at lower rates on US Dollar denominated operating leases. A Boeing 777-200 which had also been delivered and financed in the previous year was refinanced at lower rates through a cross-border US Dollar denominated finance lease.

          In June, 2002, US$85 million was raised by way of a 30-year New York municipal bond issue to finance the recently completed renovation of the JFK terminal in New York. The bond represents an unsecured debt obligation of the Company and carries interest at 7.5/8%.

          For the purposes of the Financial Statements foreign currency debt is translated into Sterling at year-end exchange rates. Gains and losses on translation are recognized in the profit and loss account except for changes in the Sterling value of US Dollar denominated debt that finances US Dollar denominated fixed assets. These gains or losses are taken to reserves, together with the differences arising on the translation of the related assets. The debt translation gain taken to reserves amounted to £139 million (2002: £4 million loss).

Share capital

          The number of shares allotted, called up, and fully paid on March 31, 2003 was 1,082,784,000 compared with 1,082,757,000 on March 31, 2002. On June 17, 2002, 24,000 Ordinary Shares were issued in exchange for 57,000 Convertible Capital Bonds 2005 on the basis of one Ordinary Share for every 2.34 Bonds held. During the year, 3,000 shares were issued on the exercise of options under Employee Share Option schemes.

Outlook

          Additional security expenditure is expected to continue and our fuel costs for the year ahead are projected to be approximately £150 million higher than 2004.  At the same time intercontinental premium travel volumes are recovering steadily, while short-haul premium traffic remains at lower levels. Demand for non premium travel is meeting expectations with the help of competitive offers in most major markets. We continue to forecast a small revenue improvement in the current year. We expect that small yield declines during the year will be more than offset by volume.

          Although FSAS is now a reality and that particular strategy phase is complete, competitive pressures emphasize the need to continue simplifying the business and reduce costs further. The ultimate objective is a sustainable annual operating margin of 10%, in order to achieve long-term stability and acceptable rewards for shareholders, employees and customers.

Other matters

Future Size and Shape

          Cost reduction targets were exceeded for all the FSAS programs – manpower costs, distribution, procurement and information technology.

          In addition to the cost programs, targets were also set and achieved for manpower, capital spend and disposals.

Business Plan

          The 2004/06 Business Plan was communicated internally on January 28, 2004 and includes a further savings in employment costs, together with the continuing delivery of the prior year’s Business Plan programs of Customer Enable BA (ceBA), Employee Self Service and External Spend.

British Airways CitiExpress

          BA is continuing to simplify and strengthen its UK regional operation.

          In October, 2003, British Airways CitiExpress transferred the operation of its Plymouth-Gatwick route to Air Southwest.

          As part of the strategy to move to an all-jet regional operation, the entire remaining fleet of eight British Aerospace ATPs has been stood down, five returned to lessor and three sub-leased to Loganair. In March, 2004, the transfer took place of five British Airways CitiExpress intra-Scotland routes to Loganair; the three sub-leased ATPs will be operated on these routes. It has also been announced that British Airways CitiExpress will no longer operate four Isle of Man routes, previously ATP-operated, but will retain routes from London Gatwick and Manchester to the island with different aircraft types.

Alliance benefits

          The oneworld alliance includes eight members: BA, Aer Lingus, AA, Cathay Pacific, Finnair, Iberia, LanChile and Qantas. Co-operation across the alliance in a number of areas benefits the customer and increases the airlines’ effectiveness. oneworld offers a substantial package of customer benefits, including reciprocal reward and recognition programs, common lounge access, smoother transfers, increased customer support and greater value.

          A commercial agreement with Swiss International Air Lines was concluded in September, 2003, involving the transfer of eight slot pairs to BA and codesharing on the Heathrow-Geneva route.  A proposal that Swiss would merge its frequent flyer program into the BA Executive Club and go on to join oneworld was rejected by Swiss on June 21, 2004.

          The final US Department of Transportation order, approving the American/BA  behind and beyond codeshare, was issued on May 30, 2003. The codeshare commenced in September, 2003, and by February, 2004, all initial phases of the codeshare had been implemented. In total, American  have placed their code on 68 BA routes to 58 destinations, spanning 34 countries and using nearly 300 flight numbers. In turn, BA have placed their code on 104 routes to 12 countries serving 85 destinations, of which 72 are new to the BA network. This includes the first transatlantic codeshares introduced – Manchester and Glasgow to Chicago and Manchester to New York.

          Outside oneworld, co-operation with Japan Airlines (JAL) continues in the form of Frequent Flyer Program agreements and codesharing. Codesharing commenced in January, 2004, on JAL flights between Tokyo and Seoul, Fukuoka, Osaka and Nagoya. JAL places its code on BA services between Heathrow and Hamburg and Stuttgart.

Subsidiaries

          On June 30, 2003, the sale was completed of dba to Intro GmbH, for a loss on disposal of £83 million.

          On August 27, 2003, the Group completed the disposal of Speedwing Mobile Communications, which formed part of Speedwing International Limited, to Air Radio Limited.  The profit on disposal from this sale was £3 million.

Qantas

          Dating from 1993, the relationship with Qantas is BA’s longest standing and deepest alliance relationship. Under the Joint Services Agreement (“JSA”) there is full strategic, tactical and operational co-operation on all of BA’s and Qantas’ flights that serve markets between the UK and Continental Europe, Southeast Asia and Australia. This co-operation continues to strengthen and provides customers with improved flight departure times, routings and value for money, offering the very best of customer service to all passengers.

          BA and Qantas continue to co-ordinate sales and marketing activities worldwide, and to share all costs and revenues on the JSA routes, giving both companies an incentive to improve the joint business. Additional value has been generated with cost saving and revenue co-operation across almost all functions.

          Qantas’ pre-tax profit for the six months ended December 31, 2003 (included in the March 31, 2004 result) amounted to A$530.3 million, an increase of 3.4% on the corresponding period in the prior year. Group profit after tax amounted to A$357.8 million, up 1.5%. Revenue for the six months was A$5.8 billion, down 4.4% compared to the prior year. Passenger revenue decreased by 4.8% and was due to a decline in RPKs of 0.8% and a yield deterioration of 5.2%.

          In April, 2003 and October, 2003, Qantas issued new shares by way of shareholder placings. On each occasion, BA did not take up its allocation, which resulted in the dilution of the Group’s shareholding from 18.93% to 18.25%.

Iberia

          In December 2003, the European Commission granted BA, Iberia and our franchise partner, GB Airways exemption for a period of three years under Article 81 of the EU Treaty. The three airlines have used this exemption to deepen co-operation on routes between the UK and Spain including from London Heathrow and Gatwick, to Madrid and Barcelona.

          In addition BA and Iberia have agreed that joint proposals will be developed for field sales co-operation and joint dealing in the UK and Spanish markets, for enhanced co-operation in revenue management, for systems co-operation and for a benefit share on routes between the UK and Spain.

          Iberia’s profit before tax for the 12 months to December 31, 2003 (included in the March 31, 2004 result) was €201.7 million, compared to a profit before tax last year of €194.1 million.

Franchising

          As at March 31, 2004 there were six franchises operating to 78 destinations of which 60 are additional to the BA (including British Airways CitiExpress) network.

Pensions

          We continue to account for our Group pension schemes under the current accounting standard SSAP 24.

          However, we are also required to disclose the impact of the new standard FRS 17 in the notes to the Financial Statements.  As at March 31, 2004, the accounting valuation of the Group pension schemes under FRS 17 shows a post-tax deficit of £1.2 billion, in line with the previous year’s valuation. The FRS 17 valuation reflects a snapshot of the pension scheme assets and liabilities at March 31, 2004 and does not impact employer’s contributions.

          The triennial actuarial review of the main UK pension schemes (APS and NAPS) was completed in October, 2003 and confirmed the cash contributions required to be made into the schemes. For APS, the Company is required to restart contributions at the rate of £26 million per year from November 1, 2003. For NAPS, the increase in the deficit requires additional contributions of £107 million to be made per year commencing from January 1, 2004. As a result, total contributions to APS and NAPS for the year ended March 31, 2004, were £158 million (excluding augmentation payments). Contributions for the financial year ending March 31, 2005 are expected to be approximately £250 million.

Liquidity and investments

          The Iraq war and the continuing risk of terrorist attacks led us to maintain high liquidity throughout the year. Cash flow was managed effectively through this period by achievement of the FSAS targets on capital and disposals.

          This strong cash generation has allowed us to accelerate debt repayments. During the year ended March 31, 2004, the Group repaid £344 million of debt early and intends to continually review liquidity requirements and repay debt early to utilize long-term surplus liquidity.

          At March 31, 2004 the Group had at its disposal short-term loans and deposits and cash at bank and in hand amounting to £1,670 million (2003: £1,652 million). In addition, the Group had undrawn long-term committed aircraft and general financing facilities totaling approximately US$761 million, a committed short-term unsecured revolving credit facility of US$100 million and undrawn uncommitted overdraft and money market lines totaling £46 million.

          The Group’s holdings of cash and short-term loans and deposits, together with committed funding facilities and net cash flow, are expected to be sufficient to cover the cost of all future committed aircraft deliveries due in the next three years.

          Surplus funds are invested in high quality short-term liquid instruments, usually bank deposits. Credit risk is managed by limiting the aggregate exposure to any individual counterparty, taking into account its credit rating. Such counterparty exposures are regularly reviewed and adjusted as necessary. Accordingly, the possibility of material loss arising in the event of non-performance by counterparties is considered to be unlikely.

Management of financial and fuel price risks

          The Board of Directors sets the treasury policies and objectives of the Group, and lays down the parameters within which the various aspects of treasury risk management are operated. The Board has approved a treasury governance statement that outlines the Group’s policies governing corporate and asset financing, interest rate risk, fuel price risk, foreign exchange risk and cash and liquidity management. The governance statement also lists the financial instruments that the Group’s treasury function is authorized to use in managing financial risks. The governance statement is under on-going review to ensure best practice in the light of prevailing conditions.

          Responsibility for ensuring that treasury practices are consistent and compatible with the agreed governance statement is vested in a Finance Committee which is chaired by the Chief Financial Officer.

          A monthly Treasury Committee, chaired by the Group Treasurer, approves risk management strategies and reviews major foreign exchange, fuel and interest rate exposures and actions taken during the month to manage those exposures.

          Group Treasury implements the agreed policies on a day-to-day basis to meet the treasury objectives in a risk averse though cost effective manner. These objectives include ensuring that the Group has sufficient liquidity to meet its day-to-day needs and to fund its capital investment program and other investments; deploying any surplus liquidity in a prudent and profitable manner; managing currency, fuel, interest rate and credit exposures; and managing the Group’s relationship with a large number of banks and other financial institutions world-wide.

          See also “Item 11 – Quantitative and Qualitative Disclosures about Market Risk”.

Financing and interest rate risk

          Most of the Group’s debt is asset related, reflecting the capital-intensive nature of the airline industry and the attractiveness of aircraft as security to lenders and other financiers. These factors are also reflected in the medium to long-term maturity profiles of the Group’s loans, finance leases and hire purchase arrangements. The incidence of repayments is shown in Note 27 to the Financial Statements. The Group demonstrated its continuing ability to raise new financing by financing all aircraft deliveries during the year and maintaining committed facilities for all planned aircraft deliveries.

          At March 31, 2004 approximately 66% of the Group’s borrowings (after swaps), net of cash, short-term loans and deposits, were at fixed rates of interest and 34% were at floating rates. This proportion of fixed rate borrowings has increased from 58% at March 31, 2003 as the Group chose to focus its early debt repayments on floating rate debt, leaving fixed rate debt intact.

          The Group’s borrowings are predominantly denominated in Sterling, US Dollars and Japanese Yen. Sterling represents the Group’s natural “home” currency, whilst a substantial proportion of the Group’s fixed assets are priced and transacted in US Dollars. The Japanese Yen liabilities arise as a result of the Group’s substantial Japanese cross-border hire purchase arrangements entered into during the period 1990 to 1999. Details of the currency mix of the Group’s gross borrowings are shown in Note 27 to the Financial Statements.

          In July, 2003 the Company’s senior unsecured debt rating was lowered by one notch to sub-investment grade having been put on credit watch due to the Iraq War and SARS. The impact of the downgrade was limited as there are no financial covenants in the existing debt portfolio. Furthermore, the Group’s main source of external funding, being secured aircraft financing, is less sensitive to credit ratings than the unsecured bond market.

          See also “Item 11 – Quantitative and Qualitative Disclosures about Market Risk”.

Foreign currency risk

          The Group generates a surplus in most of the currencies in which it does business. The US Dollar can be an exception to this as capital expenditure, together with ongoing operating lease and fuel payments denominated in US Dollars, can create a deficit. In the year to March 31, 2004 lower levels of US Dollar capital expenditure and US Dollar disposal proceeds resulted in the generation of a surplus.

          As a result, the Group can experience adverse or beneficial effects arising from exchange rate movements. For example, the Group is likely to experience beneficial effects from a strengthening of foreign currencies and an adverse effect from a strengthening in Sterling. The Group seeks to reduce its foreign exchange exposure arising from transactions in various currencies through a policy of matching, as far as possible, receipts and payments in each individual currency. Surpluses of convertible currencies are sold, either spot or forward, for US Dollars and Sterling.

          The Group has substantial liabilities denominated in Yen, which consist mainly of purchase option payments falling due under various Japanese leveraged lease arrangements maturing between 2004 and 2011. The Group utilizes its stream of Yen traffic revenues as a natural hedge against these maturing Yen liabilities as they fall due. At times, the Group will also purchase and hold Yen as a partial hedge against the balance sheet translation risk.

          The Group’s forward transactions in foreign currency are detailed in Note 38 to the Financial Statements.

          See also “Item 11 – Quantitative and Qualitative Disclosures about Market Risk”.

Fuel price risk

          The Company’s fuel risk management strategy aims to provide the Airline with protection against sudden and significant increases in oil prices while ensuring that the Airline is not competitively disadvantaged in a serious way in the event of a substantial fall in the price of fuel.

          In meeting these objectives, the fuel risk management program allows for the judicious use of a number of derivatives traded on regulated exchanges in London (the International Petroleum Exchange) and New York (the New York Mercantile Exchange) as well as on the Over The Counter (OTC) markets, with approved counterparties and within approved limits.

Derivative financial instruments

          BA uses derivative financial instruments (derivatives) with off-balance sheet risk selectively for treasury and fuel risk management purposes. The Group’s policy is not to trade in derivatives but to use these instruments to hedge anticipated exposures.

          As part of its treasury risk management activities the Company has entered into a number of swap agreements in order to hedge its direct exposure to interest rates. The majority of these swaps are embedded in lease and loan agreements. A smaller number of interest rate swaps are not associated with specific loans and leases and are disclosed in Note 34 to the Financial Statements.

          Forward foreign exchange contracts and “collars” are used to cover near term future net revenues in a variety of currencies. Forward foreign exchange contracts outstanding at March 31, 2004 are summarized in Note 38 to the Financial Statements.

          The Company considers the purchase of interest rate, foreign exchange and fuel options as bona fide treasury exposure management activities. It would not generally contemplate the opening of new exposures by selling options, except where the risks arising from selling the option are covered by other elements of the hedging portfolio or underlying physical position, for example, as a component of a collar. Other treasury derivative instruments would be considered on their merits as valid and appropriate risk management tools and, under the treasury governance framework, require Board approval before adoption.

          As derivatives are used for the purposes of risk management, they do not expose the Group to market risk because gains and losses on the derivatives offset losses and gains on the matching asset, liability, revenues or costs being hedged. Counterparty credit risk is generally restricted to any hedging gain from time to time and is controlled through mark to market based credit limits.

          See also “Item 11 – Quantitative and Qualitative Disclosures about Market Risk”.

Economic and Monetary Union

The airline is maintaining its corporate readiness for UK entry should a decision to join be taken.

International Financial Reporting Standards

          BA will prepare its March 31, 2006, consolidated Financial Statements under International Financial Reporting Standards (“IFRS”). The IFRS convergence project team report quarterly to the Audit Committee and progress continues in accordance with the plan. The detailed implementation planning phase is underway and on track to deliver IFRS compliant information for comparative purposes during 2004/05. Communication to the investor community will commence during the second half of the year.

Interest cover

          The Group’s interest cover for fiscal 2004 was 2.1 times. The increase in interest cover from fiscal 2003 (1.5 times) reflects the improvement in the profitability of the Group between fiscal 2004 and fiscal 2003 and a reduction in net interest payable. This reduction principally reflects the lower level of net debt of the Group.

          The Group’s interest cover for fiscal 2003 was 1.5 times. The increase in interest cover from fiscal 2002 (0.4 times) reflects the improvement in the profitability of the Group between fiscal 2003 and fiscal 2002 and a reduction in net interest payable. This reduction reflects both the lower level of net debt of the Group and the reduction in pounds Sterling and US Dollar interest rates between fiscal 2003 and 2002.

          See Item 3 -footnote (3) on page 9 for the calculation of interest cover.

Debt and other contractual obligations

          The Group has amounts falling due, excluding interest payable, under various debt and other contractual obligations as follows:

		Payments due by period
	Total	Less than one year	1-3 years	3-5 years	More than 5 years
	(£ millions)
Long-term debt Obligations	1,225	102	146	217	760
Capital lease Obligations	4,491	580	886	798	2,227
Operating lease Obligations	2,131	196	291	200	1,444

Total	7,847	878	1,323	1,215	4,431

See also Notes 16 and 27 to the Financial Statements.

          Capital expenditure commitments authorized and contracted for, but not provided for in the Group’s fiscal 2004 Financial Statements, amounted to £347 million for the Group (2003: £482 million), and £346 million for the Company (2003: £476 million), in each case as of March 31, 2004. These outstanding commitments include £323 million which relates to the acquisition of Airbus A320 family aircraft scheduled for delivery over the next four years. It is intended that these aircraft will be financed partially by cash holdings and internal cash flow and partially through external financing, including committed facilities arranged prior to delivery.

Critical Accounting Policies and New Accounting Standards

Introduction

          The discussion and analysis of the Company’s financial condition and results of operations are based on the consolidated Financial Statements, which have been prepared in accordance with UK GAAP. The preparation of these Financial Statements requires the development of estimates and judgments that affect the reported amount of assets and liabilities, revenues and costs and related disclosure of contingent assets and liabilities at the date of the Financial Statements. Actual results may differ from these estimates under different assumptions or conditions.

          Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties and potentially result in materially different results under different assumptions and conditions. It is believed that the Company’s critical accounting policies are limited to those described below. The Company’s management has discussed the development of the estimates and disclosures related to each of these matters with the Audit Committee.

          Note 1 to the Financial Statements provides additional discussion of the application of these estimates and other accounting policies. The critical accounting policies defined below include those used in the reconciliation of the Financial Statements under UK GAAP to US GAAP where relevant; Note 45 to the Financial Statements provides additional discussion of the application of the policies under US GAAP.

Passenger revenue

          Passenger revenue is initially recorded as a liability for sales in advance of carriage, with revenue from ticket sales recognized at the time that BA provides the transportation. In respect of unused ticket revenue recognized, the Group makes estimates based on historical trends regarding liability for tickets sold but not yet processed, the timing and amount of tickets used for travel on other airlines and the amount of tickets sold that will not be used. These are used to determine the timing and amount of unused ticket revenue recognized. Changes to these estimation methods could have a material effect on the presentation of the Group’s financial results.

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

          The Group utilizes various estimates in accounting for the frequent flyer schemes. The direct incremental cost of providing free redemption services, including free travel, is accrued as participants accumulate mileage, based on expected redemptions. The accrued cost is based on various estimates with respect to the incremental fuel, food and other costs incurred in providing such schemes. Additional assumptions are made, based on general customer behavior, regarding the likelihood of a customer redeeming the miles on BA, redeeming the miles for non-travel benefits, or redeeming the miles on partner carriers. Changes in cost estimates or accrual methods, among other factors, could have a significant effect on the Group’s presentation of financial results.

          The total number of BA Miles outstanding at March 31, 2004 was 120,125,363,572 and the total number of Airmiles outstanding was 6,702,991,060. BA has recorded a liability for the awards relating to these mileage credits of £120 million.

          The number of frequent flyer RPKs as a percentage of total RPKs for the years ended March 31, 2004, 2003 and 2002 was 4.0%, 4.4% and 3.7%, respectively.

          BA believes that the displacement of revenue passengers by those traveling on frequent flyer awards is minimal based on the low percentage of frequent flyer RPKs to total RPKs and the Company’s ability to manage frequent flyer capacity.

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

Tangible fixed assets

          The Group has a net book value of approximately £8.6 billion in aircraft, property, equipment and other tangible assets as of March 31, 2004. These assets are held at cost, subject to the property revaluations carried out on March 31, 1995, which are being retained in accordance with the transitional provisions of applicable accounting standards. The Group now, however, has a policy of not revaluing tangible assets. Depreciation is calculated to write off the cost or valuation, less the estimated residual value, on a straight-line basis. Changes to the Group’s policies relating to the revaluation of assets, estimation of useful lives, residual values or other policies could have a material effect on the presentation of the Group’s financial position and results of operations. Further information relating to the Group’s accounting for tangible assets is provided in Note 1 to the Financial Statements.

          The carrying value of tangible assets is reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable.

Goodwill and other intangible fixed assets

          Under UK GAAP, goodwill arising since April 1, 1998 and other intangible assets are capitalized and amortized over their useful economic lives.

          For the purposes of US GAAP, the Group adopted Statement of Financial Accounting Standards (“SFAS”) No. 142 ‘Goodwill and Intangible Assets’ effective from April 1, 2002. In accordance with SFAS No. 142, goodwill and other assets with indefinite lives are capitalized and not amortized, but tested for impairment on an annual basis or on an interim basis when a triggering event occurs. The Group recognized a goodwill impairment charge of £399 million following its first annual impairment review (see Note 45 to the Financial Statements).

          With respect to investments in associated undertakings, under UK GAAP goodwill is capitalized and amortized over its useful economic life. Under US GAAP, goodwill and intangible assets arising on the acquisition of an equity stake are capitalized but not amortized but tested for impairment in accordance with the requirements of Accounting Principles Board (“APB”) No. 18 ‘The Equity Method of Accounting for Investments in Common Stock’.

          Intangible assets with finite lives continue to be capitalized and amortized over their useful economic lives under both UK GAAP and US GAAP. The Group’s landing rights have definite useful lives and will continue to be amortized over their useful economic lives not exceeding 20 years. The carrying value of finite-lived intangible assets is reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable.

          Changes to the Group’s valuation methods used for the purposes of impairment reviews, or estimation of useful economic lives for finite-lived intangible assets could have a material effect on the presentation of the Group’s financial position and results of operations.

Pensions and other postretirement benefits

          Accounting for pensions and other postretirement benefits involves judgment about uncertain events, including, but not limited to, discount rates, expected rate of return on plan assets and expected health care cost trend rates. Determination of the projected benefit obligations for the Group’s defined benefit pension scheme and post-retirement plans are important to the recorded amount of benefit expense in the profit and loss account (and also the balance sheet under US GAAP).

          Under UK GAAP, actuarial valuations on the UK pension schemes are required to be carried out every three years – these determine the assumptions to be used and therefore the expense recorded in the profit and loss account. The latest actuarial valuations were made at March 31, 2003. Details of the assumptions used are included in Note 32 to the Financial Statements.

          Details of the US GAAP adjustment relating to pensions and other postretirement benefits are included in Note 45 to the Financial Statements. Under US GAAP, the cost of providing pensions is attributed to periods of service in accordance with the benefit formulae underlying the pension plans. The resultant projected benefit obligation is matched against the current value of the underlying plan assets and unrecognized actuarial gains and losses in determining the pension cost or credit for the year; determination of this obligation is therefore important to the recorded amounts for such obligations on the balance sheet and to the amount of benefit expense in the profit and loss account. The assumptions used may vary from year to year, which may affect future results of operations. Any differences between these assumptions and the actual outcome will also affect future results of operations.

Effect of new US accounting standards adopted in year to March 31, 2004

          In June 2001, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 143 ‘Accounting for Asset Retirement Obligations’  (“SFAS 143”), SFAS 143 requires companies to record liabilities equal to the fair value of their asset retirement obligations when they are incurred, for example recognition of return lease conditions when the aircraft is first utilized. Over time, the liability accredited for the change in present value each period, and the initial capitalized cost is depreciated over the useful life of the related asset. SFAS 143 was effective for accounting periods beginning after June 15, 2002. The provisions of SFAS 143 are similar to the accounting policy used by the Group in preparing its Financial Statements under UK GAAP. There was no impact on the Group as a result of the adoption of SFAS 143.

          In April 2003, the FASB issued SFAS No. 149, ‘Amendment of Statement 133 on Derivative Instruments and Hedging Activities’ (“SFAS 149”). The Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133. This Statement was effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The guidance is to be applied prospectively. The Company does not apply the hedge accounting provisions of Statement 133 and has not identified any embedded derivatives requiring separate accounting under Statement 133. As a result there was no impact on the Group as a result of the adoption of SFAS 149.

          In February 2003, the FASB issued SFAS No. 150, ‘Accounting for Certain Financial Instruments with Characteristics of Liabilities and Equity’ (“SFAS 150”), which was effective for the year ending March 31, 2004. SFAS 150 establishes standards for the classification of liabilities in the Financial Statements that have characteristics of both liabilities and equity. The Group does not hold any financial instruments that are classified within equity and which require to be reclassified as a liability under the provisions of SFAS 150. As a result there was no impact on the Group as a result of the adoption of SFAS 150.

          In January 2003, the FASB published Interpretation No. 46 ‘Consolidation of Variable Interest Entities’ (“FIN 46”). Under FIN 46 the party with the majority of the variability in gains and losses of a variable interest entity is the primary beneficiary of the entity and is required to consolidate the variable interest entity.

          The Group has an investment in The London Eye Company Limited. The principal activity of the company is the operation of a visitor attraction, British Airways London Eye. Though not fulfilling the legal definition of a subsidiary undertaking, the Group carries substantially all the risk and rewards of ownership and therefore the Group’s investment in The London Eye Company Limited is accounted for as a Quasi-subsidiary under UK GAAP and is therefore fully consolidated as described in the Note 1 Accounting policies.

          Previously under US GAAP, the Group accounted for its investment as an associated undertaking. The Group’s investment meets the definition of a ‘variable interest entity’ under FIN 46 and as a result the assets and liabilities of The London Eye Company have been fully consolidated into the Group’s net income and shareholders’ equity as reported under US GAAP. Summarized financial information for The London Eye Company is set out in Note 20 to the Financial Statements.

          The Group has financed eight aircraft through operating leases with third party lessors. Under UK GAAP these operating leases are accounted for as finance leases and recorded as assets and liabilities on the Group’s balance sheet. Under US GAAP, the leases were accounted for as operating leases. At inception of the leases, substantially all of the risks and benefits of the assets were transferred to the Group, and as a result the assets and liabilities should be reflected within shareholders’ equity under FIN 46.

          In December, 2003, the FASB published a revised version of SFAS No. 132 ‘Employers’ Disclosures about Pensions and Other Postretirement Benefits’ (“SFAS 132”). Under the revised SFAS 132, additional disclosures are required on types of plan assets, investment strategy, measurement date, plan obligations, cashflows and components of net periodic benefit cost recognized during interim periods. The Group has included the additional disclosures as part of the notes to the Financial Statements.

Impact of new US accounting standards not yet adopted

          There are currently no US accounting standards that have been issued but have yet to be adopted by the Group.

Impact of new UK accounting standards not yet adopted

          In December 2003, the Urgent Issues Task Force (“UITF”) of the Accounting Standards Board issued Abstract 38 “Accounting for ESOP Trusts”. The effect of this UITF Abstract is to require investments held in an entity’s own shares through an ESOP trust to be treated as a deduction in equity rather than recorded as an asset. At March 31, 2004 the Group held £31 million of own shares classified as a fixed asset investment. These shares would be treated as a deduction from equity under the UITF.

Impact of new UK accounting standards not yet adopted

          British Airways will prepare its March 31, 2006, under International Financial Reporting Standards (“IFRS”). The IFRS convergence project team report quarterly to the Audit Committee and progress continues in accordance with the plan. The detailed implementation planning phase is underway and on track to deliver IFRS compliant information for comparative purposes during 2004/05. Communication to the investor community will commence during the second half of the year.

Item 6 — Directors, Senior Management and Employees

          During fiscal 2004 the business of BA was directed by a Board of Directors which consisted of 12 members.  All Directors are subject to retirement every three years and are eligible for re-election by the shareholders. The Directors of BA as at July 20, 2004 (and their respective ages) were:

CHAIRMAN
Lord Marshall of Knightsbridge (70)
Board Member since 1983, Chief Executive 1983-1993, Executive Chairman 1993-1996; Non-executive Chairman since 1996. Chairman of the Nominations Committee until July 20, 2004. He is Chairman of Pirelli UK plc.  Lord Marshall retired as Chairman of BA at the Annual General Meeting held on July 20, 2004.

Martin Broughton (57)
Independent non-executive director since May, 2000. Chairman of the Audit Committee and senior independent non-executive director until July 20, 2004.  Chairman of the Nominations Committee. Martin Broughton retired as Chairman of British American Tobacco p.l.c during June, 2004.  He was appointed Deputy Chairman of British Airways on November 7, 2003 and succeeded Lord Marshall as Chairman on July 20, 2004.

CHIEF EXECUTIVE
Roderick Eddington (54)
Executive Board member since 2000.  Rod Eddington joined the airline as Chief Executive in May, 2000. He is a non-executive director of News Corporation and of John Swire & Son Pty Limited.

CHIEF FINANCIAL OFFICER
John Rishton (46)
Executive Board member since September, 2001. Having originally joined the airline in 1994 as Senior Vice-President Finance USA, John Rishton was appointed as Chief Financial Officer in September, 2001.  He is a non-executive director of Allied Domecq PLC.

DIRECTOR OF CUSTOMER SERVICE AND OPERATIONS
Michael Street OBE (56)
Executive Board member since December, 2000.  Mike Street has been Director of Customer Service and Operations since 1997. He sits on the Council of Buckinghamshire Chiltern University College and is a director and trustee of Airways Charitable Trust Limited.  He is a non-executive director of WSH Group Ltd and Kempton Park Racecourse Company Limited.

NON-EXECUTIVE DIRECTORS
Maarten van den Bergh (62)
Independent non-executive director since 2002. Audit, Nominations and Remuneration Committees. He is Chairman of Lloyds TSB Group Plc and a non-executive director of BT Group plc and Royal Dutch Petroleum Company, having previously been President of Royal Dutch Petroleum Company and Vice-Chairman of the Committee of Managing Directors of the Royal Dutch/Shell Group of companies.  Maarten van den Bergh was appointed senior independent non-executive director with effect from July 20, 2004.

Dr Ashok Ganguly (68)
Independent non-executive director since 1996. Audit and Safety Review Committees. A Fellow of the Royal Society of Chemistry, Ashok Ganguly is Chairman of Technology Network (India) Private Limited, ICICI OneSource Ltd and ABP Ltd Group, director of ICICI Knowledge Park Ltd, Mahindra & Mahindra Ltd, Wipro Corporation, Tata AIG Life Insurance Co. Ltd, Reserve Bank of India, Hemogenomics Pvt Ltd and New Skies Satellites.

Captain Michael Jeffery (59)
Non-executive director since October, 2001. Chairman of the Safety Review Committee. Captain Jeffery was Director of Flight Operations from 1995 until his retirement from British Airways in June, 2001. He is a member of the West Michigan University College of Aviation Advisory Board.

Baroness O’Cathain OBE (66)
Non-executive director since 1993. Safety Review Committee. Detta O’Cathain is also a non-executive director of BNP Paribas UK Plc and South East Water plc.

Dr Martin Read (54)
Independent non-executive director since May, 2000. Chairman of the Remuneration Committee.  Nominations Committee.  Martin Read is Group Chief Executive of LogicaCMG plc and a non-executive director of the Boots Group PLC.

Alison Reed (47)
Independent non-executive director since December, 2003.  Chairman of the Audit Committee from July 20, 2004 having served as a member since December 2003.  Alison Reed is Finance Director of Marks & Spencer Group plc, and a Trustee of Whizz-Kidz.

Lord Renwick of Clifton (66)
Independent non-executive director since 1996. Remuneration and Safety Review Committees. Previously British Ambassador to the US and to South Africa. He is Vice Chairman Investment Banking of J P Morgan Europe, Chairman of Fluor Ltd, director of BHP Billiton, Harmony Gold, SABMiller Plc, Compagnie Financiere Richemont AG and a Trustee of The Economist.

Service Contracts of Executive Directors

          Each of the three executive Directors has a rolling contract with a one-year notice period  There are no express provisions for compensation payable upon early termination of any of the executive Directors’ service contracts other than payments due during the notice period.  The service contracts include the following terms:

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

Service Agreements of Non-Executive Directors

          Except where appointed at a general meeting of shareholders of the Company, non-executive Directors stand for election by shareholders at the first Annual General Meeting of shareholders following appointment and stand for re-election every three years thereafter.  Lord Marshall’s letter of engagement was amended in June, 2003 to remove a one year notice provision, and he subsequently indicated his intention to retire at the annual general meeting on July 20, 2004.  None of the non-executive directors has any right to compensation on the early termination of their appointment.  The letters of engagement for non-executive directors, other than Lord Marshall, were reviewed after the publication of the revised Combined Code and new letters of engagement were entered into in March, 2004.  As at July 20, 2004, the dates of the Chairman’s and current non-executive Directors’ appointments are as follows:

Non-executive	Date of appointment	Date of election/ last re-election	Expiry date

Lord Marshall	December 13, 1983	July 16, 2002	July 20, 2004
Maarten van den Bergh	July 16, 2002	July 16, 2002	July 19, 2005
Martin Broughton	May 12, 2000	July 15, 2003	July 18, 2006
Dr Ashok Ganguly	April 12, 1996	July 16, 2002	July 19, 2005
Captain Michael Jeffery	October 1, 2001	July 16, 2002	July 19, 2005
Baroness O’Cathain	May 27, 1993	July 20, 2004	July 19, 2005
Dr Martin Read	May 12, 2000	July 15, 2003	July 18, 2006
Alison Reed	December 1, 2003	July 20, 2004	July 17, 2007
Lord Renwick	March 1, 1996	July 16, 2002	July 19, 2005

          In addition to Rod Eddington, John Rishton and Mike Street above, the executive officers of the BA Group listed below each have service agreements.

Robert Boyle (39), Director of Commercial Planning.  Joined the airline in 1993 in Corporate Finance, becoming General Manger, Network Development in 1998, taking on responsibility for Fleet Planning in 2002.

Paul Coby, (48), Chief Information Officer.  Joined the airline in 1996 as Im Systems Supply Board Manager becoming Chief Information Officer in 2000.

Lloyd Cromwell Griffiths, (59), Director of Flight Operations.  Joined the airline in 1973 as a pilot becoming Director of Flight Operations in 2001.

Martin George, (42), Commerical Director.  Joined the airline in 1987 as a Brand Manager becoming Director of Marketing in 1997, taking on responsibility for Commercial Development in 2002.

Alan McDonald, (54), Director of Engineering.  Joined the airline in 1966 as an Apprentice Engineer becoming Director of Engineering in 2001.

Roger Maynard, (61), Director of Investments and Alliances.  Joined the airline in 1987 as Vice-President Commercial Affairs North America, becoming Director of Corporate Strategy in May 1991.

Neil Robertson, (51), Director for People.  Joined the airline in 1976 as a graduate trainee becoming Director for People in 2002.

Robert Webb QC, (55), General Counsel.  Joined the airline in 1998 and has responsibility for Legal, Government and Industry Affairs, Safety, Security, Risk Management, Community Relations and the Environmental departments of the airline.

Alan Buchanan, (46), Company Secretary.  Joined the airline in 1990 as Principal Legal Adviser Finance becoming Company Secretary in April 2000.

          The Company has arranged appropriate insurance cover in respect of legal action against its directors and officers. In May, 2004, the Company granted rolling indemnities to the directors and the secretary, uncapped in amount but subject to applicable law, in relation to certain losses and liabilities which they may incur in the course of acting as officers of companies within the group.

Compensation of Directors and Officers

          The remuneration of the executive Directors for the year ended March 31, 2004 was:

	Rod Eddington	John Rishton	Mike Street

	2004	2004	2004

	(£’000)
Basic salary	558	305	325
Bonus*	0	0	0
Taxable benefits**	26	15	21

Total	584	320	346

* The annual bonuses earned by the three executive directors in relation to the year under review were voluntarily waived.
** Taxable benefits include a company car or cash equivalent, fuel, private health insurance and personal travel.

          The remuneration of the three executive directors has been adjusted as reflected above from the amounts listed in the previously filed service contracts.

          The remuneration (fees and taxable benefits) paid to non-executive directors for the year ended March 31, 2004 were:

	2004
	Fee	Taxable benefit*

	(£’000)

Lord Marshall	250	13
Maarten van den Bergh	30	0
Martin Broughton	36	1
Dr. Ashok Ganguly	34	0
Captain Michael Jeffery	46	15
Baroness O’Cathain	34	1
Dr Martin Read	29	1
Alison Reed (1)	10	0
Lord Renwick	31	1

Total	500	32

* Taxable benefits include a company car or cash equivalent, fuel, private health insurance and personal travel.
(1) Appointed to the Board of Directors in December, 2003.

          The Chairman’s fee is determined by the Remuneration Committee. Fees for the non-executive directors (other than the Chairman) are determined by the executive directors on the recommendation of the Chairman. For the year in question, these were set in April, 2001 and were £27,500 per annum plus £600 for each Board Committee separately attended. The Chairman of the Safety Review Committee receives £15,000 in addition to these fees and is provided with a company car and fuel. The review of these fees scheduled for April, 2003 was deferred for six months and an increase in line with the rise in base pay for the workforce was declined by all of the non-executive directors when offered in October, 2003. The Chairman and the non-executive directors are not eligible to participate in the long term incentive plan nor in the share option plan. Their fees are not pensionable. Lord Marshall and Captain Jeffery, being former executives of the Company, are in receipt of pensions, in the case of Lord Marshall, under the New Airways Pension Scheme and, in the case of Captain Jeffery, under the Airways Pension Scheme.  As a former executive, Lord Marshall retains options under the 1987 share option plan and, similarly, Captain Jeffery retains conditional share options under the long term incentive plan, granted, in each case, whilst they were serving as executives of the Company.

          For 2004, the aggregate compensation paid or accrued (excluding pension benefits) by BA to all members of the Board of Directors and its other executive officers named above during the year for services in all capacities was £3,463,189. Also during fiscal 2004, pension contributions of £354,973 were paid for the benefit of members of the Board of Directors and BA’s other executive officers. For the year ended March 31, 2004 Rod Eddington earned an annual pension of £21,229, John Rishton earned an annual pension of £17,050, and Mike Street earned an annual pension of £16,315.

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

          The Audit Committee meets at least quarterly.  The Committee consists solely of independent non-executive directors. At the beginning of the year the members were Martin Broughton, Maarten van den Bergh, Ashok Ganguly and Baroness O’Cathain. Alison Reed joined the Committee on December 1, 2003 and succeeded Martin Broughton as Chairman of the Audit Committee on July 20, 2004.  Baroness O’Cathain left the Committee on March 31, 2004. The external and internal auditors, the General Counsel and the Company Secretary normally attend meetings of the Committee and have rights of access to it. In addition, the Committee has held closed meetings and has also met privately with each of the external and internal auditors. Executives attend as required. The Committee reviews the Company’s Financial Statements to ensure that its accounting policies are the most appropriate to the Company’s circumstances and that its financial reporting presents a balanced and understandable assessment of the Company’s position and prospects. It also keeps under review the Company’s system of internal control, including compliance with the Company’s codes of conduct and the scope and results of the work of internal audit and of external audit, together with the independence and objectivity of the auditors. The Committee is also responsible for oversight of the Company’s policy on whistleblowers and the Risk Group.

          The Remuneration Committee of the Board meets at least twice a year and additionally if required to determine the Company’s policy on remuneration for the executive directors, senior executives below Board level, the Chairman and, with effect from April 1, 2004, the Company Secretary to review that remuneration and to consider and decide grants under the Company’s long term incentive and share option plans. The Committee consists solely of independent non-executive directors and is chaired by Dr Martin Read.  Its other members during fiscal 2004 were Martin Broughton and Lord Renwick. On July 20, 2004 Martin Broughton was replaced on the Committee by Maarten van den Bergh.  No director is involved in deciding his or her own remuneration. The fees for the non-executive directors, other than the Chairman, are fixed by the executive directors on the recommendation of the Chairman.

          The executive directors of the Company receive options pursuant to the Company’s performance incentive plans in relation to which corporate performance targets set at the beginning of each financial year by the Remuneration Committee.

Options to Purchase Securities from Registrant or Subsidiaries

          As of June 30, 2004 employees of the Company held options to purchase 51,234,796 Ordinary Shares at exercise prices ranging between 157p and 465p per Share.

          The following Directors held options to purchase ordinary shares of British Airways Plc granted under the British Airways Executive Share Option Scheme 1987 and the British Airways Share Option Plan 1999, as at June 30, 2004  In line with market practice at the time, options awarded under the 1987 scheme are not subject to any performance condition.  Options awarded under the 1999 plan are subject to a performance condition as detailed below.  The interests in options held by the Directors as of June 30, 2004 were as follows:

	Date of grant	Number of options	Exercise price	Exercisable for seven years from	Expiry Date

Lord Marshall	July 1, 1994	12,903	372p	July 1, 1997	July 1, 2004
	August 11, 1994	95,465	419p	August 11, 1997	August 11, 2004

Total		108,368

Rod Eddington	May 26, 2000	138,888	360p	May 26, 2003	May 26, 2010
	June 26, 2001	163,551	321p	June 26, 2004	June 26, 2011
	July 1, 2002	290,055	181p	July 1, 2005	July 1, 2012
	June 25, 2003	350,318	157p	June 25, 2006	June 25, 2013
	June 25, 2004	216,221	262p	June 25, 2007	June 25, 2014

Total		1,159,033

John Rishton	August 26, 1999	21,852	394p	August 26, 2002	August 26, 2009
	June 28, 2000	31,578	380p	June 28, 2003	June 28, 2010
	June 26, 2001	70,093	321p	June 26, 2004	June 26, 2011
	July 1, 2002	124,309	181p	July 1, 2005	July 1, 2012
	June 25, 2003	191,082	157p	June 25, 2006	June 25, 2013
	June 25, 2004	117,938	262p	June 25, 2007	June 25, 2014

Total		556,842

Mike Street	August 26, 1999	71,903	394p	August 26, 2002	August 26, 2009
	June 28, 2000	75,605	380p	June 28, 2003	June 28, 2010
	June 26, 2001	95,015	321p	June 26, 2004	June 26, 2011
	July 1, 2002	168,508	181p	July 1, 2005	July 1, 2012
	June 25, 2003	203,821	157p	June 25, 2006	June 25, 2013
	June 25, 2004	125,801	262p	June 25, 2007	June 25, 2014

Total		740,653

Long Term Incentive Plan 1996

          The following Directors held conditional awards of options over Ordinary Shares of British Airways Plc granted under the British Airways Long Term Incentive Plan 1996:

          The conditional awards of options held by the Directors as of June 30, 2004 were as follows:

	Date of award	Number of conditional awards

Rod Eddington	June 5, 2000	35,028
	June 8, 2001	70,350
	June 12, 2002	185,731
	June 9, 2003	294,643
	June 16, 2004	166,618

Total		752,370

Mike Street	June 5, 2000	20,128
	June 8, 2001	40,870
	June 12, 2002	107,901
	June 9, 2003	171,429
	June 16, 2004	96,941

Total		437,269

John Rishton	June 8, 2001	30,130
	June 12, 2002	79,599
	June 9, 2003	160,714
	June 16, 2004	90,882

Total		361,345

Captain Michael Jeffery	June 5, 2000	11,364

Total		11,364

Employees

          In fiscal 2004, the Group employed an average of 51,939 employees and employee costs represented approximately 30% of total Group operating expenses. Employee ownership in the Company is encouraged. As at May 12, 2004, some 52% of employees owned 1.95% of the Company’s shares.

          The following table sets forth information regarding the Company’s employees:

Fiscal Year	Average Number of Employees	Employee costs as a percentage of total Group operating expenditure

2004	51,939	30%
2003	57,014	28%
2002	61,460	28%
2001	62,175	27%

          In 2004, approximately 85% of the Company’s employees were based in the UK with the remainder based abroad, principally in Continental Europe and North America.

          As at March 31, 2004, the workforce in the targeted divisions of the Group (including British Airways CitiExpress, British Airways Travel Shops and British Airways Holidays) had been reduced by the manpower equivalent of 13,082 employees pursuant to cost control measures arising from the general economic downturn and the events of September 11, 2001.  These reductions would amount to a total manpower equivalent reduction of approximately 23% since August 2001.

          BA recognizes four trade unions in the UK with whom negotiations on pay and other terms and conditions of employment are conducted. With the exception of senior management, all BA staff in the UK are covered by collective bargaining agreements.  The majority of overseas staff are covered by such agreements. As in most labor intensive industries, strikes, work stoppages and other organized labor activities can have significant adverse effects on operating and financial results.

Pensions

          The acturial valuation of Airways Pension Scheme (APS) and New Airways Pension Scheme (NAPS) as at March 2003 showed that the £820 million surplus in APS at the last valuation at March, 2003 has fallen to a surplus of £45 million and the NAPS deficit at March, 2000 has risen from £221 million to £928 million at March, 2003.

          The Company previously paid around £118 million a year into NAPS.  As a result of the valuation, contributions to NAPS have increased by £107 million to about £225 million a year.  Previously no contributions were made into APS but now the contributions will be £26 million per year.  This will effectively increase the Company’s UK labor costs by some 9%.

          APS and NAPS were closed to new members as at March, 31 2003.  The defined contribution plan commenced on April 1, 2003.  The number of employees who have joined the new defined contribution plan as at March 31, 2004  was  637.

Share Ownership

          The interests in shares held by the Directors as of March 31, 2004 were as follows:

	British Airways Plc Ordinary Shares		British Airways Capital Limited Convertible Capital Bonds		% of issued share capital

	March 31, 2004	April 1, 2003	March 31, 2004	April 1, 2003

Lord Marshall	69,225	69,225	11,304	11,304	0.006
Rod Eddington	—	—	—	—	0.000
Mike Street	6,678	6,678	—	—	0.000
John Rishton	2,039	2,039	—	—	0.000
Maarten van den Bergh	2,000	2,000	—	—	0.000
Martin Broughton	24,090	24,090	—	—	0.002
Dr. Ashok Ganguly	104	104	—	—	0.000
Captain Michael Jeffery	2,624	2,624	—	—	0.000
Baroness O’Cathain	10,000	10,000	—	—	0.000
Dr Martin Read	8,000	8,000	—	—	0.000
Alison Reed	—	—	—	—	0.000
Lord Renwick	32,014	32,014	—	—	0.002

Total	156,774	156,774	11,304	11,304	0.010

          No Director has any interest in the share capital of any of the Company’s subsidiaries other than Lord Marshall in the 9.75% Convertible Capital Bonds 2005 of British Airways Capital Limited.

          In addition to the Directors, the executive officers of BA held interests in 4,453,265 options as of June 30, 2004.

British Airways Executive Share Option Scheme 1987

          The Company adopted the Executive Share Option Scheme 1987 in 1987, and granted options under this scheme through 1995 to a selected group of key full-time executives. The maximum allocation per executive was four times the greater of the executives emoluments for the current or the preceding year of assessment.

          Options were granted at an option price which was not less than the greater of the market value of the shares and the nominal value thereof. Grants were made within 42 days of the preliminary announcement of the Company’s final results and/or the preliminary announcement of the Company’s half-yearly results in respect of any financial period. Options are exercisable between the third and tenth anniversary of the date of grant, conditional on the executive remaining in employment.

          Of the Board members only Lord Marshall retains options under this scheme.

British Airways Long Term Incentive Plan 1996

          Set out below is a summary of the principal features of the British Airways Long Term Incentive Plan 1996 (“Incentive Plan”), which was adopted at the Annual General Meeting on July 16, 1996. At the time it was intended to operate the Incentive Plan annually. All executive directors and employees of the Company and any subsidiaries (designated by the Directors) who were not within two years of compulsory retirement were eligible to participate in the Incentive Plan.

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

          The performance condition set by the Remuneration Committee for the operation of the Incentive Plan in 1996 through 2004 was based on total shareholder return (‘TSR’) over that relevant performance period. In addition, the Remuneration Committee will consider whether or not the Company’s overall financial performance (for example growth in earnings per share) justifies the vesting of an award and the grant of an option. TSR will be measured by reference to the movement in the price of a share and the value of gross dividends paid in respect of the Company’s Ordinary Shares.

          Grants made in 1996, 1997, 1998 and 1999 failed to achieve the required TSR performance condition and have now lapsed.

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

British Airways Share Option Plan 1999

          The Plan enables the Remuneration Committee to grant options to acquire ordinary shares in the company or British Airways’ ADS at an option price in Sterling or (in the case of ADS) in US dollars which is not less than the market value of the shares on the date of grant and, where shares are to be subscribed, their nominal value (if greater). No payment is due upon the initial grant of options.  An individual’s participation is limited so that the aggregrate value of the shares over which options are granted in any one year will not exceed basic salary. Exercise of options is subject to a performance condition, the aim of which is to link the exercise of options to sustained improvements in the underlying financial performance of the Company. The performance condition used in the year under review and preceding years required the Remuneration Committee to be satisfied that there has been an increase in the earnings per share (EPS) of the Company which is at least 4% per annum more than the increase in the retail price index during any period of three consecutive financial years within the life of the grant. EPS is calculated as set out in the Statement of Investment Practice No. 1 of the Institute of Investment Management and Research as this is a recognized method in the market. In addition, the Remuneration Committee has imposed a threshold of 17.3 pence as the minimum base year EPS before any such increase could qualify towards meeting the performance condition. The Remuneration Committee selected the performance condition because it is challenging and aligned to shareholders interests. Performance against the condition is assessed by calculating EPS growth of the Company to see if it exceeds the minimum performance required. The threshold was first introduced by the Remuneration Committee in 2000 because EPS in the financial year ended March 31, 2000 was negative, the Committee having determined that it would be inappropriate to attempt to measure EPS from a negative base year. The threshold was altered from 20.8 pence in the financial year 2002/03 to reflect the adoption of FRS 19 ‘Deferred Tax’. No gains were made on the exercise of share options during the year under review.  In relation to grants to be awarded under the plan during 2004/05, the Remuneration Committee has determined that the performance condition and the EPS threshold should remain unchanged.  If the performance condition is not satisfied over the initial three-year period, there will be a single retest after a further year which will measure performance of the Company over the four-year period commencing with the year in which the grant was made. This retest has been retained, after consultation with major shareholders, in order to recognize the highly cyclical nature of the Company’s EPS and the continued use of 17.3 pence as the minimum base year EPS, which represents a challenging performance hurdle.

Future Long Term Incentive Schemes

          As the British Airways Long Term Incentive Plan 1996 is due to expire in 2006, a full scale review of long-term incentive arrangements is currently being undertaken.  Any new long-term incentive schemes proposed as a result of this review will be put to shareholders for approval.  In conjunction with this review, changes may also be made to the structure of the annual bonus scheme for future years.  In light of the December, 2003 consultation paper “Simplifying the Taxation of Pension: the Government’s Proposals”, a review of the Group’s UK pension arrangements is also likely to be undertaken in due course.

British Airways Savings-Related Share Option Scheme 1996

          Set out below is a summary of the principal features of the British Airways Savings-Related Share Option Scheme 1996 (“Savings-Related Scheme”). The plan was last operated in the year ended March 31, 2000 and the resultant options became exercisable in June 2003 and remained exercisable for six months.  The Company expects to launch a new operation of the plan when the commercial environment is appropriate.

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

          Options are normally exercisable for a six-month period following the bonus date under the relevant savings contract. If the option is not exercised within this six-month period, the option will lapse. Options may also, however, be exercised early in certain circumstances, for example on the option holder ceasing to be an employee due to death, injury, disability, redundancy, retirement or following change of control of the employing company and in the event of a takeover or winding-up of the Company. Exercise is also allowed where the employee leaves, if the option has been held for more than three years. If any option is exercised early, the option holder may only use the savings made under the savings contract (together with any interest) at that time to exercise the option.

          An overall limit is set on the number of shares which may be issued under the Savings-Related Scheme.  In any ten-year period, not more than 10% of the issued Ordinary Share capital of the Company may, in aggregate, be issued or be issuable under the Savings-Related Scheme and any other employees’ share scheme operated by the Company.

          No options may be granted under the Savings-Related Scheme after the tenth anniversary of the date of the approval of the scheme rules by the Company.

British Airways All Employee Share Ownership Plans

          On July 11, 2000, the Company obtained shareholders’ approval to implement any aspect of the new all employee share plans now known as share incentive plans.  The approval permits the Company to operate a  partnership share plan which would allow employees in the UK to buy shares from their pre-tax salary and would allow the Company to give matching or free shares to those participants in the share plan. Financial limitations would apply to any new plan. The Company intends to launch the new plans when the commercial environment is appropriate.

          For further information regarding the Company’s employee share schemes, see Note 33 to the Financial Statements.

Item 7 — Major Shareholders and Related Party Transactions

          No material transactions between BA and its Directors and officers have been entered into in the year ended March 31, 2004 See “Item 6 — Directors, Senior Management and Employees – Service Contracts of Executive Directors” for a description of certain service contracts.

          No loans or credit transactions were outstanding with Directors or officers of the Company at the end of the year which need to be disclosed in accordance with the requirements of the Companies Act.

          As far as is known to the Company, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government or any other entity or person.

          As at June 30, 2004 the following companies held 5% or more of the issued share capital of the Company, these shareholders having the same voting rights as all shareholders:

	2004		2003		2002

Shareholder	Percentage of issued capital held	Number of shares held	Percentage of issued capital held	Number of shares held	Percentage of issued capital held	Number of shares held

Franklin Resources Inc	5.91	64,098,448	7.03	76,108,893	6.11	66,205,587
The Capital Group Companies Inc	N/A	N/A	7.03	76,108,800	7.98	86,349,654
Wellington Management Company	5.52	59,784,185	10.98	118,831,978	6.29	68,061,923
Barclays PLC	5.07	54,997,945	N/A	N/A	N/A	N/A

          As of June 30, 2004 the Directors and the Officers of the Company, listed on pages 51, 52 and 53 as a group had a beneficial interest in 184,847 Ordinary Shares, which represents approximately 0.017% of the total issued share capital of the Company. See “Item 6 — Directors, Senior Management and Employees – Share Ownership”.

          As far as is known to the Company, no arrangements exist, the operation of which may at a subsequent date result in a change in control of the Company.

          On June 30, 2004, 7,315,910 ADS (equivalent to 73,159,100 Ordinary Shares or 6.75% of the total Ordinary Shares outstanding) were held by 3,391 holders in the US.

Item 8 — Financial Information

Consolidated Statements and Other Financial Information.

          See “Item 18 — Financial Statements”.

Dividends(1)

	Year ended March 31
	2004		2003		2002		2001		2000

Pounds Sterling
Interim	0.00	p	0.00	p	0.00	p	5.10	p	5.10	p
Final	0.00	p	0.00	p	0.00	p	12.80	p	12.80	p

Total	0.00	p	0.00	p	0.00	p	17.90	p	17.90	p

US Dollars(1)
Interim	$0.00		$0.00		$0.00		$0.07		$0.08
Final	$0.00		$0.00		$0.00		$0.18		$0.19

Total	$0.00		$0.00		$0.00		$0.25		$0.27

(1)	Dollar amounts are translated at the Noon Buying Rate for pounds Sterling at each of the respective payment dates.

          Dividends are set forth in the above table under the year to which they relate rather than the year in which they were paid. Dividends shown have not been increased by certain tax credits relating to dividend payments as discussed under “Item 10 — Additional Information — Tax”.

          In fiscal year 2004, no interim dividend was paid and the Board of Directors has recommended that no final dividend be paid, due to the financial conditions faced by the Company.  Future dividends will be dependent upon the Company’s cash flow, earnings, financial condition and other factors.

          When financial conditions allow, the Directors expect, in respect of subsequent years, to declare an interim dividend and to recommend a final dividend which will normally be payable in January and July, respectively. Final dividends are subject to approval by the shareholders of the Company at its annual general meeting.

          Dividends paid by the Company will be in pounds Sterling and exchange rate fluctuations will affect the US Dollar amounts received by holders of the ADS on conversion by the Depositary of such cash dividends paid. See “Item 3 – Key Information - Exchange Rates”.

Legal Proceedings

          Although BA usually has a number of lawsuits and regulatory investigations pending at any one time (currently including deep venous thrombosis claims, investigations by the Office of Fair Trading and the European Commission), BA is not engaged in any litigation or regulatory proceedings the outcome of which in the aggregate is expected to have a material effect on the Group’s financial position or results of operations.

Significant Changes

          There have been no significant changes since, March 31, 2004, the date of the Financial Statements included in Item 18 of this report.

Item 9 — The Offer and Listing

          The principal trading market for the Company’s Ordinary Shares is the London Stock Exchange.

          ADS, each representing ten of the Company’s Ordinary Shares, are listed on the New York Stock Exchange. Morgan Guaranty Trust Company of New York is the depositary of the Ordinary Shares underlying the ADS.

          The following table sets forth for the periods indicated the highest and lowest middle market quotations for the Ordinary Shares as derived from the Daily Official List of the UK Financial Services Authority and the highest and lowest sales prices of the ADS as reported on the New York Stock Exchange composite tape.

	Ordinary Shares		ADS

	High	Low	High	Low

	(Pence)		(US Dollars)
Five-year data on an annual basis

Year Ended March 31

2000	553.5	261.25	88.5	43.75
2001	463	265	67.87	39.25
2002	387	139	54.94	20.3
2003	244.75	86	35.5	14.4
2004	332.25	105.5	61.49	16.63

Two-year data on a quarterly basis
2003

First Quarter	245	178	35.5	27.26
Second Quarter	184	96	27.6	14.87
Third Quarter	167	95	26.1	14.52
Fourth Quarter	145	86	23.74	14.4

2004
First Quarter	169.25	105.5	28.31	16.63
Second Quarter	206	147.75	33.10	25.07
Third Quarter	249	171.5	42.45	28.22
Fourth Quarter	332.25	229.5	61.49	41.37
Six-month data on a monthly basis
January	305.0	229.5	56.15	41.37
February	327.0	287.3	61.49	52.69
March	332.3	259.8	61.30	47.90
April	305.3	282.5	55.75	50.63
May	283.8	243.3	50.95	43.08
June	278.75	248.00	51.00	45.73

Item 10 — Additional Information

Limitations on Voting and Shareholding

          The Company’s Articles of Association provide the board of directors of the Company the authority to limit the right of non-UK persons and of non-EEA nationals to hold or exercise votes in relation to Ordinary Shares of the Company (or ADS in respect thereof) in circumstances where not limiting such holdings or voting rights would adversely affect the Group’s current or future operating rights.

          At the Annual General Meeting in 2002, shareholders approved the introduction of a new special voting share (the “Special Share”) into the capital of the Company.  The Special Share has no economic value and is held by a special purpose subsidiary of the Law Debenture Trust p.l.c.  The sole function of this arrangement is to protect the Company’s operating rights by ensuring that the votes cast by the UK shareholders of the Company, taken as a whole, represent a majority of the votes cast.

          Non-UK and non-EEA persons who hold Ordinary Shares (or ADS in respect thereof) are subject to the risk that their rights in respect of the Ordinary Shares may be limited. For more information, see “Item 10 — Additional Information — Memorandum and Articles of Association — Limitations on Voting and Shareholding”.

Memorandum and Articles of Association

          The following summarizes certain material rights of holders of the Company’s Ordinary Shares under the provisions of the Company’s Memorandum and Articles of Association and English law. This summary is qualified in its entirety by reference to the Companies Act and the Company’s Memorandum and Articles of Association. Copies of the Company’s Memorandum and Articles of Association have been filed as exhibits to the

Company’s annual report on Form 20-F and are also available at www.bashareholders.com. At the Annual General Meeting on July 15, 2003, shareholders approved a minor change to the Articles of Association.

          The Company’s ordinary shares may be held in certificated or uncertificated form. Holders of the Company’s ordinary shares may be required to make additional contributions of capital in respect of any amounts unpaid on their respective ordinary shares, subject to the terms of issue of such Ordinary Shares.

          In the following description, a “member” is the person registered in the Company’s register of members as the holder of the relevant share.

          The Company is incorporated under the name “British Airways Plc” and is registered in England and Wales with registered number 1777777. The fourth clause of the Company’s Memorandum provides that its objectives include: (i) to succeed to the undertaking of the British Airways Board (a corporation established by the Civil Aviation Act 1971 and constituted in accordance with the British Airways Board Act 1977), (ii) to carry on business as an airline and to provide air transport services and related businesses, (iii) to provide technical advice or assistance, including research services, as regards any matter in which the British Airways Board had or the Company has skill or experience, (iv) to act as an investment holding company and to acquire, dispose, manage and coordinate the business of any companies in which it has an interest, and (v) to carry on any other business or activity which in the opinion of the directors of the Company is or may be conveniently done in connection with the Company’s activities or is likely directly or indirectly, to enhance the value of or render more profitable all or any part of the Company’s undertaking, property or assets or otherwise to advance the interests of the Company or of its members. The Memorandum grants the Company a broad range of corporate capabilities to effect these objects.

Directors

          Under the Company’s Articles of Association, a director shall not vote in respect of any proposal in which the director or a person connected with the director has an interest which to the director’s knowledge is a material interest other than by virtue of the director’s interests in securities of, or otherwise in or through, the Company. This is subject to certain exceptions relating to: (i) a security, guarantee or indemnity to the director (or a third party) by the Company or any of its subsidiary undertakings in connection with any debts or obligations of the Company assumed by the director, (ii) an offer of securities of or by the Company or any of its subsidiary undertakings in which the director will be interested as an investor, participant or underwriter, (iii) a proposal concerning any other company in which the director is an interested party if the director does not have an interest in 1% or more of the issued Ordinary Shares or the voting rights available to members of the relevant company, (iv) certain benefits plans under which the director may benefit and which do not award any privileges or benefits not generally awarded to the other employees to which the agreement relates, provided that the director shall not vote with respect to the director’s own participation in such plan and (v) liability insurance that the Company is empowered to purchase for the benefit of directors of the Company in respect of actions undertaken as directors (or officers) of the Company.

          The quorum necessary for the transaction of business may be fixed from time to time by the directors and, unless so fixed at any other number, shall be two. A meeting of the directors at which a quorum is present shall be competent to exercise all powers and discretions for the time being exercisable by the directors.

          The directors are empowered to borrow money, subject to the limitation that the aggregate outstanding amount of funds borrowed by the Company and its subsidiaries from persons outside the Group shall not exceed the aggregate of the principal amount of the 9.75% Convertible Bonds issued by British Airways Capital Limited and an amount equal to two and one half times the “Adjusted Capital and Reserves,” as defined in the Company’s Articles of Association.

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

          The ordinary remuneration of the directors shall not exceed a maximum determined from time to time by an ordinary resolution of the shareholders of the Company and shall (unless such resolution otherwise provides) be divisible among the directors as they may agree, or, failing agreement, equally, except that any director who holds office for only part of the period for which such remuneration is payable shall be entitled only to a pro-rated proportion of such remuneration.  At the Annual General Meeting on July 15, 2003 shareholders approved a Special Resolution which replaces this provision with a new Article 78 reflecting a change in UK law requiring an annual shareholder vote on the Directors’ Remuneration Report.

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

Dividends

          Under English law, dividends are payable on the Company’s Ordinary Shares only out of profits available for distribution, as determined in accordance with accounting principles generally accepted in the UK and by the Companies Act. Holders of the Company’s Ordinary Shares are entitled to receive such dividends as may be declared by ordinary resolution provided that the dividend does not exceed the amount recommended by the directors. The articles of association give the directors authority (should they deem it appropriate) to declare or pay dividends in any currency. The directors would decide the basis of any currency conversions and how any costs involved are met.

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

          The directors did not recommend that any dividend should be paid in relation to the year ended March 31, 2004.  No dividends were paid in relation to the year ended March 31, 2003.

Voting Rights/Meetings

          At any general meeting of members, a resolution shall be decided on a show of hands unless a poll, which is a written vote, is duly demanded. On a show of hands, every member who is present in person or by proxy shall have one vote. On a written vote, every member who is present in person or by proxy shall have one vote for every share held by the member. A written vote may be demanded by any of the following:

•	the chairman of the meeting;

•	not less than five members present in person or by proxy and entitled to vote;

•	a member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; and

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

          Every notice calling a general meeting shall specify the date, time and place of the meeting. The notice shall also state with reasonable prominence in every such notice a statement that a member entitled to attend and vote is entitled to appoint a proxy or proxies to attend and, on a poll, vote instead of him and that a proxy need not be a member of the Company. Notice for any meeting shall state the business to be transacted at the meeting, except for certain routine business set forth in the Company’s Articles of Association such as declaring dividends. Notice for an annual general meeting shall specify the meeting as such.

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

Rights in a Winding-Up

          In the event of a winding-up, after the payment of all creditors, including certain preferential creditors, whether statutorily preferred creditors or normal creditors, a liquidator may, with the authority of an extraordinary resolution:

•	set such value as the liquidator deems fair upon the property of the Company and may determine how such division shall be carried out as between the members or different classes of members;

•	vest any part of the assets in trustees upon such trusts for the benefit of members; and

•

divide among the members in specific or in kind the whole or any part of the assets of the Company and whether or not the assets shall consist of property of one kind or shall consist of properties of different kinds.

Limitations on Voting and Shareholding

          Rights of BA to operate, in particular on international routes, could be withdrawn if the Company ceased to be substantially owned and effectively controlled by UK nationals or, in some cases, non-EEA nationals. Accordingly, the Articles of Association of the Company contain powers which may be used to limit the number of voting rights of Ordinary Shares in which non-UK or non-EEA nationals own interests or, if necessary, to require their compulsory disposal, or to restrict the transferability of Ordinary Shares. Holders of ADS will generally be considered to be interested in the Ordinary Shares underlying their ADS.

          These powers include the power to impose an overall limit of not less than 25% on the number of Ordinary Shares (“Relevant Shares”) in which non-UK or non-EEA nationals have any direct or indirect interest, as broadly defined in the Articles. However, these powers are only exercisable if the Directors determine that it is necessary to use such powers to protect BA’s operating rights because action affecting such rights has occurred or is contemplated, threatened or intended or may occur because of the ownership or control of the Company by non-UK or non-EEA nationals or because of the aggregate number of Relevant Shares.

          There is no accepted international agreement as to what level of ownership or control must be retained by UK or EEA nationals but, in the absence of intervention from a foreign government or large interests of single or associated non-UK or Non-EEA nationals, the Directors would not generally expect to have to apply any restriction unless the proportion of Relevant Shares threatens to exceed 50% or to have to set a limit on Relevant Shares below that level, although no assurance can be given that this would be the case. All Ordinary Shares represented by ADS will generally be deemed by the Directors to be Relevant Shares unless the contrary is established to the satisfaction of the Directors. The Directors will publish the level of Relevant Shares from time to time. As of July 2, 2004, the proportion of Ordinary Shares held by non-UK nationals was 32.14%; and by non-EEA nationals, 22.45%. Having regard to all relevant factors, including the fact that there are no large interests of single or associated non-UK or non-EEA nationals, and in the absence of unforeseen developments, BA does not at present expect (but without limiting its freedom to act) to seek to exercise its power to restrict non-UK or non-EEA Ordinary Share ownership.

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

          To enable the Directors to identify Relevant Shares, each transferee of Ordinary Shares (but not ADS) will generally have to provide a declaration as to the nationality of persons having interests in those Ordinary Shares and each shareholder will be obliged to notify the Company if any of his Ordinary Shares become
Relevant Shares.

          At the Company’s 2002 Annual General Meeting, on July 16, 2002, the Special Share was introduced into the capital of the Company.  This Special Share has no economic value and is held by a special purpose subsidiary of The Law Debenture Trust p.l.c.

          The sole function of this arrangement is to ensure that the votes capable of being cast by the UK shareholders of the Company, taken as a whole, never falls below a majority.  The voting rights of the special share would only be triggered by a notice given by the Board of Directors.  Following such a notice, the Special Share would provide its holder with a variable number of votes at any general meeting.  That number of votes would depend on the number of shares owned solely by UK shareholders at any time, since the Special Share will always have attached to it sufficient votes to ensure that, when aggregated with the votes attaching to such solely UK owned shares, the total is 50% + 1 vote.  The votes of the Special Share would be made by the holder in a wholly mechanical manner and will simply depend on the proportion of UK owned shares being voted for or against a particular resolution and the proportion of UK owned shares not being voted on such resolution.  No third party would have any discretion to change these proportions.  The Board of Directors would publicize any use of the Special Share’s voting rights in accordance with the rules of each exchange on which it is listed.

          The UK government is currently considering the extent to which the EU Takeover Directive will be introduced into UK law, the operation of which could have an adverse impact on the operation of the Special Share.  The Company has made representations to the government in this regard.

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

Disclosure of Interests and Restrictions on Voting

          The Directors may by a disclosure notice require any member or other person appearing to be or to have been interested in Ordinary Shares to disclose such information as the Directors shall require relating to the ownership of or interests in the Shares in question. If any member or person appearing to have an interest in any Shares fails to give to the Company, within 28 days of the service on him of a disclosure notice, the information required, the registered holder of those Shares shall not be entitled to attend or vote at any general meeting of the Company or any meeting of holders of any class of shares of the Company. The 28-day period is reduced to 14 days in the case of a member holding not less than 0.25% of the issued Shares of any class and, in addition, the payment of any dividend to such a member will be withheld and his Shares will not be transferred except pursuant to a take-over offer, a sale at arm’s length or a sale through a recognized investment exchange. A shareholder shall also not be entitled to attend or vote in the circumstances described under  “Limitations of Voting and Shareholding” above. In addition, a shareholder shall not be entitled, in respect of any Shares, to vote at any general meeting or separate class meeting unless all amounts presently payable by him in respect of his Shares have been paid.

          Under the Companies Act 1985 (as amended) of Great Britain (the “Companies Act”), any person who acquires (alone or, in certain circumstances, with others) a material interest in the voting share capital of the Company in excess of 3% or a non-material interest in excess of 10% comes under an obligation to disclose prescribed particulars to the Company in respect of those shares. An obligation of disclosure also arises where such person’s notifiable interests subsequently fall below the notifiable percentage, or where, above that level, the percentage of the Company’s voting share capital in which he is interested (expressed in whole numbers) increases or decreases. In addition, the Company may require persons who it believes to be, or to have been within the previous three years, interested in its voting shares to disclose prescribed particulars of those interests. Failure to supply the information required may lead to disenfranchisement of the relevant shares and a prohibition on their transfer and on dividend and other payments in respect of them.

Material Contracts

          See “Item 6 — Directors, Senior Management and Employees — Compensation of Directors and Officers”.

Exchange Controls

          There are currently no UK foreign exchange control restrictions on the payment of dividends on BA’s Ordinary Shares or on the conduct of the BA Group’s operations.

Tax

          The Company did not pay a dividend to shareholders during fiscal 2004 on either its Ordinary Shares or ADS.

          The following discussion is intended only as a descriptive summary of the material UK and US federal income tax consequences of owning Ordinary Shares or ADS and it does not purport to be a complete technical analysis or listing of all potential tax effects relevant to the Ordinary Shares or ADS. The statements of UK and US tax law set forth below are based (i) on the laws and the UK Inland Revenue practice and published Statements of Practice in force as of the date of this report, (ii) on existing US federal income tax law, including legislation, regulations, administrative rulings and court decisions as of the date of this report and (iii) on representations of the Depositary and the assumption that each obligation in the deposit agreement among BA, the Depositary and the holders from time to time of ADS and any related agreement will be performed in accordance with its terms. The statements herein are subject to any changes occurring after the date of this report in UK or US law, or in the double tax conventions between the US and the UK with respect to income and capital gains taxes (the “Income Tax Convention”) and with respect to estates and gifts taxes (the “Estate Tax Convention”).

UK Income Tax

          Beneficial owners of ADS who are resident in the US are treated as the owners of the underlying Ordinary Shares for purposes of the Income Tax Convention and US federal income tax.

          Under the current Income Tax Convention, a US resident individual or corporate holder of an Ordinary Share or ADS who or which satisfies the following conditions (an “Eligible US Holder”):

(i)	is resident in the US for the purposes of the Income Tax Convention (and, in the case of a corporation, not also resident in the UK for UK tax purposes);

(ii)	is not a corporation which, alone or together with one or more associated corporations, controls, directly or indirectly, 10% or more of the voting stock of BA;

(iii)

whose holding of the Ordinary Shares or ADS is not effectively connected with a permanent establishment in the UK through which such holder carries on a business or with a fixed base in the UK from which such holder performs independent personal services; and

(iv)

under certain circumstances, is not an investment or holding company 25% or more of the capital of which is owned, directly or indirectly, by persons that are neither individual residents nor citizens of the US will generally be entitled under the current Income Tax Convention to receive, in addition to any dividend paid by BA, an amount equal to the tax credit available to UK resident shareholders in respect of such dividend (currently equal to one –ninth of the dividend paid), but subject to a notional withholding tax equal to 15% of the sum of the dividend paid and the tax credit. The withholding tax will exceed the tax credit and therefore no additional payment will result.

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

          US shareholders who own less than 10% of the voting stock as portfolio investors, and who are entitled to a tax credit under the Income Tax Convention may elect to be treated as receiving an amount equal to the credit without affirmatively making a claim to the UK or obtaining a receipt therefrom. This election is made on Line 5 of Form 8833, which is to be filed with the portfolio investor’s income tax return. Such an investor making this election will be treated as having received an additional dividend equal to the gross tax credit payment and as having paid the UK withholding tax on such tax credit payment.

UK Tax on Capital Gains

          Under the current Income Tax Convention, the US and the UK each may, in general, tax capital gains in accordance with the provisions of its domestic law. Under current UK law, residents of the US who are not resident or ordinarily resident in the UK will not be subject to UK tax on capital gains made on the disposal of their ADS or Ordinary Shares unless those ADS or Ordinary Shares are held in connection with a trade carried on through a permanent UK establishment. A US holder of an ADS or Ordinary Share will be liable for US federal income tax on such gains in the same manner and to the same extent as on any other gains from the sale or exchange of stock.

UK Inheritance Tax

          Under the current Estate Tax Convention, ADS or Ordinary Shares held by an individual who for the purpose of the convention is domiciled in the US and is not a national of the UK will not, provided any tax chargeable in the US is paid, be subject to UK inheritance tax on the disposal of ADS or Ordinary Shares by way of gift or upon the individual’s death unless the ADS or Ordinary Shares are part of the business property of a permanent UK establishment of the individual or, in the case of a holder who performs independent personal services, pertain to a fixed base situated in the UK. In the exceptional case where the ADS or Ordinary Shares are subject both to UK inheritance tax and to US federal gift or estate tax, the Estate Tax Convention generally provides for double tax to be relieved by means of credit relief.

UK Stamp Duty and Stamp Duty Reserve Tax

          Transfer of ADS will not be subject to UK stamp duty provided that the transfer instrument is not executed in, and at all times remains outside the UK.

          Under the Finance Act 1986, a stamp duty reserve tax (“SDRT”) of 1 ½% is payable on all transfers to the Depositary, or its nominee, of Ordinary Shares for inclusion in ADS. Such SDRT is calculated on the purchase price or market value of the Ordinary Shares so transferred.

US Federal Income Tax

          For purposes of this discussion, a US holder is a beneficial owner of Ordinary Shares or ADS that is (a) a citizen or resident of the US, (b) a domestic corporation, (c) an estate whose income is subject to US federal income tax regardless of its source, or (d) a trust if a US court can exercise primary supervision over the trust’s administration and one or more US persons are authorized to control all substantial decisions of the trust.  This section does not apply to US holders if members of a special class of holders subject to special rules, including a dealer in securities, a trader in securities that elects to use a mark-to-market method of account for securities holdings, a tax-exempt organization, a life insurance company, a person liable for alternative minimum tax, a person that actually or constructively owns 10% or more of the Company’s voting stock, a person that holds Ordinary Shares or ADS as part of a straddle or a hedging or conversion transaction, or a US holder whose functional currency is not the US dollar.

Dividends

          Under the US federal income tax laws, the gross amount of any dividend paid by the Company out of its current or accumulated earnings and profits (as determined for US federal income tax purposes) to a US holder is subject to US federal income taxation.  Dividends paid to a non-corporate US holder in taxable years beginning December 31, 2002 and before January 1, 2009 that constitute qualified dividend income will be taxable to the US holder at a maximum tax rate of 15% provided that the Ordinary Shares or ADS are held by such US holder for more than 60 days during the 120-day period beginning 60 days before ex-dividend date and the US holder meets other holding period requirements.  On February 19, 2004, the IRS announced that it will permit taxpayers to apply a proposed legislative change to the holding period requirement described in the proceeding sentence as if such change was already effective.  This legislative “technical correction” would change the minimum required holding period, retroactive to January 1, 2003, to more than 60 days during the 121-day period beginning 60 days before the ex-dividend date.  Dividends paid by the Company with respect to Ordinary Shares or ADS generally will be qualified dividend income.

          The US holder must include any UK tax withheld from the dividend payment in this gross amount even though the amount withheld is not in fact received by the US holder.  The dividend is taxable to the US holder when the holder, in the case of Ordinary Shares, or the Depositary, in the case of ADS, receives the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. The amount that the US holder must include in income will be the US Dollar value of the dividend received (plus, if the holder is an electing US holder, the dividend that it is deemed to receive) in pounds Sterling, determined at the spot pounds Sterling/US Dollar rate on the date the dividend distribution is includible in the holder’s income, regardless of whether the payment is in fact converted into US Dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the holder includes the dividend payment in income to the date the holder converts the payment into US Dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the US for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the holder’s basis in the Ordinary Shares or ADS and thereafter as capital gain.

          Subject to certain limitations,  UK tax withheld will be creditable against the holder’s US federal income tax liability.  Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% rate.

          Dividends will be income from sources outside the US, but generally will be “passive income” or “financial services income” which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to a US holder.

Capital Gains

          A US holder that sells or otherwise disposes of Ordinary Shares or ADS will recognize capital gain or loss for US federal income tax purposes equal to the difference between the US Dollar value of the amount realized and the holder’s tax basis, determined in US Dollars, in the Ordinary Shares or ADS. Capital gain of a non-corporate US holder that is recognized on or after May 6, 2003 and before January 1, 2009, is generally taxed at a maximum rate of 15% where the  holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the US for foreign tax credit limitation purposes.

Documents on Display

          It is possible to read and copy documents referred to in this annual report on Form 20-F that have been filed with the SEC at the SEC’s public reference room located at 450 Fifth Street, NW, Washington DC. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges.  In addition, some of the Company’s SEC filings, including all those filed on or after November 4, 2002, are available on the SEC’s website at www.sec.gov.

Item 11 — Quantitative and Qualitative Disclosures about Market Risk

          The Board of Directors sets the treasury policies and objectives of the Group, and lays down the parameters within which the various aspects of treasury risk management are operated. The Board has approved a treasury governance statement, which outlines the Group’s policies governing corporate and asset financing, interest rate risk, fuel price risk, foreign exchange risk and cash and liquidity management. The governance statement also lists the financial instruments that the Group’s treasury function is authorized to use in managing financial risk. The governance statement is under on going review to ensure best practice in the light of prevailing conditions.

          Responsibility for ensuring that treasury practices are consistent and compatible with the agreed governance statement is vested in a Finance Committee that is chaired by the Chief Financial Officer. A monthly Treasury Committee chaired by the Group Treasurer, approves risk management strategies and reviews major foreign exchange, fuel and interest rate exposures and actions taken during the month to manage those exposures. Group treasury implements the agreed policies on a day-to-day basis to meet the treasury objectives in a risk averse, though cost effective, manner. These objectives include ensuring that the Group has sufficient liquidity to meet its day-to-day needs and to fund its capital investment program and other investments; deploying any surplus liquidity in a prudent and profitable manner; managing currency, fuel, interest rate and credit exposures; and managing the Group’s relationship with a large number of banks and other financial institutions world wide.

          As part of its treasury and fuel risk management program, the Group selectively uses derivative financial and commodity instruments in order to reduce its exposure to fluctuations in market rates and prices. The Group uses derivatives only for the purposes of hedging identified exposures, where appropriate, and does not invest in derivatives for trading or speculative purposes. The instruments used include swaps, futures and forward contracts, options, collars in the currency, interest rate and fuel markets.

          As derivatives are used for the purposes of risk management, they do not expose the Group to market risk because gains and losses on the derivatives offset losses and gains on the matching asset, liability, revenues or costs being hedged. Moreover, counterparty credit risk is generally restricted to any hedging gain from time to time and is controlled through marked to market based credit limits.

Foreign Currency Risk

          The Group generates a surplus in most of the currencies in which it does business. The US Dollar can be an exception to this as capital expenditure, together with ongoing operating lease and fuel payments denominated in US Dollars, can create a deficit. In fiscal 2004 lower levels of US Dollar capital expenditure and US Dollar disposal proceeds resulted in the generation of a surplus.

          As a result, the Group can experience adverse or beneficial effects arising from exchange rate movements. The Group is likely to experience beneficial effects from a strengthening of foreign currencies and an adverse effect from a strengthening of Sterling.

          The Group seeks to reduce its foreign exchange exposure arising from transactions in various currencies through a policy of matching, as far as possible, receipts and payments in each individual currency. Surpluses of convertible currencies are sold, either spot or forward, for US Dollars and Sterling. The Group has substantial liabilities denominated in Yen, which consist mainly of purchase option payments falling due under various Japanese leveraged lease arrangements maturing between 2004 and 2011. The Group utilizes its stream of Yen traffic revenues as a natural hedge against these maturing Yen liabilities as they fall due. At times, the Group will also purchase and hold Yen as a partial hedge against the balance sheet translation risk.

          Forward foreign exchange contracts are used to cover to a limited extent near-term future revenues and operating payments in a variety of currencies. The Group had outstanding forward transactions to hedge foreign currencies as follows:

	Expected to mature

	Before March 31		After March 31		2004	2003

	2005	2006	2006	Total	Notional gain/(loss)	Notional gain/(loss)

	(millions)				(£ millions)

to hedge future operating payments against Sterling — Pound Sterling equivalents	--	--	--	--	--	--
to hedge future currency revenues against Sterling — Pound Sterling equivalents	35	--	--	35	--	(5)
to hedge future operating payments against US Dollars — US Dollars	2	--	--	2	--	--
to hedge future currency revenues against US Dollars — US Dollars	80	--	--	80	(5)	(4)
to hedge debt against Japanese Yen — Japanese Yen	27,238	--	--	27,238	4	--
— Pound Sterling equivalents	140	--	--	140	--	--

          The unrealized gain/(loss) on forward currency transactions has been calculated as the difference between the marked to market rate at the reporting date and the forward contract rate.

          The notional loss on forward foreign exchange contracts represents a decrease in the hedges of future currency revenues and costs outstanding at the end of fiscal 2004 compared to fiscal 2003, and movements in the pounds Sterling, US Dollar and South African Rand exchange rates at the end of fiscal 2004 compared to the date the contracts were entered into. The notional loss on these contracts was partially offset by additional contracts held to purchase Japanese Yen to hedge the future repayments of Japanese Yen denominated debt.

          Under US GAAP the notional gains or losses on forward foreign exchange contracts are included within net income as the contracts have not been designated hedges under SFAS 133. Under UK GAAP none of such notional gains and losses are recognized within net income.

Financing and Interest Rate Risk

          Most of the Group’s debt is asset related, reflecting the capital intensive nature of the airline industry and the attractiveness of aircraft as security to lenders and other financiers. These factors are also reflected in the medium to long-term maturity profiles of the Group’s loans, finance leases and hire purchase arrangements. The Group demonstrated its continuing ability to raise new financing by financing all aircraft deliveries during the year and maintaining committed facilities for all planned aircraft deliveries.

          At March 31, 2004, approximately 66% of the Group’s borrowings (after swaps), net of cash, short-term loans and deposits, were at fixed rates of interest, and 34% were at floating rates. This proportion of fixed rate borrowings has increased from 58% at March 31, 2003 as the Group chose to focus its early debt repayments on floating rate debt, leaving fixed rate debt intact.

          The Group’s borrowings are predominantly denominated in Sterling, US Dollars and Japanese Yen. Sterling represents the Group’s natural “home” currency, while a substantial proportion of the Group’s fixed assets are priced and transacted in US Dollars. The Japanese Yen liabilities arise as a result of the Group’s substantial Japanese cross-border hire purchase arrangements entered into during the period 1990 to 1999.

          In July 2003, the Company’s senior unsecured debt rating was lowered by one notch to sub-investment grade having been put on Credit Watch due to the Iraq War and SARS. The impact of the downgrade was limited as there are no financial covenants in the existing debt portfolio. Furthermore, the Group’s main source of external funding, being secured aircraft financing, is less sensitive to credit ratings than the unsecured bond market.

          The currency and interest rate mix of the Group’s gross borrowings, including the Convertible Capital Bonds 2005, is as follows:

	Expected final maturity date before March 31						2004		2003

	2005	2006	2007	2008	2009	After March 31, 2009	Total	Fair value	Total	Fair value

	(£ million, except percentages)
Fixed rate principal (Pounds Sterling)	40	118	61	41	334	779	1,373	1,474	1,536	1,530
Weighted average fixed rate	6.4%	9.7%	9.9%	7.6%	9.0%	5.8%	7.0%		7.1%
Floating rate principal (Pounds Sterling)	62	23	162	65	287	1,849	2,448	2,448	2,825	2,825
Weighted average floating rate	4.4%	4.9%	4.7%	4.6%	4.5%	4.4%	4.4%		4.0%
Fixed rate principal (US Dollars)	--	19	15	1	--	251	286	311	265	329
Weighted average fixed rate	--	8.7%	8.3%	11.0%	--	5.7%	6.4%		6.3%
Floating rate principal (US Dollars)	68	51	--	--	--	648	767	767	1,165	1,165
Weighted average floating rate	1.7%	1.7%	--	--	--	1.9%	1.9%		2.1%
Fixed rate principal (Japanese Yen)	91	37	76	116	54	580	954	954	1,010	1,010
Weighted average fixed rate	2.0%	2.4%	1.3%	1.2%	1.3%	1.3%	1.4%		1.5%

          Floating rates of interest are based on LIBOR (London Interbank Offered Rate) and fixed rates of interest are based on the contract rates. Fair values of bank and other loans, finance leases and the non Japanese Yen denominated portions of hire purchase arrangements carrying fixed rates of interest have been calculated by discounting the repayments which the Group is committed to make at the relevant interest rates applicable at March 31, 2004. Fair values of the Euro-Sterling notes, Convertible Capital Bonds 2005 and Euro-Sterling Bond 2016 are based on the quoted market values at March 31, 2004. The fair values of floating rate borrowings are deemed to be equal to their carrying values.

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

          The increase in the excess of fair value over carrying amount of the Group’s fixed rate Pounds Sterling borrowings between fiscal 2003 and fiscal 2004 is substantially attributable to the increase in the fair value of the Group’s marketable debt instruments between March 2003 and March 2004.

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

          Outstanding single currency interest rate swap agreements are summarized as follows:

	Expected to mature before March 31							2004	2003
						After March 31, 2009
								Unrealized loss	Unrealized loss
	2005	2006	2007	2008	2009		Total

	($ millions, except percentages)							(£ millions)
Single currency interest rate swap agreements
Notional principal balance (US Dollars).	—	—	—	240	—	—	240	(4)	(5)
— weighted average fixed rate payable	—	—	—	3.5%	—	—	3.5%	—	—
— weighted average variable rate receivable	—	—	—	1.1%	—	—	1.1%	—	—

          The unrealized loss on the interest rate swaps was calculated using discounted cash flow analysis, to determine the amount the Group would receive or pay to terminate the agreements.

Fuel Price Risk

          The Group’s fuel risk management strategy aims to provide the airline with protection against sudden and significant increases in oil prices while ensuring that the airline is not competitively disadvantaged in a serious way in the event of a substantial fall in the price of fuel. In meeting these objectives, the fuel risk management program allows for the judicious use of a number of derivatives traded on regulated exchanges in London (the International Petroleum Exchange) and New York (the New York Mercantile Exchange) as well as on the Over The Counter (OTC) markets, with approved counterparties and within approved limits.

          Set out below are the outstanding fuel contracts at March 31, 2004, which all mature on or before March 31, 2005.

	2004			2003

	Volume	Open acquisition value	Unrealized gain	Unrealized gain

	(barrels millions)	($ millions)	($ millions)	($ millions)
Futures — Closed	--	--	--	--
Futures — Open	--	--	--	--
Swaps	3.7	96	19	19
Collars	12.3	362	34	9
Puts	--	--	--	--

Total	16.0	458	53	28

Total (pounds Sterling equivalent millions)			29	18

          The unrealized gains/(losses) on off-balance sheet fuel derivatives have been calculated using the marked to market value of the instruments quoted.

          Under UK GAAP the unrealized value of swaps, calls and puts is not reported on the Group balance sheet. All gains/losses arising on any of these transactions are recognized in the Group income statement in the period for which the instrument was taken out. Under SFAS 133 the fair value of outstanding fuel contracts are reported as part of shareholders’ equity with any changes in the fair value reported through income in the period in which it arises as none of the contracts have been designated as hedges.

          The movement in the unrealized gain between the two periods reflects the movements in the oil price at the end of fiscal 2004 against when the contracts were entered into.

Accounting Policy

          The Group’s accounting policy for derivatives under UK GAAP is to defer and only recognize in the consolidated Statements of Income, gains and losses on hedges of revenues or operating payments as they are realized. Amounts payable or receivable in respect of interest rate swap agreements are recognized in the net interest payable charge over the period of the contracts on an accruals basis. Cross-currency swap agreements and forward foreign exchange contracts taken out to hedge borrowings are accounted for in establishing the carrying values of the relevant loans, leases or hire purchase arrangements in the balance sheet. Gains or losses on forward foreign exchange contracts that hedge capital expenditure commitments are recognized as part of the total Sterling carrying cost of the relevant tangible asset as the contracts mature or are closed out.

Item 12 — Description of Securities Other Than Equity Securities

          Not applicable.

PART II

Item 13 — Defaults, Dividend Arrearages and Delinquencies

          None

Item 14 — Material Modifications to the Rights of Security Holders and Use of Proceeds

          None

Item 15 — Controls and Procedures

          Under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive and Chief Financial Officer, the Company has evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of March 31, 2004.  Based on that evaluation, the Company’s management, including the Chief Executive and Chief Financial Officer, have concluded that these disclosure controls and procedures were effective as of March 31, 2004.

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

          There were no changes in the Company’s internal control over financial reporting during the period covered by this Report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16 – [Reserved]

Item 16A — Audit Committee Financial Expert

          Pursuant to Section 407 of the Sarbanes-Oxley Act of 2002, the Board of Directors has determined that one member of its Audit Committee, Alison Reed, is an “audit committee financial expert”.  She is an independent non-executive director for the purposes of Section 303A.02 of the New York Stock Exchange’s Listed Company Manual.

Item 16B – Code of Ethics

          Available on the Company website, www.bashares.com, corporate governance section.

Item 16C – Principal Accountant Fees and Services

Auditors’ remuneration

          Fees for professional services provided by Ernst & Young LLP, the Group’s independent auditors, in each of the last two fiscal years are set out in the table below:

£’000

		2004	2003
Group Auditors
	- Audit fees	1,634	1,552
	- Audit-related fees	162	386
	- Tax fees	273	555
	- All other fees	89	-

		2,158	2,493

          Audit fees are defined as the remuneration for professional services rendered for the audit of the Group consolidated financial statements, and the audit of local statutory financial statements. This category also includes services that can only be provided by the Group auditor, such as auditing the application of new accounting policies, audits of consent and comfort letters and any other audit services required for US Securities and Exchange Commission regulatory filings.

          Audit-related fees include other assurance services that are related to the performance of the audit of the financial statements. It comprises amounts for due diligence services and assurance services on corporate reporting systems.

          Tax fees include tax compliance, tax advice and tax planning services.  All other fees comprises advisory services in relation to the disposal of dba.

          All fees payable to the auditor, Ernst & Young, require the approval of the Audit Committee.  This expressly includes any fees for non-audit work carried out by the auditor.  This policy covered all fees in each of the last two fiscal years as set out above.  Finance Standing Instruction No 17 regulates the services which the auditor may and may not provide to the Group.  The contracting of permitted services from the auditor must be approved in advance by the Chief Financial Officer up to a limit of £100,000 for an individual service.  The Chief Financial Officer reports the level, cost and nature of such services to the Audit Committee quarterly.  For projects in excess of £100,000 (or which do not fall within the list of audit and audit related services specified in the Finance Standing Instruction), the prior approval of the Audit Committee is required.

Item 16D – Exemptions from the Listing Standards for Audit Committees.

          Available on the Company website, www.bashares.com, corporate governance section.

Item 16E – Purchases of Equity Securities by the Issuer and Affiliated Purchaser

          Not applicable until British Airways’ annual report on Form 20-F for the year ending March 31, 2005.

PART III

Item 17 — Financial Statements

          Not Applicable

Item 18 — Financial Statements

          The following Financial Statements and schedule, together with the report of Ernst & Young LLP thereon, are filed as part of this Annual Report:

Item 19 — Exhibits

Index to Exhibits

1.1 Memorandum and Articles of Association dated July 16, 2002.

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

4.2 Service Agreement between Michael Street and British Airways Plc dated July 1, 2001.*

4.3 Service Agreement between John Rishton and British Airways Plc dated September 1, 2001.**

4.4 Letter Agreement between Roderick Eddington and British Airways Plc dated March 15, 2001, relating to pension compensation.**

4.5 Letter Agreement between John Rishton and British Airways Plc dated June 19, 2002, relating to pension compensation.**

8.1 Subsidiaries.

12.1 Certification by the Chief Executive of British Airways Plc in accordance with Section 302 of the Sarbanes-Oxley Act of 2002, dated July 29, 2004.

12.2 Certification by the Chief Financial Officer of British Airways Plc in accordance with Section 302 of the Sarbanes-Oxley Act of 2002, dated July 29, 2004.

13.1 Certification by the Chief Executive and the Chief Financial Officer of British Airways Plc is furnished in accordance with Section 906 of the Sarbanes-Oxley Act 2002, dated July 29, 2004.

14.1 Consent of the Independent Registered Public Accounting Firm, included on page F-1.

* Incorporated by reference to the Company’s annual report on Form 20-F for the financial year ended March 31, 2001.

** Incorporated by reference to the Company’s annual report on Form 20-F for the financial year ended March 31, 2002.

SIGNATURES

          The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BRITISH AIRWAYS Plc
(Registrant)

By /s/ ALAN BUCHANAN

Name: Alan Buchanan
Title: Company Secretary

Dated: July 29, 2004

BRITISH AIRWAYS Plc AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS
BRITISH AIRWAYS Plc

          We have audited the accompanying consolidated balance sheets of British Airways Plc as of March 31, 2004 and 2003, and the related consolidated profit and loss accounts and statements total recognized gains and losses, changes in shareholders’ funds and cash flows for each of the three years in the period ended March 31, 2004. Our audits also included the financial statement schedule listed in the Index at Item 18. These Financial Statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these Financial Statements and schedule based on our audits.

          We conducted our audits in accordance with United Kingdom auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Financial Statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the consolidated Financial Statements referred to above present fairly, in all material respects, the consolidated financial position of British Airways Plc at March 31, 2004 and 2003, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended March 31, 2004, in conformity with accounting principles generally accepted in the United Kingdom which differ in certain respects from those generally accepted in the United States (see note 45 of notes to the Financial Statements). Also, in our opinion, the related financial statement schedule, when considered in relation to the basic Financial Statements taken as a whole, presents fairly in all material respects the information set forth therein.

ERNST & YOUNG LLP

London, England
May 17, 2004

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

          We consent to the incorporation by reference in the Registration Statements on Form S-8 No. 33-15663, No.33-67242 and No. 33-10716 pertaining to the employee share plans of British Airways Plc listed on the facing sheets thereof and in the related Prospectuses of our report dated May 17, 2004, with respect to the consolidated Financial Statements and schedule of British Airways Plc and of the reference to our firm under ‘Item 3 — Key Information — Selected Financial Data’ both included in the Annual Report (Form 20-F) for the year ended March 31, 2004.

ERNST & YOUNG LLP

London, England
July 29, 2004

BRITISH AIRWAYS Plc AND SUBSIDIARIES

CONSOLIDATED PROFIT AND LOSS ACCOUNTS

	Year ended March 31

	2004		2003		2002

	(£ millions, except per Ordinary Share amounts)

Turnover - (Note 2)	7,560		7,688		8,340
Cost of sales - (Note 4)	(7,008)		(7,263)		(8,291)

Gross profit	552		425		49
Administrative expenses - (Note 4)	(147)		(130)		(159)

Operating profit/(loss)	405		295		(110)
Share of operating profit in associates - (Note 7)	58		39		22

Total operating profit/(loss) including associates	463		334		(88)
Other income and charges - (Note 8)	13		(4)		21
(Loss)/profit on sale of fixed assets and investments -(Note 9)	(46)		60		145
Net interest payable - (Note 10)	(200)		(255)		(278)

Profit/(loss) before tax	230		135		(200)
Tax - (Note 11a)	(85)		(50)		71

Profit/(loss) after tax	145		85		(129)
Equity minority interest	(1)		---		(1)
Non-equity minority interest - (Note 35)	(14)		(13)		(12)

Profit/(loss) for the year (1)	130		72		(142)

Retained profit/(loss) for the year	130		72		(142)

Earnings per share - (Note 12)

Basic earnings/(loss) per share	12.1	p	6.7	p	(13.2	)p

Diluted earnings/(loss) per share	12.1	p	6.7	p	(13.2	)p

__________

(1)

A summary of the significant adjustments to profit/(loss) for the year which would be required if United States generally accepted accounting principles had been applied instead of those generally accepted in the United Kingdom is given in Note 45 of Notes to Financial Statements.

The Notes to Financial Statements are an integral part of these Financial Statements.

BRITISH AIRWAYS Plc AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF TOTAL RECOGNIZED GAINS AND LOSSES

	Year ended March 31

	2004	2003	2002

	(£ millions)

Profit/(loss) for the year	130	72	(142)
Other recognized gains and losses relating to the year:
Exchange and other movements	16	(38)	17
Prior year adjustment	---	---	(1,094)

Total recognized gains and losses relating to the year	146	34	(1,219)

The difference between reported and historical cost income and losses is not material.
Profit for the year relating to associated undertakings is shown in Note 21.
The prior year adjustment refers to the adoption of  FRS 19 “ Deferred Tax”.

__________

(1)	The statement of comprehensive income required by United States generally accepted accounting principles is given in Note 45 of Notes to Financial Statements.

The Notes to Financial Statements are an integral part of these Financial Statements.

BRITISH AIRWAYS Plc AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	March 31

	2004	2003

	(£ millions)
Fixed assets
Intangible assets - (Note 13)
Goodwill	93	99
Landing rights	75	65

	168	164
Tangible assets - (Note 14)
Fleet	7,104	7,828
Property	1,042	1,219
Equipment	491	440

	8,637	9,487
Investments - (Note 17)
Associated companies	501	461
Trade investments	30	32
Investment in own shares	31	31

	562	524

	9,367	10,175

Current assets
Stocks - (Note 22)	76	87
Debtors - (Note 23)	1,019	986
Short-term loans and deposits	1,606	1,430
Cash at bank and in hand	64	222

	2,765	2,725

Creditors: amounts falling due within one year - (Note 25)	(2,996)	(2,904)

Net current liabilities	(231)	(179)

Total assets less current liabilities	9,136	9,996

Creditors: amounts falling due after more than one year
Borrowings and other creditors - (Note 27)	(5,374)	(6,441)
Convertible Capital Bonds 2005 - (Note 33)	(112)	(112)

	(5,486)	(6,553)
Provision for deferred tax - (Note 29)	(1,137)	(1,062)
Provisions for liabilities and charges - (Note 30)	(85)	(107)

	2,428	2,274

Capital and reserves
Called up share capital	271	271
Reserves
Share premium account	788	788
Revaluation reserve	262	270
Profit and loss account	897	729

Total equity shareholders’ funds (1)	2,218	2,058

Minority interest
Equity minority interest	10	10
Non-equity minority interest - (Note 35)	200	206

	210	216

	2,428	2,274

__________

(1)

A summary of the significant adjustments to total equity shareholders’ funds which would be required if United States generally accepted accounting principles had been applied instead of those generally accepted in the United Kingdom is given in Note 45 of Notes to Financial Statements.

The Notes to Financial Statements are an integral part of these Financial Statements.

BRITISH AIRWAYS Plc AND SUBSIDIARIES

CONSOLIDATED CASH FLOW STATEMENTS

	Year ended March 31

	2004	2003	2002

	(£ millions)

Cash inflow from operating activities - (Note 5a)	1,093	1,185	866

Dividends from associates	25	23	16

Government compensation received	---	---	22

Returns on investments and servicing of finance
Interest received	62	72	62
Interest paid on bank and other loans	(83)	(86)	(103)
Interest paid on finance leases and hire purchase arrangements	(182)	(222)	(276)
Lease transfer consent fees	7	---	---
Dividends received from trade investments	1	---	2
Non equity minority interest	(14)	(13)	(12)

Net cash outflow from returns on investments and servicing of finance	(209)	(249)	(327)

Tax
Overseas taxation	(4)	(7)	(1)

Net cash outflow from tax	(4)	(7)	(1)

Capital expenditure and financial investment
Intangible assets purchased for cash	(14)	(32)	(12)
Tangible fixed assets purchased for cash - (Note 14e)	(198)	(293)	(745)
Refund of progress payments	42	230	408
Sale of tangible fixed assets and investments	212	351	465
Investment in own shares	---	(6)	---
Purchase of trade investments	---	---	(22)

Net cash inflow for capital expenditure and financial investment	42	250	94

Acquisitions and disposals
Sale of interests in subsidiary undertakings	(80)	30	4
Purchase of subsidiary undertakings	---	---	(77)
Sale of interests in associated undertakings	7	12	---
Partial refund of investment in Iberia	---	---	97
Purchase of interests in associated undertakings	---	(13)	(43)

Net cash (outflow)/inflow for acquisitions and disposals	(73)	29	(19)

Equity dividends paid	---	---	(137)

Net cash inflow before management of liquid resources and financing	874	1,231	514

Management of liquid resources	(198)	(289)	(301)

Financing
Changes in borrowings - (Note 28)
Bank and other loans raised	81	13	495
Bank and other loans repaid	(339)	(189)	(57)
Capital elements of finance leases and hire purchase arrangements repaid	(576)	(608)	(655)

	(834)	(784)	(217)

(Decrease)/increase in cash - (Note 24)	(158)	158	(4)

__________

(1)

The significant differences between the cash flow statements presented above and those required under United States generally accepted accounting principles are described in Note 45 of Notes to the Financial Statements.

The Notes to Financial Statements are an integral part of these Financial Statements.

BRITISH AIRWAYS Plc AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY SHAREHOLDERS’ FUNDS

	Share Capital Ordinary Shares of 25 pence each				Reserves

					Share Premium Account	Revaluation Reserve	Profit and Loss Account	Total Equity Shareholders’ Funds
	Authorized		Issued

	Shares	Amount	Shares	Amount

	(£ millions, except number of shares)
April 1, 2001 (1)	1,508,000,000	377	1,082,552,078	271	788	290	772	2,121
Retained loss for the year	---	---	---	---	---	---	(142)	(142)
Transfer relating to revalued assets	---	---	---	---	---	(20)	20	---
Exchange and other movements	---	---	---	---	---	---	17	17
Goodwill written back on disposal	---	---	---	---	---	---	20	20
Conversion of Convertible Capital Bonds	---	---	61,091	---	---	---	---	---
Employee Share Option Schemes	---	---	143,938	---	---	---	---	---

March 31, 2002 (1)	1,508,000,000	377	1,082,757,107	271	788	270	687	2,016
Retained profit for the year	---	---	---	---	---	---	72	72
Transfer relating to revalued assets	---	---	---	---	---	7	(7)	---
Exchange and other movements	---	---	---	---	---	(7)	(31)	(38)
Goodwill written back on disposal	---	---	---	---	---	---	8	8
Conversion of Convertible Capital Bonds	---	---	24,014	---	---	---	---	---
Employee Share Option Schemes	---	---	3,197	---	---	---	---	---

March 31, 2003 (1)	1,508,000,000	377	1,082,784,318	271	788	270	729	2,058
Retained profit for the year	---	---	---	---	---	---	130	130
Transfer relating to revalued assets	---	---	---	---	---	(8)	8	---
Exchange and other movements	---	---	---	---	---	---	16	16
Goodwill written back on disposal	---	---	---	---	---	---	14	14
Conversion of Convertible Capital Bonds	---	---	10,949	---	---	---	---	---
Employee Share Option Schemes	---	---	49,945	---	---	---	---	---

March 31, 2004 (1)	1,508,000,000	377	1,082,845,212	271	788	262	897	2,218

__________

(1)	(a)

The profit and loss account at March 31, 2004 includes cumulative retained profits of £29 million (2003: £30 million; 2002: £42 million) in respect of associated companies.  See also Note 21 of Notes to Financial Statements.

	(b)	The profit and loss account at March 31, 2004 was decreased by cumulative exchange and other adjustments of £144 million (2003: decreased by £160 million; 2002: £122 million).
	(c)	Cumulative goodwill set off against reserves at March 31, 2004 in respect of subsidiaries was £421 million (2003: £433 million; 2002: £433 million).
	(d)	Cumulative goodwill set off against reserves at March 31, 2004 in respect of associated companies was £59 million (2003: £61 million; 2002: £69 million).

The Notes to Financial Statements are an integral part of these Financial Statements

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

1	Accounting policies

Accounting convention

The Financial Statements have been prepared under the historical cost convention modified by the inclusion of certain assets at valuation, as stated below, and in accordance with all applicable UK accounting standards. The principal accounting policies have been applied consistently with those applied in the previous years.

Basis of consolidation

The consolidated Financial Statements include the accounts of the Company and its subsidiary undertakings (together, the “Group”), each made up to March 31, together with the attributable share of results and reserves of associated undertakings, adjusted where appropriate to conform with British Airways’ accounting policies. The Group’s share of the profits less losses of associated undertakings is included in the Group profit and loss account and its share of the post-acquisition results of these companies is included in interests in associated undertakings in the Group balance sheet.  Certain associated undertakings make up their annual audited accounts to dates other than March 31.  In the cases of Qantas and Iberia, published results up to the year ended December 31 are included.  For Qantas the results are unaudited.  In other cases, results disclosed by subsequent unaudited management accounts are included. The attributable results of those companies acquired or disposed of during the year are included for the periods of ownership. Where an entity, though not fulfilling the legal definition of a subsidiary or subsidiary undertaking, gives rise to benefits for the Group that are, in substance, no different than those that would arise were that entity a subsidiary or subsidiary undertaking, that entity is classified as a quasi-subsidiary.  In determining whether the Group has the ability to enjoy the benefits arising from such entities’ net assets, regard is given as to which party is exposed to the risks inherent in the benefits and which party, in practice, carries substantially all the risks and rewards of ownership. The Group currently accounts for its investment in The London Eye Company Limited as a quasi-subsidiary, and therefore consolidates its results within the Group accounts as if it were a subsidiary undertaking.

Turnover

Passenger ticket and cargo waybill sales, net of discounts, are recorded as current liabilities in the ‘sales in advance of carriage’ account until recognized as revenue when the transportation service is provided.  Commission costs are recognized at the same time as the revenue to which they relate and are charged to cost of sales. Unused tickets are recognized as revenue using estimates regarding the timing of recognition based on the terms and conditions of the ticket and historical trends. Other revenue is recognized at the time the service is provided.

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

ii)

Turnover by origin:  The analysis of turnover by origin is derived by allocating revenue to the area in which the sale was made.  Operating profit resulting from turnover generated in each geographical area according to origin of sale is not disclosed as it is neither practical nor meaningful to allocate the Group’s operating expenditure on this basis.

iii)

Geographical analysis of net assets:  The major revenue-earning asset of the Group is the aircraft fleet, the majority of which are registered in the United Kingdom.  Since the Group’s aircraft fleets are employed flexibly across its worldwide route network, there is no suitable basis of allocating such assets and related liabilities to geographical segments.

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

The carrying values of goodwill and other intangible assets are reviewed for impairment at the end of the first full year following acquisition and in the other periods if events or changes in circumstances indicate the carrying value may not be recoverable.

Tangible fixed assets

Tangible fixed assets are held at cost, subject to the property revaluations carried out at March 31, 1995 which are being retained in accordance with the transitional provisions of FRS 15 ‘Tangible Fixed Assets’.  The Group has a policy of not revaluing tangible fixed assets.  Depreciation is calculated to write off the cost or valuation, less estimated residual value, on a straight line basis.

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

b Fleet

i)	Cost: All aircraft are stated at cost, net of manufacturers’ credits.

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

c Property and equipment

Freehold properties and certain leasehold properties, professionally valued at March 31, 1995, are included in these Financial Statements on the basis of that valuation. Subsequent additions are included at cost.  Provision is made for the depreciation of all property and equipment, apart from freehold land, based upon expected useful lives or in the case of leasehold properties, over the duration of the leases if shorter.

d Leased and hire purchase assets

Where assets are financed through finance leases or hire purchase arrangements, under which substantially all the risks and rewards of ownership are transferred to the group, the assets are treated as if they had been purchased outright.  The amount included in the cost of tangible fixed assets represents the aggregate of the capital elements payable during the lease or hire purchase term.  The corresponding obligation, reduced by the appropriate proportion of lease or hire purchase payments made, is included in creditors.  The amount included in the cost of tangible fixed assets is depreciated on the basis described in the preceding paragraphs and the interest element of lease or hire purchase payments made is included in interest payable in the profit and loss account. Payments under all other lease arrangements, known as operating leases, are charged to the profit and loss account in equal annual amounts over the period of the lease.  In respect of aircraft, operating lease arrangements allow the group to terminate the leases after a limited initial period, normally 5 to 7 years, without further material financial obligations. In certain cases the group is entitled to extend the initial lease period on pre-determined terms; such leases are described as extendible operating leases.

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (continued)

Aircraft and engine overhaul expenditure

Aircraft and engine spares acquired on the introduction or expansion of a fleet, as well as rotable spares purchased separately, are carried as tangible fixed assets and generally depreciated in line with the fleet to which they relate.  Replacement spares and all other costs relating to the maintenance and overhaul of aircraft  and engines are charged to the profit and loss account on consumption and as incurred respectively.

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

Pension and other post-retirement benefits

Retirement benefits are payable through separately funded United Kingdom pension schemes with equivalent arrangements for overseas territories. Contributions to pension funds are made on the basis of independent actuarial advice and charged to the profit and loss account so as to spread the cost over the remaining service lives of the employees. Provision is made based on actuarial advice for post-retirement medical benefits of employees in the United States.

Frequent flyer programs

The Group operates two principal frequent flyer programs.  The Airline scheme, ‘Executive Club’, allows frequent travelers to accumulate ‘BA Miles’ mileage credits which entitle them to a choice of various awards, including free travel and are sold to participating partners to use in promotional activities. The AIRMILES scheme, operated by the Company’s wholly-owned subsidiary Airmiles Travel Promotions Limited, allows companies to purchase miles for use in promotional incentives.

Revenue from the sale of BA Miles and AIRMILES to third parties is recognized when miles are issued to participants.  The estimated direct incremental cost of providing free redemption services, including British Airways flights, in exchange for redemption of miles earned by members of the Group’s Executive Club and Airmiles schemes is accrued as members of these schemes accumulate mileage.  Costs accrued include incremental fuel, catering servicing costs and cost of redemptions on air and non-air partners; these costs are charged to cost of sales.

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (continued)

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

Foreign currency translation

Foreign currency balances are translated into Sterling at the rates ruling at the balance sheet date, except for certain loan repayment installments which are translated at the forward contract rates where installments have been covered forward at the balance sheet date.  Aircraft which are financed in US Dollars, either by loans, finance leases or hire purchase arrangements, are regarded together with the related assets and liabilities as a separate group of assets and liabilities and accounted for in US Dollars.  The amounts in US Dollars are translated into Sterling at rates ruling at the balance sheet date and the net differences arising from the translation of aircraft costs and related US Dollars loans are taken to reserves.  Exchange differences arising on the translation of net assets of overseas subsidiary undertakings and associated undertakings are taken to reserves.  Profits and losses of such undertakings are translated into Sterling at average rates of exchange during the year.  All other profits or losses arising on translation are dealt with through the profit and loss account.

Derivatives and financial instruments

The Group’s accounting policy for derivatives is to defer and only recognize in the consolidated profit and loss account gains and losses on hedges of revenues or operating payments as they crystallize.

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

Short term debtors and creditors are held at fair value and have therefore been excluded from the financial instrument disclosures except note 37 on currency exposures.

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (continued)

2	Turnover

	Year ended March 31

	2004	2003	2002

	(£ millions)
Traffic revenue
Passenger Revenue
Scheduled	6,460	6,545	7,036
Non-scheduled	30	45	52

	6,490	6,590	7,088
Cargo	463	484	483

	6,953	7,074	7,571
Other revenue (including aircraft maintenance, package holidays and other airline services)	607	614	769

	7,560	7,688	8,340

3	Geographical analysis of turnover and operating profit/(loss)

(a)	Turnover

By area of original sale:

	Year ended March 31

	2004	2003	2002

	(£ millions)

United Kingdom	3,731	3,634	4,101
Continental Europe	1,209	1,269	1,301

Europe	4,940	4,903	5,402
The Americas	1,347	1,482	1,549
Africa, Middle East and Indian sub-continent	717	733	789
Far East and Australasia	556	570	600

	7,560	7,688	8,340

By area of destination:

	Year ended March 31

	2004	2003	2002

	(£ millions)

United Kingdom	664	725	863
Continental Europe	1,975	2,113	2,345

Europe	2,639	2,838	3,208
The Americas	2,767	2,763	2,863
Africa, Middle East and Indian sub-continent	1,253	1,201	1,262
Far East and Australasia	901	886	1,007

	7,560	7,688	8,340

(b)  Operating profit/(loss)

By area of destination	Year ended March 31

	2004	2003	2002

	(£ millions)
Europe	(60)	(117)	(244)
The Americas	294	223	144
Africa, Middle East and Indian sub-continent	210	168	91
Far East and Australasia	(39)	21	(101)

	405	295	(110)

It is impractical to separate United Kingdom and Continental Europe operating loss on a meaningful basis since the day to day operations are fully integrated.  The operating profit of these services is therefore combined under the heading ‘Europe’.

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (continued)

4	Analysis of operating expenditure

	Year ended March 31

	2004	2003	2002

	(£ millions)
Employee costs	2,180	2,107	2,409
Depreciation and amortization	679	734	770
Aircraft operating lease costs	135	189	199
Fuel and oil costs	922	842	1,028
Engineering and other aircraft costs	511	592	673
Landing fees and en route charges	549	576	615
Handling charges, catering and other operating costs	934	961	1,110
Selling costs	554	706	824
Accommodation, ground equipment costs and currency differences	691	686	822

Total operating expenditure	7,155	7,393	8,450

Total operating expenditure comprises:
Cost of sales	7,008	7,263	8,291
Administrative expenses	147	130	159

	7,155	7,393	8,450

5	Operating profit/(loss)

(a) Reconciliation of operating profit/(loss) to net cash inflow from operating activities

	Year ended March 31

	2004	2003	2002

	(£ millions)

Group operating profit/(loss)	405	295	(110)
Depreciation and amortization	679	734	770
Other items not involving the movement of cash	11	---	---
(Increase)/decrease in stocks and debtors	(23)	238	250
Increase/(decrease) in creditors	43	(62)	(89)
(Decrease)/increase in provisions for liabilities and charges	(22)	(20)	45

Cash inflow from operating activities	1,093	1,185	866

(b) Operating income has been determined after charging:

	Year ended March 31

	2004	2003	2002

	(£ millions)
Depreciation of tangible fixed assets
Owned assets	262	275	341
Finance leased aircraft	159	145	161
Hire purchased aircraft	187	191	210
Other leasehold interests	61	57	50
Impairment	---	58	---

	669	726	762

Operating lease costs
Lease rentals – aircraft	120	162	199
- property	133	146	146
Hire of equipment and charter of aircraft and crews	98	92	147
Onerous lease costs	15	27	---

	366	427	492

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (continued)

	Year ended March 31

	2004	2003	2002

Auditors’ remuneration	(£ millions)

Group auditors
Audit fees	1,650	1,561	1,543
Other professional fees
United Kingdom
-Other assurance services	156	377	1,302
-Taxation	26	183	302

	182	560	1,604
Overseas
-Due diligence	87	---	---
-Taxation	239	372	197

	2,158	2,493	3,344

The audit fees payable to Ernst & Young LLP are reviewed by the Audit Committee in the context of other companies for cost effectiveness. The  committee also reviews the nature  and extent of non-audit services to ensure that independence is maintained.

	Year ended March 31

	2004	2003	2002

	(£ millions)
Directors’ emoluments
Fees	532	516	436
Salary and benefits	1,250	1,137	1,122
Bonus	---	---	---

	1,782	1,653	1,558

Included in the amounts above are £584,000 (2003: £553,000; 2002: £497,000) emoluments in respect of the highest paid director.

Other items

The prior year includes charges totaling £84 million relating to the retirement of Concorde, comprising £58 million for the impairment of capitalized engineering  modifications and rotable inventory and £26 million for the write down of stocks. Fiscal 2004 includes the release of revenue provisions totaling £35 million as a  result of system enhancements that have enabled a more accurate assessment to be made of certain balances.

6	Employee costs and numbers

The average number of persons employed in the Group and their aggregate payroll costs were as follows:

	Year ended March 31

	2004	2003	2002

	(Number)
United Kingdom	43,942	47,162	49,793
Overseas	7,997	9,852	11,667

	51,939	57,014	61,460

	(£ millions)

Wages and salaries	1,463	1,472	1,661
Social security costs	158	148	169
Contributions to pension schemes	214	149	147

	1,835	1,769	1,977

By location:
United Kingdom	1,623	1,514	1,708
Overseas	212	255	269

	1,835	1,769	1,977

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (continued)

7	Share of operating profit in associates

	Year ended March 31

	2004	2003	2002

	(£ millions)

Operating profits less losses	58	39	22

8	Other income and charges

	Year ended March 31

	2004	2003	2002

	(£ millions)

Income from trade investments	---	---	1
Government compensation (see note below)	---	---	22
Other	13	(4)	(2)

	13	(4)	21

Other income and charges represented by:

Group	13	(4)	21

In 2002, British Airways received Government compensation for the closure of US and Israeli airspace following September 11, 2001.

9	(Loss)/profit on sale of fixed assets and investments (also see Note 19)

	Year ended March 31

	2004	2003	2002

	(£ millions)
Net loss on disposal of dba	(83)	---	---
Net profit on sale of investment in go	---	10	98
Net profit on sale of investment in France Telecom (Formerly shares held in Equant)	---	---	23
Net (loss)/profit on sale of other fixed assets and investments	37	50	24

	(46)	60	145

(Loss)/profit on sale of fixed assets and investments represented by:
Group	(47)	58	142
Associates	1	2	3

	(46)	60	145

(i)	Year ended March 31, 2004

On April 9, 2003 and October 1, 2003, Qantas Airways issued new shares by way of shareholder placings. British Airways did not take up its allocation which resulted in the dilution of the Group’s shareholding from 18.93% to 18.25%. There was no profit on disposal resulting from the deemed disposal.

On July 3, 2003, British Airways sold its 20% shareholding in China Aviation Services Limited. The profit on disposal from this sale was £2 million.

On April 2, 2003 Amadeus Global Travel Distribution, a technology provider to the travel industry, took a 16.67% stake in Opodo. This resulted in the dilution of the Group’s shareholding from 22.86% to 19.05%. The profit on disposal resulting from the deemed disposal was £5 million.

(ii)	Year ended March 31, 2003

On September 5, 2002 and October 10, 2002, Qantas Airways issued new shares by way of an institutional placement and shareholder placing respectively. British Airways did not take up its allocation which resulted in the dilution of the Group’s shareholding from 21.4% to 18.9%. The profit on disposal resulting from the deemed disposal was £10 million.

With effect from November 1, 2002, British Airways sold its 50% shareholding of Accoladia Ltd to Thomas Cook (UK) Ltd.  As a result, Thomas Cook (UK) Ltd was the sole shareholder of Accoladia Ltd.  The profit on disposal from this sale was £2.9 million.

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (continued)

	Qantas	Other	Total

	(£ millions)
Deemed disposal of 2.50% shareholding	10	---	10
Sale proceeds	---	15	15

	10	15	25

(iii)	Year ended March 31, 2002

On June 14, 2001, the Group completed the disposal of its 100% holding in Go Fly Ltd  (“go”) to 3i Plc. In December the Group completed the disposal of its 100% holding in Bedford Associates Inc. The net profit arising from the disposals was as follows:

	Go Fly Ltd	Bedford Associates Inc	Total

	(£ millions)

Sales proceeds (net of disposal costs)	97	---	97
Net liabilities	1	---	1
Goodwill written back on disposal	---	(9)	(9)

Gain on disposal before tax	98	(9)	89

Disposal of investment in France Telecom			23

			112

10	Net interest payable	Year ended March 31

		2004	2003	2002

		(£ millions)
Interest payable
On bank loans		50	46	60
On finance leases		95	116	119
On hire purchase arrangements		84	108	153
On other loans, including interest of £11 million (2003: £11 million and 2002: £11 million) on Convertible Capital Bonds 2005		51	50	49
		280	320	381
Interest capitalized		(1)	(10)	(7)

		279	310	374
Interest receivable		(63)	(63)	(50)
Retranslation charges/(credits) on currency borrowings		(16)	8	(46)

		200	255	278

Net interest payable represented by:
Group		192	253	271
Associates		8	2	7

		200	255	278

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

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (continued)

11	Tax

(a) Analysis of charge/(credit) for the year	Year ended March 31

	2004	2003	2002

	(£ millions)
Current tax
UK corporation tax.	5	5	3
Less: relief for overseas tax	(5)	(5)	(2)

UK tax	---	---	1
Overseas tax	1	8	3
Prior year adjustments	(10)	(10)	(3)

	(9)	(2)	1
Share of tax of associated undertakings	19	21	(1)

	10	19	---

Deferred tax
Depreciation (in excess of)/below capital allowances	(62)	2	(42)
Other timing differences	12	19	(16)
Losses utilized	118	8	(13)
Prior year adjustments	7	2	---

Total deferred tax charge/(credit)	75	31	(71)

Tax charge/(credit) on profit on ordinary activities	85	50	(71)

There is no UK tax payable on the operating result for the year (2003: nil; 2002: nil).

(b) Factors affecting the tax charge for the year
The current tax charge/(credit) for the year is less than the profit/(loss) at the standard rate of UK corporation tax (30%). The differences are explained below:

	Year ended March 31
	2004	2003	2002

	(£ millions)
Profit/(loss) on ordinary activities before tax	230	135	(200)

Profit/(loss) on ordinary activities multiplied by standard rate of UK corporation tax	69	41	(60)
Effects of:
Expenses not deductible for tax purposes	17	26	29
Loss/(profit) on disposals not taxable	12	(21)	(35)
Other differences	(4)	7	---
Timing differences
Depreciation in excess of/(less than) capital allowances for the year	62	(2)	42
Other differences	(12)	(19)	16
Unrelieved UK losses	(118)	(8)	13
Unrecognized timing differences	(5)	---	---
Lower tax rates on overseas earnings	---	(2)	(9)
Unrelieved overseas and associates’ losses	5	13	8
Non-taxable overseas income	(6)	(6)	(1)
Adjustment to tax charge in respect of previous periods	(10)	(10)	(3)

Total tax charge for the year	10	19	---

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (continued)

The total tax charge/(credit) for the year is less than the profit/(loss) at the standard rate of  UK corporation tax (30%).  The differences are explained below:

	Year ended March 31
	2004	2003	2002

	(£ millions)
Profit/(loss) on ordinary activities before tax	230	135	(200)

Profit/(loss) on ordinary activities multiplied by standard rate of UK corporation tax	69	41	(60)
Effects of:
Expenses not deductible for tax purposes	17	26	29
Loss/(profit) on disposals not taxable	12	(21)	(35)
Other differences	(4)	7	---
Lower tax rates on overseas earnings	---	(2)	(9)
Unrelieved overseas and associates’ losses	5	13	8
Non-taxable overseas income	(6)	(6)	(1)
Unrecognized timing differences	(5)	---	---
Adjustment to tax charge in respect of previous periods	(3)	(8)	(3)

Total tax charge for the year	85	50	(71)

(c) Factors that may affect future tax charges

The Group has substantial brought forward tax losses that are available to reduce tax payments on future taxable profits.  Such losses are expected to be utilised in the foreseeable future. In accordance with FRS 19, no provision has been made for deferred tax on gains arising on the revaluation of fixed assets or where potentially taxable gains have been rolled over into replacement assets since such gains would become taxable only if the assets were sold without it becoming possible to claim further rollover relief.  The total amount unprovided for is approximately £32 million before the deduction of UK capital losses currently available.

No deferred tax has been provided on the unremitted earnings of overseas subsidiaries and associates because there is no current intention to remit.  Additionally, no deferred tax asset has been recognized in respect of overseas tax losses or UK capital losses as the utilization of such losses is uncertain.

12	Earnings/(loss) per share

	Profit/(loss)			Earnings/(loss) per share

	2004	2003	2002	2004	2003	2002

	(£ millions)			(pence)

Profit/(loss) for the year and basic earnings/(loss) per share	130	72	(142)	12.1	6.7	(13.2)
Diluted profit/(loss) for the year and earnings/(loss) per share	130	72	(142)	12.1	6.7	(13.2)

Weighted average number of shares for basic earnings per share (‘000)				1,070,077	1,073,054	1,076,042
Dilutive potential ordinary shares:
Outstanding share options (‘000)						1,924

Weighted average number of shares for diluted earnings per share (‘000)				1,070,077	1,073,054	1,077,966

Basic earnings/(loss) per share is calculated on a weighted average number of ordinary shares in issue after deducting for shares held for the purposes of employee share ownership plans including the Long Term Incentive Plan.

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (continued)

13    Intangible Assets

	Goodwill	Landing rights	Total

	(£ millions)
Year ended March 31, 2004
Cost
Balance at April 1	114	72	186
Additions	---	14	14

Balance at March 31	114	86	200

Amortization
Balance at April 1	15	7	22
Charge for the year	6	4	10

Balance at March 31	21	11	32

Net book amount at March 31, 2004	93	75	168

Year ended March 31, 2003
Cost
Balance at April 1	116	40	156
Additions	---	32	32
Disposals	(2)	---	(2)

Balance at March 31	114	72	186

Amortization
Balance at April 1	11	5	16
Charge for the year	6	2	8
Disposals	(2)	---	(2)

Balance at March 31	15	7	22

Net book amount at March 31, 2003	99	65	164

	Goodwill	Landing rights	Total

	(£ millions)
Year ended March 31, 2004
Cost
Balance at April 1	114	72	186
Additions	---	14	14

Balance at March 31	114	86	200

Amortization
Balance at April 1	15	7	22
Charge for the year	6	4	10

Balance at March 31	21	11	32

Net book amount at March 31, 2004	93	75	168

Year ended March 31, 2003
Cost
Balance at April 1	116	40	156
Additions	---	32	32
Disposals	(2)	---	(2)

Balance at March 31	114	72	186

Amortization
Balance at April 1	11	5	16
Charge for the year	6	2	8
Disposals	(2)	---	(2)

Balance at March 31	15	7	22

Net book amount at March 31, 2003	99	65	164

14	Tangible Assets

	Fleet	Property	Equipment	Total

		(£ millions)
Year ended March 31, 2004
Cost or valuation
Balance at April 1, 2003	11,455	1,550	1,032	14,037
Exchange movements	(275)	(25)	---	(300)
Additions - net of refund of progress payments (Note 14e)	154	24	43	221
Disposals	(593)	(43)	(108)	(744)
Reclassifications	(9)	(110)	100	(19)

Balance at March 31, 2004	10,732	1,396	1,067	13,195

Depreciation
Balance at April 1, 2003	3,627	331	592	4,550
Exchange movements	(95)	(2)	---	(97)
Charge for the year	517	71	81	669
Disposals	(407)	(37)	(105)	(549)
Reclassifications	(14)	(9)	8	(15)

Balance at March 31, 2004	3,628	354	576	4,558

Net book amount at March 31, 2004	7,104	1,042	491	8,637

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (continued)

	Fleet	Property	Equipment	Total

		(£ millions)
Year ended March 31, 2003
Cost or valuation
Balance at April 1, 2002	12,307	1,605	1,030	14,942
Exchange movements	(250)	(16)	---	(266)
Additions - net of refund of progress payments (Note 14e)	225	55	40	320
Disposals	(827)	(95)	(37)	(959)
Reclassifications	---	1	(1)	---

Balance at March 31, 2003.	11,455	1,550	1,032	14,037

Depreciation
Balance at April 1, 2002.	3,635	305	528	4,468
Exchange movements	(80)	(2)	---	(82)
Charge for the year	514	64	90	668
Disposals	(493)	(43)	(26)	(562)
Impairment (Note 14f)	58	---	---	58
Reclassifications	(7)	7	---	---

Balance at March 31, 2003	3,627	331	592	4,550

Net book amount at March 31, 2003	7,828	1,219	440	9,487

Analysis at March 31, 2004
Owned	1,855	1,005	421	3,281
Finance leased	2,247	---	1	2,248
Hire purchase arrangements	2,914	---	---	2,914
Progress payments	32	37	69	138
Assets held for resale	49	---	---	49
Assets not in current use	7	---	---	7

	7,104	1,042	491	8,637

Analysis at March 31, 2003
Owned	1,920	1,134	379	3,433
Finance leased	2,324	---	---	2,324
Hire purchase arrangements	3,415	---	---	3,415
Progress payments	95	85	61	241
Assets held for resale	38	---	---	38
Assets not in current use	36	---	---	36

	7,828	1,219	440	9,487

Included in the cost of tangible assets for the Group is £344 million (2003: £355 million) of capitalized interest.

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (continued)

14	Tangible Assets (Continued)

	March 31

The net book amount of property comprises:	2004	2003

	(£ millions)
Freehold	313	270
Long leasehold	340	407
Short leasehold	389	542

	1,042	1,219

(a)	The amounts shown under ‘fleet’ above include the following amounts for aircraft acquired under finance lease obligations and hire purchase arrangements:

	March 31

	2004	2003

	(£ millions)
Cost	7,346	7,859
Less: accumulated depreciation	(2,184)	(2,079)

Net book amount	5,162	5,780

(b) Revalued fleet and properties are included in the financial statements at the following amounts:

	March 31

	2004			2003

	Valuation/ cost	Depreciation	Net book amount	Valuation/ cost	Depreciation	Net book amount

	(£ millions)
Property
Valuation	393	55	338	463	81	382
Subsequent additions at cost	47	18	29	61	19	42

	440	73	367	524	100	424

If these assets had not been revalued they would have been included at the following amounts:

March 31

2004			2003

Valuation/ cost	Depreciation	Net book amount	Valuation/ cost	Depreciation	Net book amount

(£ millions)

129	24	105	209	56	153

Included in fleet assets at March 31, 2004 are assets with a cost of £578 million (2003: £1.8 billion) held as security for the group’s bank and other loans.

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (continued)

14	Tangible Assets (Continued)

(c)	Revaluation

All freehold properties of the group, and certain leasehold properties, where leases give long-term security of tenure and rights to development, disposal and sub-letting,  were revalued at open market value for existing use at March 31, 1995.

(d)	Depreciation

Fleets are generally depreciated over periods ranging from 15 to 25 years after making allowance for estimated residual values.  Effective annual depreciation rates resulting from those methods are shown in the following table:

	Year ended March 31
	2004	2003	2002

	(%)

Boeing 747-400 and 777-200	3.7	3.7	3.7
Boeing 767-300 and 757-200	4.7	4.7	4.6
Airbus A320, A319 and Boeing 737-400	4.9	4.9	4.9
Embraer RJ145,British Aerospace 146 and, in 2002, Avro RJ100	4.5	4.5	4.5

Property, apart from freehold land, is depreciated over its expected useful life subject to a maximum of 50 years.  Equipment is depreciated over periods ranging from 3 to 25 years, according to the type of equipment.

(e)	Analysis of tangible asset additions

	Year ended March 31

	2004

	Fleet	Property	Equipment	Total

	(£ millions)

Cash paid	131	23	44	198
Acquisitions under loans, finance leases and hire purchase arrangements	76	7	---	83
Capitalized interest	---	1	---	1
Accrual movements	(11)	(7)	(1)	(19)

	196	24	43	263
Refund of progress payments	(42)	---	---	(42)

	154	24	43	221

	Year ended March 31

	2003

	Fleet	Property	Equipment	Total

	(£ millions)

Cash paid	237	22	34	293
Acquisitions under loans, finance leases and hire purchase arrangements	162	43	---	205
Capitalized interest	1	9	---	10
Accrual movements	35	1	6	42

	435	75	40	550
Refund of progress payments	(210)	(20)	---	(230)

	225	55	40	320

(f)	Impairment

On April 10, 2003, the Group announced its intention to retire the fleet of seven Concorde aircraft with effect from the end of October 2003. The prior year £58 million impairment charge relates to the impairment of capitalized engineering modifications and rotable inventory.

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (continued)

15	Capital expenditure commitments

Capital expenditure authorized and contracted for but not provided in the Financial Statements amounts to £347 million  (2003: £482 million).

The outstanding commitments include £323 million which relates to the acquisition of Airbus A320 family of aircraft  scheduled for delivery over the next four years. It is intended that these aircraft will be financed  partially by cash holdings and internal cash flow and partially through external financing, including committed facilities arranged prior to delivery.

16	Operating lease commitments

(a)           The aggregate payments, for which there are commitments under operating leases as at the end of the year, fall due as follows:

	Fleet	Property and Equipment	Total

	(£ millions)

Within one year	118	78	196
Between one and two years	98	60	158
Between two and three years	80	53	133
Between three and four years	65	49	114
Between four and five years	42	44	86
Over five years (property and equipment, ranging up to the year 2145)	78	1,366	1,444

	481	1,650	2,131

(b)  Amounts payable within one year relate to commitments expiring as follows:

	Fleet	Property and Equipment	Total

	(£ millions)

	7	18	25
Within one year	23	8	31
Between one and two years	13	5	18
Between two and three years	25	2	27
Between three and four years	17	8	25
Between four and five years	33	37	70

Over five years	118	78	196

Property and equipment commitments above relate largely to property leases.

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (continued)

17	Investments

(a)	Associated undertakings

				Equity	Total

				(£ millions)
Year ended March 31, 2004
Balance at April 1, 2003				461	461
Exchange movements				27	27
Additions				---	---
Goodwill on amortization				(1)	(1)
Share of attributable results				1	1
Share of movements on other reserves				8	8
Disposals				5	5

Balance at March 31, 2004				501	501

Year ended March 31, 2003
Balance at April 1, 2002				425	425
Exchange movements				17	17
Additions				13	13
Goodwill on amortization				(1)	(1)
Share of attributable results				(4)	(4)
Share of movements on other reserves				42	42
Disposals				(31)	(31)

Balance at March 31, 2003				461	461

				March 31

				2004	2003

				(£ millions)
Equity comprises:
Cost of shares				383	370
Goodwill (less amortization)				16	17
Goodwill set off				(59)	(61)
Share of post-acquisition profits				65	64
Share of other reserves				96	71

				501	461

(b) Trade investments:
	Cost		Provisions

	Shares	Loans	Shares	Loans	Total

	(£ millions)
Year ended March 31, 2004
Balance at April 1, 2003	29	21	(16)	(2)	32
Provision	---	---	(1)	(1)	(2)

Balance at March 31, 2004	29	21	(17)	(3)	30

Year ended March 31, 2003
Balance at April 1, 2002	25	20	(5)	(1)	39
Additions	4	1	---	---	5
Provision	---	---	(11)	(1)	(12)

Balance at March 31, 2003	29	21	(16)	(2)	32

(c) Investment in own shares
				March 31

				2004	2003

				(£ millions)
Investment in own shares				31	31

Investment in own shares consists of shares held by British Airways Plc Employee Benefits Trustees (Jersey) Limited, a wholly owned subsidiary for the purposes of the employee share ownership plans including the Long Term Incentive Plan. At March 31, 2004 the Group held 12,724,900 shares for the Long Term Incentive Plan and other Employee share schemes (2003: 12,900,000 shares).  The purchase of shares was financed by British Airways granting a loan to British Airways Plc Employee Benefits Trustees (Jersey) Limited.

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (continued)

17  Investments (continued)

(d) Net book value of total investments

	March 31 ,2004

	Associated companies	Trade investments	Investment in own shares	Total

	(£ millions)

Listed	498	1	31	530
Unlisted	3	29	---	32

	501	30	31	562

	March 31 ,2003

	Associated companies	Trade investments	Investment in own shares	Total

	(£ millions)

Listed	453	1	31	485
Unlisted	8	31	---	39

	461	32	31	524

(e)  Market value of listed investments

	March 31

	2004	2003

	(£ millions)
Associated undertakings	638	454
Trade investments	5	4
Investment in own shares	36	13

18  Disposal of subsidiary undertakings

On June 30, 2003, the Group completed the disposal of its 100% holding in Deutsche BA Luftfahrtgesellschaft mbH (“dba”) to Intro GmbH. The loss arising from the disposal was as set out below. Final completion accounts have not been agreed between the Group and Intro GmbH. However, the Group does not believe further provision is required for future costs and obligations under the sale agreement. Included in the Group’s contingent liabilities are certain guarantees in relation to aircraft operating leases held by dba at the date of sale. The value of these guarantees at May 17, 2004 was £60 million.

Year ended March 31

2004

(£ millions)
Disposal costs	6
Payments to and on behalf of Intro GmbH	85
Net liabilities of dba at June 30, 2003	(20)
Goodwill written back on disposal	12

Loss on disposal	83

Loss on disposal before and after tax	83

On August 27, 2003, the Group completed the disposal of Speedwing Mobile Communications, that formed part of Speedwing International Limited, to Air Radio Limited.  The profit on disposal from this sale was £3 million.

19  Disposal of Associates

On April 9, 2003 and October 1, 2003, Qantas Airways issued new shares by way of shareholder placings. British Airways did not take up its allocation which resulted in the dilution of the group’s shareholding from 18.93% to 18.25%. There was no profit on disposal resulting from the deemed disposal.

On July 3, 2003, British Airways sold its 20% shareholding in China Aviation Services Limited. The profit on disposal from this sale was £2 million.

On April 2, 2003 Amadeus Global Travel Distribution, a technology provider to the travel industry, took a 16.67% stake in Opodo. This resulted in the dilution of the Group’s shareholding from 22.86% to 19.05%. The profit on disposal resulting from the deemed disposal was £5 million.

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (continued)

20  Quasi- Subsidiary

Summarized financial information of The London Eye Company Limited,  prepared in accordance with British Airways’ accounting policies, is set out below.

	March 31

	2004	2003	2002

	(£ millions)
Profit and Loss account

Turnover	37	38	33

Operating profit	10	13	10

Loss before tax and loss for the period	(19)	(11)	(11)

Balance Sheet

Fixed assets	72	76	74

Current assets	13	9	12
Creditors: Amounts falling due within one year	(11)	(15)	(13)

Net current assets/(liabilities)	2	(6)	(1)
Total assets less current liabilities	74	70	73
Creditors: Amounts falling due after more than one year	(132)	(109)	(99)

Capital and reserves deficit	(58)	(39)	(26)

Cash Flow Statement

Cash inflow from operating activities	17	24	15
Returns on investments and servicing of finance	(6)	(5)	(1)
Capital expenditure and financial investment	(2)	(8)	(4)

Net cash inflow before management of liquid resources and financing	9	11	10

Financing	(5)	(15)	(7)

Increase/(decrease) in cash	4	(4)	3

There are no recognized gains and losses other than the loss for the period. The loss for the period includes interest payable to British Airways of £29 million (2003: £24 million, 2002: £19 million).

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (continued)

21  Investment in associates

Summarized financial information

	March 31

	2004	2003	2002

	(£ millions)

Turnover	3,600	1,938	1,593

Profit before tax for the year	49	40	19

Share of fixed assets	1,214	1,068	941
Share of current assets	515	544	589

Share of assets	1,729	1,612	1,530

Liabilities due within one year	(456)	(513)	(519)
Liabilities due after more than one year	(788)	(655)	(609)

Share of liabilities	(1,244)	(1,168)	(1,128)

Share of net assets at associated companies’ year-end accounting dates	485	444	402

Goodwill on acquisition (less amortization)	16	17	23

Total Group investment in associated undertakings at March 31	501	461	425

The Sterling equivalents for the statements of operations of Qantas Airways Limited and Comair have been translated at the average exchange rates for the six months ended June 30 and six months ended December 31.  The Sterling equivalents for the results of Iberia and Opodo, the internet travel agency, have been translated using the average rate for the twelve months ended December 31.  Balance sheets for all associates have been translated at the closing rates ruling at March 31.

The only associate which accounts for more than 25 per cent of any of the gross assets, gross liabilities, turnover or operating results (on a three-year average) of the Group is Qantas.  For the year ended December 31, 2003, the Group’s share of Qantas’ results was turnover of £811 million (2002: £834 million; 2001: £942 million), profit  before tax of £49 million (2002: £66 million: 2001: £27 million), taxation of £15 million (2002: £21 million: 2001: £6 million) and profit after tax of £34 million (2002: £45 million; 2001: £21 million).

As at December 31, 2003, the Group’s share of Qantas’ assets and liabilities was: fixed assets - £1,132 million (2002: £959 million); current assets - £289 million (2002: £293 million); liabilities due within one year - £349 million (2002: £382 million); and liabilities due after one year or more - £688 million (2002: £521 million).

ASSOCIATED UNDERTAKINGS

	Percentage of equity owned	Principal activities	Country of incorporation and principal operations

Qantas Airways Ltd	18.25	Airline operations	Australia
Iberia, Lineas Aéreas de España, S.A. (‘Iberia’)	9.0	Airline operations	Spain
Comair Ltd	18.3	Airline operations	South Africa
Opodo Ltd	19.05	Internet travel agency	England

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (continued)

22  Stocks

	March 31

	2004	2003

	(£ millions)

Expendables and consumables	76	87

The replacement cost of stocks is considered not to be materially different from their balance sheet values.

23  Debtors

	March 31

	2004	2003

	(£ millions)

Trade debtors	704	625
Less: provisions	28	28

	676	597
Amounts owed by associated undertakings	42	38
Other debtors	54	64
Prepayments and accrued income	247	287

	1,019	986

Amounts due after more than one year included above are not significant.

24  Cash

(a)  Reconciliation of net cash flow to movement in net debt

	Year ended March 31

	2004	2003	2002

	(£ millions)

(Decrease)/increase in cash during the year	(158)	158	(4)
Net cash outflow from decrease in debt and lease financing	834	784	217
Cash outflow from liquid resources	198	289	301

Changes in net debt resulting from cash flows	874	1,231	514
New loans and finance leases taken out and hire purchase arrangements made	(97)	(221)	(512)
Assumed from subsidiary undertakings acquired during the year	---	---	(117)
Conversion of Convertible Capital Bonds 2005	---	---	1
Non cash refinancing	32	---	---
Exchange movements	182	135	43

Movement in net debt during the year	991	1,145	(71)
Net debt at April 1	(5,149)	(6,294)	(6,223)

Net debt at March 31	(4,158)	(5,149)	(6,294)

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (continued)

(b)   Analysis of net debt

	Balance at April 1	Cash flow	Other non-cash	Exchange	Balance at March 31

	(£ millions)

Year ended March 31, 2004
Cash	222	(158)	---	---	64
Short-term loans and deposits	1,430	198	---	(22)	1,606
Bank and other loans	(1,332)	258	(193)	42	(1,225)
Finance leases and hire purchase arrangements	(5,357)	576	128	162	(4,491)
Convertible Capital Bonds 2005	(112)	---	---	---	(112)

	(5,149)	874	(65)	182	(4,158)

Year ended March 31, 2003
Cash	64	158	---	---	222
Short-term loans and deposits	1,155	289	---	(14)	1,430
Bank and other loans	(1,545)	176	---	37	(1,332)
Finance leases and hire purchase arrangements	(5,856)	608	(221)	112	(5,357)
Convertible Capital Bonds 2005	(112)	---	---	---	(112)

	(6,294)	1,231	(221)	135	(5,149)

Year ended March 31, 2002
Cash	71	(7)	---	---	64
Overdrafts	(3)	3	---	---	---

	68	(4)	---	---	64
Short-term loans and deposits	865	301	---	(11)	1,155
Bank and other loans	(1,041)	(438)	(64)	(2)	(1,545)
Finance leases and hire purchase arrangements	(6,002)	655	(565)	56	(5,856)
Convertible Capital Bonds 2005	(113)	---	1	---	(112)

	(6,223)	514	(628)	43	(6,294)

25  Creditors: amounts falling due within one year

	March 31

	2004	2003

	(£ millions)
Loans, finance leases and hire purchase arrangements
Bank and other loans	102	57
Finance leases	119	124
Hire purchase arrangements	461	362

	682	543
Trade creditors	840	982
Unredeemed frequent flyer liabilities	120	117
Amounts owed to associated undertakings	32	27

Other creditors
Other creditors	291	299
Corporate taxation	6	19
Other taxation and social security	38	41

	335	359

Accruals and deferred income
Sales in advance of carriage
Accruals and deferred income	859	783
	128	93

	987	876

	2,996	2,904

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (continued)

26   Borrowings and other creditors: amounts falling due after more than one year

	March 31

	2004	2003

	(£ millions)
Loans, finance leases and hire purchase arrangements
Bank and other loans	1,123	1,275
Finance leases	1,978	2,430
Hire purchase arrangements	1,933	2,441

	5,034	6,146
Other creditors	14	23
Accruals and deferred income	326	272

	5,374	6,441

27 Loans, Finance Lease Obligations and Hire Purchase Arrangements

	March 31

	2004	2003	2004	2003

	(Currency millions)		(£ millions)

Loans
Bank
US Dollar	$374	$612	204	387
Sterling	£700	£604	700	604

			904	991

Euro-Sterling notes
Sterling	£318	£337	318	337

Other
Sterling	£3	£4	3	4

Finance leases
US Dollar	$1,190	$1,122	649	710
Sterling	£1,448	£1,844	1,448	1,844

			2,097	2,554

Hire purchase arrangements
Japanese Yen	¥181,738	¥189,427	954	1,010
US Dollar	$367	$527	200	333
Sterling	£1,240	£1,460	1,240	1,460

			2,394	2,803

			5,716	6,689

Bank and other loans are repayable up to the year 2016.  In addition to finance leases and hire purchase arrangements, bank and other loans of the Group amounting to US$254 million (2003: US$602 million), and £526 million (2003: £362 million) are secured on aircraft.

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

27 Loans, Finance Lease Obligations and Hire Purchase Arrangements (Continued)

          Loans, the capital elements of finance lease obligations and hire purchase arrangements are repayable as follows:

	March 31

					2004	2003

	Bank loans	Other loans	Finance leases	Hire purchase arrangements	Total	Total

	(£ millions)

Within one year	102	---	119	461	682	543
Between one and two years	62	---	130	308	500	641
Between two and three years	84	---	138	310	532	573
Between three and four years	81	---	114	309	504	567
Between four and five years	62	74	94	281	511	533
Over five years	513	247	1,502	725	2,987	3,832

	904	321	2,097	2,394	5,716	6,689

Of which:

	March 31

	2004	2003

	(£ millions)
Bank loans
Repayable wholly within five years	391	438
Repayable in whole or in part after five years	513	553
Other loans, finance lease obligations and hire purchase arrangements
Repayable wholly within five years	2,338	2,419
Repayable in whole or in part after five years	2,474	3,279

	5,716	6,689

Future minimum lease payments under finance lease obligations and hire purchase arrangements as at March 31, 2004 together with the present value of the net minimum lease and hire purchase payments were:

(£ millions)

Within one year	655
Between one and two years	653
Between two and three years	603
Between three and four years	546
Between four and five years	484
Over five years	2,696

Total net minimum lease and hire purchase payments	5,637
Less: amount representing interest	1,146

Present value of net minimum lease and hire purchase payments	4,491

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

28  Analysis of Changes in Borrowings During the Year

	Year ended March 31, 2004			Year ended March 31, 2003			Year ended March 31, 2002

	Bank and other loans	Finance leases and hire purchase arrangements	Total	Bank and other loans	Finance leases and hire purchase arrangements	Total	Bank and other loans	Finance leases and hire purchase arrangements	Total

	(£ millions)			(£ millions)			(£ millions)
Balance at April 1	1,332	5,357	6,689	1,545	5,856	7,401	1,041	6,002	7,043
New loans raised	81	---	81	13	---	13	495	---	495
Assumed from subsidiary undertakings acquired during in the year.	---	---	---	---	---	---	64	53	117
Non cash refinancing	193	(225)	(32)	---	---	---	---	---	---

Loans, finance leases and hire purchase arrangements undertaken to finance acquisition of aircraft and other assets	---	97	97	---	221	221	---	512	512
Repayment of amounts
Borrowed	(339)	(576)	(915)	(189)	(608)	(797)	(57)	(655)	(712)

Exchange movements	(42)	(162)	(204)	(37)	(112)	(149)	2	(56)	(54)

Balance at March 31	1,225	4,491	5,716	1,332	5,357	6,689	1,545	5,856	7,401

29   Provision for deferred taxation

     Deferred taxation  has been provided at 30% (2003: 30%).

	March 31

	2004	2003	2002

	(£ millions)
Accelerated capital allowances less unrelieved losses	1,251	1,259	1,290
Other timing differences	28	18	(16)
Tax losses carried forward	(142)	(215)	(243)

	1,137	1,062	1,031

	March 31

	2004	2003

	(£ millions)
Movement in provision:
Balance at April 1	1,062	1,031
Deferred tax charge in profit and loss (note 11)	75	31

Balance at March 31	1,137	1,062

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

30   Provisions for liabilities and charges

	Balance at April 1	Transfers from profit and loss account	Provisions utilized	Balance at March 31

	(£ millions)

Year ended March 31, 2004
Pensions and similar obligations	17	---	---	17
Post-retirement medical benefits	33	3	---	36
Restructuring	30	5	(30)	5
Onerous lease contracts	27	11	(11)	27

	107	19	(41)	85

Year ended March 31, 2003
Pensions and similar obligations	12	5	---	17
Postretirement medical benefits	31	2	---	33
Restructuring	83	---	(53)	30
Onerous lease contracts	---	27	---	27

	126	34	(53)	107

The restructuring provision at March 31, 2004 covers pension augmentation costs relating to individuals who left the Group in February and March 2004 under the Future Size and Shape program, and committed early retirement and voluntary severance costs to be paid during the next financial year.

The onerous lease provision relates to the sub-lease of 12 Jetstream 41 aircraft to Eastern Airways and the grounding of the ATP fleet, which included the sub-lease of 3 aircraft to Loganair. This provision will be fully utilized by October 2009.

31 Employee Share Schemes

     British Airways has adopted a number of employee share schemes in the United Kingdom.  These include the British Airways Sharesave Scheme 1996, Executive Share Option Scheme 1987, Share Option Plan 1999 and the British Airways Long Term Incentive Plan 1996.  British Airways has also adopted an Employee Share Purchase Plan for its non-executive US employees and an Executive Share Option Plan for its executive US employees.

British Airways Sharesave Scheme 1996

     All full-time Executive Directors and all employees (full-time or part-time) who have worked for the Company or a participating company for a qualifying period as determined by the Directors (but not to exceed five years) and any other employees nominated by the Directors are eligible to participate in the Savings-Related Scheme.

     Employees granted an option under the Sharesave Scheme must enter into a savings contract with a designated savings carrier under which they make monthly savings for a period of three years or, if the Directors determine, any other period permitted under the relevant legislation.  The monthly savings must not exceed the limit imposed by the relevant legislation (currently £250 per month). A bonus equivalent to three times the monthly savings will be payable after three years.  An option is granted to the employee which is normally exercisable within six months after the bonus is payable under the savings contract using the amount saved plus the bonus.

     Options will be granted at an options price which is not less than 80% of the average of the market value of the shares for the three days following the 14th day after invitations are sent out (or some other date agreed with the Inland Revenue) and, where shares are to be subscribed at their nominal value (if greater).  Market value means on any day the average of the middle market quotation derived from the Daily Official List of the Financial Services Authority over the three preceding business days.

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

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

British Airways Executive Share Option Scheme 1987

     The British Airways Executive Share Option Scheme 1987 was introduced at the flotation of the Company in 1987 and was operated each summer (except in 1991 when the Share Appreciation Rights Plan 1991 was operated instead) as the long-term incentive plan for executives. The scheme ceased to operate in 1995.  A summary of the principle features of the scheme is set out below.

     A selected group of key full-time executives were eligible.  The maximum allocation per executive was four times relevant emoluments for the current or preceding year of assessment (which ever of those years gives the greater amount).

     Options were granted at an option price which is not less than the greater of the market value of the shares and the nominal value thereof.  Market value means on any day the average of the middle market quotation derived from the Daily Official List of the UK Financial Services Authority for the three preceding business days.  Grants were made within 42 days of the preliminary announcement of the Company’s final results and/or the preliminary announcement of the company’s half-yearly results in respect of any financial period.

     Options are exercisable between the third and tenth anniversary of the date of grant, conditional on the executive remaining in employment.

British Airways Share Option Plan 1999

     The British Airways Share Option Plan 1999 was approved at the Annual General Meeting on July 31, 1999 and has operated each year since August 1999 as the incentive plan for executives.

     The plan is intended to operate mainly for mainly senior managers.  An individual’s participation is limited so that the aggregate exercise price of options granted will not exceed  the individual’s basic salary in any one year.

     Options are granted at an option price which is not less than the market value of the shares on the date of grant and, where the shares are to be subscribed, at their nominal value (if greater). Market value means any day the average of the middle market quotation derived from the Daily Official List of the Financial Services Authority   for the three proceeding business days.

     Grants are made within 42 days of the preliminary announcement of the Company’s final results and/or the preliminary announcement of the Company’s half-yearly results in respect  of any financial period.

     Options are exercisable between the third and tenth anniversary date of the grant, subject to a performance condition.

     The performance condition used in the year under review and preceding years required the Remuneration Committee to be satisfied that there has been an increase in the earnings per share (“EPS”) of the Company which is at least four per cent per annum more than the increase in the retail price index during any period of three consecutive financial years within the life of the grant. EPS is calculated as set out in the Statement of Investment Practice No. 1 of the Institute of Investment Management and Research as this is a recognized method in the market. In addition, the Remuneration Committee has imposed a threshold of 17.3 pence as the minimum base year EPS before any such increase could qualify towards meeting the performance condition. The threshold was altered from 20.8 pence in the financial year 2002/03 to reflect the adoption  of FRS 19 ‘Deferred Tax’. In relation to grants to be awarded under the plan during 2004/05, the Remuneration Committee has determined that the performance condition  and the EPS threshold should remain unchanged. If the performance condition is not satisfied over the initial three year period, there will be a single retest after a further year which will measure performance of the company over the four year period commencing with the year in which the grant was made.

     The scheme also provides for early exercise under certain circumstances where a executive leaves BA prior to the vesting date.

British Airways Long Term Incentive Plan 1996

     The British Airways Long Term Incentive Plan 1996 (‘LTIP’) was approved at the annual general meeting on July 16, 1996.

     Grants were made in 1996, 1997 and 1998.  As a result of the introduction of the British Airways Share Option Plan 1999, grants made in 1999 and subsequent years  are restricted to executive directors and the most senior group of executives.

     The current performance criteria  were adopted at the annual general meeting on July 13, 1999. The Plan permits the Remuneration Committee to make awards  of options over shares up to a maximum of 75 per cent of basic salary to senior executives conditional upon the Company’s achievement of a stretching performance condition, which requires the Company’s ranking by total shareholder return (“TSR”) to be placed at the median percentile or above relative to the companies in the FTSE100 index before any options are granted and which produces the maximum option grant only if the company attains the 90th percentile or above. In relation to awards made in recent years, achievement against the performance condition will be tested in relation to the whole award on the third anniversary of the start of the financial year in which the award was made. If granted, all options are immediately exercisable for seven years. No payment is due upon exercise of options. All awards are subject to the Remuneration Committee being satisfied that the company’s overall financial performance justifies the grant of the option. The Remuneration Committee selected the performance condition because it is challenging, aligned to shareholders’ interests and ensures awards only give benefit to executives if they outperform their peers. Performance against the condition is assessed using data on the TSR performance of the Company and the FTSE100 index as supplied by Towers Perrin.

     The following information is presented in compliance with the requirements of Financial Accounting Standards Board (“FASB”) Statement No. 123 ‘Accounting for Stock-based Compensation’ (“SFAS 123”).

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS  (Continued)

31  Employee Share Schemes (continued)

      Share option transactions for all the schemes are summarized as follows:

	Year ended March 31

	2004		2003		2002

	Number of shares	Weighted- average exercise price	Number of shares	Weighted- average exercise price	Number of shares	Weighted- average exercise price

		(£)		(£)		(£)

Outstanding - April 1	48,625,068	2.69	43,311,940	2.99	52,778,386	3.20
Granted	14,617,721	1.57	12,484,381	1.81	7,276,843	3.21
Exercised (1)	(225,855)	1.92	(3,323)	2.38	(144,317)	2.75
Cancelled in year	(20,743,253)	2.49	(7,167,930)	2.99	(16,598,972)	3.76

Outstanding - March 31	42,273,681	2.41	48,625,068	2.69	43,311,940	2.99

Exercisable - March 31	9,845,591	3.86	5,973,694	3.92	2,088,976	3.77

Available for grant - March 31	120,153,101		112,761,547		2,086,575

(1) Part of the exercise of shares during the year ending March 31, 2004 was met through shares previously held by British Airways Plc Employees Benefits Trustees (Jersey) Limited.

     Options outstanding at March 31, 2004 can be exercised between 2004 and 2013.
     The weighted-average fair value of options granted in the year ended March 31, 2004 was £0.51 and was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield 6%, expected volatility of 57.5%, risk-free interest of 4.5% and expected life of seven years
     The weighted-average fair value of options granted in the year ended March 31, 2003 was £0.59 and was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield 6%, expected volatility of 57.7%, risk-free interest of 3.75% and expected life of seven years
     The weighted-average fair value of options granted in the year ended March 31, 2002 was £1.09 and was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield 6%, expected volatility of 59.6%, risk-free interest of 4% and expected life of seven years.

     Summarized information regarding options outstanding at March 31, 2004:

Options outstanding				Options exercisable

Range of exercise prices	Number outstanding	Weighted- average remaining contractual life	Weighted- average exercise price	Number exercisable	Weighted-average exercise price

1.57 - 2.51	26,457,777	1.71	1.68	103,500	2.38
2.52 - 3.22	6,073,813	3.04	3.21	-	-
3.23 - 3.93	5,097,352	3.71	3.79	5,097,352	3.79
3.94 - 4.65	4,644,739	4.10	3.97	4,644,739	3.97

1.57 - 4.65	42,273,681			9,845,591

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS  (Continued)

32  Pension and other post retirement benefits

British Airways operates two funded principal defined benefit pension schemes in the United Kingdom, the Airways Pension Scheme (APS) and the New Airways Pension Scheme (NAPS) both of which are closed to new members. APS has been closed to new members since March 31, 1984 and NAPS closed to new members on March 31, 2003. From April 1, 2003 British Airways commenced a new defined contribution scheme, the British Airways Retirement Plan (BARP), of which all new permanent employees over the age of 18 employed by the Company and certain subsidiary undertakings in the United Kingdom may become members. The assets of these schemes are held in separate trustee-administered funds.  Benefits provided under APS are based on final average pensionable pay and, for the majority of members, are subject to increases in payment in line with the Retail Price Index.  Those provided under NAPS are based on final average pensionable pay reduced by an amount (the “abatement”) not exceeding one and a half times the Government’s lower earnings limit.  NAPS benefits are subject to Retail Price Index increases in payment up to a maximum of 5 per cent in any one year.

Most employees engaged outside the United Kingdom are covered by appropriate local arrangements.

Standard employees’ contributions range from 5.75 per cent to 8.5 per cent of full pensionable pay in APS, and from 3.75 per cent to 6.5 per cent of full pensionable pay less the abatement in NAPS.

The latest actuarial valuations of APS and NAPS were made as at March 31, 2003 by an independent firm of qualified actuaries, Watson Wyatt LLP, using the attained age method for APS and the projected unit method for NAPS. At the date of the actuarial valuation the market values of the assets of APS and NAPS amounted to £5,421 million and £3,184 million respectively. The value of the assets represented 101% (APS) and 78% (NAPS) of the value of the benefits that had accrued to members after allowing for assumed increases in earnings. These valuations showed that an employers’ contribution equal to an average of 3.75 times the standard employees’ contributions from November 1, 2003 (nil prior to November 1, 2003) was appropriate for APS. For NAPS the corresponding regular employers’ contribution was 2.8 times the standard employees’ contributions from January 1, 2004 (3.0 times from April 1, 2003 to December 31, 2003 including a multiple of 0.5 to cover the deficit contributions) in addition to deficit contributions of £9.56 million per month increasing each April in line with inflation for a period of 10 years.

The pension costs for the Schemes are assessed in accordance with the advice of an independent qualified actuary. For these purposes valuations of the Schemes were carried out as at March 31, 2003 using the attained age method for APS and the projected unit method for NAPS. The principal assumptions adopted were that investments would return 3.1% per annum in real terms (ahead of price inflation assumed to be 2.5% per annum) for APS and 4.6% per annum in real terms for NAPS. Annual increases in earnings were assumed to remain level with price inflation for the five years following March 31, 2003 and thereafter increase at 1.5% ahead of price inflation. Limited Price Indexation increases awarded to pensions in payment are assumed on average to follow the rate of inflation. On this basis the regular cost is 24.71% of pensionable pay for APS and 13.31% of pensionable pay for NAPS. Any SSAP 24 surplus or deficit has been amortized over the remaining service lives of members of the Scheme and this leads to a variation in cost of (19.65)% of pensionable pay for APS and 9.46% of pensionable pay for NAPS.

The total pension costs (calculated as set out above for APS and NAPS), including pension augmentation payments, charged in the accounts were:

	Year ended March 31

	2004	2003	2002

	(£ millions)

Airways Pension Scheme	9	5	---
New Airways Pension Scheme	183	127	127
Other pension schemes and provident funds - mainly outside the United Kingdom	36	29	20

	228	161	147

Employer contributions in respect of overseas employees have been determined in accordance with best local practice.

The main reason for the increase in the pension cost in respect of NAPS over the year is the significant fall in equity values since the last formal actuarial valuation. There was no provision or prepayment as at March 31, 2003. As at March 31, 2004 there was a provision of £20 million.

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS  (Continued)

FRS 17 DISCLOSURES
The Group has continued to account for pensions in accordance with SSAP 24. The following additional disclosures are required in accordance with FRS 17 ‘Retirement benefits’:

	Year ended March

	2004			2003		2002

	APS and NAPS		Other Schemes	APS and NAPS	Other Schemes	APS and NAPS	Other Schemes
	(% p.a.)

Inflation	2.5		3.0 - 4.0	2.3	2.5 -4.0	2.5	2.0-3.0
Rate of increase in salaries	2.5		1.5 - 6.0	3.8	1.5 -6.0	4.0	2.5-6.0
Rate of increase of pensions in payment	2.5	*	2.0 - 7.5	2.3	2.0 - 8.0	2.5	2.0-8.0
Rate of increase in deferred pension	2.5		3.0 - 5.5	2.3	2.5 - 5.5	2.5	2.5-5.5
Discount rate	5.6		2.0 - 9.0	5.7	2.0 -8.0	6.0	3.0-8.0

* Rate of increase in salaries is 2.5 per cent per annum for 4 years and 4.0 per cent per annum thereafter.

Market Values of the schemes’ assets were:

	Year ended March

	2004			2003			2002

	APS and NAPS	Other Schemes	Total	APS and NAPS	Other Schemes	Total	APS and NAPS	Other Schemes	Total

	(£ millions)
Equities	4,669	170	4,839	3,571	123	3,694	5,024	153	5,177
Bonds	4,456	64	4,520	4,472	67	4,539	3,854	77	3,931
Others	642	59	701	567	58	625	796	49	845

	9,767	293	10,060	8,610	248	8,858	9,674	279	9,953

Expected rate of return% per annum:

	Year ended March

	2004			2003			2002

	APS	NAPS	Other Schemes	APS	NAPS	Other Schemes	APS	NAPS	Other Schemes

	(% per annum)
Equities	8.4	8.4	6.0 - 9.5	8.5	8.5	6.0 - 9.5	8.2	8.2	6.3-9.0
Bonds	4.4	4.7	3.0 - 9.0	4.5	4.5	3.0 - 9.0	5.1	5.1	3.3-10.0
Others	5.9	5.6	3.0	6.4	6.1	2.6 - 5.0	6.1	6.4	1.5-5.0

	5.8	7.3	3.0 - 9.0	5.8	7.2	5.0 - 9.0	6.5	7.3	5.3-10.0

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS  (Continued)

32  Pension and other post retirement benefits (continued)

If the requirement of FRS 17 had been recognized in the financial statements, the defined benefit costs  would be as follows:

	Year ended March

	2004			2003

	APS and NAPS	Other Schemes	Total	APS and NAPS	Other Schemes	Total

	(£ millions)
Current service cost	162	11	173	148	5	153
Past service costs	15	0	15	12	1	13

Total charged to operating profit	177	11	188	160	6	166
Amounts charged to other finance income:
Interest on pension scheme liabilities	545	24	569	525	25	550
Expected return on assets in the pension scheme	(522)	(13)	(535)	(581)	(16)	(597)

Net charge/(income) to other finance income	23	11	34	(56)	9	(47)

Total profit and loss charge before deduction for tax	200	22	222	104	15	119

If the requirements of FRS 17 had been recognized in the Financial Statements, the group’s statement of total recognized gains and losses would have been:

	Year ended March

	2004			2003

	APS and NAPS	Other Schemes	Total	APS and NAPS	Other Schemes	Total

	(£ millions)
Differences between actual and expected returns on assets	(885)	(28)	(913)	1,421	43	1,464
Experience loss on liabilities	625	4	629	370	24	394
Loss on change of assumptions (financial and demographic)	310	7	317	114	46	160

Total loss/(gain) recognized in statement of total recognized gains and losses before adjustment for tax	50	(17)	33	1,905	113	2,018

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS  (Continued)

32  Pension and other post retirement benefits (continued)

The following amounts were measured in accordance with the requirements of FRS 17:

	Year ended March

	2004			2003

	APS and NAPS	Other Schemes	Total	APS and NAPS	Other Schemes	Total

	(£ million)
(Gain)/loss on scheme assets:
Amount (£ millions)	(885)	(28)	(913)	1,421	43	1,464
Percentage of scheme assets at year end	(9.1)%	(9.6)%	(9.1)%	16.5%	17.3%	16.5%

Experience loss on scheme liabilities:
Amount (£ millions)	625	4	629	370	24	394
Percentage of scheme liabilities at year end	5.7%	0.9%	5.5%	3.8%	5.4%	3.9%

Total actuarial loss/(gain) recognized in statement of total recognized gains and losses:
Amount (£ millions)	50	(17)	33	1,905	113	2,018
Percentage of scheme liabilities at year end	0.5%	(3.7)%	0.3%	19.7%	25.4%	19.9%

The following amounts were measured in accordance with the requirements of FRS 17.

	At March 31

	2004			2003			2002

	APS and NAPS	Other Schemes	Total	APS and NAPS	Other Schemes	Total	APS and NAPS	Other Schemes	Total

	(£ million)
Total market value of assets	9,767	293	10,060	8,610	248	8,858	9,674	279	9,953
Present value of liabilities	10,907	459	11,366	9,674	445	10,119	8,861	373	9,234

Deficit	(1,140	(166)	(1,306)	(1,064)	(197)	(1,261)	813	(94)	719
APS irrecoverable surplus	(385)		(385)	(418)		(418)	(1,207)		(1,207)

Pension liability
(before allowance for deferred tax)	(1,525)	(166)	(1,691)	(1,482)	(197)	(1,679)	(394)	(94)	(488)
Related deferred tax	458	50	508	445	59	504	118	28	146

Net pension liability	(1,067)	(116)	(1,183)	(1,037)	(138)	(1,175)	(276)	(66)	(342)

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS  (Continued)

32  Pension and other post retirement benefits (continued)

If the above amounts had been recognized in the financial statements, the group’s net assets and profit and loss reserve would be as follows :

	At March 31

	2004	2003	2002

	(£ millions)
Net assets excluding pension liability	2,428	2,274	2,207
Pension liability, net of related deferred tax, and SSAP 24 provisions	(1,163)	(1,175)	(342)

Net assets including pension liability	1,265	1,099	1,865

Profit and loss reserve excluding pension liability	897	729	687
Pension liability	(1,163)	(1,175)	(342)

Profit and loss reserve	(266)	(446)	345

The amounts above have been calculated after taking account of pensions prepayments and provisions for pension and other post-retirement benefits, net of related deferred tax.

Analysis of the movement in deficit in the schemes during the year :

	At March 31

	2004			2003
	APS and NAPS	Other Schemes	Total	APS and NAPS	Other Schemes	Total

	(£ millions)
(Deficit)/surplus before irrecoverable surplus and impact of deferred tax at April 1	(1,064)	(197)	(1,261)	813	(94)	719
Contributions paid	174	36	210	132	25	157
Current service cost	(162)	(11)	(173)	(148)	(5)	(153)
Past service cost	(15)	0	(15)	(12)	(1)	(13)
Other finance (charge)/income	(23)	(11)	(34)	56	(9)	47
Actuarial (loss)/gain	(50)	17	(33)	(1,905)	(113)	(2,018)

Deficit before irrecoverable surplus and impact of deferred tax at March 31	(1,140)	(166)	(1,306)	(1,064)	(197)	(1,261)

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS  (Continued)

33   Interest rate risk profile of financial liabilities

          Analysis by type of borrowing:

					2004	2003

	Fixed rate borrowings			Floating rate borrowings	Total	Total

	Weighted average years	Weighted average rate (%)	(£ millions)

Sterling	11.0	7.03	1,373	2,448	3,821	4,361
US Dollar	11.7	5.50	417	636	1,053	1,430
Japanese Yen	4.6	1.41	954	---	954	1,010

Total 2004	8.9	4.84	2,744	3,084	5,828

Total 2003	10.0	4.93	2,963	3,838		6,801

The borrowings are stated after taking into account the various interest rate swaps entered into by the Group.  Floating rates of interest are based on LIBOR (London Interbank Offered Rate).  Fixed rate borrowings include £112 million (2003: £112 million) relating to the Convertible Capital Bonds 2005.

The terms of the 9.75 per cent Convertible Capital Bonds allow the holders to convert into British Airways Plc ordinary shares during the period June 1993 to June 2005 on the  basis of one ordinary share for every 2.34 (adjusted for the effect of the 1993 rights issue) Bonds held.  On  June 16, 2003, 11,000 ordinary shares were issued in exchange  for 26,000 Bonds (June 17, 2002, 24,000 ordinary shares were issued in exchange for 57,000 Bonds).  The terms also provide that on maturity in 2005, the company may require remaining bondholders to convert their Bonds into ordinary shares of the Company which would be sold on their behalf. If the proceeds of such a sale are less than the issue price of the Bonds, the Company has to fund any deficit from its own resources.  Full conversion of the remaining Bonds would require the issue of  48,039,000 ordinary shares.

The mid market closing prices of the Bonds and the ordinary shares at March 31, 2004 as quoted in the London Stock Exchange Daily Official List were 137.5p and 276.5p each respectively.

Excluded from the above table are long term creditors and provisions for liabilities and charges amounting to £425 million (2003: £402 million) on which no interest is payable.

34	Interest Rate Arrangements

To reduce interest rate risk, the group has entered into single currency interest rate swap arrangements so as to change the interest payable elements of certain loans  and lease obligations from variable to fixed rates and, accordingly, accounts for such swaps as hedges.

Outstanding single currency interest rate swap arrangements are summarized as follows:

			Interest Rates

	Notional principal balance	Termination dates	Fixed payable	Variable receivable

	(currency millions)
At March 31, 2004
US Dollar	$240	2008	2.95%-3.57%	1.12%-1.16%
Sterling	£58	2006	5.27%-5.36%	4.02%

At March 31, 2003
US Dollar	$252	2003-2008	2.95%-8.9%	1.3%-1.9%

35	Non-equity minority interest

The non-equity minority interest represents €300 million of 6.75 per cent fixed coupon Euro perpetual preferred securities issued by British Airways Finance (Jersey) L.P. in  which the general partner is British Airways Holdings Limited, a wholly owned subsidiary of British Airways Plc. The holders of these securities have no rights against  Group undertakings other than the issuing entity and, to the extent prescribed by the subordinated guarantee, the company. The effect of the securities on British Airways Group as a whole, taking into account the subordinate guarantee and other surrounding arrangements, is that the obligations to transfer economic benefits  in connection with the securities do not go beyond those that would normally attach to preference shares issued by a UK company.

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS  (Continued)

36 Interest rate risk profile of financial assets

The interest rate profile of the financial assets of the group as at March 31, is as follows:

	At March 31

	2004	2003

	(£ millions)

Sterling	1,334	1,291
US Dollar	105	145
Japanese Yen	207	182
Other	24	34

	1,670	1,652

Floating rate financial assets above comprise cash and cash deposits on money market deposit at call and at short term rates for periods typically with maturity of less than 6 months.

In addition, the Group has fixed asset investments (excluding associates and investments in own shares) amounting to £30 million (2003: £32 million).

37    Currency exposures

Net assets/(liabilities) at March 31

Functional Currency	Net foreign currency assets/(liabilities)

	US Dollar	Euro	Japanese Yen	Other	Total

	(£ millions)
March 31, 2004
Sterling	96	49	(751)	192	(414)

	96	49	(751)	192	(414)

March 31, 2003
Sterling	167	46	(847)	137	(497)
Euro	(28)	---	---	---	(28)

	139	46	(847)	137	(525)

The table above shows the monetary assets and liabilities of the Group that are not denominated in the functional (or ‘operating’) currency of the operating unit involved other  than certain non-Sterling borrowings treated as hedges of aircraft accounted for as foreign currency assets, and of net investments in overseas subsidiaries.  Amounts also take into account the effect of derivatives entered into to manage these currency exposures.

38    Forward Transactions

The group had outstanding forward transactions to hedge foreign currencies and fuel purchases as follows:

	At March 31		At March 31

	2004	2003	2004	2003

	(Currency millions)		(£ millions)

Maturing within one year
to hedge future currency revenues against US Dollars	$80	$29	---	---
to hedge future currency revenues against Sterling	---	---	£35	£91
to hedge future operating payments against US Dollars	$2	$2	---	---
to hedge future fuel costs in US Dollars	$665	$655	£363	£414
to hedge future operating payments against Sterling	---	---	---	£13
to hedge debt	¥27,238	---	£140	---

39 Borrowing facilities

At March 31, 2004 British Airways had undrawn committed aircraft financing facilities of $421 million (expires December, 2004 and May, 2006), a further $340 million general facility (expires November 19, 2013) and committed short term unsecured revolving credit facilities of $100 million (expiring April, 2004) together with unused overdraft facilities of £21 million. An undrawn uncommitted money market line of £25 million was held as at March 31, 2004.

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS  (Continued)

40 Fair values of financial instruments

a	Primary financial instruments held or issued to finance the Group’s operations

		At March 31

		2004		2003

		Carrying amount	Fair value	Carrying amount	Fair value

		(£ millions)

	Cash at bank and in hand and overdrafts	64	64	222	222
	Short-term loans and deposits	1,606	1,606	1,430	1,430
	Fixed asset investments (excluding associates and investments in own shares)	30	34	32	35
	Bank and other borrowings	(907)	(967)	(995)	(1,027)
	Finance leases	(2,097)	(2,106)	(2,554)	(2,643)
	Hire purchase arrangements	(2,394)	(2,399)	(2,803)	(2,818)
	Euro-Sterling notes	(71)	(79)	(90)	(81)
	Convertible Capital Bonds 2005	(112)	(155)	(112)	(111)
	Euro-Sterling Bond 2016	(247)	(248)	(247)	(179)

b	Derivative financial instruments held to manage the interest rate and currency profile

				At March 31

				2004	2003

				Fair Value

				(£ millions)

	Interest rate swaps			(5)	(5)
	Forward currency transactions			(1)	(9)
	Fuel derivatives			29	18

No carrying amounts are shown as all items are held off balance sheet.  Included within forward currency transactions are derivative financial instruments held to hedge the currency exposure on expected future sales.

The following methods and assumptions were used by the Group in estimating its fair value disclosures for financial instruments:

Fixed asset investments

- listed fixed asset investments are stated at market value as at March 31, 2004. All other fixed asset investments ate stated at carrying value less any provisions for permanent diminution in value.
Bank and other loans, finance leases, hire purchase arrangements and the non Japanese Yen denominated portions of hire purchase arrangements carrying fixed rates of interest

- the repayments which the Group is committed to make have been discounted at the relevant interest rates applicable at March 31, 2004.  Japanese Yen denominated portions of hire purchase arrangements carrying fixed rates of interest

- these amounts relate to the tax equity portions of Japanese leveraged leases which are personal to the Group, cannot be assigned and could not be refinanced or replaced in the same cross border market on a marked to market basis and accordingly, a fair value cannot be determined.  The carrying value of £954 million has therefore been included as the fair value above.
Euro Sterling notes, Convertible Capital Bonds 2005 and Euro-Sterling Bond 2016

- quoted market value. Off balance sheet interest rate swaps
- discounted cash flow analysis, to determine the estimated amount the Group would receive or pay to terminate the agreements.
Off balance sheet forward currency transactions
- difference between marked-to-market value and forward rate. Off balance sheet over the counter (OTC) fuel derivatives
- the marked to market value of the instruments.
The fair value of all other assets and liabilities is deemed to be equal to their carrying value unless stated otherwise in the relevant note to the accounts.

c	Hedges

The instruments used to hedge future exposures are interest rate swaps, forward currency contracts and fuel derivatives.

At March 31, 2004 there were unrecognized gains of £33 million and unrecognized losses of £10 million relating to hedges of future exposure. All of the unrecognized gains are expected to occur within one year, and of the unrecognized losses £7 million are expected to occur within one year and £3 million after one year.

At March 31, 2003 there were unrecognized gains of £18 million and unrecognized losses of £14 million relating to hedges of future exposure. All of the unrecognized gains related to the period to March 31, 2004 and of the unrecognized losses £9 million related to the period to March 31, 2004 and £5 million related to periods in excess of one year.

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS  (Continued)

41  Contingencies

There were contingent liabilities at March 31, 2004 in respect of guarantees and indemnities entered into as part of, and claims arising from, the ordinary course of business,  upon which no material losses are likely to arise.

The Group has guaranteed certain borrowings, liabilities and commitments which at March 31, 2004 amounted to £383 million (2003: £300 million) and £633 million (2003: £611 million) respectively. Included above are the values of guarantees the Group continues to provide under operating leases held by dba at June 30, 2003 which have not expired. The remaining leases under which the guarantees are provided are due to expire by the end of June 2004.

42 Related Party Transactions

The Group has had transactions during the year under review with related parties as defined in FRS 8, ‘Related Party Disclosures’.

As is common practice in the airline industry, British Airways, Qantas, Iberia and Comair from time to time carry each other’s passengers traveling on the other airlines’ tickets.  The settlement between related carriers is actioned through the IATA Clearing House, of which the airlines below are members.

QANTAS AIRWAYS LIMITED

The Group has an 18.25 per cent equity investment in Qantas Airways Limited, and has a ‘Joint Services Agreement’ with the airline which started in November 1995.  The agreement  allows the two airlines to co-operate in developing schedules and fares and to share revenues and costs on the core ‘Kangaroo’ routes between Europe and Australia.

As at March 31, 2004, the net trading balance due to British Airways from Qantas (including amounts related to the Joint Services Agreement and via the IATA  clearing house) amounted to £4 million (2003: £1 million due from British Airways).

IBERIA, LINEAS AÉREAS DE ESPAÑA, S.A. (‘IBERIA’)
The Group has a 9 per cent investment in Iberia, which was completed in March 2000. Areas of opportunity for co-operation have been identified, and work continues to pursue and implement these.

As at March 31, 2004, the net trading balance owed by British Airways to Iberia amounted to £0.1 million (2003: £1 million).

COMAIR LIMITED
The Group has an 18.3 per cent investment in Comair and has a franchise agreement with the company that commenced in October 1996.

As at March 31, 2004, the net trading balance due to Comair amounted to £8 million (2003: £7 million)

OPODO LIMITED

The Group has a 19.05 per cent investment in Opodo.  The settlement between British Airways and Opodo is actioned through the Bank Settlement Plan of which both companies are members.  As at March 31, 2004 the net trading balance was nil (2003: nil).  The turnover during the year to March 31, 2004 was £16 million (2003: £15 million).

DIRECTORS’ AND OFFICERS’ LOANS AND TRANSACTIONS

No loans or credit transactions were outstanding with directors or officers of the company at the end of the year that need to be disclosed in accordance with the  requirements of Schedule 6 to the Companies Act 1985.

In addition to the above, the Group also has transactions with related parties which are conducted in the normal course of airline business.  These include the provision of airline and related services.

43  Companies Act 1985

These financial statements are not the Company’s statutory accounts within the meaning of Section 240 of the Companies Act 1985 of Great Britain.  Statutory accounts for each of the three years ended March 31, 2004, 2003 and 2002 have been prepared and the auditors have given unqualified audit reports thereon. Such accounts for   have been delivered to the Registrar of Companies for England  and Wales.

44  Foreign Currency Translation Rates

	Closing rates at March 31			Annual average rates for the year ended March 31

	2004	2003	2002	2004	2003	2002

US Dollar	1.83	1.58	1.42	1.68	1.54	1.43
Japanese Yen	191.00	188.00	189.00	191.00	188.00	179.00
Australian Dollar	2.41	2.62	2.67	2.46	2.76	2.82
Euro	1.50	1.45	1.63	1.44	1.57	1.63

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 45 - Differences between United Kingdom and United States Generally Accepted Accounting Principles

The Financial Statements are prepared in accordance with accounting principles generally accepted in the United Kingdom (‘UK GAAP’) which differ in certain respects from those generally accepted in the United States (‘US GAAP’). The significant differences are described below.

(a) Frequent flyer revenue

Under US GAAP, following the implementation of SAB 101 ‘Revenue Recognition in Financial Statements’, a proportion of frequent flyer revenue is deferred until the frequent  flyer airmiles are redeemed. The remaining portion of revenue is recognized upon sale as the related services have been provided.

(b)  Pensions

For the purposes of the reconciliations detailed later in the note, British Airways adopted the provisions of Statement No. 87, ‘Employers’ Accounting for Pensions’ (SFAS 87) as from April 1, 1989 in respect of  the Group’s principal pension plans, the Airways Pension Scheme (APS) and the New Airways Pension Scheme (NAPS).  The reconciliations have been presented in accordance with SFAS 132 “Employers’

Disclosures about Pensions and Other Post Retirement Benefits”. Under SFAS 87 the cost of providing pensions is attributed to periods of service in accordance with the benefit formulae underlying the pension plans. The resultant projected benefit obligation is matched against the current value of the underlying plan assets and unrecognized actuarial gains and losses in determining the pension cost or credit for the year. The net periodic pension cost for these plans for the year ended March 31, 2004 amounted to £180 million (2003: £120 million; 2002: £121 million) under UK GAAP compared with an estimated credit of £72 million (2003: credit £149 million; 2002: credit £125 million) under SFAS 87. The resultant decrease in operating costs of £252 million (2003: decrease of £269 million; 2002: decrease of £246 million), net of related deferred tax charge of £76 million (2003: charge of £81 million; 2002: charge of £74 million) would increase net income under US GAAP by £176 million (2003: increase of £188 million; 2002: increase of £172 million) and would be reflected in the consolidated balance sheet as an increase in pension prepayments.

For NAPS, the accumulated benefit obligation exceeds the fair value of the related plan assets.  Where a pension plan has an unfunded accumulated benefit obligation, US GAAP requires such amount to be recognized as a liability in the balance sheet.  The adjustment resulting from the recognition of any such minimum liability is reported as an intangible asset to the extent of unrecognized prior service cost with the remaining amount reported in comprehensive income.

(c)  Goodwill

Up to March 31, 1998, under UK GAAP, the Group set off goodwill arising on acquisitions directly against retained earnings. Goodwill arising on acquisitions since April 1, 1998 is capitalized and amortized over its useful economic life.  Under US GAAP, the group adopted SFAS 142 ‘Goodwill and Intangible Assets’ effective from April 1, 2002.  In accordance with SFAS 142, goodwill and other intangible assets with indefinite lives are capitalized and not amortized, but tested for impairment on an annual basis or on an interim basis when a triggering event occurs.

Under UK GAAP prior to March 31, 1998, any goodwill arising on the acquisition of an investment in associated undertakings was set off directly against retained earnings. From April 1, 1998, goodwill is capitalized and amortized over its useful economic life. Under US GAAP, goodwill and other intangible assets with indefinite lives arising on the acquisition of an equity stake are capitalized and not amortized but tested for impairment in accordance with the requirements of APB 18 ‘The Equity Method of Accounting for Investments in Common Stock’.

Under US GAAP, prior to April 1, 2002, goodwill was capitalized and amortized over its estimated useful life up to a maximum of 40 years. Intangible assets with finite lives continue to be capitalized and amortized over their useful economic lives.  The Group’s landing rights have definite useful lives and will continue to be amortized over their useful economic lives not exceeding 20 years.

SFAS 142 requires a two-step process in evaluating goodwill for impairment.  The first step requires the comparison of the fair value of each reporting unit to its carrying value. If the fair value of a reporting unit exceeds its carrying value, then no further testing is required.  If the carrying value of a reporting unit exceeds its fair value, however, a second step is required to determine the amount of the impairment charge, if any.   An impairment charge is recognized if the carrying value of a reporting unit exceeds its implied fair value.

As at March 31, 2003, the Group completed an annual impairment test, as required by SFAS 142 using the two-step process.

Using the British Airways Group as the reporting unit, various valuation methods were evaluated before concluding that market capitalization was the primary method of  determining fair value for the purposes of SFAS 142.  As a result, the Group recognized a goodwill impairment charge of £399 million representing the entire balance of the Group’s goodwill as recognized under US GAAP.

Amortization of goodwill arising on the acquisition of subsidiary undertakings and on the acquisition of an equity stake in associated undertakings charged under UK GAAP is reversed for US GAAP. The adjustment to profit for the year in respect of the amortization of goodwill comprises £6 million (2003: £6 million; 2002: (11) million) in respect of subsidiary undertakings and £1 million (2003: £1 million; 2002: £(2) million) in respect of investment in associated undertakings. A charge of £1 million (2003: £1 million; 2002: £1 million) has been recognized in repect of amortization of goodwill - set off against associated undertakings.

The different treatment of goodwill under UK GAAP and US GAAP will also affect the calculation of the profit on disposal recognized when an interest in a subsidiary undertaking  or associated undertaking is sold.

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 45 - Differences between United Kingdom and United States Generally Accepted Accounting Principles (continued)

(e)  Capitalized operating leases

Under UK GAAP, certain aircraft leases have been capitalized with the related liabilities included in finance lease obligations and the resulting assets are being depreciated over the remaining term of the lease.  Previously, under US GAAP, such leases would have been classified as operating leases and neither the capital element nor the associated liability would have been brought onto the balance sheet. As a result of the application of FIN 46, effective from March 2004, these leases are classified as finance leases under US GAAP with both the liability and asset brought onto the balance sheet.

(f)  Property and fleet valuation

Under US GAAP, tangible assets must be stated at cost less accumulated depreciation in the financial statements. The valuation of properties at March 31, 1995 incorporated by British Airways in its Financial Statements would not, therefore, have been included in Financial Statements prepared in accordance with US GAAP and the subsequent charges for depreciation would have been correspondingly lower.  When such assets are sold any revaluation surplus thus realized would be reflected in income under US GAAP.

g)  Associated Undertakings

The Group has investments in associated undertakings which are accounted for using the equity method under both UK GAAP and US GAAP.  Applicable US accounting principles have been applied to the Group’s share of associated undertakings’ results. The net effect of these adjustments were £3 million (2003:£(12) million; 2002: £(13) million) and the tax effect was £(1) million (2003: £4 million; 2002: £4 million).

UK GAAP requires the operating profit or loss, exceptional items and interest expense and tax of associated undertakings to be shown separately from those of the Group. For US GAAP, the after-tax profits or losses should be included in the income statement as a single line item.  The reclassification has no overall effect on net income for the year or on net assets.

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

On adoption of SFAS 133 in the year to March 31, 2001, the Group recorded a cumulative effect on accounting change amounting to £4 million, net of income taxes, in other comprehensive income, being the net effect of a £10 million increase in respect of the fair values of forward currency transactions and fuel derivatives offset by £6 million decrease in respect of the fair values of interest rate swaps.

During the year to March 31, 2004, the Group recognized a net gain of £19 million (2003: net loss of £38 million; 2002: net gain of £41 million) in the income statement as a result of changes in the fair value of derivatives, comprising unrealized gain of £11 million (2003: unrealized losses £25 million; 2002: unrealized gain of £43 million) on fuel derivatives, unrealized gains of £8 million (2003: unrealized losses of £10 million; 2002: £nil) on forward exchange contracts and £nil million (2003: unrealized loss £3 million; 2002: unrealized loss £2 million) on interest rate swaps.

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

Effective from March 14, 2004, under US GAAP, the group applied in full the provisions of FIN 46 - Consolidation of Variable Interest Entities. The group assessed its variable interests to identify where it is a primary beneficiary in a variable interest entity requiring consolidation in the group results. As a result of this assessment, The London Eye Company Limited, which was previously accounted for as an associated undertaking, has been consolidated and hence no UK/US GAAP difference remains.

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 45 - Differences between United Kingdom and United States Generally Accepted Accounting Principles (continued)

(k) Trade investments

Under UK GAAP, trade investments are stated at cost less provision for permanent diminution in value.  Under US GAAP, trade investments classified as available for sale are stated at market  value and the unrealized gains/losses are accounted for in shareholders’ equity as a component of other comprehensive income.

(l) Investment in own shares

Under UK GAAP, Company shares held for the purposes of employee share ownership plans (‘‘ESOP’’) to meet future requirements of employee share schemes including the Long Term Incentive Plan are recorded in the balance sheet as fixed assets investments.  Under US GAAP such shares are recorded in the balance sheet as a reduction to shareholders’ equity.

(m)  Deferred Tax

British Airways provides for deferred tax in accordance with FRS 19 on all timing differences with the exception of gains on revaluations of fixed assets or where potentially taxable gains have been rolled over where there is no commitment to dispose of the relevant asset.  Deferred tax assets are recognized where it is considered to be more likely than not that there will be suitable taxable profits from which to offset the timing differences.

Under US GAAP, deferred tax is generally provided on a full liability basis on all temporary differences between the accounting and tax bases of the Group’s assets and liabilities. Deferred tax totaling £121 million (2003: £107 million; 2002: £65 million) was provided at a rate of 30% on the US GAAP adjustments.

(n) Asset acquisition

During the year ended March 31, 2004, the Group acquired four aircraft previously being financed under finance lease arrangements. In effect, the lending bank transferred the aircraft; related borrowings and the tax bases of the aircraft to the Company. Under UK GAAP, consideration received for assuming the tax position of the lessor, together with the other differences in the net assets arising from this transaction, of £29 million is being recognized over the remaining life of the mortgage loans undertaken to finance the acquisition.

Under US GAAP, the transaction is treated as a purchase of financed leased assets.  The difference between the amount of the new mortgage loans and the carrying amount of the lease obligation at the date of the transaction of £29 million is recorded as an adjustment to the carrying amount of the asset. In addition, deferred taxes of £44 million are recognized for the differences between the adjusted carrying amount and the tax basis of the acquired aircraft with a corresponding adjustment to the carrying value of the aircraft.  The net effect of the depreciation and finance cost adjustments in income for the year ended March 31, 2004 is negligible.

(o)  Impairment

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

(p) Advertising Costs

Advertising costs are expensed when incurred as other operating expenses.  Advertising expense for 2004, 2003 and 2002 was £87 million, £40 million and £43 million respectively.

(q) Provisions for diminution in value of investments

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

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS  (Continued)

Note 45 - Differences between United Kingdom and United States Generally Accepted Accounting Principles  (Continued)

The following statements provide a reconciliation between earnings available for shareholders under UK GAAP and net income under US GAAP,  statements of comprehensive income and movements in other comprehensive income under US GAAP and a reconciliation between shareholders’ funds under UK GAAP and shareholders’ equity under US GAAP.

NET INCOME/(LOSS)

		Year ended March 31

	Notes	2004	2003	2002

		(£ million, except per Ordinary Share and ADS amounts)
			restated (1)	restated (1)

Profit/(loss) for the year as reported under UK GAAP		130	72	(142)

Adjustments:
Other revenue
Deferred frequent flyer revenue	(a)	(34)	(32)	(22)
Depreciation and amortization
Goodwill in respect of subsidiary companies	(c)	6	6	(11)
Impairment of goodwill in respect of subsidiary undertakings	(c)	---	(399)
Goodwill in respect of associated companies	(c)	1	1	(2)
Fleet - exchange differences	(d)	(11)	3	10
Property - valuation uplift	(f)	4	4	4
Aircraft operating lease costs	(e)	(11)	(7)	(1)
Equity accounting of associated companies
Share of results of associated companies	(g)	3	(12)	(13)
Share of tax of associated companies	(g)	(1)	4	4
Pension costs	(b)	252	269	246
Exchange (losses)/gains
Arising on translation of aircraft related loans	(d)	173	149	(8)
Change in fair value of derivatives	(h)	19	(38)	37
Reclassification of cumulative effect of prior years on adoption of
SFAS 133 from other comprehensive income	(h)	---	---	4
Income on disposal of tangible fixed assets and investments
Arising on disposal of revalued property	(f)	4	(11)	15
Arising on sale and leaseback transactions	(i)	(20)	(20)	5
Profit on disposal of investments
Disposal of interests in associated companies.	(c)	---	3	2
Disposal of interests in subsidiary companies.	(c)	12	---	3
Deferred taxation
Effect of the above adjustments	(m)	(121)	(107)	(65)
Effect of differences in methodology	(m)	(10)	---	(189)

		266	(187)	19

Net income/(loss) as adjusted to accord with US GAAP		396	(115)	(123)

(1) Restated to reflect the adoption of FIN 46 - Consolidation of Variable Interest Entities

	Pence	Pence	Pence

		restated (1)	restated (1)

Net income/(loss) per ordinary share as so adjusted Basic	37.0	(10.7)	(11.4)

Net income/(loss) per American depositary share as so adjusted Basic	370.0	(107)	(114)

Net income/(loss) per ordinary share as so adjusted Diluted	36.1	(10.7)	(11.4)

Net income/(loss) per American depositary share as so adjusted Diluted	361	(107)	(114)

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS  (Continued)

Note 45 - Differences between United Kingdom and United States Generally Accepted Accounting Principles  (Continued)

The numerators and denominators used in computing basic and diluted net income per share are reconciled as follows:

	Year ended March 31

	2004	2003	2002

	(£ million)
		restated (1)	restated (1)
Net income/(loss) and numerator for basic earnings per share - income/(loss) available to common stockholders	396	(115)	(123)

Numerator for diluted earnings per share - income/ (loss) available to common stockholders after assumed conversions	8	----	----

	404	(115)	(123)

(1) Restated to reflect the adoption of FIN 46 - Consolidation of Variable Interest Entities

	Year ended March 31

	2004	2003	2002

	(Number of shares)
		restated (1)	restated (1)

Denominator for basic earnings per share - weighted average shares	1,070,077	1,073,054	1,076,042

Effect of dilutive securities:
Convertible Capital Bonds	48,040	---	1,924

Denominator for diluted earnings per share - adjusted weighted-average shares and assumed conversions	1,118,117	1,073,054	1,077,966

The outstanding share options have no dilutive effect for the years ended March 31, 2004, 2003 and 2002.
The Convertible Capital Bonds have a dilutive effect for the years ended March 31, 2004 and 2002.

(1) Restated to reflect the adoption of FIN 46 - Consolidation of Variable Interest Entities

COMPREHENSIVE INCOME

Comprehensive income/(loss) under US GAAP is as follows:

	Year ended March 31

	2004	2003	2002

	(£ million)
		restated (2)	restated (1)
Net income/(loss) as adjusted to accord with US GAAP	396	(115)	(123)
Foreign exchange adjustments	43	(14)	19
Unrealized gains/(losses) on listed marketable trade investments in current period	1	----	----
(including a deferred taxation charge of £1 million)	----	----	(2)
Cumulative effect on prior years on adoption of SFAS 133	----	----	4
Adjustment for gains included in prior year comprehensive income relating to trade investments disposed of in the current period	----	----	(16)
Reclassification of cumulative effect adjustment into income arising in the year	----	----	(4)
Additional minimum pension liability (net of tax of £130 million (2003: £135 million)	(303)	(315)	----

Comprehensive income/(loss) under US GAAP	137	(444)	(122)

(1) Restated to reflect the adoption of FIN 46 - Consolidation of Variable Interest Entities
(2) Restated to reflect the adoption of FIN 46 - Consolidation of Variable Interest Entities and to reflect the minimum pension liability and related intangible asset and deferred tax.

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS  (Continued)

Note 45 - Differences between United Kingdom and United States Generally Accepted Accounting Principles  (Continued)

                    Movements in the components of other comprehensive income are as follows:

	Additional minimum pension liability	Currency translation differences	Unrealized gains/(losses) on listed securities	Unrealized gain/(losses) on derivative financial instruments	Total

	(£ million)

At April 1, 2001	----	(167)	20	----	(147)
Cumulative effect on prior years on adoption of SFAS 133	----	----	----	4	4
Reclassification of cumulative effect adjustment into income arising in the year	----	----	----	(4)	(4)
Arising in the year	----	19	(18)	----	1

At March 31, 2002	----	(148)	2	----	(146)
Arising in the year	(315)	(14)	----	----	(329)

At March 31, 2003	(315)	(162)	2	----	(475)
Arising in the year	(303)	43	1	----	(259)

At March 31, 2004	(618)	(119)	3	----	(734)

SHAREHOLDERS’  EQUITY

		March 31

	Notes	2004	2003

		(£ million)

			restated (1)

Shareholders’ funds as reported in the consolidated balance sheets under UK GAAP		2,218	2,058

Adjustments:
Intangible assets
Goodwill set off in respect of subsidiary companies
Cost	(c)	(114)	40
Amortization	(c)	21	(139)
Other – cost	(b)	18	26
Tangible assets
Fleet
Cost
Exchange differences	(d)	282	7
Asset acquisition	(n)	15	---
Depreciation
Exchange differences	(d)	(85)	24
Property and equipment
Cost
Valuation uplift	(f)	(301)	(304)
Exchange differences	(d)	38	15
Depreciation
Valuation uplift	(f)	40	35
Associated companies
Net equity	(g)	(6)	(7)
Goodwill set off in respect of associated companies
Cost	(c)	54	56
Amortization	(c)	(13)	(14)
Trade Investments
Uplift to market value	(k)	4	2
Investment in own shares	(l)	(31)	(31)
Current assets
Fair value of financial derivatives	(h)	23	4
Pension costs prepayments	(b)	893	641

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS  (Continued)

Note 45 - Differences between United Kingdom and United States Generally Accepted Accounting Principles  (Continued)

Current liabilities
Accruals and deferred income
Gain on sale and leaseback transactions	(i)	(13)	(8)
Unredeemed frequent flyer liabilities	(a)	(239)	(205)
Long-term liabilities
Accruals and deferred income
Gain on sale and leaseback transactions	(i)	(55)	(29)
Asset acquisition	(n)	29	—
Pension liability	(b)	(901)	(476)
Provisions for liabilities and charges
Deferred tax
Effect of the above adjustments	(m)	(22)	(32)
Effect of differences in methodology	(m)	(81)	(26)

		(444)	(421)

Shareholders’ equity as adjusted to accord with US GAAP		1,774	1,637

__________

(1) Restated to reflect the adoption of FIN 46 - Consolidation of Variable Interest Entities and to reflect the minimum pension liability and related intangible asset and deferred tax.CONSOLIDATED STATEMENT OF CASH FLOWS

The Consolidated Statements of Cash Flows prepared in accordance with UK GAAP present substantially the same information as that required under US GAAP. These statements differ, however, with regard to classification of items within them and as regards the definition of cash under UK GAAP and cash and cash equivalents under US GAAP.

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

          The categories of cash flow activity under US GAAP can be summarized as follows:

	Year ended March 31

	2004	2003	2002

	(£ million)

Cash inflow from operating activities	906	962	583
Cash inflow/(outflow) on investing activities	(564)	300	114
Cash outflow from financing activities	(834)	(784)	(357)

Increase/(decrease) in cash and cash equivalents	(492)	478	340
Cash and cash equivalents at April 1	1,519	1,041	701

Cash and cash equivalents at March 31	1,027	1,519	1,041

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

British Airways did not consider there to be any significant concentration of credit risk at March 31, 2004.

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS  (Continued)

Note 45 - Differences between United Kingdom and United States Generally Accepted Accounting Principles  (Continued)

FINANCIAL INSTRUMENTS

Additional information required by US GAAP in respect of financial instruments.

(a)  Fair values of financial instruments

                    The carrying amounts and fair values of the material financial instruments of the Group are as follows:

	March 31

	2004		2003

	Carrying amount	Fair value	Carrying amount	Fair value

	(£ million)
Assets
Cash	64	64	222	222
Short-term loans and deposits	1,606	1,606	1,430	1,430
Listed securities	1	5	1	4
Unlisted securities	29	29	31	31
Liabilities
Bank and other loans	(907)	(967)	(995)	(1,027)
Euro-Sterling notes	(71)	(79)	(90)	(81)
Finance leases	(2,097)	(2,106)	(2,554)	(2,643)
Hire purchase arrangements	(2,394)	(2,399)	(2,803)	(2,818)
Convertible Capital Bonds 2005	(112)	(155)	(112)	(111)
Euro Sterling Bond 2016	(247)	(248)	(247)	(179)
Off-balance sheet instruments
Interest rate swaps	---	(5)	---	(5)
Forward currency transactions	---	(1)	---	(9)
Fuel derivatives	---	29	---	18

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
Japanese Yen denominated portions of hire purchase arrangements carrying fixed rates of interest:

- these amounts relate to the tax equity portions of Japanese leveraged leases which are specific to the Group, cannot be assigned and could not be refinanced or replaced in the same cross-border market on a marked-to-market basis and accordingly, a fair value cannot be determined. The carrying value of £954 million has therefore been included as the fair value above.

Euro-Sterling notes, Convertible Capital Bonds 2005 and Euro Sterling Bond 2016.
- quoted market value.

Off-balance sheet instruments:
Interest rate swaps:

- discounted cash flow analyses, to determine the estimated amount the Group would receive or pay to terminate the agreements. Discounted cash flow analyses are based on estimated  future interest rates.

Forward currency transactions:
- difference between marked-to-market value and forward rate.
Over-the-counter (OTC) fuel derivatives:
- the marked-to-market value of the instruments.

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 45 - Differences between United Kingdom and United States Generally Accepted Accounting Principles ( continued)

(b)  Terms of certain financial instruments

The risk management strategy for both treasury and fuel operations is implemented within the guidelines and parameters laid down by the Board of Directors and is designed to limit risk. The Company’s policy is not to trade in derivatives but to use these instruments to hedge anticipated exposures.

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

British Airways has entered into hedging arrangements to reduce its exposure to sudden significant fluctuations in oil prices.  As at March 31, 2004, the actual commitment was US$665 million (equivalent to £363 million) and the unrealized gain on these transactions was £29 million (£29 million relating to the off-balance sheet instruments). The Group’s fuel risk management strategy aims to provide the airline with protection against sudden and significant increases in oil prices while ensuring that the airline is not competitively disadvantaged in a serious way in the event of a substantial fall in the price of fuel.  In meeting these objectives, the fuel risk management program allows for the judicious use of a number of derivatives traded on regulated exchanges in London (the International Petroleum Exchange) and New York (the New York Mercantile Exchange) as well as on the Over-The-Counter (OTC ) markets with approved counter-parties and within approved limits. The instruments used include futures contracts, options and swaps.

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

As part of its treasury risk management activities the company has entered into a number of swap arrangements in order to hedge its direct exposure to interest rates.  The majority of these swaps are embedded in lease and loan agreements. A smaller number of interest swaps are not associated with specific loans and leases and are disclosed in Note 34.

British Airways uses foreign exchange contracts in three ways.  First, to hedge firm capital commitments usually in US Dollars. Capital expenditure on aircraft is hedged up to three years ahead. The objective is to smooth the cost of the aircraft in Sterling terms.

The second use of forward foreign exchange contracts is to hedge current or future year’s net operating revenues and costs. Once again, a risk averse approach is taken with forecast foreign currency exposures being reviewed on a regular basis and cover being taken progressively and selectively.  See Note 38  for details of forward foreign exchange contracts outstanding at March 31, 2004 and 2003.

The third use is to hedge debt exposure.

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

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS  (Continued)

Note 45 - Differences between United Kingdom and United States Generally Accepted Accounting (continued)

Additional information required by US GAAP in respect of the Group’s two principal pension plans

The components of the net periodic pension cost under SFAS 87 for the three years ended December 31, 2003 are estimated to be as follows:

	Year ended December 31

	2003	2002	2001

	(£ million)

Service cost	168	165	165
Interest cost	539	515	514
Return on plan assets	(718)	(710)	(678)
Net amortization
Prior service cost	8	7	16
Experience gain	(31)	(89)	(105)
Unrecognized transition asset	(38)	(37)	(37)

Total net periodic pension cost	(72)	(149)	(125)

          The estimated funded status of the British Airways pension plans under SFAS 87 is as follows:

	Year ended December 31

	2003		2002

	APS	NAPS	APS	NAPS

	(£ million)
Actuarial present value of accumulated benefit obligation (ABO) and vested benefit obligation (VBO) December 31	5,354	5,164	4,700	4,150

Change in plan assets
Plan assets at fair value January 1	5,480	3,264	5,904	3,607
Actual return on plan assets	631	528	(138)	(413)
Employer contribution	14	161	5	127
Plan participants’ contributions	12	56	14	60
Benefits paid	(348)	(144)	(305)	(117)

Plan assets at fair value December 31	5,789	3,865	5,480	3,264

Change in benefit obligation
Projected benefit obligation January 1	4,846	4,765	4,750	4,444
Service cost	20	148	21	144
Interest cost	269	270	264	251
Plan participants’ contributions	12	56	14	60
Actuarial gain	583	596	102	(17)
Benefits paid	(348)	(144)	(305)	(117)

Projected benefit obligation December 31	5,382	5,691	4,846	4,765

Plan assets in excess of/(less than) projected benefit obligation	407	(1,826)	634	(1,501)
Unrecognized prior service cost	---	18	---	26
Unrecognized portion of net asset from initial application of SFAS 87	(8)	(2)	(41)	(7)
Unrecognized net profit	890	1,412	461	1,072
Intangible asset	---	(18)	---	(26)
Adjustment required to recognize mimium liability	---	(883)	---	(450)

Prepaid/(accrued) pension cost December 31	1,289	(1,299)	1,054	(886)

Increase in minimum liability included in other comprehensive income	---	433	---	450

(before the impact of deferred taxation)

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS  (Continued)

Note 45 - Differences between United Kingdom and United States Generally Accepted Accounting (continued)

Under SFAS 87, the excess of plan assets over the projected benefit obligation at the transition date (April 1, 1989) are recognized as a reduction of pension expense on a prospective basis over 15 years.  Unrecognized prior service costs and actuarial gains and losses (zero corridor) are amortized over the memberships’ average future working lifetimes of 13 years (NAPS) and 7.5 years (APS).

The calculation of the projected benefit obligation at December 31, 2003 assumed a discount rate of 5.5% (2002: 5.75%), an expected long term rate of return on assets of 6% for APS and 7% for NAPS (2002: 7% for both APS and NAPS), an increase in future compensation levels of 2.5%  for four years and 4% thereafter (2002: 3.75%) and price inflation of 2.5% (2002: 2.25%).

The weighted-average asset allocations for the Schemes as at December 31, 2003 and December 31, 2002 by asset category are as follows:

	Plan assets at year ended December 31

	2003		2002

	APS	NAPS	APS	NAPS

	(%)

Asset category
Equity securities	34	68	30	63
Debt securities	61	23	64	26
Property	4	6	4	7
Cash	1	3	2	4

	100	100	100	100

No securities of British Airways or its subsidiary companies were held by either Scheme as at December 31, 2003.

The trustees of the Schemes have determined the following asset allocation guidelines which they believe provide an adequate balance between maximising the return on the assets and minimising the risk of failing to meet the liabilities over the long term:

	APS		NAPS

	Range	Benchmark	Range	Benchmark

	(%)
Equities	25 - 35	30	60 - 70	65
Bonds (including cash)	60 - 70	65	23 - 33	28
Property	2.5 - 7.5	5	4.5 - 9.5	7

A Statement of Investment Principles prepared by the Trustee describes in more detail the Trustees’ objectives and risk management considerations.

The overall expected return on assets assumption is derived by considering the expected long-term returns from each of the main asset classes separately, and combining these in the proportions likely to be held by the Schemes in the future.   The expected return for each asset class reflects a combination of historical performance analysis, the forward-looking views of the financial markets (as suggested by the yields available) and the views of investment organisations. Consideration is also given to the rate of return expected to be available for reinvestment.

The Company expects to contribute around £23 million into APS and £225 million into NAPS over the year ending March 31, 2005.

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS  (Continued)

Note 45 - Differences between United Kingdom and United States Generally Accepted Accounting (continued)

Additional information required by US GAAP in respect of deferred taxation

Analysis of deferred tax balance under US GAAP at March 31, 2004 and 2003 as required by FAS 109:

	March 31

	2004		2003

	(£ million)

			restated (1)
Deferred tax liabilities
Excess of book value over tax value of fixed assets	1,332		1,304
Other temporary differences	401		242

		1,733		1,546
Deferred tax assets
Tax effect of losses carried forward	(142)		(215)
Less: valuation allowance	---		---

	(142)		(215)
Other temporary differences	(351)		(211)

		(493)		(426)

Net deferred tax		1,240		1,120

Of which:
Current		315		166
Non-current		925		954

		1,240		1,120

(1) Restated to reflect the adoption of FIN 46 - Consolidation of Variable Interest Entities and to reflect the minimum pension liability and related intangible asset and deferred tax.

As at March 31, 2004 British Airways had £472 million (2003: £718 million) of tax losses carried forward of which £472 million (2003: £656 million) can be offset against future trading profits of the Group.   There were also £nil million (2003: £62 million) of losses carried forward in respect of a non trading deficit that can only be offset against future non trading credits.  There is no expiration date in respect of such losses.

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS  (Continued)

Note 45 - Differences between United Kingdom and United States Generally Accepted Accounting (continued)

Additional information required by US GAAP in respect of the restructuring provision

Future Size and Shape Program

The £80 million of restructuring costs recognized during the year ended March 31, 2002 related  to the costs of voluntary severance and early retirement for employees exiting under the Future Size and Shape restructuring program (‘ FSAS’).

The FSAS program was announced on February 13, 2002 following a fundamental review of the business. The two year program, completed in March 2004 involved a restructuring of the network, the elimination of unprofitable segments of the business through capacity reduction, the elimination of unnecessary complexity, and reduction in both overhead and front line manpower levels. Also included was the rationalizing of the group’s property portfolio and the driving of simplification and cost reduction through information technology.

The restructuring costs recognized as liabilities as at March 31, 2002 comprised the following:

£ million
Early retirement and voluntary severance (‘ER/VS’)	77.0
Company car lease returns (onerous contracts)	1.5
Senior management salary sacrifice repayment	1.5

Total Future Size and Shape restructuring costs	80.0

The above costs have been classified as employee costs in the profit and loss account. No costs were paid or charged against the liability during the fiscal year ended  March 31, 2002.

The FSAS manpower plans expected to see a total reduction of 13,000 in manpower equivalent numbers against the August 2001 level by March 2004, of which 10,000 was scheduled to be achieved by the end of March 2003. By March 2004, 13,082 manpower equivalent numbers had left the business.

The ER/VS costs provided for the exiting of 2,076 employees. Detailed plans at departmental level supported the employee numbers, and the committed level of severance had been communicated at departmental and grade level. Plans existed to exit the 2,076 employees in question by the end of March 2003.

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

During the year ended March 31, 2003, £53 million of ER/VS costs relating to 1,556 employees was paid and charged against the restructuring provision.  The balance remaining as at March 31, 2003 related to committed ER/VS costs to be paid during the year to March 2004. During the year ended March 31, 2004, the remaining balance of the restructuring provision was utilized for ER/VS costs.

An additional restructuring provision was recognized at March 31, 2004 amounting to £5 million. The cost was classified as employee costs in the profit and loss account. The additional provision related to ER costs incurred prior to March 2004 but not yet paid and the estimated costs associated with the closure of two UK-based call centers which had been communicated prior to March 2004.

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS  (Continued)

Note 45 - Differences between United Kingdom and United States Generally Accepted Accounting (continued)

Accounting and disclosure of stock-based compensation

Stock compensation

FIN 44 ‘Accounting for Certain Transactions involving Stock Compensation’ has been effective from July 1, 2000, and provides interpretative guidance on accounting for stock-based compensation.  The Company has not entered into any transactions involving share capital that would be accounted for under FIN 44, since its implementation, and hence there is no impact on the financial statements for US GAAP purposes.

SFAS 123 ‘Accounting for Stock-Based Compensation’, established accounting disclosure standards for stock-based employee compensation plans.  The statement gives companies the option of continuing to account for such costs under the intrinsic value accounting provisions set out in Accounting Principles Board Opinion 25, ‘Accounting for Stock Issued to Employees’ (APB 25) and related interpretations.  The Group has elected to continue under APB 25 ‘Accounting for Stock Issued to Employees’.  In accordance with this accounting statement the Company does not recognize compensation expense on the grant of options.  Because options vest over several years and additional options grants are expected, the effects of these fair value calculations are not likely to be representative of similar future calculations.

	Year ended March 31

	2004		2003		2002

			restated (1)		restated (1)

	( £ million, except per Ordinary Share amounts)

Net Income/(loss) for the year, as reported	396		(115)		(123)

Deducted: Total stock-based employee compensation expense determined
under fair value based method for all awards, net of related tax effects	(7)		(7)		(8)

Pro forma net income for the year	389		(122)		(131)

Basic earnings/(loss) per share as reported	37.0	p	(10.7	)p	(11.4	)p

Basic earnings/(loss) per share pro forma	36.4	p	(11.4	)p	(12.2	)p

Diluted earnings/(loss) per share as reported	36.1	p	(10.7	)p	(11.4	)p

Diluted earnings/(loss) per share pro forma	34.8	p	(11.4	)p	(12.2	)p

Basic earnings/(loss)per American Depositary share as reported	370	p	(107	)p	(114	)p

Basic earnings/(loss)per American Depositary share pro forma	364	p	(114	)p	(122	)p

Diluted earnings/(loss) American Depositary share as reported	361	p	(107	)p	(114	)p

Diluted earnings/(loss) American Depositary share proforma	348	p	(114	)p	(122	)p

(1) Restated to reflect the adoption of FIN 46 – Consolidation of Variable Interest Entities.

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS  (Continued)

Note 45 - Differences between United Kingdom and United States Generally Accepted Accounting (continued)

Impact of new US accounting standards not yet adopted

There are currently no US accounting standards that have been issued but have yet to be adopted by the Group.

Impact of new UK standards not yet adopted

In December 2003, the Urgent Issues Task Force (UITF) of the Accounting Standards Board issued Abstract 38 “Accounting for ESOP Trusts”. The effect of this UITF Abstract is to require investments held in an entity’s own shares through an ESOP trust to be treated as a deduction in equity rather than recorded as an asset. At March 31, 2004 the Group held £31 million of own shares classified as a fixed asset investment. These shares would be treated as a deduction from equity under the UITF. This revised policy accords with US GAAP.

International Financial Reporting Standards

British Airways will prepare its March 31, 2006, consolidated financial statements under International Financial Reporting Standards (IFRS). The IFRS convergence project team report quarterly to the Audit Committee and progress continues in accordance with the plan. The detailed implementation planning phase is underway and on track to deliver IFRS compliant information for comparative purposes during 2004/05. Communication to the investor community will commence during the second half of the year.

BRITISH AIRWAYS Plc AND SUBSIDIARIES

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

		Additions

Description	Balance at beginning of year	Charged to costs and expenses	Charged to other accounts	Deductions	Balance at end of year

	(£ million)

Year ended March 31, 2004
Allowances for bad and doubtful accounts	28	13	---	(13)	28
Allowances against cash and bank balances which are not remittable or are slow moving	8	---	---	(4)	4

Year ended March 31, 2003
Allowances for bad and doubtful accounts	40	20	---	(32)	28
Allowances against cash and bank balances which are not remittable or are slow moving	11	---	---	(3)	8

Year ended March 31, 2002
Allowances for bad and doubtful accounts	37	25	---	(22)	40
Allowances against cash and bank balances which are not remittable or are slow moving	11	---	---	---	11

S-1