Form 20-F
period 2005-03-31
BRITISH AIRWAYS PLC
filed 2005-07-26
CIK 809023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: March 31, 2005
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

Ordinary Shares of 25p each	1,082,902,918

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

Item 17 ☐          Item 18 ☒

INTRODUCTORY NOTE

          Unless the context indicates otherwise, the “Company”, “BA” or “British Airways” refers to British Airways Plc and “BA Group” or “Group” refers to British Airways, its subsidiaries and its quasi-subsidiary. “Airline” refers to British Airways Plc and British Airways CitiExpress Limited, and for historical comparatives, dba (formerly Deutsche BA Luftfahrtgesellschaft mbh) and Air Liberté. “Qantas” refers to Qantas Airways Limited and “Iberia” refers to Iberia Lineas Aéreas de Espana, S.A.

          BA publishes its Financial Statements expressed in UK (“UK”) pounds Sterling. In this document references to “US Dollars”, “US $”, or “$” are to US (“US”) Dollars, references to “pounds Sterling”, “Sterling” or “£” and “pence” or “p” are to UK currency, references to “Japanese Yen”, “Yen” or “¥” are to the currency of Japan, references to “Euro” or “€” are to the currency of the European Union and references to “A$” are to Australian Dollars. For the convenience of the reader, this document contains translations of certain pounds Sterling amounts to US Dollars at $1.8888 to £1.00, the noon buying rate in New York City for cable transfers in pounds Sterling as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on March 31, 2005. These translations should not be construed as representations that the pounds Sterling amounts actually represent such US Dollar amounts or could be converted into US Dollars at the rate indicated. The Noon Buying Rate on June 30, 2005 was $1.793 to £1.00. For historical information regarding rates of exchange between US Dollars and pounds Sterling, see “Item 3 — Key Information — Exchange Rates”. For a discussion of the Group’s exposure to exchange rate fluctuations arising from its operations, see “Item 5 — Operating and Financial Review and Prospects —Other Matters — Foreign Currency Risk” and “Item 11 — Quantitative and Qualitative Disclosures about Market Risk – Foreign Currency Risk”.

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

          Certain information contained in this report, including, without limitation, in “Item 4 — Information on the Company” and “Item 8 — Financial Information — Legal Proceedings” as well as certain statements made throughout “Item 5 — Operating and Financial Review and Prospects” and “Item 11 — Quantitative and Qualitative Disclosures about Market Risk” are forward-looking and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward-looking statements. Forward-looking statements included in this document and in documents incorporated herein by reference generally may be identified by the words “will”, “expects”, “plans”, “anticipates”, “intends”, and similar expressions that indicate the statement addresses the future. Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Company’s plans and objectives for future operations, including, without limitation, discussions of the Company’s Business and Financing Plans, expected future revenues, and expenditures and divestments. All forward-looking statements in this report are based upon information known to the Company on the date of this report. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. It is not reasonably practicable to itemize all of the many factors and specific events that could cause the Company’s forward-looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy. Some factors that could significantly affect expected capacity, load factors, yields, revenues, expenses, unit costs, capital expenditures, cash flows and margins include the airline pricing environment, customer demand, fuel and other commodity costs, capacity decisions of other carriers, cost of safety and security measures, actions of the UK and other governments, foreign currency exchange rate fluctuations, inflation, the economic environment of the airline industry, the general economic environment, the commencement or escalation of hostilities, terrorist activities, health scares, the ability to reach labor and wage agreements, industrial actions such as strikes, compensation levels in the industry, the status of the Company’s relationships with the union groups, and other factors discussed herein, including under “Item 3 — Key Information — Risk Factors”.

SPECIALIST TERMS

Available seat kilometres (ASK)
The number of seats available for sale multiplied by the distance flown.

Available tonne kilometres (ATK)
The number of tonnes of capacity available for the carriage of revenue load (passenger and cargo) multiplied by the distance flown.

Revenue passenger kilometres (RPK)
The number of revenue passengers carried multiplied by the distance flown.

Cargo tonne kilometres (CTK)
The number of revenue tonnes of cargo (freight and mail) carried multiplied by the distance flown.

Revenue tonne kilometres (RTK)
The revenue load in tonnes multiplied by the distance flown.

Load factor
The percentage relationship of revenue load carried to capacity available.

Passenger load factor
RPK expressed as a percentage of ASK.

Overall load factor
RTK expressed as a percentage of ATK.

Break-even load factor
The load factor required to equate total traffic revenue with operating costs.

Frequent flyer RPKs as a percentage of total RPKs
The amount of frequent flyer RPKs expressed as a percentage of total RPKs is indicative of the proportion of total passenger traffic that is represented by redemption of frequent flyer points in the year.

Revenue per RPK
Passenger revenue from airline operations divided by airline RPK.

Total traffic revenue per RTK
Revenue from total traffic (scheduled and non-scheduled) divided by RTK.

Total traffic revenue per ATK
Revenue from total traffic (scheduled and non-scheduled) divided by ATK.

Punctuality
The industry’s standard, measured as the percentage of flights departing within 15 minutes of schedule.

Regularity
The percentage of flights completed to flights scheduled, excluding flights cancelled for commercial reasons.

Unduplicated route kilometres
All scheduled flight stages counted once, regardless of frequency or direction.

Interest cover
The number of times profit before taxation and net interest payable covers the net interest payable.

Dividend cover
The number of times profit for the year covers the dividends paid and proposed.

Operating margin
Operating profit/(loss) as a percentage of turnover.

Net debt
Loans, finance leases and hire purchase arrangements, plus Convertible Capital Bonds, net of short-term loans and deposits and cash less overdrafts.

Net debt/total capital ratio (including operating leases)
Net debt as a ratio of total capital, adjusted to include the discounted value of future operating lease commitments.

Total capital
Capital and reserves plus net debt.

Net debt/total capital ratio
Net debt as a ratio of total capital.

Manpower equivalent
Number of employees adjusted for part-time workers, overtime and contractors.

Codesharing
Co-operation between two airlines where one airline sells tickets using its own flight code for other airline’s flight

n/a
Not applicable.

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

Group Profit and Loss Account

	Year ended March 31

	2005		2005		2004		2003		2002		2001

					Restated		Restated		Restated

	(in millions, except per Ordinary Share amounts)

	$ (1)		£		£		£		£		£
Amounts in accordance with UK GAAP
Turnover	14,757		7,813		7,560		7,688		8,340		9,278
Cost of sales	(13,478)		(7,136)		(7,008)		(7,263)		(8,291)		(8,757)

Gross profit	1,279		677		552		425		49		521

Administrative expenses	(137)		(137)		(147)		(130)		(159)		(141)

Operating profit/(loss)	1,020		540		405		295		(110)		380

Share of operating profit in associates	77		41		58		39		22		64

Total operating profit/(loss) including associates	1,097		581		463		334		(88)		444

Other income and charges	6		3		—		(11)		21		1
(Loss)/profit on sales of fixed assets and investments	(49)		(26)		(46)		60		145		(69)
Net interest payable and other finance income and related fees	(270)		(143)		(187)		(248)		(278)		(226)

Profit/(loss) before tax	784		415		230		135		(200)		150

Tax	(282)		(149)		(85)		(50)		71		(69)

Profit/(loss) after tax	502		266		145		85		(129)		81

Equity minority interests	(2)		(1)		(1)		—		(1)		(2)
Non-equity minority interests	(26)		(14)		(14)		(13)		(12)		(12)

Profit/(loss) for the year	474		251		130		72		(142)		67
Dividends	—		—		—		—		—		(193)

Retained profit/(loss) for the year	474		251		130		72		(142)		(126)

Earnings/(loss) per Ordinary Share (2)
Basic	44.2	c	23.4	p	12.1	p	6.7	p	(13.2	)p	6.2	p
Diluted	43.4	c	23.0	p	12.1	p	6.7	p	(13.2	)p	6.2	p
Basic weighted average number of shares	1,071		1,071		1,070		1,073		1,076		1,075

Diluted weighted average number of shares	1,126		1,126		1,070		1,073		1,078		1,085

Amounts in accordance with US GAAP (3):
Net income/(loss) for the year	676		358		396		(115)		(123)		244

Per Ordinary Share (3)
Basic
Net income/(loss) for the year	63.1	c	33.4	p	37.0	p	(10.7	)p	(11.4	)p	22.7	p

Diluted
Net income/(loss) for the year	61.4	c	32.5	p	36.1	p	(10.7	)p	(11.4	)p	22.5	p

Per American Depositary Share (4)
Basic
Net income/(loss) for the year	631	c	334	p	370	p	(107	)p	(114	)p	227	p

Diluted
Net income/(loss) for the year	614	c	325	p	361	p	(107	)p	(114	)p	225	p

Footnote on page 7

Balance Sheet

	At March 31

	2005	2005	2004	2003	2002	2001

			Restated	Restated	Restated	Restated

	(in millions, except per Ordinary Share amounts)
	$ (1)	£	£	£	£	£

Amounts in accordance with UK GAAP

Fixed assets
Intangible assets
Goodwill and landing rights	359	190	168	164	140	84

Tangible assets
Fleet, property and equipment	15,397	8,152	8,637	9,487	10,474	10,638

Investments	283	150	531	493	464	401

	16,039	8,492	9,336	10,144	11,078	11,123

Current assets	5,372	2,844	2,765	2,725	2,559	2,550

Creditors: amounts falling due within one year	(5,629)	(2,980)	(2,996)	(2,904)	(3,201)	(3,308)

Net current liabilities	(257)	(136)	(231)	(179)	(642)	(758)

Total assets less current liabilities	15,782	8,356	9,105	9,965	10,436	10,365

Creditors: amounts falling due after more than one year	(8,209)	(4,346)	(5,486)	(6,553)	(7,097)	(6,901)

Provisions for deferred tax	(2,347)	(1,243)	(1,137)	(1,062)	(1,031)	(1,094)
Provisions for liabilities and charges	(156)	(83)	(85)	(107)	(126)	(70)

	5,070	2,684	2,397	2,243	2,182	2,300

Capital and reserves
Called up share capital	512	271	271	271	271	271
Reserves	4,144	2,194	1,916	1,756	1,720	1,825

Total equity shareholders’ funds	4,656	2,465	2,187	2,027	1,991	2,096

Equity minority interest	23	12	10	10	9	18
Non equity minority interest	391	207	200	206	182	186

	414	219	210	216	191	204

	5,070	2,684	2,397	2,243	2,182	2,300

Amounts in accordance with US GAAP (3)

Fixed assets
Intangible assets
Goodwill and landing rights	223	118	93	91	434	395

Tangible assets
Fleet, property and equipment	15,367	8,136	8,626	9,264	10,073	10,209

Investments	277	147	570	530	505	488

	15,867	8,401	9,289	9,885	11,012	11,092

Current assets	7,463	3,951	3,681	3,370	2,983	2,687

Creditors: amounts falling due within one year	(6,190)	(3,277)	(3,248)	(3,117)	(3,378)	(3,326)

Net current assets/(liabilities)	1,273	674	433	253	(395)	(639)

Total assets less current liabilities	17,140	9,075	9,722	10,138	10,617	10,453

Creditors: amounts falling due after more than one year	(10,504)	(5,561)	(6,413)	(7,058)	(7,103)	(6,911)

Provision for deferred tax	(2,395)	(1,268)	(1,240)	(1,120)	(1,117)	(937)

Provisions for liabilities and charges	(156)	(83)	(85)	(107)	(126)	(70)

	4,085	2,163	1,984	1,853	2,271	2,535

Capital and reserves
Called up share capital	512	271	271	271	271	271
Reserves	3,159	1,673	1,503	1,366	1,809	2,060

Total equity shareholders funds	3,671	1,944	1,774	1,637	2,080	2,331

Equity minority interests	23	12	10	10	9	18
Non-equity minority interest	391	207	200	206	182	186

	414	219	210	216	191	204

	4,085	2,163	1,984	1,853	2,271	2,535

Footnote page 7

(1)	Translations of pounds Sterling into US Dollars have been made at the Noon Buying Rate on March 31, 2005 of £1.00 = US$1.8888.

(2)	See Note 12 to the Financial Statements for a discussion of the weighted average number of shares outstanding for basic and diluted calculations for the relevant period.

(3)

For fiscal 2005, BA prepared its Financial Statements in accordance with accounting principles generally accepted in the UK (“UK GAAP”) which differ in certain respects from US generally accepted accounting principles (“US GAAP”). A discussion of the significant differences between UK GAAP and US GAAP and reconciliations of net income and shareholders’ equity from a UK GAAP basis to a US GAAP basis are set out in Note 43 to the Financial Statements.

Effective from April 1, 2004, the Group applied the provisions of ‘UITF Abstract 38 – Accounting for ESOP Trusts’ and, as a result, the Group’s investment in own shares held for the purpose of employee share ownership plans has been reclassified from fixed asset investments and is now recorded as a reduction in shareholders’ equity. Comparative periods have been restated to reflect the adoption of UITF Abstract 31.

For Fiscal 2004 to Fiscal 2000, other finance income and related fees were shown with ‘other income’. For Fiscal 2005, such income is shown within net interest payable. As a result income reclassified to net interest payable was £13 million for Fiscal 2004 and £7 million for Fiscal 2003.

Effective April 1, 2005 BA will prepare its Financial Statements in accordance with International Financial Reporting Standards (IFRS).

(4)	Each American Depositary Share represents ten Ordinary Shares.

Group Operating Statistics (1)

	Year ended March 31

	2005	2004	2003	2002	2001

		Restated	Restated	Restated	Restated

Airline Operations
Traffic and capacity
Revenue passenger km (RPK)(m)	107,892	103,092	100,112	106,270	123,197
Available seat km (ASK)(m)	144,189	141,273	139,172	151,046	172,524
Passenger load factor (%)	75	73	72	70	71
Cargo tonne km (CTK)(m)	4,954	4,461	4,210	4,033	4,735
Revenue tonne km (RTK)(m)	15,731	14,771	14,213	14,632	16,987
Available tonne km (ATK)(m)	22,565	21,859	21,328	22,848	25,196
Overall load factor (%)	70	68	67	64	67
Passengers carried (000)	35,717	36,103	38,019	40,004	44,462
Tonnes of cargo carried (000)	877	796	764	755	914
Frequent flyer RPKs as a percentage of total RPKs (%) (2)	3	4	4	4	3
Financial
Passenger yield (see definition under specialist terms) (p)	6	6	7	7	6
Cargo revenue per CTK (p)	10	10	12	12	12
Average fuel price (US cents/US gallon)	136	94	86	81	104
Operations
Unduplicated route km (000)	623	657	693	814	755
Punctuality (% within 15 minutes)	76	81	76	81	79
Regularity (%)	99	99	98	99	98

Total Group Operations
Financial
Interest cover (times)(3)	3.2	2.1	1.5	0.4	1.5
Operating margin (%)(4)	6.9	5.4	3.8	(1.3)	4.1
Net debt/total capital ratio (%)(5)	42.7	54.1	60.9	66.2	64.7
Scheduled (passenger, freight and mail) and non scheduled services revenue per RTK (p)	44	47	50	52	50
Scheduled (passenger, freight and mail) and non scheduled services revenue per ATK (p)	31	32	33	33	33
Net operating expenditure per RTK (p)(6)	41	44	48	52	47
Net operating expenditure per ATK (p)(6)	29	30	32	34	32
Operations
Average manpower equivalent (MPE)	47,472	49,072	53,440	60,468	62,844
RTKs per MPE (000)	331.4	301.0	266.0	242.0	270.3
ATKs per MPE (000)	475.3	445.4	399.1	377.9	400.9
Aircraft in service at year end	290	291	330	360	338
Aircraft utilization (average hours per aircraft per day)	9.83	9.21	8.91	8.32	8.79

(1)

Operating statistics do not include those of associated undertakings (Qantas, Comair and Iberia) and franchisees (British Mediterranean Airways, GB Airways, Loganair, Sun-Air (Scandinavia) and Regional Air). The franchise relationship with Regional Air was terminated in April, 2005. Qantas ceased to be an associated undertaking in September, 2004.

(2)	The carriage of passengers on Frequent Flyer Programs is evaluated on a ticket by ticket basis.

(3)

The number of times profit/(loss) before tax excluding net interest payable covers the net interest payable. For the purposes of calculating the interest cover ratio, retranslation charges/(credits) and other finance income and charges are excluded from net interest payable as they are unrealized at year end. Interest cover is not a financial measure under UK GAAP or US GAAP. However, management believes this measure is useful to investors when analyzing the Company’s ability to meet its interest commitments from current earnings.

The following table shows a reconciliation of net interest payable and the interest cover ratio for each of the five most recent financial years:

	Year ended March 31

	2005	2004	2003	2002	2001

		Restated	Restated	Restated	Restated

	(£ millions (except ratios))

Profit before tax	415	230	135	(200)	150

Net interest payable	(143)	(187)	(248)	(278)	(226)
Add back:
Retranslation charges/(credits)	(33)	(16)	8	(46)	(71)
Other finance income and charges	(14)	(13)	(7)	—	—

	(190)	(216)	(247)	(324)	(297)
Interest cover	3.2	2.1	1.5	0.4	1.5

(4)

Operating profit/(loss) as a percentage of turnover. Turnover comprises revenue from: passenger revenue (scheduled services and non scheduled services), cargo services and other revenue. See Note 2 to the Financial Statements with respect to turnover.

(5)	Net debt as a percentage of total capital.

Net debt is defined as the total of loans, finance leases and hire purchase liabilities, plus Convertible Capital Bonds, net of short-term loans and deposits and cash less overdrafts. See Note 22 to the Financial Statements for details of the calculation of net debt.

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

The following table shows a reconciliation of total capital to total shareholders’ funds and the net debt/capital percentage for each of the five most recent financial years:

	At March 31

	2005	2004	2003	2002	2001

		Restated	Restated	Restated	Restated

	(£ millions (except ratios))

Net debt	2,922	4,158	5,149	6,294	6,223

Capital and reserves	2,465	2,187	2,027	1,991	2,096
Add minority interests	219	210	216	191	204

Total shareholders’ funds	2,684	2,397	2,243	2,182	2,300
Add back:
Net debt	2,922	4,158	5,149	6,294	6,223
Provision for deferred tax	1,243	1,137	1,062	1,031	1,094

Total capital	6,849	7,692	8,454	9,507	9,617

Net debt/capital percentage	42.7	54.1	60.9	66.2	64.7

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

The following table shows a reconciliation of net operating expenditure to total operating expenditure, total operating expenditure per RTK and total operating expenditure per ATK for each of the five most recent financial years:

	Year ended March 31

	2005	2004	2003	2002	2001

	(£ millions (except ratios))

Total operating expenditure	7,273	7,155	7,393	8,450	8,898
Less: other revenue	(831)	(607)	(614)	(769)	(846)

Net operating expenditure	6,442	6,548	6,779	7,681	8,052

RTKs	15,731	14,771	14,213	14,632	16,987

ATKs	22,565	21,859	21,328	22,848	25,196

Total operating expenditure per RTK	46	48	52	58	52

Total operating expenditure per ATK	32	33	35	37	35

Exchange Rates

          The Noon Buying Rate expressed in US Dollars to pounds Sterling as of June 30, 2005 was $1.793. The following table sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate, expressed in US Dollars to £1.00. For a discussion of the impact of exchange rates on the Group’s business, see “Item 5 — Operating and Financial Review and Prospects — Other Matters — Foreign Currency Risk Exposure” and “Item 11 — Quantitative and Qualitative Disclosures about Market Risk – Foreign Currency Risk”.

	Period End	Average(1)	High	Low

	$	$	$	$
Fiscal year
2001	1.42	1.47	1.56	1.42
2002	1.43	1.43	1.48	1.37
2003	1.58	1.55	1.65	1.43
2004	1.83	1.68	1.90	1.55
2005	1.88	1.84	1.95	1.75

Month

January 2005			1.91	1.86
February 2005			1.92	1.86
March 2005			1.93	1.87
April 2005			1.92	1.87
May 2005			1.90	1.82
June 2005			1.84	1.79

(1)	The average of the Noon Buying Rates on the last day of each month during the fiscal year.

Risk Factors

          This section describes some of the risks which could affect the business operations and results of the Group. There may be others (see also the cautionary statement regarding forward looking statements contained in the introductory note on page 3).

          The commercial airline industry is highly competitive and the market for air travel has experienced, and will continue to experience, significant structural change. Further, the Group’s future performance is likely to continue to be subject to a variety of factors over which the Group itself has little or no control including, by way of example only, governmental regulation whether domestically within the United Kingdom, within the European Union or worldwide; fluctuations in the price of jet fuel; acts of terrorism, changes in economic conditions, the (non) availability of financing and fluctuations in currency and interest rates. The Group’s results may also be affected by information technology risks as well as by the uncertainties inherent in labor relations and the uncertainty of pension costs. There may well be other risks which emerge from time to time including war, changes in liquidity and capital resources and restrictions in the availability and scope of insurance.

•	Factors Generally Affecting Commercial Strategy & Performance

Planned Move to Terminal 5

          In 2008, the Group expects to move into Terminal 5 at Heathrow. The construction of Terminal 5 is one of the largest construction projects in Europe. This project and the planned move bring with them significant risks and challenges, including completion risk, risks associated with moving and risks associated with starting operations in a new facility.

Commercial Strategy/Product Effectiveness

          The Group strives to operate to its strategic and business plans. By reason of the matters listed above and discussed in this section, such plans may not always prove able to be implemented along the lines and in the timescales envisaged.

Competition

          The markets in which the Group operates are highly competitive. The Group faces competition from other airlines on its routes, as well as from indirect flights, charter services and from other forms of transport. Some competitors have cost structures that are lower than the Group’s or have other competitive advantages. Fare discounting by competitors has historically had a negative effect on the Group’s results because the Group is generally required to respond to competitors’ fares to maintain passenger traffic.

Market/Economic Factors

          The Group is dependent on passengers and cargo shippers to be able and willing to pay for carriage by air. This ability and willingness is influenced by economic and security conditions.

Alliances, Franchise & Subsidiary effectiveness

          Controlled consolidation in the aviation industry has proven difficult to obtain. Accordingly, Alliances, Franchises and Subsidiaries are a part of the Group operation but necessarily control is or can be looser than in the case of owned operations.

•	Certain Business Disruption Risks

Loss of Systems – infrastructure/data

          The Group is dependent on IT systems for delivery of its functions. It believes its IT systems and the systems provided by third parties to be reliable and well protected but they require regular updating and maintenance and are under constant threat from hackers/viruses.

Security

          The Group believes its operations to be safe and secure but security matters have in the past and have the potential in the future to disrupt the business on temporary or longer term grounds.

Supplier failure

          The Group is dependent on third parties, e.g. fuel suppliers, caterers, IT, for important aspects of its operation. It is essential that critical supplies should be maintained; if this were not so, operations would be disrupted and the business and results would suffer.

Fleet grounding or restriction

          The Group operates a number of aircraft types. An accident or discovered defect could ground significant portions or all of the fleet.

Insurance Market failure

          After the events of September 11, 2001, there was a market failure of the airline insurance market in the UK. It is possible that a further failure could occur, either wholly or in part.

Constrained operating infrastructure

          Most UK airports, and Heathrow in particular, are constrained and operating beyond their build capacity. This can impair operations and adversely effect our business and results.

Medical – epidemics/pandemics/hygiene

          Epidemics and pandemics (e.g. SARS) as well as other health risks may occur and would be beyond the Group’s control.

Loss of key buildings/airport infrastructure

          Loss of access to or function of key infrastructure components such as terminal and hanger facilities would disrupt the business.

•	Factors that could increase operating and other Costs

Pensions shortfall

          There is a substantial deficit in the Group’s pension funding and a high degree of uncertainty regarding future funding needs. The introduction of a pension regulator and a Pension Protection Fund in the UK is expected to increase costs.

Operating Costs

          Operating costs increases are frequently outside of our control e.g. fuel costs and can have a significant impact on our results of operations.

Security costs

          These have increased significantly since the events of September 11, 2001 and are a substantial part of the Group’s costs. It is possible that these will continue to increase at a substantial rate.

Claims against the Group that are not covered by or exceed Insurance

          The Group believes its insurance cover would substantially mitigate the effect of claims likely to be brought against the Group in foreseeable circumstances but limits can always be broken or uncovered claims may emerge.

Financial commitments

          The Group carries substantial debt which needs to be repaid or refinanced. The Group’s ability to finance its operations and capital needs may be affected adversely by various factors including financial market conditions. Most of the Company’s debt is asset-related, reflecting the attractiveness of aircraft as security to lenders and other financiers. However, there can be no assurance that aircraft will continue to provide attractive security for lenders.

          Fleet Maintenance and Modernization

          It is essential to the Group’s strategy that it maintain a high-quality fleet and this requires funds sufficient to support the upgrade and replacement of aircraft. The Group’s ability to follow this strategy would be jeopardized if the trading climate were to deteriorate substantially.

Market power and Importance of suppliers

          In some areas it is difficult for the Group to spread its risk by sourcing from many alternative suppliers.

Political restrictions

          Route rights and landing rights are often determined by the country of destination. If permissions are withdrawn our operations would be impaired and our business and results could be adversely affected.

•	Risks to Reputation/Public Confidence

Corporate Governance/Corporate Responsibility

          The Group has detailed corporate governance and corporate responsibility programmes. Were they to fail, reputation and public confidence could be damaged.

Adverse publicity

          Whether justified or not, adverse publicity can damage public confidence which in the end can damage our business and results.

Inadequate crisis management

          If a crisis arises, the Group’s future business and results are likely to be substantially affected by the quality of its response to the crisis.

•	Legal & Regulatory Issues

Employment law

          Worldwide and within the UK, labor activities and the balance between workers’ rights and shareholders’ interests is in flux. Increased labor activity or adverse labor market regulation could damage the operations and results of the Group.

Industry Regulation

          Worldwide and particularly in the UK, airline industry is being increasingly regulated. Such regulation, including environmental regulation, does not generally enhance business or financial results and, accordingly, further increases in regulation could be damaging.

Competition law

          Continued impairment of consolidation opportunities may restrict the Group’s ability to compete effectively in the marketplace.

National/International law

          The Group operates under a large and complex body of national and international laws and regulations. Were these to cease to allow it to operate in any particular way or in any particular route, the Group’s business and results could be damaged.

Government Intervention and Support

          State aid for the aviation industry, whilst not technically lawful in Europe, can still be provided. Also, the differing nature of the insolvency laws of different countries also distorts aviation markets. Disparate levels of government assistance between the Group and other airlines could place the Group at a competitive disadvantage and adversely affect operations and results.

•	Workforce/Heatlth and Safety Considerations

Industrial relations

          The Group has a large unionized workforce. Collective bargaining takes place on a regular basis. A breakdown in the bargaining process could disrupt our operations and adversely affect our business and results.

Manpower levels/skills

          The Group operates a highly technical business; if sufficient technically qualified staff from pilots to engineers and many others cease to be available, operations and results could be adversely affected.

Health & Safety at Work

          The Group operates in a confined environment carrying out difficult and specialist tasks 24 hours a day 365 days a year. A major incident affecting the health and safety of staff would disrupt the operations of the Group.

Item 4 — Information on the Company

Introduction

          British Airways is one of the world’s leading scheduled international passenger airlines. Its main activity is the operation of international and domestic scheduled passenger airline services. The Group’s principal place of business is London, one of the world’s premier airport locations, which serves a large geographical area and a comparatively high proportion of point-to-point business. The Group also operates a worldwide air cargo business in conjunction with its scheduled passenger services. The Group currently operates one of the world’s most extensive international scheduled airline route networks, comprising 149 destinations in 72 countries at March 31, 2005. In fiscal 2005, the Group carried more than 35 million passengers on its services.

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

          The FSAS program set out to simplify the business, to drive cost reduction (particularly manpower), to restructure the European shorthaul business to provide a competitive response to the no-frills carriers, to endorse and accelerate the Group’s existing fleet and network strategy unveiled in 1999 and to accelerate the strategy to ‘de-hub’ operations at Gatwick.

Cost Reduction

          Cost reduction targets were exceeded for all the FSAS programs – manpower costs, distribution, procurement and information technology.

          In addition to the cost programs, targets were also set and achieved for manpower, capital spend and disposals.

Restructuring of the Shorthaul Business

          The FSAS program outlined further significant changes to the shorthaul business. These included changes to the shorthaul pricing structure, offering passengers lower fares and greater flexibility, which were rolled out from May, 2002. As part of the drive to reduce global distribution costs, payments to travel agents in the UK for shorthaul bookings have been reduced and BA’s lowest available fares are now available on its website. The website, www.ba.com, was significantly changed and usage has increased significantly with approximately 50% of shorthaul non-premium point-to-point bookings sold in the United Kingdom and Ireland now made online.

Fleet and Network Strategy

          The fleet and network strategy aims to match capacity more closely to demand, simplify the fleet and reduce exposure to unprofitable markets whilst selectively growing capacity in profitable markets. Through increased aircraft utilization and network restructuring fleet numbers have steadily decreased. This process is nearing completion and in fiscal 2005 the number of aircraft in service was reduced by one to 290.

          The Company’s overhaul of its wide-bodied aircraft is complete. Currently the Group has no further orders for wide-bodied aircraft. In shorthaul, six Airbus A321 aircraft were delivered during the year whilst three Boeing 737-400s were returned to lessors or stood down pending return to lessor and two Boeing 737-400s and one A320-200 were sub-leased. One de Havilland Canada DHC-8 turboprop was returned to its lessor.

          BA has confirmed future deliveries for three Airbus A319s, three A320s and one A321.

See “Item 4 – Information on the Company – Airline Fleet”.

Gatwick Operations

          In December, 2000 our plan to ‘de-hub’ Gatwick was announced. As a result of the changes and simplification introduced, the number of seats flying out of Gatwick by March, 2005 has more than halved since 1999. The Company now operates a fleet of 43 aircraft from Gatwick compared to 68 in 1999.

Simplification

          Simplification of the business was a core principal of the FSAS program. It remains a key priority for the Company. While much progress has been made in the areas of fleet, IT, executive club and engineering inventory, to give a few examples, we believe more work can be done to make the business less complex for both our customers and our staff.

Business Plans

          Given the challenging trading environment that the airline industry continues to face, the focus on controlling costs has not ended with the completion of FSAS. In conjunction with its annual business plan process, the Company has announced two further cost saving programs. The first measure, £450 million by March, 2005, focused on reducing external spend and further simplification, in particular giving customers and staff more online access to systems and procedures. This program was completed on schedule. The second program aims to remove £300 million of employee costs across the business by March, 2007, deferred from March, 2006.

British Airways CitiExpress

          British Airways CitiExpress continued to simplify its operation during 2004/05, building on the work started in 2003/04. Since 2001 aircraft numbers have fallen by 35 and types from nine to four - - a further five aircraft (and another fleet type) will be taken out in 2005/06. The number of bases has also been reduced from 15 in 2001 to eight at the end of March, 2005. As a consequence of this simplification, operational performance is more robust, costs have fallen and financial results have improved. Further cost reductions are targeted in 2005/06.

Alliance benefits

          The oneworld alliance includes eight airline members: British Airways, Aer Lingus, American Airlines, Cathay Pacific, Finnair, Iberia, LanChile and Qantas. Co-operation across the alliance in a number of areas benefits the customer and increases the airlines’ effectiveness. oneworld offers a substantial package of customer benefits, including reciprocal reward and recognition programs, common lounge access, smoother transfers, increased customer support and greater value.

Qantas

          The relationship with Qantas, which is in its twelfth year, is British Airways’ longest standing and deepest alliance relationship. Under the Joint Services Agreement (JSA) there is full strategic, tactical and operational co-operation on all of British Airways’ and Qantas’ flights that serve markets between the United Kingdom/Continental Europe and Southeast Asia/Australia. This co-operation continues to strengthen and provides customers with improved flight departure times, routings and value for money, offering the very best of customer service to all passengers. In February, 2005, the Australian Competition and Consumer Commission extended permission for both carriers to co-operate in this way for a further five years. Application has also been made to the UK Office of Fair Trading and the EU competition authorities and their ruling is outstanding at this time.

          British Airways and Qantas continue to co-ordinate sales and marketing activities worldwide and to share all costs and revenues on the JSA routes, giving both companies an incentive to improve the joint business.

          On September 9, 2004 the Group completed the sale of its 18.25% holding in Qantas through a book build sale of the shares, thereby reducing debt and continuing to strengthen our balance sheet. The sale realized gross proceeds of £427 million. The loss on disposal of £11 million includes a write-off of goodwill of £59 million previously set off against reserves.

American Airlines

          American Airlines and BA continued to roll out codesharing on points behind and beyond the US and London gateways. BA now places its code on more that 120 American routes, whilst American Airlines applies its code to more than 80 BA routes.

Iberia

          In December, 2004, British Airways and Iberia signed a Joint Business Agreement (‘JBA’) to establish profit-sharing on two routes, Heathrow-Madrid and Heathrow-Barcelona. This was accompanied by joint selling and the co-ordination of schedules on these routes from Summer 2005.

          British Airways and Iberia codeshare on more than 65 domestic and international routings. As well as all UK-Spain routes, this includes Iberia codesharing on services operated by British Airways franchise carriers GB Airways and Comair, and British Airways codesharing on services operated by Iberia franchise Air Nostrum. The airlines carried over 700,000 codeshare passengers during fiscal 2004/05.

          As at March 31, 2005 British Airways held an 8.76% stake in Iberia. Iberia’s profit before tax for the 12 months to December 31, 2004 (included in the fiscal March 31, 2005 result) was €283.2 million, compared to a profit before tax last fiscal year of €201.7 million.

Aer Lingus

          In September, 2004, BA and Aer Lingus removed all but three of the fifteen codeshares that had been in place, in order to focus efforts on selling the routes of greatest value to both partners and to reduce costs.

Swiss International Air Lines

          A commercial agreement with Swiss International Air Lines was concluded in September, 2003. The proposal for Swiss to merge its frequent flyer program into the BA Executive Club and go on to join oneworld was rejected by Swiss in June, 2004 and BA agreed to release Swiss from its obligations under the commercial agreement. A new agreement was reached for Swiss to codeshare on BA’s Heathrow-Geneva services.

Segmental Information

          BA’s principal activities are the operation of international and domestic scheduled air services for the carriage of passengers and cargo. BA’s main business is the provision of scheduled passenger services, which accounted for approximately 83% of Group revenue in the year ended March 31, 2005.

          The Group also provides other services to outside parties, such as aircraft maintenance. In addition, the Group’s operations include certain ancillary airline activities. See “Ancillary Airline Activities” below.

          The following table sets out the Group’s revenue by business activity:

	Year ended March 31

	2005	2005	2004	2003

	(in millions)
	$	£	£	£
Traffic revenue
Passenger revenue	12,277	6,500	6,490	6,590
Cargo	910	482	463	484

	13,187	6,982	6,953	7,074
Other revenue (including aircraft maintenance, package holidays and other airline services)	1,570	831	607	614

	14,757	7,813	7,560	7,688

Geographical Analysis

          The following table sets out the Group’s results by geographical area.

	Year ended March 31

	2005	2005	2004	2003

	(in millions)
	$	£	£	£
Turnover by area of original sale(1)
UK	7,408	3,922	3,731	3,634
Continental Europe	2,219	1,175	1,209	1,269

Europe	9,627	5,097	4,940	4,903
The Americas	2,612	1,383	1,347	1,482
Africa, Middle East and Indian sub-continent	1,419	751	717	733
Far East and Australasia	1,099	582	556	570

	14,757	7,813	7,560	7,688

Turnover by area of destination(2)
UK	1,150	609	664	725
Continental Europe	3,515	1,861	1,975	2,113

Europe	4,665	2,470	2,639	2,838
The Americas	5,447	2,884	2,767	2,763
Africa, Middle East and Indian sub-continent	2,667	1,412	1,253	1,201
Far East and Australasia	1,978	1,047	901	886

	14,757	7,813	7,560	7,688

Operating profit/(loss) by area of destination(3)
Europe	(49)	(26)	(60)	(117)
The Americas	655	347	294	223
Africa, Middle East and Indian sub-continent	423	224	210	168
Far East and Australasia	(9)	(5)	(39)	21

	1,020	540	405	295

(1)	Turnover by area of original sale is derived by allocating revenue to the area in which the sale was made.

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

          See “Item 5 — Operating and Financial Review and Prospects — Year By Year Analysis — Year ended March 31, 2005 compared with year ended March 31, 2004 – Geographical Analysis” and “Item 5 – Operating and Financial Review and Prospects – Year By Year Analysis – Year ended March 31, 2004 compared with year ended March 31, 2003 - Geographical Analysis.”

Route Network

          BA’s scheduled route network forms the basis of its business and is one of the world’s most extensive. As of March, 2005, BA (including subsidiary carrier British Airways CitiExpress) served some 149 destinations in 72 countries. Including codesharing and franchise arrangements, flights with BA codes served some 346 destinations in 104 countries. Adding the services of BA’s alliance partners, the global network served some 558 destinations in 130 countries.

          During the year ended March, 2005, BA introduced services to Basle, Cagliari, Catania, Split, Thessaloniki and Vilnius. Services to Bilbao, Bogota, Caracas, Genoa, Jeddah, Knock, Riyadh, and the Seychelles were discontinued. Routes to Bennecula, Shetland and Stornoway were transferred to franchisee Loganair.

Airline Fleet

          Details of the Group’s fleet at March 31, 2005 are set out below:

	Number in service with Group companies at March 31, 2005

	On balance sheet aircraft	Off balance sheet aircraft	Total	Future deliveries	Options	2004-05 revenue hours flown	Average hours per aircraft/ day	Average age (years)

Airline operations (1)
Boeing 747-400	57		57			269,468	12.95	10.8
Boeing 777	40	3	43			202,833	12.92	6.3
Boeing 767-300	21		21			74,600	9.73	12.1
Boeing 757-200	13		13			34,190	7.21	10.5
Airbus A319 (2)	21	12	33	3	47	101,234	8.4	4.4
Airbus A320 (3)	9	17	26	3		77,808	7.92	7.7
Airbus A321	6		6	1		6,505	7.67	0.5
Boeing 737-300		5	5			15,590	8.54	15.7
Boeing 737-400 (4)	18		18			59,550	8.26	12.6
Boeing 737-500		10	10			31,506	8.63	12.7
Turboprops (5)		9	9			25,338	5.2	8.4
Embraer RJ145	16	12	28		17	75,927	7.43	5.1
Avro RJ100		16	16			43,028	7.37	5.6
BAe 146 (6)	5		5			13,300	7.29	18.5
Hired aircraft						22,171

Group total	206	84	290	7	64	1,053,048	9.83	8.5

(1)	Includes those operated by British Airways Plc and British Airways CitiExpress Limited.

(2)	Certain future deliveries and options include reserved delivery positions and may be taken as any A320 family aircraft.

(3)	Excludes one Airbus A320 sub-leased to GB Airways.

(4)	Excludes two Boeing 737-400s sub-leased to Air One and one Boeing 737-400 stood down pending return to lessor.

(5)

Comprises nine de Havilland Canada DHC-8s. Excludes two British Aerospace ATPs stood down pending return to lessor, three British Aerospace ATPs sub-leased to Loganair and 12 Jetstream 41s sub-leased to Eastern Airways.

(6)	The British Aerospace 146 fleet will be retired from service during 2005/06.

          In the five-year period ended March 31, 2005, 55 new (British Airways Plc, British Airways CitiExpress) aircraft were purchased or acquired under finance leases representing a total capital investment of approximately $2,311 million. 26 new aircraft with an initial purchase price to the lessors of approximately $577 million were obtained under operating leases, and a further seven used aircraft, with an approximate market value of $254 million, were obtained under short-term operating leases. In the same period, 120 aircraft were disposed of from the BA fleet.

Future Fleet Commitments

          During fiscal 2005, BA made further changes through revised delivery dates to future fleet commitments, to facilitate its continuing strategy to match capacity more closely to profitable demand and in response to changes in market conditions and operational requirements.

          BA has confirmed future deliveries for three Airbus A319s, three Airbus A320s and one Airbus A321. The company has agreed to sell on a further three Airbus A321 future deliveries to GB Airways. BA also has 47 option positions / purchase rights on the Airbus family aircraft.

Aircraft fleet

          The number of Group aircraft in service at March 31, 2005 was 290, a reduction of one on the prior year. Aircraft returned to lessors comprised two Boeing 737-400 and one de Havilland Canada DHC-8. In addition, two Boeing 737-400s were sub-leased to Air One, as was one Airbus A320-200 to GB Airways and one Boeing 737-400 aircraft was stood-down pending return to lessors. Deliveries comprised six Airbus A321 aircraft.

Financing

          A total of six new aircraft were delivered during the year ended March 31, 2005. Two of these were financed on balance sheet through US Dollar denominated mortgage loans and four were purchased for cash.

          In addition the Company entered into one sale and leaseback transaction relating to owned aircraft. This was a Boeing 777-200 for a period of ten years and was carried out as part of the Company’s management of its residual exposure to this fleet type.

          As at March 31, 2005, the Company had cash and deposits, which in total amounted to £1,682 million. In addition, the Company had undrawn long-term committed aircraft and general financing facilities totalling approximately US$460 million and undrawn money market lines totalling £46 million.

          The Company believes that its cash and long-term deposits, together with the facilities which are available to be drawn for aircraft deliveries will be more than sufficient to cover its outstanding aircraft purchase commitments.

Capital Expenditures

          See “Item 5 – Operating and Financial Review and Prospects – Year by Year Analysis – Year ended March 31, 2005 compared with year ended March 31, 2004 – Capital expenditures” and “Item 5 – Operating Financial Review and Prospects – Year by Year Analysis – Year ended March 31, 2004 compared with year ended March 31, 2003 – Capital expenditure”.

Operations

Operational Centers

          Heathrow is BA’s principal base, and BA carries an estimated 39.7% of the airport’s passengers. In addition, BA has a second base of operations at Gatwick. The construction of a fifth passenger terminal (‘Terminal 5’) at Heathrow has commenced and BA expects to consolidate substantially all of its operations into Terminal 5. UK airport policy is discussed below under “Item 4 — Information on the Company — Regulation — UK and International Airport Policy”.

          Offices, maintenance hangars and other support facilities used by BA at Heathrow, Gatwick and other UK airports are either owned freehold or held under long-term leases from the respective airport owners, principally BAA plc or its subsidiaries. In addition, BA occupies space and desks under lease or license in airports throughout the UK including (but not limited to) Manchester, Birmingham, Newcastle, Edinburgh and Glasgow.

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

          BA’s ability to obtain slots at airports for the purpose of producing schedules attractive to passengers is very important. Allocation of slots at a significant number of airports where BA operates, including Heathrow and Gatwick, is decided by the Airport Coordinator, who acts in accordance with guidelines laid down by the International Air Transport Association (“IATA”), sometimes supported by the local Scheduling Committee or Co-ordination Committee. These committees include representatives from the carriers flying to the relevant airport who may mediate disputes over slots. The Airport Coordinator makes the initial slot allocations within IATA guidelines, which give priority to the historic rights of existing users. Pursuant to Council Regulation (EC) No. 793/2004, which is implemented in accordance with UK regulations, the UK government must ensure the Airport

Coordinator advises BA at the biannual IATA Schedule Co-ordination Conference of their slot allocations. These provide the basis for slot negotiations with the Airport Coordinator and other airlines. Most congested airports in the world apply IATA guidelines. Co-ordination of European airports is governed by the Council Regulation. Pursuant to the Council Regulation, the UK government must ensure that the Airport Coordinator acts independently and in a non-discriminatory manner. Regulations governing the allocation of slots in the US are different, but the US has stated that it is committed by its international obligations to treat all carriers in a non-discriminatory manner.

Fuel

          BA obtains aviation fuel, which is priced mostly in US Dollars, from a number of sources and locations throughout its network. In most countries, aviation fuel is supplied under term contracts, generally with major oil companies. Most fuel is purchased from suppliers under contracts, which have a duration of one or two years. Prices under these contracts are determined either by formulae applicable for the duration of the contract or are subject to review by the parties in light of market conditions. If agreement on a price adjustment is not reached, the contracts can normally be terminated. BA also enters into forward contracts and other hedging arrangements in an attempt to counter fluctuations in the price of jet fuel. See “Item 11 — Quantitative and Qualitative Disclosures about Market Risk – Fuel Risk”. In the UK and US, BA is a member of a number of consortia that own or lease fuel distribution facilities at certain airports so that aviation fuel may be purchased from a wide range of suppliers. In both the UK and the US, BA also buys aviation fuel in the spot market and in the futures market. In certain countries, aviation fuel is only obtainable through government sources.

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

Marketing and Sales

Longhaul Products

          On longhaul services, BA has a portfolio of four cabins to suit the needs of different customers: First, Club World with its award-winning flat beds, World Traveller Plus, which offers more space and legroom for premium economy customers, and World Traveller, the standard economy cabin.

          During fiscal 2004, BA continued to roll out its Club World flat bed, and World Traveller Plus cabin. By March, 2005 103 of the longhaul fleet were fully embodied with the new products, including all of the Heathrow Boeing 747and Boeing 777 fleets together with all ten longhaul aircraft operating out of Gatwick.

          Over the course of the year BA improved meal service in the Club World cabin and introduced a new Chiva Som spa-cuisine menu in First. Improvements in World Traveller targeted at families included a new family-friendly menu and entertainment pack.

Shorthaul Products

          On shorthaul services BA provides a choice of two cabins: Club Europe, its business class cabin, and Euro Traveller, its economy cabin. On UK domestic services one cabin is available.

          BA’s premium shorthaul travellers have enjoyed improvements to their in-flight experience with the launch of a new onboard service and range of meals in Club Europe. The airline has also successfully increased the number of leisure travellers in the Club Europe cabin with the introduction of special upgrade fares on targeted routes.

          During Fiscal 2004, BA’s shorthaul customers saw a series of new services offered on the airline’s website, ba.com. These included improved booking, the ability to change tickets online and clearer, simpler fare rules being displayed. In addition to our online check-in service, BA introduced online boarding pass at Edinburgh in February, 2004, allowing customers to print their own boarding pass at home or in the office and go straight to the gate upon arrival at the airport. By March, 2005 there were 36 European and UK locations that offered online boarding pass.

          Updated and relocated Self-Service Check-in kiosks have ensured increased usage by customers and helped them move more quickly and efficiently through the airport. In March, 2005, 23% of all customers checking-in at self-service European and UK airports used such a kiosk, a notable growth on the previous year.

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

Franchising

          As at March 31, 2005, BA had six franchise partner airlines: Loganair, GB Airways, British Mediterranean Airways, Sun Air of Scandinavia, Comair of South Africa and Regional Air of Kenya. However the franchise with Regional Air of Kenya ended in April, 2005 following Regional Air’s suspension of operations.

          These six carriers carried approximately 4.23 million passengers during the fiscal year to 83 destinations (65 destinations in addition to the mainline network) in the UK, continental Europe, the Middle East and Africa, using BA flight numbers. In addition to providing connecting passengers to BA’s mainline services, the franchisees pay a franchise fee and pay for any services provided to them by British Airways.

Other Alliance relationships

          In addition to the above mentioned activities BA maintained alliance relationships with Cathay Pacific, America West, Lan Chile, JAL and SN Brussels Airlines. There were no events of note during the year with these relationships.

Computer Systems

          High performing IT and telecommunications systems are vital to the running of the Group’s business. Most areas of British Airways’ business are facilitated by IT systems, which are closely interconnected.

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

          The following major technical infrastructure elements are provided to BA by third party suppliers:

•	The wide-area data network – provided by SITA and other telecommunications suppliers
•	The campus network in London – provided by Affiniti Limited
•	Desktop, provision and support – provided by Specialist Computer Centres (SCC) in the UK and SITA for overseas.

          Over the last year a core element of the IT strategy has been to support simplification of the airline’s business processes through effective use of IT. We have achieved this through a number of initiatives including the customer enabled BA (ceBA) program, providing on-line selling and check in, the ability to upgrade and manage booking facilities. The Customer enabled program is about making BA so easy to do business with that our customers actively choose to serve themselves. We apply the same principles internally for our employees through our Employee Self Service programme.

          For instance the ‘Manage My Booking’ feature gives our customers the ability to be more prepared for their journey before coming to the airport. They can complete their APIS (Advanced Passenger Information Service) data in advance, check-in online and print their boarding pass, exercise upgrade options and know their baggage allowance.

          Another important element is the use of e-ticket and the introduction of self-service kiosks at key airports around the world. The airline has now installed over 200 kiosks in airports such as Heathrow, New York JFK and Charles De Gaulle. e-ticket continues in its growth. As at March 31, 2005 76% of all worldwide passenger journeys ticketed by BA worldwide were issued on e-tickets.

          In February this year we were the second airline in the world to implement the Amadeus Altea Plan system which gives airlines control over their inventory and seat planning, providing the tools to maximise the yield on every seat, while recognising the value of each customer. This system is now fully integrated with our selling capability Altea Sell also provided by Amadeus.

          As a company listed on the New York Stock Exchange, BA has to comply with the US Sarbanes-Oxley Act of 2002. As a foreign issuer, the deadline for Section 404 compliance has been extended to March 31, 2007. We have completed a full gap analysis of all the requirements for Section 404 compliance and have a number of projects underway to support compliance.

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

          Under the terms of the contract with EUKL, ICRRL receives an annual management fee and is subject to a mechanism allowing it to share in the upside or downside of EUKL’s performance by reference to a pre-determined forecast. In February 2005, ICRRL shareholders were required to contribute additional funding to the company to enable it to satisfy its obligations under the performance mechanism for its year ended December 31, 2004. In 2005 BA’s share of this funding requirement was £558,052. In February, 2004, BA’s share of the funding requirement was £968,000.

Seasonal Variations

          Traditionally, the Group earns most of its operating profit between April and October each year, as demand is higher during this period, whilst the majority of the Group’s costs are incurred more evenly throughout the year. Accordingly, as a result of seasonality of demand, operating results have and are expected to vary significantly from period to period within the financial year. Various other factors, including those set forth in this report, can also cause operating results to vary significantly from period to period and year to year. These variations in results and other factors may cause the price of the Company’s securities to fluctuate significantly.

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

          BA maintains an occupational health service whose responsibilities include the analysis of health-related issues for passengers and staff and the provision of advice to the Group on appropriate measures to take in response to such issues. British Airways Health Services remains constantly vigilant to the threat of emerging diseases. Experts in communicable diseases have warned of the risk of a pandemic flu outbreak and the airline has set up a contingency planning group to address this specific risk. Members of the group are working with government and non-government organizations, including the WHO, UK Government and IATA, to ensure a co-ordinated response.

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

          Once an agreement has been reached, it is for the UK government to designate the airline or airlines which will operate the agreed services. As well as being designated, an airline must obtain the necessary operating permits from the foreign governments concerned. These are unlikely to be withheld so long as the Group meets the required international safety standards. One ground on which a contracting government usually has the right to prevent a designated airline from operating the agreed services is if it is not satisfied that the Group is substantially owned and effectively controlled by the other government or its nationals (or by EU citizens if there is a Community clause). For this reason, BA’s Memorandum and Articles of Association (the “Articles”) contain provisions that could be used to limit the rights of non-UK and non-European nationals who own shares in the Company. For more information, see “Item 10 — Additional Information — Memorandum and Articles of Association — Limitations on Voting and Shareholding”.

          The Council of the EU decided in June 2003 to begin the process of transferring responsibility for third country relations in air transport to the European Commission. The Council then gave a mandate to the Commission to negotiate a liberal agreement with the US on behalf of all EU Member States. A general framework was developed covering all other third country relationships and the processes whereby Member States may continue to negotiate bilaterally whilst remaining within EU law as clarified by the Judgment of the European Court of Justice of November, 2002. This judgment made it clear that Member States could no longer negotiate bilaterally with third countries on any subject which is covered by EU law. These subjects include ownership and control of airlines, pricing on intra-community routes and rules concerning computer reservation systems.

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

          The CAA will grant global route licenses for scheduled and charter air services. The absence of the necessary bilateral rights will not result in refusal to grant a license application. If scarce bilateral capacity arises, this will be addressed through a process designed to deal with such a situation.

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

Fare Setting

          It is a provision of some bilateral air services agreements that the fares, rates and charges for scheduled services on the agreed routes must be filed with, and approved by, both governments concerned or their agencies. These requirements are increasingly being relaxed in accordance with UK Government policy. It is a condition of the air transport and route licenses granted to British airlines by the CAA that the tariffs to be charged for international carriage and the commissions to be paid by the airline to any agent shall be filed with and approved by the CAA. In practice, the CAA only regulates a limited number of fares and does not require commissions to be filed. Under some air services agreements, airlines are required to co-ordinate fares through IATA, (whose role in setting fares is described under “Item 4 — Information on the Company — Competition” below), though this is now rare. Pricing on intra-Community air routes is covered by EU Regulation.

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

Safety

          Safety standards are generally agreed on a multilateral basis under the auspices of ICAO. The country of registration of an aircraft is generally responsible for ensuring that the aircraft and its crew meet these guidelines, leading to variations and differences on specific requirements between States. European countries first attempted to harmonize their safety requirements through the Joint Aviation Authorities and non-binding Joint Aviation Requirements. Certification of compliance by the state of registry is normally recognized by all other members of ICAO.

          In September, 2003, airworthiness and maintenance standards, based largely on ICAO and JAA standards, were adopted into EU law and a new independent European Aviation Safety Agency was set up to advise the Commission and Member States on safety matters. The new safety framework is consistent with ICAO requirements. Member States are still responsible for supervision and compliance but they can no longer unilaterally vary standards in these areas except to respond to an immediate safety problem or to facilitate a short term operational need provided that safety is not compromised. Other areas of aviation safety, starting with operations and licensing, are expected to come under the new EU framework within the next few years.

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

Passenger Rights

          The Montreal Convention is given effect for EU registered airlines by an EU regulation. This governs the maximum compensation to be paid for loss, delay or damage to baggage and also governs liability to passengers in the event of an accident. Airlines are required to carry sufficient insurance to cover their liability.

          New EU denied boarding compensation rules came into force in February, 2005, extending compensation to cancelled flights and imposing passenger care requirements for long delays and cancelled flights. The new legislation has been challenged by the International Air Transport Association (IATA) in the European Court of Justice. An opinion is expected from the Advocate General in September, 2005.

          Domestic US disabled passenger legislation has been extended to foreign airlines. The EU also published legislative proposals for disabled passengers in February, 2005. There are conflicts between the EU and US approaches.

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

          The BA fleet meets existing noise standards and is subject to departure noise and night flight restrictions. The current night noise restrictions expire at the end of the Summer 2005 season. The Government is currently consulting on a new regime to operate from 2005 through 2010. As with the current regime, this is expected to impose significant operating restrictions between the hours of 2300 and 0700 at BA’s main bases at Heathrow and Gatwick. Any major changes to current arrangements are subject to a consultation process and must meet the requirements of an EU operating restrictions regulation designed to ensure that noise restrictions are balanced and well targeted. The Group is proactively involved in other efforts to mitigate the effect of aircraft noise, including measures to reduce noise on approach to airports.

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

Social and Environmental Report

          Each year, the Group publishes an environmental report that details progress with particular reference to measurement against headline indicators. In 2000, the report was extended to include both social and economic considerations. In March 2004, the BA Board adopted a new Code of Business Conduct and Ethics, applicable to all employees and the previous Code, adopted in 2000, was replaced by a new Statement of Business Principles. The new Code of Conduct and the Statement of Business Principles are two of the British Airways Standing Instructions, which set out policies with which all employees should comply. They were communicated throughout the Company in Summer 2004 and are available, externally through the BA website.

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

          Slots at UK airports are allocated under EU rules. Technical revisions came into effect in July, 2004 and more substantive changes are still under consideration by the European Commission, following an unsuccessful earlier attempt at change. BA is attempting to ensure that a market oriented approach is maintained under any new rules, so that essential flexibility and the possibility of exchanges between carriers remains. Although the Commission is unsure that slot exchanges in the UK are consistent with existing EU rules, the UK Government has written to the Commission defending the UK system and pointing to a ruling from the UK High Court.

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

          Since March, 2000, the UK’s Competition Act has been in force. It outlaws agreements and business practices which have a damaging effect on competition in the UK. Its provisions mirror EU competition rules and can be applied to competition cases within the UK. The Enterprise Act which came into force in June, 2003 introduced a new enforcement regime that includes disqualification of directors and criminal liability for individuals for certain serious infringements of the Competition rules.

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

Commercial Arrangements

          BA has commercial arrangements with other airlines covering scheduled passenger and cargo services on a small number of its international routes. Commercial arrangements can govern, among other things, capacity offered by each airline over flight approvals, the apportionment of revenues between airlines and the co-ordination of schedules. In very few cases, some commercial arrangements are necessary under the relevant air services agreement.

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

          Organizational Structure

          The business and operations of the BA Group are conducted within BA Plc and its subsidiaries. The following table sets forth the principal undertakings of the Group as at March 31, 2005.

Subsidiary undertakings	Principal activities	Country of incorporation and registration and principal operations

Air Miles Travel Promotions Ltd*	Airline marketing	England
BA & AA Holdings Ltd* (90 per cent of equity owned)	Holding Company	England
Britair Holdings Ltd*	Holding Company	England
British Airways 777 Leasing Ltd*	Aircraft financing	England
British Airways Capital Ltd*	Airline finance	Jersey
British Airways Holdings Ltd*	Airline finance	Jersey
British Airways Holidays Ltd*	Package holidays	England
British Airways Leasing Ltd*	Aircraft financing	England
British Airways Maintenance Cardiff Ltd*	Aircraft maintenance	England
British Airways Regional Ltd*	Air travel services	England
British Airways Travel Shops Ltd*	Travel agency	England
CityFlyer Express Ltd*	Aircraft financing	England
British Regional Air Lines Group Plc	Holding Company	England
Speedbird Insurance Company Ltd*	Insurance	Bermuda
British Airways CitiExpress Ltd	Airline operations	England
The Plimsoll Line Ltd* (Holding Company of British Regional Air Lines Group Plc)	Holding Company	England

Quasi-Subsidiary undertaking	Principal activities	Country of incorporation and registration and principal operations

The London Eye Company Ltd* (33 per cent of equity owned)	Leisure Company	England

Associated undertakings	Percentage of equity owned	Principal activities	Country of incorporation and principal operations

Iberia, Lineas Aéreas de España, S.A. (‘Iberia’)	8.76	Airline operations	Spain
Comair Ltd	18.3	Airline operations	South Africa

Trade investments	Percentage of equity owned	Principal activities	Country of incorporation and principal operations

The Airline Group*	16.7	Air traffic control holding company	England
Opodo Ltd*	5.9	Internet travel agency	England
WNS (Holdings) Ltd*	16.8	Flight Services Holding Company	Jersey

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

          The BA Group also has other freehold and leasehold interests in real estate in numerous countries throughout the world, that are less significant to the Group as a whole. See Note 16 to the Financial Statements.

Item 5 — Operating and Financial Review and Prospects

Introduction

          The following discussion covers the three years ended March 31, 2005 and is based on the Group’s Financial Statements prepared in accordance with UK GAAP which differ in certain respects from US GAAP.

          The differences between UK GAAP and US GAAP as applicable to the Group are set out in Note 43 to the Financial Statements.

          Group profits before tax for the fiscal year 2005 were £415 million, compared with a £230 million profit in the previous year. Operating profit in the year, at £540 million, was £135 million better than last year. The operating margin of 6.9% was 1.5 points better than last year. The improvement in operating profit primarily reflects improvements in turnover – up 3.3% - partially offset by increased operating costs, in particular fuel. Passenger yields (pence/RPK) for the year were down 4.4%; seat factor was up 1.8 points at 74.8% on capacity 2.1% higher in ASKs.

          Cargo volumes (CTKs) for the full year were up 11.1% compared with last year, with yields down 6.3% due to the negative impact of exchange rates. Overall load factor for the full year was up 2.1 points at 69.7%.

          Cash inflow before financing was £1,181 million for the twelve months. The closing cash balance of £1,682 million was up £12 million versus last year. Net debt fell by £1,236 million during the year to £2,922 million. This is the lowest level since March 31, 1993, and is down £3.7 billion from the December 2001 peak.

          The number of shares issued and fully paid as at June 30, 2005 was 1,130,882,404. The increase over March 31, 2005 reflects principally the conversion of capital bonds on maturity which resulted in the issue of 46 million shares.

Results of Operations

          The following table sets out the year-over-year percentage changes in Group operating revenue and selected operating statistics (volume, capacity and yield) for the three-year period ended March 31, 2005:

	Year ended March 31

	2005	2004	2003

	(Change%)
Group operating revenue	3.3	(1.7)	(7.8)
Group operations:
Volume (RTKs)	6.5	3.9	(2.9)
Capacity (ATKs)	3.2	2.5	(6.7)
Yield (Revenue/RPK) (1)	(4.4)	(4.3)	(1.3)

(1) Scheduled services (passenger and cargo) and non-scheduled passenger services revenue divided by RPKs

Year by Year Analysis

Year ended March 31, 2005 compared with year ended March 31, 2004

Revenue

          Group operating revenue improved in the year by 3.3% to £7,813 million. For the twelve month period, airline operations revenue improved by 0.4% to £6,982 million on a flying program 3.2% larger in ATKs.

          Passenger traffic (RPKs) increased by 4.7%, whilst capacity (ASKs) was 2.1% higher; as a result passenger load factor increased by 1.8 points compared with fiscal 2004 to 74.8%. Passenger yield (pence per RPK) deteriorated by 4.4% for the full year.

          Cargo volumes (CTKs) were up 11.1% compared with fiscal 2004 but yields fell by 6.3%. Cargo revenue was up 4.1% from £463 million to £482 million.

          Other revenue improved by 36.9% to £831 million, primarily due to the increase in the cargo fuel surcharge and the introduction of passenger fuel surcharges.

Expenditure

          Net operating expenditure (total operating expenditure less other revenue), decreased by 1.6% compared to fiscal 2004. Unit costs (net operating expenditure per ATK) were 4.7% lower than fiscal 2004.

          See footnote (6) to the operating statistics in Item 3 for the calculation of total operating expenditure per RTK and per ATK.

          The table below summarizes total Group operating expenditure and year on year changes in expenditure over the three financial years ended March 31, 2005:

	Year ended March 31

	2005	2004	2003	2005	2004	2003

	(% Increase / (decrease))			(£ million)
Employee costs	4	4	(13)	2,273	2,180	2,107

Depreciation and amortization	1	(8)	(5)	687	679	734

Aircraft operating lease costs	(22)	(29)	(5)	106	135	189

Fuel and oil costs	22	10	(18)	1,128	922	842

Engineering and other aircraft costs	(2)	(14)	(12)	502	511	592

Landing fees and en route charges	1	(5)	(6)	556	549	576

Handling charges, catering and other operating costs	0	(3)	(13)	930	934	961

Selling costs	(12)	(22)	(14)	488	554	706

Accommodation, ground equipment costs and currency differences	(13)	1	(17)	603	691	686

Total Group operating expenditure	2	(3)	(13)	7,273	7,155	7,393

          Employee costs increased by 4.3% compared with fiscal 2004 to £2,273 million as pension and wage increases and the cost of the Employee Reward Plan were only partially offset by manpower reductions and other efficiencies. The average number of employees in the Group, in manpower equivalents (MPE), fell by 3.3% to 47,472 and productivity (ATKs per MPE) improved by 6.7%.

          Depreciation costs increased by 1.2% compared with fiscal 2004 to £687 million reflecting a £16 million charge relating to the impairment of the BAe 146 aircraft at British Airways CitiExpress, following the decision to exit the fleet in 2005. This was partially offset by the favorable impact of changes in foreign currency exchange rates due to the weaker US Dollar.

          Aircraft operating lease costs reduced by 21.5% compared with fiscal 2004 to £106 million as a result of the return to lessors of two Boeing 737-400s and one de Havilland Canada DHC-8, and due to favorable exchange impacts. The previous year included an onerous lease charge of £11 million (relating to the withdrawal of the British Airways CitiExpress ATP fleet).

          Fuel and oil costs increased by 22.3% compared with fiscal 2004 to £1,128 million due to a 44.4% increase in fuel price (partially offset by hedging benefits) and the impact of the increased flying schedule. These were partially offset by the favorable exchange impact of the weaker US Dollar.

          Engineering and other aircraft costs reduced by 1.8% compared with fiscal 2004 to £502 million reflecting lower hull insurance costs and the favorable impact of changes in foreign currency exchange rates, partially offset by the cost of additional cargo freighter activity and additional engine sub-contract and lease costs.

          Landing fees and en route charges increased by 1.3% compared with fiscal 2004 to £556 million. This principally reflects increases in price and the impact of the larger flying program, partially offset by the favorable impact of exchange rates.

          Handling charges, catering and other operating costs decreased by 0.4% compared with fiscal 2004 to £930 million, primarily due to the impact of exchange, partially offset by additional freighter and trucking costs, and the full year effect of the British Airways Holidays package business costs.

          Selling and marketing costs fell by 11.9% compared with fiscal 2004 to £488 million. The impact of the restructuring of travel agent commissions and the increase in online sales were partially offset by volume related costs.

          Accommodation, ground equipment costs and currency differences decreased by 12.7% compared with fiscal 2004 to £603 million. This was due to reductions in information management spend, property costs, legal costs and favorable exchange impacts of £55 million, primarily due to the impact of the weaker US Dollar on the balance sheet retranslation.

Geographical analysis

          See “Item 4 – Information on the Company – Segmental Information – Geographical Analysis” and Note 3 to the Financial Statements.

          Operating results improved in each area. For longhaul, this reflected increased revenue partially offset by rising costs, in particular fuel. In Europe, losses continued to fall due to continued focus on cost reductions – the total loss of £26 million compared to £60 million in fiscal 2004 includes an impairment charge of £16 million due to the planned retirement of the BAe 146 fleet.

Share of operating profit in associates

          British Airways’ share of operating profits from associated undertakings reduced by £17 million to £41 million during fiscal 2005, principally due to the sale of the investment in Qantas in September, 2004.

Profit/loss on disposal of fixed assets and investments

          Losses on disposals of fixed assets and investments for fiscal 2005 were £26 million, compared with losses of £46 million in fiscal 2004, which included an £83 million loss on disposal of dba.

          The losses on disposal in fiscal 2005 primarily reflect the disposal of the investment in Qantas in September, 2004 (£11 million).

Net interest payable

          Net interest expense for fiscal 2005 was £157 million, £43 million lower than in fiscal 2004. This included a credit relating to the revaluation of Yen debts (used to fund aircraft acquisitions) of £31 million, compared to a credit the previous year of £16 million. The revaluation — a non cash item required by standard accounting practice — results from the weakening of the Yen against Sterling.

          Excluding the revaluation, the improvement in interest expense reflected lower gross debt and exchange benefits offset in part by higher interest rates.

Other finance income and related fees

          Other finance income and related fees were £14 million in fiscal 2005. This compares to a credit of £13 million in fiscal 2004.

Taxation

          The analysis of the tax charge is set out in Note 11 to the Financial Statements.

          There is no tax payable in the UK either on operating results, as adjusted for taxation, or on profits on disposals as these are covered by tax losses from current and prior periods. During the year the Group has remitted profits to the UK from subsidiaries and associates including those in Australia and Spain. The UK tax charge arising on such profits has been offset partially by credits for taxes paid overseas and by other loss surrenders. The tax payable overseas relates principally to Australian tax payable on the disposal of the shareholding in Qantas.

Earnings per share

          For the twelve month period, profits attributable to shareholders were £251 million, equivalent to earnings of 23.4 pence per share, compared with earnings of 12.1 pence per share last year.

Aircraft fleet

          The number of Group aircraft in service at March 31, 2005 was 290, a reduction of one on the prior year. Aircraft returns to lessors comprised two Boeing 737-400 aircraft and one de Havilland Canada DHC-8. In addition, a Boeing 737-400 aircraft was stood-down pending return to the lessor. An Airbus A320 and two Boeing 737-400’s were sub-leased during the year. Deliveries comprised six Airbus A321 aircraft.

Capital expenditure

          During the three-year period ended March 31, 2005, capital expenditure and investments totaled approximately £937 million for the Group, principally related to the acquisition of aircraft and other equipment.

          The following table summarizes Group capital expenditure in the three-year period ended March 31, 2005:

	2005	2004	2003

	(£ million)
Aircraft, spares, modifications and refurbishments (net of refund of progress payments)	257	154	225
Property and equipment	37	67	95
Landing rights	32	14	32

	326	235	352
Investments	6	0	18

	332	235	370

          See Notes 13, 14 and 17 to the Financial Statements.

Working capital

          At March 31, 2005, net current liabilities were £136 million, down £95 million on last year. This change principally reflects lower creditors (£128 million) and an increase in debtors due to higher sales volumes, and a £12 million increase in cash, short-term loans and deposits, partially offset by the Convertible Capital Bonds that matured in June, 2005.

          Sales in advance of carriage increased from £859 million to £880 million.

          The Company believes its working capital is sufficient for its current requirements.

Cash flow

          Net cash inflow from operating activities totaled £1,192 million, an improvement of £99 million from last year primarily due to the improvement in operating profit partially offset by the impact of working capital movements.

          The net cash flow before management of liquid resources and financing was £1,181 million, an increase of £307 million from last year, primarily due to the sale proceeds of £427 million from Qantas.

Leases and other financing arrangements

          The following table sets out the movements in loans and capital obligations under finance leases and hire purchase arrangements for the three year period ended March 31, 2005 (see also Note 26 to the Financial Statements):

	Bank and other loans	Finance leases and hire purchase arrangements	Total

			2005	2004	2003

	(£ million)
Balance at April 1	1,225	4,491	5,716	6,689	7,401
New loans raised	116	—	116	81	13
Non-cash refinancing	—	(9)	(9)	(32)	—
Loans, finance leases and hire purchase arrangements undertaken to finance the acquisition of aircraft and other assets	—	12	12	97	221
Repayment of amounts borrowed	(168)	(1,103)	(1,271)	(915)	(797)
Effect of exchange rate changes	(5)	(67)	(72)	(204)	(149)

Balance at March 31	1,168	3,324	4,492	5,716	6,689

          Six Airbus A321 aircraft were delivered during the year. Two of the aircraft were financed through US Dollar mortgage loans; the remaining four aircraft were bought for cash. One Boeing 777-200 aircraft was sold and leased back for a period of ten years. This was the third of our Boeing 777-200 aircraft to be sold and leased back, helping to manage the Group’s residual value exposure to this aircraft fleet. Four Boeing 747-400 aircraft previously held on finance leases were purchased during the year.

          For the purposes of the financial statements foreign currency debt is translated into Sterling at year-end exchange rates. Gains and losses on translation are recognized in the profit and loss account except for changes in the Sterling value of US Dollar denominated debt that finances US Dollar denominated fixed assets. These gains or losses are taken to reserves, together with the differences arising on the translation of the related assets. The debt translation gain taken to reserves amounted to £21 million (2004: £169 million gain).

Net debt/total capital ratio

          Net debt at March 31, 2005 amounted to £2,922 million, a reduction of £1,236 million compared with fiscal 2004. This included convertible bonds of £112 million and is net of cash and short-term loans and deposits totaling £1,682 million.

          The net debt/total capital ratio stood at 42.7%, an 11.4 point reduction versus last year mainly due to the reduction in net debt. Including operating leases, net debt/total capital ratio was 48.2%, a 10.2 point reduction from last year.

Share capital

          The number of shares allotted, called up, and fully paid on March 31, 2005 was 1,082,903,000 (March 31, 2004: 1,082,845,000). On June 15, 2004, 39,000 ordinary shares were issued in exchange for 93,000 Convertible Capital Bonds 2005 on the basis of one ordinary share for every 2.34 Bonds held. During the year, 2,025,936 shares were issued on the exercise of options under Employee Share Option schemes.

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

          The operating expenditure for the year ended March 31, 2003 included a charge of £84 million relating to Concorde — the retirement of the Concorde fleet took place on October 24, 2003.

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

          The shorthaul result improved significantly on previous years – overall losses were halved to £60 million. However, new entrant growth on regional routes reduced British Airways CitiExpress results, triggering aggressive cost reduction initiatives. The shorthaul result also included a one-off £18 million charge relating to the withdrawal of the ATP fleet.

Share of operating profit in associates

          BA’s share of operating profits from associated undertakings improved by £19 million to £58 million during the year, principally due to improvement in the operating profits of Qantas.

          In April, 2003, Amadeus Global Travel Distribution took a 16.67% stake in Opodo. This resulted in the dilution of the Group’s shareholding from 22.86% to 19.05%, and a profit on deemed disposal of £5 million.

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

Net interest payable

          Net interest expense for fiscal 2004 was £200 million, £55 million lower than fiscal 2003. This included a credit relating to the revaluation of Yen debts (used to fund aircraft acquisitions) of £15 million, compared to a charge the previous year of £10 million. The revaluation — a non-cash item required by UK GAAP — results from the weakening of the Yen against Sterling.

          Excluding the revaluation, the improvement in interest expense reflected lower rates, a higher cash balance and lower gross debt, together with exchange benefits.

Other finance income and related fees

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

Leases and other financing arrangements

          The following table sets out the movements in loans and capital obligations under finance leases and hire purchase arrangements for the three-year period ended March 31, 2004 (see also Note 26 to the Financial Statements):

	Bank and other loans	Finance leases and hire purchase arrangements	Total

			2004	2003	2002

	(£ million)
Balance at April 1	1,332	5,357	6,689	7,401	7,043
New loans raised	81	—	81	13	495
Assumed from subsidiary acquired during the year	—	—	—	—	117
Non-cash refinancing	193	(225)	(32)	—	—
Loans, finance leases and hire purchase arrangements undertaken to finance the acquisition of aircraft and other assets	—	97	97	221	512
Repayment of amounts borrowed	(339)	(576)	(915)	(797)	(712)
Effect of exchange rate changes	(42)	(162)	(204)	(149)	(54)

Balance at March 31	1,225	4,491	5,716	6,689	7,401

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

Outlook

          For the year to March, 2006, total revenue is expected to improve by 4.5% – 5.5%, including the impact of both cargo and passenger fuel surcharges. Capacity and volumes are expected to increase by about 3% with total yield flat. Fuel costs, net of hedging, are expected to be about £450 million more than last year. As announced in our latest Business Plan, our focus is on preparing for the move to Terminal 5 in 2008, investing in products for our customers and continuing to drive simplification to deliver a competitive cost base.

          See the Introductory Note regarding forward looking statements and the discussion of Risk Factors in Item 3.

Other matters

Business Plan

          Against a target of £450 million of savings announced in the 2003/05 Business Plan (including the £300 million of external spend savings) £457 million was realized. The £300 million employee cost savings announced in the 2004/06 Business Plan is expected to be delivered by March, 2007.

          The 2005/07 Business Plan was announced on February 22, 2005 with the key elements being to ensure we are prepared for the move to Terminal 5 in 2008 (‘Fit for 5’), targeted investment in our product and people and a continued focus on building a competitive cost base.

British Airways CitiExpress

          British Airways CitiExpress continued to simplify its operation during 2004/05, building on the work started in 2003/04. Since 2001 aircraft numbers have fallen by 35 and types from nine to four - - a further five aircraft (and another fleet type) will be taken out in 2005/06. The number of bases has also been reduced from 15 in 2001 to eight at the end of March 2005. As a consequence of this simplification, operational performance is more robust, costs have fallen and financial results have improved. Further cost reductions are targeted in 2005/06.

Alliance benefits

          The oneworld alliance includes eight airline members: British Airways, Aer Lingus, American Airlines, Cathay Pacific, Finnair, Iberia, LanChile and Qantas. Co-operation across the alliance in a number of areas benefits the customer and increases the airlines’ effectiveness. oneworld offers a substantial package of customer benefits, including reciprocal reward and recognition programs, common lounge access, smoother transfers, increased customer support and greater value.

Qantas

          The relationship with Qantas, now in its twelfth year, is British Airways’ longest standing and deepest alliance relationship. Under the Joint Services Agreement (JSA) there is full strategic, tactical and operational co-operation on all of British Airways’ and Qantas’ flights that serve markets between the United Kingdom/Continental Europe and Southeast Asia/Australia. This co-operation continues to strengthen and provides customers with improved flight departure times, routings and value for money, offering the very best of customer service to all passengers. In February 2005, the Australian Competition and Consumer Commission extended permission for both carriers to co-operate in this way for a further five years. Application has also been made to the UK Office of Fair Trading and the EU competition authorities and their ruling is outstanding at this time

          British Airways and Qantas continue to co-ordinate sales and marketing activities worldwide and to share all costs and revenues on the JSA routes, giving both companies an incentive to improve the joint business.

          On September 9, 2004 the Group completed the sale of its 18.25% holding in Qantas through a book build sale of the shares, thereby reducing debt and continuing to strengthen our balance sheet. The sale realized gross proceeds of £427 million. The loss on disposal of £11 million includes a write-off of goodwill of £59 million previously set off against reserves.

Iberia

          In December 2004, British Airways and Iberia signed a Joint Business Agreement (‘JBA’) to establish profit-sharing on two routes, Heathrow-Madrid and Heathrow-Barcelona. This was accompanied by joint selling and the co-ordination of schedules on these routes from Summer 2005.

          British Airways and Iberia codeshare on more than 65 domestic and international routings. As well as all UK-Spain routes, this includes Iberia codesharing on services operated by British Airways franchise carriers GB Airways and Comair, and British Airways codesharing on services operated by Iberia franchise Air Nostrum. The airlines carried over 700,000 codeshare passengers during fiscal 2004/05.

          As at March 31, 2005 British Airways held an 8.76% stake in Iberia. Iberia’s profit before tax for the 12 months to December 31, 2004 (included in the fiscal March 31, 2005 result) was €283.2 million, compared to a profit before tax last fiscal year of €201.7 million.

Franchising

          As at March 31, 2005 there were six franchisees operating to 83 destinations, of which 65 are additional to the British Airways network. The franchise with Regional Airways was subsequently terminated in April 2005, leaving five British Airways franchisees — Comair, GB Airways, British Mediterranean, Loganair and Sun-Air of Scandinavia.

Pension Deficit

          Under FRS 17, the pension deficit after deferred tax increased by £205 million to £1.4 billion (due mainly to lower long-term interest rates), despite the doubling of company contributions to £250 million. The deficit is not consolidated into the accounts as we continue to report under SSAP 24. Next year, under International Financial Reporting Standards (IAS 19), the pension deficit will be included in the balance sheet. This will have a significant adverse impact on reserves (in particular distributable reserves).

Liquidity and investments

          The Group maintained high liquidity throughout the year. Cash generated from operations together with continued low capital expenditure and the disposal of our share in Qantas for £427 million, allowed us to make scheduled repayments of £542 million and to repay £729 million of debt early whilst maintaining the closing cash balances at last year’s level. Early debt repayment in 2004/2005 has been focused on aircraft leases where we have repaid the debt on 24 aircraft early; this increased the number of unencumbered aircraft to 70 at the year-end. The Group continually reviews liquidity requirements and will continue to repay debt early to utilize surplus liquidity.

          At March 31, 2005 the Group had at its disposal short-term loans and deposits and cash at bank and in hand amounting to £1,682 million (2004: £1,670 million). In addition, the Group had undrawn long term committed aircraft and general financing facilities totaling approximately US$460 million and undrawn uncommitted overdraft and money market lines totaling £46 million.

          The Group’s holdings of cash and short-term loans and deposits, together with committed general funding facilities and net cash flow, are expected to be sufficient to cover the cost of all outstanding firm aircraft deliveries.

          Surplus funds are invested in high quality short-term liquid instruments, usually bank deposits and money market funds. Credit risk is managed by limiting the aggregate exposure to any individual counterparty, taking into account its credit rating. Such counterparty exposures are regularly reviewed and adjusted as necessary. Accordingly, the possibility of material loss arising in the event of non-performance by counterparties is considered to be unlikely.

Management of financial and fuel price risks

          The Board of Directors sets the Treasury policies and objectives of the Group, and lays down the parameters within which the various aspects of treasury risk management are operated. The Board has approved a Treasury governance statement that outlines the Group’s policies towards management of corporate and asset financing, interest rate risk, fuel price risk, foreign exchange risk and cash and liquidity retention. The Treasury governance statement also lists the financial instruments that the Group’s treasury function is authorized to use in managing financial risks. The governance statement is under on-going review to ensure best practice in the light of prevailing conditions.

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

          Group Treasury implements the agreed policies on a day-to-day basis to meet the Treasury objectives in a risk averse though cost effective manner. These objectives include ensuring that the Group has sufficient liquidity to meet its day-to-day needs and to fund its capital investment program and other investments; deploying any surplus liquidity in a prudent and profitable manner; managing currency, fuel, interest rate and credit exposures to minimize group risk; and managing the Group’s relationship with a large number of banks and other financial institutions world-wide.

          See also “Item 11 – Quantitative and Qualitative Disclosures about Market Risk”.

Financing and interest rate risk

          Most of the Group’s debt is asset related, reflecting the capital-intensive nature of the airline industry and the attractiveness of aircraft as security to lenders and other financiers. These factors are also reflected in the medium to long-term maturity profiles of the Group’s loans, finance leases and hire purchase arrangements. The incidence of repayments is shown in Note 25 to the Financial Statements. Low capital expenditure has meant that the requirements for new financing have been limited. In April 2004, a Boeing 777 aircraft was sold and leased back. Other financing transactions have been met by the drawdown on existing committed facilities or from surplus liquidity.

          At March 31, 2005 approximately 80% of the Group’s borrowings (after swaps), net of cash, short-term loans and deposits, were at fixed rates of interest and 20% were at floating rates. This proportion of fixed rate borrowings has increased from 66% at March 31, 2004 as the Group chose to focus its early debt repayments on floating rate debt, leaving fixed rate debt intact.

          The Group’s borrowings are predominantly denominated in Sterling, US Dollars and Japanese Yen. Sterling represents the Group’s natural “home” currency, whilst a substantial proportion of the Group’s fixed assets are priced and transacted in US Dollars. The Japanese Yen liabilities arise as a result of the Group’s substantial Japanese cross-border hire purchase arrangements entered into during the period 1990 to 1999. Details of the currency mix of the Group’s gross borrowings are shown in Note 25 to the Financial Statements.

          See also “Item 11 – Quantitative and Qualitative Disclosures about Market Risk”.

Foreign currency risk

          The Group generates a surplus in most of the currencies in which it does business. The US Dollar can be an exception to this as capital expenditure, together with ongoing operating lease and fuel payments denominated in US Dollars, can create a deficit. In the year to March 31, 2005, the group had more US Dollar payments than US Dollar revenues, principally as a result of fuel purchased in US Dollars.

          As a result, the Group can experience adverse or beneficial effects arising from exchange rate movements. For example, the Group is likely to experience beneficial effects from a strengthening of foreign currencies and an adverse effect from a strengthening in Sterling. The Group seeks to reduce its foreign exchange exposure arising from transactions in various currencies through a policy of matching, as far as possible, receipts and payments in each individual currency. Surpluses of convertible currencies are sold, either spot or forward, for US Dollars or Sterling.

          The Group has substantial liabilities denominated in Yen, which consist mainly of purchase option payments falling due under various Japanese leveraged lease arrangements maturing between 2005 and 2011. The Group utilizes its stream of Yen traffic revenues as a natural hedge against these maturing Yen liabilities as they fall due. At times, the Group will also purchase and hold Yen as a partial hedge against future Yen maturities.

          The Group’s forward transactions in foreign currency are detailed in Note 36 to the Financial Statements.

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

          This strategy has moderated the impact of recent increases in the price of jet fuel and the company enters 2005/2006 with a substantial fuel hedging portfolio which was valued at $523 million at March 31, 2005.

Derivative financial instruments

          The company uses derivative financial instruments (derivatives) with off-balance sheet risk selectively for treasury and fuel risk management purposes. The Group’s policy is not to trade in derivatives but to use these instruments to hedge anticipated exposures.

          As part of its treasury risk management activities, the company has entered into a number of swap agreements in order to hedge its direct exposure to interest rates. The majority of these swaps are embedded in lease and loan agreements. A smaller number of interest rate swaps are not associated with specific loans and leases and are disclosed in Note 34 to the Financial Statements.

          Forward foreign exchange contracts and “collars” are used to cover near term future net revenues in a variety of currencies. Forward foreign exchange contracts outstanding at March 31, 2005 are summarized in Note 36 to the Financial Statements

          The company considers the purchase of interest rate, foreign exchange and fuel options as bona fide treasury exposure management activities. It would not generally contemplate the opening of new exposures by selling options, except where the risks arising from selling the option are covered by other elements of the hedging portfolio or underlying physical position, for example, as a component of a collar. Other treasury derivative instruments would be considered on their merits as valid and appropriate risk management tools and, under the treasury governance framework, require Board approval before adoption.

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

          See also “Item 11 – Quantitative and Qualitative Disclosures about Market Risk”.

Interest cover

          The Group’s interest cover for fiscal 2005 was 3.2 times. The increase in interest cover from fiscal 2004 (2.1 times) reflects the improvement in the profitability of the Group between fiscal 2005 and fiscal 2004 and a reduction in net interest payable. This reduction principally reflects the lower level of net debt of the Group.

          See Item 3 -footnote (3) on page 9 for the calculation of interest cover.

Debt and other contractual obligations

          The Group has amounts falling due, excluding interest payable, under various debt and other contractual obligations as follows:

		Payments due by period
	Total	Less than one year	1-3 years	3-5 years	More than 5 years
		(£ millions)
Long-term debt Obligations	1,168	63	168	203	734
Capital lease Obligations	3,324	384	767	777	1,396
Operating lease Obligations	2,119	172	272	163	1,512

Total	6,611	619	1,207	1,143	3,642

See also Notes 16 and 25 to the Financial Statements.

          Capital expenditure commitments authorized and contracted for, but not provided for in the Group’s fiscal 2005 Financial Statements, amounted to £143 million for the Group (2004: £347 million), and £142 million for the Company (2004: £346 million), in each case as at March 31, 2005. The outstanding commitments include £132 million which relates to the acquisition of Airbus A320 family aircraft scheduled for delivery over the next three years. It is intended that these aircraft will be financed partially by cash holdings and internal cash flow and partially through external financing, including committed facilities arranged prior to delivery.

Off-Balance Sheet Arrangements

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

          Under US GAAP the notional gains or losses derivatives are included within net income as the contracts have not been designated hedges under SFAS 133.

          See also “Item 11 – Quantitative and Qualitative Disclosures about Market Risk”.

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

          The total number of BA Miles outstanding at March 31, 2005 was 117,982,563,998 and the total number of AirMiles outstanding was 7,224,643,645. BA has recorded a liability for the awards relating to these mileage credits of £112 million.

          The number of frequent flyer RPKs as a percentage of total RPKs for the years ended March 31, 2005, 2004 and 2003 was 3.2%, 4.0% and 4.4%.

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

Tangible fixed assets

          The Group has a net book value of approximately £8.2 billion in aircraft, property, equipment and other tangible assets as of March 31, 2005. These assets are held at cost, subject to the property revaluations carried out on March 31, 1995, which are being retained in accordance with the transitional provisions of applicable accounting standards. The Group now, however, has a policy of not revaluing tangible assets. Depreciation is calculated to write off the cost or valuation, less the estimated residual value, on a straight-line basis. Changes to the Group’s policies relating to the revaluation of assets, estimation of useful lives, residual values or other policies could have a material effect on the presentation of the Group’s financial position and results of operations. Further information relating to the Group’s accounting for tangible assets is provided in Note 1 to the Financial Statements.

          The carrying value of tangible assets is reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable.

Goodwill and other intangible fixed assets

          Under UK GAAP, prior to April 1, 1998, goodwill arising on the acquisition of subsidiary undertakings, and investments in associated undertakings, was set off directly against retained earnings. From April 1,1998, goodwill has been capitalized and amortized over its useful economic life.

          Under US GAAP, in accordance with FAS 142 “Goodwill and Intangible Assets”, goodwill is capitalized and not amortized, but tested for impairment on an annual basis or on an interim basis when a triggering event occurs. As a result of the annual impairment test undertaken at March 31, 2003, the Group recognized at that date an impairment charge representing the outstanding balance of goodwill arising in respect of the acquisition of subsidiary undertakings.

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

          Under UK GAAP, actuarial valuations on the UK pension schemes are required to be carried out every three years – these determine the assumptions to be used and therefore the expense recorded in the profit and loss account. The latest actuarial valuations were made at March 31, 2003. Details of the assumptions used are included in Note 30 to the Financial Statements.

          Details of the US GAAP adjustment relating to pensions and other post-retirement benefits are included in Note 43 to the Financial Statements. Under US GAAP, the cost of providing pensions is attributed to periods of service in accordance with the benefit formulae underlying the pension plans. The resultant projected benefit obligation is matched against the current value of the underlying plan assets and unrecognized actuarial gains and losses in determining the pension cost or credit for the year; determination of this obligation is therefore important to the recorded amounts for such obligations on the balance sheet and to the amount of benefit expense in the profit and loss account. The assumptions used may vary from year to year, which may affect future results of operations. Any differences between these assumptions and the actual outcome will also affect future results of operations.

Effect of new US accounting standards required to be adopted in year to March 31, 2005

          There were no new US accounting standards required to be adopted in the year.

Impact of new US accounting standards not yet adopted

          In November, 2004, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 151 ‘Inventory Costs—an amendment of ARB No. 43, Chapter 4’ (“SFAS 151”). SFAS 151 clarifies the accounting treatment for certain types of overheads incurred in the production of inventory. Previously, these overheads were required to be expensed only when they met a criterion of being “so abnormal” as to justify this. SFAS 151 requires the allocation of fixed production overheads to inventory to be based on normal productive capacity, with unallocated overheads being expensed regardless of whether they meet the “so abnormal” criterion. SFAS 151 is effective for accounting periods beginning after June 15, 2005.The FASB does not anticipate significant changes in accounting treatments as a result of SFAS 151, which is intended to reduce differences with International Accounting Standards. Adoption of SFAS 151 is not anticipated to generate a material impact to the Group.

          In December, 2004, the FASB issued SFAS No. 152, ‘Accounting for Real Estate Time-Sharing Transactions—an amendment of FASB Statements No. 66 and 67’ (“SFAS 152”). The Statement references earlier guidance included in FASB Statement No. 66, ‘Accounting for Sales of Real Estate’ to AICPA Statement of Position (SOP) 04-2, ‘Accounting for Real Estate Time-Sharing Transactions’. SFAS 152 also amends Statement No. 67, Accounting for Costs and Initial Rental Operations of Real Estate Projects, highlighting that guidance therein that relates to incidental operations and costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. SFAS 152 is effective for accounting periods beginning after June 15, 2005. Adoption of SFAS 152 is not anticipated to generate a material impact to the Group.

          In December, 2004, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 153 ‘Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29’ (“SFAS 153”). SFAS 153 amended one of the exceptions to the principle that exchanges be based on the fair values of the items exchanged. SFAS 153 eliminated the exception provided for the nonmonetary exchange of similar productive assets, and replaced this with an exception for the nonmonetary exchange of items that lack commercial substance. SFAS 153 is effective for accounting periods beginning after June 15, 2005, and is intended to reduce differences with International Accounting Standards. Adoption of SFAS 153 is not anticipated to generate a material impact to the Group.

          In December, 2004, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 123(R) ‘Accounting for Stock-Based Compensation’ (“SFAS 123(R)”). SFAS 123(R) requires public entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). SFAS 123(R) is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. FAS 123(R) eliminates the alternative to use Opinion 25’s intrinsic value method of accounting, that was provided as an alternative option in Statement 123 as originally issued. The Group currently accounts for stock-based compensation using the intrinsic method and provides a pro forma disclosure in Note 43 of amounts that would arise under the fair value method. The effective date for implementation SFAS of 123(R) by public entities with a year end of March 31, is April 1, 2006. A program of work is underway in the Group to review the detailed provisions and implications of the Standard, and has yet to determine the impact of adopting its requirements on the financial statements.

          In May, 2005, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 154 ‘Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3’(“SFAS 154”). APB Opinion No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, and provides guidance where this is impractical. The Statement carries forward certain other guidance from Opinion 20, including the treatment of changes in estimate and the correction of errors. SFAS 154 is effective for accounting years beginning after December 15, 2005, and is intended to reduce differences with International Accounting Standards. SFAS 154 will be adopted on a prospective basis.

Impact of new UK accounting standards

          In December, 2003, the Urgent Issues Task Force (“UITF”) of the Accounting Standards Board issued Abstract 38 “Accounting for ESOP Trusts”. The effect of this UITF Abstract is to require investments held in an entity’s own shares through an ESOP trust to be treated as a deduction in equity rather than recorded as an asset. At March 31, 2005 the Group held £26 million of own shares, treated as a deduction from equity as required under the UITF Abstract.

International Financial Reporting Standards

          British Airways will prepare its March 31, 2006, consolidated financial statements under International Financial Reporting Standards (IFRS).

          The adoption of IFRS will result in changes to the presentation of the financial statements (including disclosures analysis) and to the amount and timing of the recognition of profits and losses, and assets and liabilities. The main impacts on BA will be as follows:

IAS 16 – Property, Plant and Equipment

          Major engine overhaul will be treated as a separate component within fixed assets and depreciated over the period to the next overhaul as opposed to expensing when incurred.

IAS 18 – Revenue Recognition

          The area impacted by this standard will be the two loyalty programs the Group operates – the BA Executive Club (BA Miles) and Air Miles Travel Promotions Limited (Air Miles). A portion of the revenue on the sale of BA Miles to third parties and on the sale of AirMiles will be deferred. The amount deferred will be dependent on the fair value of the miles sold.

IAS 19 – Employee Benefits (defined benefit pension schemes)

          On transition to IFRS, the full value of any pension surplus or deficit will appear on the balance sheet with the corresponding charge to reserves, net of deferred tax.

IAS 32 – Financial Instruments – Disclosure and Presentation

          IAS 32 was adopted on April 1, 2005 in line with the exemption under IFRS 1 to prepare the comparative period under IFRS without IAS 32. This standard does not have a material impact on British Airways.

IAS 39 – Financial Instruments, Recognition and Measurement

          IAS 39 was adopted on April 1, 2005 in line with the exemption under IFRS 1 to prepare the comparative period under IFRS without IAS 39. This standard impacts the accounting for a wide range of financial instruments, including those used as part of the Group strategy, for example fuel hedging. A new fuel hedging system has been implemented to measure the effectiveness of the fuel hedges. Based on our experience to date, our fuel hedges are largely effective.

IAS 12 – Taxation

          Deferred tax will be provided on temporary differences rather than timing differences as under UK GAAP. As a result, additional tax will be provided.

Item 6 — Directors, Senior Management and Employees

          During fiscal 2005 the business of BA was directed by a Board of Directors which reduced in number from 12 to 11 members. All Directors are subject to retirement every three years and are eligible for re-election by the shareholders. Significant changes to the membership of the Board took place at the Annual General Meeting on July 19, 2005. The Directors of BA immediately prior to the meeting (and their respective ages) were:

CHAIRMAN

Martin Broughton (58)
Board Member since May 2000, Deputy Chairman from November, 2003 becoming non-executive Chairman in July, 2004. Safety Review Committee and Chairman of the Nominations Committee. Martin Broughton is Chairman of the British Horseracing Board.

CHIEF EXECUTIVE

Roderick Eddington (55)
Executive Board member since 2000. Rod Eddington joined the airline as Chief Executive in May, 2000. He is a non-executive director of News Corporation and of John Swire & Son Pty Limited. Rod will be retiring from British Airways on September 30, 2005.

CHIEF EXECUTIVE DESIGNATE

William Walsh (43)
Executive Board Member since May 3, 2005. Formerly Chief Executive of Aer Lingus, he is a non-executive director of Fyffes Plc.

CHIEF FINANCIAL OFFICER

John Rishton (47)
Executive Board member since September, 2001. Having originally joined the airline in 1994, John Rishton was appointed as Chief Financial Officer in September, 2001. He is a non-executive director of Allied Domecq PLC.

DIRECTOR OF CUSTOMER SERVICE AND OPERATIONS

Michael Street OBE (57)
Executive Board member since December, 2000. Mike Street has been Director of Customer Service and Operations since 1997. He sits on the Council of Buckinghamshire Chiltern University College and is a director and trustee of The ACT Foundation Limited. He is a non-executive director of WSH Group Ltd and Kempton Park Racecourse Company Limited. Mike will be retiring from British Airways on September 30, 2005.

NON-EXECUTIVE DIRECTORS

Maarten van den Bergh (63)
Independent non-executive director since 2002 and senior independent non-executive director since July, 2004. Audit, Nominations and Remuneration Committees. He is Chairman of Lloyds TSB Group Plc and a non-executive director of BT Group plc, Royal Dutch Shell PLC and a member of the Supervisory Board of Akzo Nobel, having previously been President of Royal Dutch Petroleum Company and Vice-Chairman of the Committee of Managing Directors of the Royal Dutch/Shell Group of companies.

Dr Ashok Ganguly (69)
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

Captain Michael Jeffery (60)
Non-executive director since October, 2001. Chairman of the Safety Review Committee. Captain Jeffery was Director of Flight Operations from 1995 until his retirement from British Airways in June, 2001. He was a member of the West Michigan University College of Aviation Advisory Board until June, 2005.

Denise Kingsmill (58)
Independent non-executive director since November, 2004. Audit and Safety Review Committees. Until December, 2003, she chaired the Department of Trade and Industry’s accounting for people task force and was deputy chairman of the Competiton Commission. She is also non-executive director with the Home Office and chairs the advisory forum for Laing O’Rourke plc.

Dr Martin Read (55)
Independent non-executive director since May, 2000. Chairman of the Remuneration Committee. Martin Read is Group Chief Executive of LogicaCMG plc and a non-executive director of the Boots Group PLC.

Alison Reed (48)
Independent non-executive director since December, 2003. Chairman of Audit Committee. Alison Reed left Marks & Spencer plc, where she was Group Finance Director, at the end of April, 2005 and became the Group Finance Director of Standard Life on June 13, 2005.

Lord Renwick of Clifton (67)
Independent non-executive director since 1996. Remuneration and Safety Review Committees. Previously British Ambassador to the United States and to South Africa. He is Vice Chairman Investment Banking of J P Morgan Europe, Chairman of Fluor Ltd, director of BHP Billiton, SABMiller Plc, Compagnie Financiere Richemont AG and a Trustee of The Economist.

Board Committees

          The Audit Committee meets at least quarterly under the chairmanship of Alison Reed and consists solely of independent non-executive directors. At the beginning of the year the members were Martin Broughton, Maarten van den Bergh, Ashok Ganguly, and Alison Reed, who succeeded Martin Broughton as chairman of the Committee on July 20, 2004, the date on which Martin Broughton left the Committee on becoming Chairman of the Company. Denise Kingsmill joined the Committee on November 1, 2004. The external and internal auditors, the General Counsel and the Company Secretary normally attend meetings of the Committee and have rights of access to it. Executives attend as required. In addition, the Committee has held closed meetings and has also met privately with each of the external and internal auditors. The Committee reviews the company’s financial statements to ensure that its accounting policies are the most appropriate to the company’s circumstances and that its financial reporting presents a balanced and understandable assessment of the company’s position and prospects. It also keeps under review the company’s system of internal control, including compliance with the company’s codes of conduct and the scope and results of the work of internal audit and of external audit, together with the independence and objectivity of the auditors. The Committee is responsible for overseeing the performance, as well as the objectivity and independence, of the auditor which it does by requiring reports from the auditor, a requirement to pre-approve fees for non-audit work and by ensuring that fees for non-audit work remain lower than those for audit work. The Committee is also responsible for oversight of the company’s policy on whistleblowers and the Risk Group (see Internal Control below).

          The Nominations Committee meets at least once a year, and additionally if required, to consider the balance of the Board’s membership, to identify any additional skills or experience which might enhance the Board’s performance, and to interview candidates and recommend appointments to or, where necessary, removals from, the Board. The Committee also reviews the performance of any director seeking re-election at the forthcoming annual general meeting. The Committee’s remit also includes review of corporate governance. On July 20, 2004 Lord Marshall retired as Chairman of the company and of the Nominations Committee. The process which resulted in the selection of the new chairman on November 7, 2003, was led by Maarten van den Bergh. From July 20, 2004, Martin Broughton has chaired the Committee and its other members are Maarten van den Bergh and Martin Read. No member of the Committee participates in any discussion of his or her own performance.

          The Remuneration Committee of the Board meets at least twice a year and additionally if required to determine the company’s policy on remuneration for the executive directors, senior executives below Board level, the Chairman and the Company Secretary, to review that remuneration and to consider and decide grants under the company’s long term incentive plans. The Committee consists solely of independent non-executive directors and is chaired by Dr Martin Read, its other members were Martin Broughton (until July 20, 2004), Lord Renwick (from July 20, 2004) and Maarten van den Bergh. No director is involved in deciding his or her own remuneration. The fees for the non-executive directors are fixed by the executive directors on the recommendation of the Chairman.

          The Safety Review Committee meets at least five times per year under the chairmanship, in the year under review, of Captain Michael Jeffery, a former Director of Flight Operations. Its other members were Martin Broughton, (until July, 2004) Baroness O’Cathain (until December, 2004), Dr. Ganguly, Lord Renwick and, from November, 2004, Denise Kingsmill. The Committee considers matters relating to the operational safety and security of the airline and subsidiary airlines as well as health and safety issues. The Committee is advised by an external expert, Sir Michael Alcock GCB KBE FREng.

Service Contracts of Executive Directors

          Each of the three executive directors who served during the year under review has a rolling contract with a one-year notice period. As a matter of policy, in the event of new external appointments, the length of service contracts would be determined by the Remuneration Committee in the light of the then prevailing market practice. However, the Remuneration Committee recognises that, in some cases, it may be necessary to offer a contract with a notice period in excess of one year in order to attract a new executive director. In these circumstances, the Remuneration Committee acknowledges that the notice period should reduce to one year after the initial period in accordance with paragraph B.1.6 of the Combined Code. There is no express provision for compensation payable upon early termination. The service contract for Willie Walsh provides for an initial notice period of two years reducing month-by-month to a period of one year. The Company’s Commercial Director, Martin George, was elected a director by shareholders at the Annual General Meeting on July 19, 2005. He also has a rolling contract with a one year notice period. The service contracts include the following terms:

Executive Director	Date of contract	Unexpired term/notice period

Rod Eddington	July 7, 2000	retiring on September 30, 2005

Mike Street	July 1, 2001	retiring on September 30, 2005

John Rishton	September 1, 2001	terminable on 12 months notice

Willie Walsh	March 8, 2005	terminable on 12 months notice after the first year

Martin George	February 1, 1997	terminable on 12 months notice

Service Agreements of Non-Executive Directors

          Except where appointed at a general meeting, directors stand for election by shareholders at the first annual general meeting following appointment and stand for re-election every three years thereafter under Article 87. There is no express provision for compensation payable upon early termination. None of the Chairman or the non-executive directors has any right to compensation on the early termination of their appointment. The letters of engagement for the Chairman and the non-executive directors, were reviewed after the publication of the revised Combined Code and new letters of engagement were entered into in March, 2004, copies of which have been filed as exhibits to the Company’s annual report on Form 20-F and are also available at www.bashareholders.com. As at the end of the Annual General Meeting held on July 19, 2005, the dates of the Chairman’s and current non-executive Directors’ appointments are as follows:

Non-executive	Date of appointment	Date of election/ last re-election	Expires at the Annual General Meeting in

Martin Broughton	May 12, 2000	July 15, 2003	2006
Maarten van den Bergh	July 16, 2002	July 19, 2005	2008
Denise Kingsmill	November 1, 2004	July 19, 2005	2008
Dr Martin Read	May 12, 2000	July 15, 2003	2006
Alison Reed	December 1, 2003	July 20, 2004	2007
Ken Smart	July 19, 2005	July 19, 2005	2008
Baroness Symons	July 19, 2005	July 19, 2005	2008

          In addition to Rod Eddington, Willie Walsh, John Rishton, Mike Street and Martin George above, the executive officers of the BA Group listed below each have service contracts.

Robert Boyle (40), Director of Commercial Planning. Joined the airline in 1993 in Corporate Finance, becoming General Manger, Network Development in 1998, taking on responsibility for Fleet Planning in 2002.

Paul Coby, (49), Chief Information Officer. Joined the airline in 1996 as Im Systems Supply Board Manager becoming Chief Information Officer in 2000.

Lloyd Cromwell Griffiths, (60), Director of Flight Operations. Joined the airline in 1973 as a pilot becoming Director of Flight Operations in 2001.

Alan McDonald, (55), Director of Engineering. Joined the airline in 1966 as an Apprentice Engineer becoming Director of Engineering in 2001.

Roger Maynard, (62), Director of Investments and Alliances. Joined the airline in 1987 as Vice-President Commercial Affairs North America, becoming Director of Corporate Strategy in May 1991.

Neil Robertson, (52), Director for People. Joined the airline in 1976 as a graduate trainee becoming Director for People in 2002.

Robert Webb QC, (56), General Counsel. Joined the airline in 1998 and has responsibility for Legal, Government and Industry Affairs, Safety, Security, Risk Management, Community Relations and the Environmental departments of the airline.

Alan Buchanan, (47), Company Secretary. Joined the airline in 1990 as Principal Legal Adviser Finance becoming Company Secretary in April 2000.

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

Compensation of Directors and Officers

          The remuneration of the executive Directors for the year ended March 31, 2005 was:

	Rod Eddington	John Rishton	Mike Street

	2005	2005	2005

	(£’000)
Basic salary	592	340	345
Bonus	300	110	86
Taxable benefits*	25	16	22

Total	917	466	453

*	Taxable benefits include a company car or cash equivalent, fuel, private health insurance and personal travel.

          The remuneration of the three executive directors has been adjusted as reflected above from the amounts listed in the previously filed service contracts.

          The remuneration (fees and taxable benefits) paid to non-executive directors for the year ended March 31, 2005 were:

	2005
	Fee	Taxable benefit*

	(£’000)

Martin Broughton	208	21
Maarten van den Bergh	38	0
Dr. Ashok Ganguly	35	0
Captain Michael Jeffery	48	15
Denise Kingsmill (1)	15	1
Dr Martin Read	37	0
Alison Reed	37	0
Lord Renwick	33	1

Total	451	38

* Taxable benefits include a company car or cash equivalent, fuel, private health insurance and personal travel.
(1)	Appointed to the Board of Directors in November, 2004.

          The Chairman’s fee is determined by the Remuneration Committee. Fees for the non-executive directors are determined by the executive directors on the recommendation of the Chairman. At the beginning of the year in question, the fees were £27,500 per annum plus £600 for each Board Committee separately attended. The fees were subsequently reviewed in September, 2004, having last been reviewed in April, 2001. From October 1, 2004 the fees were £35,000 per annum, with the chairmen of the Audit and Remuneration Committees and the senior independent non-executive director each receiving £7,500 per annum in addition to these fees. No other fees are now paid for attendance at Board committees. The current Chairman of the Safety Review Committee receives £15,000 in addition to these fees and is provided with a company car and fuel. The Chairman and the non-executive directors are not eligible to participate in the long term incentive plans. Their fees are not pensionable.

They are also eligible for non-contractual travel concessions. Captain Jeffery, being a former executive of the company, is in receipt of a pension under the Airways Pension Scheme. As a former executive, Captain Jeffery retained conditional share options under the long term incentive plan, granted whilst he was serving as an executive of the company, however, these lapsed on April 1, 2005.

          For 2005, the aggregate compensation paid or accrued (excluding pension benefits) by BA to all members of the Board of Directors and its other executive officers named above during the year for services in all capacities was £2,524,084. Also during fiscal 2005, pension contributions of £366,951 were paid for the benefit of members of the Board of Directors and BA’s other executive officers. For the year ended March 31, 2005 Rod Eddington earned an annual pension of £24,074, John Rishton earned an annual pension of £19,789, and Mike Street earned an annual pension of £13,374.

          The Company has three main pension schemes. Two of these, Airways Pension Scheme (APS) and New Airways Pension Scheme (NAPS), are defined benefit schemes and are closed to new members. The new scheme, British Airways Retirement Plan (BARP) is a defined contribution scheme. Rod Eddington and John Rishton are members of both the New Airways Pension Scheme (NAPS) and an unfunded unapproved retirement scheme which, under the terms of their service contracts, will provide a total retirement benefit equivalent to 1/30th and 1/56th respectively of basic salary for each year of service. Mike Street is a member of NAPS which will provide 1/56th of pensionable pay for each year of service and Willie Walsh is a member of BARP.

Share Ownership

          The interests in shares held by the Directors as of March 31, 2005 were as follows:

	British Airways Plc Ordinary Shares

	March 31, 2005	April 1, 2004	% of issued share capital

Martin Broughton	24,090	24,090	0.002
Rod Eddington	—	—	0.000
Mike Street	6,678	6,678	0.000
John Rishton	2,039	2,039	0.000
Maarten van den Bergh	2,000	2,000	0.000
Dr. Ashok Ganguly	104	104	0.000
Captain Michael Jeffery	2,624	2,624	0.000
Denise Kingsmill	—	—	0.000
Dr Martin Read	8,000	8,000	0.000
Alison Reed	10,000	—	0.000
Lord Renwick	32,014	32,014	0.002

Total	87,549	77,549	0.010

          No Director has any interest in the share capital of any of the Company’s subsidiaries.

          In addition to the Directors, as detailed below, the executive officers of BA held interests in 4,041,799 options as of June 30, 2005

Options to Purchase Securities from Registrant or Subsidiaries

          As of June 30, 2005 employees of the Company held options to purchase 54,163,811 Ordinary Shares at exercise prices ranging between 157p and 465p per Share.

          The following Directors held options to purchase ordinary shares of British Airways Plc granted under the British Airways Share Option Plan 1999, as at June 30, 2005. Options awarded under the 1999 plan are subject to a performance condition as detailed below. The interests in options held by the Directors as of June 30, 2005 were as follows:

	Date of grant	Number of options	Exercise price		Exercisable for seven years from	Expiry Date

Rod Eddington	May 26, 2000	138,888	360	p	May 26, 2003	May 26, 2010
	June 26, 2001	163,551	321	p	June 26, 2004	June 26, 2011
	July 1, 2002	290,055	181	p	July 1, 2005	July 1, 2012
	June 25, 2003	350,318	157	p	June 25, 2006	June 25, 2013
	June 25, 2004	216,221	262	p	June 25, 2007	June 25, 2014

Total		1,159,033

John Rishton	August 26, 1999	21,852	394	p	August 26, 2002	August 26, 2009
	June 28, 2000	31,578	380	p	June 28, 2003	June 28, 2010
	June 26, 2001	70,093	321	p	June 26, 2004	June 26, 2011
	July 1, 2002	124,309	181	p	July 1, 2005	July 1, 2012
	June 25, 2003	191,082	157	p	June 25, 2006	June 25, 2013
	June 25, 2004	117,938	262	p	June 25, 2007	June 25, 2014
	June 23 2005	126,811	276	p	June 23 2008	June 23 2015

Total		693,539

Mike Street	August 26, 1999	71,903	394	p	August 26, 2002	August 26, 2009
	June 28, 2000	75,605	380	p	June 28, 2003	June 28, 2010
	June 26, 2001	95,015	321	p	June 26, 2004	June 26, 2011
	July 1, 2002	168,508	181	p	July 1, 2005	July 1, 2012
	June 25, 2003	203,821	157	p	June 25, 2006	June 25, 2013
	June 25, 2004	125,801	262	p	June 25, 2007	June 25, 2014

Total		740,653

          Other than those options granted in June 2004, the performance condition attached to the options listed above requires the Remuneration Committee to be satisfied that there has been an increase in the earnings per share (EPS) of the company which is at least four per cent per annum more than the increase in the retail price index during any period of three consecutive financial years within the life of the grant. EPS is calculated as set out in the Statement of Investment Practice No. 1 of the Institute of Investment Management and Research (IIMR) as this is a recognised method in the market. In addition, the Remuneration Committee imposed a threshold of 17.3 pence as the minimum base year EPS before any such increase could qualify towards meeting the performance condition. The threshold was first introduced by the Remuneration Committee in 2000 because EPS in the financial year ending March 31, 2000 was negative, the Committee having determined that it would be inappropriate to attempt to measure EPS from a negative base year. The threshold was altered from 20.8 pence in the financial year 2002/03 to reflect the adoption of FRS 19 ‘Deferred Tax’.

          For options granted in June 2004 and June 2005, there is a single opportunity to re-test performance over four years from the same fixed base.

          No gains were made on the exercise of share options during the year under review.

          The following Directors held conditional awards of options over Ordinary Shares of British Airways Plc granted under the British Airways Long Term Incentive Plan 1996:

          The conditional awards of options held by the Directors as of June 30, 2005 were as follows:

	Date of award	Number of conditional awards

Rod Eddington	June 8, 2001	35,700
	June 9, 2003	294,643
	June 16, 2004	166,618

Total		496,961

Mike Street	June 8, 2001	20,740
	June 9, 2003	171,429
	June 16, 2004	96,941

Total		289,110

John Rishton	June 8, 2001	15,300
	June 9, 2003	160,714
	June 16, 2004	90,882

Total		266,896

          In relation to awards made in 2000 and 2001, one third of each individual award may vest at the end of the third, fourth and fifth financial years from the year of the grant if the performance of the company, measured by TSR from the year of the grant through to the end of the year in question, places the company at or above the median percentile when compared with the TSR for each of the companies in the FTSE100 index. In relation to awards made from 2002 onwards the whole of the award may vest on the third anniversary of the start of the financial year in which the award was made. If the company’s TSR for the period to that financial year end is at or below the 50th percentile, no awards will vest. If the company’s TSR for the period is at the 50th percentile, 30 per cent of the award (or one third portion in the case of awards in 2000 and 2001) will vest. If the company’s TSR is at the 75th percentile, 65 per cent of the award (or one third portion in the case of awards in 2000 and 2001) will vest. For performance between 50th and 75th percentile, the number of options will be determined on a straight-line basis. If the company’s TSR for the period is at the 90th percentile all of the award (or one third portion in the case of awards in 2000 and 2001) will vest. For performance between 75th and 90th percentile, the number of options will be determined on a straight line basis.

          No payment is due upon exercise of options. Options are exercisable for seven years from vesting. All grants of options are subject to the Remuneration Committee being satisfied that the company’s overall financial performance justifies the grant of an option.

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

          Grants made in 1996, 1997, 1998, 1999, 2000 and 2002 failed to achieve the required TSR performance condition and have now lapsed.

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

          No awards may be made under the Incentive Plan after the tenth anniversary of the date of the approval of Plan rules by the Company. The Remuneration Committee has determined that no further awards will be made under the Plan – see “Item 6 Directors, Senior Management and Employees – New long term incentive arrangements”.

British Airways Share Option Plan 1999

          The Plan enables the Remuneration Committee to grant options to acquire ordinary shares in the company or British Airways’ ADS at an option price in Sterling or (in the case of ADS) in US dollars which is not less than the market value of the shares on the date of grant and, where shares are to be subscribed, their nominal value (if greater). No payment is due upon the initial grant of options. An individual’s participation is limited so that the aggregrate value of the shares over which options are granted in any one year will not exceed basic salary. Exercise of options is subject to a performance condition, the aim of which is to link the exercise of options to sustained improvements in the underlying financial performance of the Company. The performance condition used in the year under review and preceding years required the Remuneration Committee to be satisfied that there has been an increase in the earnings per share (EPS) of the Company which is at least four per cent 4% per annum more than the increase in the retail price index during any period of three consecutive financial years within the life of the grant. EPS is calculated as set out in the Statement of Investment Practice No. 1 of the Institute of Investment Management and Research as this is a recognizsed method in the market. In addition, the Remuneration Committee has imposed a threshold of 17.3 pence as the minimum base year EPS before any such increase could qualify towards meeting the performance condition. The Remuneration Committee selected the performance condition because it is challenging and aligned to shareholders interests. Performance against the condition is assessed by calculating EPS growth of the Company to see if it exceeds the minimum performance required. The threshold was first introduced by the Remuneration Committee in 2000 because EPS in the financial year ended March 31, 2000 was negative, the Committee having determined that it would be inappropriate to attempt to measure EPS from a negative base year. The threshold was altered from 20.8 pence in the financial year 2002/03 to reflect the adoption of FRS 19 ‘Deferred Tax’. No gains were made on the exercise of share options during the year under review. In relation to grants to be awarded under the plan during 2004/05, the Remuneration Committee has determined that the performance condition and the EPS threshold should remain unchanged. If the performance condition is not satisfied over the initial three- year period, there will be a single retest after a further year which will measure performance of the Company over the four- year period commencing with the year in which the grant was made. This retest wasretained, after consultation with major shareholders, in order to recognize the highly cyclical nature of the Company’s EPS and the continued use of 17.3 pence as the minimum base year EPS, which represents a challenging performance hurdle.

British Airways Savings-Related Share Option Scheme 1996

          Set out below is a summary of the principal features of the British Airways Savings-Related Share Option Scheme 1996 (“Savings-Related Scheme”). The plan was last operated in the year ended March 31, 2000 and the resultant options became exercisable in June 2003 and remained exercisable for six months. The Company expects to launch a new operation of the plan when the commercial environment is appropriate, however, there are no options outstanding under the scheme at present.

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

          Options are normally exercisable for a six- month period following the bonus date under the relevant savings contract. If the option is not exercised within this six- month period, the option will lapse. Options may also, however, be exercised early in certain circumstances, for example on the option holder ceasing to be an employee due to death, injury, disability, redundancy, retirement or following change of control of the employing company and in the event of a takeover or winding-up of the Company. Exercise is also allowed where the employee leaves, if the option has been held for more than three years. If any option is exercised early, the option holder may only use the savings made under the savings contract (together with any interest) at that time to exercise the option.

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

British Airways All Employee Share Ownership Plans

          In July, 2000, the Company obtained shareholders’ approval to implement any aspect of the new all employee share plans now known as share incentive plans. The approval permits the Company to operate a partnership share plan which would allow employees in the UK to buy shares from their pre-tax salary and would allow the Company to give matching or free shares to those participants in the share plan. Financial limitations would apply to any new plan. The Company intends to launch the new plans when the commercial environment is appropriate.

          For further information regarding the Company’s employee share schemes, see Note 29 to the Financial Statements.

New long term incentive arrangements

          No further grants will be made under the Long Term Incentive Plan, which has operated since 1996. It provided for conditional awards of shares worth up to 75% of salary each year, subject to a Total Shareholder Return condition measured against the companies comprising the FTSE100. In its place, the company proposes to introduce a Performance Share Plan, which was approved by shareholders at the annual general meeting on July 19, 2005, it is intended that awards will be made following the annual general meeting. The Committee considers that Performance Shares are more appropriate than share options since they should provide a more effective link between performance and reward and they are less volatile.

          For awards in 2005, performance conditions applying to 50% of the award will be subject to Total Shareholder Return (“TSR”) and the remaining 50% of the award will be subject to operating margin performance.

          The Committee considers that TSR is an appropriate measure of performance and will determine a significant part of the long-term incentive programme. Under the current Long Term Incentive Plan British Airways’ TSR performance is measured against the FTSE100. Generally there is a poor correlation between the performance of the airline industry and the FTSE100. The Remuneration Committee considers that measuring TSR performance against other airlines would be a more effective incentive and should provide a better link between pay and performance. Accordingly, the Company’s TSR performance will be compared against that of Air Canada, Air France, Air New Zealand, Alitalia, All Nippon Airlines, Iberia, Lufthansa, Northwest Airlines, Qantas Airways, Ryanair, American Airlines, Cathay Pacific, Continental Airlines, Delta Airlines, EasyJet, SAS, Singapore Airlines, South West, United Airlines and US Airways. The Leadership Team of British Airways is increasingly comparing British Airways’ performance to that of competitor airlines in order to establish a clear picture of their relative performance within the aviation industry. This will remain a key aspect of performance benchmarking for the foreseeable future, particularly in the light of anticipated industry consolidation, along with the advent of “open skies” arrangements.

          The vesting of the other 50% of the Performance Shares will be determined by British Airways’ operating margin performance. This will measure average annual operating margin over the three-year performance period. Averaging the annual operating margin over the three years is considered appropriate, since this means that all years are included in the calculation, thus rewarding sustained performance throughout the performance period.

          Operating margin is defined as Operating Profit/(Loss) divided by Turnover and is the key measure of financial performance in British Airways. The central corporate financial target, which was first approved by the Board under the “Future Size and Shape” review, is a long-term operating margin of 10%. The initial target range proposed represents a challenging performance condition which is aligned to British Airways’ objective of delivering a 10% operating margin across the business cycle.

          Details of the comparator group for TSR performance (and vesting schedule) together with the range of operating margin targets are contained in the Notice of Annual General Meeting.

Employees

          In fiscal 2005, the Group employed an average of 49,490 employees and employee costs represented approximately 31% of total Group operating expenses. Employee ownership in the Company is encouraged. As at June 16, 2005, some 50% of employees owned 1.67% of the Company’s shares.

          The following table sets forth information regarding the Company’s employees:

Fiscal Year	Average Number of Employees	Employee costs as a percentage of total Group operating expenditure

2005	49,490	31%
2004	51,939	30%
2003	57,014	28%
2002	61,460	28%
2001	62,175	27%

          In 2005, approximately 86% of the Company’s employees were based in the UK with the remainder based abroad, principally in Continental Europe and North America.

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

Pensions

          The actuarial valuation of Airways Pension Scheme (APS) and New Airways Pension Scheme (NAPS) as at March, 2003 showed that the £820 million surplus in APS at the last valuation at March, 2000 has fallen to a surplus of £45 million and the NAPS deficit at March, 2000 has risen from £221 million to £928 million at March, 2003.

          Prior to the 2003 valuation, the Company paid around £118 million a year into NAPS. As a result of the valuation, contributions to NAPS have increased by £107 million to about £225 million a year. Contributions to APS were previously nil, and have increased to about £26 million per year. This effectively increased the Company’s UK labor costs by some 9%.

          APS has been closed to new members since March 31, 1984 and NAPS closed to new members on March 31, 2003. The defined contribution plan for UK employees, the British Airways Retirement Plan (BARP), commenced on April 1, 2003. The number of employees who have joined BARP as at March 31, 2005 was 2,701.

Item 7 — Major Shareholders and Related Party Transactions

          No material transactions between BA and its Directors and officers have been entered into in the year ended March 31, 2005 See “Item 6 — Directors, Senior Management and Employees – Service Contracts of Executive Directors” for a description of certain service contracts.

          There were no loans or credit transactions with Directors or officers of the Company during the year which would be required to be disclosed in accordance with the requirements of the Companies Act or the requirements of SEC Form 20-F.

          As far as is known to the Company, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government or any other entity or person.

          As at June 30, 2005 the following companies held 5% or more of the issued share capital of the Company, these shareholders having the same voting rights as all shareholders:

	2005		2004		2003

Shareholder	Percentage of issued capital held	Number of shares held	Percentage of issued capital held	Number of shares held	Percentage of issued capital held	Number of shares held

Franklin Resources Inc	5.94	64,276,358	5.91	64,098,448	7.03	76,108,893

Barclays PLC	5.01	65,532,098	5.07	54,997,945	N/A	N/A

          As of June 30, 2005 the Directors and the Officers of the Company, listed on pages 48, 49, 50 and 51 as a group had a beneficial interest in 117,792 Ordinary Shares, which represents approximately 0.10% of the total issued share capital of the Company. See “Item 6 — Directors, Senior Management and Employees – Share Ownership”.

          As far as is known to the Company, no arrangements exist, the operation of which may at a subsequent date result in a change in control of the Company.

          On June 30, 2005, 7,121,987 ADS (equivalent to 71,219,870 Ordinary Shares or 6.30% of the total Ordinary Shares outstanding) were held by 2,966 holders in the United States.

Item 8 — Financial Information

Consolidated Statements and Other Financial Information.

          See “Item 18 — Financial Statements”.

Dividends(1)

	Year ended March 31
	2005		2004		2003		2002		2001

Pounds Sterling
Interim	0.00	p	0.00	p	0.00	p	0.00	p	5.10	p
Final	0.00	p	0.00	p	0.00	p	0.00	p	12.80	p

Total	0.00	p	0.00	p	0.00	p	0.00	p	17.90	p

US Dollars(1)
Interim	$0.00		$0.00		$0.00		$0.00		$0.07
Final	$0.00		$0.00		$0.00		$0.00		$0.18

Total	$0.00		$0.00		$0.00		$0.00		$0.25

(1)	Dollar amounts are translated at the Noon Buying Rate for pounds Sterling at each of the respective payment dates.

          Dividends are set forth in the above table under the year to which they relate rather than the year in which they were paid. Dividends shown have not been increased by certain tax credits relating to dividend payments as discussed under “Item 10 — Additional Information — Tax”.

          In fiscal year 2005, no interim dividend was paid and the Board of Directors has recommended that no final dividend be paid, due to the financial conditions faced by the Company. Future dividends will be dependent upon the Company’s cash flow, earnings, financial condition and other factors. The compulsory adoption of International Accounting Standards from April 1, 2005 will also impact the Company’s ability to pay a dividend in the foreseeable future due to the material reduction of distributable reserves from applying the new accounting policies.

          When financial and legal conditions allow, the Directors expect, in respect of subsequent years, to declare an interim dividend and to recommend a final dividend which will normally be payable in January and July, respectively. Final dividends are subject to approval by the shareholders of the Company at its annual general meeting.

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

Significant Changes

          There have been no significant changes since, March 31, 2005, the date of the Financial Statements included in Item 18 of this report, other than the Convertible Capital Bond maturity which gave rise to approximately a 4.4% increase in the issued share capital.

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

	Ordinary Shares		ADS
	High	Low	High	Low

	(Pence)		(US Dollars)
Five-year data on an annual basis

Year Ended March 31

2001	463	265	67.87	39.25
2002	387	139	54.94	20.3
2003	244.75	86	35.5	14.4
2004	332.25	105.5	61.49	16.63
2005	305.25	199.5	55.75	36.10

Two-year data on a quarterly basis
2004

First Quarter	169.25	105.5	28.31	16.63
Second Quarter	206	147.75	33.10	25.07
Third Quarter	249	171.5	42.45	28.22
Fourth Quarter	332.25	229.5	61.49	41.37
2005
First Quarter	305.25	243.25	55.75	43.08
Second Quarter	278.75	205.5	51.00	37.35
Third Quarter	235	199.5	45.61	36.10
Fourth Quarter	286.5	231	54.11	43.39
Six-month data on a monthly basis
January	265.75	231	50.25	43.39
February	286.5	267.5	54.11	50.25
March	281	263.25	54.01	49.13
April	273.75	236.25	51.55	44.84
May	277	243.5	50.82	45.73
June	280.75	260.75	50.91	46.80

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

Memorandum and Articles of Association

          The following summarizes certain material rights of holders of the Company’s Ordinary Shares under the provisions of the Company’s Memorandum and Articles of Association and English law. This summary is qualified in its entirety by reference to the Companies Act and the Company’s Memorandum and Articles of Association. Copies of the Company’s Memorandum and Articles of Association have been filed as exhibits to the Company’s annual report on Form 20-F and are also available at www.bashareholders.com. At the Annual General Meeting on July 19, 2005, shareholders approved changes to the Articles of Association relating to the

Company’s adoption of IFRS and to new regulations and legislation regarding treasury shares and directors’ indemnities, respectively, as well as other clarificatory changes. (A copy of the amended Articles of Association is attached to this Form 20-F as Exhibit 1.1.)

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

          The directors did not recommend that any dividend should be paid in relation to the year ended March 31, 2005. No dividends were paid in relation to the year ended March 31, 2004.

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

          The Government is consulting on proposed changes which would vary the law relating to annual general meetings.

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

          There is no accepted international agreement as to what level of ownership or control must be retained by UK or EEA nationals but, in the absence of intervention from a foreign government or large interests of single or associated non-UK or Non-EEA nationals, the Directors would not generally expect to have to apply any restriction unless the proportion of Relevant Shares threatens to exceed 50% or to have to set a limit on Relevant Shares below that level, although no assurance can be given that this would be the case. All Ordinary Shares represented by ADS will generally be deemed by the Directors to be Relevant Shares unless the contrary is established to the satisfaction of the Directors. The Directors will publish the level of Relevant Shares from time to time. As of July 1, 2005, the proportion of Ordinary Shares held by non-UK nationals was 36.05%; and by non-EEA nationals, 22.77%. Having regard to all relevant factors, including the fact that there are no large interests of single or associated non-UK or non-EEA nationals, and in the absence of unforeseen developments, BA does not at present expect (but without limiting its freedom to act) to seek to exercise its power to restrict non-UK or non-EEA Ordinary Share ownership.

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

          The UK government is currently considering the extent to which the EU Takeover Directive will be introduced into UK law, the operation of which could have an adverse impact on the operation of the Special Share. The Company has made representations to the government in this regard and a favorable decision is hoped for.

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

Tax

          The Company did not pay a dividend to shareholders during fiscal 2005 on either its Ordinary Shares or ADS.

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

Dividends

          Under the US federal income tax laws, the gross amount of any dividend paid by the Company out of its current or accumulated earnings and profits (as determined for US federal income tax purposes) to a US holder is subject to US federal income taxation. Dividends paid to a non-corporate US holder in taxable years beginning before January 1, 2009 that constitute qualified dividend income will be taxable to the US holder at a maximum tax rate of 15% provided that the Ordinary Shares or ADS are held by such US holder for more than 60 days during the 121-day period beginning 60 days before ex-dividend date and the US holder meets other holding period requirements. Dividends paid by the Company with respect to Ordinary Shares or ADS generally will be qualified dividend income.

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

          Dividends will be income from sources outside the US. Dividends paid in taxable years beginning before January 1, 2009 generally will be “passive” or “financial services” income, and dividends paid in taxable years beginning after December 31, 2006 will, depending on circumstances, be “passive” or “general”. Income which, in either case is treated separately from other types of income for purposes of computing the foreign tax credit allowable to a US holder.

Capital Gains

          A US holder that sells or otherwise disposes of Ordinary Shares or ADS will recognize capital gain or loss for US federal income tax purposes equal to the difference between the US Dollar value of the amount realized and the holder’s tax basis, determined in US Dollars, in the Ordinary Shares or ADS. Capital gain of a non-corporate US holder that is recognized before January 1, 2009, is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the US for foreign tax credit limitation purposes.

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

Item 11 — Quantitative and Qualitative Disclosures about Market Risk

          The Board of Directors sets the Treasury policies and objectives of the Group, and lays down the parameters within which the various aspects of Treasury risk management are operated. The Board has approved a Treasury governance statement that outlines the Group’s policies towards management of corporate and asset financing, interest rate risk, fuel price risk, foreign exchange risk and cash and liquidity retention. The Treasury governance statement also lists the financial instruments that the Group’s Treasury function is authorized to use in managing financial risks. The governance statement is under on-going review to ensure best practice in the light of prevailing conditions.

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

          Group Treasury implements the agreed policies on a day-to-day basis to meet the Treasury objectives in a risk averse though cost effective manner. These objectives include ensuring that the Group has sufficient liquidity to meet its day-to-day needs and to fund its capital investment program and other investments; deploying any surplus liquidity in a prudent and profitable manner; managing currency, fuel, interest rate and credit exposures to minimize Group risk; and managing the Group’s relationship with a large number of banks and other financial institutions world-wide.

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

Foreign Currency Risk

The Group generates a surplus in most of the currencies in which it does business. The US Dollar can be an exception to this as capital expenditure, together with ongoing operating lease and fuel payments denominated in US Dollars, can create a deficit. In the year to March 31, 2005, the Group had more US Dollar payments than US Dollar revenues, principally as a result of fuel purchased in US Dollars.

As a result, the Group can experience adverse or beneficial effects arising from exchange rate movements. For example, the Group is likely to experience beneficial effects from a strengthening of foreign currencies and an adverse effect from a strengthening in Sterling. The Group seeks to reduce its foreign exchange exposure arising from transactions in various currencies through a policy of matching, as far as possible, receipts and payments in each individual currency. Surpluses of convertible currencies are sold, either spot or forward, for US Dollars or Sterling.

          The Group has substantial liabilities denominated in Yen, which consist mainly of purchase option payments falling due under various Japanese leveraged lease arrangements maturing between 2005 and 2011. The Group utilizes its stream of Yen traffic revenues as a natural hedge against these maturing Yen liabilities as they fall due. At times, the Group will also purchase and hold Yen as a partial hedge against the future maturimg Yen liabilities.

          Forward foreign exchange contracts are used to cover to a limited extent near-term future revenues and operating payments in a variety of currencies. The Group had outstanding forward transactions to hedge foreign currencies as follows:

	Expected to mature

	Before March 31		After March 31		2005	2004

	2006	2007	2007	Total	Notional gain/(loss)	Notional gain/(loss)

		(millions)			(£ millions)

to hedge future operating payments against Sterling
— Pound Sterling equivalents	—	—	—	—	—	—
to hedge future currency revenues against Sterling
— Pound Sterling equivalents	57	—	—	57	1	—
to hedge future operating payments against US Dollars
— US Dollars	255	—	—	255	—	—
to hedge future currency revenues against US Dollars
— US Dollars	87	—	—	87	(2)	(5)
to hedge debt against Japanese Yen
— Japanese Yen	9,719	—	—	9,719	—	4
— Pound Sterling equivalents	49	—	—	49	—	—

          The unrealized gain/(loss) on forward currency transactions has been calculated as the change in the marked to market value between inception and the reporting date.

          The notional loss on forward foreign exchange contracts represents a decrease in the hedges of future currency revenues and costs outstanding at the end of fiscal 2004 compared to fiscal 2003, and movements in the pounds Sterling, US Dollar and South African Rand exchange rates at the end of fiscal 2005 compared to the date the contracts were entered into.

          Under US GAAP the notional gains or losses on forward foreign exchange contracts are included within net income as the contracts have not been designated hedges under SFAS 133. Under UK GAAP none of such notional gains and losses are recognized within net income.

Financing and Interest Rate Risk

          Most of the Group’s debt is asset related, reflecting the capital-intensive nature of the airline industry and the attractiveness of aircraft as security to lenders and other financiers. These factors are also reflected in the medium to long-term maturity profiles of the Group’s loans, finance leases and hire purchase arrangements. Low capital expenditure has meant that the requirements for new financing have been limited. In April 2004, a Boeing 777 aircraft was sold and leased back. Other financing transactions have been met by the drawdown on existing committed facilities or from surplus liquidity.

          At March 31, 2005 approximately 80% of the Group’s borrowings (after swaps), net of cash, short term loans and deposits, were at fixed rates of interest and 20% were at floating rates. This proportion of fixed rate borrowings has increased from 66% at March 31, 2004 as the Group chose to focus its early debt repayments on floating rate debt, leaving fixed rate debt intact.

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

          The currency and interest rate mix of the Group’s gross borrowings, including the Convertible Capital Bonds 2005, is as follows:

	Expected final maturity date before March 31						2005		2004

						After
						March 31,		Fair		Fair
	2006	2007	2008	2009	2010	2010	Total	value	Total	value

	(£ million, except percentages)
Fixed rate principal (Pounds Sterling)	170	52	31	68	15	963	1,299	1,363	1,373	1,474
Weighted average fixed rate	8.3%	9.9%	6.8%	10.5%	6.9%	6.6%	7.2%		7.0%
Floating rate principal (Pounds Sterling)	(45)	106	70	219	575	779	1,704	1,704	2,448	2,448
Weighted average floating rate	4.8%	5.2%	5.8%	5.2%	5.3%	5.1%	5.2%		4.4%
Fixed rate principal (US Dollars)	—	—	128	—	—	147	275	269	286	311
Weighted average fixed rate	—	—	3.5%	—	—	5.4%	4.5%		6.4%
Floating rate principal (US Dollars)	32	—	(128)	—	17	650	571	571	767	767
Weighted average floating rate	3.4%	—	—	—	3.1	3.5%	4.3%		1.9%
Fixed rate principal (Japanese Yen)	30	73	110	62	258	223	756	756	954	954
Weighted average fixed rate	2.4%	1.3%	1.2%	1.3%	1.3%	1.3%	1.3%		1.4%
Floating rate principal (Euro)	—	—	—	—	—	207	207	190	954	954
Weighted average fixed rate	—	—	—	—	—	6.8%	6.8%		1.4%

          Floating rates of interest are based on LIBOR (London Interbank Offered Rate) and fixed rates of interest are based on the contract rates. Fair values of bank and other loans, finance leases and the non Japanese Yen denominated portions of hire purchase arrangements carrying fixed rates of interest have been calculated by discounting the repayments which the Group is committed to make at the relevant interest rates applicable at March 31, 2005. Fair values of the Euro-Sterling notes, Convertible Capital Bonds 2005 and Euro-Sterling Bond 2016 are based on the quoted market values at March 31, 2005. The fair values of floating rate borrowings are deemed to be equal to their carrying values.

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

	Expected to mature before
	March 31

								2005	2004

						After
						March 31,		Unrealized	Unrealized
	2006	2007	2008	2009	2010	2010	Total	profit	loss

	(millions, except percentages)							(£millions)
Single currency interest rate swap agreements

Notional principal balance	£53	—	—	—	—	—	£53	—	(1)
— weighted average fixed rate payable	5.3%	—	—	—	—	—	5.3%	—	—
— weighted average variable rate receivable	4.9%	—	—	—	—	—	4.9%	—	—
Notional principal balance	—	—	$240	—	—	—	$240	2	(4)
— weighted average fixed rate payable	—	—	3.5%	—	—	—	3.5%	—	—
— weighted average variable rate receivable	—	—	2.7%	—	—	—	2.7%	—	—

          The unrealized profit on the interest rate swaps was calculated using discounted cash flow analysis, to determine the amount the Group would receive or pay to terminate the agreements.

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

          Set out below are the outstanding fuel contracts at March 31, 2005, which all mature on or before March 31, 2008.

	2005				2004

		Expected to mature before
	2006	2007	2008	Total

Swaps
volume (barrels millions)	4.1	2.1	0.9	7.1	3.7

- open acquisition value ($ millions)	169	85	28	282	96

- unrealized gain ($ millions)	323	39	2	364	19

Collars
volume (barrels millions)	17.6	3.6	0.2	21.4	12.3

- open acquisition value ($ millions)	800	177	10	987	365

- unrealized gain ($ millions)	104	41	14	159	34

Total
volume (barrels millions)	21.7	5.7	1.1	28.5	16.0

- open acquisition value ($ millions)	969	262	38	1,269	461

- unrealized gain ($ millions)	427	80	16	523	53

- unrealized gain (Sterling equivalent millions)	227	43	8	278	29

          The unrealized gains on off-balance sheet fuel derivatives have been calculated using the marked to market value of the instruments quoted.

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

          The movement in the unrealized gain between the two periods reflects the movements in the oil price at the end of fiscal 2005 against when the contracts were entered into.

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

PART II

Item 13 — Defaults, Dividend Arrearages and Delinquencies

          None

Item 14 — Material Modifications to the Rights of Security Holders and Use of Proceeds

          None

Item 15 — Controls and Procedures

          Under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive and Chief Financial Officer, the Company has evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of March 31, 2005. Based on that evaluation, the Company’s management, including the Chief Executive and Chief Financial Officer, have concluded that these disclosure controls and procedures were effective as of March 31, 2005.

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

Item 16 — [Reserved]

Item 16A — Audit Committee Financial Expert

          Pursuant to Section 407 of the Sarbanes-Oxley Act of 2002, the Board of Directors has determined that one member of its Audit Committee, Alison Reed, is an “audit committee financial expert”. She is an independent non-executive director for the purposes of Section 303A.02 of the New York Stock Exchange’s Listed Company Manual.

Item 16B — Code of Ethics

          Available on the Company website, www.bashares.com, corporate governance section.

Item 16C — Principal Accountant Fees and Services

Auditors’ remuneration

          Fees for professional services provided by Ernst & Young LLP, the Group’s independent auditors, in each of the last two fiscal years are set out in the table below:

          £’000

		2005	2004
Group Auditors
	- Audit fees	2,342	1,650
	- Further assurance services	519	243
	- Tax services	94	265
	- Other services	82	—

		3,037	2158

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

          Further assurance services include other assurance services that are related to the performance of the audit of the financial statements. It comprises amounts for due diligence services and assurance services on corporate reporting systems.

          Tax services include tax compliance, tax advice and tax planning services.

          Other services comprises advisory services in relation to the disposal of the investment in Qantas.

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

Item 16D — Exemptions from the Listing Standards for Audit Committees.

          Available on the Company website, www.bashares.com, corporate governance section.

Item 16E — Purchases of Equity Securities by the Issuer and Affiliated Purchaser

          Neither the Company nor any affiliated purchaser purchased any of the Company’s equity securities during the year ended March 31, 2005.

PART III

Item 17 — Financial Statements

          Not Applicable

Item 18 — Financial Statements

          The following Financial Statements and schedule, together with the report of Ernst & Young LLP thereon, are filed as part of this Annual Report:

BRITISH AIRWAYS Plc AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS
BRITISH AIRWAYS Plc

We have audited the accompanying consolidated balance sheets of British Airways Plc as of March 31, 2005 and 2004, and the related consolidated profit and loss accounts and statements of total recognized gains and losses, changes in shareholders’ funds and cash flows for each of the three years in the period ended March 31, 2005. Our audits also included the financial statement schedule listed in the Index at Item 18. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with United Kingdom auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the Financial Statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of British Airways Plc at March 31, 2005 and 2004, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended March 31, 2005, in conformity with accounting principles generally accepted in the United Kingdom which differ in certain respects from those generally accepted in the United States (see Note 43 of Notes to the Financial Statements). Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

ERNST & YOUNG LLP

London, England

July 26, 2005

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 33-15663, 33-67242 and 33-10716 pertaining to the employee share plans of British Airways Plc listed on the facing sheets thereof and in the related Prospectuses of the reference to our firm under ‘Item 3 — Key Information — Selected Financial Data’ and of our report dated May 12, 2005, with respect to the consolidated financial statements and schedule of British Airways Plc both included in the Annual Report (Form 20-F) for the year ended March 31, 2005.

ERNST & YOUNG LLP

London, England
July 26, 2005

BRITISH AIRWAYS Plc AND SUBSIDIARIES

CONSOLIDATED PROFIT AND LOSS ACCOUNTS

	Year ended March 31
	2005	2004	2003
		Restated	Restated
	(£ millions, except per Ordinary Share amounts)
Turnover — (Note 2)	7,813	7,560	7,688
Cost of sales — (Note 4)	(7,136)	(7,008)	(7,263)
Gross profit	677	552	425
Administrative expenses — (Note 4)	(137)	(147)	(130)
Operating profit	540	405	295
Share of operating profit in associates — (Note 7)	41	58	39
Total operating profit including associates	581	463	334
Income and charges relating to fixed asset investments — (Note 8)	3	—	(11)
(Loss)/profit on sale of fixed assets and investments — (Note 9)	(26)	(46)	60
Net interest payable — (Note 10)	(143)	(187)	(248)
Profit before tax	415	230	135
Tax — (Note 11a)	(149)	(85)	(50)
Profit after tax	266	145	85
Equity minority interest	(1)	(1)	—
Non-equity minority interest — (Note 33)	(14)	(14)	(13)
Profit for the year (1)	251	130	72
Retained profit for the year	251	130	72
Earnings per share — (Note 12)
Basic earnings per share	23.4p	12.1p	6.7p
Diluted earnings per share	23.0p	12.1p	6.7p

(1)	A summary of the significant adjustments to profit for the year which would be required if United States generally accepted accounting principles had been applied instead of those generally accepted in the United Kingdom is given in Note 43 of Notes to Financial Statements.

The Notes to Financial Statements are an integral part of these Financial Statements.

BRITISH AIRWAYS Plc AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF TOTAL RECOGNIZED GAINS AND LOSSES

	Year ended March 31
	2005	2004	2003
	(£ millions)
Profit for the year	251	130	72
Other recognized gains and losses relating to the year:
Exchange and other movements	(37)	16	(38)
Total recognized gains and losses relating to the year	214	146	34

The difference between reported and historical cost income and losses is not material.

(1)	The statement of comprehensive income required by United States generally accepted accounting principles is given in Note 43 of Notes to Financial Statements.

The Notes to Financial Statements are an integral part of these Financial Statements.

BRITISH AIRWAYS Plc AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	March 31
	2005	2004
		Restated
	(£ millions)
Fixed assets
Intangible assets — (Note 13)
Goodwill	88	93
Landing rights	102	75
	190	168
Tangible assets — (Note 14)
Fleet	6,748	7,104
Property	959	1,042
Equipment	445	491
	8,152	8,637
Investments — (Note 17)
Associated companies	120	501
Trade investments	30	30
	150	531
	8,492	9,336
Current assets
Stocks — (Note 20)	84	76
Debtors — (Note 21)	1,078	1,019
Short-term loans and deposits	1,604	1,606
Cash at bank and in hand	78	64
	2,844	2,765
Creditors: amounts falling due within one year — (Note 23)	(2,868)	(2,996)
Convertible Capital Bonds 2005 — (Note 31)	(112)	—
	(2,980)	(2,996)
Net current liabilities	(136)	(231)
Total assets less current liabilities	8,356	9,105
Creditors: amounts falling due after more than one year
Borrowings and other creditors — (Note 24)	(4,346)	(5,374)
Convertible Capital Bonds 2005 — (Note 31)	—	(112)
	(4,346)	(5,486)
Provision for deferred tax — (Note 27)	(1,243)	(1,137)
Provisions for liabilities and charges — (Note 28)	(83)	(85)
	2,684	2,397
Called up share capital	271	271
Reserves
Share premium account	788	788
Investment in own shares	(26)	(31)
Revaluation reserve	255	262
Profit and loss account	1,177	897
Total equity shareholders’ funds (1)	2,465	2,187
Minority interest
Equity minority interest	12	10
Non-equity minority interest — (Note 33) .	207	200
	219	210
	2,684	2,397

(1)	A summary of the significant adjustments to total equity shareholders’ funds which would be required if United States generally accepted accounting principles had been applied instead of those generally accepted in the United Kingdom is given in Note 43 of Notes to Financial Statements.

The Notes to Financial Statements are an integral part of these Financial Statements.

BRITISH AIRWAYS Plc AND SUBSIDIARIES

CONSOLIDATED CASH FLOW STATEMENTS

	Year ended March 31
	2005	2004	2003
	(£ millions)
Cash inflow from operating activities — (Note 5a)	1,192	1,093	1,185
Dividends from associates	20	25	23
Returns on investments and servicing of finance
Interest received	78	62	72
Interest paid on bank and other loans	(101)	(83)	(86)
Interest paid on finance leases and hire purchase arrangements	(141)	(182)	(222)
Other finance income and related fees	5	7	—
Dividends received from trade investments	3	1	—
Non equity minority interest	(14)	(14)	(13)
Net cash outflow from returns on investments and servicing of finance	(170)	(209)	(249)
Tax
Overseas taxation	—	(4)	(7)
Net cash outflow from tax	0	(4)	(7)
Capital expenditure and financial investment
Intangible assets purchased for cash	(32)	(14)	(32)
Tangible fixed assets purchased for cash — (Note 14e)	(301)	(198)	(293)
Refund of progress payments	—	42	230
Sale of tangible fixed assets and investments	57	212	351
Investment in own shares	—	—	(6)
Net cash (outflow)/inflow for capital expenditure and financial investment	(276)	42	250
Acquisitions and disposals
Sale of interests in subsidiary undertakings	(12)	(80)	30
Sale of interests in associated undertakings	427	7	12
Purchase of interests in associated undertakings	—	—	(13)
Net cash inflow/(outflow) for acquisitions and disposals	415	(73)	29
Equity dividends paid	—	—	—
Net cash inflow before management of liquid resources and financing	1,181	874	1,231
Management of liquid resources	(16)	(198)	(289)
Financing
Changes in borrowings — (Note 26)
Bank and other loans raised	116	81	13
Bank and other loans repaid	(168)	(339)	(189)
Capital elements of finance leases and hire purchase arrangements repaid	(1,103)	(576)	(608)
	(1,155)	(834)	(784)
Exercise of share options	4	—	—
Increase/(decrease) in cash — (Note 22)	14	(158)	158

(1)	The significant differences between the cash flow statements presented above and those required under United States generally accepted accounting principles are described in Note 43 of Notes to Financial Statements.

The Notes to Financial Statements are an integral part of these Financial Statements.

BRITISH AIRWAYS Plc AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY SHAREHOLDERS’ FUNDS

	Share Capital Ordinary Shares of 25 pence each				Reserves
	Authorized		Issued
	Shares	Amount	Shares	Amount	Share Premium Account	Investment in own shares	Revaluation Reserve	Profit and Loss Account	Total Equity Shareholders’ Funds
						Restated (1)(d)			Restated (1)(d)
	(£ millions, except number of shares)
April 1, 2002 (1)	1,508,000,000	377	1,082,757,107	271	788	(25)	270	687	1,991
Retained profit for the year	—	—	—	—	—	—	—	72	72
Transfer relating to revalued assets	—	—	—	—	—	—	7	(7)	—
Exchange and other movements	—	—	—	—	—	—	(7)	(31)	(38)
Exercise of share options through investment in own shares	—	—	—	—	—	(6)	—	—	(6)
Goodwill written back on disposal	—	—	—	—	—	—	—	8	8
Conversion of Convertible Capital Bonds	—	—	24,014	—	—	—	—	—	—
Employee Share Option Schemes	—	—	3,197	—	—	—	—	—	—
March 31, 2003 (1)	1,508,000,000	377	1,082,784,318	271	788	(31)	270	729	2,027
Retained profit for the year	—	—	—	—	—	—	—	130	130
Transfer relating to revalued assets	—	—	—	—	—	—	(8)	8	—
Exchange and other movements	—	—	—	—	—	—	—	16	16
Exercise of share options through investment in own shares	—	—	—	—	—	—	—	—	0
Goodwill written back on disposal	—	—	—	—	—	—	—	14	14
Conversion of Convertible Capital Bonds	—	—	10,949	—	—	—	—	—	—
Employee Share Option Schemes	—	—	49,945	—	—	—	—	—	—
March 31, 2004 (1)	1,508,000,000	377	1,082,845,212	271	788	(31)	262	897	2,187
Retained profit for the year	—	—	—	—	—	—	—	251	251
Transfer relating to revalued assets	—	—	—	—	—	—	(7)	7	—
Exchange and other movements	—	—	—	—	—	—	—	(37)	(37)
Exercise of share options through investment in own shares	—	—	—	—	—	5	—	—	5
Goodwill written back on disposal	—	—	—	—	—	—	—	59	59
Conversion of Convertible Capital Bonds	—	—	39,460	—	—	—	—	—	—
Employee Share Option Schemes	—	—	18,246	—	—	—	—	—	—
March 31, 2005 (1)	1,508,000,000	377	1,082,902,918	271	788	(26)	255	1,177	2,465

(1) (a)	The profit and loss account at March 31, 2005 was decreased by cumulative exchange and other adjustments of £181 million (2004: decreased by £144 million; 2003: £160 million).
(b)	Cumulative goodwill set off against reserves at March 31, 2005 in respect of subsidiaries was £421 million (2004: £421 million; 2003: £433 million).
(c)	Cumulative goodwill set off against reserves at March 31, 2005 in respect of associated companies was £nil million (2004: £59 million; 2003: £61 million).
(d)	Effective from April 1, 2004 the Group applied the provisions of ‘UITF Abstract 38 — Accounting for ESOP Trusts’ and, as a result, the Group’s investment in own shareholders’ equity. Comparative periods have been restated by the amounts included above under “Investment in own Shares” to reflect the adoption of UITF Abstract 38.

The Notes to Financial Statements are an integral part of these Financial Statements.

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

1	Accounting policies

Accounting convention

The Financial Statements have been prepared under the historical cost convention modified by the inclusion of certain assets at valuation, as stated below, and in accordance with all applicable UK accounting standards and the Companies Act 1985. The principal accounting policies have been applied consistently with those applied in the previous years with the exceptions noted below.

Effective from April 1, 2004 the Group applied the provisions of ‘UITF Abstract 38 — Accounting for ESOP Trusts’ and, as a result, the Group’s investment in own shares held for the purpose of employee share ownership plans has been reclassified from fixed asset investments and is now recorded as a reduction in shareholders’ equity. Comparative periods have been restated to reflect the adoption of UITF Abstract 38 and as a result £31 million for the period ending March 31, 2004 and March 31, 2003 have been reclassified.

For the year ending March 31, 2004 and March 31, 2003, other finance income and related fees were shown within ‘other income’. For the year ended March 31, 2005 such income is shown within net interest payable. As a result £13 million of income for the year ended March 31, 2004 and £7 million of income for the year ended March 31, 2003, has been reclassified to net interest payable.

Basis of consolidation

The consolidated Financial Statements include the accounts of the Company and its subsidiary undertakings (together, the “Group”), each made up to March 31, together with the attributable share of results and reserves of associated undertakings, adjusted where appropriate to conform with British Airways’ accounting policies. The Group’s share of the profits less losses of associated undertakings is included in the Group profit and loss account and its share of the post-acquisition results of these companies is included in interests in associated undertakings in the Group balance sheet. Certain associated undertakings make up their annual audited accounts to dates other than March 31. In the case of Iberia, published results up to the year ended December 31 are included. In other cases, results disclosed by subsequent unaudited management accounts are included. The attributable results of those companies acquired or disposed of during the year are included for the periods of ownership. In the case of the Group’s investment in Qantas, results up to the year ended June 30, 2004 are included. Where an entity, though not fulfilling the legal definition of a subsidiary or subsidiary undertaking, gives rise to benefits for the Group that are, in substance, no different than those that would arise were that entity a subsidiary or subsidiary undertaking, that entity is classified as a quasi-subsidiary. In determining whether the Group has the ability to enjoy the benefits arising from such entities’ net assets, regard is given as to which party is exposed to the risks inherent in the benefits and which party, in practice, carries substantially all the risks and rewards of ownership. The Group currently accounts for its investment in The London Eye Company Limited as a quasi-subsidiary, and therefore consolidates its results within the Group accounts as if it were a subsidiary undertaking. In accordance with section 230 of the Companies Act 1985, a separate profit and loss account dealing with the results of the company only is not presented.

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

free travel, and are sold to participating partners to use in promotional activities. The AirMiles scheme, operated by the Company’s wholly-owned subsidiary AirMiles Travel Promotions Limited allows companies to purchase miles for use in promotional incentives.

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

Derivatives and financial instruments

The Group’s accounting policy for derivatives is to defer and only recognize in the Group profit and loss account gains and losses on hedges of revenues or operating payments as they crystallize. Amounts payable or receivable in respect of interest rate swap agreements are recognized in the net interest payable charge over the period of the contracts on an accruals basis. Cross currency swap agreements and forward foreign exchange contracts taken out to hedge borrowings are brought into account in establishing the carrying values of the relevant loans, leases or hire purchase arrangements in the balance sheet. Gains or losses on forward foreign exchange contracts to hedge capital expenditure commitments are recognized as part of the total Sterling carrying cost of the relevant tangible asset as the contracts mature or are closed out.

Short term debtors and creditors are held at fair value and have therefore been excluded from the financial instrument disclosures except note 35 on currency exposures.

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

2	Turnover

	Year ended March 31
	2005	2004	2003
	(£ millions)
Traffic revenue
Passenger Revenue
Scheduled	6,484	6,460	6,545
Non-scheduled	16	30	45
	6,500	6,490	6,590
Cargo	482	463	484
	6,982	6,953	7,074
Other revenue (including aircraft maintenance, package holidays and other airline services)	831	607	614
	7,813	7,560	7,688

3	Geographical analysis of turnover and operating profit

(a)	Turnover

By area of original sale:

	Year ended March 31
	2005	2004	2003
	(£ millions)
United Kingdom	3,922	3,731	3,634
Continental Europe	1,175	1,209	1,269
Europe	5,097	4,940	4,903
The Americas	1,383	1,347	1,482
Africa, Middle East and Indian sub-continent	751	717	733
Far East and Australasia	582	556	570
	7,813	7,560	7,688

By area of destination:

	Year ended March 31
	2005	2004	2003
	(£ millions)
United Kingdom	609	664	725
Continental Europe	1,861	1,975	2,113
Europe	2,470	2,639	2,838
The Americas	2,884	2,767	2,763
Africa, Middle East and Indian sub-continent	1,412	1,253	1,201
Far East and Australasia	1,047	901	886
	7,813	7,560	7,688

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

3	Geographical analysis of turnover and operating profit (Continued)

(b)	Operating profit

By area of destination

	Year ended March 31
	2005	2004	2003
	(£ millions)
Europe	(26)	(60)	(117)
The Americas	347	294	223
Africa, Middle East and Indian sub-continent	224	210	168
Far East and Australasia	(5)	(39)	21
	540	405	295

It is impractical to separate United Kingdom and Continental Europe operating loss on a meaningful basis since the day to day operations are fully integrated. The operating profit of these services is therefore combined under the heading ‘Europe’.

4	Analysis of operating expenditure

	Year ended March 31
	2005	2004	2003
	(£ millions)
Employee costs	2,273	2,180	2,107
Depreciation and amortization	687	679	734
Aircraft operating lease costs	106	135	189
Fuel and oil costs	1,128	922	842
Engineering and other aircraft costs	502	511	592
Landing fees and en route charges	556	549	576
Handling charges, catering and other operating costs	930	934	961
Selling costs	488	554	706
Accommodation, ground equipment costs and currency differences	603	691	686
Total operating expenditure	7,273	7,155	7,393
Total operating expenditure comprises:
Cost of sales	7,136	7,008	7,263
Administrative expenses	137	147	130
	7,273	7,155	7,393

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

5	Operating profit

(a)	Reconciliation of operating profit to net cash inflow from operating activities

	Year ended March 31
	2005	2004	2003
	(£ millions)
Group operating profit	540	405	295
Depreciation and amortization	687	679	734
Other items not involving the movement of cash	—	11	—
(Increase)/decrease in stocks	(5)	8	27
(Increase)/decrease in debtors	(68)	(31)	211
Increase/(decrease) in creditors	40	43	(62)
(Decrease)/increase in provisions for liabilities and charges	(2)	(22)	(20)
Cash inflow from operating activities	1,192	1,093	1,185

(b)	Operating income has been determined after charging:

	Year ended March 31
	2005	2004	2003
	(£ millions)
Depreciation of tangible fixed assets
Owned assets	286	262	275
Finance leased aircraft	141	159	145
Hire purchased aircraft	168	187	191
Other leasehold interests	66	61	57
Impairment	16	—	58
	677	669	726
Operating lease costs
Lease rentals — aircraft	106	120	162
— property	139	133	146
Hire of equipment and charter of aircraft and crews	122	98	92
Onerous lease costs	—	15	27
	367	366	427

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

5 Operating profit (Continued)

	Year ended March 31
	2005	2004	2003
	(£ thousands)
Auditors’ remuneration
Group auditors
Audit fees	1,792	1,650	1,561
Other professional fees
United Kingdom
— Other assurance services	1,151	156	377
— Taxation	33	26	183
	1,184	182	560
Overseas
— Due diligence	—	87	—
— Taxation	61	239	372
	3,037	2,158	2,493

The audit fees payable to Ernst & Young LLP are reviewed by the Audit Committee in the context of other companies for cost effectiveness. The committee also reviews the nature and extent of non-audit services to ensure that independence is maintained.

	Year ended March 31
	2005	2004	2003
	(£ thousands)
Directors’ emoluments
Fees	597	532	516
Salary and benefits	1,340	1,250	1,137
Bonus	496	—	—
	2,433	1,782	1,653

Included in the amounts above are emoluments of £917,000 (2004: £584,000; 2003: £553,000) in respect of the highest paid director.

Other items

Fiscal 2004 includes the release of revenue provisions totaling £35 million as a result of system enhancements that have enabled a more accurate assessment to be made of certain balances.

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

6	Employee costs and numbers

The average number of persons employed in the Group and their aggregate payroll costs were as follows:

	Year ended March 31
	2005	2004	2003
	(Number)
United Kingdom	42,360	43,942	47,162
Overseas	7,130	7,997	9,852
	49,490	51,939	57,014

	(£ millions)
Wages and salaries	1,517	1,463	1,472
Social security costs	165	158	148
Contributions to pension schemes	239	214	149
	1,921	1,835	1,769
By location:
United Kingdom	1,720	1,623	1,514
Overseas	201	212	255
	1,921	1,835	1,769

7	Share of operating profit in associates

	Year ended March 31
	2005	2004	2003
	(£ millions)
Operating profits less losses	41	58	39

8	Income and charges relating to fixed asset investments

	Year ended March 31
	2005	2004	2003
	(£ millions)
Income from fixed asset investments	3	1	—
Amounts written off investments.	—	(1)	(11)
	3	0	(11)
Income and charges relating to fixed asset investments represented by:
Group	3	0	(11)

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

9	(Loss)/profit on sale of fixed assets and investments (also see Note 18)

	Year ended March 31
	2005	2004	2003
	(£ millions)
Net loss on disposal of investment in Qantas	(11)	—	—
Net (loss)/profit on sale of other fixed assets and investments	(15)	37	50
Net loss on disposal of dba	—	(83)	—
Net profit on sale of investment in go	—	—	10
	(26)	(46)	60
(Loss)/profit on sale of fixed assets and investments represented by:
Group	(32)	(47)	58
Associates	6	1	2
	(26)	(46)	60

(i)	Year ended March 31, 2005

On September 9, 2004, the Group completed the sale of its 18.25% holding in Qantas Airways Limited through a book build sale of the shares.

The sale realized gross proceeds of A$1.1 billion before tax.

(ii)	Year ended March 31, 2004

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

(iii)	Year ended March 31, 2003

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

	Qantas	Other	Total
	(£ millions)
Deemed disposal of 2.50% shareholding	10	—	10
Sale proceeds	—	15	15
	10	15	25

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

10	Net interest payable

	Year ended March 31
	2005	2004	2003
		Restated	Restated
	(£ millions)
Interest payable
On bank loans	49	50	46
On finance leases	86	95	116
On hire purchase arrangements	71	84	108
On other loans, including interest of £11 million (2004: £11 million and 2003: £11 million) on Convertible Capital Bonds 2005	67	51	50
	273	280	320
Interest capitalized	—	(1)	(10)
	273	279	310
Interest receivable	(83)	(63)	(63)
Retranslation (credits)/charges on currency borrowings	(33)	(16)	8
Other finance income and related fees	(14)	(13)	(7)
	143	187	248
Net interest payable represented by:
Group	135	179	246
Associates	8	8	2
	143	187	248

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

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

11	Tax

(a)	Analysis of charge for the year

	Year ended March 31
	2005	2004	2003
	(£ millions)
Current tax
UK corporation tax	1	5	5
Less: relief for overseas tax	(1)	(5)	(5)
UK tax	—	—	—
Overseas tax	29	1	8
Prior year adjustments	1	(10)	(10)
	30	(9)	(2)
Share of tax of associated undertakings	13	19	21
	43	10	19
Deferred tax
Depreciation (in excess of)/below capital allowances	—	(62)	2
Other timing differences	24	12	19
Losses utilized	89	118	8
Prior year adjustments	(7)	7	2
Total deferred tax charge	106	75	31
Tax charge on profit on ordinary activities.	149	85	50

There is no UK tax payable on the operating result for the year (2004: £nil; 2003: £nil).

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

11  Tax (Continued)

(b)	Factors affecting the tax charge for the year

The current tax charge for the year is less than the profit at the standard rate of UK corporation tax (30%). The differences are explained below:

	Year ended March 31
	2005	2004	2003
	(£ millions)
Profit on ordinary activities before tax	415	230	135
Profit on ordinary activities multiplied by standard rate of UK corporation tax	125	69	41
Effects of:
Expenses not deductible for tax purposes	8	17	26
Profit/(loss) on disposals not taxable	—	12	(21)
Other differences	21	(4)	7
Timing differences
Depreciation in excess of/(less than) capital allowances for the year	—	62	(2)
Other differences	(24)	(12)	(19)
Unrelieved UK losses	(89)	(118)	(8)
Unrecognized timing differences	—	(5)	—
Higher /(lower) tax rates on overseas earnings	10	—	(2)
Unrelieved overseas and associates’ losses	2	5	13
Non-taxable overseas income	(11)	(6)	(6)
Adjustment to current tax charge in respect of previous periods	1	(10)	(10)
Total tax charge for the year	43	10	19

The total tax charge for the year is less than the profit at the standard rate of UK corporation tax (30%). The differences are explained below:

	Year ended March 31
	2005	2004	2003
	(£ millions)
Profit on ordinary activities before tax	415	230	135
Profit on ordinary activities multiplied by standard rate of UK corporation tax	125	69	41
Effects of:
Expenses not deductible for tax purposes	8	17	26
Profit/(loss) on disposals not taxable	—	12	(21)
Other differences	21	(4)	7
Higher/(lower) tax rates on overseas earnings	10	—	(2)
Unrelieved overseas and associates’ losses	2	5	13
Non-taxable overseas income	(11)	(6)	(6)
Unrecognized timing differences	—	(5)	—
Adjustment to total tax charge in respect of previous periods	(6)	(3)	(8)
Total tax charge for the year	149	85	50

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

11	Tax (Continued)

(c)	Factors that may affect future tax charges

The Group has brought forward tax losses that are available to reduce tax payments on future taxable profits and such losses are expected to be utilized in the foreseeable future.

The Group has £94 million advanced corporation tax previously written off which may be utilized against future taxable profits. This may reduce future tax payments and the tax charge in future years.

In accordance with FRS 19, no provision has been made for deferred tax on gains arising on the revaluation of fixed assets or where potentially taxable gains have been rolled over into replacement assets since such gains would become taxable only if the assets were sold without it becoming possible to claim further rollover relief. The total amount unprovided for is approximately £30 million before the deduction of UK capital losses currently available. No deferred tax has been provided on the unremitted earnings of overseas subsidiaries and associates because there is no current intention to remit. Additionally, no deferred tax asset has been recognized in respect of £4 million of overseas tax losses or £82 million of UK capital losses as the utilization of such losses is uncertain.

12	Earnings per share

	Profit			Earnings per share
	2005	2004	2003	2005	2004	2003
	(£ millions)			(pence)
Profit for the year and basic earnings per share	251	130	72	23.4	12.1	6.7
Interest on Convertible Capital Bonds	8	—	—
Diluted profit for the year and earnings per share	259	130	72	23.0	12.1	6.7
Weighted average number of shares for basic earnings per share (’000)				1,071,126	1,070,077	1,073,054
Dilutive potential ordinary shares:
Convertible Capital Bonds (’000)				48,007	—	—
Outstanding share options (’000)				7,352	—	—
Weighted average number of shares for diluted earnings per share (’000)				1,126,485	1,070,077	1,073,054

Basic earnings per share is calculated on a weighted average number of ordinary shares in issue after deducting for shares held for the purposes of employee share ownership plans including the Long Term Incentive Plan.

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

13	Intangible Assets

	Goodwill	Landing rights	Total
	(£ millions)
Year ended March 31, 2005
Cost
Balance at April 1	114	86	200
Additions	—	32	32
Balance at March 31	114	118	232
Amortization
Balance at April 1	21	11	32
Charge for the year	5	5	10
Balance at March 31	26	16	42
Net book amount at March 31, 2005	88	102	190
Year ended March 31, 2004
Cost
Balance at April 1	114	72	186
Additions	—	14	14
Balance at March 31	114	86	200
Amortization
Balance at April 1	15	7	22
Charge for the year	6	4	10
Balance at March 31	21	11	32
Net book amount at March 31, 2004	93	75	168

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

14	Tangible Assets

	Fleet	Property	Equipment	Total
	(£ millions)
Year ended March 31, 2005
Cost or valuation
Balance at April 1, 2004	10,732	1,396	1,067	13,195
Exchange movements	(31)	(5)	—	(36)
Additions — net of refund of progress payments (Note 14e)	257	13	24	294
Disposals	(138)	(41)	(112)	(291)
Reclassifications	(20)	(13)	10	(23)
Balance at March 31, 2005	10,800	1,350	989	13,139
Depreciation
Balance at April 1, 2004	3,628	354	576	4,558
Exchange movements	(8)	—	—	(8)
Charge for the year	507	76	78	661
Disposals	(71)	(38)	(110)	(219)
Impairment	16	—	—	16
Reclassifications	(20)	(1)	—	(21)
Balance at March 31, 2005	4,052	391	544	4,987
Net book amount at March 31, 2005	6,748	959	445	8,152
Year ended March 31, 2004
Cost or valuation
Balance at April 1, 2003	11,455	1,550	1,032	14,037
Exchange movements	(275)	(25)	—	(300)
Additions — net of refund of progress payments (Note 14e)	154	24	43	221
Disposals	(593)	(43)	(108)	(744)
Reclassifications	(9)	(110)	100	(19)
Balance at March 31, 2004	10,732	1,396	1,067	13,195
Depreciation
Balance at April 1, 2003	3,627	331	592	4,550
Exchange movements	(95)	(2)	—	(97)
Charge for the year	517	71	81	669
Disposals	(407)	(37)	(105)	(549)
Reclassifications	(14)	(9)	8	(15)
Balance at March 31, 2004	3,628	354	576	4,558
Net book amount at March 31, 2004	7,104	1,042	491	8,637
Analysis at March 31, 2005
Owned	2,739	918	432	4,089
Finance leased	1,742	—	—	1,742
Hire purchase arrangements	2,234	—	—	2,234
Progress payments	10	41	13	64
Assets not in current use	23	—	—	23
	6,748	959	445	8,152
Analysis at March 31, 2004
Owned	1,855	1,005	421	3,281
Finance leased	2,247	—	1	2,248
Hire purchase arrangements	2,914	—	—	2,914
Progress payments	32	37	69	138
Assets held for resale	49	—	—	49
Assets not in current use	7	—	—	7
	7,104	1,042	491	8,637

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

14	Tangible Assets (Continued)

Included in the cost of tangible assets for the Group is £339 million (2004: £344 million) of capitalized interest.

The net book amount of property comprises:

	March 31
	2005	2004
	(£ millions)
Freehold	303	313
Long leasehold	335	340
Short leasehold	321	389
	959	1,042

(a)	The amounts shown under ‘fleet’ above include the following amounts for aircraft acquired under finance lease obligations and hire purchase arrangements:

	March 31
	2005	2004
	(£ millions)
Cost	5,857	7,346
Less: accumulated depreciation	(1,881)	(2,184)
Net book amount	3,976	5,162

(b)	Revalued fleet and properties are included in the financial statements at the following amounts:

	March 31
	2005			2004
	Valuation/ cost	Depreciation	Net book amount	Valuation/ cost	Depreciation	Net book amount
	(£ millions)
Property
Valuation	383	60	323	393	55	338
Subsequent additions at cost	72	34	38	47	18	29
	455	94	361	440	73	367

If these assets had not been revalued they would have been included at the following amounts:

March 31
2005			2004
Valuation/ cost	Depreciation	Net book amount	Valuation/ cost	Depreciation	Net book amount
(£ millions)
142	37	105	129	24	105

Included in fleet assets as at March 31, 2005 are assets with a cost of £527 million (2004: £578 million) held as security for the Group’s bank and other loans.

(c)	Revaluation

All freehold properties of the Group, and certain leasehold properties, where leases give long-term security of tenure and rights to development, disposal and sub-letting were revalued at open market value for existing use at March 31, 1995.

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

14	Tangible Assets (Continued)

(d)	Depreciation

Fleets are generally depreciated over periods ranging from 15 to 25 years after making allowance for estimated residual values. Effective annual depreciation rates resulting from those methods are shown in the following table:

	Year ended March 31
	2005	2004	2003
	(%)
Boeing 747–400 and 777–200	3.7	3.7	3.7
Boeing 767–300 and 757–200	4.7	4.7	4.7
Airbus A321, A320, A319 and Boeing 737–400	4.9	4.9	4.9
Embraer RJ145, British Aerospace 146	4.8	4.5	4.5

Property, apart from freehold land, is depreciated over its expected useful life subject to a maximum of 50 years. Equipment is depreciated over periods ranging from 3 to 25 years, according to the type of equipment.

(e)	Analysis of tangible asset additions

	Year ended March 31
	2005
	Fleet	Property	Equipment	Total
	(£ millions)
Cash paid	257	16	28	301
Accrual movements	—	(3)	(4)	(7)
	257	13	24	294

	Year ended March 31
	2004
	Fleet	Property	Equipment	Total
	(£ millions)
Cash paid	131	23	44	198
Acquisitions under loans, finance leases and hire purchase arrangements	76	7	—	83
Capitalized interest	—	1	—	1
Accrual movements	(11)	(7)	(1)	(19)
	196	24	43	263
Refund of progress payments	(42)	—	—	(42)
	154	24	43	221

(f)	Impairment

In March 2005, the Group announced its intention to retire the BAe 146 aircraft currently operated by British Airways CitiExpress Limited. The aircraft will exit from service during the year ending March 2006. This decision resulted in an impairment charge of £16 million to reflect the estimated realizable value of the aircraft.

15	Capital expenditure commitments

Capital expenditure authorized and contracted for but not provided in the Financial Statements amounts to £143 million (2004: £347 million). The outstanding commitments include £132 million which relates to the acquisition of Airbus A320 family of aircraft scheduled for delivery over the next three years. It is intended that these aircraft will be financed partially by cash holdings and internal cash flow and partially through external financing, including committed facilities arranged prior to delivery.

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

16	Operating lease commitments

(a)	The aggregate payments, for which there are commitments under operating leases as at the end of the year, fall due as follows:

	Fleet	Property and Equipment	Total
	(£ millions)
Within one year	107	65	172
Between one and two years	92	55	147
Between two and three years	73	52	125
Between three and four years	49	42	91
Between four and five years	36	36	72
Over five years (property and equipment, ranging up to the year 2145)	83	1,429	1,512
	440	1,679	2,119

(b)	Amounts payable within one year relate to commitments expiring as follows:

	Fleet	Property and Equipment	Total
	(£ millions)
Within one year	8	10	18
Between one and two years	15	2	17
Between two and three years	28	7	35
Between three and four years	19	7	26
Between four and five years	10	6	16
Over five years	27	33	60
	107	65	172

Property and equipment commitments above relate largely to property leases.

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

17	Investments

(a)	Associated undertakings

	Equity	Total
	(£ millions)
Year ended March 31, 2005
Balance at April 1, 2004	501	501
Exchange movements	(21)	(21)
Additions	6	6
Goodwill on amortization	(1)	(1)
Share of attributable results	14	14
Share of movements on other reserves	—	—
Disposals	(379)	(379)
Balance at March 31, 2005	120	120
Year ended March 31, 2004
Balance at April 1, 2003	461	461
Exchange movements	27	27
Additions	—	—
Goodwill on amortization	(1)	(1)
Share of attributable results	1	1
Share of movements on other reserves	8	8
Disposals	5	5
Balance at March 31, 2004	501	501

	March 31
	2005	2004
	(£ millions)
Equity comprises:
Cost of shares	76	383
Goodwill (less amortization)	15	16
Goodwill set off	—	(59)
Share of post-acquisition profits	27	65
Share of other reserves	2	96
	120	501

(b)	Trade investments:

	Cost		Provisions
	Shares	Loans	Shares	Loans	Total
	(£ millions)
Year ended March 31, 2005
Balance at April 1, 2004	29	21	(17)	(3)	30
Reclassification from associated undertakings	30	—	(30)	—	0
Balance at March 31, 2005	59	21	(47)	(3)	30
Year ended March 31, 2004
Balance at April 1, 2003	29	21	(16)	(2)	32
Provision	—	—	(1)	(1)	(2)
Balance at March 31, 2004	29	21	(17)	(3)	30

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

17	Investments (Continued)

(c)	Net book value of total investments

	March 31, 2005
	Associated companies	Trade investments	Total
	(£ millions)
Listed	120	1	121
Unlisted	—	29	29
	120	30	150

	March 31, 2004
	Associated companies	Trade investments	Total
	(£ millions)		Restated
Listed	498	1	499
Unlisted	3	29	32
	501	30	531

(d)	Market value of listed investments

	March 31
	2005	2004
		Restated
	(£ millions)
Associated undertakings	171	638
Trade investments	4	5

18	Disposal of associated undertakings

On September 9, 2004, the Group completed the sale of its 18.25% holding in Qantas Airways Limited through a book build sale of the shares. The sale realized gross proceeds of A$1.1 billion before tax.

March 31, 2005
(£ millions)
Proceeds, net of costs of disposal	427
Carrying value of investment at date of disposal	(379)
Goodwill written back on disposal	(59)
Loss on disposal	(11)
Tax	(14)
Loss on disposal after tax	(25)

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

19	Quasi-Subsidiary

Summarized financial information of The London Eye Company Limited, prepared in accordance with British Airways’ accounting policies, is set out below:

	March 31
	2005	2004	2003
	(£ millions)
Profit and Loss account
Turnover	39	37	38
Operating profit	9	10	13
Loss before tax and loss for the period	(26)	(19)	(11)
Balance Sheet
Fixed assets	69	72	76
Current assets	12	13	9
Creditors: Amounts falling due within one year	(10)	(11)	(15)
Net current assets/(liabilities)	2	2	(6)
Total assets less current liabilities	71	74	70
Creditors: Amounts falling due after more than one year	(155)	(132)	(109)
Capital and reserves deficit	(84)	(58)	(39)
Cash Flow Statement
Cash inflow from operating activities	15	17	24
Returns on investments and servicing of finance	(12)	(6)	(5)
Capital expenditure and financial investment	(4)	(2)	(8)
Net cash (outflow)/inflow before management of liquid resources and financing	(1)	9	11
Financing	—	(5)	(15)
(Decrease)/increase in cash	(1)	4	(4)

There are no recognized gains and losses other than the loss for the period. The loss for the period includes interest payable to British Airways of £35 million (2004: £29 million, 2003: £24 million)

20	Stocks

	March 31
	2005	2004
	(£ millions)
Expendables and consumables	84	76

The replacement cost of stocks is considered not to be materially different from their balance sheet values.

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

21	Debtors

	March 31
	2005	2004
	(£ millions)
Trade debtors	701	704
Less: provisions	16	28
	685	676
Amounts owed by associated undertakings	—	42
Other debtors	35	54
Prepayments and accrued income	304	247
Pension prepayments	54	—
	1,078	1,019

Amounts due after more than one year included above are not significant except for amounts shown above as pension prepayment.

22	Cash

(a)	Reconciliation of net cash flow to movement in net debt

	Year ended March 31
	2005	2004	2003
	(£ millions)
Increase/(decrease) in cash during the year	14	(158)	158
Net cash outflow from decrease in debt and lease financing	1,155	834	784
Cash outflow from liquid resources	16	198	289
Changes in net debt resulting from cash flows	1,185	874	1,231
New loans and finance leases taken out and hire purchase arrangements made	(12)	(97)	(221)
Non cash refinancing	9	32	—
Exchange movements	54	182	135
Movement in net debt during the year	1,236	991	1,145
Net debt at April 1	(4,158)	(5,149)	(6,294)
Net debt at March 31	(2,922)	(4,158)	(5,149)

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

22	Cash (Continued)

(b)	Analysis of net debt

	Balance at April 1	Cash flow	Other non-cash	Exchange	Balance at March 31
	(£ millions)
Year ended March 31, 2005
Cash	64	14	—	—	78
Short-term loans and deposits	1,606	16	—	(18)	1,604
Bank and other loans	(1,225)	52	—	5	(1,168)
Finance leases and hire purchase arrangements	(4,491)	1,103	(3)	67	(3,324)
Convertible Capital Bonds 2005	(112)	—	—	—	(112)
	(4,158)	1,185	(3)	54	(2,922)
Year ended March 31, 2004
Cash	222	(158)	—	—	64
Short-term loans and deposits	1,430	198	—	(22)	1,606
Bank and other loans	(1,332)	258	(193)	42	(1,225)
Finance leases and hire purchase arrangements	(5,357)	576	128	162	(4,491)
Convertible Capital Bonds 2005	(112)	—	—	—	(112)
	(5,149)	874	(65)	182	(4,158)
Year ended March 31, 2003
Cash	64	158	—	—	222
Short-term loans and deposits	1,155	289	—	(14)	1,430
Bank and other loans	(1,545)	176	—	37	(1,332)
Finance leases and hire purchase arrangements	(5,856)	608	(221)	112	(5,357)
Convertible Capital Bonds 2005	(112)	—	—	—	(112)
	(6,294)	1,231	(221)	135	(5,149)

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

23	Borrowings and other creditors: amounts falling due within one year

	March 31
	2005	2004
	(£ millions)
Loans, finance leases and hire purchase arrangements
Bank and other loans	63	102
Finance leases	96	119
Hire purchase arrangements	288	461
	447	682
Trade creditors	897	840
Unredeemed frequent flyer liabilities	112	120
Amounts owed to associated undertakings	—	32
Other creditors
Other creditors	301	291
Corporate taxation	36	6
Other taxation and social security	43	38
	380	335
Accruals and deferred income
Sales in advance of carriage	880	859
Accruals and deferred income	152	128
	1,032	987
	2,868	2,996

24	Borrowings and other creditors: amounts falling due after more than one year

	March 31
	2005	2004
	(£ millions)
Loans, finance leases and hire purchase arrangements
Bank and other loans	1,105	1,123
Finance leases	1,493	1,978
Hire purchase arrangements	1,447	1,933
	4,045	5,034
Other creditors	8	14
Accruals and deferred income	293	326
	4,346	5,374

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

25	Loans, Finance Lease Obligations and Hire Purchase Arrangements

	March 31
	2005	2004	2005	2004
	(Currency millions)		(£ millions)
Loans
Bank
US Dollar	$297	$374	158	204
Sterling	£699	£700	699	700
			857	904
Euro-Sterling notes
Sterling	£308	£318	308	318
Other
Sterling	£3	£3	3	3
Finance leases
US Dollar	$1,089	$1,190	579	649
Sterling	£1,010	£1,448	1,010	1,448
			1,589	2,097
Hire purchase arrangements
Japanese Yen	¥152,070	¥181,738	756	954
US Dollar	$205	$367	109	200
Sterling	£870	£1,240	870	1,240
			1,735	2,394
			4,492	5,716

Bank and other loans are repayable up to the year 2019. Bank and other loans of the Group amounting to US$194 million (2004: US$254 million) and £592 million (2004: £526 million) are secured on aircraft. Euro-Sterling notes, other loans and loans from subsidiary undertakings are not secured. Finance leases and hire purchase arrangements are all secured on aircraft or property assets.

Loans, the capital elements of finance lease obligations and hire purchase arrangements are repayable as follows:

	March 31
					2005	2004
	Bank loans	Other loans	Finance leases	Hire purchase arrangements	Total	Total
	(£ millions)
Within one year	63	—	96	288	447	682
Between one and two years	85	—	108	289	482	500
Between two and three years	83	—	85	285	453	532
Between three and four years	65	61	64	257	447	504
Between four and five years	74	3	66	390	533	511
Over five years	487	247	1,170	226	2,130	2,987
	857	311	1,589	1,735	4,492	5,716

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

25 Loans, Finance Lease Obligations and Hire Purchase Arrangements (Continued)

Of which:

	March 31
	2005	2004
	(£ millions)
Bank loans
Repayable wholly within five years	370	391
Repayable in whole or in part after five years	487	513
Other loans, finance lease obligations and hire purchase arrangements
Repayable wholly within five years	1,992	2,338
Repayable in whole or in part after five years	1,643	2,474
	4,492	5,716

Future minimum lease payments under finance lease obligations and hire purchase arrangements as at March 31, 2005 together with the present value of the net minimum lease and hire purchase payments were:

(£ millions)
Within one year	527
Between one and two years	513
Between two and three years	465
Between three and four years	398
Between four and five years	516
Over five years	1,669
Total net minimum lease and hire purchase payments	4,088
Less: amount representing interest	764
Present value of net minimum lease and hire purchase payments	3,324

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

26	Analysis of Changes in Borrowings During the Year

	Year ended March 31, 2005			Year ended March 31, 2004			Year ended March 31, 2003
	Bank and other loans	Finance leases and hire purchase arrangements	Total	Bank and other loans	Finance leases and hire purchase arrangements	Total	Bank and other loans	Finance leases and hire purchase arrangements	Total
	(£ millions)			(£ millions)			(£ millions)
Balance at April 1	1,225	4,491	5,716	1,332	5,357	6,689	1,545	5,856	7,401
New loans raised	116	—	116	81	—	81	13	—	13
Non cash refinancing	—	(9)	(9)	193	(225)	(32)	—	—	—
Loans, finance leases and hire purchase arrangements undertaken to finance acquisition of aircraft and other assets	—	12	12	—	97	97	—	221	221
Repayment of amounts borrowed	(168)	(1,103)	(1,271)	(339)	(576)	(915)	(189)	(608)	(797)
Exchange movements	(5)	(67)	(72)	(42)	(162)	(204)	(37)	(112)	(149)
Balance at March 31	1,168	3,324	4,492	1,225	4,491	5,716	1,332	5,357	6,689

Included within exchange movements above are £21 million offset in reserves (2004: £169 million; 2003: £135 million).

27	Provision for deferred taxation

Deferred taxation has been provided at 30% (2004: 30%; 2003: 30%).

	March 31
	2005	2004	2003
	(£ millions)
Accelerated capital allowances less unrelieved losses	1,287	1,251	1,259
Other timing differences	48	28	18
Tax losses carried forward	(92)	(142)	(215)
	1,243	1,137	1,062

Movement in provision:

	March 31
	2005	2004	2003
	(£ millions)
Balance at April 1	1,137	1,062	1,031
Deferred tax charge in profit and loss (note 11)	106	75	31
Balance at March 31	1,243	1,137	1,062

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

28	Provisions for liabilities and charges

	Balance at April 1	Transfers from profit and loss account	Provisions utilized	Balance at March 31
	(£ millions)
Year ended March 31, 2005
Pensions and similar obligations	17	(1)	—	16
Post-retirement medical benefits	36	6	—	42
Severance	5	8	(5)	8
Onerous lease contracts	27	—	(10)	17
	85	13	(15)	83
Year ended March 31, 2004
Pensions and similar obligations	17	—	—	17
Post-retirement medical benefits	33	3	—	36
Severance	30	5	(30)	5
Onerous lease contracts	27	11	(11)	27
	107	19	(41)	85

The severance provision at March 31, 2005 covers pension augmentation costs relating to individuals who left the Group in February and March 2005, and committed early retirement and voluntary severance costs to be paid during the next financial year.

The onerous lease provision relates to the sub-lease of 12 Jetstream 41 aircraft to Eastern Airways and the grounding of the ATP fleet, which included the sub-lease of 3 aircraft to Loganair. This provision will be fully utilized by October 2009.

29	Employee Share Schemes

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

Options will be granted at an options price which is not less than 80% of the average of the market value of the shares for the three days following the 14th day after invitations are sent out (or some other date agreed with the Inland Revenue) and, where shares are to be subscribed, at their nominal value (if greater). Market value means on any day the average of the middle market quotation derived from the Daily Official List of the Financial Services Authority over the three preceding business days.

Options are normally exercisable for a six month period following the bonus date under the relevant savings contract. If the option is not exercised within this six month period, the option will lapse. Options may also, however, be exercised early in certain circumstances, for example on the option holder ceasing to be an employee due to

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

29 Employee Share Schemes (Continued)

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

British Airways Executive Share Option Scheme 1987

The British Airways Executive Share Option Scheme 1987 was introduced at the flotation of the Company in 1987 and was operated each summer (except in 1991 when the Share Appreciation Rights Plan 1991 was operated instead) as the long-term incentive plan for executives. The scheme ceased to operate in 1995. A summary of the principal features of the scheme is set out below.

A selected Group of key full-time executives were eligible. The maximum allocation per executive was four times the relevant emoluments for the current or preceding year of assessment (which ever of those years gives the greater amount).

Options were granted at an option price which was not less than the greater of the market value of the shares and the nominal value thereof. Market value meant on any day the average of the middle market quotation derived from the Daily Official List of the UK Financial Services Authority for the three preceding business days. Grants were made within 42 days of the preliminary announcement of the Company’s final results and/or the preliminary announcement of the Company’s half-yearly results in respect of any financial period.

Options are exercisable between the third and tenth anniversary of the date of grant, conditional on the executive remaining in employment.

British Airways Share Option Plan 1999

The British Airways Share Option Plan 1999 was approved at the Annual General Meeting on July 31, 1999 and has operated each year since August 1999 as the incentive plan for executives.

The plan is intended to operate for mainly senior managers. An individual’s participation is limited so that the aggregate exercise price of options granted will not exceed the individual’s basic salary in any one year.

Options are granted at an option price which is not less than the market value of the shares on the date of grant and, where the shares are to be subscribed, at their nominal value (if greater). Market value means on any day, the average of the middle market quotation derived from the Daily Official List of the Financial Services Authority, for the three proceeding business days.

Grants are made within 42 days of the preliminary announcement of the Company’s final results and/or the preliminary announcement of the Company’s half-yearly results in respect of any financial period.

Options are exercisable between the third and tenth anniversary date of the grant, subject to a performance condition.

The performance condition used in the year under review and preceding years require the Remuneration Committee to be satisfied that there has been an increase in the earnings per share (“EPS”) of the Company which is at least four per cent per annum more than the increase in the retail price index during any period of three consecutive financial years within the life of the grant. EPS is calculated as set out in the Statement of Investment Practice No. 1 of the Institute of Investment Management and Research as this is a recognized method in the market. In addition, the Remuneration Committee has imposed a threshold of 17.3 pence as the minimum base year EPS before any such increase could qualify towards meeting the performance condition. The threshold was altered from 20.8 pence in the financial year 2002/03 to reflect the adoption of FRS 19 ‘Deferred Tax’. In relation to grants to be awarded under the plan during 2004/05, the Remuneration Committee has determined that the performance condition and the EPS threshold should remain unchanged. If the performance condition is not satisfied over the initial three year period, there will be a single retest after a further year which will measure performance of the Company over the four year period commencing with the year in which the grant was made.

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

29   Employee Share Schemes (Continued)

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

30	Pension and other post retirement benefits

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

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

30 Pension and other post retirement benefits (Continued)

deficit contributions) in addition to deficit contributions of £9.56 million per month increasing each April in line with inflation for a period of 10 years.

The pension costs for the Schemes are assessed in accordance with the advice of an independent qualified actuary. For these purposes valuations of the Schemes were carried out as at March 31, 2003 using the attained age method for APS and the projected unit method for NAPS. The principal assumptions adopted were that investments would return 3.1% per annum in real terms (ahead of price inflation assumed to be 2.5% per annum) for APS and 4.6% per annum in real terms for NAPS. Annual increases in earnings were assumed to remain level with price inflation for the five years following March 31, 2003 and thereafter increase at 1.5% ahead of price inflation. Limited Price Indexation increases awarded to pensions in payment are assumed on average to follow the rate of inflation. On this basis the regular cost is 25.41% of pensionable pay for APS and 14.16% of pensionable pay for NAPS. Any SSAP 24 surplus or deficit has been amortized over the remaining service lives of members of the Scheme and this leads to a variation in cost of (20.21)% of pensionable pay for APS and 10.06% of pensionable pay for NAPS.

The total pension costs (calculated as set out above for APS and NAPS), including pension augmentation payments, charged in the accounts were:

	Year ended March 31
	2005	2004	2003
	(£ millions)
Airways Pension Scheme	5	9	5
New Airways Pension Scheme	182	183	127
British Airways Retirement Plan	2	—	—
Other pension schemes and provident funds — mainly outside the United Kingdom	56	36	29
	245	228	161

Employer contributions in respect of overseas employees have been determined in accordance with best local practice.

There was a pension prepayment of £54 million as at March 31, 2005 (March 31, 2004: provision of £20 million). The pension prepayment arises due to the difference between the amounts recognized as cost and the amounts paid directly.

FRS 17 DISCLOSURES

The Group has continued to account for pensions in accordance with SSAP 24. The following additional disclosures are required in accordance with FRS 17 ‘Retirement benefits’:

	Year ended March
	2005				2004				2003
	APS and NAPS		Other Schemes		APS and NAPS		Other Schemes		APS and NAPS	Other Schemes
	(% p.a.)
Inflation	2.8		3.0 – 4.0		2.5		3.0 – 4.0		2.3	2.5 – 4.0
Rate of increase in salaries	2.8	*	1.5 – 6.0		2.5	*	1.5 – 6.0		3.8	1.5 – 6.0
Rate of increase of pensions in payment	2.7		1.7 – 5.0	**	2.5		2.0 – 5.0	**	2.3	2.0 – 8.0
Rate of increase in deferred pension	2.8		3.0 – 5.5		2.5		3.0 – 5.5		2.3	2.5 – 5.5
Discount rate	5.4		2.0 – 7.0		5.6		2.0 – 9.0		5.7	2.0 – 8.0

*	Rate of increase in salaries is 2.8 per cent per annum for 3 years and 4.3 per cent per annum thereafter (2004: Rate of increase in salaries is 2.5 per cent per annum for 4 years and 4.0 per cent per annum thereafter).

**	Excludes rate of increase on post-retirement medical benefit liabilities provided in the United States.

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

30 Pension and other post retirement benefits (Continued)

Market Values of the schemes’ assets were:

	Year ended March
	2005			2004			2003
	APS and NAPS	Other Schemes	Total	APS and NAPS	Other Schemes	Total	APS and NAPS	Other Schemes	Total
	(£ millions)
Equities	5,054	186	5,240	4,669	170	4,839	3,571	123	3,694
Bonds	4,627	104	4,731	4,456	64	4,520	4,472	67	4,539
Others	914	1	915	642	59	701	567	58	625
	10,595	291	10,886	9,767	293	10,060	8,610	248	8,858

Expected rate of return % per annum:

	Year ended March
	2005			2004			2003
	APS	NAPS	Other Schemes	APS	NAPS	Other Schemes	APS	NAPS	Other Schemes
	(% per annum)
Equities	8.5	8.5	6.0 – 9.5	8.4	8.4	6.0 – 9.5	8.5	8.5	6.0 – 9.5
Bonds	4.7	4.8	3.0 – 7.0	4.4	4.7	3.0 – 9.0	4.5	4.5	3.0 – 9.0
Others	5.6	5.3	3.0 – 8.0	5.9	5.6	3.0	6.4	6.1	2.6 – 5.0
	6.0	7.4	5.0 – 8.25	5.8	7.3	3.0 – 9.0	5.8	7.2	5.0 – 9.0

If the requirement of FRS 17 had been recognized in the financial statements, the defined benefit costs would be as follows:

	Year ended March
	2005			2004
	APS and NAPS	Other Schemes	Total	APS and NAPS	Other Schemes	Total
	(£ millions)
Current service cost	178	13	191	162	11	173
Past service costs	5	—	5	15	—	15
Total charged to operating profit	183	13	196	177	11	188

Amounts charged to other finance income:
Interest on pension scheme liabilities	603	26	629	545	24	569
Expected return on assets in the pension scheme	(599)	(20)	(619)	(522)	(13)	(535)
Net charge/(income) to other finance income	4	6	10	23	11	34
Total profit and loss charge before deduction for tax	187	19	206	200	22	222

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

30 Pension and other post retirement benefits (Continued)

If the requirements of FRS 17 had been recognized in the Financial Statements, the Group’s statement of total recognized gains and losses would have been:

	Year ended March
	2005			2004
	APS and NAPS	Other Schemes	Total	APS and NAPS	Other Schemes	Total
	(£ millions)
Differences between actual and expected returns on assets	(389)	(1)	(390)	(885)	(28)	(913)
Experience loss/(gain) on liabilities	108	(2)	106	625	4	629
Loss on change of assumptions (financial and demographic)	746	21	767	310	7	317
Total loss/(gain) recognized in statement of total recognized gains and losses before adjustment for tax	465	18	483	50	(17)	33

The following amounts were measured in accordance with the requirements of FRS 17:

	Year ended March
	2005			2004
	APS and NAPS	Other Schemes	Total	APS and NAPS	Other Schemes	Total
	(£ million)
(Gain)/loss on scheme assets:
Amount (£ millions)	(389)	(1)	(390)	(885)	(28)	(913)
Percentage of scheme assets at year end	(3.7)%	(0.3)%	(3.6)%	(9.1)%	(9.6)%	(9.1)%
Experience loss/(gain) on scheme liabilities:
Amount (£ millions)	108	(2)	106	625	4	629
Percentage of scheme liabilities at year end	0.9%	(0.5)%	0.8%	5.7%	0.9%	5.5%
Total actuarial loss/(gain) recognized in statement of total recognized gains and losses:
Amount (£ millions)	465	18	483	50	(17)	33
Percentage of scheme liabilities at year end	3.8%	4.1%	3.8%	0.5%	(3.7)%	0.3%

The following amounts were measured in accordance with the requirements of FRS 17.

	At March 31
	2005			2004			2003
	APS and NAPS	Other Schemes	Total	APS and NAPS	Other Schemes	Total	APS and NAPS	Other Schemes	Total
	(£ million)
Total market value of assets	10,595	291	10,886	9,767	293	10,060	8,610	248	8,858
Present value of liabilities	12,126	442	12,568	10,907	459	11,366	9,674	445	10,119
Deficit	(1,531)	(151)	(1,682)	(1,140)	(166)	(1,306)	(1,064)	(197)	(1,261)
APS irrecoverable surplus	(301)		(301)	(385)		(385)	(418)		(418)
Pension liability (before allowance for deferred tax)	(1,832)	(151)	(1,983)	(1,525)	(166)	(1,691)	(1,482)	(197)	(1,679)
Related deferred tax	550	45	595	458	50	508	445	59	504
Net pension liability	(1,282)	(106)	(1,388)	(1,067)	(116)	(1,183)	(1,037)	(138)	(1,175)

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

30   Pension and other post retirement benefits (Continued)

If the above amounts had been recognized in the financial statements, the Group’s net assets and profit and loss reserve would be as follows:

	At March 31
	2005	2004	2003
	(£ millions)
Net assets excluding pension liability	2,684	2,428	2,274
Pension liability, net of related deferred tax, and SSAP 24 provisions and prepayments	(1,442)	(1,163)	(1,175)
Net assets including pension liability	1,242	1,265	1,099
Profit and loss reserve excluding pension liability	1,177	897	729
Pension liability	(1,442)	(1,163)	(1,175)
Profit and loss reserve	(265)	(266)	(446)

The amounts above have been calculated after taking account of pensions prepayments and provisions for pension and other post-retirement benefits, net of related deferred tax.

Analysis of the movement in deficit in the schemes during the year:

	At March 31
	2005			2004
	APS and NAPS	Other Schemes	Total	APS and NAPS	Other Schemes	Total
	(£ millions)
(Deficit)/surplus before irrecoverable surplus and impact of deferred tax at April 1	(1,140)	(166)	(1,306)	(1,064)	(197)	(1,261)
Contributions paid	261	52	313	174	36	210
Current service cost	(178)	(13)	(191)	(162)	(11)	(173)
Past service cost	(5)	—	(5)	(15)	—	(15)
Other finance (charge)/income	(4)	(6)	(10)	(23)	(11)	(34)
Actuarial (loss)/gain	(465)	(18)	(483)	(50)	17	(33)
Deficit before irrecoverable surplus and impact of deferred tax at March 31	(1,531)	(151)	(1,682)	(1,140)	(166)	(1,306)

31	Interest rate risk profile of financial liabilities

Analysis by type of borrowing:

					2005	2004
	Fixed rate borrowings			Floating rate borrowings	Total	Total
	Weighted average years	Weighted average rate (%)	(£ millions)
Sterling	9.9	6.11	1,298	1,704	3,002	3,821
US Dollar	12.9	4.50	275	571	846	1,053
Japanese Yen	4.0	1.34	756	—	756	954
Total 2005	8.3	4.37	2,329	2,275	4,604
Total 2004	8.9	4.84	2,744	3,084		5,828

The borrowings are stated after taking into account the various interest rate swaps entered into by the Group. Floating rates of interest are based on LIBOR (London Interbank Offered Rate).

Fixed rate borrowings include £112 million (2004: £112 million) relating to the Convertible Capital Bonds 2005.

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

31   Interest rate risk profile of financial liabilities (Continued)

The terms of the 9.75 per cent Convertible Capital Bonds allow the holders to convert into British Airways Plc ordinary shares during the period June 1993 to June 2005 on the basis of one ordinary share for every 2.34 (adjusted for the effect of the 1993 rights issue) Bonds held. On June 15, 2004, 39,000 ordinary shares were issued in exchange for 93,000 Bonds (June 16, 2003, 11,000 ordinary shares were issued in exchange for 26,000 Bonds). The terms also provide that on maturity in 2005, the Company may require remaining bondholders to convert their Bonds into ordinary shares of the Company which would be sold on their behalf. If the proceeds of such a sale are less than the issue price of the Bonds, the Company has to fund any deficit from its own resources. Full conversion of the remaining Bonds would require the issue of 47,999,000 ordinary shares.

The mid market closing prices of the Bonds and the ordinary shares at March 31, 2005 as quoted in the London Stock Exchange Daily Official List were 117.0p and 264.0p each respectively.

Subsequent to the balance sheet date, in June 2005, the Bonds matured and were all converted into ordinary shares of the Company. There was no deficit for the Company to fund.

Excluded from the above table are long term creditors and provisions for liabilities and charges amounting to £384 million (2004: £425 million) on which no interest is payable.

32	Interest Rate Arrangements

To reduce interest rate risk, the Group has entered into single currency interest rate swap arrangements so as to change the interest payable elements of certain loans and lease obligations from variable to fixed rates and, accordingly, accounts for such swaps as hedges.

Outstanding single currency interest rate swap arrangements are summarized as follows:

			Interest Rates
	Notional principal balance	Termination dates	Fixed payable	Variable receivable
	(currency millions)
At March 31, 2005
US Dollar	$240	2008	2.95% – 3.57%	2.56% – 2.95%
Sterling	£53	2006	5.27% – 5.36%	4.87%
At March 31, 2004
US Dollar	$240	2008	2.95% – 3.57%	1.12% – 1.16%
Sterling	£58	2006	5.27% – 5.36%	4.02%

33	Non-equity minority interest

The non-equity minority interest represents E300 million of 6.75 per cent fixed coupon Euro perpetual preferred securities issued by British Airways Finance (Jersey) L.P. in which the general partner is British Airways Holdings Limited, a wholly owned subsidiary of British Airways Plc. The holders of these securities have no rights against Group undertakings other than the issuing entity and, to the extent prescribed by the subordinated guarantee, the Company. The effect of the securities on British Airways Group as a whole, taking into account the subordinate guarantee and other surrounding arrangements, is that the obligations to transfer economic benefits in connection with the securities do not go beyond those that would normally attach to preference shares issued by a UK company.

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

34	Interest rate risk profile of financial assets

The interest rate profile of the financial assets of the Group as at March 31, is as follows:

	At March 31
	2005	2004
	(£ millions)
Sterling	1,407	1,334
US Dollar	18	105
Japanese Yen	199	207
Other	58	24
	1,682	1,670

Floating rate financial assets above comprise cash and cash deposits on money market deposit at call and at short term rates for periods typically with maturity of less than 12 months.

In addition, the Group has fixed asset investments (excluding associates and investments in own shares) amounting to £30 million (2004: £30 million).

35	Currency exposures

Functional Currency	Net foreign currency assets/(liabilities)
	(£ millions)
	US Dollar	Euro	Japanese Yen	Other	Total
Sterling	154	(13)	(566)	198	(227)
	154	(13)	(566)	198	(227)
March 31, 2004
Sterling	96	49	(751)	192	(414)
	96	49	(751)	192	(414)

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

36	Forward Transactions

The Group had outstanding forward transactions to hedge foreign currencies and fuel purchases as follows:

	At March 31		At March 31
	2005	2004	2005	2004
	(Currency millions)		(£ millions)
Maturing within one year
to hedge future currency revenues against US Dollars	$87	$80	—	—
to hedge future currency revenues against Sterling	—	—	£57	£35
to hedge future operating payments against US Dollars	$255	$2	—	—
to hedge future fuel costs in US Dollars	$1,333	$665	£709	£363
to hedge debt	¥9,719	¥27,238	£49	£140
Maturing after one year
to hedge future fuel costs in US Dollars	$418	—	£222	—

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

37	Borrowing facilities

At March 31, 2005 British Airways had undrawn committed aircraft financing facilities of $228 million (expires May 1, 2008), a further $232 million general facility (expires November 19, 2013) together with unused overdraft facilities of £21 million. An undrawn uncommitted money market line of £25 million was held as at March 31, 2005.

38	Fair values of financial instruments

a	Primary financial instruments held or issued to finance the Group’s operations

	At March 31
	2005		2004
	Carrying amount	Fair value	Carrying amount	Fair value
	(£ millions)
Cash at bank and in hand and overdrafts	78	78	64	64
Short-term loans and deposits	1,604	1,604	1,606	1,606
Fixed asset investments (excluding associates and investments in own shares)	30	33	30	34
Bank and other borrowings	(860)	(888)	(907)	(967)
Finance leases	(1,589)	(1,585)	(2,097)	(2,106)
Hire purchase arrangements	(1,735)	(1,737)	(2,394)	(2,399)
Euro-Sterling notes	(61)	(70)	(71)	(79)
Convertible Capital Bonds 2005	(112)	(132)	(112)	(155)
Euro-Sterling Bond 2016	(247)	(270)	(247)	(248)

b	Derivative financial instruments held to manage the interest rate and currency profile

	At March 31
	2005	2004
	Fair Value
	(£ millions)
Interest rate swaps	2	(5)
Forward currency transactions	(1)	(1)
Fuel derivatives	278	29

No carrying amounts are shown as all items are held off balance sheet.

Included within forward currency transactions are derivative financial instruments held to hedge the currency exposure on expected future sales.

The following methods and assumptions were used by the Group in estimating its fair value disclosures for financial instruments:

Fixed asset investments

–	listed fixed asset investments are stated at market value as at March 31, 2005. All other fixed asset investments ate stated at carrying value less any provisions for permanent diminution in value.
Bank and other loans, finance leases, hire purchase arrangements and the non Japanese Yen denominated portions of hire purchase arrangements carrying fixed rates of interest

–	the repayments which the Group is committed to make have been discounted at the relevant interest rates applicable at March 31, 2005. Japanese Yen denominated portions of hire purchase arrangements carrying fixed rates of interest

–	these amounts relate to the tax equity portions of Japanese leveraged leases which are personal to the Group, cannot be assigned and could not be refinanced or replaced in the same cross border market on a marked

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

38 Fair values of financial instruments (Continued)

to market basis and accordingly, a fair value cannot be determined. The carrying value of £756 million has therefore been included as the fair value above. Euro Sterling notes, Convertible Capital Bonds 2005 and Euro-Sterling Bond 2016

–	quoted market value.

Off balance sheet interest rate swaps

–	discounted cash flow analysis, to determine the estimated amount the Group would receive or pay to terminate the agreements.

Off balance sheet forward currency transactions

–	the marked-to-market value of the instruments.

Off balance sheet over the counter (OTC) fuel derivatives

–	the marked-to-market value of the instruments.

The fair value of all other assets and liabilities is deemed to be equal to their carrying value unless stated otherwise in the relevant note to the accounts.

c	Hedges

The instruments used to hedge future exposures are interest rate swaps, forward currency contracts and fuel derivatives.

At March 31, 2005 there were unrecognized gains of £281 million and unrecognized losses of £2 million relating to hedges of future exposure. Of the unrecognized gains £228 million are expected to occur within one year and £53 million after one year, and of the unrecognized losses £2 million are expected to occur within one year.

At March 31, 2004 there were unrecognized gains of £33 million and unrecognized losses of £10 million relating to hedges of future exposure. All of the unrecognized gains related to the period to March 31, 2004 and of the unrecognized losses £7 million related to the period to March 31, 2005 and £3 million related to periods in excess of one year.

39	Contingencies

There were contingent liabilities at March 31, 2005 in respect of guarantees and indemnities entered into as part of, and claims arising from, the ordinary course of business, upon which no material losses are likely to arise.

The Group has guaranteed certain borrowings, liabilities and commitments which at March 31, 2005 amounted to £259 million (2004: £383 million) and £577 million (2004: £633 million) respectively. For the company these included guarantees given in respect of the Convertible Capital Bonds and the fixed perpetual preferred securities issued by subsidiary undertakings.

40	Related Party Transactions

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

QANTAS AIRWAYS LIMITED

The Group has a ‘Joint Services Agreement’ with the airline which started in November 1995. The agreement allows the two airlines to co-operate in developing schedules and fares and to share revenues and costs on the core ‘Kangaroo’ routes between Europe and Australia.

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

40 Related Party Transactions (Continued)

The Group disposed of its equity investment in Qantas in September 2004.

IBERIA, LINEAS AÉREAS DE ESPAÑA, S.A. (‘IBERIA’)

The Group has a 8.76 per cent investment in Iberia, which was completed in March 2000. Areas of opportunity for co-operation have been identified, and work continues to pursue and implement these.

As at March 31, 2005, the net trading balance owed by British Airways to Iberia amounted to £0.3 million (2004: £0.1 million).

COMAIR LIMITED

The Group has an 18.3 per cent investment in Comair and has a franchise agreement with the company that commenced in October 1996.

As at March 31, 2005, the net trading balance due to Comair amounted to £8 million (2004: £8 million)

OPODO LIMITED

In the current year the Group reduced its investment in Opodo from 19.05 per cent to 5.94 per cent. The settlement between British Airways and Opodo is actioned through the Bank Settlement Plan of which both companies are members.

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

There were no loans or credit transactions with Directors or officers of the Company during the year which would be required to be disclosed in accordance with the requirements of the Companies Act or the requirements of SEC Form 20-F.

41	Companies Act 1985

These financial statements are not the Company’s statutory accounts within the meaning of Section 240 of the Companies Act 1985 of Great Britain. Statutory accounts for each of the three years ended March 31, 2005, 2004 and 2003 have been prepared and the auditors have given unqualified audit reports thereon. Such accounts for March 31, 2005 have been delivered to the Registrar of Companies for England and Wales.

42	Foreign Currency Translation Rates

	Closing rates at March 31			Annual average rates for the year ended March 31
	2005	2004	2003	2005	2004	2003
US Dollar	1.88	1.83	1.58	1.84	1.68	1.54
Japanese Yen	201	191	188	197	191	188
Australian Dollar	2.43	2.41	2.62	2.50	2.46	2.76
Euro	1.45	1.50	1.45	1.47	1.44	1.57

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

43	Differences between United Kingdom and United States Generally Accepted Accounting Principles

The Financial Statements are prepared in accordance with accounting principles generally accepted in the United Kingdom (‘UK GAAP’) which differ in certain respects from those generally accepted in the United States (‘US GAAP’). The significant differences are described below.

(a)	Deferred frequent flyer revenue

Under UK GAAP, revenue from the sale of frequent flyer airmiles is recognised when the miles are issued to participants.

Under US GAAP, a portion of frequent flyer revenue is deferred, and not recognized as revenue until the airmiles are redeemed by the customer. The remaining portion of frequent flyer proceeds is immediately recognized as revenue upon sale of the miles as the related services have been deemed to have been provided.

(b)	Pension costs

Under UK GAAP, the Group accounts for all of its significant defined benefit pension plans under SSAP 24. Under US GAAP such plans are accounted for in accordance with SFAS 87 “Employers’ Accounting for Pensions”. SSAP 24 and SFAS 87 differ in certain material respects, the most significant being:

–	UK GAAP allows measurements of plan assets and liabilities to be based on the result of the latest actuarial valuation which can be up to three years prior to the most recent balance sheet date. US GAAP requires measurement of plan assets and liabilities to be made at the date of the financial statements or up to three months prior to that date.

–	Under UK GAAP, the effect of variations in cost can be accumulated at successive valuations and amortized on an aggregate basis.
–	Under US GAAP, actuarial gains and losses as of the beginning of each annual period are amortized over the remaining service lives of scheme members.

–	Where an additional minimum liability exists under US GAAP, (ie where the amount provided for any scheme does not cover the unfunded accumulated benefit obligation for that scheme), this must be recognized in the balance sheet under SFAS 87. The adjustment resulting from the recognition of any such minimum liability is reported as an intangible asset to the extent of unrecognized prior service cost, with the remaining amounts reported in Other Comprehensive Income net of related deferred tax.

(c)	Goodwill

Under UK GAAP, prior to April 1, 1998, goodwill arising on the acquisition of subsidiary undertakings, and investments in associated undertakings, was set off directly against retained earnings. From April 1,1998, goodwill has been capitalized and amortized over its useful economic life.

Under US GAAP, in accordance with SFAS 142, goodwill is capitalized and not amortized, but tested for impairment on an annual basis or on an interim basis when a triggering event occurs. As a result of the annual impairment test undertaken at March 31, 2003, the Group recognized at that date an impairment charge representing the outstanding balance of goodwill arising in respect of the acquisition of subsidiary undertakings.

The carrying value of goodwill arising in connection with subsidiary undertakings under UK GAAP and the related amortization expense are therefore reversed under US GAAP. Amortization of goodwill arising in connection with associated undertakings under UK GAAP is reversed, and carried in the balance sheet subject to any impairment charge.

(d)	Foreign currency translation

Under UK GAAP, certain aircraft and other significant assets which are financed in whole or in part in foreign currency, either by loans, finance lease obligations or hire purchase arrangements, are regarded, together with related liabilities, as a separate group of assets and liabilities and accounted for in foreign currency. The amounts in foreign currency are translated into Sterling at rates ruling at the balance sheet date and the net differences arising from the translation of assets and related foreign currency loans are taken to retained earnings.

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

43  Differences between United Kingdom and United States Generally Accepted Accounting Principles (Continued)

Under US GAAP, the cost of the assets are fixed in Sterling at the rate of exchange ruling at the date of the original acquisition, lease or hire purchase, and the exchange gain or loss on the related foreign currency loans is reflected in Net Income.

The adjustment to revalue assets and deferred income and recognize the effect in retained reserves under UK GAAP is therefore reversed under US GAAP. Similarly, depreciation charged on the revaluation adjustment under UK GAAP is reversed under US GAAP. The amount recognized in retained reserves in respect of the revaluation of loans under UK GAAP is transferred to Net Income under US GAAP.

(e)	Other finance income and related fees

Under UK GAAP, lease fees received on the transfer of an asset between lessors are recognized immediately in certain circumstances as part of Net Income. Under US GAAP, these amounts are deferred and amortized to Net Income over the minimum lease term.

(f)	Property revaluation

Under UK GAAP, tangible assets may be carried either at cost less depreciation, or at a subsequent valuation less depreciation. Under US GAAP, tangible assets must be carried at historical cost less depreciation. The revaluation of properties, recognized at March 31, 1995 under UK GAAP, is therefore reversed under US GAAP. Similarly, depreciation charged on the revaluation adjustment under UK GAAP is reversed under US GAAP.

(g)	Associated undertakings

The Group’s investments in associated undertakings are accounted for using the equity method under both UK GAAP and US GAAP. Applicable US accounting principles have been applied to the Group’s share of associated undertakings’ results.

Under UK GAAP, exceptional items and interest expense and tax of associated undertakings are shown separately within Net Income. Under US GAAP, the after-tax profits or losses are included in Net Income as a single line item. The reclassification has no overall effect on Net Income or on Shareholders’ Equity.

(h)	Disposals of investments in associated and subsidiary undertakings

Gains or losses on sales of investments in associates and subsidiaries can differ between US GAAP and UK GAAP, due to differences in carrying values. UK GAAP requires goodwill previously written off to reserves to be included in the calculation to derive the gain or loss on disposal. Under US GAAP, goodwill previously amortized or written-off as a result of impairments is not included in the calculation to derive such gain or loss. Under US GAAP, in accordance with SFAS 52 “Foreign Currency Translation”, amounts previously recognized as cumulative foreign exchange translation adjustments in Accumulated Other Comprehensive Income are included in the calculation to derive the gain or loss on disposal. Under UK GAAP such amounts are not included in the calculation.

(i)	Derivative instruments

Under UK GAAP, derivative instruments entered into for hedging purposes are generally not recorded as assets and liabilities on the balance sheet. Under US GAAP, SFAS 133 “Accounting for Derivative Instruments and Hedging Activities”, as amended by SFAS 137 and 138, requires that an entity recognize all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value. Changes in fair value over the period are recorded in current earnings unless hedge accounting is achieved. The Group does not currently designate any of its derivatives as qualifying hedge instruments under SFAS 133. As such, gains and losses related to the fair value adjustments of all derivative instruments are classified in the consolidated statement of income and cash flows in accordance with the nature of the derivative.

(j)	Gains on sale and leaseback transactions

Under UK GAAP, gains arising on sale and leaseback transactions are recognized as part of Net Income to the extent that the sale proceeds do not exceed the fair value of the assets concerned. Gains arising on the portion of the sale proceeds which exceed the fair value are deferred and amortized over the minimum lease term. Under

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

43  Differences between United Kingdom and United States Generally Accepted Accounting Principles (Continued)

US GAAP, the total gains, arising on qualifying sale and leaseback transactions, including any realized revaluation gains, are deferred in full and amortized to income over the minimum lease term.

(k)	Trade investments

Under UK GAAP, trade investments are stated at cost less provision for permanent diminution in value. Under US GAAP, trade investments classified as available for sale per SFAS 115 are stated at market value and the unrealized gains/losses are accounted for as Other Comprehensive Income.

(l)	Deferred tax

For UK reporting, the Group provides for deferred tax in accordance with FRS 19 on all timing differences with the exception of gains on revaluations of fixed assets, or where potentially taxable gains have been rolled over, where there is no commitment to dispose of the relevant asset. Deferred tax assets are recognized where it is considered to be more likely than not that there will be suitable taxable profits from which to offset the timing differences.

Under US GAAP, deferred tax is generally provided on a full liability basis on all temporary differences arising between the accounting and tax bases of the Group’s assets and liabilities, in accordance with SFAS 109.

Deferred tax recognized under US GAAP therefore includes the effect of methodology differences between US GAAP and FRS 19, plus the effect of other relevant reconciling adjustments between UK and US GAAP, provided for at 30%.

(m)	Asset acquisition

From time to time the Group acquires aircraft previously held under finance lease arrangements. Under UK GAAP, the inherent gain or loss arising from the difference between the carrying value of the lease obligation and the proceeds paid by the Group to settle the obligation is either recognized as other income on completion of the transaction; deferred and recognized over the remaining economic useful life of the acquired asset; or recognized as an adjustment to the related lease obligation depending on the facts and circumstances. Under US GAAP, the above difference is recognized as an adjustment to the carrying value of the acquired asset on completion of the transaction. In addition, US GAAP requires that any difference between the adjusted carrying value and the tax written down value at completion of the transaction be recognized as a deferred tax asset or liability with a corresponding further adjustment to the carrying value of the acquired asset.

(n)	Impairment

Both UK GAAP and US GAAP require that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. US GAAP requires the entity, in performing the review for recoverability, to estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized, equal to the difference in the fair value of the asset and its carrying amount. Otherwise, no impairment loss is recognized.

Under UK GAAP, to the extent that the carrying amount exceeds the recoverable amount, that is the higher of net realizable value and value in use (fair value), the fixed asset is written down to its recoverable amount.

(o)	Compensated absences

US GAAP requires a liability to be recorded for employees’ compensation associated with future absences, if the right to compensation is attributable to employees’ services already rendered, and if certain other conditions are met. No specific requirement to record a liability exists under UK GAAP.

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

43  Differences between United Kingdom and United States Generally Accepted Accounting Principles (Continued)

The following statements provide a reconciliation between earnings available for shareholders under UK GAAP and net income under US GAAP, statements of Other Comprehensive Income and movements in accumulated Other Comprehensive Income under US GAAP and a reconciliation between shareholders’ funds under UK GAAP and shareholders’ equity under US GAAP.

NET INCOME/(LOSS)

		Year ended March 31
	Notes	2005	2004	2003
		(£ million, except per Ordinary Share and ADS amounts)
Profit for the year as reported under UK GAAP		251	130	72
Adjustments:
Other revenue
Deferred frequent flyer revenue	(a)	(31)	(34)	(32)
Depreciation and amortization
Goodwill in respect of subsidiary companies	(c)	6	6	6
Impairment of goodwill in respect of subsidiary undertakings	(c)	—	—	(399)
Goodwill in respect of associated companies	(c)	1	1	1
Fleet — exchange differences	(d)	(13)	(11)	3
Fleet — asset acquisition	(m)	(2)	—	—
Property — valuation uplift	(f)	7	4	4
Equity accounting of associated companies
Share of results of associated companies	(g)	(16)	3	(12)
Share of tax of associated companies	(g)	5	(1)	4
Employment costs
Pension costs	(b)	(65)	252	269
Compensated absences	(o)	(13)	—	—
Other gains/(losses)
Arising on translation of aircraft and property related loans	(d)	4	173	149
Change in fair value of derivatives	(i)	256	19	(38)
Net interest expense
Other finance income and related fees	(e)	(2)	(11)	(7)
Asset acquisition	(m)	3	—	—
Gain/(loss) on disposal of tangible fixed assets
Arising on disposal of revalued property	(f)	—	4	(11)
Arising on sale and leaseback transactions	(j)	13	(20)	(20)
(Loss)/gain on disposal of investments
Disposal of interests in associated companies	(h)	(29)	—	3
Disposal of interests in subsidiary companies	(h)	—	12	—
Deferred taxation
Effect of the above adjustments	(l)	(9)	(121)	(107)
Effect of differences in methodology	(l)	(8)	(10)	—
		107	266	(187)
Net income/(loss) as reported under US GAAP		358	396	(115)
		Pence	Pence	Pence
Basic net income/(loss) per ordinary share		33.4	37.0	(10.7)
Basic net income/(loss) per American depositary share		334.0	370.0	(107.0)
Diluted net income/(loss) per ordinary share		32.5	36.1	(10.7)
Diluted net income/(loss) per American depositary share		325.0	361.0	(107.0)

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

43  Differences between United Kingdom and United States Generally Accepted Accounting Principles (Continued)

The numerators and denominators used in computing basic and diluted net income per share are reconciled as follows:

	Year ended March 31
	2005	2004	2003
	(£ million)
Net income/(loss) and numerator for basic earnings per share	358	396	(115)
Interest expense avoided on assumed conversion of Convertible Capital Bonds	8	8	—
Net income/(loss) and numerator for diluted earnings per share	366	404	(115)

	Year ended March 31
	2005	2004	2003
	(Number of shares ‘000)
Denominator for basic earnings per share — weighted average shares	1,071,126	1,070,077	1,073,054
Effect of dilutive securities:
Employee stock options	7,352	—	—
Convertible Capital Bonds	48,007	48,040	—
	55,359	48,040	0
Denominator for diluted earnings per share weighted-average shares	1,126,485	1,118,117	1,073,054

Anti-dilutive shares:

For the year ended March 31, 2005, approximately 23 million shares related to employee stock options (2004: 42 million; 2003: 49 million) were not included in the calculation of diluted earnings per average common share. The effect of including these shares would be anti-dilutive, as the exercise price of the stock options exceeded the average common stock market price during the respective period.

For the year ended March 31, 2005, approximately 48 million shares related to Convertible Capital Bonds (2004: 48 million) were included in the calculation of diluted earnings per average common share. For the year ended March 31, 2003, approximately 48 million shares related to Convertible Capital Bonds were excluded from the calculation. Including the bond conversion would have resulted in a reduction in the loss per share in that year.

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

43 Differences between United Kingdom and United States Generally Accepted Accounting Principles (Continued)

COMPREHENSIVE INCOME

Comprehensive Income/(Loss) under US GAAP is as follows:

	Year ended March 31
	2005	2004	2003
	(£ million)
Net income/(loss) as reported under US GAAP	358	396	(115)
Foreign currency translation adjustments	(22)	43	(14)
Reclassification of foreign currency translations on adjustment to net income on disposal of investment in associate	57	—	—
Unrealized (losses)/gains on available-for-sale securities	(1)	1	—
Minimum pension liability — net of tax of £95 million (2004: £130 million, 2003: £135 million)	(222)	(303)	(315)
Other comprehensive income/(loss) under US GAAP	170	137	(444)

Movements in the components of accumulated Other Comprehensive Loss are as follows:

	Minimum pension liability	Foreign currency translation adjustments	Reclassification on disposal of associate	Unrealized gains/(losses) on available- for-sale securities	Total
				(£ million)
At March 31, 2002	—	(148)	—	2	(146)
Arising in the year	(315)	(14)	—	—	(329)
At March 31, 2003	(315)	(162)	—	2	(475)
Arising in the year	(303)	43	—	1	(259)
At March 31, 2004	(618)	(119)	—	3	(734)
Arising in the year	(222)	(22)	57	(1)	(188)
At March 31, 2005	(840)	(141)	57	2	(922)

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

43  Differences between United Kingdom and United States Generally Accepted Accounting Principles (Continued)

		March 31
	Notes	2005	2004
			Restated (1)
		(£ million)
Shareholders’ funds as reported under UK GAAP		2,465	2,187
Adjustments:
Intangible assets
Goodwill set off in respect of subsidiary companies
Cost	(c)	(114)	(114)
Amortization	(c)	27	21
Other — cost	(b)	15	18
Tangible assets
Fleet
Cost
Exchange differences	(d)	300	282
Asset acquisition	(m)	4	15
Depreciation
Exchange differences	(d)	(106)	(85)
Asset acquisition	(m)	(2)	—
Property and equipment
Cost
Valuation uplift	(f)	(301)	(301)
Exchange differences	(d)	42	38
Depreciation
Valuation uplift	(f)	47	40
Associated companies
Net equity	(g)	(8)	(6)
Goodwill set off in respect of associated companies
Cost	(c)	—	54
Amortization	(c)	2	(13)
Trade Investments
Uplift to market value	(k)	3	4
Current assets
Fair value of financial derivatives	(i)	279	23
Pension costs prepayments	(b)	828	893
Current liabilities
Accruals and deferred income
Other finance income and related fees	(e)	(3)	—
Gain on sale and leaseback transactions	(j)	(11)	(13)
Compensated absences	(o)	(13)	—
Deferred frequent flyer revenue	(a)	(270)	(239)
Long-term liabilities
Accruals and deferred income
Other finance income and related fees	(e)	(3)	(18)
Gain on sale and leaseback transactions	(j)	(26)	(37)
Asset acquisition	(m)	29	29
Pension liability	(b)	(1,215)	(901)
Provisions for liabilities and charges
Deferred tax
Effect of the above adjustments	(l)	64	(22)
Effect of differences in methodology	(l)	(89)	(81)
		(521)	(413)
Shareholders’ equity as reported under US GAAP		1,944	1,774

(1)	Under UK GAAP, effective from April 1, 2004 the Group applied the provisions of ‘UITF Abstract 38—Accounting for ESOP Trusts’. As a result, the Group’s investment in own shares held for the purpose of employee share ownership plans has been reclassified from fixed asset investments and is now recorded as a reduction in shareholders’ equity. Shareholders’ funds as reported under UK GAAP at March 31, 2004 have therefore been restated, and reduced by £31m. The adjustment previously required to remove the investment in own shares in translating from UK to US GAAP is consequently no longer required.

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

The categories of cash flow activity under US GAAP can be summarized as follows:

	Year ended March 31
	2005	2004	2003
	(£ million)
Cash inflow from operating activities	1,042	906	962
Cash (outflow)/inflow on investing activities	(369)	(564)	300
Cash outflow from financing activities	(1,151)	(834)	(784)
(Decrease)/increase in cash and cash equivalents	(478)	(492)	478
Cash and cash equivalents at April 1	1,027	1,519	1,041
Cash and cash equivalents at March 31	549	1,027	1,519

CONCENTRATIONS OF CREDIT RISK

British Airways only deposits short-term cash surpluses with banks and institutions which it regards to be of high credit quality and, by policy, limits the amount of credit exposure to any one bank or institution. Accounts receivable comprise a large, widespread debtor base. British Airways did not consider there to be any significant concentration of credit risk at March 31, 2005.

FINANCIAL INSTRUMENTS

During the year to March 31, 2005, the Group recognized a net unrealized gain of £256 million (2004: net gain of £19 million; 2003: net loss of £38 million) in Net Income as a result of changes in the fair value of derivatives, comprising an unrealized gain of £249 million on fuel derivatives (2004: gain of £11 million; 2003: loss of £25 million), an unrealized gain of £nil on forward exchange contracts (2004: gain of £8 million; 2003: loss of £10 million), and an unrealized gain of £7 million on interest rate swaps (2004: £nil; 2003: loss of £3 million).

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

43  Differences between United Kingdom and United States Generally Accepted Accounting Principles (Continued)

Additional information required by US GAAP in respect of financial instruments:

(a)	Fair values of financial instruments

The carrying values and fair values of the material financial instruments of the Group are as follows:

		March 31
		2005		2004
		Carrying value	Fair value	Carrying value	Fair value
		(£ million)		(£ million)
Assets	Cash	78	78	64	64
	Short-term loans and deposits	1,604	1,604	1,606	1,606
	Listed securities	1	4	1	5
	Unlisted securities	29	29	29	29
	Interest rate swaps	2	2	(5)	(5)
	Fuel derivatives	278	278	29	29
		1,992	1,995	1,724	1,728
Liabilities	Bank and other loans	(860)	(888)	(907)	(967)
	Euro-Sterling notes	(61)	(70)	(71)	(79)
	Finance leases	(1,589)	(1,585)	(2,097)	(2,106)
	Forward currency transactions	(1)	(1)	(1)	(1)
	Hire purchase arrangements	(1,735)	(1,737)	(2,394)	(2,399)
	Convertible Capital Bonds 2005	(112)	(132)	(112)	(155)
	Euro Sterling Bond 2016	(247)	(270)	(247)	(248)
		(4,605)	(4,683)	(5,829)	(5,955)

The following methods and assumptions were used by the Group in estimating the fair value of financial instruments:

Assets:

Cash, short-term loans and deposits and unlisted securities:

–	the carrying amount reported in the balance sheet for cash, short-term loans and deposits and unlisted securities approximates their fair value.

Listed securities:

–	these securities are valued based on their quoted market prices.

Interest rate swaps:

–	discounted cash flow analysis, to determine the estimated amount the Group would receive or pay to terminate the agreements. Discounted cash flow analyses are based on estimated future interest rates.

Fuel derivatives:

–	the marked-to-market value of the instrument.

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

43  Differences between United Kingdom and United States Generally Accepted Accounting Principles (Continued)

Liabilities:

Bank and other loans, finance leases and the non Japanese Yen denominated portions of hire purchase arrangements carrying fixed rates of interest:

–	the repayments which the Group is committed to make have been discounted at the relevant interest rates applicable at March 31.

Forward currency transactions:

–	the marked-to-market value of the instrument.

Japanese Yen denominated portions of hire purchase arrangements carrying fixed rates of interest:

–	these amounts relate to the tax equity portions of Japanese leveraged leases which are specific to the Group, cannot be assigned and could not be refinanced or replaced in the same cross-border market on a marked-to-market basis and accordingly, a fair value cannot be determined. The carrying value of £756 million has therefore been included as the fair value above.

Euro-Sterling notes, Convertible Capital Bonds 2005 and Euro Sterling Bond 2016.

–	quoted market price.

(b)	Terms of certain financial instruments

The risk management strategy for both treasury and fuel operations is implemented within the guidelines and parameters laid down by the Board of Directors and is designed to limit risk. The Company’s policy is not to trade in derivatives but to use these instruments to hedge anticipated exposures.

While British Airways considers the purchase of interest rate and foreign exchange options as bona fide treasury exposure management activities, it would not generally contemplate the opening of new exposures by selling options except where the risks arising from selling the option are covered by other elements of the hedging portfolio or underlying exposure, for example, as a component of a collar. Other treasury derivative instruments would be considered on their merits as valid and appropriate risk management tools and under the treasury governance framework require Board approval before adoption.

British Airways has entered into financial instruments such as futures contracts, swaps and options to reduce its exposure to sudden significant fluctuations in oil prices. As at March 31, 2005, the actual commitment associated with these instruments was US$1,269 million (equivalent to £674 million) and the unrealized gain on these transactions was £278 million (all relating to the off-balance sheet instruments). The Group’s fuel risk management strategy aims to provide the airline with protection against sudden and significant increases in oil prices while ensuring that the airline is not competitively disadvantaged in a serious way in the event of a substantial fall in the price of fuel.

The strategy operates within limits set by the Board and agreed in detail by the Treasury Committee, which is made up of representatives from relevant internal departments.

In addition, British Airways also uses three other forms of derivative: interest rate swaps, currency options and forward foreign exchange contracts.

As part of its treasury risk management activities the Company has entered into a number of swap arrangements in order to hedge its direct exposure to interest rates. The majority of these swaps are embedded in lease and loan agreements. A smaller number of interest rate swaps are not associated with specific loans and leases and are disclosed in Note 32. To reduce interest rate risk, the Group has entered into single currency interest rate swap arrangements so as to change the interest payable elements of certain loans and lease obligations from variable to fixed rates. There were no new standalone interest rate swaps during the year ended March 31, 2005.

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

43  Differences between United Kingdom and United States Generally Accepted Accounting Principles (Continued)

British Airways uses foreign exchange contracts in three ways. First, to hedge firm capital commitments usually in US Dollars. Capital expenditure on aircraft is hedged up to three years ahead. The objective is to smooth the cost of the aircraft in Sterling terms. There were no hedges of firm capital commitments during the year.

The second use of forward foreign exchange contracts is to hedge current or future year’s net operating revenues and costs. Once again, a risk averse approach is taken with forecast foreign currency exposures being reviewed on a regular basis and cover being taken progressively and selectively. Principal forward foreign exchange transactions as at March 31, 2005 were US$87m to hedge future currency revenues against US dollars (2004: US$80m); £57m to hedge future currency revenues against sterling (2004: £35m); and US$255m to hedge future operating payments against US dollars (2004: US$2m).

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

GUARANTEES

There were contingent liabilities at March 31, 2005 in respect of guarantees and indemnities entered into as part of, and claims arising from, the ordinary course of business, upon which no material losses are likely to arise.

The Group has guaranteed certain borrowings, liabilities and commitments which at March 31, 2005 amounted to £259 million (2004: £383 million).

ADVERTISING COSTS

Advertising costs are expensed when incurred as other operating expenses. Advertising expense for 2005, 2004 and 2003 was £84 million, £87 million and £40 million respectively.

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

43  Differences between United Kingdom and United States Generally Accepted Accounting Principles (Continued)

ADDITIONAL INFORMATION REQUIRED BY US GAAP IN RESPECT OF THE GROUP’S TWO PRINCIPAL PENSION PLANS

The Group uses a December 31 measurement date for its two principal pension plans. The components of the net periodic pension cost under SFAS 87 for the three years ended December 31, 2004 are estimated to be as follows:

	Year ended December 31
	2004	2003	2002
	(£ million)
Service cost	187	168	165
Interest cost	595	539	515
Expected return on plan assets	(664)	(718)	(710)
Net amortization
Prior service cost	3	8	7
Experience loss/(gain)	143	(31)	(89)
Unrecognized transition asset	(10)	(38)	(37)
Total net periodic pension cost	254	(72)	(149)

The funded status of the principal pension plans under SFAS 87 is as follows:

	Year ended December 31
	2004		2003
	APS	NAPS	APS	NAPS
	(£ million)
Actuarial present value of accumulated benefit obligation (ABO) and vested benefit obligation (VBO) December 31	5,625	6,027	5,354	5,164
Change in plan assets
Plan assets at fair value January 1	5,789	3,865	5,480	3,264
Actual return on plan assets	561	428	631	528
Employer contributions	26	234	14	161
Plan participants’ contributions	10	58	12	56
Benefits paid	(339)	(150)	(348)	(144)
Plan assets at fair value December 31	6,047	4,435	5,789	3,865
Change in benefit obligation
Projected benefit obligation January 1	5,382	5,691	4,846	4,765
Service cost	19	168	20	148
Interest cost	287	308	269	270
Plan participants’ contributions	10	58	12	56
Actuarial loss	325	597	583	596
Benefits paid	(339)	(150)	(348)	(144)
Projected benefit obligation December 31	5,684	6,672	5,382	5,691
Funded status	363	(2,237)	407	(1,826)
Unrecognized prior service cost	—	15	—	18
Unrecognized portion of net asset from initial application of SFAS 87	—	—	(8)	(2)
Unrecognized actuarial net loss	948	1,808	890	1,412
Prepaid/(accrued) pension cost December 31	1,311	(414)	1,289	(398)
Intangible asset	—	(15)	—	(18)
Accumulated other comprehensive income	—	(1,163)	—	(883)
Net amount recognized December 31	1,311	(1,592)	1,289	(1,299)
Increase in minimum liability included in other comprehensive income (before the impact of deferred taxation)	—	280	—	433

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

43  Differences between United Kingdom and United States Generally Accepted Accounting Principles (Continued)

Under SFAS 87, the excess of plan assets over the projected benefit obligation at the transition date (April 1, 1989) is recognized as a reduction of pension expense on a prospective basis over 15 years. Unrecognized prior service costs and actuarial gains and losses (zero corridor) are amortized over the memberships’ average future working lifetimes of 10.7 years (NAPS) and 6.6 years (APS).

The calculation of the projected benefit obligation at December 31, 2004 and December 31, 2003 incorporated the following assumptions:

	Year ended December 31
	2004		2003
	APS	NAPS	APS	NAPS
	(%)
Discount rate	5.3	5.3	5.5	5.5
Price inflation	2.8	2.8	2.5	2.5
Long term rate of return on assets	6.0	7.0	6.0	7.0
Increase in compensation levels to December 31, 2007	2.8	2.8	2.5	2.5
Increase in compensation levels after December 31, 2007	4.3	4.3	4.0	4.0

The weighted-average asset allocations for the Schemes as at December 31, 2004 and December 31, 2003 by asset category are as follows:

	Plan assets at year ended December 31
	2004		2003
	APS	NAPS	APS	NAPS
	(%)
Asset category
Equity securities	33	69	34	68
Debt securities	61	22	61	23
Property	5	6	4	6
Cash	1	3	1	3
	100	100	100	100

No securities of British Airways or its subsidiary companies were held by either Scheme as at December 31, 2004 or 2003.

The Trustees of the Schemes have determined the following asset allocation guidelines which they believe provide an adequate balance between maximizing the return on the assets and minimizing the risk of failing to meet the liabilities over the long term:

	APS		NAPS
	Range	Benchmark	Range	Benchmark
	(%)
Equities	23 – 33	28	60 – 70	65
Bonds (including cash)	62 – 72	67	23 – 33	28
Property	2.5 – 7.5	5	4.5 – 9.5	7

A Statement of Investment Principles prepared by the Trustee describes in more detail the Trustees’ objectives and risk management considerations.

The overall expected return on assets assumption is derived by considering the expected long-term returns from each of the main asset classes separately, and combining these in the proportions likely to be held by the Schemes in the future. The expected return for each asset class reflects a combination of historical performance analysis, the forward-looking views of the financial markets (as suggested by the yields available) and the views of investment organizations. Consideration is also given to the rate of return expected to be available for reinvestment.

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

43  Differences between United Kingdom and United States Generally Accepted Accounting Principles (Continued)

The Company expects to contribute around £22 million into APS and £237 million into NAPS over the year ending March 31, 2006.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	APS	NAPS
	(£ million)
Year ending March 31:
2006	372	168
2007	389	182
2008	405	195
2009	422	209
2010	436	223
2011 – 2015	2,390	1,310

ADDITIONAL INFORMATION REQUIRED BY US GAAP IN RESPECT OF DEFERRED TAXATION

Net deferred tax liabilities as at March 31, 2005 and 2004 are comprised of the following:

	March 31
	2005		2004
	(£ million)
Deferred tax liabilities
Excess of book value over tax value of fixed assets	1,376		1,332
Other temporary differences	479		401
		1,855		1,733
Deferred tax assets
Tax effect of losses carried forward	(92)		(142)
Less: valuation allowance	—		—
	(92)		(142)
Other temporary differences	(495)		(351)
		(587)		(493)
Net deferred tax		1,268		1,240
Of which:
Current		247		315
Non-current		1,021		925
		1,268		1,240

As at March 31, 2005 British Airways had £308 million (2004: £472 million) of tax losses carried forward of which £308 million (2004: £472 million) can be offset against future trading profits of the Group. There is no expiration date in respect of such losses.

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

	Year ended March 31
	2005		2004		2003
	(£ million, except per Ordinary Share amounts)
Net income/(loss) as reported	358		396		(115)
Deducted: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(11)		(7)		(7)
Pro forma net income for the year	347		389		(122)
Basic earnings/(loss) per share as reported	33.4	p	37.0	p	(10.7	)p
Basic earnings/(loss) per share pro forma	32.4	p	36.4	p	(11.4	)p
Diluted earnings/(loss) per share as reported	32.5	p	36.1	p	(10.7	)p
Diluted earnings/(loss) per share pro forma	31.5	p	34.8	p	(11.4	)p
Basic earnings/(loss) per American Depositary share as reported	334	p	370	p	(107	)p
Basic earnings/(loss) per American Depositary share pro forma	324	p	364	p	(114	)p
Diluted earnings/(loss) American Depositary share as reported	325	p	361	p	(107	)p
Diluted earnings/(loss) American Depositary share pro forma	315	p	348	p	(114	)p

Share option transactions for all the schemes are summarized as follows:

	Number of shares	Weighted-average exercise price	Number of shares	Weighted-average exercise price	Number of shares	Weighted-average exercise price
		(£)		(£)		(£)
Outstanding — April 1	42,273,681	2.41	48,625,068	2.69	43,311,940	2.99
Granted	8,942,396	2.62	14,617,721	1.57	12,484,381	1.81
Exercised (1)	(2,025,936)	1.70	(225,855)	1.92	(3,323)	2.38
Cancelled in year	(2,076,157)	3.44	(20,743,253)	2.49	(7,167,930)	2.99
Outstanding — March 31	47,113,984	2.43	42,273,681	2.41	48,625,068	2.69
Exercisable — March 31	14,075,849	3.61	9,845,591	3.86	5,973,694	3.92
Available for grant — March 31	115,321,454		120,153,101		112,761,547

(1)	Part of the exercise of shares during the year ending March 31, 2005 was met through shares previously held by British Airways Plc Employees Benefits Trustees (Jersey) Limited.

Options outstanding at March 31, 2005 can be exercised between 2005 and 2014.

The weighted-average fair value of options granted in the year ended March 31, 2005 was £1.21 and was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield 3%, expected volatility of 56.6%, risk-free interest of 4.5% and expected life of seven years.

The weighted-average fair value of options granted in the year ended March 31, 2004 was £0.51 and was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield 6%, expected volatility of 57.5%, risk-free interest of 4.5% and expected life of seven years.

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

43  Differences between United Kingdom and United States Generally Accepted Accounting Principles (Continued)

The weighted-average fair value of options granted in the year ended March 31, 2003 was £0.59 and was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield 6%, expected volatility of 57.7%, risk-free interest of 3.75% and expected life of seven years.

Summarized information regarding options outstanding at March 31, 2005:

Options outstanding				Options exercisable
Range of exercise price	Number outstanding	Weighted-average remaining contractual life	Weighted-average exercise price	Number exercisable	Weighted-average exercise price
1.57 – 2.51	24,138,868	1.54	1.68	0	0.00
2.52 – 3.22	14,492,484	3.04	1.24	5,593,217	3.21
3.23 – 3.93	4,501,842	3.69	3.79	4,501,842	3.79
3.94 – 4.65	3,980,790	3.99	3.95	3,980,790	3.95
1.57 – 4.65	47,113,984			14,075,849

BRITISH AIRWAYS Plc AND SUBSIDIARIES

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

		Additions
Description	Balance at beginning of year	Charged to costs and expenses	Charged to other accounts	Deductions	Balance at end of year
	(£ million)
Year ended March 31, 2005
Allowances for bad and doubtful accounts	28	8	—	(20)	16
Allowances against cash and bank balances which are not remittable or are slow moving	4	—	—	—	4

Year ended March 31, 2004
Allowances for bad and doubtful accounts	28	13	—	(13)	28
Allowances against cash and bank balances which are not remittable or are slow moving	8	—	—	(4)	4

Year ended March 31, 2003
Allowances for bad and doubtful accounts	40	20	—	(32)	28
Allowances against cash and bank balances which are not remittable or are slow moving	11	—	—	(3)	8

S-1

Item 19 — Exhibits

Index to Exhibits

1.1	Memorandum and Articles of Association dated July 19, 2005.

2.1

The total amount of long-term debt securities of the registrant and its subsidiaries under any one instrument does not exceed 10% of the total assets of BA and its subsidiaries on a consolidated basis. BA agrees to furnish copies of any or all such instruments to the Securities and Exchange Commission on request.

4.1	Service Agreement between Roderick Eddington and British Airways Plc dated July 7, 2000.*

4.2	Service Agreement between Michael Street and British Airways Plc dated July 1, 2001.*

4.3	Service Agreement between John Rishton and British Airways Plc dated September 1, 2001.**

4.4	Service Agreement between William Walsh and British Airways Plc dated March 8, 2005

4.5	Service Agreement between Martin George and British Airways Plc dated February 1, 1997

4.6	Letter Agreement between Roderick Eddington and British Airways Plc dated March 15, 2001, relating to pension compensation.**

4.7	Letter Agreement between John Rishton and British Airways Plc dated June 19, 2002, relating to pension compensation.**

4.8	Letter of Engagement between Martin Broughton and British Airways Plc dated March 11, 2004

4.9	Letter of Engagement between Maarten van den Bergh and British Airways Plc dated March 11, 2004

4.10	Letter of Engagement between Denise Kingsmill and British Airways Plc dated November 1, 2004

4.11	Letter of Engagement between Dr Martin Read and British Airways Plc dated March 11, 2004

4.12	Letter of Engagement between Alison Reed and British Airways Plc dated March 11, 2004

4.13	Letter of Engagement between Ken Smart and British Airways Plc dated July 19, 2005

4.14	Letter of Engagement between Baroness Symons and British Airways Plc dated May 13, 2005

8.1	Subsidiaries.

12.1	Certification by the Chief Executive of British Airways Plc in accordance with Section 302 of the Sarbanes-Oxley Act of 2002, dated July 26, 2005.

12.2	Certification by the Chief Financial Officer of British Airways Plc in accordance with Section 302 of the Sarbanes-Oxley Act of 2002, dated July 26, 2005.

13.1	Certification by the Chief Executive and the Chief Financial Officer of British Airways Plc is furnished in accordance with Section 906 of the Sarbanes-Oxley Act 2002, dated July 26, 2005.

14.1	Consent of the Independent Registered Public Accounting Firm, included on page F-1.

*	Incorporated by reference to the Company’s annual report on Form 20-F for the financial year ended March 31, 2001.

**	Incorporated by reference to the Company’s annual report on Form 20-F for the financial year ended March 31, 2002.

SIGNATURES

          The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BRITISH AIRWAYS Plc
(Registrant)

By /s/ ALAN BUCHANAN

Name: Alan Buchanan
Title: Company Secretary

Dated: July 26, 2005