Form 20-F
period 2006-03-31
BRITISH AIRWAYS PLC
filed 2006-06-05
CIK 809023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: March 31, 2006
or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Ordinary Shares of 25p each          1,132,283,603

          Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

Yes ☒     No ☐

          If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐     No ☒

          Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒     No ☐

          Indicate by check mark if the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

          Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐     Item 18 ☒

          If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐     No ☒

Cross Reference to Form 20-F

British Airways Annual Report on Form 20-F for the year ended March 31, 2006 consists of the Directors’ Report and Business Review, including the Remuneration Report, together with certain other information required by Form 20-F which is set forth under the heading Form 20-F Supplemental Information. The following cross reference table indicates where information required by Form 20-F may be found in this document.

Form 20-F Heading			Location in this Document	Page
Part I	Item 1.	Identity of Directors, Senior Management and Advisers	Not applicable	Not applicable
	Item 2.	Offer Statistics and Expected Timetable	Not applicable	Not applicable
	Item 3.	Key Information
		A. Selected Financial Data	Item 3 — Key Information — Selected Financial Data	Page 4 of Form 20-F Supplemental Information
		B. Capitalisation and Indebtedness	Not applicable	Not applicable
		C. Reasons for the Offer and Use of Proceeds	Not applicable	Not applicable
		D. Risk Factors	Principal Risks and Uncertainties	Page 25 of Directors’ report and business review
	Item 4.	Information on the Company
		A. History and Development of the Company 1, 2 & 3	Company Information	Page 6 of Directors’ report and business review
		4	Not applicable	Not applicable
		5 & 6	Company Information —Strategic developments and investments Development and Performance of the Business — Financial Performance — Capital Expenditure	Page 7 of Directors’ report and business review Page 20 of Directors’ report and business review
		7	None	None
B. Business Overview
		1, 2, 3, 5, & 7	Company Information	Page 6 of Directors’ report and business review

		Company Information — Objectives	Page 7 of Directors’ report and business review
		Company Information — Strategic developments and investments	Page 7 of Directors’ report and business review
		Development and Performance of the Business — Financial Performance — Segmental Information	Page 18 of Directors’ report and business review
		Development and Performance of the Business — Financial Performance — Geographical Analysis	Page 18 of Directors’ report and business review
	8	Company Information — Regulation Company Information — Government/regulatory issues	Page 11 of Directors’ report and business review Page 12 of Directors’ report and business review
	4 & 6	None
	C. Organisational Structure	Organisational Structure	Page 16 of Directors’ report and business review
	D. Property, Plants and Equipment	Organisational Structure — Property, Plant and Equipment Financial Statements	Page 17 of Directors’ report and business review Note 12 to the Financial Statements
Item 4A	Unresolved Staff Comments	Item 4A — Unresolved Staff Comments	Page 8 of Form 20-F Supplemental Information
Item 5.	Operating and Financial Review and Prospects
	A. Operating Results	Development and Performance of the Business—Financial Performance Financial Statements Financial Statements	Page 18 of Directors’ report and business review Financial Statements Notes 35 and 36 to the Financial Statements
	B. Liquidity and Capital Resources	Receipts and Returns to Shareholders — Treasury policies and objectives Financial Statements	Page 36 of Directors’ report and business review Financial Statements

	C. Research and Development, Patents and Licenses, etc.	Not applicable	Not applicable
	D. Trend Information	Company Information — Strategic developments and investments Outlook	Page 7 of Directors’ report and business review Page 24 of Directors’ report and business review
	E. Off-Balance Sheet Arrangements	Receipts and Returns to Shareholders — Treasury policies and objectives — Off-balance sheet arrangements	Page 38 of Directors’ report and business review
	F. Tabular Disclosure of Contractual Obligations	Receipts and Returns to Shareholders —Treasury policies and objectives — Debt and other contractual obligations Financial Statements	Page 39 of Directors’ report and business review Notes 24 and 27 to the Financial Statements
Item 6.	Directors, Senior Management and Employees
A. Directors and Senior Management
	1, 2 & 3	Directors’ report and business review — Directors Directors’ report and business review — Board Members as at May 18, 2006	Page 1 of Directors’ report and business review Page 1 of Directors’ report and business review
	4 & 5	None	None
	B. Compensation	Remuneration report	Page 42 of Directors’ report and business review
	C. Board Practises	Remuneration report — Committee and Advisors Directors’ report and business review — Corporate Governance	Page 42 of Directors’ report and business review Page 2 of Directors’ report and business review
	D. Employees	Employees	Page 9 of Form 20-F Supplemental Information

	E. Share Ownership	Remuneration report — Directors’ beneficial interests in shares Remuneration report — Directors’ share options Financial Statements	Page 48 of Directors’ report and business review Page 49 of Directors’ report and business review Note 29 to the Financial Statements
Item 7.	Major Shareholders and Related Party Transactions
A. Major Shareholders
	1, 2, 3 & 4	Item 7 — Major Shareholders and Related Party Transactions	Page 9 of Form 20-F Supplemental Information
	B. Related Party Transactions	Item 7 — Major Shareholders and Related Party Transactions Remuneration report — Executive Directors — Service contracts Financial Statements	Page 9 of Form 20-F Supplemental Information Page 44 of the Directors’ report and business review Note 33 to the Financial Statements
	C. Interests of Experts and Counsel	Not applicable	Not applicable
Item 8.	Financial Information
	A. Consolidated Statements and other Financial Information	Item 18 — Financial Statements Financial Statements Item 8 — Financial Information — Legal Proceedings Item 8 — Financial Information —Dividends	Page 21 of Form 20-F Supplemental Information Financial Statements Page 11 of Form 20-F Supplemental Information Page 10 of Form 20-F Supplemental Information
	B. Significant Changes	Item 8 — Financial Information — Significant Changes	Page 11 of Form 20-F Supplemental Information
Item 9.	The Offer and Listing
	A. Offer and Listing Details 1, 2, 3, 5, 6 & 7 4	Not applicable Item 9 — The Offer and Listing	Not applicable Page 11 of Form 20-F Supplemental Information
	B. Plan of Distribution	Not applicable	Not applicable
	C. Markets	Item 9 — The Offer and Listing	Page 11 of Form 20-F Supplemental Information
	D. Selling Shareholders	Not applicable	Not applicable

		E. Expenses of the Issuer	Not applicable	Not applicable
	Item 10.	Additional Information
		A Share Capital	Not applicable	Not applicable
		B. Memorandum and Articles of Association	Item 10 — Additional Information	Page 12 of Form 20-F Supplemental Information
		C. Material Contracts	Remuneration report — Executive Directors — Service contracts	Page 44 of the Directors’ report and business review
		D. Exchange Controls	Item 10 — Additional Information — Exchange Controls	Page 16 of Form 20-F Supplemental Information
		E. Taxation	Item 10 — Additional Information — Tax	Page 16 of Form 20-F Supplemental Information
		F. Dividends and Paying Agents	Not applicable	Not applicable
		G. Statement by Experts	Not applicable	Not applicable
		H. Documents on Display	Item 10 — Additional Information — Documents on Display	Page 19 of Form 20-F Supplemental Information
		I. Subsidiary Information	Not applicable	Not applicable
	Item 11	Quantitative and Qualitative Disclosures About Market Risks	Receipts and Returns to Shareholders —Treasury policies and objectives Financial Statements	Page 36 of Directors’ report and business review Note 27 to the Financial Statements
Part II	Item 12	Description of Securities Other than Equity Securities	Not applicable	Not applicable
	Item 13	Defaults, Dividend Arrearages and Delinquencies	Item 13 — Defaults, Dividend Arrearages and Delinquencies	Page 19 of Form 20-F Supplemental Information
	Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	Item 14 — Material Modifications to the Rights of Security Holders and Use of Proceeds	Page 19 of Form 20-F Supplemental Information
	Item 15	Controls and Procedures	Item 15 — Controls and Procedures	Page 20 of Form 20-F Supplemental Information
	Item 16A	Audit Committee Financial Expert	Item 16A — Audit Committee Financial Expert	Page 20 of Form 20-F Supplemental Information

	Item 16B	Code of Ethics	Item 16B — Code of Ethics	Page 20 of Form 20-F Supplemental Information
	Item 16C	Principal Accountants Fees and Services	Item 16C — Principal Accountants Fees and Services	Page 20 of Form 20-F Supplemental Information
	Item 16D	Exemptions from the Listing Standards for Audit Committees	Item 16D — Exemptions from the Listing Standards for Audit Committees	Page 21 of Form 20-F Supplemental Information
	Item 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Item 16E — Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Page 21 of Form 20-F Supplemental Information
PART III	Item 17	Financial Statements	Not applicable	Not applicable
	Item 18	Financial Statements	Item 18 — Financial Statements Financial Statements	Page 21 of Form 20-F Supplemental Information Financial Statements

Directors’ report and business review

The directors present their Report, Business Review and Accounts for the year ended March 31, 2006.

Results for the year

Profit for the year attributable to members of British Airways Plc (‘the Company’) amounted to £451 million, against a profit on the same basis of £377 million in the previous year. No interim dividend was paid during the year. Consistent with the priorities agreed with major investors, in order to continue to strengthen the Company’s balance sheet, the Board has again decided not to recommend payment of a dividend.

Directors

The names and details of the current directors are set out below. During the financial year 2006 there were a number of changes to the membership of the Board. At the conclusion of the annual general meeting in July, 2005, Dr Ashok Ganguly, Captain Michael Jeffery and Lord Renwick of Clifton retired from the Board. Ken Smart CBE and The Right Honourable the Baroness Symons of Vernham Dean were appointed as non-executive directors and Martin George was appointed as an executive director at the annual meeting in July, 2005. Chumpol NaLamlieng was appointed to the Board in November, 2005 and Keith Williams was appointed as Chief Financial Officer and an executive director on January 1, 2006. Both will seek election by shareholders at the annual general meeting to be held on July 18, 2006. Martin Broughton and Martin Read will retire and seek reelection in accordance with the Company’s Articles of Association at the annual general meeting. Biographical notes about the directors seeking election and re-election are set out in the explanatory notes of the Notice of annual general meeting.

Directors’ membership of Board Committees appears below. Details of the directors’ remuneration and share interests are set out in the Remuneration report on pages 47 to 51.

During the financial year 2006 the business of the Company was directed by a Board of Directors which, as detailed below, comprised 11 members at both the start and end of the year. All Directors are subject to retirement every three years and are eligible for re-election by the shareholders. The directors of the Company (and their respective ages) are:

BOARD MEMBERS as at May 18, 2006

CHAIRMAN

Martin Broughton (59)
Board Member since May, 2000. Deputy Chairman from November, 2003 becoming non-executive Chairman in July, 2004. At the time of his appointment, Martin met the independence criteria set out in paragraph A.3.1 of The Combined Code on Corporate Governance (July, 2003). Safety Review Committee and Chairman of the Nominations Committee. Martin Broughton is Chairman of the British Horseracing Board.

CHIEF EXECUTIVE

Willie Walsh (44)
Executive Board Member since May, 2005, becoming Chief Executive on October 1, 2005. Formerly Chief Executive of Aer Lingus, he is a non-executive director of Fyffes Plc.

CHIEF FINANCIAL OFFICER

Keith Williams (50)
Executive Board Member since January, 2006. Having joined the airline in 1998 as Head of Taxation and additionally appointed Group Treasurer in 2000, Keith was appointed Chief Financial Officer on January 1, 2006. He is a chartered accountant.

COMMERCIAL DIRECTOR

Martin George (44)
Executive Board Member since July, 2005. Martin joined the airline in 1987, becoming Commercial Director in August, 2004. He is responsible for worldwide sales, marketing, revenue management, development of the airline’s website – ba.com, worldwide cargo, global PR, and in-flight service.

NON-EXECUTIVE DIRECTORS

Maarten van den Bergh (64)
Independent non-executive director since 2002, senior independent non-executive director since July, 2004. Audit, Nominations and Remuneration Committees. He was Chairman of Lloyds TSB Group Plc until May 11, 2006. He is Chairman of the Supervisory Board of Akzo Nobel NV, a non-executive director of BT Group plc, and Royal Dutch Shell PLC.

Denise Kingsmill (59)
Independent non-executive director since November, 2004. Audit and Safety Review Committees. Until December, 2003, she chaired the Department of Trade and Industry’s accounting for people task force and was deputy chairman of the Competition Commission. She is also non-executive director with the Home Office and is a senior advisor to the Royal Bank of Scotland.

Chumpol NaLamlieng (59)
Independent non-executive director since November, 2005. Audit and Safety Review Committees. He is a member of the Board of Directors and Chairman of the Management Advisory Committee of the Siam Cement Public Company Limited, non-executive Chairman of Singapore Telecommunications Ltd and Executive Committee Member of the World Business Council for Sustainable Development.

Dr Martin Read (56)
Independent non-executive director since May, 2000. Chairman of the Remuneration Committee. Martin Read is Group Chief Executive of LogicaCMG plc and a non-executive director of the Boots Group PLC.

Alison Reed (49)
Independent non-executive director since December, 2003. Remuneration Committee and Chairman of the Audit Committee. Alison Reed is Group Finance Director of Standard Life.

Ken Smart (60)
Independent non-executive director since July 2005. Audit Committee and Chairman of the Safety Review Committee. He is a member of the Board of Trustees of the UK Confidential Human Factors Incident Reporting Programme, European President of the International Society of Air Safety Investigators and a Visiting Professor at Cranfield University.

Baroness Symons (55)
Independent non-executive director since July, 2005. Audit and Safety Review Committees. The Right Honourable the Baroness Symons of Vernham Dean is a senior member of the House of Lords. Created a life peer in 1996, she served as a Minister in the Foreign and Commonwealth Office, the Ministry of Defence and the Department of Trade and Industry and was Minister of State for the Middle East and Deputy Leader of the House of Lords until she resigned from the Government in May, 2005. She was a non-executive director of The Peninsular and Oriental Steam Navigation Company from December 1, 2005 until its sale on March 8, 2006.

COMPANY SECRETARY

Alan Buchanan (47)
Joined the airline in 1990 as Principal Legal Adviser Finance, becoming Company Secretary in April, 2000. In addition, he became Head of Risk Management from October 1, 2005.

LEADERSHIP TEAM

Robert Boyle (40)
Director of Planning. Joined the airline in 1993 in Corporate Finance, becoming General Manager Network Development in 1998, taking on responsibility for Fleet Planning in 2002.

Paul Coby (49)
Chief Information Officer. Joined the airline in 1996 as Information Management Systems Supply Board Manager, becoming Chief Information Officer in 2000.

Lloyd Cromwell Griffiths (61)
Director of Flight Operations. Joined the airline in 1973 as a pilot, becoming Director of Flight Operations in 2001.

Alan McDonald (55)
Director of Engineering. Joined the airline in 1966 as an Apprentice Engineer, becoming Director of Engineering in 2001.

Roger Maynard (62)
Director of Investments and Alliances. Joined the airline in 1987 as Vice-President Commercial Affairs North America, becoming Director of Corporate Strategy in May, 1991.

Neil Robertson (52)
Director for People. Joined the airline in 1976 as a graduate trainee, becoming Director for People in 2002.

Geoff Want (53)
Director of Ground Operations. Joined the airline in 1976 as an Aircraft Performance Engineer, becoming Director of Ground Operations in September, 2005.

Robert Webb QC (56)
General Counsel. Joined the airline in 1998 and has responsibility for Legal, Government and Industry Affairs, Safety, Security, Community Relations and the Environmental departments of the airline.

CORPORATE GOVERNANCE

The Company is committed to high standards of corporate governance. The Board is accountable to the Company’s shareholders for good corporate governance. The Company has complied throughout the year with the code of best practice set out in Section 1 of the Combined Code (issued in July, 2003) appended to the Listing Rules of the Financial Services Authority (the ‘Combined Code’).

The role of the Board is to provide entrepreneurial leadership of the Company within a framework of prudent and effective controls, which enables risk to be assessed and managed. The Board sets the Company’s strategic aims, ensures that the necessary financial and human resources are in place for the Company to meet its objectives and reviews management performance. The Board sets the Company’s values and standards and ensures that its obligations to its shareholders and others are understood and met.

The Board of the Company routinely meets eight times a year and additionally when necessary to consider all matters relating to the overall control, business performance and strategy of the Company, and for these purposes the Board has drawn up a schedule of matters reserved for Board decision. Broadly, the Board has reserved to itself major strategic and financial decisions, including investment and divestment decisions, approval of significant alliance or codeshare partnerships and capital commitments of greater than £10 million. The Board has also drawn up a schedule of matters which must be reported to it. These schedules are reviewed at least annually. A statement on going concern is given on page 6.

The Board is led by the Chairman and the executive management of the Company is led by the Chief Executive. Their respective roles are more fully described in the corporate governance section of the Company’s website www.bashares.com. At the start of the financial year under review, the Board consisted of 11 members. The number rose to 12 during May, 2005 before falling to ten in October and returning to 11 in November, 2005. Of the 11 members serving at the year end, excluding the Chairman, three were executive directors and seven were non-executive directors. The seven non-executive directors are drawn from a diversity of business and other backgrounds, bringing a broad range of views and experiences to Board deliberations. Maarten van den Bergh is the Board’s senior independent director. The Board has included six or more fully independent non-executive directors throughout the year under review. Although they are eligible for non-contractual travel concessions in addition to their fees, this is not considered to affect their independence.

All directors receive a regular supply of information about the Company so that they are equipped to play as full a part as possible in Board meetings. Papers for Board and Committee Meetings are typically distributed in the week prior to the relevant meeting. All Board members have access to the Company Secretary for any further information they require. In addition, the Secretary ensures that the Board members receive appropriate training as necessary. The appointment and removal of the Secretary is a matter for the Board as a whole. Non-executive directors are encouraged to visit the Company’s operations and to speak to customers and employees. Independent professional advice would be available to directors in appropriate circumstances, at the Company’s expense. All directors are required to submit themselves for re-election every three years. New directors are appointed to the Board on the recommendation of the Nominations Committee whose terms of reference are described on page 3.

In the day-to-day running of the Company, the Chief Executive is supported by the Leadership Team, the members of which are described opposite.

The Company has arranged appropriate insurance cover in respect of legal action against its directors and officers. The Company has granted rolling indemnities to the directors and the Secretary, uncapped in amount but subject to applicable law, in relation to certain losses and liabilities which they may incur in the course of acting as officers of companies within the Group. These indemnities also set out the terms on which the Company may, in its discretion, advance defence costs. A specimen indemnity is available for view on the Company’s investor relations website, www.bashares.com by clicking on the heading Corporate Governance.

The Board has four standing Board Committees which meet regularly under terms of reference set by the Board. Copies of these are also available on www.bashares.com. Each of the Committees has authority to take external advice as required.

The Audit Committee meets at least quarterly under the chairmanship of Alison Reed and consists solely of independent non-executive directors. At the beginning of the year its other members were Maarten van den Bergh, Ashok Ganguly (until July, 2005) and Denise Kingsmill. Ken Smart and Baroness Symons joined the Committee in July, 2005 and Chumpol NaLamlieng joined the Committee in November, 2005. The Board is satisfied that Alison Reed has recent and relevant financial experience for the purposes of paragraph C.3.1 of the Combined Code. The external and internal auditors, the General Counsel and the Company Secretary normally attend meetings of the Committee and have rights of access to it. Executives attend as required. In addition, the Committee has held closed meetings and has also met privately with each of the external and internal auditors. The Committee reviews the Company’s financial statements to ensure that its accounting policies are the most appropriate to the Company’s circumstances and that its financial reporting presents a balanced and understandable assessment of the Company’s position and prospects. It also keeps under review the Company’s system of internal control, including compliance with the Company’s codes of conduct and the scope and results of the work of internal audit and of external audit, together with the independence and objectivity of the auditors. The Committee is responsible for overseeing the performance, as well as the objectivity and independence, of the external auditor which it does by requiring reports from the auditor, a requirement to pre-approve fees for non-audit work and by ensuring that fees for non-audit work remain lower than those for audit work. The Committee is also responsible for oversight of the Company’s policy on whistleblowers and the Risk Group (see Internal Control on page 5).

The Safety Review Committee meets at least four times per year under the chairmanship of Ken Smart who succeeded Captain Michael Jeffery as Chairman on July 19, 2005. Its other members are Martin Broughton (from May 12, 2005), Denise Kingsmill, Baroness Symons (from July 19, 2005) and Chumpol NaLamlieng (from March 20, 2006). The Committee considers matters relating to the operational safety and security of the airline and subsidiary airlines as well as health and safety issues. Throughout the year under review, the Committee was advised by an external expert, Sir Michael Alcock GCB KBE FREng.

The Safety Review Committee reviews reports from the various safety boards within the airline. For the purposes of the Air Operators Certificate and the Joint Airworthiness Requirements -Operations (JAR-Ops), the Chief Executive is the named Accountable Manager for the Company. As the Accountable Manager, he chairs meetings at bi-monthly intervals of the five Nominated Postholders (the executives responsible to the Civil Aviation Authority (CAA) for safety in the various operational departments of the Company) along with the General Counsel, the Head of Safety and Security and the Head of Safety. These meetings review operational compliance, quality and safety; monitor the effectiveness of the corporate safety management system and agree cross-departmental policy as appropriate. The Accountable Manager’s meetings allow him to review any issues with the Nominated Postholders and seek the necessary assurances that the Company is compliant with the relevant regulations.

The Nominations Committee meets at least once a year, and additionally if required, to consider the balance of the Board’s membership, to identify any additional skills or experience which might enhance the Board’s performance, and to interview candidates and recommend appointments to or, where necessary, removals from, the Board. The Committee also reviews the performance of any director seeking re-election at the forthcoming annual general meeting. The Committee’s remit also includes review of corporate governance. Martin Broughton chairs the Committee and its other members are Maarten van den Bergh and Martin Read.All non-executive Board members are invited to attend its meetings, however, no Board member participates in any discussion of his or her own performance. In relation to the appointment of new Board members, the process used for the nomination of new candidates commences with the identification of the skills and experience needed to maintain or enhance the diversity of skills and experience on the Board. Whilst in most cases this will result in the use of an independent search firm, this is not always the case. An independent search firm was used in relation to the appointment of Chumpol NaLamlieng, the only non-executive director appointed since the last annual general meeting.

The Remuneration Committee of the Board meets at least twice a year, and additionally if required, to establish the Company’s policy on remuneration for the executive directors, members of the Leadership Team listed on page 2, the Chairman and the Company Secretary, to determine that remuneration and to consider and decide grants under the Company’s long term incentive plans. The Report of the Remuneration Committee on pages 42 to 51 gives full details of the remuneration policy as well as the policies on notice periods and termination. The Committee consists solely of independent non-executive directors and is chaired by Dr Martin Read. Its other members are Maarten van den Bergh and Alison Reed. No director is involved in deciding his or her own remuneration. The fees for the non-executive directors are fixed by the executive directors on the recommendation of the Chairman.

During the financial year under review, a performance evaluation of the Board, relating to the prior year was undertaken through a questionnaire and one-to-one interviews by the Secretary. The results of this exercise were presented to, and considered by, the Board. Given the new executive team, the next full evaluation has been deferred to mid-2006. The Chairman and non-executive members typically meet without any executives present on at least two occasions during each financial year. At least once a year, the non-executive members of the Board meet under the chairmanship of the senior independent director during which, and taking account of the views of the executive directors, they review the performance of the Chairman.

Board attendance

The number of Board and Committee meetings attended by each director during the year is shown in the table below:

Director	Board Meetings attended in the period or period of service		Audit Committees attended in the period or period of service	Nominations Committees attended in the period or period of service	Remuneration Committees attended in the period or period of service	Safety Review Committees attended in the period or period of service

	Scheduled Meetings	Non-Scheduled Meetings
	9	2	6	5	11	5

Martin Broughton	9/9	2/2		5/5		5/5

Willie Walsh[1]	8/8	2/2

Keith Williams[7]	2/2	2/2

Martin George[3]	6/6	2/2

Rod Eddington[4]	5/5

Mike Street[4]	5/5

John Rishton[6]	7/7

Maarten van den Bergh	8/9	2/2	5/6	5/5	10/11

Dr Ashok Ganguly[2]	2/3		0/1			1/2

Captain Michael Jeffery[2]	3/3					2/2

Denise Kingsmill	8/9	1/2	5/6			5/5

Dr Martin Read	8/9	0/2		5/5	6/6

Alison Reed	8/9	2/2	6/6		6/6

Lord Renwick of Clifton[2]	5/5	2/2				3/3

Ken Smart[3]	6/6	2/2	3/3			3/3

Baroness Symons[3]	6/6	0/1	3/3			3/3

Chumpol NaLamlieng[5]	5/5	0/1	2/2			1/1

1	joined the Board in May, 2005

2	retired from the Board July 19, 2005

3	joined the Board in July, 2005

4	retired from the Board in September, 2005

5	joined the Board in November, 2005

6	resigned from the Board in December, 2005

7	joined the Board in January, 2006

The Company maintains regular contact with its larger institutional shareholders through its investor relations team and through meetings with the Chief Executive, the Chief Financial Officer and the Chairman as well as annual institutional investor events. The Board receives regular feedback on investors’ views. The presentations from these institutional investor events are also available to private shareholders through the Company’s investor relations website, www.bashares.com. The annual investor day in March, 2006 was attended by the Chairman and four other non-executive directors and major investors were given the opportunity to discuss corporate governance matters with those directors in one-to-one meetings. Private shareholders receive the British Airways Investor magazine twice annually and are encouraged to attend the annual general meeting and to express their views by completing and returning a freepost Issues of Concern card, the main themes of which are reported to the Board and responded to in the Chairman’s address at the annual general meeting.

In order to protect the operating rights of the Company, the number of ordinary shares held by non-UK nationals is monitored, as is the number of ordinary shares held by persons who are not nationals of states comprising the European Economic Area. At March 31, 2006, 39 per cent of the ordinary shares of the Company were held by non-UK nationals (2005: 38 per cent) and 23 per cent of the ordinary shares were held by persons who were not nationals of states comprising the European Economic Area (2005: 23 per cent). Although there are no large interests of single or associated non-UK nationals, the directors cannot rule out the possibility that they may be required to exercise their powers to restrict non-UK or non-EEA share ownership in order to protect the Company’s operating rights.

Internal control

The directors are responsible for the Company’s system of internal control, including internal financial control, which is designed to provide reasonable, but not absolute, assurance regarding: (a) the safeguarding of assets against unauthorised use or disposition, and (b) the maintenance of proper accounting records and the reliability of financial information used within the business or for publication.

There is an on-going process to identify, assess and manage risk. This process has been in place throughout the year to which these statements apply and up to the date of their approval.

The Company operates a risk management process that was introduced into the Company during 2002/03 which encompasses the business continuity activity. The process is aligned with the associated activities of Risk Finance, Insurance and Internal Control. The General Counsel chairs a high level Risk Group, whose function is to develop risk strategy and associated policies for the Group, which submits written progress reports to the Audit Committee regularly. Beneath this sits a committee of risk leaders, each of whom represents parts of the Group and is responsible for identifying risks, determining their level of impact and likelihood, and for developing mitigation strategies. The resultant departmental and corporate risk registers, which have been refined and developed during the year remain subject to regular review by the Risk Group. More details are on pages 27 and 28.

For the financial year 2006, the key procedures that the directors established to provide effective internal controls were as follows:

The Company has a Statement of Business Principles applicable to all employees. This has been in place since 2000 and is shortly to be replaced, following a review of the Company’s Standing Instructions, by a refined version which describes the ethical values and expected norms of business behaviour. The Company also has a Code of Business Conduct and Ethics which also applies to all employees. These are two of a number of Standing Instructions to employees of the Group designed to enhance internal control. Along with the Finance Standing Instructions, these are regularly updated and made available to staff through the Company’s intranet.

A clear organisational structure exists detailing lines of authority and control responsibilities. The professionalism and competence of staff is maintained both through rigorous recruitment policies and a performance appraisal system which establishes targets, reinforces accountability and control consciousness and identifies appropriate training requirements. Action plans are prepared and implemented to ensure that staff develop and maintain the required skills to fulfil their responsibilities, and that the Company can meet its future management requirements.

Information systems are developed to support the Company’s long-term objectives and are managed by a professionally staffed Information Management department. Appropriate policies and procedures are in place covering all significant areas of the business. During the year under review, the Company has worked to enhance controls in relation to IT risks.

The business agenda is determined by the business plan which represents the operational and financial evaluation of the corporate strategy, setting out the agreed targets for financial return and service standards, identifying and prioritising improvement opportunities to deliver those targets and the agreed capital and manpower requirements. The business planning process confirms that the targeted results can be achieved, satisfies departments that their plans are robust and establishes performance indicators against which departments can be evaluated. The business plan is approved by the Board on an annual basis. The latest business plan covering the period April 1, 2006 to March 31, 2008 was launched in March, 2006 and focuses on four themes: building a competitive cost base, delivering world-class customer service, preparing to be ready for the move to Terminal 5 and to be fit for growth.

A comprehensive management accounting system is in place providing financial and operational performance measurement indicators to management. Detailed management accounts are prepared monthly to cover each major area of the business. Variances from plan are analysed, explained and acted on in a timely manner. As well as regular Board discussions, monthly meetings are held by the Leadership Team to discuss performance with specific projects being discussed as and when required. The Capital Investment Committee and Manpower Control Group remain instrumental in maintaining tight control of capital expenditure and headcount respectively. All major corporate projects are audited regularly.

Business controls are reviewed on an on-going basis by the internal audit department which operates internationally and to a programme based on risk assessment. The department is managed by professionally qualified personnel with experience gained from both inside and outside the industry. The department includes dedicated resources for regular audits of major projects, arrangements with third parties (suppliers, agents, partners), IT controls as well as internal departments and processes. All areas of the Company are audited over the course of a standard four year cycle. The standards of internal controls in different parts of the business are measured and rated satisfactory or unsatisfactory. Major projects are measured against four criteria: well controlled, on time, within budget and benefits delivered. During the financial year essential work necessary to achieve compliance with Section 404 of the Sarbanes-Oxley Act of 2002 to which the Company is subject by virtue of its listing on the New York Stock Exchange has continued and the Board is confident of meeting the revised deadline imposed by the Securities and Exchange Commission. An analysis of all the requirements for Section 404 compliance has been completed and the required remediation projects are well advanced. This work has already resulted in significant strengthening of the Group’s internal control systems; the key controls necessary in each of the business’ core processes have been identified and tested. The Audit Committee considers significant control matters raised by management and both the internal and external auditors and reports its findings to the Board.

The directors have reviewed the effectiveness of the Company’s internal control system considering the processes set out above and make this statement pursuant to the revised guidance for directors issued in October, 2005.

Political donations

At the annual general meeting in 2002, shareholders passed a resolution to approve donations to EU political organisations and EU political expenditure (as such terms are defined in section 347A of the Companies Act, 1985 (as amended)) not exceeding £250,000 per annum for four years. The Board has repeatedly stressed that it does not make donations to political parties in the ordinary meaning of those words and that it has no intention of doing so. Shareholders are being asked to pass a further resolution at the annual general meeting to be held on July 18, 2006 to extend this approval on a precautionary basis at the rate of £100,000 per annum for a further four years. The amount expended in the period from April 1, 2005 to March 31, 2006 was £ nil (2005: £10,000).

Going concern

After making enquiries, the directors consider that the Company has adequate resources to continue operating for the foreseeable future. For this reason, the going concern basis has been adopted in preparing the accounts.

COMPANY INFORMATION

The Company was incorporated in 1983 with Registered Number 1777777. It is domiciled in England and has its registered offices at Waterside, PO Box 365, Harmondsworth UB7 0GB, England, Telephone: +44 (0) 870 850 9 850. It is a public limited company organised and operating under the laws of England and Wales. Its agent in the US is Paul C. Jasinski, 75-80 Astoria Boulevard, Jackson Heights, NY 11370.

Overview of the business

Principal activities

The main activities of the Company and its subsidiaries are the operation of international and domestic scheduled and charter air services for the carriage of passengers, freight and mail and the provision of ancillary services.

The Company is one of the world’s leading scheduled international passenger airlines. The Group’s principal place of business is London, one of the world’s premier airport locations, which serves a large geographical area and a comparatively high proportion of point-to-point business. The Group also operates a worldwide air cargo business in conjunction with its scheduled passenger services. The Group currently operates one of the world’s most extensive international scheduled airline route networks, comprising 148 destinations in 75 countries at March 31, 2006. In the financial year 2006, the Group carried more than 35 million passengers on its services.

The Group’s airline network generates economic value by meeting the demand for business and leisure travel. The Group provides vital arteries for trade and investment, as well as leisure travel opportunities for individuals and families. In 2005/06, the Company earned over £8.5 billion in revenue, 9.6 per cent up on the previous year. 80 per cent of this revenue was generated from passenger traffic, 6 per cent from cargo and 14 per cent from other activities (including fuel surcharges). 795,000 tonnes of cargo was carried to destinations in Europe, the Americas and throughout the world. At the end of March, 2006, we had 284 aircraft in service, compared to 290 in March, 2005. The Company aims to manage its business responsibly. Our key responsibility to our shareholders is to ensure that we generate a sustainable return on the capital employed in our business and can invest for future growth. The Company has set a target of a ten per cent operating margin to ensure an adequate financial return and continues to make progress towards this goal. The Company also has responsibilities to other stakeholders – our employees, our customers, the communities affected by our operations as well as having regard to the impact our business has on the environment.

British Airways and Global Traffic Trends
Revenue Passenger Kilometres: % change on year earlier

In terms of the industry in which the Company operates the International Air Transport Association (IATA) estimated that the airline industry during calendar year 2005 lost approximately £5.5 billion in aggregate.

Despite modest capacity growth, the Group’s passenger traffic volumes (RPK’s) rose by 3.7 per cent in 2005/06 as a whole, resulting in a 0.8 point rise in passenger seat factor to 75.6 per cent on capacity 2.6 per cent higher in ASKs. Cargo volumes for the full year were down 0.4 per cent compared with 2004/05. Passenger yields, excluding fuel surcharge, were up 1.3 per cent. Overall load factors were unchanged from the prior year. However, even after four years of growth, the Company’s traffic remains well below its level in 2000/01. Along with other airlines, the Company has had to battle against stiff cost headwinds. Fuel costs at £1.6 billion were 45 per cent more than in 2004/05. Employee costs rose by five per cent to £2.3 billion. The airline’s profitability improved again in 2005/06. The operating margin (operating profit as a percentage of revenue) rose to 8.3 per cent, up from 7.2 per cent in 2004/05.

Objectives

Building a sustainable business remains key for the Company. In 2005/06 the Company made further progress towards financial sustainability, by increasing its operating profit margin to 8.3 per cent. A ten per cent operating margin remains the financial target. However, the Company will only achieve and sustain this if it can work successfully in partnership with all its key stakeholders and effectively manage the risks associated with the business.

In conjunction with its employee engagement programme, the Company developed the ‘BA Way’ success formula supported by values and goals. The success formula recognised that the Company is a British network airline which provides “service that matters to people who value how they fly” based on five essential ingredients: (i) the best UK based network, (ii) understanding our customers better than competitors, (iii) a powerful brand that people know and trust, (iv) a competitive cost base and (v) working together as one team.

A key principle underpinning the ‘BA Way’ is the active engagement and support of all our stakeholders – investors, employees, customers and the communities in which we operate. The ‘BA Way’ which has been widely communicated across the Company is under review and will be refined to reflect the changed priorities in line with the business plan 2006/08.

Strategic developments and investments

Background

To mitigate the effects of the economic downturn prior to the events of September 11, 2001, the Group adopted a strategy of tight capacity management and cost control. After the events of September 11, 2001, as it became apparent that more drastic action was necessary, the Group undertook a comprehensive review of its cost structures, network operation, fleet complement and business strategies. In February, 2002, the results of this review were announced as part of a major package of measures designed to return the Group to profitability. This programme, known as Future Size and Shape (‘FSAS’), signalled a significant change in the size of the Company which took further steps to restructure its cost base over the two years to March 31, 2004. The FSAS programme set out to simplify the business, to drive cost reduction (particularly manpower), to restructure the European shorthaul business to provide a competitive response to the no frills carriers, to endorse and accelerate the Group’s existing fleet and network strategy unveiled in 1999 and to accelerate the strategy to ‘de-hub’ operations at Gatwick.

Recent business plans

Given the challenging trading environment that the airline industry continues to face, the focus on controlling costs has not ended with the completion of FSAS. In conjunction with its annual business plan process, the Company has announced further cost saving programmes. The first measure, £450 million by March, 2005, focused on reducing external spend and further simplification, in particular giving customers and staff more online access to systems and procedures. This programme was completed on schedule. The second programme from March, 2005 to March, 2007 placed continued emphasis on reducing the Company’s cost base and achieving a ten per cent operating margin. It established the ‘Fit for Five’ programme to ensure that staff were ready for the move to Terminal 5 and made a targeted investment in products and training for employees. Plans to remove £300 million of employee costs across the business by March, 2006 were deferred to March, 2007.

Business plan 2006/08

The business plan for the two-year period ending in March, 2008 identifies four priority areas. The first is building a competitive cost base with a target to make savings of £450 million over two years and achieve a ten per cent operating margin. Secondly, there will be a renewed emphasis on customer service through significant key areas including ba.com and the airline’s longhaul premium classes. Thirdly, the focus on being ‘Fit for Five’ continues as this business plan takes the airline right up to the opening day of Terminal 5. The final priority area is ‘Fit for Growth’ which highlights that the airline needs to consider future fleet investment but must address its cost base and, in particular, its NAPS pension fund deficit before it can take delivery of new longhaul aircraft.

Restructuring of the shorthaul business

Significant changes have been made to the shorthaul business. These included changes to the shorthaul pricing structure, offering passengers lower fares and greater flexibility, which were rolled out from May, 2002. This drive continues with the recent introduction of cheaper one-way fares and the ability to change bookings for a fee of £30 (€50) up to the last day prior to travel. As part of the drive to reduce global distribution costs, incentive payments to travel agents in the UK for shorthaul bookings have been reduced and the Company’s lowest fares are available on its website. The website, www.ba.com, was significantly changed and usage has increased considerably.

Fleet and network strategy

The fleet and network strategy aims to match capacity more closely to demand, simplify the fleet and reduce exposure to unprofitable markets whilst selectively growing capacity in profitable markets. Through increased aircraft utilisation and network restructuring fleet numbers have steadily decreased. This process is nearing completion and in the financial year 2006 the number of aircraft in service was reduced by six to 284.

In shorthaul, one Airbus A321 aircraft was delivered during the year. One Airbus A320 aircraft and one Boeing 737-400 aircraft returned to service from sublease. Six Avro RJ100s were subleased to Swiss International Air Lines and one de Havilland Canada DHC-8 turboprop and one Boeing 737-500 aircraft were returned to lessors. One British Aerospace 146 was sold.

Future fleet commitments

During the financial year 2006, the Company made further changes through revised delivery dates to future fleet commitments, to facilitate its continuing strategy to match capacity more closely to profitable demand and in response to changes in market conditions and operational requirements.

The Company is to replace ten shorthaul Airbus A320 aircraft that are leaving the fleet with ten new aircraft from the Airbus A320 family. The new aircraft will be seven A320s and three A321s and they will be delivered between September, 2007 and October, 2008.

Firm orders were placed for six of the aircraft in 1998 and four aircraft options are being converted into firm orders.

The ten A320s leaving the fleet were inherited following the merger with British Caledonian and will be, on average, 19 years old when they leave the fleet by December, 2008.

The Company also has 32 option positions/purchase rights on the Airbus family aircraft.

Currently the Group has no further orders for wide-bodied aircraft. On March 9, 2006 the Company announced that it has reserved space in the Boeing production line at the end of this decade for ten Boeing 777 aircraft but has not made a firm commitment to purchase the aircraft. It is reallocating some of the money used to secure Boeing 777 aircraft options in the late 1990s to create the delivery positions. There is a high demand

AIRCRAFT FLEET

	Number in service with Group companies at March 31, 2006

	On balance sheet aircraft	Operating Leases Off balance sheet		Total March 2006	Changes since March 2005	Future deliveries
								2005/06 revenue hours flown	Average hours per aircraft/day	Average age (years)

		Extendible	Other				Options

Airline operations (Note 1)						(Note 7)	(Note 8)

Boeing 747-400	57			57				275,548	13.25	11.8

Boeing 777	40		3	43				211,494	13.47	7.3

Boeing 767-300	21			21				71,664	9.39	13.1

Boeing 757-200	13			13				33,363	7.03	11.5

Airbus A319 (Note 2)	21	10	2	33			32	106,809	8.87	5.4

Airbus A320 (Note 3)	9	2	16	27	1	7		79,340	8.24	8.7

Airbus A321	7			7	1	3		20,238	8.33	1.4

Boeing 737-300			5	5				16,929	9.28	16.7
Boeing 737-400 (Note 4)	19			19	1			60,433	9.00	13.6
Boeing 737-500			9	9	(1)			28,157	8.39	13.5

Turboprops (Note 5)			8	8	(1)			18,777	5.99	8.6

Embraer RJ145	16	3	9	28				78,341	7.67	6.1

Avro RJ100 (Note 6)		10		10	(6)			34,669	6.38	10.5

British Aerospace 146	4			4	(1)			10,019	6.41	15.1

Hired aircraft								21,087

Group Total	207	25	52	284	(6)	10	32	1,066,868	10.14	9.5

Notes:

(1)	Includes those operated by British Airways Plc and BA Connect.

(2)	Certain future deliveries and options include reserved delivery positions, and may be taken as any A320 family aircraft.

(3)	Includes one Airbus A320 aircraft returned to service from sub-lease to GB Airways.

(4)	Includes one Boeing 737-400 aircraft returned to service from sub-lease to Air One.

(5)	Comprises eight de Havilland Canada DHC-8s. Excludes five British Aerospace ATPs stood down pending return to lessor, and 12 Jetstream 41s subleased to Eastern Airways.

(6)	Excludes six Avro RJ100s sub-leased to Swiss International Air Lines.

(7)	Future deliveries have increased by four to ten to replace ten A320 aircraft due to leave the fleet from 2007.

(8)	Excludes secured delivery positions on ten Boeing 777 aircraft.

for new aircraft so the Company is safeguarding delivery positions in the Boeing production line in case it wishes to place future orders with the manufacturer. The Company is keen to see competition between Airbus and Boeing when it renews its longhaul fleet though there will be no longhaul aircraft joining the fleet until after its move to Terminal 5 in 2008.

Gatwick Operations

In December, 2000 our plan to ‘de-hub’ Gatwick was announced. As a result of the changes and simplification introduced, the capacity flown from Gatwick has more than halved since 1999. The Company now operates a fleet of 43 aircraft from Gatwick compared to 68 in 1999.

This year the airline announced plans to make its loss-making shorthaul operation at Gatwick profitable. A range of initiatives was introduced at Gatwick to grow revenue and reduce costs. These include a mixture of sales and marketing activities and a cost reduction programme.

BA Connect

The Company’s wholly owned subsidiary, British Airways CitiExpress, was renamed BA Connect on February 1, 2006. The name change reflects a significant shift in the airline’s business model, designed to improve profitability and compete more aggressively in the UK Regions.

BA Connect offers a single class cabin on all aircraft, high quality buy-on-board hot and cold catering, year round changeable one-way fares from as little as £25, and a new offering for business and frequent flyers called BA Connect Plus.

BA Connect’s operating fleet now numbers 50 (2005: 58).

Qantas

The relationship with Qantas is the Company’s longest standing and deepest alliance relationship. Under the Joint Services Agreement (JSA) there is full strategic, tactical and operational co-operation on all of British Airways’ and Qantas’ flights that serve markets between the United Kingdom/Continental Europe and Southeast Asia/Australia. This co-operation provides customers with improved flight departure times, routings and value for money, offering the very best of customer service to all passengers. In June, 2005, the Australian Competition and Consumer Commission extended permission for both carriers to co-operate in this way for a further five years, valid from February, 2005.

The Company and Qantas continue to co-ordinate sales and marketing activities worldwide and to share all costs and revenues on the JSA routes, giving both companies an incentive to improve the joint business.

American Airlines

The Company and American Airlines continue to codeshare on points behind and beyond the US and London gateways. The Company now places its code on more than 120 American routes, whilst American Airlines applies its code to more than 80 of the Company’s routes.

Iberia

In December, 2004, the Company and Iberia signed a Joint Business Agreement (‘JBA’) to establish profit-sharing on two routes, Heathrow-Madrid and Heathrow-Barcelona. This was accompanied by joint selling and the co-ordination of schedules on these routes from Summer 2005.

The Company and Iberia codeshare on more than 65 domestic and international routings. As well as all UK-Spain routes, this includes Iberia codesharing on services operated by the Company’s franchise carriers GB Airways and Comair, and British Airways codesharing on services operated by Iberia’s franchise Air Nostrum. Together the airlines carried over 580,000 codeshare passengers during the calendar year 2005.

As at March 31, 2006 a 90 per cent owned subsidiary of the Company held a ten per cent stake in Iberia. (2005: ten per cent. Last year the Company reported only the net position, a nine per cent holding. This presentation has been changed since the introduction of IFRS.) Iberia’s profit before tax for the 12 months to December 31, 2005 (included in the financial year 2006 result) was €394 million compared to profit before tax in the previous financial year of €247 million (restated under IFRS).

Alliance benefits/relationships

The oneworld alliance includes eight airline members: British Airways, Aer Lingus, American Airlines, Cathay Pacific, Finnair, Iberia, LanChile and Qantas. Co-operation across the alliance in a number of areas benefits the customer and increases the airlines’ effectiveness. oneworld offers a substantial package of customer benefits, including reciprocal reward and recognition programmes, common lounge access, smoother transfers, increased customer support and greater value.

During the year Royal Jordanian, JAL and Malev announced their intention to seek membership of oneworld.

In addition to the above mentioned activities, the Company maintained alliance relationships with Cathay Pacific, LanChile, Aer Lingus, Finnair, JAL and SN Brussels Airlines. There were no events of note during the year with these relationships.

The codeshare relationships with Swiss International and America West were terminated during the year. Both carriers announced that they were joining the Star Alliance.

Operations

Operational Centres

Heathrow is the Company’s principal base, and the Company carries an estimated 39.7 per cent of the airport’s passengers. In addition, the Company has a second base of operations at Gatwick. The construction of a fifth passenger terminal, ‘Terminal 5’, at Heathrow is progressing and the Company expects to consolidate the majority of its operations into Terminal 5. UK airport policy is discussed on page 14 Regulation — UK and International Airport Policy.

Offices, maintenance hangars and other support facilities used by the Company at Heathrow, Gatwick and other UK airports are either owned freehold or held under long-term leases from the respective airport owners, principally BAA plc or its subsidiaries. In addition, the Company occupies space and desks under lease or license in airports throughout the UK including (but not limited to) Manchester, Birmingham, Newcastle, Edinburgh and Glasgow.

The Company’s most important overseas base is at New York’s John F. Kennedy International Airport (‘JFK’), where it leases its terminal building. At other overseas airports, the Company generally obtains premises as required on a short-term basis from the relevant authorities.

Details of the Company’s principal non-aircraft properties are given on page 17 in Property, Plant and Equipment.

Operational Services

In the UK, the Company provides most of the operational services it requires for the handling of passengers and cargo. At overseas airports, the Company subcontracts the provision of the majority of its ground handling requirements.

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

The Company’s ability to obtain slots at airports for the purpose of producing schedules attractive to passengers is very important. Allocation of slots at a significant number of airports where the Company operates, including Heathrow and Gatwick, is decided by the Airport Co-ordinator, who acts in accordance with guidelines laid down by IATA, sometimes supported by the local Scheduling Committee or Co-ordination Committee. These committees include representatives from the carriers flying to the relevant airport who may mediate disputes over slots. The Airport Co-ordinator makes the initial slot allocations within IATA guidelines, which give priority to the historic rights of existing users. Pursuant to Council Regulation (EC) No. 793/2004, which is implemented in accordance with UK regulations, the UK Government must ensure the Airport Co-ordinator advises the Company at the biannual IATA Schedule Co-ordination Conference of its slot allocations. These provide the basis for slot negotiations with the Airport Co-ordinator and other airlines. Most congested airports in the world apply IATA guidelines. Co-ordination of European airports is governed by the Council Regulation. Pursuant to the Council Regulation, the UK Government must ensure that the Airport Co-ordinator acts independently and in a non-discriminatory manner. Regulations governing the allocation of slots in the US are different, but the US has stated that it is committed by its international obligations to treat all carriers in a non-discriminatory manner.

Sales

The Company develops and maintains relationships with key customer groups and intermediaries using account management teams around the world. This includes large corporations, small and medium sized enterprises (SMEs), governments and individual customers. Product information, fares and schedules are distributed to these customer groups either through travel agents, both business and leisure, using global distribution systems (GDS) or direct through the contactBA call centres and increasingly through the website www.ba.com. The Company accepts payment through multiple mechanisms but credit card payments, either lodged or individual, are a significant proportion of the total. The growth of online penetration throughout the world provides a good opportunity for us to grow ba.com sales, improving knowledge of our customers by giving us a direct relationship with more of them, increasing ancillary sales and ensuring better compliance to airport processes.

Marketing and Distribution

Executive Club

The Executive Club is the Company’s worldwide customer loyalty programme designed to attract, grow and retain valuable flyers. The Executive Club provides members with recognition for their loyalty in the form of additional service benefits and mileage rewards.

Longhaul Products

To meet the needs of the longhaul customers, the Company has a range of four cabins: World Traveller, the main cabin, World Traveller Plus, which offers more space and legroom for economy customers, Club World, and First.

During the financial year 2006, the embodiment of the Club World flat bed product and World Traveller Plus cabin was completed, meaning these are now available on all longhaul services operated by British Airways. In Club World, softer seats were introduced and the Club World Sleeper Service was extended to include flights from Washington Dulles airport throughout the year.

To further improve our customers’ experience over the course of the last year, noise cancelling headsets were introduced in First and a refurbished check-in facility opened at Heathrow’s Terminal 4. A Molton Brown Spa was also opened at New York’s JFK airport for the use of our First and Club World customers.

To support the increase in services to India, the Company introduced a series of enhancements to the customer experience on the ground and in the air in these markets.

During the financial year 2006, British Airways announced its intention to launch an all new Club World product, an upgraded entertainment system in all longhaul cabins and upgrades to its First product.

Shorthaul Products

On shorthaul services the Company provides a choice of two cabins: Club Europe, its business class cabin and Euro Traveller, its economy cabin. On UK domestic and BA Connect services only a single cabin is available.

During the financial year 2006, shorthaul customers benefited from the continued development of ba.com. This included the extension of online check-in across the majority of shorthaul routes.

As discussed in more detail on page 9, in January, 2006, the Company announced a change to the name and business model for its British Airways CitiExpress subsidiary. The business was re-branded BA Connect and moved to a single cabin with lower prices and buy-on-board catering to improve its offering in UK regions with effect from March 26, 2006.

Franchising

As at March 31, 2006, the Company had five franchise partner airlines: Loganair, GB Airways, BMED, Sun Air of Scandinavia and Comair of South Africa.

These five carriers carried approximately 4.69 million passengers during the financial year to 85 destinations (66 destinations in addition to the mainline network) in the UK, continental Europe, the Middle East and Africa, using BA flight numbers. In addition to providing connecting passengers to the Company’s mainline services, the franchisees pay a franchise fee and pay for any services provided to them by the Company.

Computer Systems

High performing IT and telecommunications systems are vital to the running of the Group’s business. Most areas of the Company’s business are facilitated by IT systems, which are closely interconnected.

Many of these systems have been developed, and most of them integrated, by the Company’s Information Management (Im) department. The majority of systems are operated within the Company’s two data centre facilities at Heathrow. Major exceptions to this are Reservations, Departure Control (check-in), Inventory, Flight Planning and other transaction processing facility (TPF) platform systems, which are operated by Amadeus SA in Germany.

The following major technical infrastructure elements are provided to the Company by third party suppliers:

•	The wide-area data network – provided by SITA and other telecommunications suppliers

•	The campus network in London – provided by Kingston Communications (Hull) plc

•	Desktop, provision and support – provided by Specialist Computer Centres (SCC) in the UK and SITA for overseas.

A core element of the IT strategy has been to support simplification of the airline’s business processes through effective use of IT. The Company has achieved this by providing online selling and check-in, the ability to upgrade and manage booking facilities online. The aim is to make the Company so easy to do business with that customers choose to serve themselves. The Company also applies the same principles internally for its employees through its Employee Self Service (ESS) programme.

For instance, the ‘Manage My Booking’ feature on ba.com gives our customers the ability to be more prepared for their journey before arriving at the airport. They can complete their APIS (Advanced Passenger Information Service) data in advance, check-in online and print their boarding pass, exercise upgrade options and know their baggage allowance.

Another important element is the use of e-ticket and the introduction of self-service kiosks at key airports around the world. The airline has now installed around 235 kiosks in airports such as Heathrow, New York JFK and Charles De Gaulle. The use of e-tickets continues to grow. During the year ended March 31, 2006, 87 per cent of all passenger journeys ticketed by the Company worldwide were issued on e-tickets (2005: 77 per cent).

The delivery of the Sabre Airflite solution has provided improved capability to manage the airline’s flight schedules and has enabled the retirement of legacy technology. In addition, the delivery of Next Generation Revenue Management (NGRM) for BA World Cargo has provided increased capability to make the best use of cargo capacity.

Cargo

The Company’s cargo business is operated as a contribution centre. The majority of its cargo is carried in the holds of passenger aircraft, the balance on leased or part-chartered freighter aircraft where market conditions allow their deployment. This allows the Group to maximise the use of its scheduled route network to provide a worldwide cargo service. The Group utilises trucks to feed cargo to its major hubs in Europe and the United States.

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

The UK civil aviation industry is regulated by the Secretary of State for Transport and the CAA, an independent statutory body. Under the UK Civil Aviation Act 1982 and various statutory instruments, the CAA has a wide range of functions in relation to British airlines, including supervision of many aspects of their financial condition, management and operations. European airlines are also subject to a number of EU regulations, drawn up under the provisions of the European Treaty (chiefly Article 71). Responsibility for enforcement is shared between the European Commission and the relevant Member States.

The present basis for international regulation of airline operations derives from the Chicago Convention of 1944, to which nearly all countries are parties. The Convention also established the International Civil Aviation Organization (ICAO), a specialised agency of the United Nations, to foster the planning and development of international air transport. Under the auspices of ICAO, rules establishing minimum operational standards are normally agreed on a multilateral basis. Airlines’ rights to fly over, or make stops in, foreign countries for technical reasons in operating their international scheduled services are generally derived from the International Air Services Transit Agreement of 1944, to which most countries are parties. However, rights to carry traffic between countries and the regulation of fares are normally agreed on a bilateral basis between governments. A notable exception is the multilateral single market arrangements which apply within the EU.

Route flying rights

The Company’s traffic rights to carry scheduled passengers and cargo on particular international routes outside Europe generally derive from air services agreements between the UK Government and the governments of foreign states concerned. Under these agreements, each government grants to the other the right to designate an airline or airlines of its state to operate scheduled services between specified points in their respective countries, and sometimes to or from points in third countries, although this also requires the agreement of the third country’s government.

In order to comply with EU law, all new or revised bilateral agreements should now contain a Community designation clause in place of the nationality clause (which requires that designated airlines are substantially owned and effectively controlled by the government or its nationals). This will allow any EU airline, not just those with the nationality of the EU state, to apply for available traffic rights on a non-discriminatory basis. Currently, most UK agreements still reserve traffic rights to UK airlines, but this is changing as the agreements are renegotiated and updated.

Once an agreement has been reached, it is for the UK government to designate the airline or airlines which will operate the agreed services. As well as being designated, the Group must obtain the necessary operating permits from the foreign Governments concerned. These are unlikely to be withheld so long as the Group meets the required international safety standards. One ground on which a contracting government usually has the right to prevent the Group from operating the agreed services is if it is not satisfied that the Group is substantially owned and effectively controlled by the other government or its nationals (or by EU citizens if there is a Community clause). For this reason, the Company’s Memorandum and Articles of Association (the ‘Articles’) contain provisions that could be used to limit the rights of non-UK and non-European nationals who own shares in the Company.

In 2003 the EU Council granted two mandates to the European Commission, one to negotiate an Open Aviation Area with the US on behalf of all EU Member States, and the other to amend existing bilaterals between Member States and third countries to bring them into compliance with EU law. A general framework was developed covering all other third country relationships and the processes whereby Member States may continue to negotiate bilaterally whilst remaining within EU law as clarified by the judgement of the European Court of Justice of November, 2002. This judgement made it clear that Member States could no longer negotiate bilaterally with third countries on any subject which is covered by EU law. These subjects include ownership and control of airlines, pricing on intra-community routes and rules concerning computer reservation systems.

The European Commission began active negotiations with the US government in September, 2003 to agree the terms of a new multilateral agreement covering air services between the EU and the US. A text for the first stage of a new agreement was finalised in November, 2005 which removed all restrictions on transatlantic flights by EU and US airlines, and granted rights for EU airlines to carry passengers and freight from the US to third countries on services that originate in the EU, and reciprocally for US airlines to carry passengers and freight from EU countries to third countries (both within and beyond the EU) on services that originate in the US.

To address a perceived imbalance in the text, the EU has asked the US to remove restrictions on the foreign ownership and control of US airlines. In November, 2005 the US published a Notice of Proposed Rulemaking which purports to allow foreign investors to exercise greater control of US airlines than the current interpretation of legislation allows. When it is issued in its final form the European Commission will assess whether it is effective in removing ownership and control restrictions so as to balance the bilateral text and if so will recommend ratification by the EU Council.

In the EU, there is a single internal market for air transportation. The most significant elements of the single market legislation are a liberal pricing regime, free access to all routes within the EU for airlines and a carrier licensing procedure. Certain constraints continue to apply for infrastructure reasons. Under a separate agreement, EU single market policies have been extended to the European Economic Area (‘EEA’) comprising all the countries of the EU and the countries of the European Free Trade Area except Switzerland. Agreement has been reached between Switzerland and the EU, which has the effect of bringing Switzerland into the same arrangements.

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

The CAA will grant global route licenses for scheduled and charter air services. The absence of the necessary bilateral rights will not result in refusal to grant a licence application. If scarce bilateral capacity arises, this will be addressed through a process designed to deal with such a situation.

In its June, 2002 policy review, the CAA said that the interests of users will be best served if airlines are free to operate air services in competition with one another according to their commercial judgements, subject only to the application of normal competition policy.

Specific route licences are no longer required with respect to routes to, from and within the EU.

Charter operations are not generally covered by air services agreements. The CAA adopts a broadly liberal policy towards applications from British airlines for charter flying rights. It is then for the airline to seek the consent of the other government. Within the EEA no distinction is drawn between charter and scheduled operations.

Government/regulatory issues

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

In practice, the CAA only regulates a limited number of fares and does not require commissions to be filed. Under some air services agreements, airlines are required to co-ordinate fares through IATA, (whose role in setting fares is described under Competition below), though this is now rare. Pricing on intra-Community air routes is covered by EU Regulation.

Notwithstanding this regulatory position, it is a widespread practice among airlines to sell a substantial proportion of their seats and cargo space in many parts of the world at tariffs lower than the approved levels or on other unapproved special terms, the Company is no exception. See Competition opposite. The Group responds competitively to market conditions and a large proportion of its revenue is derived from such sales.

Safety

Safety standards are generally agreed on a multilateral basis under the auspices of ICAO. The country of registration of an aircraft is generally responsible for ensuring that the aircraft and its crew meet these guidelines, leading to variations and differences on specific requirements between States. European countries first attempted to harmonise their safety requirements through the Joint Aviation Authorities (JAA) and non-binding Joint Aviation Requirements. Certification of compliance by the state of registry is normally recognised by all other members of ICAO.

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

British airlines are still required, except in limited circumstances, to operate British registered aircraft. All British airlines are required to hold a UK Air Operator’s Certificate (AOC) issued by the UK CAA acting as a member of the JAA. The AOC confirms the competence of the holder to operate and maintain its aircraft safely. Each aircraft operated under an AOC may only be flown if it has a certificate of airworthiness confirming compliance with the EU regulations. All flight crew and certain maintenance staff must be licensed.

To continue to improve high safety standards is a primary objective of the Group. All departments, especially engineering, flight operations and ground operations, pay continual attention to operational safety and the health and safety of employees. Specific responsibility for advising on safety matters rests with a separate department under the Director of Safety and Security. A formal safety management system is in place, and a comprehensive monitoring system exists within the Company to ensure that incidents are reported and action is taken whenever appropriate.

Security

In the UK, the Secretary of State for Transport has the power to direct the aviation industry to take measures to prevent acts of criminal violence. The measures so directed often exceed both the international standards developed by ICAO and the regulations adopted in the EU following September 11, 2001 which set minimum required standards across the EU for the first time. Responsibility for implementing the measures and meeting their costs falls on both airlines and airport authorities. A number of foreign countries have also developed aviation security programmes which place an onus on the Company to meet specified security standards. The Company’s own security department continuously assesses the threat to its operations, develops policies for the protection of the Company’s operations and assets, and directs its staff or agents to implement appropriate countermeasures while monitoring their effectiveness. There are also circumstances in which governments may seek to prevent airlines from flying to or from various destinations or otherwise hinder their operation. Similarly changes in customs, immigration or other regulation may have the same effect.

Widespread passenger disclosure requirements are being introduced by various governments as a means of helping to control terrorism and illegal immigration. This creates conflicts with EU data protection laws designed to protect personal privacy. The Company has introduced passenger disclosure arrangements as required by the US and Canada. These have been approved by the European Commission and the Council, but the arrangements are still likely to be challenged in the European Court of Justice. EU airlines have asked their governments and the Commission to ensure that security arrangements avoid the industry being caught between conflicting legal requirements in different jurisdictions.

Passenger rights

The Montreal Convention applies to EU registered airlines by virtue of a EU regulation. This governs the maximum compensation to be paid for loss, delay or damage to baggage and also governs liability to passengers in the event of an accident. Airlines are required to carry sufficient insurance to cover their liability.

New EU denied boarding compensation rules came into force in February, 2005, extending compensation to cancelled flights and imposing passenger care requirements for long delays and cancelled flights. The European Court of Justice has declared the rules compatible with EU law.

Domestic US disabled passenger legislation has been extended to foreign airlines. The EU passed legislation setting out rules for treatment of disabled passengers which is expected to be published in the Official Journal in Spring 2006, and come into force 12 months later. There are conflicts between the EU and US rules.

Environmental regulation

The Company’s environmental management system commits the Group to working constructively with those concerned for the environment and to observing rules and regulations aimed at protection of the environment. The Group’s activities are covered by a comprehensive network of regulations at local, national and international levels, affecting emissions to the local and global atmosphere, disposal of solid waste and aqueous effluents, noise and other relevant parameters. The Group’s strategy takes compliance as the baseline of environmental performance and aims to exceed standards and regulations in a number of key areas.

The Group’s aircraft fleet meets existing internationally agreed noise standards and we are subject to departure noise and night flight restrictions at many airports worldwide. Major changes to current noise management systems are subject to the requirements of the ‘Balanced Approach’ established by ICAO, designed to ensure that noise restrictions are balanced and well targeted. At the Company’s main bases at Heathrow and Gatwick, the current night noise restrictions expire at the end of the Summer 2006 season, and a new regime – which is subject to consultation - is expected to operate from Winter 2006 to 2010. As with the current regime, this is likely to impose significant operating restrictions between the hours of 23:00 and 07:00. The Company is proactively involved in a number of areas aimed at mitigating the impact of aircraft noise, including voluntary measures to reduce noise on approach to airports.

The Group is playing an active role in promoting understanding of, and minimising the effects of, aircraft emissions to the atmosphere. This has included the sharing of ‘best practice’ to minimise fuel use and emissions, and championing emissions trading as the best possible way to mitigate emissions of greenhouse gases. The Company is a member of the UK emissions trading scheme and supports the inclusion of aviation in the EU scheme. The Company is also involved in discussions within ICAO to establish guidelines for international emissions trading within aviation.

Aircraft engines are also regulated for low altitude emissions, and areas around many airports have to meet stringent air quality limits. The Company is actively involved with defining aircraft emissions characteristics at ICAO, through the Government’s Project for the Sustainable Development of Heathrow and through its support for a number of additional research programmes. The Group has also been one of the driving forces behind the UK’s Sustainable Aviation initiative.

UK and International airport policy

Responsibility for airport policy in the UK lies with the UK Government and is defined in “The Future of Air Transport” White Paper published in December, 2003. This paper encouraged the sustainable development of commercial air transport and supported the expansion of several UK airports over a 30 year period. In South East England, new runway developments were supported at both Stansted and Heathrow, provided they met certain environmental requirements, chiefly relating to noise and air quality limits and the provision of new public transport links. These requirements are challenging and may necessitate action by airlines to reduce noise and/or emissions if Heathrow is to get a new runway by 2015, which is likely to be the earliest date possible (subject also to securing planning permission). The UK Government is also committed to consult in 2006 on fuller use of Heathrow’s existing runways which, if implemented, would over several years create the opportunity to reduce delays and/or increase capacity by some 10-15 per cent. The costs of airport expansion must be paid for by the users of each airport through user charges. It was agreed that Stansted should continue to cater for its local market and should not be developed as a second hub for London.

As discussed on page 10, obtaining slots is a necessary condition for providing service to many airports. The availability of slots generally is often beyond the control of a carrier and can be subject to capacity limits, government regulation and market conditions, including the actions of competitors. The Company believes that it has sufficient slots to operate its existing routes and generally has been able to obtain slots in connection with its previous route changes and expansions. However, the Company can provide no assurance that it will be able to obtain desired slots in the future.

Slots at UK airports are allocated under EU rules. Technical revisions came into effect in July, 2004 and more substantive changes are still under consideration by the European Commission. The Company is attempting to ensure that a market oriented approach is maintained under any new rules, so that essential flexibility and the possibility of exchanges between carriers remains. Although the Commission is unsure that slot exchanges in the UK are consistent with existing EU rules, the UK Government has written to the Commission defending the UK system and pointing to a ruling from the UK High Court that declares the current UK slot exchange practice compatible with EU law.

Competition

Most of the markets in which the Company operates are highly competitive. The Company faces competition from other airlines on the same city-pair routes, from indirect flights, from charter services and from other forms of transport. The intensity of the competition varies from route to route, depending on the number and nature of the competitors, particularly whether or not they are state-owned or state-supported, and on the regulatory environment and other factors. At one extreme, there are a few international routes on which competition is limited to the other state’s designated airline and fares are regulated. At the other extreme, there is a free market for internal flights within the whole of Europe allowing any European airline to operate on any route, setting whatever fares they wish, subject only to infrastructure constraints and competition law.

On many of the routes with multiple carriers, the Company’s pricing decisions are affected by competition from other airlines, some of which have cost structures that are lower than the Company’s or other competitive advantages and could therefore operate at lower fare levels.

It has been UK Government policy since at least 1984 to liberalise markets progressively and to encourage fair and equal competition wherever possible. The presence of state aid, in all its forms, and in several different markets, distorts competition and is generally incompatible with policies and regulations designed to open up markets.

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

Tariff Co-ordination

The Company, along with many other airlines that participate in the multi-lateral interline system administered by the IATA, participates in IATA tariff conferences to agree multi-lateral interline passenger tariffs for scheduled journeys and tariffs for cargo interline services where it is lawful to do so.

The European Commission announced in November, 2005 that it intends to discontinue the exemption from the EU competition rules of IATA passenger tariff conferences for routes within the EU with effect from January 1, 2007, with a transitional period until December 31, 2006 to permit IATA and tariff conference member airlines to develop an alternative tariff-setting mechanism for multi-lateral interline fares which is consistent with EU Competition rules. The European Commission proposes to extend the exemption for passenger tariff co-ordination on routes between the EU and non-EU countries until June 30, 2008.

Certain air services agreements require airlines to co-ordinate or agree fares before approval by the governments concerned. Where such co-ordination is a legal requirement, the Company discusses fares bi-laterally with other airlines.

Commercial arrangements

The Company has commercial arrangements with other airlines covering scheduled passenger and cargo services on a small number of its international routes. Commercial arrangements can govern, among other things, capacity offered by each airline over flight approvals, the apportionment of revenues between airlines and the co-ordination of schedules. In very few cases, some commercial arrangements between the Company and other airlines are required under the relevant air services agreements.

US

While the US domestic airline industry has been largely deregulated, routes between the UK and the US are still subject to regulation of market access, capacity and fares under an air service agreement known as Bermuda 2. However, both countries have adopted a relatively liberal approach to fare approval and other regulatory matters. In addition, the Company faces further competition from airlines operating other routes between the US and continental Europe, including a number of carriers operating on these routes with antitrust immunity. The Company has responded with both price and service initiatives and has continued to carry more passengers between the UK and the US than any other carrier.

As discussed on page 12, the European Commission has been granted a mandate to negotiate with the US government a liberal set of air services arrangements to replace the bilateral agreements concluded by the EU Member States as discussed above (under “Route Flying Rights”). The outcome may provide a better environment for industry consolidation, especially in Europe.

ORGANISATIONAL STRUCTURE

The business and operations of the Group are conducted within the Company and its subsidiaries.

The following table sets forth the principal investments of the Group as at March 31, 2006.

Investments in subsidiaries

Country of incorporation
and registration
	Principal activities	and principal operations

Air Miles Travel Promotions Ltd *	Airline marketing	England
BA & AA Holdings Ltd *	Holding company	England
(90 per cent of equity owned)
Britair Holdings Ltd *	Holding company	England
British Airways 777 Leasing Ltd *	Aircraft financing	England
British Airways Capital Ltd *	Airline finance	Jersey
British Airways Holdings Ltd *	Airline finance	Jersey
British Airways Holidays Ltd *	Package holidays	England
British Airways Leasing Limited *	Aircraft financing	England
British Airways Maintenance Cardiff Ltd *	Aircraft maintenance	England
British Airways Regional Ltd *	Air travel services	England
British Airways Travel Shops Ltd *	Travel agency	England
CityFlyer Express Ltd *	Aircraft financing	England
British Regional Air Lines Group Plc	Holding company	England
Speedbird Insurance Company Ltd **	Insurance	Bermuda
BA Connect Ltd	Airline operations	England
The Plimsoll Line Ltd *	Holding company	England
(Holding company of British Regional Air Lines Group Plc)

Investments in associates
	Percentage of		Country of incorporation
	equity owned	Principal activities	and principal operations

Iberia, Lineas Aéreas de España, S.A. (‘Iberia’)***	10.0	Airline operations	Spain
Comair Ltd	18.3	Airline operations	South Africa

Other investments

	Percentage of		Country of incorporation
	equity owned	Principal activities	and principal operations

Airline Group Ltd *	16.7	Air traffic control holding company	England
Opodo Ltd *	5.9	Internet travel agency	England
WNS (Holdings) Ltd *	16.8	Flight Services Holding company	Jersey

*	Owned directly by British Airways Plc

**	Previously British Airways CitiExpress Ltd

***	Held by a 90 per cent owned subsidiary company

Property, Plant and Equipment

The following table sets forth the principal property, plant and equipment of the Group. The table does not include the Group’s fleet of aircraft, which are described under Aircraft Fleet on page 8.

				Approximate
				Gross Size
Principal Properties	Description	Nature of Title		(square feet)

Heathrow Airport, London
No. 1 Maintenance Area East	offices, hangars, workshops	Lease	[1]	2,400,000
No. 1 Maintenance Area West	offices, hangars, workshops	Lease	[1]	1,300,000
Ascentis New Cargo Centre	warehouse and offices	Lease		1,000,000
Perishables Warehouse	warehouse and offices	Lease		70,000
Compass Centre	offices for crew reporting and operations centre	Lease		250,000
Waterside, Harmondsworth	combined business centre	Freehold		570,000
Cranebank	technical training centre	Freehold		440,000
Speedmarque	workshops and offices	Lease		140,000
Link	warehouse and offices	Lease		170,000

Gatwick Airport, London
Maintenance Area East	offices, hangars and workshops	Lease	[2]	495,000
Jubilee House	offices	Lease		130,000
Gatwick Cargo	warehouses	Lease		200,000

UK Regions
Newcastle Business Park	offices	Freehold		200,000
Pioneer House, Manchester	offices	Lease		64,000
Cardiff Airport, Wales
Maintenance Area	offices, hangars and workshops	Lease		460,000

New York
Terminal Building	passenger terminal	Sublease		535,000
John F. Kennedy
International Airport

[1]	Leasehold interest held from Heathrow Airport Limited for 150 years from April 1995 without restriction on disposal and with wide use provisions.

[2]	These leasehold interests which are held from Gatwick Airport Limited contain restrictions on the disposal and use of the properties.

The Group also has other freehold and leasehold interests in real estate that are less significant to the Group as a whole in numerous countries throughout the world. See Note 12 to the Financial Statements.

DEVELOPMENT AND PERFORMANCE OF THE BUSINESS

Financial Performance

Introduction

The following discussion covers the two years ended March 31, 2006 and is based on the Group’s Financial Statements prepared in accordance with IFRSs (International Financial Reporting Standards).

Group profit before tax for the financial year 2006 was £620 million, compared with a £513 million profit in the previous year. Operating profit in the year, at £705 million, was £149 million better than last year. The operating margin of 8.3 per cent was 1.1 points better than last year. The improvement in operating profit primarily reflects improvements in revenue – up 9.6 per cent -partially offset by increased operating costs, in particular fuel.

Segmental Information

The Company’s principal activities are the operation of international and domestic scheduled air services for the carriage of passengers and cargo. The Company’s main business is the provision of network scheduled services, which accounted for approximately 93 per cent of Group revenue in the year ended March 31, 2006.

The following tables set out the Group’s results by business segment:

	Network airline business	Regional airline business	Non- airline business	Total Group Operations

(£ million)	Year ended March 31, 2006

Sales to
External Customers	7,922	357	236	8,515
Inter-Segment Revenue	83	6	4	93

Total Turnover	8,005	363	240	8,608

Operating Result	711	(20)	14	705

	Network airline business	Regional airline business	Non- airline business	Total Group Operations

(£ million)	Year ended March 31, 2005

Sales to
External Customers	7,151	394	227	7,772
Inter-Segment Revenue	77	7	6	90

Total Turnover	7,228	401	233	7,862

Operating Result	576	(27)	7	556

Network airline business

Network airline operating profit for financial year 2006 was £711 million compared with £576 million in 2005. The improvement primarily reflects an increase in revenue partially offset by an increase in fuel costs.

Regional airline business

Regional airline operating loss for financial year 2006 was £20 million compared with £27 million in 2005. The improvement reflects lower operating costs, mainly depreciation, due to the reversal of the write down of BAe 146 aircraft made in the prior year, following the decision to maintain them in revenue-earning service. Offset against this is a reduction in revenue due to both lower volume and yield.

Non-airline business

Non-airline operating profit for financial year 2006 was £14 million compared with £7 million in 2005. The improvement is mainly due to an increase in revenue.

Geographical Analysis

The following table sets out the Group revenue by geographical area:

	BA Group By Area of original sale

(£ million)	2006	2005

Europe	5,406	5,079
United Kingdom	4,169	3,906
Continental Europe	1,237	1,173
The Americas	1,611	1,364
Africa, Middle East and Indian Sub-Continent	826	747
Far East and Australasia	672	582
Total BA Group Revenue	8,515	7,772

Route Network

The Company’s scheduled route network forms the basis of its business and is one of the world’s most extensive. As of March, 2006, the Company (including subsidiary carrier BA Connect) served some 148 destinations in 75 countries. Including codesharing and franchise arrangements, flights with the Company’s codes served some 340 destinations in 107 countries. Adding the services of the Company’s alliance partners, the global network served some 608 destinations in 135 countries.

During the year ended March, 2006 the Company introduced services to Bangalore, Grenoble, Hassi Messaoud, Izmir, Rekyjavik, Shanghai, Tirana and Varna. Services to Cologne and between Singapore and Melbourne were discontinued.

Year by Year Analysis

Year ended March 31, 2006 compared with year ended March 31, 2005

Revenue

Group operating revenue improved in the year by 9.6 per cent to £8,515 million. Airline operations revenue, excluding fuel surcharges, improved by 4.8 per cent to £7,318 million on a flying programme 2.4 per cent larger in ATKs.

Passenger traffic (RPKs) increased by 3.7 per cent, whilst capacity (ASKs) was 2.6 per cent higher; as a result passenger load factor increased by 0.8 points compared with financial year 2005 to 75.6 per cent. Passenger yield (pence per RPK) improved by 1.3 per cent for the full year.

Cargo revenue was up 3.3 per cent from £482 million to £498 million. Cargo volumes (CTKs) fell by 0.4 per cent compared with financial year 2005 with an improvement in yields by 3.8 per cent primarily due to the growth of premium products.

Overall load factor for the full year was flat at 69.7 per cent.

Other revenue improved by 51.5 per cent to £1,197 million, primarily due to the increase in passenger and cargo fuel surcharges.

Expenditure

Net operating expenditure (total operating expenditure less other revenue) increased by 2.9 per cent compared to financial year 2005. Unit costs (net operating expenditure per ATK) were 0.5 per cent higher than 2005.

See footnote (6) to the operating statistics on page 40 for the calculation of total operating expenditure per RTK and per ATK.

The table below summarises total Group operating expenditure and year on year changes in expenditure over the two financial years ended March 31, 2006:

(£ million)	2006	2005	Increase/ (decrease)

Employee costs	2,346	2,235	5.0%
Depreciation, amortisation and impairment	717	739	(3.0)%
Aircraft operating lease costs	112	106	5.7%
Fuel and oil costs	1,632	1,128	44.7%
Engineering and other aircraft costs	473	432	9.5%
Landing fees and en route charges	559	556	0.5%
Handling charges, catering and other operating costs	955	918	4.0%
Selling costs	449	490	(8.4)%
Currency differences	(18)	15	Nm *
Accommodation, ground equipment and IT costs	585	597	(2.0)%

Total Group operating expenditure	7,810	7,216	8.2%

*      Nm not meaningful

Employee costs increased by 5.0 per cent compared with financial year 2005 to £2,346 million as pension and wage increases were only partially offset by manpower reductions and other efficiencies. The average number of employees in the Group, in manpower equivalents (MPE), fell by 1.0 per cent to 47,012 and productivity (ATKs per MPE) improved by 3.4 per cent.

Depreciation, amortisation and impairment costs reduced by 3.0 per cent compared with financial year 2005 to £717 million. The decrease resulted from the reversal of the write down of BAe 146 aircraft in the prior year.

Aircraft operating lease costs increased by 5.7 per cent compared with financial year 2005 to £112 million due to onerous lease provisions on RJ100 aircraft sub-leased to third parties and adverse US interest rates and exchange losses.

Fuel and oil costs increased by 44.7 per cent compared with financial year 2005 to £1,632 million due to a 38 per cent increase in fuel price (partially offset by hedging benefits), the impact of the increased flying schedule and adverse exchange impact of the stronger US Dollar.

Engineering and other aircraft costs increased by 9.5 per cent compared with financial year 2005 to £473 million primarily reflecting price increases, additional engine and component maintenance costs, and cargo freighter activity.

Landing fees and en route charges remained almost flat compared with financial year 2005 at £559 million. This primarily reflects the impact of the larger flying programme and adverse impact of exchange rates, offset by price reductions.

Handling charges, catering and other operating costs increased by 4.0 per cent compared with financial year 2005 to £955 million. The increase is due to the impact of the disruption caused by industrial action at the Company’s main caterer at Heathrow, a larger flying programme and the adverse impact of exchange.

Selling and marketing costs fell by 8.4 per cent compared with financial year 2005 to £449 million. This primarily reflects the impact of the restructuring of travel agent commissions and savings in marketing spend, partially offset by the adverse impact of exchange.

Accommodation, ground equipment and IT cost reduced by 2.0 per cent compared with financial year 2005 to £585 million. This reflects general overhead reductions partially offset by adverse exchange.

Financial Derivatives

Net unrealised gains on fuel derivatives were £19 million in financial year 2006, reflecting the ineffective portion of unrealised gains and losses on fuel derivative hedges following the adoption of IAS (International Accounting Standard) 39 effective from April 1, 2005.

Net finance costs

Net finance costs for financial year 2006 were £128 million, £40 million lower than in 2005. The reduction reflects lower levels of borrowings, partially offset by higher US interest rates.

Pension financing costs & retranslation expenses

Pension financing costs were £18 million in financial year 2006 compared to £29 million in 2005.

The retranslation of currency borrowings generated a charge of £13 million, compared with a credit the previous year of £56 million. The movement versus last year is primarily due to the transitional impact of IAS21 and IAS39.

Profit on sale of fixed assets and investments

Profits on sales of fixed assets and investments for financial year 2006 were £27 million, compared with profits of £71 million in 2005, which included an £86 million gain on the disposal of Qantas.

The profit on disposal in financial year 2006 primarily reflects the £26 million gain on the disposal of the Group’s investment in The London Eye Company Limited in February, 2006.

Share of post-tax profits in associates

The Group’s share of post-tax profits in associates increased by £4 million to £28 million during financial year 2006. This reflects a share in 2006 of Iberia’s profit on the sale of its investment in Amadeus, offset by the non-recurrence of profits from the Group’s investment in Qantas following the sale in 2005.

Taxation

The analysis of the tax charge is set out in Note 10a to the Financial Statements.

The Group has used up all of its UK trading losses brought forward and is now paying tax in the UK and has a UK liability which, for the year ended March 31, 2006, was £91 million (2005: £ nil). The Group did not pay significant overseas taxes during the financial year 2006.

Earnings per share

For the year ended March 31, 2006, profits attributable to shareholders were £451 million, equivalent to basic earnings of 40.4 pence per share, compared with basic earnings of 35.2 pence per share last year.

Capital Expenditure

The following table summarises Group capital expenditure in the two years ended March 31, 2006:

	Year ended March 31

	2006 £m	2005 £m

Aircraft, spares, modifications and refurbishments (net of refund of progress payments)	239	327

Property and equipment	87	37

Landing rights and other intangible assets	8	32

Investments	7	6

	341	402

See Notes 12, 15 and 17 to the Financial Statements.

Working capital

At March 31, 2006, net current assets were £234 million, up £751 million on last year. This change reflects an increase in current assets to £3,666 million, up £914 million, partially offset by an increase in current liabilities to £3,432 million, up £163 million.

The change in current assets primarily reflects an increase in cash and non-trade debtors. The increase in current liabilities primarily reflects an increase in non-trade creditors partially offset by the conversion of Capital Bonds for ordinary shares.

The Company believes its working capital is sufficient for its current requirements.

Cash flow

Net cash increase in financial year 2006 was £358 million, an improvement of £833 million over 2005 due to the improvement in cash flows from operating and financing activities, partially offset by an increased cash outflow on investing activities.

Net cash inflow from operating activities for financial year 2006 was £1,339 million, an improvement of £334 million over 2005 primarily due to an improvement in operating profit of £149 million and favourable working capital movements. This was partially offset by the tax payment of £57 million in 2006 (compared with a nil payment in 2005).

Cash outflow on investing activities for financial year 2006 was £510 million compared with £302 million for 2005. The increase primarily reflects the sale of the investment in Qantas in financial year 2005 for £427 million compared with the sale of the London Eye in 2006 for a net £78 million. Lower levels of investments in deposits and assets resulted in a reduction in cash outflow of £183 million.

Cash outflow from financing activities for 2006 was £472 million compared with £1,160 million for 2005, primarily reflecting a reduction in the level of capital repayments made on finance leases and hire purchase agreements of £688 million.

The total of cash, cash equivalents and other interest bearing deposits at March 31, 2006 of £2,440 million was up £758 million versus last year. Net debt fell by £1,281 million during the year to £1,641 million reflecting both the increase in cash and a reduction in borrowings. This is the lowest level since March 31, 1992, and is down £5.0 billion from the December, 2001 peak.

Leases and other financing arrangements

The following table sets out the movements in loans and capital obligations under finance leases and hire purchase arrangements for the two year period ended March 31, 2006 (see also Note 24 to the Financial Statements):

(£ million)	Bank and other Loans	Finance Lease and Purchase Arrangements	Total 2006	Total 2005

Balance at April 1	1,168	3,324	4,492	5,716

New loans raised				116

Other non cash movements		11	11	3

Repayment of amounts borrowed	(64)	(415)	(479)	(1,271)

Effect of exchange rate changes	12	45	57	(72)

Balance at March 31	1,116	2,965	4,081	4,492

Only one aircraft, an Airbus A321 aircraft was delivered during the year and it was paid for in cash.

The Company arranged two long-term secured finance facilities during the year. The first was a syndicated committed Japanese Yen 75 billion credit facility which puts in place committed funding to re-finance a series of maturing Yen obligations in connection with 24 Japanese Leveraged Leases (‘JLLs’) which mature between March, 2009 and January, 2011. This facility significantly improves the correlation between projected future Yen operating income and Yen debt repayments. A second US$420 million standby facility provides the Company with additional medium term liquidity. The facility is available for drawing between 2005 and 2010 and would, if drawn, be repayable between the date of drawing and 2015. Any drawing between now and 2010 will be secured against aircraft to be specified by the Company at the time of drawing, with each aircraft type and vintage within the Company’s fleet having a predetermined fixed amount capable of being drawn against it at the time of such drawing.

For the purposes of the financial statements, foreign currency debt is translated into Sterling at year-end exchange rates. Following the adoption of IAS 39 on April 1, 2005, the majority of debt repayments in US Dollar and Yen are used as a hedge of the Group’s exposure to fluctuations of the sterling value of future US Dollar and Yen revenues. As a result, gains and losses on translation of debt used as a hedge are taken to the fair value reserve and are released to the income statement on repayment of the debt. Gains and losses on translation of debt not used as a hedge are taken to the income statement. Net translation losses of £44 million on US Dollar and Yen denominated debt were taken to the fair value reserve during the year.

Net debt/total capital ratio

Net debt at March 31, 2006 amounted to £1,641 million, a reduction of £1,281 million compared with March 31, 2005. This is net of cash, cash equivalents and other interest bearing deposits totalling £2,440 million.

The net debt/total capital ratio at March 31, 2006 was 44.2 per cent, a 23.5 point reduction versus last year mainly due to the reduction in net debt, the conversion of the Convertible Capital Bonds 2005 to equity on maturity and the recognition of the fair value of derivative financial instruments under IAS 39 from April, 2005. Including operating leases, net debt/total capital ratio was 53.0 per cent, a 19.3 point reduction from last year.

CRITICAL ACCOUNTING POLICIES

Introduction

The discussion and analysis of the Company’s financial condition and results of operations are based on the consolidated Financial Statements, which have been prepared in accordance with IFRSs. The preparation of these Financial Statements requires the development of estimates and judgements that affect the reported amount of assets and liabilities, revenues and costs and related disclosure of contingent assets and liabilities at the date of the Financial Statements. Actual results may differ from these estimates under different assumptions or conditions.

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

Note 2 to the Financial Statements provides additional discussion of the application of these estimates and other accounting policies.

Passenger revenue

Passenger revenue is initially recorded as a liability for sales in advance of carriage, with revenue from ticket sales recognised at the time that the Company provides the transportation. In respect of unused ticket revenue recognised, the Group makes estimates based on historical trends regarding liability for tickets sold but not yet processed, the timing and amount of tickets used for travel on other airlines and the amount of tickets sold that will not be used. These are used to determine the timing and amount of unused ticket revenue recognised. Changes to these estimation methods could have a material effect on the presentation of the Group’s financial results.

Periodic evaluations are performed of the estimated liability for tickets sold but not yet processed. Any adjustments, which can be significant, are included in results of operations for the periods in which the evaluations are completed. These adjustments relate primarily to differences between the statistical estimation of certain revenue transactions and the related sales price as well as refunds, exchanges, interline transactions and other items for which final settlement occurs in periods subsequent to the sale of the related tickets at amounts other than the original sales price. These amounts have been generally consistent from year to year.

Frequent flyer programmes

The Group operates a frequent flyer programme known as the Executive Club, which allows members travelling on the Company’s (and certain partner airlines’) flights to accumulate BA Miles that entitle them to various awards, including free travel. In addition, BA Miles are sold to participating partners to use in promotional activity.

Air Miles Travel Promotions Limited, a wholly-owned subsidiary, operates a scheme which allows companies to purchase AirMiles from the Group for use in promotional incentives.

The estimated direct incremental cost of providing free redemption services, including free travel, in exchange for redemption of miles earned by members is accrued as participants earn miles from the purchase of airline tickets. The accrued cost is based on various estimates with respect to the incremental fuel, food and other costs incurred in providing such schemes. Additional assumptions are made, based on general customer behaviour, regarding the likelihood of a customer redeeming the miles on the Company, redeeming the miles for non-travel benefits, or redeeming the miles on partner carriers. Changes in cost estimates or accrual methods, among other factors, could have a significant effect on the Group’s presentation of its financial results.

The fair value of miles sold to participating partners under both the AirMiles scheme and the BA Miles scheme is deferred and recognised on redemption of the miles by the participants to whom the miles are issued. The incremental cost of providing free redemption services is recognised when the miles are redeemed.

The total number of BA Miles outstanding at March 31, 2006 was 127,638,125,986 and the total number of AirMiles outstanding was 7,666,093,423. The Company has recorded a liability for the awards relating to the flown mileage credits of £15 million and has deferred revenue of £359 million relating to the sale of miles that are unflown. The estimate of unflown miles is reviewed and if necessary adjusted each year. In financial year 2006 this review resulted in the release of £31 million to other revenue.

The number of frequent flyer RPKs as a percentage of total RPKs for the years ended March 31, 2006 and 2005 was 2.8 per cent and 3.2 per cent respectively.

The Company believes that the displacement of revenue passengers by those travelling on frequent flyer awards is minimal based on the low percentage of frequent flyer RPKs to total RPKs and the Company’s ability to manage frequent flyer capacity.

Property, Plant and Equipment

The Group has a net book value of approximately £7.9 billion in aircraft, property, equipment and other tangible assets as at March 31, 2006. Depreciation is calculated to write off the cost, less the estimated residual value, on a straight-line basis. Changes to the Group’s policies relating to the revaluation of assets, estimation of useful lives, residual values or other policies could have a material effect on the presentation of the Group’s financial position and results of operations. Further information relating to the Group’s accounting for property, plant and equipment is provided in Note 2 to the Financial Statements.1

The carrying value of tangible assets is reviewed for impairment at least annually and when events or changes in circumstances indicate the carrying value may not be recoverable.

Goodwill and other intangible fixed assets

Under IFRS goodwill is capitalised and tested for impairment annually and when events or changes in circumstances indicate the carrying value may not be recoverable.

Intangible assets with finite lives continue to be capitalised and amortised over their useful economic lives. The Group’s landing rights have definite useful lives over which the cost is amortised. The carrying value of finite-lived intangible assets is reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable.

Changes to the Group’s valuation methods used for the purposes of impairment review or estimation of useful economic lives for finite-lived intangible assets could have a material effect on the presentation of the Group’s financial position and results of operations.

Employee benefits

Accounting for pensions and other post-retirement benefits involves judgement about uncertain events including, but not limited to, discount rates, life expectancy, future pay inflation, expected rate of return on plan assets and expected health care cost trend rates. Determination of the projected benefit obligations for the Group’s defined benefit pension schemes and post-retirement plans are important to the recorded amount of benefit expense in the income statement and valuation of the balance sheet.

Under IFRS, actuarial valuations on pension schemes are required to be carried out at least annually. These determine the expense recorded in the income statement, the liability recognised in the balance sheet and unrecognised in the pension ‘corridor’. Details of the assumptions used are included in Note 31 to the Financial Statements.

Financial instruments and derivative instruments

The Group has elected under IFRS 1 to apply IAS 32 – ‘Financial Instruments: Disclosure and Presentation’ and IAS 39 – ‘Financial Instruments: Recognition and Measurement’ effective from April 1, 2005.

Under IAS 39 financial instruments are recorded initially at fair value. Subsequent measurement of those instruments at the balance sheet date reflects the designation of each financial instrument. The measurement of fair value is based on market observable data, where such information is available, or alternative valuation methods that can involve the use of judgements and estimates.

Gains and losses on derivative financial instruments designated as cash flow hedges and assessed as effective for the period, are taken to equity in accordance with the requirements of IAS 39. Gains and losses taken to equity are reflected in the income statement when either the hedged cash flow impacts income or its occurrence ceases to be probable. As a result of the requirement to measure the effectiveness of the hedging instruments, changes in market conditions or the Group’s hedging strategy can result in the recognition in the income statement of unrealised gains or losses on derivative financial instruments designated as hedging instruments. During financial year 2006 derivatives were generally found to be effective. The only ineffectiveness related to fuel hedges where the unrealised profit being recognised in the income statement for ineffective hedges was £19 million compared with a recognised realised hedging profit for 2006 of £303 million.

1 In relation to US GAAP, there has been one change of accounting policy which is explained in the following terms in Note 36 to the financial statements in the Annual Report on Form 20F which reads as follows: “Under IFRS the Group has applied the component based approach of IAS 16 “Property, Plant and Equipment” for tangible assets. This resulted in a change in accounting policy for the costs of major engine overhaul as compared to the accounting previously applied under UK GAAP. Previously, under UK GAAP, the Group had expensed these costs as incurred, but under IAS 16 these costs are capitalised at the time of expenditure and amortised over the period between major overhauls. As of April 1, 2005, the Group changed its US GAAP accounting policy for major engine overhaul from ‘expense as incurred’ to ‘capitalise and amortise’. This change represents a change in accounting principle as defined by APB No. 20 “Accounting Changes”, and a cumulative effect adjustment is recorded in the 2005/06 Income Statement. The Group changed its accounting policy under US GAAP because it believes the new policy results in a better matching of revenues and expenses.”

KEY PERFORMANCE INDICATORS

The Company’s Key Performance Indicators (KPIs) are derived from the success measures in the ‘BA Way’ and the performance criteria in the Remuneration Plans. These are detailed below.

1. Profitability/Operating Margin

Operating margin is defined as Operating Profit/(Loss) divided by Revenue expressed as a percentage and is the key measure of financial performance in the Company. The central corporate financial target approved by the Board under the FSAS review and subsequent business plans is an average operating margin of ten per cent per annum across the business cycle.

The Group achieved an operating margin of 8.3 per cent in financial year 2006, up from 7.2 per cent in 2005. This is still short of the rate of ten per cent that the Group has set itself as a target to deliver an adequate return to shareholders over the long term.

2. Customer Advocacy

Customer Recommendation has been introduced alongside operating margin to provide an improved focus on this key area using an objective and measurable customer service metric. The Company measures Customer Recommendation of British Airways through our Global Performance Monitor (GPM) survey, an on-board customer survey augmented by a follow-up telephone survey that picks up the arrival elements of the customer’s journey. The survey is carried out on approximately 50,000 customers each month. The data is subject to auditing and checks by GfK NOP, the independent Market Research company who run the survey on our behalf, to ensure its accuracy and independence. The Customer Recommendation measure is based on the percentage of customers who, when surveyed, would highly recommend British Airways to friends, family or colleagues. The Company believes this measure provides an important linkage between customer experience and future profitability. The target in 2005/06 was that 65 per cent of customers are extremely likely or very likely to recommend the Company.

Customer Recommendation is driven by two factors: whether a customer is satisfied with their experience with the airline and whether they think it is good value for money. This year’s results were 61 per cent Highly Recommend. This figure was heavily impacted by the disruption to our customer experience in August, 2005 resulting from the industrial action at Heathrow. The key elements of the journey that need focus on to improve customer recommendation are the operational basics (especially punctuality and baggage delivery), providing a speedy departure experience through the terminal and providing a quality onboard experience, including from Cabin Crew, catering, cabin environment and in-flight entertainment.

3. Safety and Security

The Company places the utmost importance on ensuring the safety and security of its customers and employees in the air and on the ground. The Company works continuously to ensure that its customers are safe and secure and its record has been consistent with that objective.

The target for safety and security is that 95 per cent of customers feel safe with the Company. Clearly the Company aims to be 100 per cent safe – no other target is acceptable. However, in setting targets for measuring the perception among people who fly, the Company has acknowledged that some passengers do not enjoy air travel, even if they are experienced or frequent flyers.

External events beyond the control of the airline, such as terrorism and war, impact customers’ perceptions of safety, as do events that we control, such as a strike or well-publicised disruption.

The current results for this measure are that 90 per cent of flyers surveyed in the UK claim to feel safe with the Company. The Company believes that result was adversely affected by the impact of the disruptions last August.

The measurement of customers’ perception of safety for the Company and other carriers comes from the UK Brand Tracker survey. This is an online survey conducted with approximately 400 flyers in the UK each month. During 2005/6, the independent Market Research company, IPSOS, conducted this survey for us.

A number of high profile incidents across the world have been reported in the year and these can influence individual customer perception.

The events in London last July show that terrorists continue to evolve in both how and where they attack. The Company continues to work with UK and overseas governments to ensure that our counter measures are appropriate to the prevailing threat. A team of dedicated security experts frequently visit all airports that the Company operates from in order to evaluate security standards and, where required, implement supplementary measures. If security standards could not be brought up to a sufficiently high standard the Company would cease operations to that destination.

Safety is an integral part of the business with all departments being actively involved in searching for improvements. The Company works closely with its oneworld and franchise partners to develop prevention strategies that enhance its safety and drive industry best practice. Despite the industry being extremely competitive the Company prides itself on having an open relationship with respect to sharing safety data. This approach allows it to force the pace of change in certain sectors to the benefit of all.

During last year the Company has further evolved its safety and quality management systems as the organisation has changed to meet the changing economic demands of the airline industry. Its safety and security review committees have been streamlined to provide greater clarity for reviewing every aspect of the operation. A number of its key customers have also been taken through this process to explain how the Company manages all aspects of safety and security, with very encouraging feedback.

In the coming financial year, the Company will begin the process of obtaining IATA Operational Safety Audit (IOSA) accreditation, which is a key element of IATA’s six point safety plan for the airline industry. The Company is a founding member of the IATA development committee which has produced this new standard which aims to raise airline safety standards across all operators.

4.	Respected Company

The target for ‘Respected Company’ is that 80 per cent of community, social and environmental stakeholders respect the Company. The Company aims to be respected by these groups for the way in which it deals with them and with the issues affecting them. Research is conducted by an independent Market Research agency, Opinion Leader Research, with 100 community stakeholders from the following groups:

•	Politics/Government,

•	Policy and Non-profit organisations,

•	the Media,

•	Environment and sustainability groups,

•	Local authorities and community groups around Heathrow,

•	Groups representing minority interests,

•	London and South East economic development organisations.

The research in August, 2004, concluded that 74 per cent of our community stakeholders respect the Company. The follow on study in August, 2005 concluded that 83 per cent of our community stakeholders respect the Company.

5.	Employee Motivation

The fifth and final ‘BA Way’ goal for the year 2005/06 related to employee motivation. The target here is that 75 per cent of employees feel motivated to deliver the Company’s business goals. An employee research programme, called the Employee Feedback Programme (EFP), conducted by the independent research agency, MORI, began in November, 2004. It was clear from the first survey and from subsequent work that scores for employee motivation vary markedly across the business. During the year, the Company launched a major awareness campaign designed to inform employees about the consequences of the pensions deficit and its implications for the members of NAPS. The decision was made to defer testing and the next full census survey of all employees will be conducted in Autumn 2006.

Again this online survey will be conducted and hosted by MORI, with full respondent anonymity guaranteed.

The review of the ‘BA Way’ which was already underway at the time of this Report is likely to result in changes to this measure based on the new work carried out in conjunction with MORI.

6.	Key Performance Indicators in Incentive Plans

The incentive plans designed by the Remuneration Committee use the following additional measures to assess and incentivise management’s performance.

Total Shareholder Return (TSR) measures the financial benefits of holding a company’s shares and is determined by share price performance along with any dividends which are paid. For the purposes of the Long Term Incentive Plan (LTIP), the Company’s TSR was compared to the TSR of the FTSE 100 group of companies. In relation to the conditional award made under the scheme on June 9, 2003 which measured TSR over the three financial years commencing April 1, 2003, the Company was the 13th highest performing company out of the 93 FTSE 100 companies remaining for the performance period April 1, 2003 to March 31, 2006. This placed the Company on the 86th percentile.

The LTIP was replaced by the Performance Share Plan (PSP) in 2005. For the purposes of this scheme, the Company’s TSR is measured against a comparator group of airline companies over a single three-year performance period which begins on April 1, prior to the award date. Full details of the scheme are given in the Remuneration Report.

For the year 2005/06 only, the annual bonus plan for senior executives also included performance against the Terminal 5 Transition Programme, known internally as ‘Fit for 5’, as a performance condition. After assessing performance on the hard measures and taking into account the progress made during the year, the Remuneration Committee judged the performance to be ten out of a possible 25.

The Company believes that its Key Performance Indicators must remain relevant to the needs of the business and they will therefore be subject to refinement from time to time in accordance with the needs of the business. As mentioned above, the ‘BA Way’ is being reviewed and the Key Performance Indicators may be changed accordingly.

OUTLOOK

The airline market in the United Kingdom remains fiercely competitive. No frills carriers continue to consolidate their presence in European markets, and now account for more than a third of all shorthaul flights from London’s airports. As a result, the Company has seen its share of passengers in the United Kingdom shorthaul market fall from more than 30 per cent in 1998 to below 20 per cent in calendar year 2005. Even among business travellers, corporate cost consciousness has allowed no frills airlines to carry an increasing share of the market, and the proportion of business travellers flying in the premium cabins of the network carriers, such as British Airways’ Club Europe, has continued to decline. Longhaul services also face vigorous competition. As the market recovers, competitor airlines are beginning to order new aircraft and start new intercontinental services. In particular, Middle East carriers are undertaking rapid expansion of their hubs. Ailing American carriers have been able to offload costs under the protection of the United States Chapter 11 bankruptcy laws.

Despite the challenging market conditions, the Company’s total revenue is expected to increase in 2006/07. But there are also major cost headwinds – particularly in terms of fuel costs. The Company’s business plan for the two years ending March, 2008 identifies four priority areas. First, the Company needs to continue to reduce its cost base to ensure it is competitive in the global airline market. Second, the Company is making targeted investment in products and in training for employees. This includes investment in the air and on the ground, where the Company is applying new technology (such as online check-in) to ease the travel experience and speed passengers through the airport. It also includes a renewed focus on training and employee engagement. Third, is ‘Fit for 5’ – being ready to move to Terminal 5. Fourth, the Company needs to prepare for future growth, as long as it remains on track to meet its target return of ten per cent operating margin.

The Company’s growth plans, however, hinge on infrastructure development at our Heathrow base. The Company is working to support the plans for future development laid out in the 2003 White Paper, “The Future of Air Transport”. This recommended the building of a third runway at Heathrow, and consideration of better use of the existing runways at Heathrow by ‘mixed mode operations’. Mixed mode – enabling airlines to use each runway for both take off and landing – would add to runway capacity over the longer term and in the short term it could also reduce congestion and delays. The Government is working with key stakeholders to establish the environmental implications of this expansion, through its Project for the Sustainable Development of Heathrow. The Company is actively contributing to this work, particularly through the monitoring and modeling of the impact of aircraft on local air quality.

PRINCIPAL RISKS AND UNCERTAINTIES

This section describes some of the risks which could affect the business operations and results of the Group. There may be others (see also the cautionary statement regarding forward-looking statements contained in the inside front cover).

The commercial airline industry is highly competitive and the market for air travel has experienced, and will continue to experience, significant structural change. Further, the Group’s future performance is likely to continue to be subject to a variety of factors over which the Group itself has little or no control including, by way of example only, governmental regulation whether domestically within the United Kingdom, within the European Union or worldwide, fluctuations in the price of jet fuel, acts of terrorism, changes in economic conditions, the availability or otherwise of financing and fluctuations in currency and interest rates. The Group’s results may also be affected by information technology risks as well as by the uncertainties inherent in labour relations and the uncertainty of pension costs. There may well be other risks which emerge from time to time including war, changes in liquidity and capital resources and restrictions in the availability and scope of insurance.

Factors Generally Affecting Commercial Strategy & Performance

Planned move to Terminal 5

In 2008, the Company expects to move the majority of its operations into Terminal 5 at Heathrow. The construction of Terminal 5 is one of the largest construction projects in Europe. This project and the planned move bring with them significant risks and challenges, including completion risk, risks associated with moving and risks associated with starting operations in a new facility, such as building, moving and operating.

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

Alliances, Franchise & Subsidiary effectiveness

Controlled consolidation in the aviation industry has proven difficult to obtain. Accordingly, Alliances, Franchises and Subsidiaries are used to expand the Group operation but necessarily control is or can be looser than in the case of mainline operations.

Certain business disruption risks

Loss of systems – infrastructure/data

The Group is substantially dependent on IT systems for delivery of its functions. It believes its IT systems and the systems provided by third parties to be reliable and well protected but they require regular updating and maintenance and are under constant threat from hackers/viruses.

Security

The Group believes its operations to be safe and secure but security matters have in the past and have the potential in the future to disrupt the business on temporary or longer term grounds.

Supplier failure

The Group is dependent on third parties for important aspects of its operation. It is essential that critical supplies should be maintained; if this were not so operations would be disrupted and the business and results would suffer.

Fleet grounding or restriction

The Group operates a number of aircraft types. An accident or discovered defect even where this applied to another airline, could ground significant portions or all of the fleet.

Insurance Market failure

After the events of September 11, 2001, there was a market failure of the airline insurance market in the UK. It is possible that a further failure could occur, either wholly or in part.

Constrained operating infrastructure

Most UK airports, and Heathrow in particular, are constrained and operating beyond their build capacity. This can impair operations and adversely affect the business and its results.

Health concerns, epidemics and pandemics

Epidemics (e.g. SARS) and pandemics as well as other health risks may occur and would be beyond the Group’s control. Health concerns are one of the factors that can adversely affect demand for air travel. For example, in the Spring of 2003, an outbreak of SARS caused concerns among many travellers about the spread of the disease and related health issues. This resulted in a decline in demand for certain of the Group’s routes, most notably in routes involving the Far East. Future health concerns that affect the demand for air travel generally, or the demand for air travel involving a geographic area, could have an adverse affect on the Group’s operations and financial results.

Loss of key buildings/airport infrastructure

Loss of access to or function of key infrastructure components such as terminal and hangar facilities would disrupt the business.

Factors that could increase operating and other costs

Pensions shortfall

There is a substantial deficit in the Group’s pension funds and a high degree of uncertainty regarding future funding needs. The introduction of a Pension Regulator and a Pension Protection Fund in the UK is expected to increase costs.

Operating costs

Operating cost increases are frequently outside the Company’s control, and can have a significant impact on the results of operations.

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

Fleet maintenance and modernisation

It is essential to the Group’s strategy that it maintains a high-quality fleet and this requires funds sufficient to support the upgrade and replacement of aircraft. The Group’s ability to follow this strategy would be jeopardised if the trading climate were to deteriorate substantially.

Market power and importance of suppliers

In some areas it is difficult for the Group to spread its risk by sourcing from many alternative suppliers.

Political restrictions

Route rights and landing rights are often determined by the country of destination. If permissions are withdrawn the operations would be impaired and the business and results could be adversely affected.

Risks to reputation/public confidence

Corporate Governance/Corporate Responsibility

The Group has detailed corporate governance and corporate responsibility programmes. Were they to fail, reputation and public confidence could be damaged.

Adverse publicity

Whether justified or not, adverse publicity can damage public confidence which in the end can damage the Company’s business and results.

Inadequate crisis management

If a crisis arises, the Group’s future business and results are likely to be substantially affected by the quality of its response to the crisis.

Legal & Regulatory risks

In certain areas, the Group relies on tailored compliance programmes for appropriate groups of employees to ensure that it meets its regulatory obligations.

Failure to comply with applicable new or changed laws, regulations or governance standards or new or changed regulatory interpretation thereof may harm the business or the Company’s reputation. Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure causes and may continue to cause uncertainty for companies affected by them unless they are or become sufficiently certain. Continuing uncertainty regarding compliance matters and higher costs of compliance could result from ongoing revisions to such laws, regulations and governance standards.

In particular, the essential work necessary to achieve compliance with Section 404 of the Sarbanes-Oxley Act of 2002 to which the Company is subject by virtue of its listing on the New York Stock Exchange is continuing and, as disclosed on page 5, an analysis of all the requirements for Section 404 compliance has been completed and required remediation projects are underway. Failure to achieve compliance in a timely fashion, or to maintain compliance once achieved, with Section 404 could harm the business or the Company’s reputation.

Employment law

Worldwide and within the UK, labour activities and the balance between workers’ rights and shareholders’ interests is in flux. Increased labour activity or adverse labour market regulation could damage the operations and results of the Group.

Industry regulation

Worldwide and particularly in the UK, the airline industry is being increasingly regulated both directly and indirectly. Such regulation, including environmental regulation, does not generally enhance business or financial results and, accordingly, further increases in regulation could be damaging.

Competition law

Competition law which constrains consolidation opportunities may restrict the Group’s ability to compete effectively in the marketplace.

National/International law

The Group operates under a large and complex body of national and international laws and regulations. Were these to cease to allow it to operate in any particular way or on any particular route, the Group’s business and results could be damaged.

In certain cases, the regulatory requirements of the US (and other governments) conflict with EU rules applicable to the Group.

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

Workforce/Health and Safety considerations

Industrial relations

The Group has a large unionised workforce. Collective bargaining takes place on a regular basis. A breakdown in the bargaining process could disrupt our operations and adversely affect our business and results.

Manpower levels/skills

The Group operates a highly technical business; if sufficient technically qualified staff from pilots to engineers and many others cease to be available, operations and results could be adversely affected.

Health & Safety at work

The Group operates in a confined environment carrying out difficult and specialist tasks 24 hours a day, 365 days a year. A major incident affecting the health and safety of staff would disrupt the operations of the Group.

Internal control

The directors are responsible for the Company’s system of internal control, including internal financial control, which is designed to provide reasonable, but not absolute, assurance regarding: (a) the safeguarding of assets against unauthorised use or disposition, and (b) the maintenance of proper accounting records and the reliability of financial information used within the business or for publication.

Risk approach

The Company has put in place a structure and process to facilitate the identification, assessment, and management of risks.

Each of the Leadership Team directors (detailed on page 2) has appointed one of his direct reports as the directorate’s Risk Leader. The role of the Risk Leader is to identify and manage risks for the directorate, co-ordinating risk management activity within it and ensuring that risk is on the agenda at his/her director’s team meetings.

The ten Risk Leaders meet quarterly under the chairmanship of the Head of Risk Management. This meeting provides an opportunity to discuss risks which are cross departmental in their impact and which, therefore, must be managed by a number of people throughout the organisation under the auspices of the risk owner who is overall accountable for ensuring the risk is managed effectively. The Risk Leaders will also make recommendations regarding the management of risks or changes in process or structure to the Risk Group, to which it reports.

The Risk Group, chaired by the General Counsel, currently consists of seven of the Leadership Team directors and the heads of internal control and risk management. It provides policy and guidance to the Risk Leaders, reviews the Company’s key risks and will make decisions about risks identified by the Risk Leaders where there are options as to how the risk may be managed. It also ensures that the business plan is aligned with the Corporate Risk Register. This group will be expanded in future so that it includes all of the Leadership Team directors and will conduct its business as part of Leadership Team Strategy Days. The frequency of meetings will remain as quarterly.

A Risk Finance Group, which in future will be chaired by the Head of Risk Management, supports both the Risk Leaders and the Risk Group by advising on matters relating to the Group’s wholly owned insurance company, the Company’s risk appetite and risk transfer.

The Risk Group reports bi-annually to the Audit Committee. Each report outlines the principal activities of the Risk Group during the period including developments it has been responsible for as well as reporting on the Company’s key risks to aid the Audit Committee and the Board in their efforts to assess and manage risk in accordance with the revised guidance for Directors on the Combined Code (October, 2005).

The roles of Risk Leaders, the Risk Financing Group and the Risk Group are defined by Terms of Reference in each case.

The management of each major area of corporate risk is subject to audit by an appropriate body. For example safety risks are audited by the Board’s Safety Review Committee and security risks by the Corporate Security Board. Changes to the risk register are made in accordance with the audit body’s decisions. Each key risk is subject to review in this way at least once per annum.

The risk management process, including the corporate risk register, is managed by a small team, reporting to the Head of Risk Management. This team also provides training and guidance where required on risk management generally and the Company’s process and structure specifically and provides secretarial services to the Risk Leaders and Risk Group and facilitates the auditing of risks at the relevant audit body risk review meetings.

The Risk Register

Usually, Risk Leaders are sufficiently close to the business activity in the Company in general and their Directorate in particular that they are able to capture any new or emerging risks or changes in the nature of any existing risks. Nevertheless, any employee can alert any participant in the risk management process if they become aware of a risk that they believe has not been previously identified. Where a new risk emerges, the Risk Leader will raise the matter with his or her Director and, if appropriate, an owner is allocated. The Risk Leader then enters the risk detail on the departmental register and the central team updates the Corporate Risk Register and allocates an appropriate audit body.

The risk register can be presented in a variety of ways to enable its use as a business tool, for example, by total score, where the impact and likelihood are multiplied to reach a total score. Alternatively Risk Registers can be produced with risks sorted by audit body, directorate, or by grouping risks into six categories –Commercial Strategy & Performance, Business Disruption, Costs, Reputation & Public Confidence, Legal & Regulatory Issues and People Issues.

A register of key risks is also regularly reviewed by the Risk Group and by the Audit Committee. By reviewing such risks the Risk Group and the Audit Committee can assess whether such risks are being satisfactorily monitored and mitigated should their likelihood suddenly increase.

The Risk Register and other associated documents are classified ‘Confidential’ and as such, access to them is restricted to individuals on a ‘need to know’ basis. Access is controlled by the central risk management team in accordance with the Company’s systems access control policies.

RESOURCES AND RELATIONSHIPS

The ‘BA Way’ also underpins the Company’s corporate responsibility reporting. A fuller version of the following information is available on the website www.ba.com/responsibility

The BA Way in the marketplace

Customers

The airline puts its customers at the heart of everything it does.

Safety and security

The Company believes that excellent ground security is at the heart of achieving comprehensive security in the air and works very closely with all relevant airport authorities, government regulators and security and law enforcement agencies around the world. Our experienced team of dedicated security experts frequently audits every airport to which the airline flies. If any concerns emerge during the audit, we implement additional security measures to ensure that security levels in place are commensurate with our own high standards.

The Company promotes an open safety culture among all staff, who are encouraged to report incidents or concerns at every opportunity. It is only through the reporting of safety incidents that trends can be identified and new procedures put in place to enhance further the airline’s safety record.

The safety of our customers, staff and aircraft is absolutely paramount and will never be compromised. Even the most minor incident is reported to and assessed by senior managers.

Monitoring customer satisfaction

The Company monitors customer feedback on key stages of their flights each month, using a sample of passengers seated in particular positions throughout the aircraft. The findings are presented monthly to the Leadership Team. This mechanism ensures that where shortfalls are identified action is taken to address the issue.

A chart showing customer satisfaction is on page 23.

Customer advocacy

As detailed in the key performance indicators on page 23. Customer Recommendation is a key measure of customer satisfaction for the airline. For the year under review, a number of areas scored particularly highly in customer satisfaction ratings, however, there are some areas where customers say the airline must improve. The key issue for customers is making sure flights depart on time, especially at Heathrow.

•	customers rate cabin crew highly, with 83 per cent of passengers saying they were extremely or very satisfied with the service they received from cabin crew (against a target of 83 per cent);

•	overall satisfaction with booking on ba.com was 83 per cent, with leisure travellers and customers aged 55 and over rating ba.com particularly highly;

•	overall customer satisfaction with flight departure was 43 per cent in February, 2006.

www.ba.com

The Company’s website is central to its plans to make travelling with the airline easier for customers.

ba.com receives more than 20,000 visits every hour – roughly three times as many people as fly with the airline. Online bookings now account for 25 per cent of the Company’s total bookings worldwide. The website is designed to provide customers with an extensive range of services including up-to-

the-minute information on flight arrivals and departures, the ability to check-in, allocate seats and print their boarding cards, order special meals, book hotels and car hire, manage their Executive Club accounts, search for information on the destination they are visiting and find advice on wellbeing before, during and after their flight. Customers can also make enquiries and complaints via ba.com and, if necessary, trace any late-arriving baggage. Refinements to ba.com during the last 12 months include:

•	enabling customers travelling to America to enter the Advance Passenger Information data required by the US authorities before arriving at the airport;

•	extending the availability of online boarding passes to 180 routes;

•

allowing customers to pay for tickets with credit cards billed in a country other than the original departure point, and to book up to six sectors – for example, for round-the-world trips - in one transaction.

‘It’s About Time’

To deliver improved customer service the airline acknowledges that it must also deliver better punctuality. ‘It’s about time’ is the name given to the airline’s drive on punctuality, introduced at the end of 2005. Significant focus is being placed on getting each day off to a good start. The ‘First Wave’ plan stresses how vital it is that the first services of the day leave on time to prevent knock-on delays disrupting the later schedule.

In-Flight product development

The Company offers one of the airline industry’s most extensive ranges of in-flight cabins across its longhaul and shorthaul networks. It is one of only two international airlines to offer four cabins on longhaul flights and remains firmly committed to providing an economy and business class cabin on its mainline shorthaul operation. It means the airline can offer a quality service and value-for-money fares for all customers.

In-flight entertainment

The airline announced plans in 2005 to carry out a major upgrade of the airline’s in-flight entertainment systems in all longhaul cabins. The introduction of ‘audio-visual on-demand’ means that customers can select a programme, film or music channel and stop or pause as they wish during the flight, depending on whether they want to rest, eat or work. The initiative, to be implemented from Summer 2006, will give customers more choice and greater flexibility by giving them control over what they watch and when.

A new training programme for our cabin crew, the ‘Premium Academy’, was introduced in November, 2005 focusing on quality of service style and consistency of delivery.

Customer relations

The airline has focused heavily during the last three years on improving service and interaction with customers who experience service failures. Customers’ overall satisfaction levels with the way in which complaints were handled rose from 50 per cent to 65 per cent. Satisfaction with staff professionalism has almost doubled in the last two years to 60 per cent. Customer satisfaction for the timeliness of responses to complaints also increased significantly from 30 per cent to 55 per cent. In part, this reflected a rise in the proportion of responses sent by email this year – from 15 per cent to 25 per cent.

SMS alerts

Unfortunately, from time to time flights are disrupted. Following a successful trial, we introduced this year an SMS messaging system to alert customers if their flight is delayed or cancelled. Customers who register their mobile phone number on ba.com will receive a message to alert them to any changes to their flight.

Executive Club

The Company’s customer loyalty and reward programme, the Executive Club, has been running for 20 years. It is designed to recognise the airline’s most regular and valuable customers and rewards them by giving them frequent-flyer points (BA Miles), priority check in, access for Gold and Silver members to 250 airport lounges worldwide, flight upgrades and special offers. Results from a trial of 1,000 Executive Club members showed that satisfaction rose by 14 per cent among those members who received this more personalised service.

Baggage

Sometimes luggage goes missing or does not travel on the same flight as its owner. Understanding the inconvenience that this causes customers, the airline has implemented a number of initiatives that help customers track and recover their bag more easily. In North America, for example, a dedicated baggage helpline has been set up so customers can access specific assistance rather than rely on airport general customer service teams who may not be able to give baggage inquiries consistent priority.

Lounges

In July, 2005, a new Molton Brown spa was opened in the Terraces Lounge at New York’s JFK airport. A major refurbishment of lounges in India took place in 2005, and an overhaul of lounges in Heathrow’s Terminals 1 and 4 was completed in March, 2006.

Health

The information and advice on air travel and health provided for customers on the Company’s website has been simplified to make it clearer and more easily understood, with links to recommended external websites providing more detail. Health information provided to passengers through onboard announcements, video and in-flight magazines has also been reviewed.

The Company maintains a health service whose responsibilities include the analysis of health-related issues for passengers and staff and the provision of advice to the Group on appropriate measures to take in response to such issues. British Airways Health Services remains constantly vigilant to the threat of emerging diseases. Experts in communicable diseases have warned of the risk of a pandemic flu outbreak and the airline has set up a contingency planning group to address this specific risk. Members of the group are working with government and non-government organisations, including the World Health Organisation (WHO), UK Government and IATA, to ensure a coordinated response.

Heathrow capacity

To ensure Heathrow airport offers customers a global network of direct routes comparable with hubs in Continental Europe, the Company strongly supports the sustainable development of the airport’s capacity.

In 2005/06 the Government and BAA have continued with preliminary studies related to the proposals of the 2003 Air Transport White Paper to build a third runway at Heathrow (subject to meeting environmental conditions) and to consult on full use of Heathrow’s existing runways. The Government is committed to producing a report on progress on implementation of the White Paper by the end of 2006.

The Company is actively contributing to these projects for the sustainable development of Heathrow by:

•

responding in detail to BAA’s consultation on a draft interim master plan for Heathrow, and supporting proposals that protect local property values in areas potentially affected by Heathrow’s third runway;

•

participating in ‘Future Heathrow’, a broadly-based campaign embracing all the main Heathrow trades unions, and local and national business organisations seeking Heathrow’s sustainable modernisation and expansion;

•

discussing with local authority representatives and regional organisations (including the South East England Development Agency and the London Development Agency) the strategies for local and regional plans that would best secure the potential benefits of Heathrow’s expansion for these areas. There is a major opportunity for Heathrow’s growth to underpin areas of West London that the London Plan is seeking to regenerate with the creation of many thousands more jobs;

•

promoting the case to reduce flight delays when Heathrow’s runway capacity is increased, as this would cut emissions and noise from aircraft that would otherwise be held on the ground before take-off and in a stack before landing.

The Company will continue fully to support the implementation of the Government’s policies for the sustainable development of Heathrow, for the unique benefits it can offer customers as the UK’s global hub.

Suppliers

Ethical procurement

In February, 2006 we tested an ethical procurement survey on our 50 main suppliers, covering health, safety, environment, diversity and labour standards as well as business continuity planning. We are now working to interpret the findings and to develop a strategy for improving standards where necessary.

Payment performance

We implemented a number of initiatives this year in order to improve our level of supplier payment performance to our target of 90 per cent (67 per cent on time payment in 2004/05). As a result our on time payment has increased to 78 per cent worldwide in March, 2006 (with 80 per cent on time payment in the UK). Initiatives are in hand to improve performance further in 2006/07.

Supplier performance

August, 2005 saw disruption to our worldwide flight operation following industrial action by the workforce at the airline’s primary Heathrow caterer, Gate Gourmet. The Gate Gourmet dispute resulted in some of our aircraft not being fully catered for a considerable period. Contingency plans had been put in place to minimise customer inconvenience during any such disruption and these worked well for an initial period. The consequences for the airline were, however, exacerbated by unlawful industrial action taken by some of the airline’s ground staff. The Company has now developed a supplier risk log, which proactively highlights key risk criteria against critical suppliers. The risks are monitored on a monthly basis allowing us time to mitigate the level of risk to our operations and forms part of the corporate risk governance process.

Terminal 5

Terminal 5 provides suppliers with opportunities to innovate processes and develop strategies to deliver good customer service. Terminal 5 is subject to specific environmental planning conditions, supplemented by joint BA and BAA initiatives to which each supplier must commit. These initiatives include reducing emissions by the procurement of new vehicles and equipment and reducing supplier journeys into the Terminal 5 site.

Payment policy

British Airways is a signatory to the Confederation of British Industry (CBI) code of practice on supplier payment and is committed to the payment of its suppliers to agreed terms. Further information in respect of this code can be obtained from the CBI at Centre Point, 103 New Oxford Street, London WC1A 1DU. The number of days’ purchases in creditors as at March 31, 2006 in respect of the Company is calculated in accordance with the provisions of the Companies Act 1985 and was 39 days (2005: 55 days).

The BA Way in the workplace

As discussed in the fifth of our key performance indicators (described on page 24), our employees are critical to the success of the Company. This section outlines some of the developments in relation to our staff.

Terminal 5 is bringing the ‘BA Way’ to life. The Company’s planning has one objective: to deliver the best airport customer service in the world. Customers want speed through the airport and punctual departure with their bags. The operation is designed to deliver these goals, using simple, safe and standard processes assisted by technology. The Company’s people want fulfilling and secure jobs, a good working environment, fair reward and personal development. The Company wants them to come to work, do the job well and be flexible. The move in March 2008 will be the largest in the Company’s history and is a once-in-a-lifetime opportunity to transform the travel experience for customers and working conditions for employees.

The Transition Programme is presently structured into workstreams covering safety and security, baggage and equipment, passenger preparation, employees, planning and control. Included in the workstreams is a focus on the cultural change required to make Heathrow a safer place to work and the requirement to ensure all passenger gate requests for seat, meal or other changes are dealt with prior to the passengers’ arrival at the airport in order to remove the adverse effect on punctuality. Another workstream is planning methods which will reduce waste including duplication of effort, queuing and unnecessary movement around the airport by both people and vehicles.

Diversity

The objective of the Company’s diversity programme is to ensure greater awareness of diversity issues (disability, age, race, religion, gender and sexual orientation) amongst all employees.

In 2005/06, some of our key activities included:

•	a new diversity training programme for managers has been designed and delivered;

•

an audit of work to enable compliance with the Employment Equality (Age) Regulations 2006 has been completed and an action plan developed. The Company participated in the Government’s consultation process and is embarking on a cultural change programme for employees;

•

the Company has been involved in a reclassification of the workforce to 2001 census standards. All employees have been asked to complete online information about their ethnic minority status and disability using the new diversity monitoring categories;

•	new diversity targets have been agreed in principle by our Corporate Responsibility Board and implementation will proceed in 2006;

•

the Company has signed up to a joint partnership with our four main trade unions as part of a national initiative led by Amicus and the Department of Trade and Industry aimed at eradicating workplace harassment and bullying. We are reviewing communication and training on all aspects of this issue.

The Company welcomes applications from people with disabilities and has a helpline number on ba.com to arrange any reasonable adjustments which may be needed, for example information in alternative format or extra time for tests. This also enables us to make adjustments to the workplace in advance of the employee taking up a position.

The Company works with our Disabled Employees Group and Occupational Health Department on disability issues, and makes reasonable adjustments for employees who may become disabled. If reasonable adjustments cannot be made for any reason, an alternative suitable role and re-training will be considered through our Careerlink redeployment service. Training for employees is increasingly provided online and accessibility to e-learning is constantly reviewed.

All front line employees are now being trained in disability awareness to increase their knowledge about disabled customers and employees.

Pension Fund

The Company’s New Airways Pension Scheme (NAPS) fund represents most serving UK staff, with just under 34,000 active members and 35,000 deferred members and pensions. The 2003 actuarial valuation showed a deficit of £928 million and, despite additional Company contributions since January, 2004, the deficit and cost of funding future service within the scheme are both expected to rise at the next actuarial review (March, 2006) due to lower long-term interest rates and increased life expectancy. For this reason the Company has proposed changes to future benefits within NAPS.

In October, 2005 the Company started a three-month face-to-face communications programme with staff, to ensure that all were aware of the background to the pensions issue. In March, 2006 the Company proposed that, subject to members agreeing to increase the retirement age, to lower the accrual rate, to cap pensionable pay awards in line with inflation and to lower the capping on pension growth in retirement, it would inject an additional £500 million into the NAPS pension fund. Discussions with the trustees, trade unions and workforce on this proposal are still proceeding.

Management reductions

In November, 2005 the Company announced a programme to reduce the number of senior managers in the business by 50 per cent and the number of middle managers by 30 per cent by March, 2008. The objective of this programme is to remove duplication and complexity, provide greater accountability and to reduce costs. The initial phase of this programme saw a 23 per cent reduction in senior managers by March 31, 2006.

Internal employment

As and when the Company has been downsizing its workforce, displaced employees below senior manager level have the option of moving to the Careerlink register through which the internal job market is managed so as to ensure that individuals who are displaced are considered first for any vacancies. Careerlink provides a pool of experienced employees who are available for redeployment but are also eligible for redundancy. During the financial year 2006, the number of people registered with Careerlink reduced to 62. A total of 119 people have found alternative roles within the business or decided to leave the Company.

Industrial relations

In Summer 2005 the Company received the backlash of the Gate Gourmet catering dispute when some of our ground support staff took part in unlawful industrial action affecting the operation at Heathrow for two days. An enquiry known as ‘Focus on Fact’ was launched to investigate the events leading up to the disruption. Two employees were dismissed and a third was suspended as a result. The cost of the disruption to the business was approximately £40 million.

Last year a programme for Company managers and Trade Union (TU) representatives called the Industrial Relations Change Programme (IRCP) was launched to reduce communication barriers and improve understanding. Over 1,800 managers and 220 TU representatives attended the workshops. Joint work will continue in 2006/07 to improve relationships.

Tribunal claims and outcomes

During 2005/06 the Group received new Employment Tribunal claims in respect of 39 matters and one breach of employment contract claim in the County Court. Of the 40 cases, the Company is the Respondent in 32 whilst the remaining eight cases were brought against BA Connect (2 claims), BA Maintenance Cardiff (5 claims), BA Clubs (1 claim) and BA Holidays (1 claim).

Eleven of the 40 cases are ongoing. Of the 29 other matters, the Company has won in Employment Tribunal in two cases and 13 cases have either been withdrawn by the complainant or struck out by the Employment Tribunal. Another 11 cases have been settled either with no payment or with a payment of no more than £5,000, whilst three cases were settled for a sum over £5,000.

Two of the ongoing claims are multi-claimant cases brought against the Company. The first of these (with 15 claimants) is a claim under the Sex Discrimination Act. This relates to the terms of employment applicable to employees whose roles have become redundant and whom the Company has redeployed to new positions.

The second multi-claimant matter is a claim relating to holiday pay entitlements under the Civil Aviation (Working Time) Regulations 2004. The claim is brought by the Transport & General Workers Union (TGWU) on behalf of all its members who are employed by the Company as ground staff. The exact number of claimants is yet to be confirmed by the TGWU but the Company estimates that this will be in the region of 10,076. The Company faced a similar claim in 2004 in respect of which it is waiting for the Court of Appeal to issue its judgement.

Absenteeism

A new absenteeism policy was introduced in October, 2004 when our absenteeism ran considerably above the industry average. The policy was reviewed during 2005/06 assisting us to approach our target of 10 days average absence per employee. The average stood at 10.5 days in January, 2006.

Training

The British Airways Training Department delivers in excess of 200,000 training days per annum worldwide. The majority of our expenditure is on mandatory and job essential training to ensure that we continue to meet our objective of being the safe and secure airline of choice. More than a third of all training is now available online, reflecting the need for cost-effectiveness. Terminal 5 will be a focus for the training team during the next two years. By February, 2008 over 5,000 Heathrow-based staff will have received training in preparation for the opening of the new terminal.

Recruitment

The Company aims to ensure that it attracts sufficient numbers of people, at the required standard to meet its external recruitment needs. Recruitment is closely monitored to ensure that it is only authorised if the Company is confident that the business need is critical, and there are no suitable internal candidates available. Despite this, the Company has recruited 2,300 people since April, 2005 from 41,000 applications. On average there are over 5,000 visits every day to our job website: www.britishairwaysjobs.com

Employee Involvement

An important part of our strategy is to continue our focus on Employee Involvement. The Employee Involvement initiative has created a foundation for developing new ways of communicating, managing and involving our people. During the past year, several hundred managers have been trained in communication and involvement skills in order to engage and mobilise our employees. A number of departmental sessions have been held to communicate business issues and invite ideas and debate. Leadership Team members have increased their visibility, meeting hundreds of people across the business.

Employee Reward Plan 2005/06

In 2004, the Board approved an Employee Reward Plan (ERP) for non-management grades, linked to the operating margin the airline achieves. The initial Board approval was to operate the ERP for two years. Financial year 2005/06 is the ERP’s second year. Managers and APPG grade are not included in the ERP. They have their own existing performance related bonus scheme linked to the operating margin and individual performance targets and ratings. This will incorporate an equivalent ERP element. The new arrangements mean that everyone can benefit from the Company’s future success as it seeks to work together to improve the business performance, measured by the operating margin achieved.

Health and safety

The Company is committed to creating a safety culture that uses behavioural risk management. It is engaged in a number of initiatives to reduce the risk of employees being injured at work. In preparation for the move to Terminal 5 the Company has contracted Marsh to assist in further improving the safety culture of the Heathrow ramp staff through the introduction of a Behavioural Risk Improvement programme – RAMPsafe. The overall aim of the programme is to reduce lost time, injuries, aircraft damage and vehicle damage and to enhance risk awareness on the ramp areas. It will also aim to improve communication of the safety message within all areas of the Company. Specific manual handling training is being provided to ramp staff. On completion of the training the Company expects to see a 25 per cent reduction in the risk of injury to ramp workers. Completion of training for the initial targeted population will occur in 2007/08. To complement the training initiatives the Company is also leading the industry in reducing the maximum permitted weight of a single piece of checked-in baggage.

Employee safety key performance indicators

Number of employee safety incidents by severity:

	Minor	Serious		Major	Fatal

2002/03	6,271	454		40	0
2003/04	5,677	405		22	0
2004/05	5,248	594		24	0
2005/06	5,461	741	*	15	0

* We are continuing to see a steady reduction in the number of major injuries. The rise in the number of serious injuries is attributed to changes in the way that injuries of this type are recorded. A “serious injury” is one that has the ability to cause an absence. With our focus on reducing absenteeism the accuracy of recording of injury severity has become even more important because absence associated with a work related injury is typically discounted from an employee’s absence record. Incidents are investigated and analysed for trends. There is no evidence to suggest that the increase in serious incidents reflects a reduction in the personal safety of our employees.

Number of 2005/06 fatalities, health and safety offences and enforcement notices issued:

Issue	Number

Fatalities involving BA employees or contractors at work	0

Health and Safety offences	0

Enforcement notices	0

Working days lost due to work related injuries for 2005 average 4,214 per month per 100,000 employees (see graph overleaf). The 2004 average was 4,300 days per month. The Health and Safety Executive has set a target for reducing the number of major injuries by ten per cent by 2010. The number of major injuries at the Company has now reduced from 40 since 2002/03 to 15 and we continue with our drive to reduce this number to zero.

Working Days lost from Work Related Injury
per 100,000 Employees

Our target is for the number of working days lost due to all causes of injuries to be reduced by 30 per cent by 2010 and the total number of major injuries to be reduced by ten per cent by 2010. (These are targets set by the Health and Safety Executive with the baseline set at 2001.)

The BA Way in the Community

The Company continues to be a member of both the London Benchmarking Group (LBG) and Business in the Community’s Percent Club. The LBG’s benchmarking model is used to assess the Company’s total contributions to the community. Business in the Community reported our total contributions for the financial year 2006 as £5.4 million (2005: £6 million). The Company’s direct charitable donations (cash donations to charity) for the financial year 2006 were £898,081 (2005: £830,000).

British Airways Giving Scheme saw 5,157 of current and retired United Kingdom employees donate £614,909 directly from their payroll to their chosen charities. The top charities were Cancer Research UK, High Flight, Sreepur Village Project, RSPCA and NSPCC.

In 2006, the Company supported 130 projects worldwide within five themed priorities: education and youth development, supporting employees, sustainable tourism, environment and heritage.

For more information see: www.ba.com/communityrelations

The BA Way in the Environment

The Company is committed to respecting the environment and improving its environmental performance. The Company focuses particularly on issues related to the direct impact of aviation on the environment – climate change, noise and air quality. In addition it seeks to ensure it minimises waste and makes efficient use of natural resources throughout its operations.

In 2005, the Company joined a cross-sectoral initiative to develop a strategy for the long-term development of UK aviation. The Sustainable Aviation Initiative includes commitments on key environmental challenges including limitation of climate change, noise and local emissions.

The Company is reducing the climate change impact of its aircraft fleet through investment in modern aircraft and operational measures to minimise fuel consumption. The Company’s aircraft fuel efficiency has improved by 27 per cent from a 1990 baseline and remains on target to meet its fuel efficiency target of 30 per cent improvement by 2010.

Aircraft fuel efficiency (index of fuel use per
Revenue Tonne Kilometre, 1990 =100)

The Company has participated in the voluntary UK Emissions Trading Scheme since 2002. Emissions of carbon dioxide from UK properties and domestic flights have reduced by 18 per cent compared to the 1998-2000 baseline. The Company believes it is the only major airline involved in emissions trading, and has sought to share its experience with the European Commission and ICAO as both organisations seek to promote the involvement of aviation in emissions trading.

Aircraft carbon dioxide emissions
(million tonnes)

In September, 2005 the Company added to its programme of initiatives on climate change by launching a voluntary carbon offset scheme available through ba.com. This offers customers the opportunity to invest in projects sponsored by Climate Care which reduce carbon emissions equivalent to those generated by their flight with the Company.

The Company continues to take steps to reduce the impact on local communities including reducing aircraft noise. More than 85 per cent of the aircraft fleet now meet the criteria for the new Chapter 4 international noise standard. The Company is also constantly reviewing its operating practices and this year has changed Boeing 777 landing settings at Heathrow and Gatwick to reduce noise. This change will be progressively rolled out to other airports.

Local air quality around airports is an increasingly important issue, particularly at Heathrow where future legal limits mean it could be a barrier to future expansion. The Company is working with the UK Department for Transport to help improve the measurement of the impact of aircraft on local air quality, including active involvement in the technical work as part of the Project for the Sustainable Development of Heathrow.

Road traffic is the major cause of air quality problems around Heathrow Airport, so the Company continues to look for opportunities to promote alternative modes of transport for its employees. In June, 2005, the Company published its second company travel plan ‘Towards T5’.

The Company launched a waste initiative in January, 2005 and set targets for waste minimisation and increased recycling. The focus on waste management has continued with additional initiatives and projects. In calendar year 2005, segregated recycling at Heathrow and Gatwick increased by nearly ten per cent and the proportion of waste at Heathrow and Gatwick disposed to landfill was three per cent less than the previous year.

Getting ‘Fit for Five’ is a key part of the Company’s current business plan. This includes ensuring its facilities and operating practices for Terminal 5 at Heathrow Airport helps the Company to achieve improved environmental performance. In particular the Company seeks to make progress in reducing noise and emissions, exploiting innovative design for energy, water and waste management, and maximising the use of sustainable resources.

Key environmental targets

The Company focuses particularly on the specific environmental impacts of aviation on the global atmosphere, and on local communities, through noise and NOx emissions which contribute to local air quality problems.

The Company continues to focus on best practice techniques to mitigate the noise and emissions impacts from its aircraft. Absolute levels of noise and emissions have, however, increased slightly as a result of the increased flying programme and improved aircraft utilisation supported by generally improved market conditions.

The Company remains on course to meet its target for a 30 per cent improvement in aircraft fuel efficiency in 2010 compared to a 1990 baseline. The Company’s fuel efficiency has improved by 27 per cent since 1990, equivalent to a saving of 55 million tonnes of carbon dioxide. In calendar year 2005, carbon dioxide emissions from its global flight operations increased slightly, reflecting increased aircraft utilisation.

Noise from its global flight operations has reduced by 30 per cent over the past five years as a result of investment in modern, quiet aircraft technology. In calendar year 2005, its noise indicator increased slightly, reflecting increased aircraft utilisation.

Total noise energy from British Airways aircraft
(million “Quota Count” equivalents)

The Company is revising its approach to the measurement of NOx in the light of the work carried out for the government-sponsored Project for Sustainable Development of Heathrow (PSDH). However, the Company has invested in an aircraft fleet which meets high environmental standards. More than three-quarters of its aircraft fleet (76 per cent) meets the highest global emissions standard (ICAO CAEP/4).

For more information see: www.ba.com/responsibility

RECEIPTS AND RETURNS TO SHAREHOLDERS

Dividend

The Board has again decided not to recommend the payment of a dividend. The Company last paid a dividend in July, 2001. The Board has indicated its intention is to resume the payment of dividends at an appropriate time.

Share Issues/Buybacks/Treasury Shares

The authorised Share Capital is unchanged, with a small change in the issued capital.

No authority has been sought from shareholders to conduct share buybacks.

The Articles of Association permit the holding of shares in Treasury but the Company is not able to operate such a scheme without first seeking the authority from shareholders to conduct share buybacks.

Capital Bond Conversion

The £320 million 9 ¾ per cent Convertible Capital Bonds 2005 issued in 1989 matured on June 15, 2005. On that date 47,979,486 ordinary shares were issued in exchange for 112,317,274 Convertible Capital Bonds on the basis of one ordinary share for every 2.34 Bonds held.

Shares and Shareholders

The number of shares issued and fully paid as at May 18, 2006 was 1,132,799,225. The increase over March 31, 2006 reflects the issue of new shares to satisfy a portion of the share options exercised under the British Airways Share Option Plan 1999.

Capital Structure

The number of shares allotted, called up, and fully paid on March 31, 2006 was 1,130,882,000 (March 31, 2005: 1,082,903,000). During the year, 10,602,000 shares were issued on the exercise of options under Employee Share Option schemes (2005: 2,026,000).

See Note 28 to the Financial Statements.

Exercise of share options

The following table represents shares exercised during the year under the British Airways Share Option Plan 1999.

	Group and Company

Number of shares ‘000s	2006		2005

Share options

Outstanding at April 1	47,114		42,274

Granted in the year	8,242		8,942

Exercised during the year *	(10,602)		(2,026)

Expired/cancelled	(2,707)		(2,076)

At March 31	42,047		47,114

Date exercisable	2006 – 2015		2005 – 2014

Price per share	157p – 394	p	157p - 465	p

Price range of options exercised during the year	157p – 321	p	157p - 262	p

* Part of the exercise of shares during the year was met through shares previously held by British Airways Employees Benefits Trustees (Jersey) Limited.

As at May 18, 2006 there were 232,863 shareholders (May, 2005: 236,786). An analysis is given below.

Size of shareholding	Percentage of shareholders	Percentage of shares

1-1,000	87.20	5.21
1,001 - 5,000	11.43	4.40
5,001 - 10,000	0.81	1.09
10,001 - 50,000	0.31	1.22
50,001 - 100,000	0.06	0.80
100,001 - 250,000	0.06	1.96
250,001 - 500,000	0.04	2.87
500,001 - 750,000	0.02	2.42
750,001 - 1,000,000	0.01	2.04
Over 1,000,000	0.06	77.99

	100.00	100.00

Classification of shareholding	Percentage of shareholders	Percentage of shares

Individuals	98.30	11.30
Bank or Nominee	1.37	85.70
Insurance companies	0.02	0.01
Pension trusts	0.01	0.69
Investment trusts	0.02	0.09
Other corporate bodies	0.28	2.21

	100.00	100.00

As at May 18, 2006 Barclays PLC have a non-beneficial interest in 9.98 per cent of the shares of the Company.

Treasury policies and objectives

The Board of Directors sets the Treasury policies and objectives of the Group, and lays down the parameters within which the various aspects of Treasury risk management are operated. The Board has approved a Treasury governance statement that outlines the Group’s policies towards management of corporate and asset financing, interest rate risk, fuel price risk, foreign exchange risk and cash and liquidity retention. The Treasury governance statement also lists the financial instruments that the Group’s Treasury function is authorised to use in managing financial risks. The governance statement is under on-going review to ensure best practice in the light of prevailing conditions.

Responsibility for ensuring that Treasury practices are consistent and compatible with the agreed governance statement is vested in the Finance Committee that is chaired by the Chief Financial Officer.

A monthly Treasury Committee, chaired by the Group Treasurer and Head of Investor Relations, approves risk management strategies and reviews major foreign exchange, fuel and interest rate exposures and actions taken during the month to manage those exposures.

Group Treasury implements the agreed policies on a day-to-day basis to meet the Treasury objectives in a risk averse though cost effective manner. These objectives include ensuring that the Group has sufficient liquidity to meet its day-to-day needs and to fund its capital investment programme and other investments; deploying any surplus liquidity in a prudent and profitable manner; managing currency, fuel, interest rate and credit exposures to minimise Group risk; and managing the Group’s relationship with a large number of banks and other financial institutions worldwide.

As part of its Treasury and fuel risk management programme, the Group selectively uses derivative financial and commodity instruments in order to reduce its exposure to fluctuations in market rates and prices. The Group uses derivatives only for the purposes of hedging identified exposures, where appropriate, and does not invest in derivatives for trading or speculative purposes. The instruments used include swaps, futures and forward contracts, options and collars in the currency, interest rate and fuel markets.

Foreign currency risk

The Group generates a surplus in most of the currencies in which it does business. The US Dollar can be an exception to this as capital expenditure, together with ongoing operating lease and fuel payments denominated in US Dollars, can create a deficit. In the year to March 31, 2006, the Group had more US Dollar payments than US Dollar revenues, principally as a result of its fuel requirements being purchased in US Dollars.

The Group can experience adverse or beneficial effects arising from exchange rate movements. For example, the Group is likely to experience an adverse effect from a strengthening in Sterling or the US Dollar and a beneficial effect from a strengthening of other foreign currencies. The Group seeks to reduce its foreign exchange exposure arising from transactions in various currencies through a policy of matching, as far as possible, receipts and payments in each individual currency. Surpluses of convertible currencies are sold, either spot or forward, for US Dollars or Sterling.

The Group has substantial liabilities denominated in Yen, which consist mainly of purchase option payments falling due under various Japanese leveraged lease arrangements maturing between 2006 and 2011. These purchase option payments total £714 million (Yen 146 billion) but of this £367 million (Yen 75 billion) has been refinanced and will be repaid over five years commencing on the original purchase option date. The Group utilises its Yen purchase option and debt repayments as a hedge of future Yen traffic revenues.

Forward foreign exchange contracts are used to cover near-term future revenues and operating payments in a variety of currencies. The Group had outstanding forward transactions to hedge foreign currencies as follows:

(£ million)	All Expected to Mature before March 31, 2007	2006 Notional Gain/(Loss)	2005 Notional Gain/(Loss)

To hedge future currency revenues against Sterling - Pound Sterling equivalents	152	(1)	1

To hedge future operating payments against US Dollars - US Dollars	428	5

To hedge future currency revenues against US Dollars - US Dollars	136	(3)	(2)

To hedge debt against Japanese Yen - Pound Sterling equivalents	10

The unrealised gain/(loss) on forward currency transactions has been calculated as the change in the marked to market value between inception and the reporting date.

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

At March 31, 2006 53 per cent of the Group’s gross borrowings (after swaps) were at fixed rates of interest and 47 per cent were at floating rates. This proportion of fixed rate borrowings has increased from 51 per cent at March 31, 2005.

The Group’s borrowings are predominantly denominated in Sterling, US Dollars and Yen. Sterling represents the Group’s natural “home” currency, whilst a substantial proportion of the Group’s fixed assets are priced and transacted in US Dollars.

The currency and interest rate mix of the Group’s gross borrowings is as follows:

	Expected final maturity date before March 31

(£ millions, except percentages)	2007	2008	2009	2010	2011	After March 31, 2011	Total	Fair Value	2005	Fair Value

Fixed rate principal (Pounds Sterling)	53	46	92	13	22	914	1,140	1,193	1,298	1,382

Weighted average fixed rate	8.4%	6.4%	8.9%	6.9%	6.4%	6.6%	6.9%		6.1%

Floating rate principal (Pounds Sterling)	32	34	126	458	29	719	1,398	1,398	1,704	1,704

Weighted average floating rate	5.0%	5.4%	5.0%	5.0%	5.2%	4.7%	4.9%		5.2%

Fixed rate principal (US Dollars)		138				159	297	289	275	269

Weighted average fixed rate		3.5%				5.4%	4.5%		4.5%

Floating rate principal (US Dollars)		(138)		15	100	555	532	532	571	571

Weighted average floating rate		4.6%		5.0%	5.0%	5.4%	5.5%		3.7%

Fixed rate principal (Japanese Yen)	65	107	62	280	178	22	714	714	756	756

Weighted average fixed rate	1.4%	1.2%	1.3%	1.3%	1.3%	1.3%	1.3%		1.3%

Floating rates of interest are based on LIBOR (London Interbank Offered Rate) and fixed rates of interest are based on the contract rates. Fair values of bank and other loans, finance leases and the non-Yen denominated portions of hire purchase arrangements carrying fixed rates of interest have been calculated by discounting the repayments which the Group is committed to make at the relevant interest rates applicable at March 31, 2006. Fair values of the Euro-Sterling notes and Euro-Sterling Bond 2016 are based on the quoted market values at March 31, 2006. The fair values of floating rate borrowings are deemed to be equal to their carrying values.

The Yen denominated portions of hire purchase arrangements carrying fixed rates of interest relate to the tax equity portions of Japanese leveraged leases which are personal to the Group, cannot be assigned and could not be refinanced or replaced in the same cross border market on a marked-to-market basis and, accordingly, a fair value cannot be determined. The carrying value has therefore been included as the fair value above.

As part of its Treasury risk management activities, the Company has entered into a number of swap agreements in order to hedge its direct exposure to interest rates. The majority of these swaps are embedded in lease and loan agreements. A smaller number of interest rate swaps are not associated with specific loans and leases and are disclosed below.

Single currency interest rate swap

Notional principal balance	$240 million

Termination dates	2008

- weighted average fixed rate payable	2.95% - 3.57%

- weighted average variable rate receivable	4.45% - 4.67%

Unrealised profit	£4 million

The unrealised profit on the interest rate swaps was calculated using discounted cash flow analysis, to determine the amount the Group would receive or pay to terminate the agreements.

Fuel price risk

The Group’s fuel risk management strategy aims to provide the airline with protection against sudden and significant increases in oil prices while ensuring that the airline is not competitively disadvantaged in a serious way in the event of a substantial fall in the price of fuel. In meeting these objectives, the fuel risk management programme allows for the judicious use of a number of derivatives available on the Over The Counter (OTC) markets with approved counterparties and within approved limits. Derivatives traded on regulated exchanges in London (the International Petroleum Exchange) and New York (the New York Mercantile Exchange) are also used.

Set out below are the outstanding fuel contracts at March 31, 2006, which all mature on or before March 31, 2008.

			2006	2005

	Expected to mature before March 31

	2007	2008	Total	Total

Swaps

volume (barrels millions)	4.8	2.0	6.8	7.1

- open acquisition value ($ millions)	382.7	97.3	480.0	282.0

- Unrealised gain ($ millions)	94.1	43.8	137.9	364.0

Collars

volume (barrels millions)	17.4	5.6	23.0	21.4

- open acquisition value ($ millions)	1,220.1	402.6	1,622.7	987.0

- Unrealised gain ($ millions)	182.0	32.2	214.2	159.0

Total

volume (barrels millions)	22.2	7.6	29.8	37.3

- open acquisition value ($ millions)	1,602.8	499.9	2,102.7	2,602.5

- Unrealised gain ($ millions)	276.1	76.0	352.1	523.0

- Unrealised gain (Sterling equivalent millions)	159.0	43.7	202.7	278.0

See Critical Accounting Policy on page 22.

Derivative financial instruments

The Company uses derivative financial instruments (derivatives) selectively for Treasury and fuel risk management purposes. The Group’s policy is not to trade in derivatives but to use these instruments to hedge anticipated exposures.

Forward foreign exchange contracts and collars are used to cover near term future net revenues in a variety of currencies. Forward foreign exchange contracts outstanding at March 31, 2006 are summarised in Note 27 to the Financial Statements.

The Group considers the purchase of interest rate, foreign exchange and fuel options as bona fide Treasury exposure management activities. It would not generally contemplate the opening of new exposures by selling options, except where the risks arising from selling the option are covered by other elements of the hedging portfolio or underlying physical position, for example, as a component of a collar. Other Treasury derivative instruments would be considered on their merits as valid and appropriate risk management tools and, under the Treasury governance framework, require Board approval before adoption.

As derivatives are used for the purposes of risk management, they do not expose the Group to market risk because gains and losses on the derivatives offset losses and gains on the matching asset, liability, revenues or costs being hedged. Counterparty credit risk is generally restricted to any hedging gain from time to time and is controlled through mark to market based credit limits.

Interest cover

The Group’s interest cover for the year ended March 31, 2006 was 5.8 times. The increase in interest cover from last year (3.8 times) reflects the improvement in the operating profitability of the Group and a reduction in net interest payable. This reduction principally reflects the lower level of net debt of the Group.

Off-balance sheet arrangements

As part of its Treasury and fuel risk management programme, the Group selectively uses derivative financial and commodity instruments in order to reduce its exposure to fluctuations in market rates and prices. The Group uses derivatives only for the purposes of hedging identified exposures, where appropriate, and does not invest in derivatives for trading or speculative purposes. The instruments used include swaps, futures and forward contracts, options and collars in the currency, interest rate and fuel markets.

Under IAS 39 financial instruments are recorded initially at fair value. Subsequent measurement of those instruments at the balance sheet date reflects the designation of the financial instrument. The measurement of fair value is based on market observable data, where such information is available, or alternative valuation methods that can involve the use of judgements and estimates.

Gains and losses on derivative financial instruments designated as cash flow hedges and assessed as effective for the period, are taken to equity in accordance with the requirements of IAS 39. Gains and losses taken to equity are reflected in the income statement when either the hedged cash flow impacts income or its occurrence ceases to be probable. As a result of the requirement to measure the effectiveness of the hedging instruments, changes in market conditions or the Group’s hedging strategy can result in the recognition in the income statement of unrealised gains or losses on derivative financial instruments designated as hedging instruments. During financial year 2006 derivatives were generally found to be effective. The only ineffectiveness related to fuel hedges where the unrealised profit being recognised in the income statement for ineffective hedges was £19 million compared with a recognised realised hedging profit for 2006 of £303 million.

Debt and other contractual obligations

The Group has amounts, excluding accrued interest payable, falling due under various debt and other contractual obligations as follows:

(£ millions)	Less than 1 year	1 - 5 years	More than 5 years	Total	2005

Long-term debt obligations	86	354	676	1,116	1,168

Capital lease obligations	393	1,421	1,151	2,965	3,324

Operating lease obligations	177	414	1,535	2,126	2,119

Total	656	2,189	3,362	6,207	6,611

See also Notes 24 and 27 to the Financial Statements.

Capital commitments

Capital expenditure commitments authorised and contracted for, but not provided for in the 2006 Financial Statements, amounted to £249 million for the Group (2005: £143 million), and £249 million for the Company (2005: £142 million), in each case as at March 31. The outstanding commitments include £222 million which relates to the acquisition of Airbus A320/A321 aircraft scheduled for delivery over the next two years. It is intended that these aircraft will be financed partially by cash holdings and internal cash flow and partially through external financing, including committed facilities arranged prior to delivery.

Liquidity

The Group maintained high liquidity throughout the year. Cash generated from operations together with continued low capital expenditure and the disposal of the London Eye for a net £78 million, allowed the Company to make scheduled repayments of £462 million and to repay £17 million of debt early whilst increasing year end cash balances. The Group continually reviews liquidity requirements.

At March 31, 2006 the Group had at its disposal short-term loans and deposits and cash at bank and in hand amounting to £2,440 million (2005: £1,682 million). In addition, the Group had undrawn long term committed aircraft financing facilities totalling approximately US$216 million, further general facilities of $420 million and Yen 75 billion and undrawn uncommitted overdraft lines totalling £60 million.

The Group’s holdings of cash and short-term loans and deposits, together with committed general funding facilities and net cash flow, are expected to be sufficient to cover the cost of all outstanding firm aircraft deliveries.

Surplus funds are invested in high quality short-term liquid instruments, usually bank deposits and money market funds. Credit risk is managed by limiting the aggregate exposure to any individual counterparty, taking into account its credit rating. Such counterparty exposures are regularly reviewed and adjusted as necessary. Accordingly, the possibility of a material loss arising in the event of non-performance by counterparties is considered to be unlikely.

OPERATING AND FINANCIAL STATISTICS (NOTE 1)

For the five years ended March 31, 2006

Total Group operations		2006	2005	2004	2003	2002

Traffic and capacity
Revenue passenger km (RPK)	m	111,859	107,892	103,092	100,112	106,270
Available seat km (ASK)	m	147,934	144,189	141,273	139,172	151,046
Passenger load factor	%	75.6	74.8	73.0	71.9	70.4
Cargo tonne km (CTK)	m	4,933	4,954	4,461	4,210	4,033
Total revenue tonne km (RTK)	m	16,105	15,731	14,771	14,213	14,632
Total available tonne km (ATK)	m	23,106	22,565	21,859	21,328	22,848
Overall load factor	%	69.7	69.7	67.6	66.6	64.0
Passengers carried	‘000	35,634	35,717	36,103	38,019	40,004
Tonnes of cargo carried	‘000	795	877	796	764	755
Frequent flyer RPKs as a percentage of total RPKs (Note 2)%		2.8	3.2	4.0	4.4	3.7
Revenue aircraft km	m	659	661	644	635	685
Revenue flights	‘000	368	378	391	413	492
Break-even overall load factor	%	63.0	64.3	63.6	63.9	65.0

Financial
Passenger revenue per RPK	p	6.10	6.02	6.30	6.58	6.67
Passenger revenue per ASK	p	4.61	4.51	4.59	4.74	4.69
Cargo revenue per CTK	p	10.10	9.73	10.38	11.50	11.98
Average fuel price (US cents/US gallon)		188.22	136.44	94.49	86.01	81.29

Operations
Average manpower equivalent (MPE)		47,012	47,472	49,072	53,440	60,468
RTKs per MPE		342.6	331.4	301.0	266.0	242.0
ATKs per MPE		491.5	475.3	445.4	399.1	377.9
Aircraft in service at year end		284	290	291	330	360
Aircraft utilisation (average hours per aircraft per day)		10.14	9.83	9.21	8.91	8.32
Unduplicated route km	‘000	627	623	657	693	814
Punctuality – within 15 minutes	%	75	76	81	76	81
Regularity	%	98.8	98.8	98.8	98.2	98.6

		2006	2005	2004*	2003*	2002*

Financial*
Interest cover (note 3)	times	5.8	4.1
Dividend cover	times	n/a	n/a
Operating margin (note 4)%		8.3	7.2
Earnings before interest, tax, depreciation, amortisation and rentals (EBITDAR)	m	1,701	1,581
Net debt/total capital ratio (note 5)%		44.2	67.7
Net debt/total capital ratio including operating leases	%	53.0	72.3
Total traffic revenue per RTK	p	45.44	44.38
Total traffic revenue per ATK	p	31.67	30.94
Net operating expenditure per RTK (note 6)	p	41.06	40.85
Net operating expenditure per ATK (note 6)	p	28.62	28.48

*     Financial ratios are only available under comparative IFRSs from the Group’s transition date of April 1, 2004.

n/a = not applicable

Notes:

1 Operating statistics do not include those of associates undertakings (Iberia and Comair) and franchisees (BMED, GB Airways, Loganair and Sun Air (Scandinavia) ). The franchise relationship with Regional Air was terminated in April, 2005.

2 The carriage of passengers on Frequent Flyer Programme is evaluated on a ticket by ticket basis.

3 Interest cover is defined as the number of times profit/(loss) before tax excluding net interest payable covers the net interest payable. Interest cover is not a financial measure under IFRS or US GAAP. However, management believes this measure is useful to investors when analysing the Group’s ability to meet its interest commitments from current earnings.

The following table shows a reconciliation of net interest payable for each of the two most recent financial years:

	Year ended March 31

	2006	2005

(£ million (except ratios))

Profit before tax	620	513

Net interest payable (a)	(128)	(168)

Profit adjusted for Interest Payable (b)	748	681

Interest Cover (b)/(a)	5.8	4.1

4 Operating margin is defined as operating profit/(loss) as a percentage of revenue. Revenue comprises: passenger revenue (scheduled services and non scheduled services), cargo services and other revenue. See Note 3 to the Financial Statements for segment information on revenue.

5 Net debt as a percentage of total capital. Net debt is defined as the total of loans, finance leases and hire purchase liabilities, plus Convertible Capital Bonds, net of short-term loans and deposits and cash less overdrafts. See Note 21 to the Financial Statements for details of the calculation of net debt.

Total capital is defined as the total of capital, reserves, minority interests, and net debt. Total capital and the net debt/total capital ratio are not financial measures under IFRS or US GAAP. Similarly, net debt adjusted to include obligations under operating leases is not a financial measure under IFRS or US GAAP. However, management believe these measures are useful to investors when analysing the extent in which the Group is funded by debt rather than by shareholders’ funds.

The following table shows a reconciliation of total capital to total shareholders’ funds and the net debt/capital ratio for each of the two most recent financial years:

	At March 31

	2006	2005

(£ million (except ratios))

Capital and reserves	1,861	1,185

Add minority interests	213	212

Total shareholders’ funds	2,074	1,397

Net debt (a)	1,641	2,922

Total capital (b)	3,715	4,319

Net debt/total capital percentage (a)/(b)	44.2	67.7

6 Net operating expenditure is total operating expenditure less other revenue. Net operating expenditure, net operating expenditure per RTK and net operating expenditure per ATK are not financial measures under IFRS or US GAAP. However, management believe these measures are useful to investors as they provide further analysis of the performance of the Group’s main business activity i.e. airline operations. The Board of Directors reviews these measure internally on a monthly basis as an indication of management’s performance in reducing costs.

The following table shows a reconciliation of net operating expenditure to total operating expenditure, total operating expenditure per RTK and total operating expenditure per ATK for each of the two most recent financial years:

	Year ended March 31

	2006	2005

(£ million (except ratios))

Total operating expenditure	7,810	7,216

Less: other revenue	(1,197)	(790)

Net operating expenditure	6,613	6,426

RTKs	16,105	15,731

ATKs	23,106	22,565

Net operating expenditure per RTK (p)	41.06	40.85

Net operating expenditure per ATK (p)	28.62	28.48

Directors’ statement as to disclosure of information to auditor

The directors who are members of the Board at the time of approving the Directors’ Report and Business Review are listed on pages 1 and 2. Having made enquiries of fellow directors and of the Company’s auditor, each of these directors confirms that:

•	to the best of each directors’ knowledge and belief there is no information relevant to the preparation of their report to which the Company’s auditor is unaware; and

•

each director has taken all the steps a director might reasonably be expected to have taken to be aware of relevant audit information and to establish that the Company’s auditor is aware of that information.

Approved by the Board and signed on its behalf by

Alan Buchanan Company Secretary	May 18, 2006

Remuneration report

Information not subject to audit

COMMITTEE AND ADVISERS

The Company’s Remuneration Committee determines on behalf of the Board, within the agreed terms of reference, the overall remuneration packages for the executive directors, the members of the Leadership Team (listed on page 2), the Chairman and the Company Secretary. Its members are all independent non-executive directors of the Company, none of whom has any personal financial interest, other than as a shareholder, in the matters to be decided. Throughout the financial year 2006, the Company’s Remuneration Committee was chaired by Dr Martin Read and its other members were Maarten van den Bergh, Lord Renwick (until July 19, 2005) and, from July 19, 2005, Alison Reed. The Company Secretary acts as secretary to the Committee.

The Company currently participates in three main salary survey sources – run by Hay, Monks, and Towers Perrin. Data is extracted from each of these in determining the Company’s approach to base pay market rates, and identifying competitive market practice in respect of the other remuneration elements. The Remuneration Committee is cognisant of the risk of an upward ratchet of remuneration that can result from the use of pay surveys.

New Bridge Street Consultants LLP are advisers to the Remuneration Committee and gave advice to the Committee that materially assisted it. Their terms of reference are available for inspection on the Company’s investor relations website. Towers Perrin, which is the Company’s main adviser in relation to executive remuneration, also gave advice to the Committee that materially assisted it. The Chairman, Rod Eddington and Willie Walsh, (each in their capacity as Chief Executive), the Company Secretary, Neil Robertson, Director for People and Christopher Hunt, Reward Manager, all assisted the Committee in its deliberations but none of them participated in any decisions relating to their own remuneration. None of those who materially assisted the Committee in its deliberations was appointed by the Remuneration Committee other than New Bridge Street Consultants. New Bridge Street Consultants, Towers Perrin, Hay and Monks provided no other services to the Company other than advice on remuneration matters during the financial year. Where appropriate, the Committee does consult with investors about its proposals.

During the year under review, the Committee met on 11 occasions and, prior to the 2005 annual general meeting, consulted with investors. Individual attendance details can be found within the Directors’ Report and Business Review on page 4. The terms of reference of the Committee are available on the Company’s website.

EXECUTIVE DIRECTORS

Policy

The Company’s remuneration policy was first approved by shareholders at the annual general meeting in 2001 and remains unchanged both in relation to the year under review and the financial year 2007 as well as for the foreseeable future.

The Company’s remuneration policy is to provide compensation packages at market rates which reward successful performance and attract, retain and motivate managers. The remuneration packages offered by the Company are comparable with other UK based international businesses of similar size and nature to the Company.

In fixing packages, the Committee has regard to the compensation commitments which would result in the event of early termination. During the year under review, the Committee secured mitigation terms in the contracts of many of the most senior group of executives.

Remuneration package

The remuneration package for executive directors, consists of a basic salary, benefits in kind (including private health care, a car and fuel and non-contractual travel concessions), pension, an annual bonus scheme (including a deferred element payable in shares) and participation in the Performance Share Plan. The proportion of performance related variable remuneration, through the bonus scheme and awards under the Performance Share Plan, is approximately 50-55 per cent of total target remuneration (excluding pension arrangements).

The policy in relation to base salaries aims to target base salaries at the market median. The strategy for incentive pay is intended to increase the expected value to make the package more market-competitive for executive directors, but to retain as its aim the achievement of a market median value, subject to the achievement of stretching targets. Recognising the volatility associated with the airline industry, variable pay focuses on the achievement of short-term targets providing a clear link between performance and reward. Between them, the elements of the remuneration package provide a good balance between the achievement of short and longer-term goals linked to the creation of shareholder value.

Basic salary

The basic salary reflects the level of responsibility of the executive director, his or her market value and individual performance. The Committee’s objective is to offer basic salaries around the market median level. In reviewing basic salary, independent external advice is taken on salaries for comparable jobs in companies similar to the Company from the three survey sources referred to previously. The Committee has regard to pay and employment conditions elsewhere in the Group when determining annual salary increases. The base salaries for the executive directors are currently:

Willie Walsh	£600,000
Keith Williams	£375,000
Martin George	£375,000

Annual bonus

For the financial year 2006, details of bonuses earned are given in the table on page 47.

The amount of annual bonus available for distribution to senior executives was determined by performance against three performance measures subject to a maximum limit of 100 per cent of salary. No bonus would have been payable unless the minimum operating margin target threshold of eight per cent had been achieved. This threshold having been achieved, 50 per cent of bonus potential was determined by the achievement of a range of operating margin targets as this is the Company’s key internal financial measure. The second measure, for up to 25 per cent of bonus potential, required the achievement of a customer recommendation target as this is a key measure of customer satisfaction and provides a strong link to future profitability. This element of the bonus was not triggered. The third measure for the remaining 25 per cent of bonus potential assessed performance against the Terminal 5 Transition Programme, known internally as ‘Fit for 5’. This element was only partially triggered. The Remuneration Committee was satisfied that the performance of, and outlook for, the business was satisfactory. While the total amount available for distribution is derived through the method described, the distribution to individuals is adjusted to reflect personal performance.

To ensure continued alignment between executives and the shareholders, 50 per cent of the bonuses earned will be invested in shares under the Deferred Share Plan (described below) and deferred for three years, subject to continued employment.

For the financial year 2007, the amount of annual bonus available for distribution to senior executives will be determined by performance against four performance measures and will, again, be subject to a maximum limit of 100 per cent of salary. No bonus will be payable unless the minimum operating margin target threshold is achieved. If this threshold is achieved, 50 per cent of bonus potential will be determined by the achievement of a range of operating margin targets. The second measure for one-sixth of the bonus potential will require the achievement of a customer recommendation target. The third measure, for a futher one-sixth of the bonus potential, will require the achievement of a punctuality target (relating to mainline network punctuality performance) and the fourth measure, again for a sixth of the bonus potential, will assess employee involvement in the mainline business. In addition to the above targets, the Remuneration Committee must be satisfied that the performance of, and outlook for, the business is satisfactory. As was the case in 2005/06, 50 per cent of any bonus earned will be invested in shares under the Deferred Share Plan (described below) and deferred for three years, subject to continued employment.

Long term incentive arrangements

A shareholding guideline has been adopted, linked to the two new share based incentive schemes introduced in 2005, the Deferred Share Plan and the Performance Share Plan. Executives will be expected to retain no fewer than 50 per cent of the shares (net of tax) which vest from these two schemes until they have built up a shareholding equivalent to 100 per cent of basic salary. This policy aims to further align the interests of executives and shareholders.

Current Incentive Plans

British Airways Deferred Share Plan 2005

The British Airways Deferred Share Plan (Plan) was adopted by the Board on September 16, 2005 and is the mechanism for delivering the deferred element of the annual bonus. The first awards under the plan will be made at the end of July, 2006 when the annual bonuses disclosed on page 47 are due to be paid. An award of deferred shares to the value of one half of the bonus earned will be made to executives. Other than on retirement the shares will be subject to forfeiture if the executive leaves during the three-year deferral period. On vesting, executives will receive the benefit of any dividends paid over the deferred period.

British Airways Performance Share Plan 2005

The British Airways Performance Share Plan (PSP) is the new long-term incentive plan awarded to key senior executives of the Company, those most directly involved in shaping and delivering the medium to long-term business goals of the Company. It was approved by shareholders at the annual general meeting in 2005. The PSP consists of an award of the Company’s shares which vest subject to the achievement of pre-defined Company performance conditions (see below). If the conditions are met, the shares vest in full or in part at the third anniversary of award. No payment is required from individuals when the shares are awarded or when they vest. The Remuneration Committee supervises the operation of the PSP. Awards worth up to 150 per cent of an executive’s base salary can be granted although currently it is only intended that the Chief Executive will receive this level of award. Other directors will receive awards at the 100 per cent of base salary level.

There are two performance conditions and these operate independently of each other. This means that meeting either of the conditions would trigger a payment without the need to meet the other performance condition. 50 per cent of each award will be subject to a Total Shareholder Return (TSR) performance condition, measured against a group of 20 other airline companies, and the other 50 per cent will be subject to an average operating margin performance condition. The use of two separate but complementary performance conditions creates an alignment to both the airline industry (via the TSR measure) and also the Company’s internal financial performance measure (via the operating margin measure). Both of these performance conditions will be measured over a single three-year performance period which begins on April 1 prior to the award date. The awards will not vest until the third anniversary of the date of Grant as mentioned above. The Remuneration Committee selected these performance conditions because they are challenging and aligned to shareholders’ interests.

TSR measures the financial benefits of holding a company’s shares and is determined by share price performance along with any dividends which are paid. None of the shares that are subject to the TSR performance condition, will vest unless the Company’s TSR performance is at the median (50th percentile) of the airline comparator group. If median performance is achieved, 25 per cent of the shares (i.e. 12.5 per cent of the total award) vest. There is then a sliding scale at the top of which all of the shares vest in full (i.e. the full 50 per cent of shares which are subject to the TSR performance condition) if the Company’s TSR performance is at or above the upper quintile (top 20 per cent) of the comparator group. The comparator group of airlines used in the 2005/6 award is included in the table below:

AIR CANADA	IBERIA
AIR FRANCE	LUFTHANSA
AIR NEW ZEALAND	NORTHWEST AIRLINES
ALITALIA	QANTAS AIRWAYS
ALL NIPPON AIRLINES	RYANAIR
AMERICAN AIRLINES	SAS
CATHAY PACIFIC AIRWAYS	SINGAPORE AIRLINES
CONTINENTAL AIRLINES	SOUTH WEST
DELTA AIRLINES	UNITED AIRLINES
EASYJET	US AIRWAYS

During the year under review, United Airlines delisted and therefore could not be included in the comparator group for the 2006/07 award. US Airways was removed from the comparator group for 2005/06 following its delisting prior to its merger with America West but the merged entity has been included in the comparator group for 2006/07. The Committee has discretion to consider, amongst other matters, the impact of government action on the performance of carriers included in the comparator group.

For the 50 per cent of the shares that are subject to the operating margin performance condition in the initial three-year performance period 2005/06 to 2007/08, no shares will vest unless average annual operating margin over the three-year performance period is more than seven per cent. If the average of seven per cent is achieved, 25 per cent of the shares (i.e. 12.5 per cent of the total award) vest. There is then a sliding scale at the top of which all of the shares vest (i.e. the full 50 per cent of shares which are subject to the operating margin performance condition) if average annual operating margin is ten per cent per annum or above. The equivalent range of operating margin targets applicable for the second three-year performance period 2006/07 to 2008/09 is eight to ten per cent.

The two performance conditions will be considered separately when determining vesting. If TSR performance is below median and average annual operating margin is below the minimum percentage for the relevant performance period, then the award will lapse in full.

Prior Incentive Plans

British Airways Share Option Plan 1999

The Plan was closed after the final grant in 2005/2006. The Plan enabled the Remuneration Committee to grant options to acquire ordinary shares in the Company or the Company’s American Depositary Shares at an option price not less than the market value of the shares on the date of grant. No payment was due upon the initial grant of options. An individual’s participation was limited so that the aggregate value of the shares over which options were granted in any one year would not exceed basic salary. Exercise of options is subject to a performance condition, the aim of which was to link the exercise of options to sustained improvements in the underlying financial performance of the Company. The performance condition used for options granted in 2005 requires the Remuneration Committee to be satisfied that there has been an increase in the earnings per share (EPS) of the Company which is at least four per cent per annum more than the increase in the retail price index during the three consecutive financial years 2004/05, 2005/06 and 2007/08. EPS is calculated as set out in the Statement of Investment Practice No. 1 of the Institute of Investment Management and Research as this is a recognised method in the market. The Remuneration Committee selected the performance condition because it is challenging and aligned to shareholders’ interests. Performance against the condition is assessed by calculating EPS growth of the Company to see if it exceeds the minimum performance required. In relation to awards made in 2003, the performance condition used required the Remuneration Committee to be satisfied that there had been an increase in the EPS of the Company which was at least four per cent per annum more than the increase in the retail price index during the three consecutive financial years 2003/04, 2004/05 and 2005/06. The Remuneration Committee’s base EPS threshold of 17.3p per share was the applicable reference point. Gains made on the exercise of these share options during the year under review are reported on pages 49 and 50.

British Airways All Employee Share Ownership Plans

In July, 2000, the Company obtained shareholders’ approval to implement any aspect of the new all employee share plans now known as share incentive plans. The approval permits the Company to operate a partnership share plan which would allow employees in the UK to buy shares from their pre-tax salary and would allow the Company to give matching or free shares to those participants in the share plan. Financial limitations would apply to any new plan. The Company has no current intention of launching such a plan.

For further information regarding the Company’s employee share schemes, see Note 29 to the Financial Statements.

Long Term Incentive Plan 1996

The Long Term Incentive Plan operated from 1996 to 2004. It provided for conditional awards of shares worth up to 75 per cent of salary each year, subject to a TSR condition measured against the companies comprising the FTSE 100. The final tranche of the awards made in 2001 lapsed, however, 90.67 per cent of the awards made in 2003 have vested as shown on page 51. The Company introduced the Performance Share Plan detailed on page 43 in place of the 1996 Plan.

Service contracts

Each of the three executive directors who served during the year under review has a rolling contract with a one year notice period. As a matter of policy, in the event of new external appointments, the length of service contracts would be determined by the Remuneration Committee in the light of the then prevailing market practice. However, the Remuneration Committee recognises that, in some cases, it may be necessary to offer a contract with a notice period in excess of one year in order to attract a new executive director. In these circumstances, the Remuneration Committee acknowledges that the notice period should reduce to one year after the initial period in accordance with paragraph B.1.6 of the Combined Code. Willie Walsh joined the Company on May 3, 2005 and his contract provides that neither he nor the Company shall serve notice of termination to expire earlier than the second anniversary of the date of commencement of his employment.

Of the directors proposed for re-election and election at the forthcoming annual general meeting, Keith Williams has a service contract which is detailed below. The service contracts for the serving directors include the following terms:

Executive Director	Date of contract	Unexpired term/ notice period

Willie Walsh	March 8, 2005	terminable on 12 months notice provided that neither the Company nor the executive may give notice of termination to expire earlier than May 3, 2007

Keith Williams	January 1, 2006	terminable on 12 months notice

Martin George	February 1, 1997	terminable on 12 months notice

There are no express provisions for compensation payable upon early termination of the Chief Executive’s contract other than normal payments due during the notice period. In the event of early termination, the Company’s policy is to act fairly in all circumstances and the duty to mitigate would be taken into account. The Remuneration Committee has noted the ABI/NAPF joint statement; “Best Practice on Executive Contracts and Severance”. None of the contracts provides for compensation to be paid in the event of a change of control of the Company. In relation to Keith Williams and Martin George, their contracts now expressly include mitigation provisions in the event of early termination. Copies of all three service contracts can be viewed on the Company’s website.

The service contracts for the executive directors who left the business during the year (and therefore have no unexpired term) were as follows:

Executive Director	Date of contract	Notice period

Rod Eddington	July 7, 2000	terminable on 12 months notice

John Rishton	September 1, 2001	terminable on 12 months notice

Mike Street	July 1, 2001	terminable on 12 months notice

External non-executive directorships

The Board encourages executive directors to broaden their experience outside the Company by taking up non-executive appointments from which they may retain any fee. The Company’s consent is required as a matter of contract before an executive can accept such an appointment and permission will only be given in appropriate circumstances. During the year in question, for the proportion of the year they served on the Board, Willie Walsh earned fees of €36,083, Martin George earned fees of £14,708, Rod Eddington earned fees of US$67,500 and A$10,000, John Rishton earned fees of £22,916 and Mike Street earned fees of £8,727.

Pension schemes

The Company has three main pension schemes. Two of these, Airways Pension Scheme (APS) and New Airways Pension Scheme (NAPS), are defined benefit schemes and are closed to new members. The third scheme, the British Airways Retirement Plan (BARP), has been available to new joiners since April 1, 2003 and is a defined contribution scheme. Mike Street was a member of NAPS, Rod Eddington and John Rishton were members of both NAPS and an unfunded unapproved retirement scheme. Willie Walsh is a member of BARP. Martin George is a member of NAPS. Keith Williams is a member of both NAPS and an unfunded unapproved retirement scheme. Provision for payment of a surviving dependant’s pension on death and lump sum payments for death in service is also made.

In light of the December, 2003 consultation paper “Simplifying the taxation of pensions: the Government’s Proposals”, the Committee has carried out a review of the pension arrangements for senior executives. The Committee has decided that the Company should not seek to compensate executives for the effect of changes in taxation. Accordingly, no changes have been made to the pension arrangements of any of the senior executives and no new unfunded unapproved retirement arrangements have been entered into.

NON-EXECUTIVE DIRECTORS

Policy

In relation to the Chairman, the Company’s policy is that the Chairman should be remunerated in line with the market rate reflecting his time commitment to the Group. In relation to non-executive directors, the Company’s policy is that their remuneration should be sufficient to attract and retain world-class non-executive directors. The Chairman and the non-executive directors do not receive performance related pay.

Chairman’s and non-executive directors’ fees

The Chairman’s fee is determined by the Remuneration Committee. It was set at £300,000 in September, 2004 and has not been reviewed since then. Fees for the non-executive directors are determined by the executive directors on the recommendation of the Chairman. For the year in question, the fees (which were also set in September, 2004) were £35,000 per annum, with the chairmen of the Audit, Remuneration and Safety Review Committees and the senior independent non-executive director each receiving £7,500 per annum in addition to these fees. No other fees are paid for attendance at Board committees. The Chairman and the non-executive directors are not eligible to participate in the long-term incentive plans neither are their fees pensionable. They are, however, eligible for non-contractual travel concessions.

Service Agreements

The dates of the Chairman’s and current non-executive directors’ appointments are as follows:

Non-executive	Date of appointment	Date of election/ last re-election	Expiry date

Martin Broughton	May 12, 2000	July 15, 2003	2006

Maarten van den Bergh	July 16, 2002	July 19, 2005	2008

Denise Kingsmill	November 1, 2004	July 19, 2005	2008

Chumpol NaLamlieng	November 1, 2005	July 18, 2006	2006

Dr Martin Read	May 12, 2000	July 15, 2003	2006

Alison Reed	December 1, 2003	July 20, 2004	2007

Ken Smart	July 19, 2005	July 19, 2005	2008

Baroness Symons	July 19, 2005	July 19, 2005	2008

Except where appointed at a general meeting, directors stand for election by shareholders at the first annual general meeting following appointment and stand for re-election every three years thereafter under Article 95. There is no express provision for compensation payable upon early termination. None of the Chairman or the non-executive directors has any right to compensation on the early termination of their appointment. Copies of the letters of engagement for the Chairman and the non-executive directors are available for inspection on the Company’s website.

PERFORMANCE GRAPH

The graph shows the total shareholder return (with dividends reinvested where applicable) for each of the last five financial years of a holding of the Company’s shares against a hypothetical holding of shares in the FTSE 100.

The FTSE 100 was selected because it is a broad equity index of which the Company is a constituent.

Five-year Historical TSR Performance
Growth in the Value of a Hypothetical £100 Holding over Five-years

FTSE 100 Comparison Based on 30 Trading Day Average Values

Information subject to audit

Directors’ remuneration

The remuneration of the directors was:

	Basic salary	Taxable	Performance		Total 2006	Total 2005
	and fees	benefits [1]	related bonuses [6]

			Cash	Value of
				deferred shares

	£’000	£’000	£’000	£’000	£’000	£’000

Executive Directors

Rod Eddington [4]	338	45	0	0	383	917

Willie Walsh [2]	548	69	135	135	887	0

Martin George [2]	276	1	74	74	425	0

Mike Street [4]	193	11	0	0	204	453

Keith Williams [2]	94	3	82	82	261	0

John Rishton [5]	288	12	0	0	300	466

Non-executive Directors

Martin Broughton [7]	300	31			331	229

Maarten van den Bergh	43				43	38

Dr Ashok Ganguly [3]	11				11	35

Captain Michael Jeffery [3]	15	8			23	63

Denise Kingsmill	35	1			36	16

Dr Martin Read	43				43	37

Alison Reed	43				43	37

Chumpol NaLamlieng [2]	15	1			16

Lord Renwick [3]	11				11	34

Ken Smart [2]	30				30

Baroness Symons [2]	25	1			26

Aggregate emoluments	2,308	183	291	291	3,073	2,325

[1]	Taxable benefits include a company car, fuel, private health insurance, personal travel and, in the case of Rod Eddington and Willie Walsh, relocation expenses.

[2]	Figures shown from date of appointment.

[3]	Retired from the Board on July 19, 2005.

[4]	Retired from the Board on September 30, 2005.

[5]	Resigned from the Board on December 31, 2005. John Rishton retains non-contractual travel benefits for a period equal to his length of service on the Board.

[6]

In relation to the year under review, the bonus entitlement was capped at 100 per cent of salary, payable only if stretching targets were achieved and half of which will be paid in deferred shares under the Deferred Share Plan. 50 per cent of the bonus for the executive directors and senior management was dependent on the delivery of an acceptable operating margin which is the Company’s key internal financial measure. For the year 2005/2006, the operating margin target range, determined by the Remuneration Committee, was set at 7.5 per cent to ten per cent on a UK GAAP basis (equivalent to eight per cent to 10.66 per cent on an IFRS basis). The bonus available for distribution was determined by reference to the achievement of this target range. For the year under review the operating margin achieved was 8.3 per cent on an IFRS basis. The Remuneration Committee therefore determined that a bonus should be triggered for the three executive directors.

[7]	Martin Broughton became Chairman of the Company in July, 2004

For 2006, the aggregate compensation paid or accrued (excluding pension benefits) by the Company to all members of the Board of Directors and its other executive officers named on page 2 during the year for services in all capacities was £5,785,856 (2005: £2,524,084). Also during financial year 2006, pension contributions of £430,638 (2005: £366,951) were paid for the benefit of members of the Board of Directors and the Company’s other executive officers.

The pension entitlements of the executive directors were:

			Increase, before	Transfer value*
	Accumulated	Increase in	inflation, in	of increase before
	accrued benefits	accrued benefits	accrued benefits	inflation, less
	March 31, 2006	during the year	during the year	director’s contributions
	£	£	£	£

Rod Eddington	108,333	11,450	10,151	138,873
Mike Street	248,074	8,188	4,971	105,959
John Rishton	88,330	11,790	10,245	85,235
Keith Williams	42,140	12,087	11,276	110,496
Martin George	120,836	28,306	25,808	176,245

The transfer value* of each director’s accrued benefits at the end of the financial year is as follows:

			Director’s contributions	Movement, less director’s
	March 31, 2006	March 31, 2005	during the year	contributions
	£	£	£	£

Rod Eddington	1,650,151	1,353,657	15,750	280,744
Mike Street	5,636,481	3,839,314	9,026	1,788,141
John Rishton	859,551	688,725	14,582	156,244
Keith Williams	447,506	296,264	12,336	138,906
Martin George	944,260	671,556	30,498	242,206

Rod Eddington, John Rishton, and Keith Williams are members of both the New Airways Pension Scheme (NAPS) and an unfunded unapproved retirement scheme which, under the terms of their service contracts, will provide a total retirement benefit equivalent to 1/30th (in the case of Rod Eddington) and 1/56th (in respect of John Rishton and Keith Williams) of basic salary for each year of service. Mike Street and Martin George are members of NAPS which provides 1/56th of pensionable pay for each year of service.

* Transfer value represents a liability of the Company, not a sum paid or due to the individual. It is calculated in accordance with “Retirement Benefit Schemes – Transfer Value (GN11)”.

Willie Walsh is a member of BARP, a defined contribution scheme and the Company paid contributions in relation to him during the year of £74,280.

Directors’ beneficial interests in shares

	British Airways Plc
	Ordinary Shares

	March 31, 2006	**	April 1, 2005 *

Current Board Members
Martin Broughton	49,090		24,090
Willie Walsh	0		0
Keith Williams	0		0
Martin George	6,619		6,619
Maarten van den Bergh	2,000		2,000
Denise Kingsmill	2,000		0
Chumpol NaLamlieng	0		0
Dr Martin Read	8,000		8,000
Alison Reed	10,000		10,000
Ken Smart	0		0
Baroness Symons	0		0

Total	77,709		50,709

Board Members who retired during the year
Rod Eddington	0		0
Mike Street	6,678		6,678
John Rishton	2,039		2,039
Dr Ashok Ganguly	104		104
Capt Michael Jeffery	2,624		2,624
Lord Renwick	32,014		32,014

Total	43,459		43,459

* or date of appointment                  ** or as at date of retirement/resignation

No director has any beneficial interest in any subsidiary undertaking of the Company. There have been no changes to the shareholdings set out above between the financial year end and the date of the report.

In addition to the Directors, the executive officers of the Company, as detailed on page 2 held interests in 5,739,232 options as of March 31, 2006 (2005: 4,041,799)

Directors’ share options

The following directors held options to purchase ordinary shares of the Company granted under the British Airways Executive Share Option Scheme 1987 and the British Airways Share Option Plan 1999. In line with market practice at the time, the 1987 scheme is not subject to any performance condition. The 1999 plan is subject to a performance condition as detailed on page 44.

No consideration was received from the executive directors for the granting of these options:

British Airways Executive Share Option Plan 1987

											Number of
		Number of		Options	Options	Market		Options			Options
		Options as		Exercised	lapsed	price at	Gain made	granted			as at
	Date of	at April 1	Exercise	during	during	date of	on exercise	during the	Exercisable		March 31
	Grant	2005 *	Price	the year	the year	exercise	£	year	from	Expiry date	2006

Martin
George	June 30, 1995	9,876	405p		9,876				June 30, 1998	June 30, 2005	Nil

British Airways Share Option Plan 1999

											Number of
		Number of		Options	Options	Market		Options			Options
		Options as		Exercised	lapsed	price at	Gain made	granted			as at
	Date of	at April 1	Exercise	during	during	date of	on exercise	during the	Exercisable		March 31
	Grant	2005 *	Price	the year	the year	exercise	£	year	from	Expiry date	2006

Martin
George	Aug 26, 1999	36,598	394p						Aug 26, 2002	Aug 26, 2009	36,598
	June 28, 2000	43,421	380p						June 28, 2003	June 28, 2010	43,421
	June 26, 2001	77,024	321p						June 26, 2004	June 26, 2011	77,024
	July 1, 2002	136,602	181p	136,602		292.75p	152,652		July 1, 2005	July 1, 2012	Nil
	June 25, 2003	162,420	157p						June 25, 2006	June 25, 2013	162,420
	June 25, 2004	100,248	262p						June 25, 2007	June 25, 2014	100,248
	June 23, 2005		276p					100,905	June 23, 2008	June 23, 2015	100,905

Total		556,313		136,602			152,652	100,905			520,616

Keith
Williams	Aug 26, 1999	30,456	394p						Aug 26, 2002	Aug 26, 2009	30,456
	June 28, 2000	26,315	380p						June 28, 2003	June 28, 2010	26,315
	June 26, 2001	38,940	321p						June 26, 2004	June 26, 2011	38,940
	July 1, 2002	91,160	181p						July 1, 2005	July 1, 2012	91,160
	June 25, 2003	114,649	157p						June 25, 2006	June 25, 2013	114,649
	June 25, 2004	72,480	262p						June 25, 2007	June 25, 2014	72,480
	June 23, 2005		276p					69,927	June 23, 2008	June 23, 2015	69,927

Total		374,000						69,927			443,927

Rod **
Eddington	May 26, 2000	138,888	360p		138,888				May 26, 2003	Mar 30, 2006	Nil
	June 26, 2001	163,551	321p	163,551		354.75p	55,198		June 26, 2004	Mar 30, 2006	Nil
	July 1, 2002	290,055	181p	290,055		306p	362,568		July 1, 2005	Mar 30, 2006	Nil
	June 25, 2003	350,318	157p	350,318		306p	521,973		Sep 30, 2005	Mar 30, 2006	Nil
	June 25, 2004	216,221	262p	216,221		306p	95,137		Sep 30, 2005	Mar 30, 2006	Nil

Total		1,159,033		1,020,145	138,888		1,034,876				Nil

Mike **
Street	Aug 26, 1999	71,903	394p		71,903				Aug 26, 2002	Mar 30, 2006	Nil
	June 28, 2000	75,605	380p		75,605				June 28, 2003	Mar 30, 2006	Nil
	June 26, 2001	95,015	321p	95,015		339p	17,102		June 26, 2004	Mar 30, 2006	Nil
	July 1, 2002	168,508	181p	168,508		261.50p	135,648		July 1, 2005	Mar 30, 2006	Nil
	June 25, 2003	203,821	157p	203,821		304.50p	300,635		Sep 30, 2005	Mar 30, 2006	Nil
	June 25, 2004	125,801	262p	125,801		304.50p	53,465		Sep 30, 2005	Mar 30, 2006	Nil

Total		740,653		593,145	147,508		506,850				Nil

* or date of appointment

** for the directors who retired during the year the exercisable date relates to the date they retired and the expiry date is six months later

British Airways Share Option Plan 1999 continued

											Number of
		Number of		Options	Options	Market		Options			Options
		Options as		Exercised	lapsed	price at	Gain made	granted			as at
	Date of	at April 1	Exercise	during	during	date of	on exercise	during the	Exercisable		March 31
	Grant	2005 *	Price	the year	the year	exercise	£	year	from	Expiry date	2006

John
Rishton	Aug 26, 1999	21,852	394p						Aug 26, 2002	June 30, 2006	21,852
	June 28, 2000	31,578	380p						June 28, 2003	June 30, 2006	31,578
	June 26, 2001	70,093	321p						June 26, 2004	June 30, 2006	70,093
	July 1, 2002	124,309	181p	124,309		292p	137,982		July 1, 2005	July 1, 2012	Nil
	June 25, 2003	191,082	157p		191,082				June 25, 2006	Dec 31, 2005	Nil
	June 25, 2004	117,938	262p		117,938				June 25, 2007	Dec 31, 2005	Nil
	June 23, 2005		276p		126,811			126,811	June 23, 2008	Dec 31, 2005	Nil

Total		556,852		124,309	435,831		137,982	126,811			123,523

* or date of appointment

The performance condition applicable to share options granted in June, 2004 and June, 2005 listed above and on page 49 requires the Remuneration Committee to be satisfied that there has been an increase in the EPS of the Company which is at least four per cent per annum more than the increase in the retail price index during three consecutive financial years. EPS is calculated as set out in the Statement of Investment Practice No. 1 of the Institute of Investment Management and Research (IIMR) as this is a recognised method in the market.

In relation to John Rishton, due to the circumstances prevailing at the time of his departure, the Company agreed with him that he should not be able to exercise any of his vested share options prior to May 19, 2006. Any options not vested on his date of departure lapsed on that date.

For options granted in June, 2004, there is a single opportunity to re-test performance over four years from the same fixed base. There is no retesting of the options granted in 2005.

Under the performance condition of the plan, the options granted in 2003 were tested at the end of 2005/06. In 2003/04, the Company’s EPS under the IIMR definition was below the threshold of 17.3p set by the Remuneration Committee which was therefore the applicable base. EPS for 2005/06 using the IIMR definition were 34.9p. The Remuneration Committee therefore determined that the performance condition had been satisfied in relation to the grants made in 2003. These options will become exercisable on the third anniversary of the original grant, June 25, 2006.

Directors’ Conditional Awards

The following directors held conditional awards over ordinary shares of the Company granted under the British Airways Long Term Incentive Plan (LTIP) and the PSP.

			Number of				Number of
			awards as at	Awards vesting	Awards lapsing	Awards made	awards as at
	Plan	Date of award	April 1, 2005 *	during the year	during the year	during the year	March 31, 2006	**

Willie Walsh	PSP	August 30, 2005				319,148	319,148

Total						319,148	319,148

Martin George	LTIP	June 5, 2000	11,559		11,559		Nil
	LTIP	June 8, 2001	33,132		16,318		16,814
	LTIP	June 12, 2002	87,471		87,471		Nil
	LTIP	June 9, 2003	136,607				136,607
	LTIP	June 16, 2004	77,250				77,250
	PSP	August 30, 2005				98,758	98,758

Total			346,019		115,348	98,758	329,429

Keith Williams	LTIP	June 12, 2002	31,132		31,132		Nil
	LTIP	June 9, 2003	51,429				51,429
	LTIP	June 16, 2004	29,788				29,788
	PSP	August 30, 2005				34,219	34,219

Total			112,349		31,132	34,219	115,436

Rod Eddington ***	LTIP	June 5, 2000	35,028		35,028		Nil
	LTIP	June 8, 2001	70,350		34,650		35,700
	LTIP	June 12, 2002	185,731		185,731		Nil
	LTIP	June 9, 2003	294,643				294,643
	LTIP	June 16, 2004	166,618				166,618

Total			752,370		255,409	Nil	496,961

* or date of appointment

** or at cessation of appointment

*** reflecting his outstanding contribution to the business, the Remuneration Committee determined that there would be no pro-ration of Rod Eddington’s LTIP awards

Directors’ Conditional Awards continued

			Number of				Number of
			awards as at	Awards vesting	Awards lapsing	Awards made	awards as at
	Plan	Date of award	April 1, 2005 *	during the year	during the year	during the year	March 31, 2006	**

Mike Street	LTIP	June 5, 2000	20,128		20,128		Nil
	LTIP	June 8, 2001	40,870		20,130		20,740
	LTIP	June 12, 2002	107,901		107,901		Nil
	LTIP	June 9, 2003	171,429		28,572		142,857
	LTIP	June 16, 2004	96,941		48,471		48,470

Total			437,269		225,202		212,067

John Rishton	LTIP	June 8, 2001	30,150		30,150		Nil
	LTIP	June 12, 2002	79,599		79,599		Nil
	LTIP	June 9, 2003	160,714		160,714		Nil
	LTIP	June 16, 2004	90,882		90,882		Nil
	PSP	August 30, 2005			124,113	124,113	Nil

Total			361,345		485,458	124,113	Nil

Captain Michael Jeffery	LTIP	June 5, 2000	11,364		11,364		Nil

Total			11,364		11,364		Nil

* or date of appointment            ** or at cessation of appointment

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

On April 1, 2006 the final third of the conditional award made on June 8, 2001 lapsed as the performance condition was not met in the financial years 2001 to 2006. In relation to the conditional award made on June 9, 2003, the Company was the 13th highest performing company out of the 93 FTSE 100 companies remaining for the performance period April 1, 2003 to March 31, 2006. This placed the Company on the 86th percentile meaning that 90.67 per cent of the shares originally awarded vested.

No payment is due upon exercise of options. Options are exercisable for seven years from the date of vesting of the relevant LTIP award. All grants of options are subject to the Remuneration Committee being satisfied that the Company’s overall financial performance justifies the grant of an option.

The value attributed to the Company’s ordinary shares in accordance with the plan rules on the date of the 2005 PSP award, (August 30, 2005), was 282p.

The highest and lowest prices of the Company’s shares during the financial year and the share price at March 31 were:

	2006	2005

At March 31	353.25p	264p
Highest in the year	362.50p	305.25p
Lowest in the year	236.25p	199.5p

Approved by the Board and signed on its behalf by
Dr Martin Read
Non-executive Director and Chairman of the Remuneration Committee
May 18, 2006

Form 20-F Supplemental Information

The following information is provided for purposes of complying with certain requirements of Form 20-F which are not satisfied in full by the Directors’ Report and Business Review and the Remuneration Report

INTRODUCTORY NOTE

          Unless the context indicates otherwise, the “Company”, “BA” or “British Airways” refers to British Airways Plc and “BA Group” or “Group” refers to British Airways, its subsidiaries and its quasi-subsidiary. “Airline” refers to British Airways Plc and BA Connect Limited (formerly British Airways CitiExpress Limited), and for historical comparatives, dba (formerly Deutsche BA Luftfahrtgesellschaft mbh) and Air Liberté. “Qantas” refers to Qantas Airways Limited and “Iberia” refers to Iberia Lineas Aéreas de Espana, S.A..

          BA publishes its Financial Statements expressed in UK (“UK”) pounds Sterling. In this document references to “US Dollars”, “US $”, or “$” are to US (“US”) Dollars, references to “pounds Sterling”, “Sterling” or “£” and “pence” or “p” are to UK currency, references to “Japanese Yen”, “Yen” or “¥” are to the currency of Japan, references to “Euro” or “€” are to the currency of the European Union and references to “A$” are to Australian Dollars. For the convenience of the reader, this document contains translations of certain pounds Sterling amounts to US Dollars at $1.7393 to £1.00, the noon buying rate in New York City for cable transfers in pounds Sterling as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on March 31, 2006. These translations should not be construed as representations that the pounds Sterling amounts actually represent such US Dollar amounts or could be converted into US Dollars at the rate indicated. The Noon Buying Rate on May 31, 2006 was $1.8732 to £1.00. For historical information regarding rates of exchange between US Dollars and pounds Sterling, see “Item 3 — Key Information — Exchange Rates”. For a discussion of the Group’s exposure to exchange rate fluctuations arising from its operations, see page 36 of the Directors’ Report and Business Review.

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

          Certain information contained in this report, including, without limitation, information on the Company in the Directors Report and Business Review and “Item 8 — Financial Information — Legal Proceedings” as well as certain statements made throughout the Directors’ Report and Business Review are forward-looking and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward-looking statements. Forward-looking statements included in this document and in documents incorporated herein by reference generally may be identified by the words “will”, “expects”, “plans”, “anticipates”, “intends”, and similar expressions that indicate the statement addresses the future. Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Company’s plans and objectives for future operations, including, without limitation, discussions of the Company’s Business and Financing Plans, expected future revenues, and expenditures and divestments. All forward-looking statements in this report are based upon information known to the Company on the date of this report. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. It is not reasonably practicable to itemize all of the many factors and specific events that could cause the Company’s forward-looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy. Some factors that could significantly affect expected capacity, load factors, yields, revenues, expenses, unit costs, capital expenditures, cash flows and margins include the airline pricing environment, customer demand, fuel and other commodity costs, capacity decisions of other carriers, cost of safety and security measures, actions of the UK and other governments, foreign currency exchange rate fluctuations, inflation, the economic environment of the airline industry, the general economic environment, the commencement or escalation of hostilities, terrorist activities, health scares, the ability to reach labour and wage agreements, industrial actions such as strikes, compensation levels in the industry, the status of the Company’s relationships with the union groups, and other factors discussed herein, included in the Directors’ Report and Business Review generally and under the heading ‘Principal risks and uncertainties’ in particular.

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
Not applicable.

PART 1

Item 3 — Key Information

Selected Financial Data

          The summarised financial information (expressed in pounds Sterling) set out below is derived from the audited consolidated Financial Statements of the Group presented elsewhere herein or otherwise included in BA’s annual reports and which were audited by Ernst & Young LLP, independent registered public accounting firm. The data should be read in conjunction with, and are qualified in their entirety by reference to, such Financial Statements and accompanying notes included elsewhere in this report.

          From April 1, 2005, as required by the European Union’s IAS Regulation and the Companies Act 1985, the Group has prepared its financial statements in accordance with IFRSs as adopted by the European Union (EU). IFRSs as adopted by the EU differ in certain respects from IFRSs as issued by the International Accounting Standards Board (IASB). However, the Financial Statements for the periods presented would be no different had the Group applied IFRSs as issued by the IASB. References to ‘IFRS’ hereafter should be construed as references to IFRSs as adopted by the EU. The principal accounting policies adopted by the Group are set out in Note 2 to the Financial Statements. The Financial Statements comprise the first complete set of Financial Statements presented by the Group that comply with IFRSs.

          The Group has elected to apply the exception available to first-time adopters of IFRS to provide two years rather than three years of audited financial statements prepared in a accordance with IFRS. Information provided under previous GAAP is not comparable to that prepared under IFRS, and, as such is not included.

Income Statement

Year ended March 31	2006		2006		2005

Amounts in accordance with IFRS	(in millions, except per share amounts)
	$(1)		£		£

Revenue	14,810		8,515		7,772

Operating expenditure	(13,584)		(7,810)		(7,216)

Operating profit	1,226		705		556

Other income and charges	(148)		(85)		(43)

Profit before tax for the year	1,078		620		513

Tax	(266)		(153)		(121)

Profit after tax for the year	812		467		392

Attributable to equity holders of the parent	784		451		377
Attributable to minority interests	28		16		15

Earnings per share (2)

Basic	70.3	c	40.4	p	35.2	p
Diluted	69.2	c	39.8	p	34.1	p

Basic weighted average number of shares			1,116		1,071
Diluted weighted average number of shares			1,139		1,126

Year ended March 31	2006		2006		2005		2004		2003		2002

Amounts in accordance with US GAAP (3)	(in millions, except per share amounts)
	$(1)		£		£		£		£		£
Revenue	14,810		8,515		7,772		7,526		7,656		8,318

Income/(loss) from continuing operations	210		121		348		386		(127)		(131)

Income from discontinued operations, net of tax (4)	57		33		10		10		12		8

Cumulative effect of change in accounting principle, net of tax	(10)		(6)		—		—		—		—

Net income/(loss)	257		148		358		396		(115)		(123)

Earnings per share (3)

Basic:
Income/(loss) from continuing operations	18.8	c	10.8	p	32.5	p	36.1	p	(11.8	)p	(12.1	)p
Income from discontinued operations, net of tax	5.2	c	3.0	p	0.9	p	0.9	p	1.1	p	0.7	p
Cumulative effect of change in accounting principle, net of tax	(0.9	)c	(0.5	)p	—		—		—		—

Net income/(loss)	23.1	c	13.3	p	33.4	p	37.0	p	(10.7	)p	(11.4	)p

Diluted:
Income/(loss) from continuing operations	18.6	c	10.7	p	31.6	p	35.2	p	(11.8	)p	(12.1	)p
Income from discontinued operations, net of tax	5.1	c	2.9	p	0.9	p	0.9	p	1.1	p	0.7	p
Cumulative effect of change in accounting principle, net of tax	(0.9	)c	(0.5	)p	—		—		—		—

Net income/(loss)	22.8	c	13.1	p	32.5	p	36.1	p	(10.7	)p	(11.4	)p

Per American Depositary Share (5)

Basic:
Income/(loss) from continuing operations	188	c	108	p	325	p	361	p	(118	)p	(121	)p
Income from discontinued operations, net of tax	52	c	30	p	9	p	9	p	11	p	7	p
Cumulative effect of change in accounting principle, net of tax	(9	)c	(5	)p	—		—		—		—

Net income/(loss)	231	c	133	p	334	p	370	p	(107	)p	(114	)p

Diluted:
Income/(loss) from continuing operations	186	c	107	p	316	p	352	p	(118	)p	(121	)p
Income from discontinued operations, net of tax	51	c	29	p	9	p	9	p	11	p	7	p
Cumulative effect of change in accounting principle, net of tax	(9	)c	(5	)p	—		—		—		—

Net income/(loss)	228	c	131	p	325	p	361	p	(107	)p	(114	)p

Balance Sheet

Amounts in accordance with IFRS

At March 31	2006	2006	2005

	(in millions)

	$(1)	£	£

Property, plant and equipment	13,709	7,882	8,329
Other non-current assets	1,084	623	585
Non-Current Assets held for sale	5	3	5
Current Assets and Receivables	6,376	3,666	2,752

Total Assets	21,174	12,174	11,671

Shareholders’ equity	3,237	1,861	1,185
Minority interest	370	213	212
Non-Current Liabilities	11,598	6,668	7,005
Current liabilities	5,969	3,432	3,269

Total Shareholders’ Equity and Liabilities	21,174	12,174	11,671

Amounts in accordance with US GAAP (3)

At March 31	2006	2006	2005	2004	2003	2002

	(in millions)
	$(1)	£	£	£	£	£

Property, plant and equipment	13,363	7,683	8,131	8,626	9,264	10,073
Other non-current assets	852	490	265	663	621	939
Non-Current Assets held for sale	5	3	5	—	—	—
Current Assets and Receivables	7,091	4,077	3,951	3,681	3,370	2,983

Total Assets	21,311	12,253	12,352	12,970	13,255	13,995

Shareholders’ equity	4,011	2,306	1,944	1,774	1,637	2,080
Minority interest	370	213	219	210	216	191
Non-Current Liabilities	10,939	6,289	6,912	7,738	8,285	8,346
Current liabilities	5,991	3,445	3,277	3,248	3,117	3,378

Total Shareholders’ Equity and Liabilities	21,311	12,253	12,352	12,970	13,255	13,995

(1)	Translations of pounds Sterling into US Dollars have been made at the Noon Buying Rate on March 31, 2006 of £1.00 = US$1.7393.

(2)	See Note 11 to the Financial Statements for a discussion of the weighted average number of shares outstanding for basic and diluted calculations for the relevant period.

(3)

A discussion of the significant differences between IFRS and US GAAP and reconciliations of net income and shareholders’ equity from an IFRS basis to a US GAAP basis are set out in Note 36 to the Financial Statements included elsewhere herein.

The Group changed its US GAAP accounting policy for major engine overhauls from the ‘expense as incurred method’ to the ‘capitalise and amortise’ method as of April 1, 2005, as set out in Note 36 to the Financial Statements. Net income and earnings per share information under US GAAP, assuming the accounting change was applied retrospectively would be as follows: Net Income for the year ended March 31, 2005: £378m, basic earnings per share: 35.3p and diluted earnings per share: 34.3p. It is not practical to quantify the impact on years prior to the year ended March 31, 2005.

(4)	Income from discontinued operations includes The London Eye Company Ltd, which was disposed of during the year ended March 31, 2006– see Note 36 to the Financial Statements for further details.

(5)	Each American Depositary Share represents ten Ordinary Shares.

Exchange Rates

          The Noon Buying Rate expressed in US Dollars to pounds Sterling as of May 31, 2006 was $1.8732. The following table sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate, expressed in US Dollars to £1.00. For a discussion of the impact of exchange rates on the Group’s business, see page 36 of the Director’s Report and Business Review.

Fiscal year	Period End	Average (1)	High	Low

	$	$	$	$
2002	1.43	1.43	1.48	1.37
2003	1.58	1.55	1.65	1.43
2004	1.83	1.68	1.90	1.55
2005	1.88	1.84	1.95	1.75
2006	1.74	1.78	1.92	1.71
Month

December 2005			1.77	1.72
January 2006			1.79	1.74
February 2006			1.78	1.73
March 2006			1.76	1.73
April 2006			1.82	1.74
May 2006			1.89	1.83

(1)     The average of the Noon Buying Rates on the last day of each month during the fiscal year.

Item 4A – Unresolved Staff Comments

None

Item 5 — Operating and Financial Review and Prospects

Effect of new US accounting standards required to be adopted in year to March 31, 2006

          There were no new US accounting standards required to be adopted in the year.

Effect of new US accounting standards not yet adopted

          In December, 2004, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 153 ‘Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29’ (“SFAS 153”). SFAS 153 amended one of the exceptions to the principle that exchanges be based on the fair values of the items exchanged. SFAS 153 eliminated the exception provided for the nonmonetary exchange of similar productive assets, and replaced this with an exception for the nonmonetary exchange of items that lack commercial substance. SFAS 153 is effective for accounting periods beginning after June 15, 2005, and was intended to reduce differences with International Financial Reporting Standards. Adoption of SFAS 153 is not anticipated to generate a material impact to the Group.

          In December, 2004, the FASB issued SFAS No. 123(R) ‘Accounting for Stock-Based Compensation’ (“SFAS 123(R)”). SFAS 123(R) requires public entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). SFAS 123(R) is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25 (“Opinion 25”), Accounting for Stock Issued to Employees, and its related implementation guidance. SFAS 123(R) eliminates the alternative to use Opinion 25’s intrinsic value method of accounting, that was provided as an alternative option in Statement 123 as originally issued. The Group currently accounts for stock-based compensation using the intrinsic method and provides a pro forma disclosure of amounts that would arise under the fair value method. The effective date for implementation of SFAS 123(R) by public entities with a year end of March 31, is April 1, 2006. A programme of work is underway in the Group to review the detailed provisions and implications of the SFAS 123(R), and has yet to determine the impact of adopting its requirements on the financial statements.

          In May, 2005, the FASB issued SFAS No. 154 ‘Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3’ (“SFAS 154”). APB Opinion No. 20 (“Opinion 20”) previously required that most voluntary changes in accounting principle be recognised by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, and provides guidance where this is impractical. The SFAS 154 carries forward certain other guidance from Opinion 20, including the treatment of changes in estimate and the correction of errors. SFAS 154 is effective for accounting years beginning after December 15, 2005, and is intended to reduce differences with International Financial Reporting Standards. SFAS 154 will be adopted on a prospective basis.

          In February, 2006, the FASB issued SFAS No. 155 ‘Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140’. (“SFAS 155”). SFAS 155 permits fair value remeasurement of any financial instrument that contains an embedded derivative that otherwise would require split treatment. Additionally it establishes a requirement to evaluate interests in securitised financial investments to identify freestanding derivatives or those containing embedded derivatives. It also allows special-purpose entities to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. The SFAS 155 aims that similar financial assets are accounted for similarly regardless of the form of the instrument. SFAS 155 is effective for accounting years beginning after September 15, 2006.

Employees

          In fiscal 2005/06, the Group employed an average of 49,957 employees and employee costs represented approximately 30 per cent of total Group operating expenses. Employee ownership in the Company is encouraged. As at March 31, 2006, some 50 per cent of employees owned 1.53 per cent of the Company’s shares.

          The following table sets forth information regarding the Company’s employees:

Fiscal Year	Average Number of Employees	Employee costs as a percentage of total Group operating expenditure

2006	49,957	30%
2005	50,326	31%
2004	51,939	30%
2003	57,014	28%
2002	61,460	28%

          In 2005/06, approximately 86 per cent of the Company’s employees were based in the UK with the remainder based abroad, principally in Continental Europe and North America.

          BA recognises four trade unions in the UK with whom negotiations on pay and other terms and conditions of employment are conducted. With the exception of senior management, all BA staff in the UK are covered by collective bargaining agreements. The majority of overseas staff are covered by such agreements. As in most labour intensive industries, strikes, work stoppages and other organised labour activities can have significant adverse effects on operating and financial results.

Pensions

          The actuarial valuation of Airways Pension Scheme (APS) and New Airways Pension Scheme (NAPS) as at March, 2003 showed that the £820 million surplus in APS at the last valuation at March, 2000 has fallen to a surplus of £45 million and the NAPS deficit at March, 2000 has risen from £221 million to £928 million at March, 2003.

          Prior to the 2003 valuation, the Company paid around £118 million a year into NAPS. As a result of the valuation, contributions to NAPS have increased by £107 million to about £225 million a year. Contributions to APS were previously nil, and have increased to about £25 million per year. This effectively increased the Company’s UK labour costs by some 9 per cent.

          APS has been closed to new members since March 31, 1984 and NAPS closed to new members on March 31, 2003. The defined contribution plan for UK employees, the British Airways Retirement Plan (BARP), commenced on April 1, 2003. The number of employees who have joined BARP as at March 31, 2006 was 3,942.

Item 7 — Major Shareholders and Related Party Transactions

          No material transactions between the Company and its Directors and officers have been entered into in the year ended March 31, 2006 See page 44 of the Directors’ Report and Business Review – Remuneration Report - Service Contracts of Executive Directors for a description of certain service contracts.

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

          As at May 18, 2006 the following company held 5 per cent or more of the issued share capital of the Company, these shareholders having the same voting rights as all shareholders:

	2006		2005		2004

Shareholder	Percentage of issued capital held	Number of shares held	Percentage of issued capital held	Number of shares held	Percentage of issued capital held	Number of shares held

Barclays PLC	9.98	113,096,894	5.01	65,532,098	5.07	54,997,945

          As of May 18, 2006 the Directors and the Officers of the Company, listed on pages 1 and 2 of the Directors Report and Business Review, as a group had a beneficial interest in 104,911 Ordinary Shares, which represents approximately 0.001 per cent of the total issued share capital of the Company. See Page 48 of the Directors Report and Business Review – Remuneration Report – Directors’ Beneficial Interests in Shares.

          As far as is known to the Company, no arrangements exist, the operation of which may at a subsequent date result in a change in control of the Company.

          On May 18, 2006, 3,978,868 ADS (equivalent to 39,788,680 Ordinary Shares or 3.51 per cent of the total Ordinary Shares outstanding) were held by 2,418 holders in the United States.

Item 8 — Financial Information

Consolidated Statements and Other Financial Information.

          See “Item 18 — Financial Statements”.

Dividends(1)

	Year ended March 31
	2006		2005		2004		2003		2002

Pounds Sterling
Interim	0.00	p	0.00	p	0.00	p	0.00	p	0.00	p
Final	0.00	p	0.00	p	0.00	p	0.00	p	0.00	p

Total	0.00	p	0.00	p	0.00	p	0.00	p	0.00	p

US Dollars(1)
Interim	$0.00		$0.00		$0.00		$0.00		$0.00
Final	$0.00		$0.00		$0.00		$0.00		$0.00

Total	$0.00		$0.00		$0.00		$0.00		$0.00

(1)	Dollar amounts are translated at the Noon Buying Rate for pounds Sterling at each of the respective payment dates.

          Dividends are set forth in the above table under the year to which they relate rather than the year in which they were paid. Dividends shown have not been increased by certain tax credits relating to dividend payments as discussed under “Item 10 — Additional Information — Tax”.

          In fiscal year 2006, no interim dividend was paid and the Board of Directors has recommended that no final dividend be paid. Future dividends will be dependent upon the Company’s cash flow, earnings, financial condition and other factors. The compulsory adoption of International Accounting Standards from April 1, 2005 has also impacted the Company’s ability to pay a dividend in the foreseeable future due to the material reduction of distributable reserves from applying the new accounting policies.

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

Legal Proceedings

          The Company is under investigation by the European Commission, the US Department of Justice, the Competition Commission in Canada and the New Zealand Commerce Commission in connection with alleged anti-competitive activity related to its cargo business. BA is named as a defendant in a number of lawsuits that have been filed in various parts of the United States in connection with these allegations. It is not possible to predict whether these actions will have an adverse affect on the Group’s financial position or results of operations.

          A number of other lawsuits and regulatory proceedings are pending the outcome of which in the aggregate is not expected to have a material effect on the Group’s financial position or results of operations.

Significant Changes

          There have been no significant changes since March 31, 2006.

Item 9 — The Offer and Listing

          The principal trading market for the Company’s Ordinary Shares is the London Stock Exchange.

          ADS, each representing ten of the Company’s Ordinary Shares, are listed on the New York Stock Exchange. Citibank N.A. is the depositary of the Ordinary Shares underlying the ADS.

          The following table sets forth for the periods indicated the highest and lowest middle market quotations for the Ordinary Shares as derived from the Daily Official List of the UK Financial Services Authority and the highest and lowest sales prices of the ADS as reported on the New York Stock Exchange composite tape.

	Ordinary Shares		ADS
	High	Low	High	Low

	(Pence)		(US Dollars)

Five-year data on an annual basis

Year Ended March 31

2002	387	139	54.94	20.3
2003	244.75	86	35.5	14.4
2004	332.25	105.5	61.49	16.63
2005	305.25	199.5	55.75	36.10
2006	362.50	236.25	63.28	44.84

Two-year data on a quarterly basis 2005

First Quarter	305.25	243.25	55.75	43.08
Second Quarter	278.75	205.5	51.00	37.35
Third Quarter	235	199.5	45.61	36.10
Fourth Quarter	286.5	231	54.11	43.39
2006
First Quarter	280.75	236.25	51.55	44.84
Second Quarter	296.25	260.75	53.70	46.32
Third Quarter	341.75	287.00	60.71	51.28
Fourth Quarter	362.50	312.00	63.28	54.71
Six-month data on a monthly basis

December	341.75	312.00	60.71	54.05
January	339.50	312.00	59.73	54.71
February	335.50	315.75	58.65	55.42
March	362.50	316.75	63.28	55.46
April	356.50	334.50	62.65	58.89
May	351.25	320.00	66.16	60.55

Item 10 – Additional Information

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

Memorandum and Articles of Association

          The following summarises certain material rights of holders of the Company’s Ordinary Shares under the provisions of the Company’s Memorandum and Articles of Association and English law. This summary is qualified in its entirety by reference to the Companies Act and the Company’s Memorandum and Articles of Association. Copies of the Company’s Memorandum and Articles of Association have been filed as exhibits to the Company’s annual report on Form 20-F and are also available at www.bashares.com.

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

Directors

          Under the Company’s Articles of Association, a director shall not vote in respect of any proposal in which the director or a person connected with the director has an interest which to the director’s knowledge is a material interest other than by virtue of the director’s interests in securities of, or otherwise in or through, the Company. This is subject to certain exceptions relating to: (i) a security, guarantee or indemnity to the director (or a third party) by the Company or any of its subsidiary undertakings in connection with any debts or obligations of the Company assumed by the director, (ii) an offer of securities of or by the Company or any of its subsidiary undertakings in which the director will be interested as an investor, participant or underwriter, (iii) a proposal concerning any other company in which the director is an interested party if the director does not have an interest in one per cent or more of the issued Ordinary Shares or the voting rights available to members of the relevant company, (iv) certain benefits plans under which the director may benefit and which do not award any privileges or benefits not generally awarded to the other employees to which the agreement relates, provided that the director shall not vote with respect to the director’s own participation in such plan and (v) liability insurance that the Company is empowered to purchase for the benefit of directors of the Company in respect of actions undertaken as directors (or officers) of the Company.

          The quorum necessary for the transaction of business may be fixed from time to time by the directors and, unless so fixed at any other number, shall be two. A meeting of the directors at which a quorum is present shall be competent to exercise all powers and discretions for the time being exercisable by the directors.

          The directors are empowered to borrow money, subject to the limitation that the aggregate outstanding amount of funds borrowed by the Company and its subsidiaries from persons outside the Group shall not exceed two and one half times the “Adjusted Capital and Reserves,” as defined in the Company’s Articles of Association.

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

          Pursuant to Article 86, the ordinary remuneration of the directors is to be determined in accordance with the principles referred to in the Company’s remuneration policy as approved by shareholders in general meetings from time to time, disclosed in a remuneration report to be voted upon at the Annual General Meeting each year. No director shall be responsible for determining his or her own remuneration.

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

          If and so far as in the opinion of the directors the profits of the Company justify such payments, the directors may declare interim dividends, and may also declare fixed dividends on any class of Ordinary Shares that carry dividend rights. The board of directors may also direct dividend payments in whole or in part by the distribution of specific assets, if authorised by an ordinary resolution of the shareholders.

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

          The directors did not recommend that any dividend should be paid in relation to the year ended March 31, 2006. No dividends were paid in relation to the year ended March 31, 2005.

Voting Rights/Meetings

          Any resolution put to the vote of a general meeting at which the holder of the Special Share (described in Limitations on Voting and Shareholding below) is entitled to vote shall be decided on a poll. At any general meeting of members, a resolution shall be decided on a show of hands unless a poll, which is a written vote, is duly demanded. On a show of hands, every member who is present in person or by proxy shall have one vote. On a written vote, every member who is present in person or by proxy shall have one vote for every share held by the member. A written vote may be demanded by any of the following:

•	the chairman of the meeting;

•	not less than five members present in person or by proxy and entitled to vote;

•

a member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting (other than the holder of the Special Share); and

•

a member or members present in person or by proxy and holding Ordinary Shares in the Company conferring a right to vote at the meeting being ordinary shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the ordinary shares conferring that right (other than the holder of the Special Share).

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

          An annual general meeting shall be held once in every year, at such time (within a period of not more than fifteen months after the holding of the last preceding annual general meeting) and place as may be determined by the directors. All other general meetings shall be called extraordinary general meetings. An annual general meeting shall be convened by advanced written notice of at least 21 days, or a shorter notice period if agreed upon by all of the members of the Company entitled to vote on the matter. An extraordinary general meeting shall be convened upon advanced written notice of at least 14 days, or a shorter notice period if agreed upon by a majority in number of the members having a right to attend holding not less than 95 per cent in nominal value of the Ordinary Shares giving that right. The dates of the meeting, delivery and receipt of notice are not included in determining whether notice is adequate.

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

          These powers include the power to impose an overall limit of not less than 25 per cent on the number of Ordinary Shares (“Relevant Shares”) in which non-UK or non-EEA nationals have any direct or indirect interest, as broadly defined in the Articles. However, these powers are only exercisable if the directors determine that it is necessary to use such powers to protect BA’s operating rights because action affecting such rights has occurred or is contemplated, threatened or intended or may occur because of the ownership or control of the Company by non-UK or non-EEA nationals or because of the aggregate number of Relevant Shares.

          There is no accepted international agreement as to what level of ownership or control must be retained by UK or EEA nationals but, in the absence of intervention from a foreign government or large interests of single or associated non-UK or non-EEA nationals, the Directors would not generally expect to have to apply any restriction unless the proportion of Relevant Shares threatens to exceed 50 per cent or to have to set a limit on Relevant Shares below that level, although no assurance can be given that this would be the case. All Ordinary Shares represented by ADS will generally be deemed by the Directors to be Relevant Shares unless the contrary is established to the satisfaction of the Directors. The Directors will publish the level of Relevant Shares from time to time. As of May 18, 2006, the proportion of Ordinary Shares held by non-UK nationals was 37 per cent; and by non-EEA nationals, 22 per cent. Having regard to all relevant factors, including the fact that there are no large interests of single or associated non-UK or non-EEA nationals, and in the absence of unforeseen developments, BA does not at present expect (but without limiting its freedom to act) to seek to exercise its power to restrict non-UK or non-EEA Ordinary Share ownership.

          If an overall limit on Relevant Shares is set and were or would be exceeded, the Directors would be entitled to refuse to register transfers of Ordinary Shares which would become Relevant Shares, holders of Ordinary Shares in excess of the limit could lose the right to attend and vote at general meetings and, as a last resort, the Directors could require disposals to reduce the number of Relevant Shares to the limit. The Directors could also, if they make a determination, exercise all or any of such powers in respect of certain Relevant Shares either without setting an overall limit or when the proportion of Relevant Shares is less than 25 per cent. In selecting Relevant Shares to be affected, the Directors would have regard to those which in their opinion caused their determination but would otherwise have regard to those last registered as Relevant Shares except where they consider that would be inequitable. A person interested in such Ordinary Shares could make representations as to why his Ordinary Shares should not have been selected.

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

          The sole function of this arrangement is to ensure that the votes capable of being cast by the UK shareholders of the Company, taken as a whole, never falls below a majority. The voting rights of the special share would only be triggered by a notice given by the Board of Directors. Following such a notice, the Special Share would provide its holder with a variable number of votes at any general meeting. That number of votes would depend on the number of shares owned solely by UK shareholders at any time, since the Special Share will always have attached to it sufficient votes to ensure that, when aggregated with the votes attaching to such solely UK owned shares, the total is 50 per cent + 1 vote. The votes of the Special Share would be made by the holder in a wholly mechanical manner and will simply depend on the proportion of UK owned shares being voted for or against a particular resolution and the proportion of UK owned shares not being voted on such resolution. No third party would have any discretion to change these proportions. The Board of Directors would publicise any use of the Special Share’s voting rights in accordance with the rules of each exchange on which it is listed.

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

Disclosure of Interests and Restrictions on Voting

          The Directors may by a disclosure notice require any member or other person appearing to be or to have been interested in Ordinary Shares to disclose such information as the Directors shall require relating to the ownership of or interests in the Shares in question. If any member or person appearing to have an interest in any Shares fails to give to the Company, within 28 days of the service on him of a disclosure notice, the information required, the registered holder of those Shares shall not be entitled to attend or vote at any general meeting of the Company or any meeting of holders of any class of shares of the Company. The 28-day period is reduced to 14 days in the case of a member holding not less than 0.25 per cent of the issued Shares of any class and, in addition, the payment of any dividend to such a member will be withheld and his Shares will not be transferred except pursuant to a take-over offer, a sale at arm’s length or a sale through a recognised investment exchange. A shareholder shall also not be entitled to attend or vote in the circumstances described under “Limitations of Voting and Shareholding” above. In addition, a shareholder shall not be entitled, in respect of any Shares, to vote at any general meeting or separate class meeting unless all amounts presently payable by him in respect of his Shares have been paid.

          Under the Companies Act 1985 (as amended) of Great Britain (the “Companies Act”), any person who acquires (alone or, in certain circumstances, with others) a material interest in the voting share capital of the Company in excess of 3 per cent or a non-material interest in excess of 10 per cent comes under an obligation to disclose prescribed particulars to the Company in respect of those shares. An obligation of disclosure also arises where such person’s notifiable interests subsequently fall below the notifiable percentage, or where, above that level, the percentage of the Company’s voting share capital in which he is interested (expressed in whole numbers) increases or decreases. In addition, the Company may require persons who it believes to be, or to have been within the previous three years, interested in its voting shares to disclose prescribed particulars of those interests. Failure to supply the information required may lead to disenfranchisement of the relevant shares and a prohibition on their transfer and on dividend and other payments in respect of them.

Exchange Controls

          There are currently no UK foreign exchange control restrictions on the payment of dividends on BA’s Ordinary Shares or on the conduct of the BA Group’s operations.

Tax

          The Company did not pay a dividend to shareholders during fiscal 2006 on either its Ordinary Shares or ADS.

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

          Under the current Income Tax Convention, a US resident individual or corporate holder of an Ordinary Share or ADS who or which satisfies the following conditions (an “Eligible US Holder”):

(i)	is resident in the US for the purposes of the Income Tax Convention (and, in the case of a corporation, not also resident in the UK for UK tax purposes);

(ii)	is not a corporation which, alone or together with one or more associated corporations, controls, directly or indirectly, 10 per cent or more of the voting stock of BA;

(iii)

whose holding of the Ordinary Shares or ADS is not effectively connected with a permanent establishment in the UK through which such holder carries on a business or with a fixed base in the UK from which such holder performs independent personal services; and

(iv)

under certain circumstances, is not an investment or holding company 25 per cent or more of the capital of which is owned, directly or indirectly, by persons that are neither individual residents nor citizens of the US will generally be entitled under the current Income Tax Convention to receive, in addition to any dividend paid by BA, an amount equal to the tax credit available to UK resident shareholders in respect of such dividend (currently equal to one –ninth of the dividend paid), but subject to a notional withholding tax equal to 15 per cent of the sum of the dividend paid and the tax credit. The withholding tax will exceed the tax credit and therefore no additional payment will result.

          The amount of withholding tax is restricted to the amount of the tax credit and no additional withholding tax is due in situations where the withholding tax is more than the tax credit.

          For example a dividend of 80 will entitle the holder to receive a tax credit of 8.89 (i.e. one-ninth of 80) and the amount of withholding tax will be limited to 8.89 (even though 15 per cent of the gross dividend would be 13.33). The result is that no refund entitlement exists and there is no withholding tax due. As a consequence the payment will equal 80.

          It is anticipated that almost all ADS holders will be subject to the above arrangements.

          US shareholders who own less than 10 per cent of the voting stock as portfolio investors, and who are entitled to a tax credit under the Income Tax Convention may elect to be treated as receiving an amount equal to the credit without affirmatively making a claim to the UK or obtaining a receipt therefrom. This election is made on Line 5 of Form 8833, which is to be filed with the portfolio investor’s income tax return. Such an investor making this election will be treated as having received an additional dividend equal to the gross tax credit payment and as having paid the UK withholding tax on such tax credit payment.

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

          Under the Finance Act 1986, a stamp duty reserve tax (“SDRT”) of 1 ½ per cent is payable on all transfers to the Depositary, or its nominee, of Ordinary Shares for inclusion in ADS. Such SDRT is calculated on the purchase price or market value of the Ordinary Shares so transferred.

US Federal Income Tax

          For purposes of this discussion, a US holder is a beneficial owner of Ordinary Shares or ADS that is (a) a citizen or resident of the US, (b) a domestic corporation, (c) an estate whose income is subject to US federal income tax regardless of its source, or (d) a trust if a US court can exercise primary supervision over the trust’s administration and one or more US persons are authorized to control all substantial decisions of the trust. This section does not apply to US holders if members of a special class of holders subject to special rules, including a dealer in securities, a trader in securities that elects to use a mark-to-market method of accounting for securities holdings, a tax-exempt organisation, a life insurance company, a person liable for alternative minimum tax, a person that actually or constructively owns 10 per cent or more of the Company’s voting stock, a person that holds Ordinary Shares or ADS as part of a straddle or a hedging or conversion transaction, or a US holder whose functional currency is not the US dollar.

Dividends

          Under the US federal income tax laws, the gross amount of any dividend paid by the Company out of its current or accumulated earnings and profits (as determined for US federal income tax purposes) to a US holder is subject to US federal income taxation. Dividends paid to a non-corporate US holder in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to the US holder at a maximum tax rate of 15 per cent provided that the Ordinary Shares or ADS are held by such US holder for more than 60 days during the 121-day period beginning 60 days before ex-dividend date and the US holder meets other holding period requirements. Dividends paid by the Company with respect to Ordinary Shares or ADS generally will be qualified dividend income.

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

          Subject to certain limitations, UK tax withheld will be creditable against the holder’s US federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15 per cent rate.

          Dividends will be income from sources outside the US. Dividends paid in taxable years beginning before January 1, 2007 generally will be “passive” or “financial services” income, and dividends paid in taxable years beginning after December 31, 2006 will, depending on circumstances, be “passive” or “general” Income which, in either case is treated separately from other types of income for purposes of computing the foreign tax credit allowable to a US holder.

Capital Gains

          A US holder that sells or otherwise disposes of Ordinary Shares or ADS will recognize capital gain or loss for US federal income tax purposes equal to the difference between the US Dollar value of the amount realized and the holder’s tax basis, determined in US Dollars, in the Ordinary Shares or ADS. Capital gain of a non-corporate US holder that is recognised before January 1, 2011, is generally taxed at a maximum rate of 15 per cent where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the US for foreign tax credit limitation purposes.

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

PART II

Item 13 — Defaults, Dividend Arrearages and Delinquencies

          None

Item 14 — Material Modifications to the Rights of Security Holders and Use of Proceeds

          None

Item 15 — Controls and Procedures

          Under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, the Company has evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of March 31, 2006. Based on that evaluation, the Company’s management, including the Chief Executive Officer and Chief Financial Officer, have concluded that these disclosure controls and procedures were effective as of March 31, 2006.

          In designing and evaluating our disclosure controls and procedures, our management, including the Chief Executive Officer and Chief Financial Officer, recognised that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. No reasonable system of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.

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

Item 16C – Principal Accountant Fees and Services

Auditors’ remuneration

          Fees for professional services provided by Ernst & Young LLP, the Group’s independent auditors, in each of the last two fiscal years are set out in the table below:

               £’000

		2006	2005
Group Auditors
	- Audit fees	2,871	2,342
	- Further assurance services	249	519
	- Tax services	54	94
	- Other services		82

		3,174	3,037

          Audit fees are defined as the remuneration for professional services rendered for the audit of the Group consolidated financial statements, and the audit of local statutory financial statements. This category also includes services that can only be provided by the Group auditor, such as auditing the application of new accounting policies, issuances of consent and comfort letters and any other audit services required for US Securities and Exchange Commission regulatory filings.

          Further assurance services for the financial year 2006 are related to the performance of the audit of the financial statements. The prior year includes due diligence services and assurance services on corporate reporting systems.

          Tax services include tax compliance, tax advice and tax planning services.

          Other services in the prior year comprise advisory services in relation to the disposal of the investment in Qantas.

          All fees payable to the auditor, Ernst & Young, require the approval of the Audit Committee. This expressly includes any fees for non-audit work carried out by the auditor. This policy covered all fees in each of the last two fiscal years as set out above. Finance Standing Instruction No 17 regulates the services which the auditor may and may not provide to the Group. The contracting of permitted services from the auditor must be approved in advance by the Chief Financial Officer up to a limit of £100,000 for an individual service. The Chief Financial Officer reports the level, cost and nature of such services to the Audit Committee quarterly. For projects of £100,000 or more (or which do not fall within the list of audit and audit related services specified in the Finance Standing Instruction), the prior approval of the Audit Committee is required.

Item 16D – Exemptions from the Listing Standards for Audit Committees.

          Available on the Company website, www.bashares.com, corporate governance section.

Item 16E – Purchases of Equity Securities by the Issuer and Affiliated Purchaser

          Neither the Company nor any affiliated purchaser purchased any of the Company’s equity securities during the year ended March 31, 2006.

PART III

Item 18 — Financial Statements

          The following Financial Statements and schedule, together with the report of Ernst & Young LLP thereon, are filed as part of this Annual Report:

Item 19 — Exhibits

Index to Exhibits

1.1	Memorandum and Articles of Association dated July 19, 2005.*

2.1

The total amount of long-term debt securities of the registrant and its subsidiaries under any one instrument does not exceed 10 per cent of the total assets of BA and its subsidiaries on a consolidated basis. BA agrees to furnish copies of any or all such instruments to the Securities and Exchange Commission on request.

4.1	Service Agreement between William Walsh and British Airways Plc dated March 8, 2005 *

4.2	Service Agreement between Martin George and British Airways Plc dated February 1, 1997 *

4.3	Service Agreement between Keith Williams and British Airways Plc dated January 1, 2006

4.4	Letter of Engagement between Martin Broughton and British Airways Plc dated March 11, 2004 *

4.5	Letter of Engagement between Maarten van den Bergh and British Airways Plc dated March 11, 2004 *

4.6	Letter of Engagement between Denise Kingsmill and British Airways Plc dated November 1, 2004 *

4.7	Letter of Engagement between Dr Martin Read and British Airways Plc dated March 11, 2004 *

4.8	Letter of Engagement between Alison Reed and British Airways Plc dated March 11, 2004 *

4.9	Letter of Engagement between Ken Smart and British Airways Plc dated July 19, 2005 *

4.10	Letter of Engagement between Baroness Symons and British Airways Plc dated May 13, 2005 *

4.11	Letter of Engagement between Chumpol NaLamlieng and British Airways Plc dated September 16, 2005

8.1	Subsidiaries, included on page 16 of the Directors’ Report and Business Review.

12.1	Certification by the Chief Executive of British Airways Plc in accordance with Section 302 of the Sarbanes-Oxley Act of 2002, dated June 5, 2006

12.2	Certification by the Chief Financial Officer of British Airways Plc in accordance with Section 302 of the Sarbanes-Oxley Act of 2002, dated June 5, 2006.

13.1	Certification by the Chief Executive and the Chief Financial Officer of British Airways Plc is furnished in accordance with Section 906 of the Sarbanes-Oxley Act 2002, dated June 5, 2006

14.1	Consent of the Independent Registered Public Accounting Firm, included on page F-2.

*	Incorporated by reference to the Company’s annual report on Form 20-F for the financial year ended March 31, 2005.

SIGNATURES

          The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BRITISH AIRWAYS Plc
(Registrant)

By /s/ ALAN BUCHANAN

Name: Alan Buchanan
Title: Company Secretary

Dated: June 5, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of British Airways Plc

We have audited the accompanying consolidated balance sheets of British Airways Plc as of March 31, 2006 and 2005, and the related consolidated statements of income, changes in equity shareholders’ funds and cash flows for each of the two years in the period ended March 31, 2006. Our audits also included the financial statement schedule listed in the Index at Item 18. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of British Airways Plc at March 31, 2006 and 2005, and the consolidated results of its operations and its consolidated cash flows for each of the two years in the period ended March 31, 2006, in conformity with International Financial Reporting Standards as adopted by the European Union which differ in certain respects from United States generally accepted accounting principles (see Note 36 of Notes to the Consolidated Financial Statements). Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 2 of Notes to the Consolidated Financial Statements, the Company changed its method of accounting for financial instruments as of April 1, 2005.

ERNST & YOUNG LLP
London, England
May 18, 2006

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 33-15663, 33-67242 and 33-10716) pertaining to the employee share plans of British Airways Plc listed on the facing sheets thereof and in the related Prospectuses of the reference to our firm under ‘Item 3 – Key Information – Selected Financial Data’ and of our report dated May 18, 2006, with respect to the consolidated financial statements and schedule of British Airways Plc both included in the Annual Report (Form 20-F) for the year ended March 31, 2006.

ERNST & YOUNG LLP
London, England
June 5, 2006

BRITISH AIRWAYS Plc AND SUBSIDIARIES

GROUP CONSOLIDATED INCOME STATEMENT

		Year ended March 31

£ million	Note	2006		2005

Traffic Revenue
Passenger		6,820		6,500
Cargo		498		482

		7,318		6,982
Other revenue (including fuel surcharges)		1,197		790

Revenue	3	8,515		7,772

Employee costs		2,346		2,235
Depreciation, amortisation and impairment		717		739
Aircraft operating lease costs		112		106
Fuel and oil costs		1,632		1,128
Engineering and other aircraft costs		473		432
Landing fees and en route charges		559		556
Handling charges, catering and other operating costs		955		918
Selling costs		449		490
Currency differences		(18)		15
Accommodation, ground equipment & IT costs		585		597

Total expenditure on operations		7,810		7,216

Operating Profit	4	705		556
Fuel derivative gains*		19
Finance costs	7	(221)		(265)
Finance income	7	93		97
Financing income and expense relating to pensions	7	(18)		(29)
Retranslation (charges) / credits on currency borrowings	7	(13)		56
Profit on sale of fixed assets and investments	8	27		71
Share of post-tax profits in associates accounted for using the equity method	17	28		24
Income relating to fixed asset investments	9			3

Profit before tax for the year		620		513
Tax	10a	(153)		(121)

Profit after tax for the year		467		392

Attributable to:
Equity holders of the parent (1)		451		377
Minority interest		16		15

		467		392

Earnings per share
Basic	11	40.4	p	35.2	p
Diluted	11	39.8	p	34.1	p

* Fuel derivative gains reflect the ineffective portion of unrealised gains and losses on fuel derivative hedges required to be recognised through the income statement under IAS 39.

(1)

A summary of the significant adjustments to profit for the year which would be required if United States generally accepted accounting principles had been applied instead of those generally accepted in the United Kingdom is given in Note 36 of Notes to Financial Statements.

The Notes to Financial Statements are an integral part of these Financial Statements.

BRITISH AIRWAYS Plc AND SUBSIDIARIES

GROUP CONSOLIDATED BALANCE SHEETS

		Year ended March 31

£ million	Note	2006	2005

Non-current Assets
Property, plant and equipment	12
Fleet		6,606	6,944
Property		974	1,000
Equipment		302	385

		7,882	8,329

Goodwill	15	72	72
Landing rights	15	115	122
Other intangible assets	15	46	60

		233	254

Investments in associates	17	131	126
Other investments	18	33	30
Employee benefit assets	31	137	137
Other financial assets	18	89	38

Total non-current assets		8,505	8,914

Non-current assets held for sale	14	3	5

Current assets and receivables
Expendable spares and other inventories	19	83	84
Trade receivables		685	685
Other current assets	20	458	301

Other current interest bearing deposits	21	1,533	1,133
Cash and cash equivalents	21	907	549

		2,440	1,682

Total current assets and receivables		3,666	2,752

Total assets		12,174	11,671

Shareholders’ equity and liabilities
Shareholder’s equity
Issued share capital	28	283	271
Share premium		888	788
Investment in own shares			(26)
Other reserves	30	690	152

Total shareholders’ equity (1)		1,861	1,185

Minority interests	30	213

Total equity		2,074

Equity minority interest			12
Non-equity minority interest			200

Minority interests			212

Non-current liabilities
Interest bearing long-term borrowings	24	3,602	4,045
Employee benefit obligations	31	1,803	1,820
Provisions for deferred tax	10	896	816
Other provisions	26	135	112
Other long-term liabilities	23	232	212

Total non-current liabilities		6,668	7,005

Current liabilities
Current portion of long-term borrowings	24	479	447
Convertible borrowings			112
Trade and other payables	22	2,822	2,642
Current tax payable		75	36
Short-term provisions	26	56	32

Total current liabilities		3,432	3,269

Total equity and liabilities		12,174	11,671

(1)

A summary of the significant adjustments to total equity shareholders’ funds which would be required if United States generally accepted accounting principles had been applied instead of those generally accepted in the United Kingdom is given in Note 36 of Notes to Financial Statements.

The Notes to Financial Statements are an integral part of these Financial Statements.

BRITISH AIRWAYS Plc AND SUBSIDIARIES

GROUP CONSOLIDATED CASH FLOW STATEMENTS

		Year ended March 31

£ million	Note	2006	2005

Cash flows from operating activities

Operating profit		705	556
Depreciation, amortisation and impairment		717	739

Operating cash flow before working capital changes		1,422	1,295
Decrease / (Increase) in inventories, trade and other receivables		23	(71)
Increase in trade and other payables and provisions		150	15
Other non-cash movements		12	8
Cash generated from operations		1,607	1,247
Interest paid		(211)	(242)
Taxation		(57)

Net cash flow from operating activities		1,339	1,005

Cash flows from investing activities
Purchase of property, plant and equipment		(275)	(356)
Purchase of intangible assets		(8)	(32)
Purchase of interest in associate		(5)
Purchase of other investments		(2)
Proceeds from sale of associated companies			427
Proceeds from sale of other investments		1
Proceeds from sale of property, plant and equipment		9	57
Costs of disposal of subsidiary company		(6)	(12)
Proceeds from sale of interest in the London Eye Company Ltd		78
Interest received		78	78
Dividends received		22	23
Increase in interest bearing deposits		(402)	(487)

Net cash flow from investing activities		(510)	(302)

Cash flows from financing activities
Proceeds from long-term borrowings			116
Repayment of borrowings		(64)	(168)
Capital elements of finance leases and hire purchase arrangements repaid		(415)	(1,103)
Exercise of share options		21	4
Distributions made to holders of perpetual securities		(14)	(14)
Other financing income			5

Net cash flow from financing activities		(472)	(1,160)

Net increase/(decrease) in cash and cash equivalents		357	(457)
Net foreign exchange difference		1	(18)
Cash and cash equivalents at April 1		549	1,024

Cash and cash equivalents at March 31	21	907	549

(1)

The significant differences between the cash flow statements presented above and those required under United States generally accepted accounting principles are described in Note 36 of Notes to Financial Statements.

The Notes to Financial Statements are an integral part of these Financial Statements.

BRITISH AIRWAYS Plc AND SUBSIDIARIES

GROUP CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

					Other	Total			Non-equity
Group		Issued	Share	Investment	reserves	shareholders’	Minority	Total	minority
£ million	Note	capital	premium	in own shares	(Note 30)	equity	interest	equity	interest

At April 1, 2005		271	788	(26)	152	1,185	12	1,197	200

Effect of adopting IAS 39 and IAS 32	35				183	183	200	383	(200)
Profit for the period					451	451		451
Exchange differences and other movements					2	2	1	3
Net movement on cash flow hedges					(117)	(117)		(117)
Cost of share based payment					12	12		12
Deferred tax effect of share options					7	7		7
Share of other movements in reserves of associates					5	5		5

Total income and expense for the period					360	360	1	361
Exercise of share options				26	(5)	21		21
Conversion of Convertible Capital Bonds 2005		12	100			112		112

At March 31, 2006		283	888		690	1,861	213	2,074

For the year ended March 31, 2005

				Other	Total		Non equity
Group	Issued	Share	Investment	reserves	shareholders’	Minority	minority
£ million	capital	premium	in own shares	(Note 30)	funds	interest	interest

At April 1, 2004	271	788	(31)	(231)	797	10	200
Profit for the period				377	377
Exchange differences and other movements				(22)	(22)	2
Cost of share based payment				8	8
Exchange written back on disposals				21	21

Total income and expense for the period				384	384	2
Exercise of share options			5	(1)	4

At March 31, 2005	271	788	(26)	152	1,185	12	200

BRITISH AIRWAYS Plc AND SUBSIDIARIES

Notes to the accounts

1	Authorisation of financial statements and compliance with IFRSs

The Group’s financial statements for the year ended March 31, 2006 were authorised for issue by the Board of Directors on May 18, 2006 and the balance sheets were signed on the Board’s behalf by Willie Walsh and Keith Williams. British Airways Plc is a public limited company incorporated and domiciled in England & Wales. The Group’s ordinary shares are traded on the London Stock Exchange.

From April 1, 2005, as required by the European Union’s IAS Regulation and the Companies Act 1985, the Group has prepared its consolidated financial statements in accordance with International Financial Reporting Standards (‘IFRSs’)* as adopted by the European Union (EU). IFRSs as adopted by the EU differ in certain respects from IFRSs as issued by the International Accounting Standards Board (IASB). However, the consolidated financial statements for the periods presented would be no different had the Group applied IFRSs as issued by the IASB. References to ‘IFRS’ hereafter should be construed as references to IFRSs as adopted by the EU. The principal accounting policies adopted by the Group are set out in note 2. The financial statements comprise the first complete set of financial statements presented by the Group that comply with IFRSs.

* For the purposes of these statements, IFRS also include International Accounting Standards (IAS).

2	Accounting policies

Accounting convention

The accounting policies and basis of preparation differ from those set out in the Report and Accounts for the year ended March 31, 2005 which were prepared in accordance with United Kingdom accounting standards and the Companies Act 1985 (UK GAAP).

A preliminary summary of the significant accounting policies used in the preparation of these financial statements under IFRSs and the impact of the change from UK GAAP to IFRS on comparative periods as required by IFRS 1 - ‘First-time adoption of International Financial Reporting Standards’ were included in the Group’s ‘Release of financial information for 2004/05 under International Financial Reporting Standards’ published on July 4, 2005. The release included the results for the year ended March 31, 2005 restated under IFRSs and a summary of the significant differences to UK GAAP. The release also included restated balance sheets at March 31, 2005 and April 1, 2004, the Group’s transition date to IFRSs. Reconciliations to IFRSs from the previously published UK GAAP financial statements are summarised in note 35.

As permitted under IFRS 1, the Group elected to apply the requirements of IAS 32 - ‘Financial Instruments - Disclosure and Presentation’ and IAS 39 - ‘Financial Instruments - Recognition and Measurement’ from April 1, 2005. As a consequence certain assets and liabilities are required to be recognised and measured at fair value. As a result of the application of IAS 39 the opening net assets of the Group increased by £183 million at April 1, 2005. The increase represents the fair value of financial instruments and available-for-sale financial assets (£193 million, net of deferred tax), partially offset by the impact of the Group’s share of the opening reserves adjustments of associates (£10 million). The adoption of IAS 32 had no impact on the reserves or net assets of the Group except for minor presentational differences between minority interests and shareholders’ equity.

These financial statements have been prepared on a historical cost convention except for certain financial assets and liabilities, including derivative financial instruments and available-for-sale financial assets, that are measured at fair value. The carrying value of recognised assets and liabilities that are subject to fair value hedges are adjusted to record changes in the fair values attributable to the risks that are being hedged.

The Group’s financial statements are presented in Pounds Sterling and all values are rounded to the nearest million pound (£m) except where indicated otherwise.

Basis of consolidation

The Group accounts include the accounts of the company and its subsidiaries, each made up to March 31, together with the attributable share of results and reserves of associates, adjusted where appropriate to conform with British Airways’ accounting policies. The Group’s share of profits less losses of associates is included in the Group income statement and its share of the post-acquisition results of these companies is included in interests in associates in the Group balance sheet. Certain associates make up their annual audited accounts to dates other than March 31. In the case of Iberia and Comair, published results up to the year ended December 31 are included. In other cases, results disclosed by subsequent unaudited management accounts are included. The attributable results of those companies acquired or disposed of during the year are included for the periods of ownership. In the case of the Group’s investment in Qantas, results up to the year ended June 30, 2004 are included in the comparative year. In addition, the Group has consolidated The London Eye Company Ltd for the period to February 8, 2006 when, as a result of the sale of the Group’s interest to The Tussauds Group, the Group lost control (see note 14). Prior to this, the substance of the relationship between the Group and The London Eye Company Ltd indicated that it was controlled by the Group, through a combination of voting rights and the rights available to it as the main provider of funding, whereby it was able to control its financial and operating policies.

Notes to the accounts - continued

2	Accounting policies - continued

Revenue

Revenue is recognised when the transportation service is provided. Passenger ticket and cargo waybill sales, net of discounts, are recorded as current liabilities in the ‘sales in advance of carriage’ account until recognised as revenue. Unused tickets are recognised as revenue using estimates regarding the timing of recognition based on the terms and conditions of the ticket and historical trends. Other revenue is recognised at the time the service is provided. Commission costs are recognised at the same time as the revenue to which they relate and are charged to cost of sales.

Revenue recognition - Mileage programmes

The Group operates two principal loyalty programmes. The airline frequent flyer programme operates through the airline’s ‘Executive Club’ and allows frequent travellers to accumulate ‘BA Miles’ mileage credits which entitle them to a choice of various awards, primarily free travel. The estimated direct incremental cost of providing free redemption services, including British Airways’ flights, in exchange for redemption of miles earned by members of the Group’s ‘Executive Club’ is accrued as members of the scheme accumulate mileage. These costs are charged to selling costs.

In addition, ‘BA Miles’ are sold to commercial partners to use in promotional activity. The fair value of the miles sold is deferred and recognised as revenue on redemption of the miles by the participants to whom the miles are issued. The incremental cost of providing free redemption services is recognised when the miles are redeemed.

The Group also operates the AIRMILES scheme, operated by the company’s wholly-owned subsidiary Airmiles Travel Promotions Ltd. The scheme allows companies to purchase miles for use in their own promotional activities. Miles can be redeemed for a range of benefits, including flights on British Airways and other carriers. The fair value of the miles sold is deferred and recognised as revenue on redemption of the miles by the participants to whom the miles are issued. The incremental cost of providing free redemption services is recognised when the miles are redeemed.

Segmental reporting

The Group’s primary reporting segments comprise business segments and the secondary format is based on geographic segments. Business segments are based on the internal management structure and system of internal financial reporting. They reflect components of the Group with distinguishable revenues, costs and assets and are subject to risks different from those of other reportable segments due either to the products they provide or the markets in which they operate. The nature of the primary business segments is set out below.

a	Business segments

The network airline business segment comprises the Group’s main scheduled passenger and cargo operations and revenues ancillary to the provision of those services. The network airline business utilises the Group’s aircraft assets flexibly across the worldwide route network.

The regional airline business segment comprises the Group’s scheduled regional operation and revenues ancillary to the provision of those services. The regional airline business utilises a dedicated fleet of aircraft to provide services from United Kingdom regional airports principally to shorthaul destinations within the UK and Europe.

Non-airline businesses include principally Airmiles Travel Promotions Ltd, BA Holidays Ltd, Speedbird Insurance Company Ltd and The London Eye Company Ltd.

All segments relate to continuing operations. Transfer prices between business segments are set on an arm’s length basis.

b	Geographical segments

	i)	Turnover by origin: The analysis of turnover by origin is derived by allocating revenue to the area in which the sale was made.

ii)

Geographical analysis of net assets: The major revenue-earning asset of the Group is the aircraft fleet, the majority of which are registered in the United Kingdom. Since the Group’s aircraft fleet is employed flexibly across its worldwide route network, there is no suitable basis of allocating such assets and related liabilities to geographical segments.

Intangible fixed assets

a	Goodwill

Where the cost of a business combination exceeds the fair values attributable to the net assets acquired, the resulting goodwill is capitalised and tested for impairment annually and, in addition, whenever indicators exist that the carrying value may not be recoverable. Prior to the adoption of IFRS 3, which was applied prospectively from April 1, 1999, any goodwill that had been recognised on acquisition was amortised over a period not exceeding 20 years. Prior to March 31, 1998 goodwill was set off against reserves on the acquisition of a business or an equity interest in an associate. Such goodwill is not recognised on transition to IFRS. Any goodwill arising on the acquisition of equity accounted entities is included within the cost of those entities.

Notes to the accounts - continued

2	Accounting policies - continued

Intangible fixed assets- continued

b	Landing rights

Landing rights acquired from other airlines either directly or as a result of a business combination are capitalised at cost or at fair value and amortised on a straight line basis over a period not exceeding 20 years.

c	Software

The costs of purchase or development of computer software that is separable from an item of related hardware is capitalised separately and amortised over a period not exceeding 4 years on a straight line basis.

The carrying value is reviewed for impairment if events or changes in circumstances indicate the carrying value may not be recoverable.

Property, plant and equipment

Property, plant and equipment is held at cost. The Group has a policy of not revaluing tangible fixed assets. Depreciation is calculated to write off the cost less estimated residual value, on a straight line basis over the useful life of the asset. Residual values, where applicable, are reviewed annually against prevailing market values for equivalently aged assets and depreciation rates adjusted accordingly on a prospective basis.

The carrying value is reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable and the cumulative impairment losses are shown as a reduction in the carrying value of tangible fixed assets.

The Group has taken advantage of the exemption in IFRS 1 that allows it to carry forward property at deemed cost after taking account of revaluations carried out at March 31, 1995.

a	Capitalisation of interest on progress payments

Interest attributed to progress payments, and related exchange movements on foreign currency amounts, made on account of aircraft and other significant assets under construction is capitalised and added to the cost of the asset concerned.

b	Fleet

All aircraft are stated at the fair value of the consideration given after taking account of manufacturers’ credits. Fleet assets owned, or held on finance lease or hire purchase arrangements, are depreciated at rates calculated to write down the cost to the estimated residual value at the end of their planned operational lives on a straight line basis.

Cabin interior modifications, including those required for brand changes and relaunches, are depreciated over the lower of five years and the remaining life of the aircraft.

Aircraft and engine spares acquired on the introduction or expansion of a fleet, as well as rotable spares purchased separately, are carried as tangible fixed assets and generally depreciated in line with the fleet to which they relate.

Major overhaul expenditure, including replacement spares and labour costs, is capitalised and amortised over the average expected life between major overhauls. All other replacement spares and other costs relating to maintenance of fleet assets (including maintenance provided under ‘power-by-the-hour’ contracts) are charged to the income statement on consumption or as incurred respectively.

c	Property and equipment

Provision is made for the depreciation of all property and equipment, apart from freehold land, based upon expected useful lives, or in the case of leasehold properties over the duration of the leases if shorter, on a straight line basis.

d	Leased and hire purchase assets

Where assets are financed through finance leases or hire purchase arrangements, under which substantially all the risks and rewards of ownership are transferred to the Group, the assets are treated as if they had been purchased outright. The amount included in the cost of tangible fixed assets represents the aggregate of the capital elements payable during the lease or hire purchase term. The corresponding obligation, reduced by the appropriate proportion of lease or hire purchase payments made, is included in creditors. The amount included in the cost of tangible fixed assets is depreciated on the basis described in the preceding paragraphs and the interest element of lease or hire purchase payments made is included in interest payable in the income statement. Total minimum payments, measured at inception, under all other lease arrangements, known as operating leases, are charged to the income statement in equal annual amounts over the period of the lease. In respect of aircraft, certain operating lease arrangements allow the Group to terminate the leases after a limited initial period, normally 5 to 7 years, without further material financial obligations. In certain cases the Group is entitled to extend the initial lease period on pre-determined terms; such leases are described as extendible operating leases.

Notes to the accounts - continued

2	Accounting policies - continued

Inventories

Inventories, including aircraft expendables, are valued at the lower of cost and net realisable value.

Cash and cash equivalents

Cash and cash equivalents includes cash in hand and deposits with any qualifying financial institution repayable on demand or maturing within three months of the balance sheet date.

Employee benefits

Employee benefits, including pensions and other post-retirement benefits (principally post-retirement healthcare benefits) are presented in these financial statements in accordance with IAS 19 - ‘Employee Benefits’. For the Group’s defined benefit plans, post-retirement obligations are measured at discounted present value whilst plan assets are measured at fair value at the balance sheet date. The cost of current service costs are recognised in the income statement so as to recognise the cost of providing the benefit on a straight line basis over the service lives of the employees using the projected unit credit method. Past service costs are recognised when the benefit has been given. The financing cost and expected return on plan assets are recognised within financing costs in the periods in which they arise. The accumulated effect of changes in estimates, changes in assumptions and deviations from actuarial assumptions (actuarial gains and losses) that are less than 10% of the higher of pension benefit obligations and pension plan assets at the beginning of the year are not recorded. When the accumulated effect is above 10% the excess amount is recognised in the income statement over the estimated average remaining service period.

Amounts paid to defined contribution post-retirement schemes are recognised within the income statement when the payments fall due.

Other employee benefits are recognised when the obligation exists for the future liability.

Share-based payment

The fair value of employee share option plans is measured at the date of grant of the option using a binomial valuation model. The resulting cost, as adjusted for the expected and actual level of vesting of the options, is charged to income over the period in which the options vest. At each balance sheet date before vesting the cumulative expense is calculated, representing the extent to which the vesting period has expired and management’s best estimate of the achievement or otherwise of non-market conditions, of the number of equity instruments that will ultimately vest. The movement in cumulative expense since the previous balance sheet date is recognised in the income statement with a corresponding entry in equity. The Group has taken advantage of the transitional provisions of IFRS 2 in respect of the fair value of equity settled awards so as to apply IFRS 2 only to those equity-settled awards granted after November 2002 that had not vested before January 1, 2005.

Taxation

Current tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities, based on tax rates and laws that are enacted or substantively enacted at the balance sheet date.

Deferred income tax is recognised on all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements, with the following exceptions:

- Where the temporary difference arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss;

- In respect of taxable temporary differences associated with investments in subsidiaries or associates, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future; and

- Deferred income tax assets are recognised only to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, carried forward tax credits or tax losses can be utilised.

Deferred income tax assets and liabilities are measured on an undiscounted basis at the tax rates that are expected to apply when the related asset is realised or liability is settled, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Income tax is charged or credited directly to equity if it relates to items that are credited or charged to equity. Otherwise income tax is recognised in the income statement.

Provisions

Provisions are made when an obligation exists for a future liability in respect of a past event and where the amount of the obligation can be reliably estimated. Restructuring provisions are made for direct expenditures of a business reorganisation where the plans are sufficiently detailed and well advanced, and where appropriate communication to those affected has been undertaken at the balance sheet date. If the effect is material, expected future cash flows are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to unwinding the discount is recognised as a finance cost.

Foreign currency translation

Transactions in foreign currencies are initially recorded in the functional currency, Sterling, by applying the spot exchange rate ruling at the date of the transaction. Monetary foreign currency balances are translated into Sterling at the rates ruling at the balance sheet date. All other profits or losses arising on translation are dealt with through the income statement except where hedge accounting is applied. The net assets of foreign operations are translated into Sterling at the rate of exchange ruling at the balance sheet date. Profits and losses of such operations are translated into Sterling at average rates of exchange during the year. The resulting exchange differences are taken directly to a separate component of equity until all or part of the interest is sold when the relevant portion of the cumulative exchange is recognised in income.

Under IFRS 1, exchange differences arising prior to April 1, 2004 are deemed to be zero.

Notes to the accounts - continued

2	Accounting policies - continued

Derivatives and financial instruments

IAS 32 and IAS 39 were adopted from April 1, 2005.

Under IAS 39 - ‘Financial Instruments - Recognition and Measurement’, financial instruments are recorded initially at fair value. Subsequent measurement of those instruments at the balance sheet date reflects the designation of the financial instrument. The Group determines the classification at initial recognition and re-evaluates this designation at each year-end except for those financial instruments measured at fair value through profit or loss.

Other investments (other than interests in associates) are designated as available-for-sale financial assets and are recorded at fair value. Any change in the fair value is reported in equity until the investment is sold when the cumulative amount recognised in equity is recognised in income. Any provisions for impairment of the carrying value are reflected in income when they arise. Exchange gains and losses on monetary items are taken to income unless the item has been designated and is assessed as an effective hedging instrument in accordance with the requirement of IAS 39. Exchange gains and losses on non-monetary investments are reflected in equity until the investment is sold when the cumulative amount recognised in equity is recognised in income.

Long-term borrowings are recorded at amortised cost. Certain leases contain interest rate swaps that are closely related to the underlying financing and, as such, are not accounted for as an embedded derivative.

Derivative financial instruments, comprising interest rate swap agreements, foreign exchange derivatives and fuel hedging derivatives (including options, swaps and futures) are measured at fair value on the Group balance sheet.

Cash flow hedges

Changes in the fair value of derivative financial instruments are reported through operating income or financing according to the nature of the instrument unless the derivative financial instrument has been designated as a hedge of a highly probable expected future cash flow. Gains and losses on derivative financial instruments designated as cash flow hedges and assessed as effective for the period, are taken to equity in accordance with the requirements of IAS 39. Gains and losses taken to equity are reflected in the income statement when either the hedged cash flow impacts income or its occurrence ceases to be probable.

Certain loan repayment instalments denominated in US dollars and Japanese yen are designated as cash flow hedges of highly probable future foreign currency revenues. Exchange differences arising from the translation of these loan repayment instalments are taken to equity in accordance with IAS 39 requirements and subsequently reflected in the income statement when either the future revenue impacts income or its occurrence ceases to be probable.

Prior to the adoption of IAS 39 and IAS 32 the Group’s accounting policy for derivatives was to defer and only recognise in the Group income statement gains and losses on hedges of revenues or operating payments as they crystallised. The fair value of derivative financial instruments was not recognised on the Group balance sheet.

Amounts payable or receivable in respect of interest rate swap agreements were recognised in the net interest payable charge over the period of the contracts on an accruals basis. Cross currency swap agreements and forward foreign exchange contracts taken out to hedge borrowings were brought into account in establishing the carrying values of the relevant loans, leases or hire purchase arrangements in the balance sheet. Gains and losses on forward exchange contracts to hedge capital expenditure commitments are recognised as part of the total Sterling carrying cost of the relevant tangible asset as the contracts mature or are closed out. This policy has been applied to the comparative information presented for periods commencing prior to April 1, 2005.

IFRS transitional arrangements

The Group has applied the optional transitional exemptions under IFRS 1 in the preparation of these financial statements as follows:

a	The accumulated actuarial gains and losses in relation to employee defined benefit retirement plans have been recognised in full at April 1, 2004.

b	The provisions of IFRS 3 - ‘Business Combinations’ have been applied prospectively from April 1, 1999.

c	The carrying value of revalued assets at April 1, 2004 has been taken as the deemed cost.

d	The cumulative translation difference on foreign operations at April 1, 2004 is deemed to be zero.

e	The provisions of IFRS 2 - ‘ Share based payment’ are applied only to awards made after November 7, 2002.

f

Comparative information for IAS 32 - ‘Financial Instruments - Disclosure and Presentation’ and IAS 39 - ‘Financial Instruments - Recognition and Measurement’ is not restated for 2004/05. The provisions of the two standards have been applied from April 1, 2005 and comparative information for 2004/05 has been presented under the previous UK GAAP basis for transactions within the scope of IAS 32 and IAS 39.

Notes to the accounts - continued

2	Accounting policies - continued

New standards and interpretations not applied

During the year ended March 31, 2006, the IASB and IFRIC have issued the following standards and interpretations with an effective date after the date of these financial statements.

International Accounting Standards (IFRS)		Effective Date
IFRS 1	Amendments relating to IFRS 1 and IFRS 6	1 January 2006
IFRS 4	Insurance Contracts (Amendments to IAS 39 and IFRS 4 - Financial Guarantee Contracts)	1 January 2006
IFRS 6	Exploration for and Evaluation of Mineral Assets	1 January 2006
IFRS 6	Amendments relating to IFRS 1 and IFRS 6	1 January 2006
IFRS 7	Financial Instruments: Disclosures	1 January 2007
IAS 1	Amendment - Presentation of Financial Statements : Capital Disclosures	1 January 2007
IAS 19	Amendment - Actuarial Gains and Losses, Group Plans and Disclosures	1 January 2006
IAS 39	Amendments to IAS 39 - Fair Value Option	1 January 2006
IAS 39	Amendments to IAS 39 - Transition and Initial Recognition of Financial Assets and Financial Liabilities	1 January 2006
IAS 39	Amendments to IAS 39 - Cash Flow Hedge Accounting of Forecast Intragroup Transactions	1 January 2006
IAS 39	Amendments to IAS 39 and IFRS 4 - Financial Guarantee Contracts	1 January 2006

International Financial Reporting Interpretations Committee (IFRIC)
IFRIC 4	Determining whether an arrangement contains a lease	1 January 2006
IFRIC 5	Rights to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds	1 January 2006
IFRIC 6	Liabilities arising from Participating in a Specific Market - Waste Electrical and Electronic Equipment	1 December 2005
IFRIC 7	Applying the Restatement Approach under IAS 29 ‘Financial Reporting in Hyperinflationary Economies’	1 March 2006
IFRIC 8	Scope of IFRS 2	1 May 2006
IFRIC 9	Reassessment of Embedded Derivatives	1 June 2006

The Directors do not anticipate that the adoption of these standards and interpretations will have a material impact on the Group’s financial statements.

Certain of these standards and interpretations will require additional disclosures over and above those currently included in these financial statements in the period of initial application.

BRITISH AIRWAYS Plc AND SUBSIDIARIES

Notes to the accounts - continued

3	Segment information

a	Business segments

	Network	Regional	Non-		Total
	airline	airline	airline		Group
£ million	business	business	business	Unallocated	operations

For the year ended March 31, 2006
Revenue
Sales to external customers	7,922	357	236		8,515
Inter-segment sales	83	6	4		93

Segment revenue	8,005	363	240		8,608

Segment result	711	(20)	14		705

Unallocated income				19	19
Profit before tax and finance costs	711	(20)	14	19	724
Net finance costs				(159)	(159)
Profit on sale of assets			26	1	27
Share of associates’ profit				28	28
Income tax expense				(153)	(153)

Net profit for the year					467

Assets and liabilities
Segment assets	11,701	211	131		12,043
Investment in associates				131	131

Total assets	11,701	211	131	131	12,174

Segment liabilities	4,628	76	344		5,048
Unallocated liabilities				5,052	5,052

Total liabilities	4,628	76	344	5,052	10,100

Other segment information
Tangible assets - additions	320	3	3		326
Intangible assets - additions	8				8
Depreciation, amortisation and impairment	708	2	7		717
Exceptional items (note 4b)	45	(9)			36

For the year ended March 31, 2005
Revenue
Sales to external customers	7,151	394	227		7,772
Inter-segment sales	77	7	6		90

Segment revenue	7,228	401	233		7,862

Segment result	576	(27)	7		556

Unallocated income				3	3
Profit before tax and finance costs	576	(27)	7	3	559
Net finance costs				(141)	(141)
Profit on sale of assets				71	71
Share of associates’ profit				24	24
Income tax expense				(121)	(121)

Net profit for the year					392

Assets and liabilities
Segment assets	11,119	217	209		11,545
Investment in associates				126	126

Total assets	11,119	217	209	126	11,671

Segment liabilities	4,427	125	378		4,930
Unallocated liabilities				5,344	5,344

Total liabilities	4,427	125	378	5,344	10,274

Other segment information
Tangible assets - additions	354	3	7		364
Intangible assets - additions	32				32
Depreciation, amortisation and impairment	694	34	11		739
Exceptional items (note 4b)	30	16			46

BRITISH AIRWAYS Plc AND SUBSIDIARIES

Notes to the accounts - continued

3	Segment information (continued)

b	Geographical segments

	Group

	By area of original sale

£ million	2006	2005

Europe	5,406	5,079

United Kingdom	4,169	3,906
Continental Europe	1,237	1,173

The Americas	1,611	1,364
Africa, Middle East and Indian sub-continent	826	747
Far East and Australasia	672	582

Revenue	8,515	7,772

4	Operating profit

a	Operating profit is arrived at after charging/(crediting):

Depreciation, amortisation and impairment of fixed assets

		Group

£ million	2006	2005

Owned assets	348	300
Finance leased aircraft	128	154
Hire purchased aircraft	165	183
Other leasehold interests	59	66
Impairment (reversals)/charges on property, plant and equipment	(12)	16
Amortisation of intangible assets	29	20

Total depreciation, amortisation and impairment expense	717	739

          Operating lease costs

			Group

£ million		2006	2005

Minimum lease rentals	- aircraft	113	116
	- property	138	139
Sub-lease rentals received		(11)	(11)
Onerous lease costs		11

		251	244

          Cost of inventories

	Group

£ million	2006	2005

Cost of inventories recognised as an expense, mainly fuel	1,484	1,359
Includes: - write-down of inventories to net realisable value	2	3

b	Exceptional items

	Group

£ million	2006	2005

Recognised in operating profit from continuing operations:
Employee costs - restructuring costs	48	30
Depreciation - impairment of tangible fixed assets	1	16
Depreciation - reversal of impairment of tangible fixed assets	(13)

	36	46

During the year the Group incurred restructuring costs in relation to organisational changes across the business including costs associated with the reduction in management numbers announced in November 2005.

BRITISH AIRWAYS Plc AND SUBSIDIARIES

Notes to the accounts - continued

5	Auditors’ remuneration

	Group

£’000	2006	2005

Group auditors - Audit fees

- Statutory audit	1,829	1,675
- Audit-related regulatory reporting	262	117

	2,091	1,792

Further assurance services, including S.404 and International Financial Reporting Standards related work	1,029	1,069

Tax services

- Compliance	44	67
- Advisory	10	27

	54	94

Other services		82

	3,174	3,037

Of the above fees, £3,124,000 relates to the United Kingdom (2005: £2,954,000) and £50,000 relates to overseas (2005: £83,000).

The audit fees payable to Ernst & Young LLP are approved by the Audit Committee having been reviewed in the context of other companies for cost effectiveness.

The committee also reviews and approves the nature and extent of non-audit services to ensure that independence is maintained.

6	Employee costs and numbers

a	Staff costs

	Group

Number	2006	2005

The average number of persons employed in the group during the year was as follows:
United Kingdom	42,963	43,070
Overseas	6,994	7,256

	49,957	50,326

	Group

£ million	2006	2005

Wages and salaries	1,558	1,518
Social security costs	161	154
Costs related to pension schemes benefits	248	200
Other post-retirement benefit costs	4	3

	1,971	1,875

In addition, included in employee costs is a total expense of share-based payments of £12 million (2005: £8 million) that arises from transactions accounted for as equity-settled share-based payment transactions.

b	Directors’ emoluments

	Group

£’000	2006	2005

Fees	613	597
Salary and benefits	1,873	1,340
Bonus	582	496
Aggregate gains made by directors on the exercise of options	1,832

	4,900	2,433

During the year two directors accrued benefits under defined benefit pension schemes and one director accrued benefits under defined contribution pension schemes.

The directors’ remuneration report discloses full details of directors’ emoluments and can be found on pages 42 to 51 of the Directors Report and Business Review.

BRITISH AIRWAYS Plc AND SUBSIDIARIES

Notes to the accounts - continued

7	Finance costs and income

		Group

	£ million	2006	2005

a	Finance Costs
	On bank loans	42	44
	On finance leases	74	86
	On hire purchase arrangements	55	71
	On other loans, including interest of £2 million (2005: £11 million) on Convertible Capital Bonds 2005	52	64

	Interest expense	223	265
	Interest capitalised	(1)
	Change in fair value of interest rate swaps	(1)

		221	265

Interest costs on progress payments are capitalised at a rate based on LIBOR (London Interbank Offered Rate) plus 0.5 per cent to reflect the average cost of borrowing to the Group unless specific borrowings are used to meet the payments in which case the actual rate is used.

		Group

	£ million	2006	2005

b	Finance Income
	Bank interest receivable	93	83
	Other financing income		14

		93	97

c	Financing income and expense relating to pensions
	Net financing expense relating to pensions	17	29
	Amortisation of actuarial losses on pensions	1

		18	29

d	Retranslation (charges)/credits on currency borrowings	(13)	56

8	Profit on sale of fixed assets and investments

	Group

£ million	2006	2005

Net profit on disposal of investment in Qantas		86
Net profit on disposal of interest in The London Eye Company Ltd	26
Net profit/(loss) on sale of other investments	5	(2)
Net (loss) on sale of property, plant and equipment	(4)	(13)

	27	71

The tax effect on the sale of the Group’s interest in The London Eye Company Ltd was a charge of £1 million. The tax effect on the sale of other fixed assets and investments was a charge of nil (2005: £14 million charge relating to the sale of the interest in Qantas).

9	Income and charges relating to fixed asset investments

	Group

£ million	2006	2005

Income from fixed asset investments	2	3
Amounts written off investments	(2)

		3

BRITISH AIRWAYS Plc AND SUBSIDIARIES

Notes to the accounts - continued

10	Tax

a	Tax on profit on ordinary activities

          Tax charged in the income statement

	Group

£ million	2006	2005

Current income tax

United Kingdom corporation tax	92	1
Less: relief for foreign tax	(1)	(1)

UK tax	91
Foreign tax	4	29
Effects of current year events on prior period balances	1	1

Total current income tax charge	96	30

Deferred tax

Origination and reversal of fixed asset related temporary differences	(75)	2
Pensions	6	18
Associates earnings	2	(11)
Utilisation of tax losses	102	89
Recognition of advance corporation tax previously written off	(20)
Other temporary differences	47
Effects of current year events on prior period balances	(5)	(7)

Total deferred tax charge	57	91

Tax charge in the income statement	153	121

Tax relating to items credited/(charged) to equity
Deferred tax
Deferred tax on net movement on revaluation of cash flow hedges	51
Deferred tax on share options	7
Net movement on hedges of net investment		(8)

Tax credit/(charge) reported directly in reserves	58	(8)

b	Reconciliation of the total tax charge

The current tax charge for the year is less than the profit at the standard rate of corporation tax in the UK (30%). The differences are explained below:

	Group

£ million	2006	2005

Accounting profit before income tax	620	513

Accounting profit multiplied by standard rate of corporation tax in the UK of 30% (2005: 30%)	186	154

Effects of:
Non-deductible expenses	8	8
Untaxed profits on disposals	(9)	(12)
Overseas tax rate differences	(4)	(11)
Overseas tax suffered net of double taxation relief	3	10
Tax effect arising from associate profit being disclosed on an after tax basis	(8)	(10)
Tax on associates unremitted earnings	2	(11)
Current year losses not recognised	1	2
Losses not previously recognised	(2)
Effect of current year events on prior period balances	(4)	(6)
Recognition of previously written-off advance corporation tax	(20)
Other differences		(3)

Total tax charge for the year (noe 10a)	153	121

BRITISH AIRWAYS Plc AND SUBSIDIARIES

Notes to the accounts - continued

10	Tax (continued)

c	Unrecognised tax losses

No deferred tax asset has been recognised in respect of tax losses of £290 million gross (2005: £286 million) with a value of £87 million (2005: £86 million) as the utilisation of such losses is uncertain or not currently anticipated as they are principally UK capital losses that can only be offset against future UK capital gains and no suitable transactions are currently envisaged.

The Group has £74 million (2005:£94 million) of advance corporation tax previously written off which may be utilised against future taxable profits. This may reduce future UK tax payments and the tax charge in future years.

The Group has not provided deferred tax in relation to its investments in subsidiaries and associates other than in relation to the unremitted earnings of associates where it does not control the dividend policy. This is on the basis that the Group can control the timing and realisation of these temporary differences. Quantifying the unprovided temporary differences is not practical but on the basis that the Group can control the timing and realisation of these temporary differences, no material tax consequences are expected to arise.

There are no income tax consequences attaching to the payment of dividends by the Group to its shareholders.

d	Deferred tax

The deferred tax included in the balance sheet is as follows:

	Group

£ million	2006	2005

Fixed asset related temporary differences	1,310	1,360
Pensions	(482)	(488)
Tax losses carried forward		(92)
Exchange differences on funding liabilities	57	71
Advance corporation tax recoverable	(20)
Tax on associates’ unremitted earnings	11	9
Other temporary differences	20	(44)

	896	816

Movement in provision :

	Group

£ million	2006	2005

Balance at April 1	816	717
Effect of adopting IAS 32 and IAS 39	81
Deferred tax charge in profit and loss (Note 10a)	57	91
Deferred tax charge/(credit) reported directly in reserves (Note 10a)	(58)	8

Balance at March 31	896	816

11	Earnings per share

				Group

	Profit		Earnings per share

	2006	2005	2006	2005
	£m	£m	Pence	Pence

Profit for the year attributable to shareholders and basic earnings per share	451	377	40.4	35.2
Interest on Convertible Capital Bonds	2	8
Diluted profit for the year attributable to shareholders and earnings per share	453	385	39.8	34.1

Weighted average number of shares for basic EPS (‘000)			1,116,178	1,071,126
Dilutive potential ordinary shares:
Convertible Capital Bonds (‘000)			9,863	48,007
Employee share options (‘000)			12,504	7,352

Weighted average number of shares for diluted EPS (‘000)			1,138,545	1,126,485

Basic earnings per share are calculated on a weighted average number of ordinary shares in issue after deducting shares held for the purposes of Employee Share Ownership Plans including the Long-Term Incentive Plan.

The Group has granted additional options over shares to employees that were not dilutive during the period but which may be dilutive in the future. Details of the Group’s share options can be found in note 29.

BRITISH AIRWAYS Plc AND SUBSIDIARIES

Notes to the accounts - continued

12	Property, plant and equipment

a	Group

£ million	Fleet	Property	Equipment	Group total

Cost
Balance at April 1, 2004	11,065	1,434	1,002	13,501
Additions - net of refund of progress payments (Note 12d)	327	13	24	364
Disposals	(123)	(42)	(112)	(277)
Reclassifications	(20)	(13)	(52)	(85)
Reclassifications to assets held for sale (Note 14)	(37)	(1)		(38)

Balance at March 31, 2005	11,212	1,391	862	13,465

Additions - net of refund of progress payments (Note 12d)	239	58	29	326
Disposals	(140)	(22)	(110)	(272)
Reclassifications	(2)		(1)	(3)
Reclassifications from assets held for sale (Note 14)	29			29
Reclassifications to assets held for sale (Note 14)	(20)			(20)

Balance at March 31, 2006	11,318	1,427	780	13,525

Depreciation and impairment
Balance at April 1, 2004	3,851	354	523	4,728
Charge for the year	563	76	64	703
Disposals	(109)	(38)	(110)	(257)
Impairment	16			16
Reclassifications	(20)	(1)		(21)
Reclassifications to assets held for sale (Note 14)	(33)			(33)

Balance at March 31, 2005	4,268	391	477	5,136

Charge for the year	573	69	58	700
Disposals	(129)	(7)	(56)	(192)
Impairment	1			1
Reversal of impairment charge	(13)			(13)
Reclassifications	2		(1)	1
Reclassifications from assets held for sale (Note 14)	27			27
Reclassifications to assets held for sale (Note 14)	(17)			(17)

Balance at March 31, 2006	4,712	453	478	5,643

Net book amounts
March 31, 2006	6,606	974	302	7,882
March 31, 2005	6,944	1,000	385	8,329

Analysis at March 31, 2006

Owned	2,649	929	287	3,865
Finance leased	1,792			1,792
Hire purchase arrangements	2,112			2,112
Progress payments	53	45	15	113

	6,606	974	302	7,882

Analysis at March 31, 2005

Owned	2,768	959	372	4,099
Finance leased	1,906			1,906
Hire purchase arrangements	2,222			2,222
Progress payments	48	41	13	102

	6,944	1,000	385	8,329

	Group total

	2006	2005

The net book amount of property comprises:
Freehold	292	303
Long leasehold	278	335
Short leasehold*	404	362

	974	1,000

* Short leasehold relates to leasehold interests with a duration of less than 50 years

As at March 31, 2006, bank and other loans of the Group are secured on fleet assets with a cost of £440 million (2005: £527 million).

Included in the cost of tangible assets for the Group is £333 million (2005: £339 million) of capitalised interest.

BRITISH AIRWAYS Plc AND SUBSIDIARIES

Notes to the accounts - continued

12	Property, plant and equipment (continued)

b	Depreciation

Fleets are generally depreciated over periods ranging from 15 to 25 years after making allowance for estimated residual values. Effective annual depreciation rates resulting from those methods are shown in the following table:

		Group

%	2006	2005

Boeing 747-400 and 777-200	3.7	3.7
Boeing 767-300 and 757-200	4.7	4.7
Airbus A321, A320, A319, Boeing 737-400	4.9	4.9
Embraer RJ145, British Aerospace 146	4.9	4.8

Property, apart from freehold land, is depreciated over its expected useful life subject to a maximum of 50 years. Equipment is depreciated over periods ranging from 4 to 25 years, according to the type of equipment.

c	Analysis of Group tangible asset additions

					Group

£ million	Fleet	Property	Equipment	2006	2005

Cash paid	228	19	28	275	356
Capitalised interest		1		1
Capitalised provisions		38		38
Accrual movements	11		1	12	8

	239	58	29	326	364

13	Capital expenditure commitments

Capital expenditure authorised and contracted for but not provided in the accounts amounts to £249 million for the Group (2005: £143 million).

The outstanding commitments include £222 million which relates to the acquisition of Airbus A320 family aircraft scheduled for delivery over the next two years. It is intended that these aircraft will be financed partially by cash holdings and internal cash flow and partially through external financing, including committed facilities arranged prior to delivery.

14	Assets held for sale

Assets held for sale comprise non-current assets and disposal groups that are held for sale rather than for continuing use within the business. The carrying value represents the estimated sale proceeds less costs to sell.

During the year ended March 31, 2006, assets with a fair value (less costs to sell) of £3 million were sold. In addition, four BAe 146 aircraft with a fair value of £2 million that were classified as assets held for sale as at March 31, 2005 were reclassified back to property, plant and equipment as the Group decided to retain the aircraft in service. During the year ended March 31, 2006 an impairment charge of £13 million was reversed arising from the reclassification. During March 2006 aircraft with a fair value of £3 million were reclassified from property, plant and equipment to assets held for sale.

On February 8, 2006, the Group announced the completion of the disposal of its entire interests in The London Eye Company Ltd to The Tussauds Group. The disposal included both the one third share of the equity of the company and the outstanding balance on the loan owed by The London Eye Company Ltd to the Group.

The gain on disposal comprises the following amounts:

£ million	2006

Cash proceeds received	100
Cash and cash equivalents disposed of	(22)

Net cash flow arising on the disposal	78

Property, plant and equipment	(61)
Receivables	(2)
Trade and other payables	11

(52)

Gain on disposal	26

15	Intangible assets

£ million	Goodwill	Landing rights	Software	Group total

Cost
Balance at April 1, 2004	88	112	65	265
Additions		32		32
Reclassifications			62	62

Balance at March 31, 2005	88	144	127	359

Additions			8	8

Balance at March 31, 2006	88	144	135	367

Amortisation
Balance at April 1, 2004	16	16	53	85
Charge for the year		6	14	20

Balance at March 31, 2005	16	22	67	105

Charge for the year		7	22	29

Balance at March 31, 2006	16	29	89	134

Net book amounts
March 31, 2006	72	115	46	233
March 31, 2005	72	122	60	254

BRITISH AIRWAYS Plc AND SUBSIDIARIES

Notes to the accounts - continued

16	Impairment of goodwill

Goodwill acquired through business combinations has been allocated for the purposes of impairment reviews to two cash generating units with separately identifiable cash inflows and which are reportable business segments. The two segments are the network airline cash generating unit and the regional airline cash generating unit.

The amount of goodwill allocated to the cash generating units is as follows:

		Group

£ million	2006	2005

Carrying amount of goodwill allocated to the network airline cash generating unit	40	40
Carrying amount of goodwill allocated to the regional airline cash generating unit	32	32

	72	72

The recoverable amounts of both the network airline and regional airline units have been measured on the basis of their value in use by applying cash flow projections based on the financial budgets approved by the Board covering a two-year period. Cash flows beyond the two-year period are projected to increase by the long-term growth rate of 2.5%. The pre-tax discount rate applied to the cash flow projections is 8.9% (2005: 8.9%).

The calculation of value in use for both income generating units is most sensitive to the following assumptions: - Operating margin - Discount rates - Long-term growth rate

Operating margins are based on the estimated effects of planned business efficiency and business change programmes approved and enacted at the balance sheet date and adjusted for the volatile trading conditions that have impacted both cash generating units over the past three years. The trading environment is subject to both regulatory and competitive pressures that can have a material effect on the operating performance of the business. Foreseeable events are unlikely to result in a change in the projections of a significant nature so as to result in the unit’s carrying amount to exceed its recoverable amount.

The discount rate reflects management’s estimate of the long-run return on capital employed for the business units. Changes in the cash generating units’ sources of funding or the cost of that funding could result in changes to the discount rates used. An increase in discount rates by 1.5 points and 4.0 points would result in the regional airline unit’s and network airline unit’s carrying amount respectively being equal to its recoverable amount.

17	Investments

Investment in associates

		Group

£ million	2006	2005

Balance at April 1	126	443
Impact of the adoption of IAS 39 and IAS 32	(10)
Exchange movements	1	(17)
Additions	5	6
Share of attributable results	4	14
Share of movements on other reserves	5
Disposals		(320)

Balance at March 31	131	126

Market value of listed associates above:

		Group

£ million	2006	2005

	163	171

Details of the investments that the Group accounts for as associates using the equity method are set out below:

	Percentage of			Country of incorporation
	equity owned	Principal activities	Holding	and principal operations

Iberia, Lineas Aéreas de España, S.A. (‘Iberia’)*	10.0	Airline operations	Ordinary shares	Spain
Comair Ltd**	18.3	Airline operations	Ordinary shares	South Africa

* Held by a 90% owned subsidiary company

** Held by a subsidiary company

The Group accounts for its investments in Iberia and Comair as associates although the Group holds less than 20% of the issued share capital as the Group has the ability to exercise significant influence over the investment due to the the Group’s voting power (both through its equity holding and its representation on key decision-making committees) and the nature of the commercial relationships with the associates.

The following summarised financial information of the Group’s investment in associates is shown based on the Group’s share of results and balance sheet:

		Group

£ million	2006	2005

Non-current assets	188	170
Current assets	205	239
Current liabilities	(124)	(113)
Non-current liabilities	(156)	(186)

Share of net assets	113	110

Goodwill attributable to investments in associates	18	16

Revenues	375	777
Net profit after tax	28	24

BRITISH AIRWAYS Plc AND SUBSIDIARIES

Notes to the accounts - continued

18	Non-current financial assets

		Group

£ million	2006	2005

Other investments	33	30
Prepayments and accrued income	33	38
Derivative financial assets	56
	89	38

	122	68

Other investments

Other investments comprise non-current investments that are classified as available-for-sale and measured at fair value. For quoted investments the fair value comprises the market price at the balance sheet date. For other investments the fair value is estimated by reference to the discounted cash flow analysis or by reference to other valuation methods. Investments are quoted net of provisions for impairment arising from reductions in the fair value due to factors that are not expected to reverse.

Other investments include investments in listed ordinary shares, which by their nature have no fixed maturity date or coupon rate.

The Group’s principal investments in subsidiaries, associates and other investments are listed in the Directors’ Report and Business Review on page 16.

19	Inventories

		Group

£ million	2006	2005

Expendables and consumables	83	84

20	Other current assets

		Group

£ million	2006	2005

Other debtors	67	32
Prepayments and accrued income	214	269
Derivative financial assets	177

	458	301

21	Cash, cash equivalents and other interest bearing deposits

a	Cash and cash equivalents

		Group

£ million	2006	2005

Cash at bank and in hand	84	78
Short-term deposits falling due within 3 months	823	471

Cash and cash equivalents	907	549

Other current interest bearing deposits maturing after 3 months	1,533	1,133

Cash at bank earns interest at floating rates based on daily bank deposit rates. Short-term deposits are made for periods up to three months depending on the cash requirements of the Group and earn interest based on the floating deposit rates. The fair value of cash and cash equivalents is £907 million for the Group (2005: £549 million).

The Group has no material outstanding bank overdrafts (2005: £nil).

Other current interest bearing deposits are made for periods in excess of three months with a maturity typically within 12 months and earn interest based on the LIBOR interest rate relevant to the term and currency concerned.

At March 31, 2006 British Airways had undrawn committed aircraft financing facilities of US$216 million (expires May 2008) (2005: US$228 million expiring May 2008) and further general facilities of $420 million (expires June 2010) (2005: $232 million expiring August 2013) and ¥75 billion (expires January 2011) (2005: £nil) together with unused overdraft facilities of £46 million (2005: £21 million) and €20 million (2005: nil). No undrawn uncommitted money market lines were held as at year end (2005: £25 million).

b	Reconciliation of net cash flow to movement in net debt

		Group

£ million	2006	2005

Increase/(decrease) in cash and cash equivalents during the year	357	(457)
Net cash outflow from decrease in debt and lease financing	479	1,155
Increase in current interest bearing deposits maturing after 3 months	402	487

Changes in net debt resulting from cash flows	1,238	1,185
New loans and finance leases taken out and hire purchase arrangements made	(11)	(12)
Conversion of Convertible Capital Bonds	112
Non cash refinancing		9
Exchange	(58)	54

Movement in net debt during the year	1,281	1,236
Net debt at April 1	(2,922)	(4,158)

Net debt at March 31	(1,641)	(2,922)

BRITISH AIRWAYS Plc AND SUBSIDIARIES

Notes to the accounts - continued

21	Cash, cash equivalents and other interest bearing deposits (continued)

c	Analysis of net debt

					Group

	Balance at	Net	Other		Balance at
£ million	April 1	Cash flow	non-cash	Exchange	March 31

Cash and cash equivalents	549	357		1	907

Current interest bearing deposits maturing after 3 months	1,133	402		(2)	1,533
Bank and other loans	(1,168)	64		(12)	(1,116)
Finance leases and hire purchase arrangements	(3,324)	415	(11)	(45)	(2,965)
Convertible Capital Bonds 2005	(112)		112

Year to March 31, 2006	(2,922)	1,238	101	(58)	(1,641)

Year to March 31, 2005	(4,158)	1,185	(3)	54	(2,922)

22	Trade and other payables

		Group

£ million	2006	2005

Trade creditors	752	897
Unredeemed frequent flyer liabilities	15	3
Derivative liabilities	17
Other creditors	455	301
Other taxation and social security	42	43
	497	344
Accruals and deferred income
Sales in advance of carriage	1,045	880
Accruals and deferred income	496	518
	1,541	1,398

	2,822	2,642

23	Other long-term liabilities

		Group

£ million

Other creditors	10	8
Derivative liabilities	9
Accruals and deferred income	213	204

	232	212

24	Financial liabilities

			Group

	£ million	2006	2005

a	Current
	Loans, finance leases and hire purchase arrangements
	Bank and other loans	86	63
	Finance leases	105	96
	Hire purchase arrangements	288	288

		479	447

b	Non-current
	Loans, finance leases and hire purchase arrangements
	Bank and other loans	1,030	1,105
	Finance leases	1,418	1,493
	Hire purchase arrangements	1,154	1,447

		3,602	4,045

Bank and other loans are repayable up to the year 2019. Bank and other loans of the Group amounting to US$175 million (2005: US$194 million), and £554 million (2005: £592 million) are secured on aircraft. Euro-sterling notes and other loans are not secured. Finance leases and hire purchase arrangements are all secured on aircraft or property assets.

c	Convertible long-term borrowings

The terms of the 9.75 per cent Convertible Capital Bonds allowed the holders to convert into British Airways Plc ordinary shares during the period June 1993 to June 2005 on the basis of one ordinary share for every 2.34 (adjusted for the effect of the 1993 rights issue) Bonds held. On June 15, 2004, 39,000 ordinary shares were issued in exchange for 93,000 Bonds . On June 15, 2005 the Bonds reached maturity and 112,317,274 bonds were converted into 47,979,486 ordinary shares.

BRITISH AIRWAYS Plc AND SUBSIDIARIES

Notes to the accounts - continued

24	Financial liabilities (continued)

d	Bank and other loans

Bank and other loans comprise the following:

		Group

£ million	2006	2005

£250m fixed rate 7.25% eurobonds 2016	248	247
£100m fixed rate 10.875% eurobonds 2008	61	61
Floating rate Sterling mortgage loans secured on aircraft	227	237
Floating rate US Dollar mortgage loans secured on aircraft	101	104
Fixed rate Sterling mortgage loans secured on aircraft	325	354
Floating rate Sterling mortgage loans not secured on aircraft	15	18
Floating rate US Dollar mortgage loans not secured on aircraft	55	54
Sterling loan notes		3
European Investment Bank loans	84	90

	1,116	1,168
Less: current instalments due on bank loans	86	63

	1,030	1,105

£250 million fixed rate 7.25% unsecured eurobonds 2016 are repayable in one instalment on 23 August 2016 and currently bear interest at 8.75% based on the company’s credit rating.

£100 million fixed rate 10.875% unsecured eurobonds 2008 are repayable in one instalment on 15 June 2008.
Floating rate Sterling mortgage loans are secured on specific aircraft assets of the Group and bear interest of between 0.42% and 0.57% above LIBOR. The loans are repayable between 2015 and 2016.

Floating rate US dollar mortgage loans are secured on specific aircraft assets of the Group and bear interest of between 0.41% and 0.8% above LIBOR. The loans are repayable between 2009 and 2016.

Fixed rate Sterling mortgage loans are secured on specific aircraft assets of the Group and bear interest of between 7.35% and 10.5%. The loans are repayable between 2007 and 2012.

European Investment Bank loans are secured on certain property assets of the Group and bear interest of between 4.38% and 6.11%. The loans are repayable between 2007 and 2017.

e	Total loans, finance leases and hire purchase arrangements

				Group

£ million		2006		2005

Loans

Bank	- US dollar	$271	m	$297	m
	- sterling	£651	m	£699	m

		807		857

Euro-sterling notes	- sterling	309		308
Other	- sterling			3

Finance leases	- US dollar	$1,041	m	$1,089	m
	- sterling	£923	m	£1,010	m

		1,523		1,589

Hire purchase arrangements	- Japanese yen	¥145,906	m	¥152,070	m
	- US dollar	$128	m	$205	m
	- sterling	£655	m	£870	m

		1,442		1,735

		4,081		4,492

f	Obligations under leases and hire purchase contracts

The Group uses finance leases and hire purchase contracts principally to acquire aircraft. These leases have both renewal options and purchase options. These are at the option of British Airways. Future minimum lease payments under external finance leases and hire purchase contracts are as follows:

		Group

£ million	2006	2005

Future minimum payments due:
Within one year	516	526
After more than one year but within five years	1,740	1,893
In five years or more	1,534	1,669

	3,790	4,088
Less: Finance charges allocated to future periods	825	764

Present value of minimum lease payments	2,965	3,324

The present value of minimum lease payments is analysed as follows:
Within one year	393	384
After more than one year but within five years	1,421	1,544
In five years or more	1,151	1,396

	2,965	3,324

BRITISH AIRWAYS Plc AND SUBSIDIARIES

Notes to the accounts - continued

25	Operating lease commitments

The Group has entered into commercial leases on certain properties, equipment and aircraft. These leases have durations ranging from 5 years for aircraft to 150 years for ground leases. Certain leases contain options for renewal. There are no restrictions placed upon the lessee by entering into these leases.

a	Fleet

			Group

	£ million	2006	2005

	The aggregate payments, for which there are commitments under operating leases as at the end of the year, fall due as follows:

	Within one year	112	107
	Between one and five years	240	250
	Over five years	51	83

		403	440

b	Property and equipment

		Group

£ million	2006	2005

The aggregate payments, for which there are commitments under operating leases as at the end of the year, fall due as follows:

Within one year	65	65
Between one and five years	174	185
Over five years, ranging up to the year 2145	1,484	1,429

	1,723	1,679

The Group sub-leases surplus rental properties and aircraft assets held under non-cancellable leases to third parties. These leases have remaining terms of 1 to 9 years and the assets are surplus to the Group’s requirements. Future minimum rentals receivable under non-cancellable operating leases are as follows:

			Group

	£ million	2006	2005

	Aircraft
	Within one year	8	2
	Between one and five years	23	4
	Over five years	2

		33	6

	Property and equipment
	Within one year	9	8
	Between one and five years	25	28
	Over five years	23	32

		57	68

26	Provisions for liabilities and charges

						Group

	Onerous	Restoration
	lease	and handback	Insurance
£ million	contracts	provisions	provisions	Severance	Other	Total

At April 1, 2005
Current	8	15		8	1	32
Non-current	28	48	27		9	112

	36	63	27	8	10	144
Arising during the year	11	9		48	1	69
Utilised	(11)	(9)		(31)		(51)
Release of unused amounts			(5)			(5)
Movement due to disposal of the London Eye Company Ltd		(4)				(4)
Provided and capitalised in the period		38				38

At March 31, 2006	36	97	22	25	11	191

Analysis
Current	8	22		25	1	56
Non-current	28	75	22		10	135

	36	97	22	25	11	191

The onerous lease provision relates to the sub-lease of 12 Jetstream 41 aircraft to Eastern Airways, 6 Avro RJ100 aircraft to Swiss International Air Lines and the grounding of the ATP fleet, which included the sub-lease of 3 aircraft to Loganair in the prior year. This provision will be fully utilised by October 2011. In addition, the provision includes amounts relating to properties leased by the Group that are either sub-leased to third parties or are vacant with no immediate intention to utilise the property. This provision will be fully utilised by April 2045.

Restoration and handback costs include provision for the costs to meet the contractual return conditions on aircraft held under operating leases. The provision also includes amounts relating to leased land and buildings where restoration costs are contractually required at the end of the lease. Where such costs arise as a result of capital expenditure on the leased asset, the restoration costs are also capitalised. This provision will be utilised by March 2145.

Insurance provisions relate to provisions held by the Group’s captive insurer, Speedbird Insurance Company Ltd, for insured but not reported losses. Such provisions are held until such time as further claims are considered unlikely under the respective insurance policies.

The severance provision at March 31, 2006 relates to committed early retirement and voluntary severance costs expected to be paid during the next financial year.

Other provisions principally include staff leaving indemnities relating to amounts due to staff under various overseas contractual arrangements.

BRITISH AIRWAYS Plc AND SUBSIDIARIES

Notes to the accounts - continued

27	Financial instruments

An explanation of the Group’s objectives, policies and strategies for the role of derivatives and other financial instruments in creating and changing the risks of the Group in its activities can be found in the Directors’ Report and Business Review on pages 36 to 39.

a	Interest rate risk profile of financial assets and financial liabilities

The interest rate profile of the financial assets and liabilities of the Group is as follows:

								Group

£ million	Weighted average fixed rate (%)	Within 1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	More than 5 years	Total 2006

Fixed rate
Loans, leases and hire purchase arrangements:

Sterling	6.86	53	46	92	13	22	914	1,140
US dollar	4.50		138				159	297
Japanese yen	1.30	65	107	62	280	178	22	714
Floating rate
Cash and cash equivalents:
Sterling		790						790
US dollar		33						33
Japanese yen		49						49
Euro		20						20
Other		15						15
Short-term deposits maturing over 3 months:
Sterling		1,431						1,431
Japanese yen		102						102

Loans, leases and hire purchase arrangements:
Sterling		32	34	126	458	29	719	1,398
US dollar			(138)		15	100	555	532

Floating rate instruments are repriced at intervals of less than 12 months based on prevailing market rates of interest. The classification of financial assets and liabilities as either fixed or floating reflects the economic impact of any interest rate swap arrangements that are in place. The other financial instruments of the Group are excluded as they are non-interest bearing and therefore are not exposed to interest rate risk.

The Group had the following outstanding single currency interest rate swap arrangements that are accounted for separately from the underlying financing and the effect of these swaps is included in the table above. The objective is to reduce interest rate risk so as to change the interest payable elements of certain loans and lease obligations from variable to fixed rates.

			Interest rates
	Notional principal balance	Termination dates	Fixed payable

At March 31, 2006
US dollar	$240m	2008	2.95% - 3.57%

b	Credit risk

There are no significant exposures to credit risk within the Group as credit risk exposures on financial assets and liabilities are managed through the use of counter-party credit limits approved by the Board and monitored by the Group’s Treasury Committee. Credit risks arising from acting as guarantor are disclosed in note 32.

c	Fair values of financial assets and financial liabilities

The fair values of the Group’s financial assets and liabilities at March 31, 2006 is set out below:

		Group

£ million	Carrying value	Fair value

Financial assets:
Cash and cash equivalents	907	907
Other liquid deposits maturing over 3 months	1,533	1,533
Other investments	33	33
Interest rate swap arrangements	4	4
Forward currency contracts	5	5
Fuel derivatives	203	203

Financial liabilities:
Interest bearing loans and borrowings:
Finance lease and hire purchase obligations	2,965	2,950
Fixed rate borrowings	654	714
Floating rate borrowings	462	462
Forward currency contracts	4	4

BRITISH AIRWAYS Plc AND SUBSIDIARIES

Notes to the accounts - continued

27	Financial instruments (continued)

The following methods and assumptions were used by the Group in estimating its fair value disclosures for financial instruments: Available-for-sale financial assets and loan notes

- listed fixed asset investments are stated at market value as at March 31, 2006. For other investments the fair value is estimated by reference to a discounted cash flow analysis or by reference to other valuation methods. Investments are quoted net of provisions for impairment arising from reductions in the fair value due to factors that are not expected to reverse.

Bank and other loans, finance leases, hire purchase arrangements and the non Japanese yen denominated portions of hire purchase arrangements carrying fixed rates of interest

- the repayments which the Group is committed to make have been discounted at the relevant interest rates applicable at March 31, 2006. Japanese yen denominated portions of hire purchase arrangements carrying fixed rates of interest

- these amounts relate to the tax equity portions of Japanese leveraged leases which are personal to the Group, cannot be assigned and could not be refinanced or replaced in the same cross border market on a marked-to-market basis and accordingly, a fair value cannot be determined. The carrying value of £714 million has therefore been included as the fair value above.

Euro-sterling notes and Euro-sterling Bond 2016 - quoted market value.

Interest rate swaps

- discounted cash flow analysis, to determine the estimated amount the Group would receive or pay to terminate the agreements.

Forward currency transactions

- the marked-to-market value of the instrument.

Over the counter (OTC) fuel derivatives

- the marked-to-market value of the instruments.

d	Hedges
i Cash flow hedges

At March 31, 2006 the Group held four principal risk management activities that were designated as hedges of future forecast transactions. These were:

A hedge of a proportion of future long-term revenue receipts by future debt repayments in foreign currency hedging future foreign exchange risk.

A hedge of certain short-term revenue receipts by foreign exchange contracts (forwards or swaps) hedging future foreign exchange risk.

A hedge of certain short-term foreign currency operational payments by forward exchange contracts (forwards or swaps) hedging future foreign exchange risk.

A hedge of future jet fuel purchases by forward crude, gasoil and jet kerosene derivative contracts hedging future fuel price risk.

To the extent that the hedges were assessed as highly effective, a summary of the amounts included in equity and the periods in which the related cash flows are expected to occur are summarised below:

							Group

£ million	Within 1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	More than 5 years	Total 2006

Debt repayments to hedge future revenue	(4)	(4)	(4)	(3)	(3)	(26)	(44)
Forward contracts to hedge future revenue	(4)						(4)
Forward contracts to hedge future payments	5						5
Hedges of future fuel purchases	148	31					179

	145	27	(4)	(3)	(3)	(26)	136

				Related deferred tax charge			(40)

			Total amount included within equity				96

Notional value of financial instruments used as cash flow hedging instruments:

Group

Notional amount

- to hedge future currency revenues against US dollars		$136m
- to hedge future currency revenues against sterling		££152m
- to hedge future operating payments against US dollars		$428m
- hedges of future fuel purchases		$2,617m
- debt repayments to hedge future revenue	- Japanese yen	¥125,215m
	- US dollars	$1,233m

ii Fair value hedges

The Group has no hedges designated as fair value hedges.

iii Net investments in foreign operations

The Group has no hedges designated as hedges of net investments in foreign operations.

BRITISH AIRWAYS Plc AND SUBSIDIARIES

Notes to the accounts - continued

27	Financial instruments (continued)
e	Year ended March 31, 2005 - UK GAAP disclosures

The following disclosures are included, as at March 31, 2005, to meet the requirements of Financial Reporting Standard 13 - ‘Derivatives and Other Financial Instruments: Disclosures’. With the exception of the analysis of currency exposures, the disclosures below exclude short-term debtors and creditors.

Interest rate risk profile of financial liabilities

					Group

					2005

	Fixed rate borrowings

		Weighted		Floating
	Weighted	average		rate
	average	rate		borrowings	Total
	years	%	£million	£million	£million

Sterling	9.9	6.11	1,298	1,704	3,002
US Dollar	12.9	4.50	275	571	846
Japanese Yen	4.0	1.34	756		756

Total 2005	8.3	4.37	2,329	2,275	4,604

The borrowings are stated after taking into account the various interest rate swaps entered into by the Group. Floating rates of interest are based on LIBOR (London Interbank Offered Rate). Fixed rate borrowings include £112 million relating to the Convertible Capital Bonds 2005.

The terms of the 9.75 per cent Convertible Capital Bonds allowed the holders to convert into British Airways Plc ordinary shares during the period June 1993 to June 2005 on the basis of one ordinary share for every 2.34 (adjusted for the effect of the 1993 rights issue) Bonds held. On June 15, 2004, 39,000 ordinary shares were issued in exchange for 93,000 Bonds. The terms also provided that on maturity in 2005, the Group may require remaining bondholders to convert their Bonds into ordinary shares which would be sold on their behalf. If the proceeds of such a sale were less than the issue price of the Bonds, the Group had to fund any deficit from its own resources. Full conversion of the remaining Bonds would require the issue of 47,999,000 ordinary shares.

The mid market closing prices of the Bonds and the ordinary shares at March 31, 2005 as quoted in the London Stock Exchange Daily Official List were 117.0p and 264.0p each respectively.

Excluded from the above table are long-term creditors and provisions for liabilities and charges amounting to £384 million on which no interest is payable.
Interest rate arrangements

To reduce interest rate risk, the Group entered into single currency interest rate swap arrangements so as to change the interest payable elements of certain loans and lease obligations from variable to fixed rates and, accordingly, accounted for such swaps as hedges.

Outstanding single currency interest rate swap arrangements are summarised as follows:

	Notional principal balance	Termination dates	Interest rates Fixed payable

At March 31, 2006
US dollar	$240m	2008	2.95% - 3.57%
Sterling	£53m	2006	5.27% - 5.36%

Non-equity minority interest

The non-equity minority interest represented€300 million of 6.75 per cent fixed coupon euro perpetual preferred securities issued by British Airways Finance (Jersey) L.P. in which the general partner is British Airways Holdings Ltd, a wholly owned subsidiary of British Airways Plc. The holders of these securities have no rights against Group companies other than the issuing entity. The effect of the securities on British Airways Group as a whole, taking into account the subordinate guarantee and other surrounding arrangements, is that the obligations to transfer economic benefits in connection with the securities do not go beyond those that would normally attach to preference shares issued by a UK company.

Interest rate risk profile of financial assets

The interest rate profile of the financial assets of the Group as at March 31, 2005, was as follows:

£ million	Group

Sterling	1,407
US dollar	18
Japanese yen	199
Other	58

1,682

Floating rate financial assets above comprise cash and cash deposits on money market deposit at call and at short-term rates for periods typically with maturity of less than 12 months.

In addition, the Group had fixed asset investments (excluding associates and investments in own shares) amounting to £30 million.

Currency exposures

					Group

£ million			Net foreign currency assets/(liabilities)

Functional currency	US dollar	Euro	Japanese yen	Other	2005

Sterling	154	(13)	(566)	198	(227)

Total March 31, 2005	154	(13)	(566)	198	(227)

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

BRITISH AIRWAYS Plc AND SUBSIDIARIES

Notes to the accounts - continued

Notes to the accounts - continued

27	Financial instruments (continued)

e	Year ended March 31, 2005 - UK GAAP disclosures (continued)

Forward Transactions
The Group had outstanding forward transactions to hedge foreign currencies and fuel purchases at March 31, 2005 as follows:

	In currency	Sterling equivalents

Maturing within one year
- to hedge future currency revenues against US dollars	$ 87m
- to hedge future currency revenues against sterling		£ 57m
- to hedge future operating payments against US dollars	$ 255m
- to hedge future fuel costs in US dollars	$1,333m	£709m
- to hedge debt	¥9,719m	£ 49m
Maturing after one year
- to hedge future fuel costs in US dollars	$ 418m	£222m

Borrowing facilities

At March 31, 2005 British Airways had undrawn committed aircraft financing facilities of US$228 million (expires May 1, 2008) and a further US$232 million general facility (expires November 19, 2013) together with unused overdraft facilities of £21 million. An undrawn uncommitted money market line of £25 million was held as at year end.

Fair values of financial instruments

Primary financial instruments held or issued to finance the Group’s operations

	2005

£ million	Carrying amount	Fair value

Cash at bank and in hand and overdrafts	78	78
Short-term loans and deposits	1,604	1,604
Fixed asset investments (excluding associates and investments in own shares)	30	33
Bank and other borrowings	(860)	(888)
Finance leases	(1,589)	(1,585)
Hire purchase arrangements	(1,735)	(1,737)
Euro-sterling notes	(61)	(70)
Convertible Capital Bonds 2005	(112)	(132)
Euro-sterling Bond 2016	(247)	(270)

          Derivative financial instruments held to manage the interest rate and currency profile

Fair value

£ million	2005

Interest rate swaps	2
Forward currency transactions	(1)
Fuel derivatives	278

No carrying amounts are shown as all items are held off balance sheet.

Included within forward currency transactions are derivative financial instruments held to hedge the currency exposure on expected future sales.

The following methods and assumptions were used by the Group in estimating its fair value disclosures for financial instruments:

Fixed asset investments

- listed fixed asset investments are stated at market value as at March 31, 2005. All other fixed asset investments are stated at carrying value less any provisions for permanent diminution in value.

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

Euro-sterling notes, Convertible Capital Bonds 2005 and Euro-sterling Bond 2016

- quoted market value.

Off balance sheet interest rate swaps

- discounted cash flow analysis, to determine the estimated amount the Group would receive or pay to terminate the agreements.

Off balance sheet forward currency transactions

- the marked-to-market value of the instrument.

Off balance sheet over the counter (OTC) fuel derivatives

- the marked-to-market value of the instruments.

The fair value of all other assets and liabilities is deemed to be equal to their carrying value unless stated otherwise in the relevant note to the accounts.

Hedges

The instruments used to hedge future exposures are interest rate swaps, forward currency contracts and fuel derivatives.

At March 31, 2005 there were unrecognised gains of £281 million and unrecognised losses of £2 million relating to hedges of future exposure. Of the unrecognised gains £228 million were expected to occur within one year and £53 million after one year, and of the unrecognised losses £2 million were expected to occur within one year.

Impact of IAS 32 and IAS 39 adoption on comparative information

The nature of the main adjustment that would make the comparative information comply with IAS 32 and IAS 39 would be the recognition at fair value of financial instruments classified as available for sale.

BRITISH AIRWAYS Plc AND SUBSIDIARIES

Notes to the accounts - contiuned

28	Share capital

	Group

	2006		2005

Ordinary shares of 25p each	Number of shares ‘000	£ million	Number of shares ‘000	£ million

Authorised
At April 1 and March 31	1,508,000	377	1,508,000	377

Allotted, called up and fully paid
At April 1	1,082,903	271	1,082,845	271
Conversion of Convertible Capital Bonds	47,979	12	39
Exercise of options under Employee Share Option Schemes			19

At March 31	1,130,882	283	1,082,903	271

On June 15, 2005 47,979,486 shares were issued in exchange for 112,317,274 Convertible Capital Bonds 2005 on the maturity of those instruments.

29	Share options

The Group operates share-based payment schemes as part of the total remuneration package provided to employees - these schemes comprise both share option schemes where employees acquire shares at a grant price and share award plans whereby shares are issued to employees at no cost, subject to the achievement by the Group of specified performance targets. Details of the performance criteria to be met for each of the schemes, and details of the awards to the directors, are set out in the Remuneration Report on pages 42 to 51 in the Directors Report and Business Review.

Share Option Plan 1999

The British Airways Share Option Plan granted options to qualifying employees based on performance at an option price which was not less than the market price of the shares at the date of the grant (or the nominal value if shares are to be subscribed and this value is greater than the market value). The options are subject to a 3-year vesting period. Upon vesting, options may be exercised at any time until the 10th anniversary of the date of grant. If the performance condition is not met then it may be re-tested over any three consecutive years ending before the 10th anniversary of the date of grant with the exception of grants made during 2004/05 when there will be a single re-test after a further year which will measure performance of the Group over the four year period from the date of grant. No further grants of options under the Share Option Plan will be made other than those during 2005/06 in relation to performance during 2004/05 (for which there will be no re-testing).

Long-Term Incentive Plan

The Long-Term Incentive Plan awarded options to senior executives conditional upon the company’s achievement of a performance condition measured over three financial years. If granted, all options are immediately exercisable for seven years and no payment is due upon exercise of the options. No further awards under the Long-Term Incentive Plan have been made since June 16, 2004.

Performance Share Plan

From 2005 the Group introduced a performance share plan for senior executives. Options over shares will be awarded conditional on the achievement of a variety of performance conditions and will vest after three years subject to the executive remaining employed by the Group. A further award will be made that will vest based on the achievement of performance conditions over the following three financial years. No payment is due upon exercise of the options. Executives awarded shares under the Performance Share Plan will be expected to retain no fewer than 50% of the shares (net of tax) which vest from the new schemes until they have built up a shareholding equivalent to 100% of basic salary.

	Group

	Performance Share Plan		Long-Term Incentive Plan		Share Option Plan

	Number of shares ‘000	Weighted fair value	Number of shares ‘000	Weighted fair value	Number of shares ‘000	Weighted average exercise price	Weighted fair value

Outstanding at April 1, 2004 *			7,409		42,274	2.41
Granted in the year			1,960	1.57	8,942	2.62	1.23
Exercised during the year **/***					(2,026)	1.70
Expired/cancelled			(1,505)		(2,076)	3.44

Outstanding at March 31, 2005			7,864		47,114	2.43
Granted in the year	2,128	2.45			8,242	2.76	0.99
Exercised during the year **/***					(10,602)	1.90
Expired/cancelled	(339)		(3,469)		(2,707)	3.39

At March 31, 2006	1,789		4,395		42,047	2.57

Range of exercise prices at March 31, 2006					1.57 - 3.94

Options exercisable:

At March 31, 2005					1,431	2.45

At March 31, 2006			2,758		18,143	3.02

*

Included within this balance are options over 14,573,295 (2005: 27,758,686) shares that have not been recognised in accordance with IFRS 2 as the options were granted on or before November 7, 2002. These options have not been subsequently modified and therefore do not need to be accounted for in accordance with IFRS 2.

**	The weighted average share price at the date of exercise for the options exercised is £2.94 (2005: £2.38).

***	Part of the exercise of shares during the year was met through shares previously held by British Airways Plc Employees Benefits Trustees (Jersey) Ltd.

For the share options outstanding as at March 31, 2006, the weighted average remaining contractual life is 7 years (2005: 7 years). For options granted during the year the weighted average option life was 9 years (2005: 10 years).

BRITISH AIRWAYS Plc AND SUBSIDIARIES

Notes to the accounts - contiuned

29	Share options (continued)

The fair value of equity-settled share options granted is estimated as at the date of grant using a binomial lattice or Monte-Carlo model, taking into account the terms and conditions upon which the options were granted. The following table lists the inputs to the models for the options granted in the year:

	2006	2005

Dividend yield (%)	3.0	3.0
Expected share price volatility (%)	47	58
Historical volatility (%)	47	30-40
Expected comparator group volatility (%)	23-138	40
Expected comparator correlation (%)	25	20
Risk-free interest rate (%)	4.2	5.1
Expected life of options (years)	7	7
Weighted average share price	2.79	1.94

The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome.

No other features of options grant were incorporated into the measurement of fair value.

The share-based payment charge has been recorded in the income statement as follows:

£ million	2006	2005

Employee costs	12	8

30	Other reserves and minority interests

	Group

£ million	Profit and loss account	Unrealised gains and losses	Currency translation	Total	Minority interests

Balance at April 1, 2004	(231)			(231)	10
Profit for the period attributable to shareholders	377			377
Exchange and other movements			(22)	(22)	2
Exchange written back on disposals			21	21
Cost of share-based payment	8			8

Total income and expense for the period	385		(1)	384	2
Exercise of share options	(1)			(1)

Balance at March 31, 2005	153		(1)	152	12
Effect of implementing IAS 32 and IAS 39	(34)	217		183	200	*

	119	217	(1)	335	212
Profit for the period attributable to shareholders	451			451
Exchange differences and other movements			2	2	1
Cost of share-based payment	12			12
Deferred tax effect of share options	7			7
Changes in fair value of cash flow hedges		191		191
(Losses) recycled to income on cash flow hedges		(308)		(308)
Share of other movements in reserves of associates	5			5

Total income and expense for the period	475	(117)	2	360	1
Exercise of share options	(5)			(5)

Balance at March 31, 2006	589	100	1	690	213

*    Included within minority interests are €300 million of 6.75 per cent fixed coupon euro perpetual preferred securities issued by British Airways Finance (Jersey) L.P. in which the general partner is British Airways Holdings Ltd, a wholly owned subsidiary of British Airways Plc. The holders of these securities have no rights against Group companies other than the issuing entity and, to the extent prescribed by the subordinated guarantee, the Company. The effect of the securities on British Airways Group as a whole, taking into account the subordinate guarantee and other surrounding arrangements, is that the obligations to transfer economic benefits in connection with the securities do not go beyond those that would normally attach to preference shares issued by a UK company.

Unrealised gains and losses reserve records fair value changes on available-for-sale investments and the portion of the gain or loss on a hedging instrument in a cash flow hedge that is determined to be an effective hedge.

The currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries and associates.

Total shareholders’ funds also includes the balance classified as share capital which includes the total net proceeds (both nominal value and share premium) on issue of the company’s equity share capital, comprising 25p ordinary shares. Investment in own shares consists of shares held by British Airways Plc Employee Benefits Trustees (Jersey) Ltd, a wholly owned subsidiary, for the purposes of the Employee Share Ownership plans including the Long-Term Incentive Plan. At March 31, 2006 the Group held 114,250 shares for the Long-Term Incentive Plan and other employee share schemes (2005: 10,716,400 shares). The purchase of shares was financed by British Airways Plc granting a loan to British Airways Plc Employee Benefits Trustees (Jersey) Ltd.

BRITISH AIRWAYS Plc AND SUBSIDIARIES

Notes to the accounts contiuned

31	Pension costs

British Airways operates two funded principal defined benefit pension schemes in the United Kingdom, the Airways Pension Scheme (APS) and the New Airways Pension Scheme (NAPS) both of which are closed to new members. APS has been closed to new members since March 31, 1984 and NAPS closed to new members on March 31, 2003. From April 1, 2003 British Airways commenced a new defined contribution scheme, the British Airways Retirement Plan (BARP), of which all new permanent employees over the age of 18 employed by the Group including certain subsidiary companies in the United Kingdom may become members. The assets of these schemes are held in separate trustee-administered funds. Benefits provided under APS are based on final average pensionable pay and, for the majority of members, are subject to increases in payment in line with the Retail Price Index. Those provided under NAPS are based on final average pensionable pay reduced by an amount (the “abatement”) not exceeding one and a half times the Government’s lower earnings limit. NAPS benefits are subject to Retail Price Index increases in payment up to a maximum of 5 per cent in any one year.

Most employees engaged outside the United Kingdom are covered by appropriate local arrangements. British Airways provides certain additional post-retirement healthcare benefits to eligible employees in the United States. British Airways participates in a multi-employer defined benefit plan operated in the United States by the International Association of Machinists (IAM) and presents the plan in the financial statements as if it were a defined contribution plan as it is not possible to allocate the assets and liabilities of the scheme due to the nature of the scheme. Contributions to the IAM plan were $3.0 million (2005: $2.5 million).

Pension contributions for APS and NAPS were determined by actuarial valuations made as at March 31, 2003 by an independent firm of qualified actuaries, Watson Wyatt LLP, using the attained age method for APS and the projected unit method for NAPS. At the date of the actuarial valuation the market values of the assets of APS and NAPS amounted to £5,421 million and £3,184 million respectively. The value of the assets represented 101% (APS) and 78% (NAPS) of the value of the benefits that had accrued to members after allowing for assumed increases in earnings. These valuations showed that an employer’s contribution equal to an average of 3.75 times the standard employees’ contributions from November 1, 2003 (nil prior to November 1, 2003) was appropriate for APS. For NAPS the corresponding regular employer’s contribution was 2.8 times the standard employees’ contributions from January 1, 2004 (3.0 times from April 1, 2003 to December 31, 2003 including a multiple of 0.5 to cover the deficit contributions) in addition to deficit contributions of £9.56 million per month increasing each April in line with inflation for a period of 10 years.

Employer contributions in respect of overseas employees have been determined in accordance with best local practice.

Total employer contributions to defined contribution pension plans both in the United Kingdom and overseas for the year were £14 million (2005: £9 million).

Employee benefit obligations comprise:

	Group

£ million	2006	2005

Obligations arising under defined benefit pension plans and post-retirement benefits	1,690	1,714
Obligations arising under post-retirement medical benefit plans	101	93

Total obligations arising under post-retirement benefits	1,791	1,807
Other employee benefit obligations	12	13

	1,803	1,820

The assets and liabilities of the schemes at March 31 are:

Period ended March 31, 2006

	Employee benefit obligations			Employee benefit assets

£ million	NAPS	Other schemes	Total	APS	Other schemes	Total

Scheme assets at fair value
Equities	4,034	227	4,261	1,984	20	2,004
Bonds	1,107	90	1,197	3,970	16	3,986
Others	691	1	692	696		696

Fair value of scheme assets	5,832	318	6,150	6,650	36	6,686
Present value of defined benefit obligations	7,902	538	8,440	5,867	30	5,897

	(2,070)	(220)	(2,290)	783	6	789
APS irrecoverable surplus				652		652

Net pension (liability) / asset	(2,070)	(220)	(2,290)	131	6	137

Net pension (liability)/asset represented by:
Net pension (liability)/asset recognised	(1,587)	(204)	(1,791)	131	6	137
Cumulative actuarial gains/(losses) not recognised	(483)	(16)	(499)

	(2,070)	(220)	(2,290)	131	6	137

BRITISH AIRWAYS Plc AND SUBSIDIARIES

Notes to the accounts continued

31      Pension costs (continued)

Period ended March 31, 2005

	Employee benefit obligations			Employee benefit assets

£ million	NAPS	Other schemes	Total	APS	Other schemes	Total

Scheme assets at fair value
Equities	3,091	173	3,264	1,956	16	1,972
Bonds	979	92	1,071	3,644	13	3,657
Others	484	1	485	431		431

Fair value of scheme assets	4,554	266	4,820	6,031	29	6,060
Present value of defined benefit obligations	6,523	488	7,011	5,603	24	5,627

	(1,969)	(222)	(2,191)	428	5	433
APS irrecoverable surplus				296		296

Net pension (liability) / asset	(1,969)	(222)	(2,191)	132	5	137

Net pension (liability)/asset represented by:
Net pension (liability)/asset recognised	(1,612)	(195)	(1,807)	132	5	137
Cumulative actuarial gains/(losses) not recognised	(357)	(27)	(384)

	(1,969)	(222)	(2,191)	132	5	137

The pension plans have not invested in any of the Group’s own financial instruments nor in properties or other assets used by the Group.

The amounts recognised in the Income Statement for the year are analysed as follows:

Period ended March 31, 2006

	Employee benefit obligations			Employee benefit assets

£ million	NAPS	Other schemes	Total	APS	Other schemes	Total

Current service cost	201	14	215	22	1	23
Past service cost	10	1	11	3		3

Recognised in arriving at operating profit	211	15	226	25	1	26

Expected return on scheme assets	(338)	(20)	(358)	(352)	(2)	(354)
Immediate recognition of (gains)/losses and the effect of the Asset Ceiling				60		60
Interest costs on defined benefit obligations	348	27	375	293	1	294
Amortisation of actuarial losses in excess of the corridor		1	1

Other finance cost	10	8	18	1	(1)

Period ended March 31, 2005

	Employee benefit obligations			Employee benefit assets

£ million	NAPS	Other schemes	Total	APS	Other schemes	Total

Current service cost	164	12	176	20	1	21
Past service cost	4		4	1		1

Recognised in arriving at operating profit	168	12	180	21	1	22

Expected return on scheme assets	(286)	(18)	(304)	(329)	(2)	(331)
Immediate recognition of (gains)/losses and the effect of the Asset Ceiling				42		42
Interest costs on defined benefit obligations	309	24	333	288	1	289
Amortisation of actuarial losses in excess of the corridor

Other finance cost	23	6	29	1	(1)

The amount of unrecognised cumulative actuarial gains and losses is as follows:

	Employee benefit obligations			Employee benefit assets

£ million	NAPS	Other schemes	Total	Other schemes	Total

Amount of unrecognised actuarial losses at April 1, 2004

Actual return on scheme assets	469	11	480	4	4
Less: Expected return on scheme assets	(286)	(18)	(304)	(2)	(2)

	183	(7)	176	2	2
Other actuarial gains/(losses)	(540)	(20)	(560)	(2)	(2)

Cumulative unrecognised actuarial losses at March 31, 2005	(357)	(27)	(384)

Actual return on scheme assets	1,132	55	1,187	7	7
Less: Expected return on scheme assets	(338)	(20)	(358)	(2)	(2)

	794	35	829	5	5
Other actuarial gains/(losses)	(920)	(25)	(945)	(5)	(5)
Amortisation of actuarial losses in excess of the corridor		1	1

Cumulative unrecognised actuarial losses at March 31, 2006	(483)	(16)	(499)

BRITISH AIRWAYS Plc AND SUBSIDIARIES

Notes to the accounts continued

31      Pension costs (continued)

Scheme assets and liabilities are measured by qualified actuaries. Scheme assets are stated at their market values at the respective balance sheet dates and overall expected rates of return are established by applying published brokers’ forecasts to each category of scheme assets.

					Group					Group

per cent p.a.	NAPS		APS		At March 31, 2006 Other Schemes	NAPS		APS		At March 31, 2005 Other Schemes

Inflation	2.8		2.8		2.5 - 4.0	2.8		2.8		3.0 - 4.0
Rate of increase in salaries	2.8	*	2.8	*	1.5 - 4.0	2.8	*	2.8	*	1.5 -6.0
Rate of increase of pensions in payment	2.7		2.7		1.5 - 5.0	2.7		2.7		1.7 - 5.0
Discount rate	5.0		5.0		2.0 - 7.0	5.4		5.4		2.0 - 7.0
Expected rate of return on scheme assets	6.8		5.1		5.0 - 8.3	7.4		6.0		5.0 - 8.3

*

Rate of increase in salaries is 2.8 per cent per annum for 2 years and 4.3 per cent per annum thereafter (2005: Rate of increase in salaries is 2.8 per cent per annum for 3 years and 4.3 per cent per annum thereafter).

Rate of increase in healthcare costs are based on medical trend rates of 12% grading down to 5% over 7 years (2005: 10% to 6% over 5 years).

In the UK, mortality rates are calculated using the PA92 standard mortality tables for APS and the PA80 standard mortality tables for NAPS (the two largest Group schemes). The standard mortality tables were selected based on the the actual recent mortality experience of members and were adjusted to allow for future mortality changes. In the US, mortality rates were based on the 1994 GAM Static tables.

A one percentage point change in the assumed rate of increase in healthcare costs would have the following effects:

£ million	Increase	Decrease

Effect on aggregate service cost and interest cost - (increase)/decrease	(2)	2
Effect on defined benefit obligation	(25)	19

The total contributions for the financial year ending March 31, 2007 will be dependent on the next actuarial review of the two main Group schemes,

APS and NAPS that is due to commence in April 2006 with the results of the review (and the consequential impact on contributions) expected in the autumn of 2006.

Changes in the present value of the defined benefit pension obligations are analysed as follows:

		Employee benefit obligations			Employee benefit assets

£ million	NAPS	Other schemes	Total	APS	Other schemes	Total

As at April 1, 2004	5,595	450	6,045	5,312	21	5,333
Current service cost	164	12	176	20	1	21
Past service cost	4		4	1		1
Interest cost	309	24	333	288	1	289
Benefits paid	(145)	(20)	(165)	(340)	(1)	(341)
Employee contributions	56	2	58	10		10
Actuarial gains and losses	540	20	560	312	2	314

As at March 31, 2005	6,523	488	7,011	5,603	24	5,627

Current service cost	201	14	215	22	1	23
Past service cost	10	1	11	3		3
Interest cost	348	27	375	293	1	294
Benefits paid	(158)	(17)	(175)	(349)	(1)	(350)
Employee contributions	58		58	10		10
Actuarial gains and losses	920	25	945	285	5	290

As at March 31, 2006	7,902	538	8,440	5,867	30	5,897

The defined benefit obligation comprises £5 million (2005: £6 million) arising from unfunded plans and £8,435 million (2005: £7,005 million) from plans that are wholly or partly funded.

Changes in the fair value of plan assets are analysed as follows:

		Employee benefit obligations			Employee benefit assets

£ million	NAPS	Other schemes	Total	APS	Other schemes	Total

As at April 1, 2004	3,938	217	4,155	5,821	26	5,847

Expected return on plan assets	286	18	304	329	2	331
Employer contributions	236	56	292	25		25
Employee contributions	56	2	58	10		10
Benefits paid	(145)	(20)	(165)	(340)	(1)	(341)
Actuarial gains and losses	183	(7)	176	186	2	188

As at March 31, 2005	4,554	266	4,820	6,031	29	6,060

Expected return on plan assets	338	20	358	352	2	354
Employer contributions	246	14	260	25	1	26
Employee contributions	58		58	10		10
Benefits paid	(158)	(17)	(175)	(349)	(1)	(350)
Actuarial gains and losses	794	35	829	581	5	586

As at March 31, 2006	5,832	318	6,150	6,650	36	6,686

BRITISH AIRWAYS Plc AND SUBSIDIARIES

Notes to the accounts continued

31      Pension costs (continued)

History of experience gains and losses:

		Employee benefit obligations			Employee benefit assets

£ million	NAPS	Other schemes	Total	APS	Other schemes	Total

As at March 31, 2006

Fair value of scheme assets	5,832	318	6,150	6,650	36	6,686
Present value of defined benefit obligation	(7,902)	(538)	(8,440)	(5,867)	(30)	(5,897)
APS irrecoverable surplus				(652)		(652)

(Deficit)/surplus in the schemes	(2,070)	(220)	(2,290)	131	6	137

Experience adjustments arising on plan liabilities	(920)	(25)	(945)	(285)	(5)	(290)
Experience adjustments arising on plan assets	794	35	829	581	5	586

As at March 31, 2005

Fair value of scheme assets	4,554	266	4,820	6,031	29	6,060
Present value of defined benefit obligation	(6,523)	(488)	(7,011)	(5,603)	(24)	(5,627)
APS irrecoverable surplus				(296)		(296)

(Deficit)/surplus in the schemes	(1,969)	(222)	(2,191)	132	5	137

Experience adjustments arising on plan liabilities	(540)	(20)	(560)	(312)	(2)	(314)
Experience adjustments arising on plan assets	183	(7)	176	186	2	188

As at March 31, 2004

Fair value of scheme assets	3,938	217	4,155	5,821	26	5,847
Present value of defined benefit obligation	(5,595)	(450)	(6,045)	(5,312)	(21)	(5,333)
APS irrecoverable surplus				(380)		(380)

(Deficit)/surplus in the schemes	(1,657)	(233)	(1,890)	129	5	134

The directors are unable to determine how much of the pension scheme surplus or deficit recognised on transition to IFRSs and taken directly to equity is attributable to actuarial gains and losses since inception of those pension schemes.

BRITISH AIRWAYS Plc AND SUBSIDIARIES

Notes to the accounts continued

32	Contingent liabilities

There were contingent liabilities at March 31, 2006 in respect of guarantees and indemnities entered into as part of, and claims arising from, the ordinary course of business, upon which no material losses are likely to arise. The Group is under investigation by the European Commission, the US Department of Justice, the Competition Commission in Canada and the New Zealand Commerce Commission in connection with alleged anti-competitive activity related to its cargo business. The Group is named as a defendant in a number of lawsuits that have been filed in various parts of the United States and Canada in connection with these allegations. It is not possible to predict whether these actions will have an adverse affect on the Group’s financial position or results of operations. A number of other lawsuits and regulatory proceedings are pending, the outcome of which in the aggregate is not expected to have a material effect on the Group’s financial position or results of operations.

The Group has guaranteed certain borrowings, liabilities and commitments which at March 31, 2006 amounted to £204 million (2005: £259 million), including guarantees given in respect of the fixed perpetual preferred securities issued by subsidiary companies and, for the year ended March 31, 2005, the Convertible Capital Bonds.

33	Related party transactions

The Group has had transactions, in the ordinary course of business during the year under review with related parties.

	Group

£ million	2006	2005

Associates:
Sales to associates	54	47
Purchases from associates	149	137
Amounts owed to associates	10	9

In addition, the Group meets certain costs of administering the Group’s retirement benefit plans, including the provision of support services to the Trustees. Costs borne on behalf of the retirement benefit plans amounted to £1.4 million in relation to the costs of the Pension Protection Fund levy (2005: nil).

Associates:

Iberia, Lineas Aéreas de España, S.A. (‘Iberia’)

A 90% owned subsidiary in the the Group has a 10 per cent investment in Iberia. Areas of opportunity for co-operation have been identified, and work continues to pursue and implement these. Sales and purchases between related parties are made at normal market prices and outstanding balances are unsecured, interest free and cash settlement is expected within the standard settlement terms specified by the IATA Clearing House.

As at March 31, 2006, the net trading balance owed by the Group to Iberia amounted to £0.4 million (2005: £0.3 million).

Comair Ltd

The Group has an 18.3 per cent investment in Comair and has a franchise agreement with the company that commenced in October 1996. Sales and purchases between related parties are made at normal market prices and outstanding balances are unsecured, interest free and cash settlement is expected within the standard settlement terms specified by the IATA Clearing House.

As at March 31, 2006, the net trading balance due to Comair amounted to £9 million (2005: £8 million)

Directors’ and officers’ loans and transactions

No loans or credit transactions were outstanding with directors or officers of the Group at the end of the year or arose during the year that need to be disclosed in accordance with the requirements of Schedule 6 to the Companies Act 1985.

In addition to the above, the Group also has transactions with related parties which are conducted in the normal course of airline business. These include the provision of airline and related services.

The Group has not provided or benefited from any guarantees for any related party receivables or payables. During the year ended March 31, 2006 the Group has not made any provision for doubtful debts relating to amounts owed by related parties (2005: nil).

Compensation of key management personnel (including directors)

	Group

£ million	2006	2005

Short-term employee benefits	6	5
Share-based payment	2	2

	8	7

34	Foreign currency translation rates

	At March 31		Annual average

£1 equals	2006	2005	2005-06	2004-05

US dollar	1.74	1.88	1.79	1.84
Japanese yen	204	201	201	197
Euro	1.43	1.45	1.47	1.47

BRITISH AIRWAYS Plc AND SUBSIDIARIES

Notes to the accounts continued

35	Transition to IFRSs

For all periods up to and including the year ended March 31, 2005, the Group prepared its financial statements in accordance with United Kingdom generally accepted accounting practice (UK GAAP). These financial statements are the first the Group is required to prepare in accordance with International Financial Reporting Standards (IFRS).

Accordingly, the Group has prepared financial statements which comply with IFRSs applicable for periods beginning on or after April 1, 2005 and the significant accounting policies to meet those requirements are disclosed in Note 2. In preparing these financial statements, the Group has started from an opening balance sheet as at April 1, 2004, the Group’s IFRS transition date, and made those changes in accounting policies and other restatements required by IFRS 1 for the first time adoption of IFRSs. This note explains the principal adjustments made by the Group in restating its UK GAAP balance sheet at the transition date and its previously published UK GAAP financial statements for the year ended March 31, 2005. Further information can also be found in the Group’s ‘Release of Financial Information for 2004/05 under International Financial Reporting Standards’ published on July 4, 2005.

a	Exemptions applied

IFRS 1 allows first-time adopters certain exemptions from the general requirements contained in IFRSs. The Group has taken the following exemptions:

-

Comparative information on financial instruments has been presented on the basis of UK GAAP and the Group has adopted both IAS 32 ‘Financial Instruments: Disclosure and Presentation’ and IAS 39 ‘Financial Instruments: Recognition and Measurement’ from April 1, 2005.

	-	IFRS 3 ‘Business Combinations’ has not been applied to acquisitions of subsidiaries or of interests in associates that occurred before April 1, 1999.

-

Certain items of property were carried in the balance sheet on the basis of valuations performed in 1995, prior to the adoption of FRS 15. As permitted under IFRS 1 the Group has elected to regard those fair values as deemed cost as at the date of the revaluation.

-

The Group has recognised all cumulative actuarial gains and losses on pensions and other post-retirement benefits as at April 1, 2004, directly in equity. The Group discloses prospectively from April 1, 2004 the information required by IAS 19 regarding future actuarial gains and losses as those arise.

	-	Cumulative currency translation differences for all foreign operations are deemed to be zero as at April 1, 2004.

-

IFRS 2 ‘Share Based Payment’ has not been applied to any equity instruments that were granted on or before November 7, 2002, nor has it been applied to equity instruments granted after November 7, 2002 that vested before April 1, 2005.

	-	The Group has deemed goodwill arising on the acquisition of subsidiary and associated undertakings that had been set-off directly to reserves to be zero.

	-	The Group applied to requirements of IFRS 5 - ‘Non-Current Assets Held for Sale and Discontinued Operations’ from April 1, 2004

b	Accounting policies applied in the year ended March 31, 2005

The Group adopted IAS 32 and IAS 39 with effect from April 1, 2005, and as permitted by IFRS 1 the Group has not restated comparative information. The new accounting policies under IAS 32 and IAS 39 are set out in Note 2. For accounting periods up to the year ended March 31, 2005 the following accounting policies were applied in respect of financial instruments in the financial statements of the Group.

The Group’s accounting policy for derivatives is to defer and only recognise in the Group income statement gains and losses on hedges of revenues or operating payments as they crystallise.

Amounts payable or receivable in respect of interest rate swap agreements are recognised in the net interest payable charge over the period of the contracts on an accruals basis. Cross currency swap agreements and forward foreign exchange contracts taken out to hedge borrowings are brought into account in establishing the carrying values of the relevant loans, leases or hire purchase arrangements in the balance sheet. Gains and losses on forward foreign exchange contracts to hedge capital expenditure commitments are recognised as part of the total sterling carrying cost of the relevant tangible asset as the contracts mature or are closed out. Trade investments in the Group were measured at historic cost.

c	Nature of the main adjustments to comply with IAS 32 and IAS 39

Had IAS 32 and IAS 39 been applied from April 1, 2004 the following adjustments would have been necessary:

	-	all derivative instruments would have been recorded on the balance sheet at fair value;

	-	available for sale investments and investments held at fair value through profit and loss would have been carried at fair value rather than cost;

	-	the retranslation of debt repayments classified as a hedge of future revenues would have been reported in equity rather than the income statement.

BRITISH AIRWAYS Plc AND SUBSIDIARIES

Notes to the accounts continued

35	Transition to IFRSs (continued)

d	Group reconciliation of equity as at April 1, 2004

		Group

£ million	Note	UK GAAP	Adjustments	IFRSs

Non-current assets
Property, plant and equipment	(i)
Fleet		7,104	110	7,214
Property		1,042	38	1,080
Equipment		491	(12)	479
		8,637	136	8,773

Goodwill	(ii)	93	(22)	71
Landing rights	(ii)	75	22	97
Other intangible assets	(ii)		12	12
Investments in associates	(iii)	501	(58)	443
Other investments		30		30
Employee benefit assets	(iv)		134	134
Other financial assets	(v)		22	22

Total non-current assets		9,336	246	9,582

Non-current assets held for sale	(i)		49	49

Current assets and receivables
Expendable spares and other inventories		76		76
Trade receivables		676		676
Other current assets		343	(22)	321
Other current interest bearing deposits		1,606	(963)	643
Cash and cash equivalents	(vi)	64	963	1,027
		1,670		1,670

Total current assets and receivables		2,765	(22)	2,743

Total assets		12,101	273	12,374

Shareholders’ equity and liabilities
Shareholders’ equity
Issued share capital		271		271
Share premium		788		788
Investment in own shares		(31)		(31)
Other reserves		1,159	(1,390)	(231)

Total shareholders’ equity		2,187	(1,390)	797

Equity minority interest		10		10
Non-equity minority interest		200		200

Minority interests		210		210

Non-current liabilities
Interest bearing long-term borrowings		5,034		5,034
Convertible borrowings		112		112
Employee benefit obligations	(vii)		1,901	1,901
Provisions for deferred tax	(viii)	1,137	(420)	717
Other provisions		80	63	143
Other long-term liabilities	(ix)	340	(105)	235

Total non-current liabilities		6,703	1,439	8,142

Current liabilities
Current portion of long-term borrowings		682		682
Trade and other payables	(x)	2,308	212	2,520
Current tax payable		6		6
Short-term provisions		5	12	17

Total current liabilities		3,001	224	3,225

Total shareholders’ equity and liabilities		12,101	273	12,374

BRITISH AIRWAYS Plc AND SUBSIDIARIES

Notes to the accounts continued

35	Transition to IFRSs (continued)

e	Group reconciliation of equity as at March 31, 2005

		Group

£ million	Note	UK GAAP	Adjustments	IFRSs

Non-current assets
Property, plant and equipment	(i)

Fleet		6,748	196	6,944
Property		959	41	1,000
Equipment		445	(60)	385

		8,152	177	8,329

Goodwill	(ii)	88	(16)	72
Landing rights	(ii)	102	20	122
Other intangible assets	(ii)		60	60
Investments in associates	(iii)	120	6	126
Other investments		30		30
Employee benefit assets	(iv)		137	137
Other financial assets	(v)		38	38

Total non-current assets		8,492	422	8,914

Non-current assets held for sale	(i)		5	5

Current assets and receivables
Expendable spares and other inventories		84		84
Trade receivables		685		685
Other current assets		393	(92)	301

Other current interest bearing deposits		1,604	(471)	1,133
Cash and cash equivalents	(vi)	78	471	549
		1,682		1,682

Total current assets and receivables		2,844	(92)	2,752

Total assets		11,336	335	11,671

Shareholders’ equity and liabilities
Shareholders’ equity
Issued share capital		271		271
Share premium		788		788
Investment in own shares		(26)		(26)
Other reserves		1,432	(1,280)	152

Total shareholders’ equity		2,465	(1,280)	1,185

Equity minority interest		12		12
Non-equity minority interest		207	(7)	200

Minority interests		219	(7)	212

Non-current liabilities
Interest bearing long-term borrowings		4,045		4,045
Employee benefit obligations	(vii)		1,820	1,820
Provisions for deferred tax	(viii)	1,243	(427)	816
Other provisions		67	45	112
Other long-term liabilities	(ix)	301	(89)	212

Total non-current liabilities		5,656	1,349	7,005

Current liabilities
Current portion of long-term borrowings		447		447
Convertible borrowings		112		112
Trade and other payables	(x)	2,385	257	2,642
Current tax payable		36		36
Short-term provisions		16	16	32

Total current liabilities		2,996	273	3,269

Total shareholders’ equity and liabilities		11,336	335	11,671

BRITISH AIRWAYS Plc AND SUBSIDIARIES

Notes to the accounts continued

35	Transition to IFRSs (continued)

f	Group reconciliation of profit and loss for the year ended March 31, 2005

		Group

£ million	Note	UK GAAP		Adjustments		IFRSs

Traffic revenue
Passenger		6,500				6,500
Cargo		482				482

		6,982				6,982
Other revenue (including fuel surcharges)		831		(41)		790

Revenue		7,813		(41)		7,772

Employee costs		2,273		(38)		2,235
Depreciation, amortisation and impairment		687		52		739
Aircraft operating lease costs		106				106
Fuel and oil costs		1,128				1,128
Engineering and other aircraft costs		502		(70)		432
Landing fees and en route charges		556				556
Handling charges, catering and other operating costs		930		(12)		918
Selling costs		488		2		490
Currency differences				15		15
Accommodation, ground equipment and IT costs		603		(6)		597

Total expenditure from operations		7,273		(57)		7,216

Operating profit	(xii)	540		16		556

Finance costs		(273)		8		(265)
Finance income		97				97
Financing income and expense relating to pensions				(29)		(29)
Retranslation credits on currency borrowings		33		23		56
Profit / (loss) on sale of fixed assets and investments		(26)		97		71
Share of post-tax profits in associates accounted for using the equity method		41		(17)		24
Income relating to fixed asset investments		3				3

Profit before tax for the year	(xii)	415		98		513
Tax	(xii)	(149)		28		(121)

Profit after tax for the year		266		126		392

Attributable to:
Equity holders of the parent		251		126		377
Minority interest		15				15

		266		126		392

Earnings per share
Basic		23.4	p	11.8	p	35.2	p
Diluted		23.0	p	11.1	p	34.1	p

g	Restatement of equity from UK GAAP to IFRS

(i) Property, plant and equipment

IAS 16 focuses on the balance sheet cost in prescribing the level at which parts should be determined; in particular it requires that each part of property, plant and equipment that has a cost that is significant in relation to the overall cost of the item should be depreciated separately. Under UK GAAP, the emphasis is on the income statement depreciation charge in determining the asset components. Under UK GAAP, the cost of major engine overhaul is expensed to the income statement. Under IAS 16, major engine overhaul will be treated as a separate asset component with the cost capitalised and depreciated over the period to the next major overhaul. For the year ended March 31, 2005 this change resulted in higher depreciation costs (£43 million) and lower engineering costs (£70 million).

Under UK GAAP, certain US dollar-denominated assets and liabilities were treated as a foreign operation (‘Branch’) with US Dollar as its functional currency. Exchange movements were therefore taken to reserves rather than through the income statement. IAS 21 provides additional criteria to allow the functional currency of a foreign operation to be determined. If the functional currency is deemed to be the same as for the parent, then exchange movements on retranslation of monetary items are taken through the income statement. As a result, the cumulative exchange differences reflected in the carrying value of the assets previously included in the ‘branch’ and taken to reserves were unwound. This resulted in increased depreciation of £13 million and currency gains of £16 million reported through income.

IAS 38 requires IT software that is distinct from any associated hardware to be reclassified from tangible assets to intangible assets.

Under IFRS 5, an asset should be measured at market value and reclassified as an asset held for sale once a decision is made for the asset to be sold and it is made available for sale. This reduced losses on disposal in the year ended March 31, 2005 by £3 million before tax.

BRITISH AIRWAYS Plc AND SUBSIDIARIES

Notes to the accounts continued

35	Transition to IFRSs (continued)

g	Restatement of equity from UK GAAP to IFRS (continued)

	Group

£ million	April 1, 2004	March 31, 2005

Component accounting for major engine overhaul	(34)	(6)
Reversal of cumulative exchange differences under IAS 21	235	249
Reclassification of capitalised IT software	(12)	(60)
Reclassification of assets held for sale	(53)	(6)

	136	177

(ii) Intangible assets

Under UK GAAP, goodwill arising on the acquisition of businesses was amortised over a period not exceeding 20 years. The provisions of IFRS 3 - ‘Business Combinations’ have been applied prospectively from April 1, 1999. IFRS 3 prohibits the amortisation of goodwill, requiring instead that an annual test for impairment is carried out. IFRS 3 requires that an intangible asset acquired under a business combination should be recognised separately from goodwill if it is probable that future economic benefits will flow from the asset and its costs can be measured reliably. As a result £22 million of landing rights acquired with businesses since April 1, 1999 and previously classified as goodwill have been reclassified on transition.

IAS 38 requires IT software that is distinct from any associated hardware to be reclassified from tangible assets to intangible assets.

	Group

£ million	April 1, 2004	March 31, 2005

Reversal of amortisation of goodwill on subsidiaries (after reclassification of landing rights)		4
Reclassification of capitalised IT software	12	60

	12	64

(iii) Investments in associates

The results of the Group’s associated companies, consolidated using the equity method, should be included under the same accounting policies as those applied by the Group. As a result the carrying value of the associated companies has been reduced in the transition balance sheet, principally in respect of deferral of frequent flyer revenue and accrual for employee benefit obligations. This also affected the valuation of the net assets disposed of with our share of Qantas.

	Group

£ million	April 1, 2004	March 31, 2005

IFRS accounting policies applied to the share of net assets of associates	(58)	5
Reversal of amortisation of goodwill on associates		1

	(58)	6

(iv) Employee benefit assets

See note (vii) below

(v) Other long-term financial assets

Certain long-term financial assets and prepayments have been reclassified from current to long-term assets. These amounted to £22 million at April 1, 2004 and £38 million at March 31, 2005.

(vi) Cash and cash equivalents

The definition of gross cash differs between UK GAAP and IFRS. Under UK GAAP cash comprises cash in hand and on-demand deposits. IFRS includes short-term highly liquid investments (i.e. those that can be turned into cash with insignificant changes in value) within cash equivalents. Under UK GAAP these are shown as short-term investments. Consequently balances of £963 million and £471 million at April 1, 2004 and March 31, 2005 respectively have been reclassified into cash and cash equivalents.

(vii) Employee benefit obligations

Under UK GAAP the measurement and recognition requirements of SSAP 24 were applied to accounting for pensions and post-retirement benefits in the financial statements, whilst disclosures were provided under FRS 17. IAS 19 takes a balance sheet approach to accounting for defined benefit schemes, similar to FRS 17. Therefore, on transition, the deficit, similar to that previously disclosed under FRS 17, has been recognised in the balance sheet. From April 1, 2004 the Group has elected to apply the ‘corridor’ treatment under IAS 19. The impact will be that actuarial gains and losses are only recognised to the extent that they exceed 10 per cent of the greater of the scheme assets or liabilities, and in that case are spread over the remaining average service lives of employees. Therefore, the net actuarial losses on the pension schemes for 2004/05 of £0.4 billion has not been recognised.

Under UK GAAP no provision is currently made for annual leave accrued. Under IAS 19, the expected cost of compensated short-term absences should be recognised at the time the related service is provided.

	Group

£ million	April 1, 2004	March 31, 2005

Recognition of defined benefit scheme deficits	(1,890)	(1,807)
Recognition of defined benefit scheme assets	134	137
Provision for compensated short-term absences	(11)	(13)
Reduction in SSAP 24 accrued liability	72	57
Reduction in SSAP 24 prepayment		(54)

	(1,695)	(1,680)

BRITISH AIRWAYS Plc AND SUBSIDIARIES

Notes to the accounts continued

35	Transition to IFRSs (continued)

g	Restatement of equity from UK GAAP to IFRS (continued)

(viii) Provision for deferred taxation

Under UK GAAP, deferred tax was provided on timing differences that had originated, but had not reversed, before the balance sheet date. Under IAS 12, deferred tax is provided on temporary differences based upon the future recovery or settlement of assets and liabilities recognised in the balance sheet.

	Group

£ million	April 1, 2004	March 31, 2005

Impact of the adoption of IAS 19 - Pensions	508	503
Impact of the other adjustments	6	4
Other temporary differences due to change in methodology	(94)	(80)

	420	427

(ix) Other long-term liabilities

Under UK GAAP, certain US dollar-denominated assets and liabilities were treated as a foreign operation (‘Branch’) with US Dollar as its functional currency. Exchange movements were therefore taken to reserves rather than through the income statement. IAS 21 provides additional criteria to allow the functional currency of a foreign operation to be determined. If the functional currency is deemed to be the same as for the parent, then exchange movements on retranslation of monetary items are taken through the income statement. As a result, the cumulative exchange differences reflected in the carrying value of the certain deferred income balances included in the ‘branch’ and taken to reserves were unwound. This resulted in an increase in liabilities of £12 million and £13 million at April 1, 2004 and March 31, 2005 respectively.

In addition, £102 million (April 1, 2004: £117 million) of long-term liabilities have been reclassified from accruals falling due over one year to other provisions.

(x) Trade and other payables

IAS 16 focuses on the balance sheet cost in prescribing the level at which parts should be determined; in particular it requires that each part of property, plant and equipment that has a cost that is significant in relation to the overall cost of the item should be depreciated separately. Under UK GAAP, the emphasis is on the income statement depreciation charge in determining the asset components. Under UK GAAP, the cost of major engine overhaul is expensed to the income statement. Under IAS 16, major engine overhaul will be treated as a separate asset component with the cost capitalised and depreciated over the period to the next major overhaul.

The Group receives revenue from the sale of mileage credits to third parties, including BA Miles that are managed through the Executive Club frequent flyer programme and Air Miles that are managed through the wholly owned subsidiary Airmiles Travel Promotions Ltd. Under UK GAAP, revenue from the sale of miles is recognised on issue of the mile, with a provision made under FRS 12 for the incremental cost of providing the service on redemption of the mile. IAS 18 is more prescriptive about the point at which revenue is recognised. Under IAS 18, the fair value of the miles sold is deferred and recognised on redemption of the mileage credit. The cost of providing free redemption services is recognised when the miles are redeemed.

In addition, £16 million (April 1, 2004: £12 million) of short-term liabilities have been reclassified from accruals falling due within one year to short-term provisions.

	Group

£ million	April 1, 2004	March 31, 2005

Component accounting for major engine overhaul	(3)	(3)
Revenue recognition on the sale of miles	(239)	(270)
Reclassification of SSAP 24 accrued liability	18
Reclassification of short-term liabilities to provisions	12	16

	(212)	(257)

h	Restatement of reported profit for the year ended March 31, 2005 from UK GAAP to IFRS

(xi) Reclassifications

The reclassifications in the Group income statement for the year ended March 31, 2005 comprise the following:

	Group

		Currency
£ million	Associates	differences	Total

Currency differences		6	6
Accommodation and ground equipment		(6)	(6)
Finance costs	(8)		(8)
Share of post-tax profits in associates accounted for using the equity method	18		18
Profit or loss on sale of fixed assets and investments	4		4
Tax	(14)		(14)

IAS 21 requires all currency differences to be reported separately. These were previously reported as part of accommodation and ground equipment under UK GAAP. Under UK GAAP the equity method of consolidation for associates required the Group’s share of operating profit, finance costs, profit or loss on disposal and taxation to be allocated to their respective captions in the profit and loss account. Under IFRS, the Group has applied equity accounting on a net basis, which requires the Group’s share of the post-tax results of the equity accounted associate to be reported in the income statement in a single line.

BRITISH AIRWAYS Plc AND SUBSIDIARIES

Notes to the accounts continued

35	Transition to IFRSs (continued)

(xii) Effect of remeasurement

The effect of the above GAAP differences on reported profit of the Group for the year ended March 31, 2005 is as follows:

	Group

	Operating	Profit before		Profit for
£ million	profit	tax	Tax	the period

Component accounting for major engine overhaul (see (i))	27	28	(9)	19
Reversal of cumulative exchange differences under IAS 21 (see (i))	(20)	3	4	7
Reclassification of assets held for sale (see (i))		3	(1)	2
Reversal of goodwill amortisation (see (ii))	4	5		5
Impact of IFRSs on the disposal of Qantas (see (iii)) *		97		97
Impact of the application of IAS 19 - Pensions (see (vii))	44	15	(5)	10
Revenue recognition on the sale of miles (see (x))	(31)	(31)	9	(22)
Share based payment expense **	(8)	(8)	2	(6)
Tax methodology differences (see (viii))			14	14

Increase in reported profit for the year	16	112	14	126

* Under IFRSs, the disposal of Qantas results in a £97 million improvement in the income statement for the year ended March 31, 2005, reflecting a £59 million decrease in the net assets of Qantas (see (iii) above), and the reversal of the requirement to write back goodwill previously written off to reserves of £59 million, partially offset by the write off of exchange gains arising on the investment since April 1, 2004 of £21 million.

** Under UK GAAP, the Group was either exempt from recognising the cost of providing share options to employees or the cost was measured at zero in the income statement. IFRS 2 requires a charge to be made to the income statement. The expense is calculated as the fair value of the award on the date of grant and is recognised over the vesting period of the scheme. A binomial lattice model has been used to calculate the fair value of options on their grant date. The Group has applied the provisions of IFRS 2 only to awards made after November 7, 2002, an option allowed on transition by IFRS 1.

i	Restatement of cash flow statement from UK GAAP to IFRSs

The transition from UK GAAP to IFRSs has no effect upon the reported cash flows generated by the Group. The IFRSs cash flow statement is presented in a different format from that required under UK GAAP with cash flows split into three categories of activities - operating activities, investing activities and financing activities. The reconciling items between the UK GAAP presentation and the IFRSs presentation have no net impact on the cash flows generated. As a result of the treatment of major engine overhaul as a capital item under IFRS £55 million of expenditure previously reported as a deduction in operating cash flow has now been shown under the purchase of property, plant and equipment.

In preparing the cash flow statement under IFRSs, cash and cash equivalents include cash at bank and in hand, highly liquid interest bearing securities with original maturities of three months or less, and bank overdrafts. Under UK GAAP highly liquid interest bearing securities were not classified as cash equivalents.

j	Restatement on the adoption of IAS 32 and IAS 39

	Group

	Unrealised gains	Profit and loss
£ million	and losses	reserve	Total

Increase in available-for-sale financial asset to reflect fair value	4		4
Net unrecognised gains on derivative financial instruments	304	(34)	270
Impact of IAS 39 on the share of net assets of associates		(10)	(10)

Adjustments before taxation	308	(44)	264
Deferred tax on the above adjustments	(91)	10	(81)

	217	(34)	183

Available-for-sale financial assets

The Group carried listed shares at the lower of cost and realisable value under long-term investments. Under IAS 39 these are classified as available-for-sale and carried at fair value. Consequently the carrying value increased by £4 million at April 1, 2005. The gain, net of deferred tax, has been taken directly to equity until disposal or impairment of the investment, when the cumulative unrealised gains and losses would be recycled through the income statement.

Recognition of derivatives at fair value

Under UK GAAP, gains and losses from derivative financial instruments used for hedging purposes are not recognised in earnings or as adjustments to carrying amounts until the gains or losses crystallise. IAS 39 requires all derivatives to be recognised at fair value in the balance sheet. Consequently the fair value of interest rate swap arrangements, forward foreign exchange contracts and fuel hedging contracts have been recognised on the Group balance sheet at April 1, 2005. Interest rate swap agreements that were outstanding at April 1, 2005 and were not closely related to an underlying financing transaction have been designated at fair value through the income statement. The fair value at April 1, 2005 was £2 million.

Convertible Capital Bonds 2005

The Group held Convertible Capital Bonds at April 1, 2005 that matured on June 15, 2005. Under IAS 32 these would normally be required to be split between an equity component and a debt component. As the financial instruments matured in June 2005, the resulting adjustment would have been an allocation between equity components with no overall change to equity. As a result no change has been made to the presentation of these financial instruments at April 1, 2005.

Minority interests

The Group previously presented the €300 million of 6.75% fixed coupon euro perpetual preferred securities issued by British Airways Finance (Jersey) L.P. in which the general partner is British Airways Holdings Ltd, a wholly owned subsidiary of British Airways Plc, as a non-equity minority interest. Such a classification is not recognised under IAS 32 and consequently the euro perpetual preferred securities are presented under the heading ‘minority interests’.

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (continued)

Note 36 - Differences between IFRS and United States Generally Accepted Accounting Principles

The Financial Statements are prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union and by the International Accounting Standards (IAS) Board. These differ in certain respects from generally accepted accounting principles in the United States (‘US GAAP’). The significant differences are described below.

(a) Pension costs

Under both IFRS and US GAAP, the accrued pension cost or liability is determined by reference to the pension obligation and the market value of the underlying plan assets, after adjustment to reflect any unrecognised actuarial gains or losses and prior service costs.

For certain of the Group’s pension plans the accumulated benefit obligation exceeded the fair value of related plan assets. Where a pension plan has an unfunded accumulated benefit obligation, US GAAP requires such an amount to be recognised as a liability on the balance sheet. The adjustment resulting from the recognition of any such minimum liability is reported as an intangible asset to the extent of unrecognised prior service cost with the remaining amount reported in comprehensive income.

Under IFRS the Group applies the 10% corridor test at the beginning of the year, to determine whether actuarial gains and losses due to differences between expected and actual performance require amortisation. Where the gain or loss exceeds 10% of the greater of the projected benefit obligation or the market related value of the scheme’s assets, the excess is amortised over the active participants’ average remaining service periods. Under US GAAP, the Group has opted to apply the zero corridor approach, and amortises the actuarial gain or loss over the average remaining service periods.

The Group also provides post-retirement healthcare benefits, mainly in the US, to certain of its retired employees, and applies the 10% corridor test to determine actuarial gain or loss amortisation under both IFRS and US GAAP.

In adopting IAS 19, the Group has taken advantage of the exemption available under IFRS 1, whereby on transition on April 1, 2004 all cumulative actuarial gains and losses are recognised on the balance sheet for its pensions and post-retirement plans. A difference between IFRS and US GAAP therefore exists because pre-April 1 2004 actuarial gains and losses are amortised as part of periodic pension cost under US GAAP.

Under US GAAP, assets and liabilities for the Group’s major plans are measured at December 31. Under IFRS, these amounts are measured at March 31.

(b) Accounting for share-based compensation

Under IFRS, the Group applies the fair value method of accounting for its share-based compensation plans in accordance with IFRS 2. Under US GAAP, the Group applies the intrinsic value method under APB25 ‘Accounting for stock issued to employees’ as permitted by SFAS 123 ‘Accounting for stock based compensation’. Provisions of IFRS 2 are applied to awards granted after November 7, 2002. The Group recognised compensation expense under US GAAP for the year ended March 31, 2006, as a result of the expectation that certain performance conditions will be met.

(c) Goodwill and landing rights

Under US GAAP, goodwill arising on acquisitions prior to June 30, 2001 was capitalised and amortised over a period not exceeding 40 years. The Group adopted SFAS 142 ‘Goodwill and Intangible Assets’ on April 1, 2002, which requires that goodwill is capitalised and not amortised, but tested for impairment on at least an annual basis. As a result of the annual impairment test undertaken at March 31, 2003, the Group recognised at that date an impairment charge under US GAAP, representing the outstanding balance of goodwill arising in respect of the acquisition of subsidiary companies.

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (continued)

Note 36 - Differences between IFRS and United States Generally Accepted Accounting Principles (continued)

On transition the Group has applied the provisions of IFRS 3 prospectively from April 1, 1999. IFRS 3 requires that intangible assets that are measurable and separately identifiable from goodwill be shown separately on the Balance Sheet and capitalised and amortised. US GAAP did not require recognition of these landing rights separate from goodwill as they predated June 30, 2001.

(d) Property valuation

Under IFRS, the Group does not revalue tangible fixed assets. Certain properties were, however, revalued previously under the Group’s previous reporting basis, UK GAAP. On transition to IFRS any increment arising due to previous revaluations is not reversed but included as part of the assets’ deemed cost. Under US GAAP assets are carried at historical cost less depreciation. The incremental amount included in deemed cost under IFRS is therefore reversed under US GAAP. Similarly, the incremental depreciation charge under IFRS is reversed under US GAAP.

(e) Change in accounting principle

Under IFRS the Group has applied the component based approach of IAS 16 ‘Property, Plant and Equipment’ for tangible assets. This resulted in a change in accounting policy for the costs of major engine overhaul as compared to the accounting previously applied under UK GAAP. Previously, under UK GAAP, the Group had expensed these costs as incurred, but under IAS 16 these costs are capitalised at the time of expenditure and amortised over the period between major overhauls.

As of April 1, 2005, the Group changed its US GAAP accounting policy for major engine overhaul from ‘expense as incurred’ to ‘capitalise and amortise’. This change represents a change in accounting principle as defined by APB No. 20 ‘Accounting Changes’, and a cumulative effect adjustment is recorded in the 2005/06 Income Statement.

The Group changed its accounting policy under US GAAP because it believes the new policy results in a better matching of revenues and expenses.

(f) Derivative instruments

The Group enters into derivative instruments to limit its exposure to fuel price, interest rate and foreign exchange rate risks.

Under IFRS, the Group accounts for its derivative financial instruments under IAS 39 ‘Financial Instruments: Recognition and Measurement’. IAS 39 requires that derivative financial instruments be measured at fair value and changes in fair value are either recognised through current earnings or reserves depending on the nature of the instrument. Changes in fair value of derivative financial instruments that are not designated or not effective as hedges are recognised in net income.

Changes in fair value of derivatives designated and effective as cash flow hedges are recognised directly in reserves. Amounts recorded in reserves are transferred to net income when the hedged transaction affects earnings.

Under IAS 39 the Group utilises debt instruments, denominated in currencies other than sterling, as hedges of currency exposure on expected future sales. Exchange differences arising from the retranslation of such debt instruments that are effective as hedges are recorded through reserves.

On adoption of IAS 39 as of April 1, 2005, all hedges that previously qualified for hedge accounting under UK GAAP were recorded on the balance sheet at fair value with the offset recorded through reserves.

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (continued)

Note 36 - Differences between IFRS and United States Generally Accepted Accounting Principles (continued)

Under US GAAP all derivative financial instruments are accounted for under SFAS 133 ‘Accounting for Derivative Instruments and Hedging Activities’ and recorded on the balance sheet at their fair value. Similar to IAS 39, SFAS 133 requires that changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether the instrument is designated as part of a hedge transaction. SFAS 133 does not allow debt instruments to be utilised as hedging instruments, and therefore exchange differences arising from the retranslation of debt instruments are recorded in the income statement in the period they arise.

Prior to April 1, 2005, the Group did not designate any of its derivative financial instruments as part of hedged transactions under SFAS 133. As a result, all changes in fair value were recognised through earnings. A difference therefore exists between the treatment applied under SFAS 133 and that upon initial adoption of IAS 39. This difference will remain until the individual derivative transactions mature.

(g) Asset acquisition

Periodically the Group acquires aircraft previously held under finance lease arrangements. Under IFRS, the gain or loss arising from the difference between the carrying value of the lease obligation and the proceeds paid by the Group to settle the obligation is either recognised as other income on completion of the transaction; deferred and recognised over the remaining economic useful life of the acquired asset; or recognised as an adjustment to the related lease obligation depending on the facts and circumstances. Under US GAAP, the gain or loss is recognised as an adjustment to the carrying value of the acquired asset on completion of the transaction. In addition, US GAAP requires that any difference between the adjusted carrying value and the tax written down value at completion of the transaction be recognised as a deferred tax asset or liability with a corresponding further adjustment to the carrying value of the acquired asset.

(h) Gains on sale and leaseback transactions

Under IFRS, gains arising on sale and leaseback transactions are recognised as part of net income to the extent that the sale proceeds do not exceed the fair value of the assets concerned. Gains arising on the portion of the sale proceeds which exceed the fair value are deferred and amortised over the minimum lease term. Under US GAAP, the total gains arising on qualifying sale and leaseback transactions are deferred in full and amortised to income over the minimum lease term.

(i) Disposals of investments in associated and subsidiary undertakings

Gains or losses on sales of investments in associates and subsidiaries may differ between US GAAP and IFRS, due to differences in the carrying value of the investment and for goodwill.

Under US GAAP, in accordance with SFAS 52 ‘Foreign Currency Translation’, amounts previously recognised as cumulative translation adjustments in Accumulated Other Comprehensive Income are included in the calculation to derive the gain or loss on disposal.

IAS 21 similarly requires the inclusion of exchange differences in the calculation of gains and losses under IFRS. The Group has taken advantage of the exemption available under IFRS 1, whereby on transition to IFRS on April 1, 2004 cumulative exchange differences on foreign operations up to that date are deemed to be zero. As such, the amount of exchange differences on disposal can differ between US GAAP and IFRS, resulting in a difference on gains or losses recognised in connection with the disposal of such investments.

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (continued)

Note 36 - Differences between IFRS and United States Generally Accepted Accounting Principles (continued)

(j) Other

Within “Other” are immaterial adjustments related to investments in associated undertakings and differences related to fees on lease transfers.

(k) Deferred tax

Under IFRS, the Group provides for deferred tax in accordance with IAS 12 whilst under US GAAP the Group provides for deferred tax in accordance with SFAS 109.

Certain methodology differences exist related to share-based compensation and unremitted foreign earnings. The tax effect on reconciling adjustments between US GAAP and IFRS also creates differences.

(l) Discontinued operations

The definition of activities classified as discontinued operations under US GAAP differs from that under IFRS. Under IFRS the activity must be a separate major line of business or geographical area of operations. Under US GAAP this definition is broadened to include a component of an entity (rather than a separate major line of business or geographical area of operations). Consequently, the results, including the gain on sale, of the London Eye Company Ltd are presented in discontinued operations in 2006 and 2005 under US GAAP, but included within continuing operations under IFRS.

(m) Computer software costs

Under US GAAP computer software costs are included in property, plant and equipment. Under IAS 16 certain computer software costs are classified as intangible assets.

(n) Trade investments

Prior to the adoption of IAS 32 and IAS 39 on April 1, 2005, trade investments were stated at cost less provision for permanent diminution in value under IFRS. Under US GAAP, trade investments classified as available for sale per SFAS 115 are stated at market value and the unrealised gains/losses are accounted for within Other Comprehensive Income. Treatments under IFRS and US GAAP converge with the adoption of IAS 32 and IAS 39 on April 1, 2005, and the difference is eliminated from that date.

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (continued)

Note 36 - Differences between IFRS and United States Generally Accepted Accounting Principles (continued)

The following statements provide a reconciliation between profit for the year attributable to equity holders of the parent under IFRS and net income under US GAAP, and a reconciliation between total shareholders’ equity under IFRS and shareholders’ equity under US GAAP.

NET INCOME

		Year ended March 31

	Notes	2006	2005

		£ million	£ million

Profit for the year attributable to equity holders of the parent under IFRS		451	377

Adjustments:
Employment costs
Pension costs	(a)	(281)	(81)
Share compensation	(b)	(44)	8
Depreciation and amortisation
Landing rights	(c)	1	1
Property valuation	(d)	6	7
Maintenance costs
Major engine overhaul	(e)	—	(28)
Other gains/(losses)
Gains/(losses) on derivative instruments	(f)	(219)	256
Net interest expense
Asset acquisition	(g)	(1)	1
Gain on disposal of tangible fixed assets
Sale and leaseback transactions	(h)	11	13
Disposal of investments
Disposal of interests in associated companies	(i)	—	(126)
Other differences	(j)	(3)	2
Deferred taxation
Effect of the above adjustments	(k)	216	(70)
Effect of differences in methodology	(k)	17	(2)
Discontinued operations
Results of discontinued operations	(l)	(33)	(10)

		(330)	(29)

Income from continuing operations as reported under US GAAP, before cumulative effect of a change in accounting principle and discontinued operations		121	348

Discontinued operations, net of tax of £1 million (2005: £nil)	(l)	33	10
Cumulative effect of a change in an accounting principle, net of tax of £3 million	(e)	(6)	—

Net income as reported under US GAAP		148	358

	Pence	Pence

Basic Earnings Per Share
Income before cumulative effect of a change in an accounting principle and discontinued operations	10.8	32.5
Discontinued operations net of tax	3.0	0.9
Cumulative effect of a change in an accounting principle net of tax	(0.5)	—

Net income	13.3	33.4

Basic Earnings per American depositary share
Income before cumulative effect of a change in an accounting principle and discontinued operations	108.0	325.0
Discontinued operations net of tax	30.0	9.0
Cumulative effect of a change in an accounting principle net of tax	(5.0)	—

Net income	133.0	334.0

Diluted Earnings Per Share
Income before cumulative effect of a change in an accounting principle and discontinued operations	10.7	31.6
Discontinued operations net of tax	2.9	0.9
Cumulative effect of a change in an accounting principle net of tax	(0.5)	—

Net income	13.1	32.5

Diluted Earnings per American depositary share
Income before cumulative effect of a change in an accounting principle and discontinued operations	107.0	316.0
Discontinued operations net of tax	29.0	9.0
Cumulative effect of a change in an accounting principle net of tax	(5.0)	—

Net income	131.0	325.0

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 36 - Differences between IFRS and United States Generally Accepted Accounting Principles (continued)

The Group changed its US GAAP accounting principle for major engine overhauls as of April 1 2005. The following pro forma amounts illustrate the effect of applying the change in accounting principle retrospectively.

	Year ended March 31

	2006	2005

	£ million	£ million
Income from continuing operations as reported under US GAAP, assuming accounting change is applied retrospectively	121	368
Discontinued operations net of tax	33	10

Net income as reported under US GAAP assuming accounting change is applied retrospectively	154	378

	Pence	Pence

Basic Earnings Per Share
Income before cumulative effect of a change in an accounting principle and discontinued operations	10.8	34.4
Discontinued operations net of tax	3.0	0.9

Net income	13.8	35.3

Diluted Earnings Per Share
Income before cumulative effect of a change in an accounting principle and discontinued operations	10.7	33.4
Discontinued operations net of tax	2.9	0.9

Net income	13.6	34.3

The numerators and denominators used in computing basic and diluted earnings per share are reconciled as follows:

	Year ended March 31

	2006	2005

	(£ million)

Net income and numerator for basic earnings per share	148	358

Interest expense avoided on assumed conversion of Convertible Capital Bonds	2	8

Net income and numerator for diluted earnings per share	150	366

	Year ended March 31

	2006	2005

	(Number of shares ‘000)

Denominator for basic earnings per share - weighted average shares	1,116,178	1,071,126

Effect of dilutive securities:
Employee stock options	12,504	7,352
Convertible Capital Bonds	9,863	48,007

	22,367	55,359

Denominator for diluted earnings per share weighted-average shares	1,138,545	1,126,485

Anti-dilutive shares:

For the year ended March 31, 2006, approximately 12 million shares related to employee stock options (2005: 23 million) were not included in the calculation of diluted earnings per average common share. The effect of including these shares would be anti-dilutive, as the exercise price of the stock options exceeded the average common stock market price during the respective period.

For the year ended March 31, 2006, approximately 10 million shares related to Convertible Capital Bonds (2005: 48 million) were included in the calculation of diluted earnings per average common share.

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (continued)

Note 36 - Differences between IFRS and United States Generally Accepted Accounting Principles (continued)

COMPREHENSIVE INCOME

Comprehensive Income under US GAAP is as follows:

	Year ended March 31

	2006	2005

	(£ million)

Net income as reported under US GAAP	148	358
Foreign currency translation adjustments	—	(22)
Reclassification of cumulative translations adjustments to net income on disposal of investment in associate	—	57
Unrealised loss on available-for-sale securities	—	(1)
Unrealised gains on cash flow hedges - net of tax of £15 million	34	—
Minimum pension liability - net of tax of £9 million (2005: £95 million)	(19)	(222)

Total comprehensive income under US GAAP	163	170

          Movements in the components of Accumulated Other Comprehensive Loss are as follows:

	Unrealised gains on cash flow hedges	Minimum pension liability	Foreign currency translation adjustments	Unrealised gains/ (losses) on available-for-sale securities	Total

	(£ million)

At March 31, 2004	—	(618)	(119)	3	(734)
Arising in the year	—	(222)	35	(1)	(188)

At March 31, 2005	—	(840)	(84)	2	(922)
Arising in the year	34	(19)	—	—	15

At March 31, 2006	34	(859)	(84)	2	(907)

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (continued)

Note 36 - Differences between IFRS and United States Generally Accepted Accounting Principles (continued)

SHAREHOLDERS’ EQUITY

		March 31

	Notes	2006	2005

		(£ million)

Total shareholders’ equity as reported under IFRS		1,861	1,185

Adjustments:
Intangible assets
Goodwill set off in respect of subsidiary companies
Cost	(c)	(88)	(88)
Amortisation	(c)	16	16
Landing rights
Cost	(c)	(26)	(26)
Amortisation	(c)	6	6
Software costs
Cost	(m)	(134)	(126)
Amortisation	(m)	88	66
Pension cost	(a)	12	15
Tangible assets
Fleet
Cost
Maintenance costs	(e)	—	(136)
Asset acquisition	(g)	18	18
Depreciation
Maintenance costs	(e)	—	142
Asset acquisition	(g)	(3)	(2)
Property and equipment
Cost
Valuation uplift	(d)	(301)	(301)
Software costs	(m)	134	126
Depreciation
Valuation uplift	(d)	53	47
Software costs	(m)	(88)	(66)
Trade Investments
Uplift to market value	(n)	—	3
Current assets
Fair value of derivatives	(f)	—	279
Pension costs prepayments	(a)	2,214	2,495
Current liabilities
Accruals and deferred income
Gain on sale and leaseback transactions	(h)	(11)	(11)
Maintenance costs	(e)	—	3
Long-term liabilities
Accruals and deferred income
Gain on sale and leaseback transactions	(h)	(15)	(26)
Asset acquisition	(g)	29	29
Pension liability	(a)	(1,241)	(1,215)
Other differences	(j)	(22)	(37)
Provisions for liabilities and charges
Deferred tax
Effect of the above adjustments	(k)	(209)	(453)
Effect of differences in methodology	(k)	13	1

		445	759

Shareholders’ equity as reported under US GAAP		2,306	1,944

NOTES TO FINANCIAL STATEMENTS (continued)

Note 36 - Differences between IFRS and United States Generally Accepted Accounting Principles (continued)

CONSOLIDATED STATEMENT OF CASH FLOWS

The Consolidated Statements of Cash Flows prepared in accordance with IFRS present substantially the same information as that required under US GAAP.

Cash flows from, and returns on, investments and servicing of finance shown under IFRS would be included as operating activities under US GAAP. The payment of dividends would be included as a financing activity under US GAAP.

All short-term investments are regarded as liquid resources for IFRS. Under US GAAP short-term investments with original maturity of three months or less are classified as cash equivalents and aggregated with cash in the cash flow statement. Cash flows in respect of short-term investments with original maturities exceeding three months are included in investing activities.

                     The categories of cash flow activity under US GAAP are summarized as follows:

	Year ended March 31

	2006	2005

	(£ million)	(£ million)

Cash inflow from operating activities	1,439	1,042
Cash (outflow)/inflow on investing activities	(609)	(369)
Cash outflow from financing activities	(472)	(1,151)

(Decrease)/increase in cash and cash equivalents	358	(478)
Cash and cash equivalents at April 1	549	1,027

Cash and cash equivalents at March 31	907	549

CONCENTRATIONS OF CREDIT RISK

British Airways only deposits short-term cash surpluses with banks and institutions which it regards to be of high credit quality and, by policy, limits the amount of credit exposure to any one bank or institution. Accounts receivable, stated net after deducting a provision for doubtful accounts, comprise a large, widespread debtor base. British Airways did not consider there to be any significant concentration of credit risk at March 31, 2006.

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

British Airways has entered into financial instruments such as futures contracts, swaps and options to reduce its exposure to sudden significant fluctuations in oil prices. As at March 31, 2006, the actual commitment associated with these instruments was US$2,617million (equivalent to £1,499 million) and the unrealised gain on these transactions was £203 million. The Group’s fuel risk management strategy aims to provide the airline with protection against sudden and significant increases in oil prices while ensuring that the airline is not competitively disadvantaged in a serious way in the event of a substantial fall in the price of fuel.

The strategy operates within limits set by the Board and agreed in detail by the Treasury Committee, which is made up of representatives from relevant internal departments.

In addition, British Airways also uses three other forms of derivative: interest rate swaps, currency options and forward foreign exchange contracts.

As part of its treasury risk management activities the Company has entered into a number of swap arrangements in order to hedge its direct exposure to interest rates. The majority of these swaps are embedded in lease and loan agreements. A smaller number of interest rate swaps are not associated with specific loans and leases and are disclosed in Note 27. To reduce interest rate risk, the Group has entered into single currency interest rate swap arrangements so as to change the interest payable elements of certain loans and lease obligations from variable to fixed rates. There were no new standalone interest rate swaps during the year ended March 31, 2006.

British Airways uses foreign exchange contracts in three ways. First, to hedge firm capital commitments usually in US Dollars. Capital expenditure on aircraft is hedged up to three years ahead. The objective is to smooth the cost of the aircraft in sterling terms. There were no hedges of firm capital commitments during the year.

The second use of forward foreign exchange contracts is to hedge current or future years’ net operating revenues and costs. Once again, a risk averse approach is taken with forecast foreign currency exposures being reviewed on a regular basis and cover being taken progressively and selectively. Principal forward foreign exchange transactions as at March 31, 2006 were US$136m to hedge future currency revenues against US dollars (2005: US$87m); £152m to hedge future currency revenues against sterling (2005: £57m); and US$428m to hedge future operating payments against US dollars (2005: US$255m).

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

Accumulated other comprehensive income at March 31, 2006 includes unrealised gains of £34 million net of £15m deferred tax, of which £24 million is expected to be realised within one year.

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (continued)

Note 36 - Differences between IFRS and United States Generally Accepted Accounting Principles (continued)

Available for sale investments

The Group carried the following available for sale investments

	Fair value		Carrying value
	Year ended March 31		Year ended March 31

	2006	2005	2006	2005

	(£ million)	(£ million)	(£ million)	(£ million)

Quoted marketable securities	4	4	4	4
Unquoted marketable securities	4	4	4	4
Loan notes	25	25	25	25

	33	33	33	33

GUARANTEES

There were contingent liabilities at March 31, 2006 in respect of guarantees and indemnities entered into as part of, and claims arising from, the ordinary course of business, upon which no material losses are likely to arise.

The Group has guaranteed certain borrowings, liabilities and commitments which at March 31, 2006 amounted to £204 million (2005: £259 million).

ADVERTISING COSTS

Advertising costs are expensed when incurred as other operating expenses. Advertising expense for 2006 and 2005 was £72 million and £84 million respectively.

INTANGIBLE ASSETS

The following amounts are expected to be amortised in each year between 2007 and 2011 inclusive:

(£ million)

Landing rights	7
Software costs	22

29

DISCONTINUED OPERATIONS

Discontinued operations comprises the Group’s investment in the London Eye Company Limited

The sale of the Group’s full holding of 33% of the equity in the Company was completed on 8 February 2006.

Results from discontinued operations comprised:

	Year ended March 31

	2006	2005

	(£ million)

Revenue	30	39
Expenses	(22)	(29)
Profit on disposal	26	—

Profit before tax	34	10
Tax	(1)	—

Profit after tax	33	10

The London Eye Company’s net assets comprised:

	At 8 February	At 31 March

	2006	2005

Property and equipment	61	65
Current assets	24	12
Current liabilities	(11)	(10)

Net assets	74	67

SUMMARISED FINANCIAL INFORMATION OF EQUITY METHOD INVESTEE

The Group’s investment in Iberia Lineas Aereas de Espana (‘Iberia’) constituted a significant subsidiary at the “10% level” as defined under Regulation S-X, Rule 3-09.

Summary financial information for Iberia which is accounted for by the equity method is as follows:

	Year ended December 31

	2005	2004

	(£ million)

Current assets	1,901	1,535
Non-current assets	1,811	1,536
Current liabilities	(1,145)	(1,033)
Non-current liabilities	(1,573)	(1,149)
Minority interests	(1)	(3)

Shareholders’ equity	993	886

Net sales	3,366	3,270
Gross profit	2,708	2,690
Net income	336	47

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (continued)

Note 36 - Differences between IFRS and United States Generally Accepted Accounting Principles (continued)

Additional information required by US GAAP in respect of the Group’s two principal pension plans

The Group uses a December 31 measurement date for its two principal pension plans.

The components of the net periodic pension cost under SFAS 87 for the two years ended December 31, 2005 are estimated to be as follows:

	Year ended December 31

	2005	2004

	(£ million)

Service cost	226	187
Interest cost	642	595
Expected return on plan assets	(666)	(664)
Net amortization
Prior service cost	3	3
Experience loss/(gain)	293	143
Unrecognized transition asset	—	(10)

Total net periodic pension cost	498	254

The funded status of the principal pension plans under SFAS 87 is as follows:

	Year ended December 31

	2005		2004

	APS	NAPS	APS	NAPS

	(£ million)
Actuarial present value of accumulated benefit obligation (ABO) and vested benefit obligation (VBO) December 31	6,041	7,346	5,625	6,027

Change in plan assets
Plan assets at fair value January 1	6,047	4,435	5,789	3,865
Actual return on plan assets	880	1,000	561	428
Employer contributions	25	246	26	234
Plan participants’ contributions	9	58	10	58
Benefits paid	(345)	(167)	(339)	(150)

Plan assets at fair value December 31	6,616	5,572	6,047	4,435

Change in benefit obligation
Projected benefit obligation January 1	5,684	6,672	5,382	5,691
Service cost	21	205	19	168
Interest cost	292	350	287	308
Plan participants’ contributions	9	58	10	58
Actuarial loss	413	1,155	325	597
Benefits paid	(345)	(167)	(339)	(150)

Projected benefit obligation December 31	6,074	8,273	5,684	6,672

Funded status	542	(2,701)	363	(2,237)
Unrecognised prior service cost	—	12	—	15
Unrecognised actuarial net loss	685	2,132	948	1,808

Prepaid/(accrued) pension cost December 31	1,227	(557)	1,311	(414)
Intangible asset	—	(12)	—	(15)
Accumulated other comprehensive income	—	(1,205)	—	(1,163)

Net amount recognised December 31	1,227	(1,774)	1,311	(1,592)

Increase in minimum liability included in other comprehensive income (before the impact of deferred taxation)	—	42	—	280

     Under SFAS 87, the excess of plan assets over the projected benefit obligation at the transition date (April 1, 1989) is recognised as a reduction of pension expense on a prospective basis over 15 years. Unrecognised prior service costs and actuarial gains and losses (zero corridor) are amortised over the memberships’ average future working lifetimes of 12 years (NAPS) and 7 years (APS).

     The calculation of the projected benefit obligation at December 31, 2005 and December 31, 2004 incorporated the following assumptions:

	Year ended December 31

	2005		2004

	APS	NAPS	APS	NAPS

	(%)
Discount rate	4.75	4.75	5.3	5.3
Price inflation	2.8	2.8	2.8	2.8
Long term rate of return on assets	6.0	7.0	6.0	7.0
Increase in compensation levels to December 31, 2007	2.8	2.8	2.8	2.8
Increase in compensation levels after December 31, 2007	4.3	4.3	4.3	4.3

     The weighted-average asset allocations for the Schemes as at December 31, 2005 and December 31, 2004 by asset category are as follows:

	Plan assets at year ended December 31

	2005		2004

	APS	NAPS	APS	NAPS

	(%)
Asset category
Equity securities	32	69	33	69
Debt securities	60	20	61	22
Property	6	7	5	6
Cash	2	4	1	3

	100	100	100	100

     No securities of British Airways or its subsidiary companies were held by either Scheme as at December 31, 2005 or 2004.

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (continued)

Note 36 - Differences between IFRS and United States Generally Accepted Accounting Principles (continued)

     The Trustees of the Schemes have determined the following asset allocation guidelines which they believe provide an adequate balance between maximising the return on the assets and minimising the risk of failing to meet the liabilities over the long term:

	APS		NAPS

	Range	Benchmark	Range	Benchmark

	(%)
Equities	23 - 33	28	60 - 70	65
Bonds (including cash)	62 - 72	67	23 - 33	28
Property	2.5 - 7.5	5	4.5 - 9.5	7

     A Statement of Investment Principles prepared by the Trustees describes in more detail the Trustees’ objectives and risk management considerations.

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

     The Company expects to contribute around £21 million into APS and £249 million into NAPS over the year ending March 31, 2007.

     The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Year ending March 31:	APS	NAPS

	(£ million)
2007	367	182
2008	372	198
2009	376	213
2010	381	228
2011	385	243
2012 - 2016	1,876	1,440

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (continued)

Note 36 - Differences between IFRS and United States Generally Accepted Accounting Principles (continued)

Additional information required by US GAAP in respect of deferred taxation

Net deferred tax liabilities as at March 31, 2006 and 2005 are comprised of the following:

	March 31

	2006		2005

	(£ million)
Deferred tax liabilities
Excess of book value over tax value of fixed assets	1,238		1,376
Other temporary differences	300		479

		1,538		1,855
Deferred tax assets
Tax effect of losses carried forward	(181)		(269)
Less: valuation allowance	161		177

	(20)		(92)
Other temporary differences	(426)		(495)

		(446)		(587)

Net deferred tax		1,092		1,268

Of which:
Current		238		247
Non-current		854		1,021

		1,092		1,268

As at March 31,2006 British Airways had £13million (2005:£308million) of trading losses which can be offset against future trading profits of the company that realised the trading loss. The group had £276million (2005:£276 million) of UK capital losses carried forward which can be offset against future UK capital profits of the UK Group. The Group also had £94million (2005:£94million) of advance corporation tax (‘ACT’) which can be offset against future UK corporation tax liabilities.

There is no expiration date in respect of such tax assets but because of the uncertainty of there being sufficient suitable future taxable profits against which to utilise them, a full valuation allowances has been made against all the above tax assets except for £20m of the ACT.

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (continued)

Note 36 - Differences between IFRS and United States Generally Accepted Accounting Principles (continued)

Pro forma disclosure of impacts of applying the fair value method for measuring stock-based compensation

In line with the requirements of SFAS 123 and as amended by SFAS 148 ‘Accounting for stock–based compensation – transaction and disclosure’, the Group provides pro forma disclosure of the impact of applying these standards which are based on a fair value method. Note 29 describes the Group’s stock-based compensation plans. For awards granted prior to March 31, 2005 under the Share Option Plan, the Group has used a Black Scholes model to calculate the fair value of awards. For awards made under the Share Option Plan after April 1, 2005, the Group has used a binomial lattice model.

The change in models used to estimate the fair value were made in order to be consistent with the models used for fair values determined under IFRS 2. These changes did not have a material impact on the Group’s pro forma net income or related per share disclosure amounts. The Group’s pro forma disclosure of the impact of applying the fair value method to grants made under the Long Term Incentive Plan and Performance Share Plan were made using binomial lattice and Monte-Carlo models.

	Year ended March 31

	2006		2005

	(£ million, except per Ordinary Share amounts)

Net income as reported under US GAAP	148		358

Add back: Total stock-based employee compensation expense accounted for under intrinsic method for all awards, net of related tax effects	39		—

Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(8)			(11)

Pro forma net income for the year	179		347

Basic earnings per share as reported	13.3	p	33.4	p
Basic earnings per share pro forma	16.1	p	32.4	p
Diluted earnings per share as reported	13.1	p	32.5	p
Diluted earnings per share pro forma	15.8	p	31.5	p

Basic earnings per American Depositary share as reported	133	p	334	p
Basic earnings per American Depositary share pro forma	161	p	324	p
Diluted earnings per American Depositary share as reported	131	p	325	p
Diluted earnings per American Depositary share pro forma	158	p	315	p

     The weighted-average fair values of options granted after April 1, 2005 were estimated using binomial lattice or Monte-Carlo option pricing models. The assumptions made are documented in Note 29.

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

BRITISH AIRWAYS Plc AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (continued)

Note 36 - Differences between IFRS and United States Generally Accepted Accounting Principles (continued)

Effect of new US accounting standards required to be adopted in year to March 31, 2006 –

There were no new US accounting standards required to be adopted in the year.

Impact of new US accounting standards not yet adopted

In December 2004, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 153 ‘Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29’ (“SFAS 153”). SFAS 153 amended one of the exceptions to the principle that exchanges be based on the fair values of the items exchanged. SFAS 153 eliminated the exception provided for the nonmonetary exchange of similar productive assets, and replaced this with an exception for the nonmonetary exchange of items that lack commercial substance. SFAS 153 is effective for accounting periods beginning after June 15, 2005, and was intended to reduce differences with International Financial Reporting Standards. Adoption of SFAS 153 is not anticipated to generate a material impact to the Group.

In December 2004, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 123(R) ‘Accounting for Stock-Based Compensation’ (“SFAS 123(R)”). SFAS 123(R) requires public entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). SFAS 123(R) is a revision of FASB Statement No. 123, ‘Accounting for Stock-Based Compensation’, and supersedes APB Opinion No. 25, ‘Accounting for Stock Issued to Employees’, and its related implementation guidance. SFAS 123(R) eliminates the alternative to use Opinion 25’s intrinsic value method of accounting, that was provided as an alternative option in Statement 123 as originally issued. The Group currently accounts for stock-based compensation using the intrinsic method and provides a pro forma disclosure of amounts that would arise under the fair value method. The effective date for implementation of SFAS 123(R) by public entities with a year end of March 31, is April 1, 2006. A program of work is underway in the Group to review the detailed provisions and implications of the Standard, and has yet to determine the impact of adopting its requirements on the financial statements.

In May 2005, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 154 ‘Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3’ (“SFAS 154”). APB Opinion No. 20 previously required that most voluntary changes in accounting principle be recognised by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, and provides guidance where this is impractical. The Statement carries forward certain other guidance from Opinion 20, including the treatment of changes in estimate and the correction of errors. SFAS 154 is effective for accounting years beginning after December 15, 2005, and is intended to reduce differences with International Financial Reporting Standards. SFAS 154 will be adopted on a prospective basis.

In February 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 155 ‘Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140’ (“SFAS 155”). SFAS 155 permits fair value remeasurement of any financial instrument that contains an embedded derivative that otherwise would require split treatment. Additionally it establishes a requirement to evaluate interests in securitised financial investments to identify freestanding derivatives or those containing embedded derivatives. It also allows special-purpose entities to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. The Statement aims that similar financial assets are accounted for similarly regardless of the form of the instrument. SFAS 155 is effective for accounting years beginning after September 15, 2006.

BRITISH AIRWAYS Plc AND SUBSIDIARIES
SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS

		Additions

Description	Balance at beginning of year	Charged to costs and expenses	Charged to other accounts	Deductions	Balance at end of year

			(£ million)

Year ended March 31, 2006
Allowances for bad and doubtful accounts	16	3	1	(3)	17
Allowances against cash and bank balances which are not remittable or are slow moving	4	—	—	—	4

Year ended March 31, 2005
Allowances for bad and doubtful accounts	28	8	—	(20)	16
Allowances against cash and bank balances which are not remittable or are slow moving	4	—	—	—	4

S-1